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INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on September 7, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM S-4

REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933

GENZYME CORPORATION
(Exact name of registrant as specified in its charter)

Massachusetts (State or other jurisdiction of incorporation or organization)	2836 (Primary Standard Industrial Classification Code Number)	06-1047163 (I.R.S. Employer Identification Number)

500 Kendall Street, Cambridge, Massachusetts 02142
(617) 252-7500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

SEE TABLE OF ADDITIONAL REGISTRANTS

PETER WIRTH
Executive Vice President, Legal and Corporate Development
Genzyme Corporation
Genzyme Center
500 Kendall Street
Cambridge, Massachusetts 02142
(617) 252-7500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

PAUL KINSELLA
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
(617) 951-7000

          Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement.

          If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

          If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

          Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

          Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee

3.625% Senior Notes due 2015	$500,000,000	100%	$500,000,000	$35,650

5.000% Senior Notes due 2020	$500,000,000	100%	$500,000,000	$35,650

Guarantee of 3.625% Senior Notes due 2015	—(2)	—(2)	—(2)	—(2)

Guarantee of 5.000% Senior Notes due 2020	—(2)	—(2)	—(2)	—(2)

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) under the Securities Act of 1933, as amended (the "Securities Act").

(2)
Genzyme Therapeutic Products Limited Partnership, the subsidiary co-registrant, will guarantee, on an unconditional basis, the obligations of Genzyme Corporation under the 3.625% Senior Notes due 2015 and the 5.000% Senior Notes due 2020. No separate consideration will be received for the guarantee of Genzyme Therapeutic Products Limited Partnership. Pursuant to Rule 457(n) under the Securities Act, no separate fee is payable with respect to the guarantee.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) under the Securities Act, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF ADDITIONAL REGISTRANTS

Exact Name of Registrant as Specified in its Charter(1)	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	IRS Employer Identification Number
Genzyme Therapeutic Products Limited Partnership	Massachusetts	2836	01-0852078

(1)
The address and telephone number of the additional registrant are: 500 Kendall Street, Cambridge, Massachusetts 02142, (617) 252-7500.

The information in this preliminary prospectus is not complete and may be changed. We may not exchange these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to exchange these securities, and is not soliciting an offer to exchange these securities, in any jurisdiction where the exchange is not permitted.

Subject to Completion, Dated September 7, 2010

PROSPECTUS

Exchange Offer

for

3.625% Senior Notes due 2015

and

5.000% Senior Notes due 2020

        We are offering to exchange (1) $500,000,000 in aggregate principal amount of our 3.625% Senior Notes due 2015 registered under the Securities Act for $500,000,000 in aggregate principal amount of our existing issued and outstanding 3.625% Senior Notes due 2015 and (2) $500,000,000 in aggregate principal amount of our 5.000% Senior Notes due 2020 registered under the Securities Act for $500,000,000 in aggregate principal amount of our existing issued and outstanding 5.000% Senior Notes due 2020. In this prospectus, the term "exchange notes" refers collectively to our 3.625% Senior Notes due 2015 and our 5.000% Senior Notes due 2020 offered hereby, and the term "existing notes" refers collectively to our existing issued and outstanding 3.625% Senior Notes due 2015 and our existing issued and outstanding 5.000% Senior Notes due 2020 that we issued on June 17, 2010.

  •
  The terms of the exchange notes are substantially identical to those of the existing notes, except that the transfer restrictions and registration rights relating to the existing notes will not apply to the exchange notes, and the exchange notes will not provide for the payment of additional interest in the event of a registration default.

  •
  The exchange offer expires at 5:00 p.m., New York City time, on            , 2010, unless extended.

  •
  Subject to the satisfaction or waiver of specified conditions, we will exchange your validly tendered unregistered existing notes that have not been withdrawn prior to the expiration of the exchange offer for an equal principal amount of exchange notes that have been registered under the Securities Act.

  •
  You may withdraw your tender of notes at any time before the exchange offer expires.

  •
  We will not receive any proceeds from the exchange offer.

  •
  The exchange notes will not be traded on any national securities exchange.

        See "Risk Factors" beginning on page 14 of this prospectus for a discussion of risks that you should consider carefully.

        Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. The letter of transmittal relating to the exchange offer states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for existing notes that were acquired by such broker-dealer as a result of market-making or other trading activities. We have agreed that for a period of 180 days after the expiration of the exchange offer, we will make this prospectus available to broker-dealers for use in connection with any such resales.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2010.

Summary	1
Risk Factors	14
Note Regarding References To Genzyme	37
Note Regarding Trademarks	37
Note Regarding Forward-Looking Statements	37
Use of Proceeds	41
The Exchange Offer	42
Selected Financial Data	51
Business	54
Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations—For the Three and Six Months ended June 30, 2010 and June 30, 2009	92
Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations—For the Years ended December 31, 2009, 2008 and 2007	124
Quantitative and Qualitative Disclosures about Market Risk	177
Management	178
Executive Compensation	191
Director Compensation	214
Certain Relationships and Related Persons Transactions	216
Stock Ownership	217
Description of the Exchange Notes	219
Description of Other Indebtedness	237
Plan of Distribution	238
Certain Material U.S. Federal Income Tax Considerations	239
Legal Matters	245
Experts	245
Where You Can Find More Information	245
Index to Financial Statements	F-1

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we have filed with the SEC. This prospectus does not contain all of the information included in the registration statement. The registration statement filed with the SEC includes exhibits that provide more details about the matters discussed in this prospectus. You should carefully read this prospectus, the related exhibits filed with the SEC and any prospectus supplement. Statements contained in this prospectus concerning the provisions of any document filed as an exhibit to the registration statement are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.

        This prospectus incorporates important business and financial information about us that is not included or delivered with this prospectus. This information is available without charge to security holders upon written or oral request. Requests for copies should be directed to Genzyme Corporation, 500 Kendall Street, Cambridge, Massachusetts 02142, Attention: Shareholder Relations, Telephone: (617) 768-6686. To obtain timely delivery, security holders must request the information no later than five business days before                     , 2010, the date they must make their investment decision.

i

        You should rely only on the information contained in this prospectus and in any accompanying prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus and any prospectus supplement is accurate only as of the date on the front cover of those documents. We do not imply that there has been no change in the information contained in this prospectus or in our affairs since that date by delivering this prospectus.

ii

SUMMARY

        This summary provides an overview of selected information and does not contain all the information you should consider. Before making a decision whether to participate in the exchange offer and to invest in the exchange notes, you should carefully read the entire prospectus, including the section entitled "Risk Factors" and the financial data and information starting on page F-1 of this prospectus.

Overview

        We are a global biotechnology company dedicated to making a major impact on the lives of people with serious diseases. Our products and services are focused on rare inherited disorders, kidney disease, orthopaedics, cancer, transplant and immune disease, and diagnostic testing. Our commitment to innovation continues today with a substantial development program focused on these fields, as well as multiple sclerosis, or MS, cardiovascular disease, neurodegenerative diseases, and other areas of unmet medical need.

        We are organized into five business units, which we consider to be our reporting segments:

  •
  Personalized Genetic Health, which develops, manufactures and distributes therapeutic products with a focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, or LSDs, and cardiovascular disease. The unit derives substantially all of its revenue from sales of Cerezyme, Fabrazyme, Myozyme, Aldurazyme and Elaprase and royalties earned on sales of Welchol;

  •
  Renal and Endocrinology, which develops, manufactures and distributes products that treat patients suffering from renal diseases, including chronic renal failure, and endocrine and immune-mediated diseases. The unit derives substantially all of its revenue from sales of Renagel/Renvela (including sales of bulk sevelamer), Hectorol and Thyrogen;

  •
  Biosurgery, which develops, manufactures and distributes biotherapeutics and biomaterial-based products, with an emphasis on products that meet medical needs in the orthopaedics and broader surgical areas. The unit derives substantially all of its revenue from sales of Synvisc/Synvisc-One and the Sepra line of products;

  •
  Hematology and Oncology, which develops, manufactures and distributes products for the treatment of cancer, the mobilization of hematopoietic stem cells and the treatment of transplant rejection and other hematologic and auto-immune disorders. The unit derives substantially all of its revenue from sales of Mozobil, Thymoglobulin, Clolar, Campath, Fludara and Leukine; and

  •
  Multiple Sclerosis, which is developing products, including alemtuzumab, for the treatment of MS and other auto-immune disorders.

        Effective January 1, 2010, based on changes in how we review our business, we re-allocated certain of our business units among our segments and adopted new names for certain of our reporting segments. Specifically:

  •
  our former Genetic Diseases reporting segment is now referred to as "Personalized Genetic Health," or "PGH," and now includes our cardiovascular business unit, which previously was reported under the caption "Cardiometabolic and Renal," and our Welchol product line, which previously was reported as part of our pharmaceuticals intermediates business unit under the caption "Other;"

  •
  our former Cardiometabolic and Renal reporting segment is now referred to as "Renal and Endocrinology" and now includes the assets that formerly comprised our immune-mediated diseases business unit, which previously was reported under the caption "Other," but no longer includes our cardiovascular business unit; and

  •
  our former Hematologic Oncology segment is now referred to as "Hematology and Oncology" and now includes our transplant business unit, which previously was reported under the caption "Other," but no longer includes our MS business unit, which is now reported as a separate reporting segment called "Multiple Sclerosis."

        We report the activities of the following business units under the caption "Other": our genetic testing business unit, which provides testing services for the oncology, prenatal and reproductive markets; and our diagnostic products and pharmaceutical intermediates business units. These operating segments did not meet the quantitative threshold for separate segment reporting.

        We report our corporate, general and administrative operations and corporate science activities under the caption "Corporate."

        We have revised our 2009 segment disclosures to conform to our 2010 presentation.

        We were founded in 1981 and became a Massachusetts corporation in 1991. Our executive offices are located at Genzyme Center, 500 Kendall Street, Cambridge, Massachusetts 02142. Our phone number is (617) 252-7500. Our website address is http://www.genzyme.com. The contents of our website have not been, and shall not be deemed to be, incorporated by reference into this prospectus.

Summary of the Exchange Offer

        The following summary contains the principal terms of the exchange offer and is not intended to be complete. It does not contain all of the information that is important to you. For a more detailed description of the exchange offer, please refer to the section entitled "The Exchange Offer" in this prospectus.

Background	On June 17, 2010, we issued $500,000,000 aggregate principal amount of our 3.625% Senior Notes due 2015 (CUSIP Nos. 372917 AP9 and U32325 AB5; ISIN Nos. US372917AP97 and USU32325AB50) and $500,000,000 aggregate principal amount of our 5.000% Senior Notes due 2020 (CUSIP Nos. 372917 AR5 and U32325 AC3; ISIN Nos. US372917AR53 and USU32325AC34) in an offering not registered under the Securities Act. At the time the offering was consummated, we entered into a registration rights agreement with Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Banc of America Securities LLC, in which we agreed to offer to exchange the existing notes for exchange notes that have been registered under the Securities Act. This exchange offer is intended to satisfy that obligation.
The Exchange Offer

We are offering to exchange up to $500,000,000 aggregate principal amount of our 3.625% Senior Notes due 2015 and up to $500,000,000 aggregate principal amount of our 5.000% Senior Notes due 2020 for the existing 3.625% Senior Notes due 2015 and the existing 5.000% Senior Notes due 2020, respectively. The terms of the exchange notes are identical in all material respects to the terms of the existing notes, except that the exchange notes have been registered under the Securities Act and will not contain transfer restrictions, registration rights or additional interest provisions. You should read the discussion set forth under "Description of the Exchange Notes" for further information regarding the exchange notes. In order to be exchanged, an existing note must be properly tendered and accepted. All existing notes that are validly tendered and not withdrawn will be exchanged. We will issue and deliver the exchange notes promptly after the expiration of the exchange offer.

Required Representations	In order to participate in this exchange offer, you will be required to make certain representations to us in a letter of transmittal, including that:
• any exchange notes will be acquired by you in the ordinary course of your business;
• you have not engaged in and do not intend to engage in, and do not have an arrangement or understanding with any person to participate in, a distribution of the exchange notes; and

• you are not an "affiliate" of Genzyme Corporation or any of our subsidiaries, as that term is defined in Rule 405 under the Securities Act.
Resale of the Exchange Notes

Based on interpretations by the SEC's staff, as detailed in a series of no-action letters issued to third parties unrelated to us, we believe that the exchange notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:

• you, or the person or entity receiving the exchange notes, acquires the exchange notes in the ordinary course of business;
• neither you nor any such person or entity receiving the exchange notes is engaging in or intends to engage in a distribution of the exchange notes within the meaning of the federal securities laws;
• neither you nor any such person or entity receiving the exchange notes has an arrangement or understanding with any person or entity to participate in any distribution of the exchange notes; and
• neither you nor any such person or entity receiving the exchange notes is an "affiliate" of Genzyme Corporation, as that term is defined in Rule 405 under the Securities Act.

We have not submitted a no-action letter to the SEC, and we cannot assure that the SEC would make a similar determination with respect to this exchange offer. If you do not meet the conditions described above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes. If you fail to comply with these requirements you may incur liabilities under the Securities Act, and we will not indemnify you for such liabilities.

Expiration Date

The exchange offer will expire at 5:00 p.m., New York City time, on                    , 2010, unless extended, in which case the term "expiration date" means the latest date and time to which we extend the exchange offer.

Withdrawal Rights	You may withdraw your tender of existing notes at any time prior to 5:00 p.m., New York City time, on the expiration date.
Conditions to the Exchange Offer

The exchange offer is subject to certain customary conditions, some of which may be waived by us. See "The Exchange Offer—Conditions" for more information. The exchange offer is not conditioned upon the exchange of any minimum principal amount of existing notes, except as described under the heading "Denomination and Form" in "The Exchange Notes."

Exchange Offer Procedures

If you wish to tender existing notes, you must (a)(1) complete, sign and date the letter of transmittal, or a facsimile of it, according to its instructions and (2) send the letter of transmittal, together with your existing notes to be exchanged and other required documentation, to the exchange agent at the address provided in the letter of transmittal; or (b) tender through The Depository Trust Company, or "DTC," pursuant to DTC's Automated Tender Offer Program, or "ATOP." The letter of transmittal or a valid agent's message through ATOP must be received by the exchange agent by 5:00 p.m., New York City time, on the expiration date. See "The Exchange Offer—Exchange Offer Procedures," and "The Exchange Offer—Book-Entry Transfer." Please do not send letters of transmittal and certificates representing existing notes to us; send these documents only to the exchange agent. See "The Exchange Offer—Exchange Offer Procedures" for more information.

Each broker-dealer that is issued exchange notes for its own account in exchange for existing notes that were acquired by such broker-dealer as a result of market-making or other trading activities also must acknowledge that it has not entered into any arrangement or understanding with us or any of our affiliates to distribute the exchange notes and will deliver a prospectus in connection with any resale of the exchange notes issued in the exchange offer. See "Plan of Distribution."

Special Procedures for Beneficial Owners

If you are the beneficial owner of book-entry interests and your name does not appear on a security position listing of DTC as the holder of the book-entry interests or if you are a beneficial owner whose existing notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender your outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you are a beneficial owner and wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering your existing notes, either make appropriate arrangements to register ownership of the existing notes in your name or obtain a properly completed bond power from the registered holder. See "The Exchange Offer—Procedure if the Outstanding Notes Are Not Registered in Your Name" and "The Exchange Offer—Beneficial Owner Instructions to Holders of Existing Notes." The transfer of registered ownership may take considerable time.

Guaranteed Delivery Procedures

If you wish to tender existing notes and time will not permit the documents required by the letter of transmittal to reach the exchange agent prior to the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, you must tender your existing notes according to the guaranteed delivery procedures described under "The Exchange Offer—Guaranteed Delivery Procedures."

Acceptance of Existing Notes and Delivery of Exchange Notes

Subject to the conditions described under "The Exchange Offer—Conditions," we will accept for exchange any and all existing notes which are validly tendered in the exchange offer, and not withdrawn, prior to 5:00 p.m., New York City time, on the expiration date.

Federal Income Tax Consequences

For a discussion of the material federal income tax considerations relating to the exchange of existing notes for the exchange notes as well as the ownership of the exchange notes, see "Certain Material U.S. Federal Income Tax Considerations."

Exchange Agent

The Bank of New York Mellon Trust Company, N.A. is acting as the exchange agent. The address, telephone number and facsimile number of the exchange agent are set forth in this prospectus under the heading agent are set forth in this prospectus under the heading "The Exchange Offer—Exchange Agent."

Consequences of Failure to Exchange the Existing Notes

If you do not exchange your existing notes for exchange notes, you will continue to be subject to the restrictions on transfer provided in the existing notes and in the indenture governing the existing notes. In general, the unregistered existing notes may not be offered or sold, unless they are registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act. In addition, after the consummation of the exchange offer, it is anticipated that the outstanding principal amount of the existing notes available for trading will be significantly reduced. The reduced float is expected to adversely affect the liquidity and market price of the existing notes. A smaller outstanding principal amount of existing notes available for trading may also tend to make the price more volatile.

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes.

The Exchange Notes

        The following summary contains basic information about the exchange notes and is not intended to be complete. It does not contain all of the information that is important to you. For a more detailed description of the exchange notes, please refer to the section entitled "Description of the Exchange Notes" in this prospectus.

Issuer	Genzyme Corporation
Securities Offered	$500,000,000 aggregate principal amount of 3.625% Senior Notes due 2015
$500,000,000 aggregate principal amount of 5.000% Senior Notes due 2020

The exchange notes will evidence the same debt as the existing notes and will be issued under, and will be entitled to the benefits of, the same indenture. The terms of the exchange notes are identical to the terms of the existing notes in all material respects, except that the exchange notes:

• will be registered under the Securities Act;
• will bear different CUSIP/ISIN numbers than the existing notes;
• will not include rights to registration under the Securities Act or rights to additional interest in the event of a specified registration default; and
• will not contain transfer restrictions applicable to the existing notes.
Maturity	The 2015 exchange notes will mature on June 15, 2015, and the 2020 exchange notes will mature on June 15, 2020.
Ranking

The exchange notes will be our senior unsecured obligations and will rank equal in right of payment to our other senior unsecured debt from time to time outstanding. As of March 31, 2010, after giving effect to the completion of the offering of the existing notes, we would have had approximately $1,121.8 million of total indebtedness outstanding on a consolidated basis. See "Description of the Exchange Notes—Ranking."

Subsidiary Guarantee

The exchange notes will be fully and unconditionally guaranteed by one of our subsidiaries that guarantees our debt under our 2006 revolving credit facility. The exchange notes will also be guaranteed, on a joint and several basis, by each of our domestic subsidiaries that becomes a guarantor under any of our credit facilities. See "Description of the Exchange Notes—Subsidiary Guarantee."

Interest

Interest on the exchange notes will accrue from the last interest payment date on which interest was paid on the existing notes surrendered in exchange for such exchange notes or, if no interest has been paid on the existing notes, from June 17, 2010. Interest on the exchange notes will be payable semi-annually on June 15 and December 15 of each year, commencing on December 15, 2010.

Optional Redemption

We may redeem the exchange notes at our option, at any time in whole or from time to time in part, at a "make-whole" redemption price. We will also pay the accrued and unpaid interest on the exchange notes to the redemption date. See "Description of the Exchange Notes—Optional Redemption."

Repurchase at the Option of Holders Upon a Change of Control Triggering Event

If we experience a "Change of Control Triggering Event" (as defined in "Description of the Exchange Notes—Offer to Purchase upon Change of Control Triggering Event"), we will be required, unless we have exercised our right to redeem the exchange notes, to offer to purchase the exchange notes with respect to which such event occurred at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest.

Additional Issues

We may from time to time, without notice to or the consent of the holders of the exchange notes, create and issue additional debt securities having the same terms (except for the issue date, the public offering price and, in some cases, the first interest payment date) and ranking equally and ratably with the exchange notes offered hereby in all respects.

Denomination and Form

We will issue the exchange notes in the form of one or more fully registered global notes registered in the name of the nominee of DTC. Beneficial interests in the exchange notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Clearstream Banking, société anonyme and Euroclear Bank S.A./N.V., as operator of the Euroclear System, will hold interests on behalf of their participants through their respective U.S. depositaries, which in turn will hold such interests in accounts as participants of DTC. Except in the limited circumstances described in this prospectus, owners of beneficial interests in the exchange notes will not be entitled to have notes registered in their names, will not receive or be entitled to receive exchange notes in definitive form and will not be considered holders of exchange notes under the indenture. The exchange notes will be issued only in denominations of $2,000 and higher integral multiples of $1,000.

Risk Factors

Investing in the exchange notes involves risks. In deciding whether to participate in the exchange offer, you should consider carefully the information set forth under "Risk Factors," along with other matters discussed or referred to in this prospectus.

Trustee	The Bank of New York Mellon Trust Company, N.A.
Governing Law	The exchange notes will be governed by the laws of the State of New York.

Summary Financial Data

        The following summary consolidated financial data of Genzyme Corporation and subsidiaries should be read in conjunction with our consolidated financial statements and related notes starting on page F-1 of this prospectus. These summary financial data may not be indicative of our future financial performance or condition due to the risks and uncertainties associated with operating our business, including those described under "Risk Factors."

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2010	2009	2009	2008	2007
	(in thousands, except for per share amounts)
Revenues:
Net product revenue	$1,946,547	$2,152,669	$4,076,665	$4,196,907	$3,457,778
Net service revenue	205,504	207,192	418,518	366,091	326,326
Research and development revenue	1,861	17,520	20,342	42,041	29,415

Total revenues	2,153,912	2,377,381	4,515,525	4,605,039	3,813,519

Operating costs and expenses:
Cost of products sold(1)(2)	581,383	524,461	1,136,937	913,267	715,504
Cost of services sold(1)	132,396	121,874	249,139	235,295	211,826
Selling, general and administrative(1)(3)	955,845	672,089	1,428,596	1,338,190	1,187,184
Research and development(1)(4)	446,488	417,447	865,257	1,308,330	737,685
Amortization of intangibles	138,875	121,543	266,305	226,442	201,105
Contingent consideration expense(5)	72,570	9,090	65,584	—	—
Charges for impaired intangible assets and goodwill	—	—	—	2,036	—
Purchase of in-process research and development(6)	—	—	—	—	106,350

Total operating costs and expenses	2,327,557	1,866,504	4,011,818	4,023,560	3,159,654

Operating income (loss)	(173,645)	510,877	503,707	581,479	653,865

Other income (expense):
Equity in income (loss) of equity method investments	(1,567)	—	—	201	7,398
Gain (loss) on investments in equity securities, net(7)	(31,399)	(681)	(56)	(3,340)	13,067
Gain on acquisition of business(8)	—	24,159	24,159	—	—
Other	(246)	(3,035)	(1,719)	356	3,295
Investment income	6,384	9,494	17,642	51,260	70,196
Interest expense	—	—	—	(4,418)	(12,147)

Total other income (expense)	(26,828)	29,937	40,026	44,059	81,809

Income (loss) before income taxes(1)	(200,473)	540,814	543,733	625,538	735,674
(Provision for) benefit from income taxes(1)	81,752	(157,754)	(121,433)	(204,457)	(255,481)

Net income (loss)(1)	$(118,721)	$383,060	$422,300	$421,081	$480,193

Net income (loss) per share:
Basic(1)	$(0.45)	$1.42	$1.57	$1.57	$1.82

Diluted(1)	$(0.45)	$1.39	$1.54	$1.50	$1.74

CONSOLIDATED BALANCE SHEET DATA

		December 31,
	June 30, 2010
		2009	2008	2007
	(in thousands)
Cash and investments(9)	$974,154	$1,049,700	$973,691	$1,460,394
Working capital	1,427,477	1,722,673	1,601,852	1,137,904
Total assets	9,763,899	10,060,724	8,671,276	8,314,375
Long-term contingent consideration obligations, including current portion(5)	977,209	1,015,236	—	—
Long-term debt, capital lease obligations and convertible debt, including current portion	1,114,466	124,600	131,907	810,373
Stockholders' equity	6,475,405	7,683,652	7,305,993	6,612,937

(1)
For the years ended December 31, 2009, 2008 and 2007, we recorded pre-tax stock-based compensation expense, which was allocated based on the functional cost center of each employee as follows (amounts in thousands, except per share amounts):

	For the Years Ended December 31,
	2009	2008	2007
Cost of products and services sold	$(32,314)	$(27,555)	$(25,677)
Selling, general and administrative	(110,410)	(102,745)	(106,172)
Research and development	(61,391)	(56,673)	(58,101)

Total	(204,115)	(186,973)	(189,950)
Less: tax benefit of stock options	53,434	56,740	58,148

Stock-based compensation expense, net of tax	$(150,681)	$(130,233)	$(131,802)

Net loss per share—basic and diluted	$(0.56)	$(0.49)	$(0.50)

(2)
Includes charges of:

•
$13.7 million recorded in 2010, net of $5.4 million of insurance reimbursements, for Renagel and Renvela related to the remediation cost of our Haverhill, England manufacturing facility, including repairs and idle capacity expenses and an additional $16.4 million for the writeoff of work-in-process material that was unfinished when the Allston facility interruption occurred, in 2010, and could not be finished;

•
$107.2 million recorded in 2009, consisting primarily of $45.5 million for idle capacity, clean up and other costs related to the remediation of our Allston facility; approximately $11 million for the write off of Cerezyme work-in-process material and $43.5 million for the amortization of inventory step-up of Campath, Fludara and Leukine;

•
$9.2 million recorded in the first quarter of 2009 and $12.6 million recorded in 2008 for the write off of inventory associated with terminated production runs of Myozyme at our Belgium facility; and

•
$20.9 million recorded in 2007 to write off Thymoglobulin inventory which did not meet our specifications for saleable product.

(3)
Includes a charge of $64.0 million recorded in 2007 to settle the litigation related to the consolidation of our former tracking stocks.

(4)
Includes charges of:

•
$7.0 million recorded in September 2009 for amounts accrued or paid to acquire certain gene therapy manufacturing assets from Targeted Genetics Corporation;

•
$18.2 million recorded in January 2009 for the purchase of intellectual property from EXACT Sciences;

•
$16.0 million recorded in 2008 for the license or purchase of certain intellectual property and technology relating to transactions with two third parties;

•
$130.0 million recorded in 2008 for amounts accrued or paid to Osiris Therapeutics, Inc., or "Osiris," as an upfront, nonrefundable license fee;

•
$100.0 million recorded in 2008 as a nonrefundable upfront license fee payment to PTC Therapeutics, Inc., or "PTC";

•
$244.9 million recorded in 2008 for license fee payments to Isis Pharmaceuticals, Inc., or "Isis"; and

•
$25.0 million recorded in 2007 for an upfront milestone payment paid to Ceregene Inc. for the development and commercialization of CERE-120, a gene therapy product candidate.

(5)
In May 2009, we recorded contingent consideration obligations in connection with our acquisition of certain products and development programs from Bayer. Changes in the fair value of these contingent consideration obligations are recorded as contingent consideration expense.

(6)
Consists of a portion of the charges for pre-tax in-process research and development incurred in connection with the acquisition of Bioenvision Inc. in 2007.

(7)
For 2007, includes a pre-tax gain of $10.8 million recorded on the sale of our entire investment in the common stock of Therapeutic Human Polyclonals Inc.

(8)
Includes a gain recorded in 2009 related to our acquisition of certain products and development programs from Bayer. The fair value of the identifiable assets acquired exceeded the fair value of the purchase price for the transaction.

(9)
Includes cash, cash equivalents, and short- and long-term investments in debt securities.

Ratio of Earnings to Fixed Charges

        Our consolidated ratios of earnings to fixed charges for each of the periods indicated are as follows:

	For the Six Months Ended June 30, 2010
		For the Years Ended December 31,
		2009	2008	2007	2006	2005
	(dollars in thousands)
Fixed charges:
Interest expense	$1	$—	$1,025	$8,449	$11,270	$15,082
Capitalized interest	8,489	12,339	18,998	14,452	9,162	8,915
Amortization of debt issuance costs	—	—	3,393	3,698	4,208	4,556
Portion of rents representative of the interest factor	13,633	27,267	25,067	24,767	20,300	16,500

Total fixed charges	$22,123	$39,606	$48,483	$51,366	$44,940	$45,053

Earnings:
Income (loss) before income taxes	$(200,473)	$543,733	$625,536	$735,674	$(52,678)	$628,919
Fixed charges per above less capitalized interest	13,634	27,267	29,485	36,914	35,778	36,138
Amortization of capitalized interest	6,387	12,038	9,466	7,625	6,627	5,386
Equity in losses (earnings) equity method investments	1,567	—	(201)	(7,398)	(15,705)	(151)

Total earnings, as adjusted	$(178,885)	$583,038	$664,286	$772,815	$(25,978)	$670,292

Ratio of Earnings to Fixed Charges(1)	—	14.7	13.7	15.0	—	14.9

(1)
The ratio of earnings to fixed charges is not presented for the six months ended June 30, 2010 because in such period fixed charges exceeded earnings by $201.0 million primarily due to a charge of $175.0 million for the upfront disgorgement of past profits recorded in connection with the consent decree we received from the FDA. The ratio of earnings to fixed charges is not presented for the year ended December 31, 2006 because in such period fixed charges exceeded earnings by $70.9 million primarily due to a pre-tax charge of $219.2 million to write off the goodwill for our genetic testing business unit and a pre-tax charge for in-process research and development of $552.9 million incurred in connection with our acquisition of AnorMED, Inc.

RISK FACTORS

        You should carefully consider the risks described below before making a decision whether to participate in the exchange offer. You should also consider the other information included in this prospectus before making a decision to invest in the exchange notes. Our future operating results could differ materially from the results described in this prospectus due to the risks and uncertainties related to our business, including those discussed below. In addition, these factors represent risks and uncertainties that could cause actual results to differ materially from those implied by forward-looking statements. We refer you to our "Note Regarding Forward-Looking Statements," which identifies forward-looking statements in this prospectus. The risks described below are not the only risks we face. Additional risk and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations, and may have a material impact on your investment in the exchange notes.

Manufacturing problems have caused inventory shortages, loss of revenues and unanticipated costs and may do so in the future.

        In order to generate revenue from our approved products, we must be able to produce sufficient quantities of the products to satisfy demand. Many of our products are very difficult to manufacture. Our products that are biologics, for example, require processing steps that are more difficult than those required for most chemical pharmaceuticals. Accordingly, we employ multiple steps to attempt to control the manufacturing processes. Problems with these manufacturing processes, even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims and insufficient inventory. In the past, we have had to write off and incur other charges and expenses for products that failed to meet internal or external specifications, including Thymoglobulin, and for products that experience terminated production runs, including Myozyme produced at the 4000L scale. We also have had to write off work-in-process materials and incur other charges and expenses associated with a viral contamination, described below, at two of our facilities. Similar charges could occur in the future.

        Certain of the raw materials required in the commercial manufacturing and the formulation of our products are derived from biological sources, including bovine serum and human serum albumin. Such raw materials are difficult to procure and may be subject to contamination or recall. Also, some countries in which we market our products may restrict the use of certain biologically derived substances in the manufacture of drugs. A material shortage, contamination, recall, or restriction on the use of certain biologically derived substances in the manufacture of our products could adversely impact or disrupt commercial manufacturing of our products or could result in a withdrawal of our products from markets. This, in turn, could adversely affect our ability to satisfy demand for our products, which could materially and adversely affect our operating results.

        In addition, we may only be able to produce some of our products at a very limited number of facilities and, therefore, have limited or no redundant manufacturing capacity for these products. For example, we manufacture all of our bulk Cerezyme and most of our bulk Fabrazyme products at our Allston facility, all of our bulk Myozyme produced at the 160L scale at our Framingham facility, and all of our bulk Myozyme/Lumizyme produced at the 4000L scale at our Belgium facility. In some cases, we contract out the manufacturing of our products to third parties, of which there are only a limited number capable of executing the manufacturing processes we require. A number of factors could cause production interruptions at our facilities or the facilities of our third-party providers, including equipment malfunctions, facility contamination, labor problems, raw material shortages or contamination, natural disasters, disruption in utility services, terrorist activities, human error or disruptions in the operations of our suppliers.

        In June 2009, we announced that we had detected a virus, Vesivirus 2117, that impairs cell growth in one of the bioreactors used at our Allston facility to produce Cerezyme. We believe the virus was likely introduced through a raw material used in the manufacturing process. We temporarily interrupted bulk production at the plant to sanitize the facility, which affected production of Cerezyme and Fabrazyme. Cerezyme and Fabrazyme inventories were not sufficient to meet global demand. In 2009, we confirmed that Vesivirus 2117 was the cause of declines in cell productivity in one previous instance in 2008 at our Allston facility and one previous instance in 2008 at our Belgium facility. We were able to detect the virus in 2009 at our Allston facility using a highly specific assay we had developed after standard tests were unable to identify the cause of the productivity declines that occurred in 2008. We are in the process of adding steps to increase the robustness of our raw materials screening, process monitoring for viruses and viral removal processes. Some of these steps are subject to regulatory approval. However, given the nature of biologics manufacturing, contamination issues could occur at our facilities in the future. The Vesivirus contamination has had a material adverse effect on our Cerezyme and Fabrazyme revenues as well as on our results of operations, and any future contamination could have a similarly material financial impact.

        The steps in successfully producing our biologic products are highly complex and in the normal course are subject to equipment failures and other production difficulties. For example, when we restarted Fabrazyme production at Allston, we experienced cell growth at lower than expected levels, which negatively affected our ability to supply the product to patients. In addition, in March 2010, we experienced an interruption in operations at our Allston facility resulting from an unexpected city electrical power failure that compounded issues with the plant's water system. This resulted in continued supply limitations for Cerezyme and Fabrazyme as well as product write-offs. We also have experienced other shipment interruptions since restarting Cerezyme and Fabrazyme production. We will continue to work with minimal levels of inventory for Cerezyme and Fabrazyme until our new Framingham manufacturing facility is approved and any additional manufacturing delays will likely impact supply of these products.

Our Cerezyme and Fabrazyme supply constraints have created opportunities for our competitors.

        Outside of the United States, Fabrazyme competes with Replagal, a product marketed by Shire plc. In the United States, the FDA has approved a treatment protocol for Replagal. In August 2010, Shire reported that it had withdrawn its BLA for Replagal that it had submitted in December 2009 to the FDA, and for which it had been granted "fast track" designation, to consider updating it with additional clinical data. In June 2010, Shire closed enrollment under its treatment investigational new drug application, or T-IND, in the U.S. for Replagal and announced plans to actively manage emergency requests for the drug from new patients. For Cerezyme, Shire and Protalix were able to offer their developmental therapies for the treatment of Gaucher disease to patients in the United States through an FDA-approved treatment protocol and to patients in the European Union and other countries through pre-approval access programs. Shire received FDA approval of VPRIV to treat Gaucher disease in February 2010 and announced it will price its therapy lower than Cerezyme. In addition, Shire received a positive opinion from the EMA Committee for Human Medicinal Products in June 2010. Shire expects to launch its therapy in the European Union by the end of 2010 and in other countries beginning in 2011. Also, Shire has announced that it expects its manufacturing plant to be approved for commercial product in late 2011 or early 2012. Protalix submitted its NDA for UPLYSO to the FDA in December 2009 and has been granted "fast track" designation, with a PDUFA date of February 25, 2011. In December 2009, Protalix and Pfizer entered into an agreement to develop and commercialize UPLYSO. The FDA has granted orphan drug status to both Shire's and Protalix's therapies for the treatment of Gaucher disease. In addition, Zavesca® is currently approved in the United States for patients with Gaucher disease for whom enzyme replacement therapy is unsuitable.

        The approval of treatment protocols and access programs for Shire's and Protalix's therapies has allowed physicians to treat Fabry and Gaucher disease patients with the therapies ahead of their commercial availability. Some Gaucher and Fabry patients have used our competitors' therapies during the period of supply constraint and there is a risk that they may not switch back to our products, which would result in the loss of additional revenue for us. In April 2010, the EMA advised physicians to consider switching Fabry disease patients from Fabrazyme to Replagal based on its concerns that certain patients were not tolerating reduced dosages of Fabrazyme. We also have encouraged patients to switch to competitive products during the period of supply constraint. These actions may result in additional patients switching to our competitors' therapies. In July 2010, the EMA issued a temporary recommendation to physicians that new Fabry disease patients be treated with Replagel as an alternative to Fabrazyme because of continued supply shortages of Fabrazyme. In addition, the institution of treatment guidelines and dose conservation measures during the supply constraint presents the risk that physicians and patients will not resume regular treatment levels after the supply constraint has ended.

Our products and manufacturing facilities are subject to significant government regulations and approvals, which are often costly and could result in adverse consequences to our business if we fail to comply with the regulations or maintain the approvals.

        Our commercial products and the manufacturing facilities in which they are produced are subject to extensive continuing government regulations relating to, among other things, testing, quality control, labeling and promotion. For example, we and certain of our third-party suppliers are required to maintain compliance with applicable regulations governing the production of pharmaceutical products known as Good Manufacturing Practices, or GMP, and are subject to inspections by the FDA, the EMA and comparable agencies in other jurisdictions to confirm such compliance. Failure to comply with applicable regulatory requirements could result in regulatory authorities taking actions such as:

  •
  issuing warning letters;

  •
  levying fines and other civil penalties;

  •
  imposing consent decrees;

  •
  suspending regulatory approvals;

  •
  refusing to approve pending applications or supplements to approved applications;

  •
  suspending manufacturing activities or product sales, imports or exports;

  •
  requiring us to communicate with physicians and other customers about concerns related to actual or potential safety, efficacy, and other issues involving our products;

  •
  mandating product recalls or seizing products; and

  •
  criminal prosecution.

        For example, on May 24, 2010, we entered into a consent decree with the FDA relating to our Allston facility. Under the terms of the consent decree, we will pay an upfront disgorgement of past profits of $175.0 million. The consent decree requires us to move all of our fill-finish operations out of our Allston facility by certain deadlines. If we are not able to meet these deadlines, the FDA can require us to disgorge 18.5% of the revenue from the sale of any products that are filled and finished at our Allston facility after the applicable deadlines. The consent decree also requires us to implement a plan to bring our Allston facility operations into compliance with applicable laws and regulations. The plan must address any deficiencies previously reported to us or identified as part of a comprehensive inspection conducted by a third-party expert, who we are required to retain, and who will monitor and oversee our implementation of the plan. In 2009, we began implementing a comprehensive remediation plan, prepared with assistance from our compliance consultant, Quantic, to improve quality and compliance at our Allston facility. We intend to revise that plan to include any additional remediation efforts required in connection with the consent decree as identified by Quantic, who we are retaining as the third-party expert under the consent decree. The plan, as revised, which will be subject to FDA approval, is expected to take approximately 3-4 years to complete and will include a timetable of specified compliance milestones. If the milestones are not met in accordance with the timetable, the FDA can require us to pay $15,000 per day, per affected drug, until these compliance milestones are met. Upon satisfying the compliance requirements in accordance with the terms of the consent decree, we will be required to retain an auditor, which can be Quantic, to monitor and oversee ongoing compliance at our Allston facility for an additional five years. If we are unable to satisfy the terms of the consent decree, or if satisfaction of our obligations takes longer than expected, our business could be adversely impacted.

        The FDA, the EMA and comparable regulatory agencies worldwide may require post-marketing clinical trials or patient outcome studies. We have agreed with the FDA, for example, to a number of post-marketing commitments as a condition to U.S. marketing approval for Fabrazyme, Aldurazyme, Myozyme/Lumizyme, Clolar and Mozobil. In addition, holders of exclusivity for orphan drugs are expected to assure the availability of sufficient quantities of their orphan drugs to meet the needs of patients. Failure to do so could result in the withdrawal of marketing exclusivity for the drug.

        In recent years, several states, including California, Vermont, Maine, Minnesota, Massachusetts, New Mexico and West Virginia, in addition to the District of Columbia, have enacted legislation requiring biotechnology, pharmaceutical and medical device companies to establish marketing compliance programs and file periodic reports on sales, marketing, and other activities. Similar legislation is being considered in other states. Many of these requirements are new and uncertain, and available guidance is limited. We could face enforcement action, fines and other penalties and could receive adverse publicity, all of which could harm our business, if it is alleged that we have failed to fully comply with such laws and related regulations.

The development of new biotechnology products involves a lengthy and complex process, and we may be unable to commercialize any of the products we are currently developing.

        We have numerous products under development and devote considerable resources to research and development, including clinical trials.

        Before we can commercialize our product candidates, we need to:

  •
  conduct substantial research and development;

  •
  undertake preclinical and clinical testing, sampling activity and other costly and time-consuming measures;

  •
  develop and scale-up manufacturing processes; and

  •
  pursue marketing and manufacturing approvals and, in some jurisdictions, pricing and reimbursement approvals.

        This process involves a high degree of risk and takes many years. Our product development efforts with respect to a product candidate may fail for many reasons, including:

  •
  failure of the product candidate in preclinical studies;

  •
  delays or difficulty enrolling patients in clinical trials, particularly for disease indications with small patient populations;

  •
  patients exhibiting adverse reactions to the product candidate or indications of other safety concerns;

  •
  insufficient clinical trial data to support the effectiveness or superiority of the product candidate;

  •
  our inability to manufacture sufficient quantities of the product candidate for development or commercialization activities in a timely and cost-efficient manner, if at all;

  •
  our failure to obtain, or delays in obtaining, the required regulatory approvals for the product candidate, the facilities or the process used to manufacture the product candidate; or

  •
  changes in the regulatory environment, including pricing and reimbursement, that make development of a new product or of an existing product for a new indication no longer desirable.

        Few research and development projects result in commercial products, and success in preclinical studies or early clinical trials often is not replicated in later studies. For example, in our pivotal study of hylastan for treatment of patients with osteoarthritis of the knee, hylastan did not meet its primary endpoint. In addition, in November 2009, we discontinued development of an advanced phosphate binder. Although the advanced phosphate binder met its primary endpoint in its phase 2/3 trial, it did not demonstrate significant improvement in phosphate lowering compared to Renvela. In September 2009, our collaboration partner Osiris, to whom we have made substantial nonrefundable upfront payments, announced that its two phase 3 trials evaluating Prochymal for the treatment of acute Graft-versus-Host Disease failed to meet their primary endpoints, drawing into question the size of the market that may benefit from use of the product.

        We may decide to abandon development of a product or service candidate at any time, or we may be required to expend considerable resources repeating clinical trials or conducting additional trials, either of which would increase costs of development and delay any revenue from those programs.

        In addition, a regulatory authority may deny or delay an approval because it was not satisfied with the structure or conduct of clinical trials or due to its assessment of the data we supply. A regulatory authority, for instance, may not believe that we have adequately addressed negative safety signals. Clinical data are subject to varied interpretations, and regulatory authorities may disagree with our assessments of data. In any such case, a regulatory authority could insist that we provide additional data, which could substantially delay or even prevent commercialization efforts, particularly if we are required to conduct additional pre-approval clinical studies.

        We are also developing new products, such as mipomersen and ataluren, through strategic alliances and collaborations. If we are unable to manage these external opportunities successfully or if the product development process is unsuccessful, we will not be able to grow our business in the way that we currently expect.

If we fail to increase sales of several existing products and services or to commercialize new products and services in our pipeline, we will not meet our financial goals.

        Over the next few years, our success will depend substantially on our ability to increase revenue from our existing products and services. These products and services include our Cerezyme, Renvela, Synvisc-One, Fabrazyme, Myozyme/Lumizyme, Aldurazyme, Thymoglobulin, Thyrogen, Clolar and Mozobil products.

        Our ability to increase sales depends on a number of factors, including:

  •
  our ability, and the ability of our collaborators, to efficiently manufacture sufficient quantities of each product to meet demand and to do so in a timely and cost efficient manner;

  •
  acceptance by the medical community of each product or service;

  •
  the availability of competing treatments that are deemed safer, more efficacious, more convenient to use, more cost effective, or having a more reliable source of supply;

  •
  compliance with regulation by regulatory authorities of these products and services and the facilities and processes used to manufacture these products;

  •
  the scope of the labeling approved by regulatory authorities for each product and competitive products or risk management activities, including a REMS, which we call the Lumizyme ACE Program;

  •
  the effectiveness of our sales force;

  •
  the availability and extent of coverage, pricing and level of reimbursement from governmental agencies and third-party payors; and

  •
  the size of the patient population for each product or service and our ability to identify new patients.

        Part of our growth strategy involves conducting additional clinical trials to support approval of expanded uses of some of our products, including Mozobil, Clolar and alemtuzumab for MS, pursuing marketing approval for our products in new jurisdictions and developing next generation products, such as eliglustat tartrate (formerly Genz-112638), an oral therapy that could provide an additional treatment for patients with Type 1 Gaucher disease. The success of this component of our growth strategy will depend on the outcome of these additional clinical trials, the content and timing of our submissions to regulatory authorities and whether and when those authorities determine to grant approvals. Because the healthcare industry is extremely competitive and regulatory requirements are rigorous, we spend substantial funds marketing our products and attempting to expand approved uses for them. These expenditures depress near-term profitability with no assurance that the expenditures will generate future profits that justify the expenditures. For example, we received a complete response letter from the FDA in October 2009 for Clolar's use in adult AML in which the agency recommended that a randomized, controlled clinical study be conducted for label expansion of Clolar in this indication, which are ongoing and from which we expect to report results before the end of this year.

Our future success will depend on our ability to effectively develop and market our products and services against those of our competitors.

        The human healthcare products and services industry is extremely competitive. Other organizations, including pharmaceutical, biotechnology, device and genetic and diagnostic testing companies, and generic and biosimilar manufacturers, have developed and are developing products and services to compete with our products, services and product candidates. If healthcare providers, patients or payors prefer these competitive products or services or these competitive products or services have superior safety, efficacy, pricing or reimbursement characteristics, we will have difficulty maintaining or increasing the sales of our products and services. As described under the heading "The Cerezyme and Fabrazyme supply constraints resulting from the suspension of production at our Allston facility have created opportunities for our competitors," the virus at our Allston facility and associated production interruption have provided new opportunities for our competitors.

        There are currently two other marketed products aimed at treating Gaucher disease, the disease addressed by Cerezyme: Zavesca® and VPRIV. Zavesca is a small molecule oral therapy that has been approved in approximately thirty-five countries, including the United States, European Union and Israel, for use in patients with mild to moderate Type 1 Gaucher disease for whom enzyme replacement therapy is unsuitable. Zavesca has been sold in the European Union since 2003 and in the United States since 2004. VPRIV is an enzyme replacement therapy developed by Shire that received marketing approval in the United States in February 2010. In addition, UPLYSO, an enzyme replacement therapy in development by Protalix to treat Gaucher disease, is available to patients in the United States under an FDA-approved treatment protocol and Protalix has submitted an NDA to the FDA for its therapy. Both the Shire and Protalix therapies are available to patients in the European Union and other countries through pre-approval access programs.

        Replagal is a competitive enzyme replacement therapy for Fabry disease, the disease addressed by Fabrazyme, which is approved for sale outside of the United States. In August 2010, Shire reported that it had withdrawn its BLA for Replagal that it had submitted in December 2009 to the FDA, and for which it had been granted "fast track" designation in February 2010, to consider updating it with additional clinical data. In addition, Amicus Therapeutics initiated a phase 3 clinical trial in June 2009 of an oral chaperone medication to treat Fabry disease and expects to have preliminary results by mid-2011.

        Myozyme has marketing exclusivity in the United States until 2013 and in the European Union until 2016 due to its orphan drug status, although companies may seek to overcome the associated marketing exclusivity. In addition, we are aware of one company pursuing phase 1 clinical studies (after putting a phase 2 study on hold) for a small molecule pharmacologic chaperone treatment for Pompe disease.

        Renagel and Renvela compete with several other products for the control of elevated phosphorus levels in patients with CKD on hemodialysis, including PhosLo®, a prescription calcium acetate preparation marketed in the United States and Fosrenol®, a prescription lanthanum carbonate marketed in the United States, Europe, Canada and Latin America. Generic formulations of PhosLo were launched in the United States in 2008 and 2009. Renagel and Renvela also compete with over-the-counter calcium carbonate products such as TUMS® and metal-based options such as aluminum and magnesium. Our core patents protecting Renagel and Renvela expire in 2014 in the United States and in Europe in 2015. However, our Renagel and Renvela patents are the subjects of Abbreviated New Drug Application, or ANDA, filings in the United States by generic drug manufacturers as described in more detail in this Risk Factors section under the heading, "Some of our products will likely face competition from lower cost generic or follow-on products."

        Current competition for Synvisc/Synvisc-One includes: Supartz®/Artz®; Hyalgan®; Orthovisc®; Euflexxa®; Monovisc™, which is marketed in Europe and Turkey; and Durolane®, which is marketed in Europe and Canada. Durolane and Euflexxa are produced by bacterial fermentation, which may provide these products a competitive advantage over avian-sourced Synvisc/Synvisc-One. We believe that single injection products will have a competitive advantage over multiple injection products. Synvisc-One is currently the only single injection viscosupplementation product approved in the United States, but competitors are seeking FDA approval for their single injection products. Furthermore, several companies market products that are not viscosupplementation products but which are designed to relieve the pain associated with osteoarthritis. Synvisc/Synvisc-One will have difficulty competing with competitive products to the extent those products have a similar safety profile and are considered more efficacious, less burdensome to administer or more cost-effective.

        Competition for Campath for patients with B-CLL includes single agent and combination chemotherapy regimens; Rituxan®/MabThera® (rituximab), which is marketed globally; Treanda®/Ribomustin® (bendamustine) which is marketed globally; and Arzerra® (ofatumumab), which is marketed in the United States and Europe. There are also other therapies under clinical study for the treatment of B-CLL, including lumiliximab and lenalidomide. Competition for Clolar for the treatment of pediatric patients 1 to 21 years old with relapsed or refractory ALL after at least two prior regimens includes cytarabine and mitoxantrone, which are available as generics with no significant commercial promotion, and Arranon®/Atriance® (nelarabine), which is indicated for the treatment of patients with T-cell ALL whose disease has not responded to or has relapsed following treatment with at least two chemotherapy regimens. T-cell ALL is estimated to represent less than 20% of pediatric ALL patients. In addition, there are anti-cancer agents in clinical trials for the treatment of relapsed pediatric ALL. Leukine primarily competes with two colony stimulating growth factors, Neupogen® (filgrastim) and Neulasta® (pegfilgrastim). The primary competition for Fludara is generic versions of fludarabine. Mozobil primarily competes with Neupogen and generic chemo-mobilization regimens.

        The examples above are illustrative and not exhaustive. Almost all of our products and services currently face competition. Furthermore, the field of biotechnology is characterized by significant and rapid technological change. Discoveries by others may make our products or services obsolete. For example, competitors may develop approaches to treating LSDs that are more effective, convenient or less expensive than our products and product candidates. Because a significant portion of our revenue is derived from products that address this class of diseases and a substantial portion of our expenditures is devoted to developing new therapies for this class of diseases, such a development would have a material negative impact on our results of operations.

If we fail to obtain and maintain adequate levels of reimbursement for our products and services from third-party payors, demand for our products and services will be significantly limited.

        Sales of our products and services are dependent, in large part, on the availability and extent of reimbursement from government health administration authorities, private health insurers and other third-party payors. These third-party payors may not provide adequate insurance coverage or reimbursement for our products and services, which could reduce demand for our products and services and impair our financial results.

        Third-party payors are increasingly scrutinizing pharmaceutical budgets and healthcare expenses and are attempting to contain healthcare costs by:

  •
  challenging the prices charged for healthcare products and services;

  •
  limiting both the coverage and the amount of reimbursement for new therapeutic products;

  •
  reducing existing reimbursement rates for commercialized products;

  •
  refusing to provide insurance coverage for a commercialized product if there is a lower cost alternative;

  •
  denying or limiting coverage for products that are approved by the FDA, EMA or other governmental regulatory bodies but are considered experimental or investigational by third-party payors; and

  •
  refusing in some cases to provide coverage when an approved product is used for disease indications in a way that has not received FDA, EMA or other applicable marketing approval.

        Efforts by third-party payors to reduce costs could decrease demand for our products and services. In March 2010, the U.S. Congress enacted healthcare reform legislation that imposes cost containment measures on the healthcare industry. Some states are also considering legislation that would control the prices of drugs. We believe that federal and state legislatures and health agencies will continue to focus on additional healthcare reform in the future.

        We encounter similar cost containment issues in countries outside the United States. In certain countries, including countries in the European Union and Canada, the coverage of prescription drugs, pricing and levels of reimbursement are subject to governmental control. Therefore, we may be unable to negotiate coverage, pricing or reimbursement on terms that are favorable to us. Moreover, certain countries reference the prices in other countries where our products are marketed. Thus, inability to secure adequate prices in a particular country may also impair our ability to maintain or obtain acceptable prices in existing and potential new markets.

        Government health administration authorities and private payors may also rely on analyses of the cost-effectiveness of certain therapeutic products in determining whether to provide reimbursement or insurance coverage for such products. Our ability to obtain satisfactory pricing and reimbursement, or the ability of our patients to obtain insurance coverage, may depend in part on whether our products, the cost of some of which is high in comparison to other therapeutic products, are viewed as cost-effective. The American Recovery and Reinvestment Act of 2009 provided significant funding for the federal government to conduct comparative effectiveness research. Although the U.S. Congress indicated that these studies are intended to improve the quality of health care, outcomes of such studies could influence reimbursement decisions. If, for example, any of our products or services were determined to be less cost-effective than alternatives, reimbursement for those products or services could be affected. As in the United States, we expect to see continued efforts to reduce healthcare costs in our international markets. As another example, the German government has enacted legislation, effective August 2010, that among other things, increases mandatory discounts from 6% to 16% and imposes August 2009 pricing levels on pharmaceuticals through the end of 2013.

        Furthermore, governmental regulatory bodies, such as the CMS in the United States, may from time-to-time make unilateral changes to reimbursement rates for our products and services. For example, MIPPA directs CMS to establish a bundled payment system to reimburse dialysis providers treating ESRD patients. On July 26, 2010, CMS issued a final rule setting forth the dialysis bundled payment system that will begin on January 1, 2011. The final rule delays until 2014 the inclusion of ESRD-related oral drugs such as Renagel/Renvela and other oral phosphate binders that do not have an IV equivalent, in the bundled payment system. As a result, Renagel/Renvela will continue to be separately reimbursed by Medicare until 2014. However, beginning January 1, 2011, the bundled payment system will include ESRD-related IV drugs and biologics and their oral equivalents, including intravenous Vitamin D analogs and their oral equivalents such as Hectorol for Infusion and Hectorol capsules.

        Changes to reimbursement rates, including implementation of CMS's bundled payment system the United States, could reduce our revenue by causing healthcare providers to be less willing to use our products and services. Although we actively seek to ensure that any initiatives that are undertaken by regulatory agencies involving reimbursement for our products and services do not have an adverse impact on us, we may not always be successful in these efforts. In addition, when a new product is approved, the availability of government and private reimbursement for that product is uncertain as is the amount for which that product will be reimbursed. We cannot predict the availability or amount of reimbursement for our product candidates.

We may encounter substantial difficulties managing our growth.

        Several risks are inherent to our plans to grow our business. Achieving our goals will require substantial investments in research and development, sales and marketing, and facilities. For example, we are spending considerable resources building and seeking regulatory approvals for our manufacturing facilities. These facilities may not prove sufficient to meet demand for our products or we may not have excess capacity at these facilities. For example, we had been operating with lower than usual inventories for Cerezyme and Fabrazyme because we had allocated capacity for Myozyme production at our Allston facility to meet Myozyme's worldwide growth. When we interrupted production of Cerezyme and Fabrazyme at the facility in June 2009 in order to sanitize the facility after identifying a virus in a bioreactor used to produce Cerezyme, inventories of Cerezyme and Fabrazyme were not sufficient to avoid product shortages. We are constructing a new manufacturing facility with capacity for Cerezyme and Fabrazyme in Framingham, Massachusetts, expanding our Allston facility, and adding an additional 4000L bioreactor to produce Myozyme/Lumizyme at our Geel facility. We are also expanding our fill-finish capacity in Waterford, Ireland and working with Hospira, a third-party contract manufacturer to transfer all of our Allston-based fill-finish activities to the contract manufacturer. If we experience a delay in completing these capacity expansions or securing regulatory approval for the new internal capacity or the fill-finish capacity from the contract manufacturer, we will not be able to build inventories in our expected timeframe.

        In addition, we only manufacture bulk Myozyme produced at the 160L scale in our Framingham facility. Because the approved indication for Lumizyme does not cover portions of the Pompe patient population (such as infantile-onset patients or late-onset patients under the age of eight), we need to continue to limit access to Myozyme produced at this smaller scale. However, there are some patients in the United States who are currently treated with Myozyme produced at the 160L scale who are eligible for treatment using Lumizyme. If a sufficient number of those patients do not transition to Lumizyme, our inventory of Myozyme produced at the 160L scale may become constrained.

        Building our facilities is expensive, and our ability to recover these costs will depend on increased revenue from the products produced at the facilities. In addition, to maintain product supply and to adequately prepare to launch a number of our late-stage product candidates, we must successfully implement a number of manufacturing projects on schedule, operate our facilities at appropriate production capacity, optimize manufacturing asset utilization, continue our use of third-party contract manufacturers and maintain a state of regulatory compliance.

        We produce relatively small amounts of material for research and development activities and pre-clinical trials. Even if a product candidate receives all necessary approvals for commercialization, we may not be able to successfully scale-up production of the product material at a reasonable cost or at all and we may not receive additional approvals in sufficient time to meet product demand. For example, the FDA concluded that alglucosidase alfa produced in our larger scale bioreactors is a different product than alglucosidase alfa produced in our 160L bioreactors and required us to submit a separate BLA for the larger scale product. This delay in receipt of FDA approval of Lumizyme had an adverse effect on our revenue and earnings.

        If we are able to increase sales of our products, we may have difficulty managing inventory levels. Marketing new therapies is a complicated process, and gauging future demand is difficult. With Renagel, for example, we have encountered problems in the past managing inventory levels at wholesalers. Another example is with Myozyme/Lumizyme, where we underestimated the level of initial product demand. Comparable problems may arise with any of our products, particularly during market introduction.

        Growth in our business may also contribute to fluctuations in our operating results, which may cause the price of our securities to decline. Our revenue may fluctuate due to many factors, including changes in:

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  wholesaler buying patterns;

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  reimbursement rates;

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  physician prescribing habits;

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  the availability or pricing of competitive products; and

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  currency exchange rates.

        We may also experience fluctuations in our quarterly results due to price changes and sales incentives. For example, purchasers of our products, particularly wholesalers, may increase purchase orders in anticipation of a price increase and reduce order levels following the price increase. We occasionally offer sales incentives and promotional discounts on some of our products and services that could cause similar fluctuations. In addition, some of our products, including Synvisc/Synvisc-One, are subject to seasonal fluctuation in demand.

We rely on third parties to provide us with materials and services in connection with the manufacture of our products and the performance of our services.

        Some materials necessary for commercial production of our products, including specialty chemicals and components necessary for manufacture, fill-finish and packaging, are provided by unaffiliated third-party suppliers. In some cases, such materials are specifically cited in our marketing applications with regulatory authorities so that they must be obtained from that specific source unless and until the applicable authority approves another supplier. In addition, there may only be one available source for a particular chemical or component. For example, we acquire polyalylamine, used in the manufacture of Renagel, Renvela, Cholestagel and Welchol, from Cambrex Charles City, Inc., and N925, which is necessary to manufacture our LSD products, from Invitrogen Corporation. These suppliers are the only sources for these materials currently qualified in our FDA marketing applications for these products. Our suppliers also may be subject to FDA regulations or the regulations of other governmental agencies outside the United States regarding manufacturing practices. We may be unable to manufacture our products in a timely manner or at all if these third-party suppliers were to cease or interrupt production or otherwise fail to supply sufficient quantities of these materials or products to us for any reason, including due to regulatory requirements or actions, adverse financial developments at or affecting the supplier, labor shortages or disputes, or contamination of materials or equipment. For example, we believe that a virus that we detected in one of our bioreactors used at our Allston facility to produce Cerezyme was likely introduced through a raw material used in the manufacturing process.

        We also source some of our manufacturing, fill-finish, packaging and distribution operations to third-party contractors. For example, we have entered into an agreement with Hospira for the provision of fill-finish manufacturing services for several of our products, including Thyrogen and Fabrazyme, which are currently fill-finished at our Allston facility. Our inability to coordinate with our third-party contractors, the inability of a third-party contractor to secure sufficient source materials, the lack of capacity available at a third-party contractor, problems with manufacturing services provided by a third-party contractor or any other problems with the operations of a third-party contractor could require us to delay shipment of saleable products, to recall products previously shipped, or impair our ability to supply products at all. This could increase our costs, cause us to lose revenue or market share and damage our reputation. In the case of Thyrogen and Fabrazyme, any issues that we encounter with our Hospira relationship could cause us to miss one or more of the transition deadlines set forth in our FDA consent decree, resulting in the potential disgorgement of a portion of the revenues that we receive from sale of the effected product or products. Furthermore, any third party we use to manufacture, fill-finish or package our products must also be licensed by the applicable regulatory authorities. As a result, alternative third-party providers may not be available on a timely basis or at all.

Our financial results are dependent on sales of Cerezyme.

        Sales of Cerezyme, our enzyme-replacement product for patients with Gaucher disease, totaled $317.9 million for the six months ended June 30, 2010, representing approximately 15% of our total revenue. Because our business is dependent on Cerezyme, negative trends in revenue from this product have had, and could continue to have, an adverse effect on our results of operations and cause the value of our common stock to further decline or fail to recover. In addition, we will lose revenue if alternative treatments for Gaucher disease gain commercial acceptance, if our marketing activities are restricted, or if coverage, pricing or reimbursement is limited. The patient population with Gaucher disease is not large. Because a significant percentage of that population already uses Cerezyme, opportunities for future sales growth are constrained. Furthermore, changes in the methods for treating patients with Gaucher disease, including treatment protocols that combine Cerezyme with other therapeutic products or reduce the amount of Cerezyme prescribed, could limit growth, or result in a decline, in Cerezyme sales. See "The Cerezyme and Fabrazyme supply constraints resulting from the suspension of production at our Allston facility have created opportunities for our competitors" above.

If our strategic alliances are unsuccessful, our operating results will be adversely impacted.

        Several of our strategic initiatives involve alliances with other biotechnology and pharmaceutical companies. The success of these arrangements is largely dependent on technology and other intellectual property contributed by our strategic partners or the resources, efforts, and skills of our partners.

Disputes and difficulties in such relationships are common, often due to conflicting priorities or conflicts of interest. Merger and acquisition activity may exacerbate these conflicts. The benefits of these alliances are reduced or eliminated when strategic partners:

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  terminate the agreements covering the strategic alliance or limit our access to the underlying intellectual property;

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  fail to devote financial or other resources to the alliances and thereby hinder or delay development, manufacturing or commercialization activities;

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  fail to successfully develop, manufacture or commercialize any products; or

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  fail to maintain the financial resources necessary to continue financing their portion of the development, manufacturing, or commercialization costs of their own operations.

        Furthermore, payments we make under these arrangements may exacerbate fluctuations in our financial results. In addition, under some of our strategic alliances, including Osiris, PTC and Isis, we make upfront and milestone payments well in advance of commercialization of products with no assurance that we will ever recoup these payments. We also may make equity investments in our strategic partners, as we did with EXACT Sciences in January 2009 and Isis in February 2008. Our strategic equity investments are subject to market fluctuations, access to capital and other business events, such as initial public offerings, the completion of clinical trials and regulatory approvals, which can impact the value of these investments. If any of our strategic equity investments decline in value and remain below cost for an extended duration, we may be required to write down our investment, as we did with our Isis holdings in June 2010.

Our international sales and operating expenses are subject to fluctuations in currency exchange rates.

        A significant portion of our business is conducted in currencies other than our reporting currency, the U.S. dollar. We recognize foreign currency gains or losses arising from our operations in the period in which we incur those gains or losses. As a result, currency fluctuations among the U.S. dollar and the currencies in which we do business have caused foreign currency translation gains and losses in the past and will likely do so in the future. Because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we may suffer significant foreign currency translation losses in the future due to the effect of exchange rate fluctuations. For the six months ended June 30, 2010, the change in foreign exchange rates had a net favorable impact on our revenue, as compared to a net unfavorable effect for 2009.

We may incur substantial costs as a result of litigation or other proceedings.

        We are or may become a party to litigation or other proceedings in the ordinary course of our business. A third party may sue us or one of our strategic collaborators for infringing the third party's patent or other intellectual property rights. Likewise, we or one of our strategic collaborators may sue to enforce intellectual property rights or to determine the scope and validity of third-party proprietary rights. If we do not prevail in this type of litigation, we or our strategic collaborators may be required to:

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  pay monetary damages;

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  stop commercial activities relating to the affected products or services;

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  obtain a license in order to continue manufacturing or marketing the affected products or services; or

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  compete in the market with a different product or service.

        We have several ongoing legal proceedings on which we will continue to expend substantial sums. For example, we have initiated patent infringement litigation against several generic manufacturers. In addition, we are the subject of two consolidated securities class action lawsuits and two consolidated securities derivative lawsuits. We may be subject to additional actions in the future. For example, the federal government, state governments and private payors are investigating and have filed actions against numerous pharmaceutical and biotechnology companies, including Genzyme, alleging that the companies may have overstated prices in order to inflate reimbursement rates. Domestic and international enforcement authorities also have instituted actions under healthcare "fraud and abuse" laws, including anti-kickback and false claims statutes. Moreover, individuals who use our products or services, including our diagnostic products and genetic testing services, sometimes bring product and professional liability claims, and third parties with whom we do business sometimes bring breach of contract claims against us or our subsidiaries.

        Some of our products are prescribed by healthcare providers for uses not approved by the FDA, the EMA or comparable regulatory agencies. Although healthcare providers may lawfully prescribe our products for off-label uses, any promotion by us of off-label uses would be unlawful. Some of our practices intended to make healthcare providers aware of off-label uses of our products without engaging in off-label promotion could nonetheless be misconstrued as off-label promotion. Although we have policies and procedures in place designed to help assure ongoing compliance with regulatory requirements regarding off-label promotion, some non-compliant actions may nonetheless occur. Regulatory authorities could commence investigations into our practices and/or take enforcement action against us if they believe we are promoting, or have promoted, our products for off-label use. For example, the U.S. government has instituted an investigation into Genzyme's sales, marketing and promotion of Seprafilm. We are cooperating with the government in this inquiry.

        We have only limited amounts of insurance, which may not provide coverage to offset a negative judgment or a settlement payment. We may be unable to obtain additional insurance in the future, or we may be unable to do so on favorable terms. Our insurers may dispute our claims for coverage. For example, we are seeking from our insurers coverage amounting to approximately $30 million for reimbursement of portions of the costs incurred in connection with the litigation and settlement related to the consolidation of our tracking stocks. Any additional insurance we do obtain may not provide adequate coverage against any asserted claims.

        Regardless of merit or eventual outcome, investigations and litigation can result in:

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  the diversion of management's time and attention;

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  the expenditure of large amounts of cash on legal fees, expenses, and payment of damages;

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  limitations on our ability to continue some of our operations;

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  decreased demand for our products and services; and

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  injury to our reputation.

Our international sales, clinical activities, manufacturing and other operations are subject to the economic, political, legal and business environments of the countries in which we do business, and our failure to operate successfully or adapt to changes in these environments could cause our international sales and operations to be limited or disrupted.

        Our international operations accounted for approximately 47% of our consolidated product and service revenue for the three months ended June 30, 2010. We expect that international product sales will continue to account for a significant percentage of our revenue for the foreseeable future. In addition, we have direct investments in a number of subsidiaries outside of the United States. Our international sales and operations could be limited or disrupted, and the value of our direct investments may be diminished, by any of the following:

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  economic problems that disrupt foreign healthcare payment systems;

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  the imposition of governmental controls, including foreign exchange and currency restrictions;

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  less favorable intellectual property or other applicable laws;

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  the inability to obtain any necessary foreign regulatory or pricing approvals of products in a timely manner;

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  the inability to obtain third-party reimbursement support for products;

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  product counterfeiting and intellectual property piracy;

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  parallel imports;

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  anti-competitive trade practices;

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  import and export license requirements;

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  political instability;

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  terrorist activities, armed conflict, or a pandemic;

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  restrictions on direct investments by foreign entities and trade restrictions;

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  changes in tax laws and tariffs;

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  difficulties in staffing and managing international operations; and

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  longer payment cycles.

        Our international operations and marketing practices are subject to regulation and scrutiny by the governments of the countries in which we operate as well as the United States government. The United States Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their representatives from offering, promising, authorizing or making payments to foreign officials for the purpose of obtaining or retaining business. We operate in many parts of the world that have experienced governmental corruption to some degree. Although we have policies and procedures designed to help ensure that we, our employees and our agents comply with the Foreign Corrupt Practices Act, or FCPA, and other anti-bribery laws, such policies and procedures may not protect us against liability under the FCPA or other laws for actions taken by our employees, agents and intermediaries with respect to our business. Failure to comply with domestic or international laws could result in various adverse consequences, including possible delay in the approval or refusal to approve a product, recalls, seizures, withdrawal of an approved product from the market, or the imposition of criminal or civil sanctions, including substantial monetary penalties.

We may fail to adequately protect our proprietary technology, which would allow competitors or others to take advantage of our research and development efforts.

        Our long-term success largely depends on our ability to market technologically competitive products. If we fail to obtain or maintain adequate intellectual property protection in the United States or abroad, we may not be able to prevent third parties from using our proprietary technologies. Our currently pending or future patent applications may not result in issued patents. Patent applications are typically confidential for 18 months following their earliest filing, and because third parties may have filed patent applications for technology covered by our pending patent applications without us being aware of those applications, our patent applications may not have priority over patent applications of others. In addition, our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products, or provide us with any competitive advantage. If a third party initiates litigation regarding our patents or those patents for which we have license rights, and is successful, a court could declare such patents invalid or unenforceable or limit the scope of coverage of those patents. Governmental patent offices and courts have not always been consistent in their interpretation of the scope and patentability of the subject matter claimed in biotechnology patents. Any changes in, or unexpected interpretations of, the patent laws may adversely affect our ability to enforce our patent position.

        We also rely upon trade secrets, proprietary know-how, and continuing technological innovation to remain competitive. We attempt to protect this information with security measures, including the use of confidentiality agreements with employees, consultants, and collaborators. These individuals may breach these agreements and any remedies available to us may be insufficient to compensate for our damages. Furthermore, our trade secrets, know-how and other technology may otherwise become known or be independently discovered by our competitors.

Some of our products will likely face competition from lower cost generic or follow-on products.

        Some of our drug products, including Renagel, Renvela, Hectorol, Clolar, Fludara and Mozobil are approved under the provisions of the United States Food, Drug and Cosmetic Act, or FDCA, that render them susceptible to potential competition from generic manufacturers via the ANDA procedure. Generic manufacturers pursuing ANDA approval are not required to conduct costly and time-consuming clinical trials to establish the safety and efficacy of their products; rather, they are permitted to rely on the innovator's data regarding safety and efficacy. Thus, generic manufacturers can sell their products at prices much lower than those charged by the innovative pharmaceutical or biotechnology companies who have incurred substantial expenses associated with the research and development of the drug product.

        The ANDA procedure includes provisions allowing generic manufacturers to challenge the innovator's patent protection by submitting "Paragraph IV" certifications to the FDA in which the generic manufacturer claims that the innovator's patent is invalid or will not be infringed by the manufacture, use, or sale of the generic product. A patent owner who receives a Paragraph IV certification may choose to sue the generic applicant for patent infringement. If such patent infringement lawsuit is brought within a statutory 45-day period, then a 30-month stay of FDA approval for the ANDA is triggered. In recent years, generic manufacturers have used Paragraph IV certifications extensively to challenge the applicability of patents listed in the FDA's Approved Drug Products List with Therapeutic Equivalence Evaluations, commonly referred to as the Orange Book, on a wide array of innovative therapeutic products. We expect this trend to continue and to implicate drug products with even relatively modest revenues.

        Renagel/Renvela and Hectorol are subjects of ANDAs containing Paragraph IV certifications. Renagel is the subject of ANDAs containing Paragraph IV certifications submitted by five companies. Our Renvela tablet product is the subject of ANDAs containing Paragraph IV certifications submitted by four companies. Our Renvela powder product is the subject of ANDAs containing Paragraph IV certifications submitted by three companies. We have initiated patent litigation against four of the five ANDA applicants with respect to Renagel and against all four of the ANDA applicants with respect to the Renvela tablet. With respect to our Renvela powder product, we have commenced patent litigation against two of the three ANDA applicants. At issue in these lawsuits is U.S. Patent No. 5,667,775, which expires in 2014 (the " '775 Patent"). See "Business—Legal Proceedings" in this prospectus. If we are unsuccessful in these lawsuits, a generic manufacturer may launch its generic product prior to the expiration of the '775 Patent, but not before the expiration in 2013 of our other Orange Book-listed patents covering Renagel and Renvela. Regarding the cases where we have not brought suit, we are currently evaluating the Paragraph IV notice received from the ANDA applicants.

        Our Hectorol (doxercalciferol) products (vial and capsule) are collectively the subject of ANDAs containing Paragraph IV certifications submitted by seven companies. We have initiated patent litigation against five of these ANDA applicants. See "Business—Legal Proceedings" in this prospectus. In all five cases we are pursuing claims with respect to our U.S. Patent No. 5,602,116 related to the use of Hectorol to treat hyperparathyroidism secondary to ESRD, which expires in 2014 (the " '116 Patent"). In two of the five cases, we are also pursuing claims with respect to our U.S. Patent No. 7,148,211 related to the formulation of our Hectorol vial product, which expires in 2023 (the " '211 Patent"). Our Hectorol capsule product is labeled for the treatment of secondary hyperparathyroidism in patients with CKD on dialysis and for those patients not on dialysis. In one of the four cases relating to our Hectorol capsule products, the ANDA filer is seeking approval of its generic 0.5µg capsule only for the treatment of patients with CKD who are not on dialysis, thereby attempting to avoid our '116 Patent. If we are unsuccessful in the patent infringement lawsuits that we have chosen to pursue against the ANDA filers, a generic manufacturer may launch its generic product prior to the expiration of our Orange-Book listed patents covering our Hectorol products.

        As for the two Hectorol ANDA applicants against whom litigation was not initiated, they submitted Paragraph IV certifications with respect to only the '211 Patent. Because we did not initiate litigation, the FDA could approve the applicants' generic products upon the later of expiration or invalidation of the '116 Patent or expiration of the 180-day exclusivity, if any, accorded to the first ANDA filer.

        We also have two biologic products approved under the FDCA, Cerezyme and Thyrogen. This renders them susceptible to potential competition from follow-on or biosimilar manufacturers via the "505(b)2" pathway of the FDCA. As with an ANDA, the sponsor of a 505(b)2 application is permitted to rely, at least in part, on the safety and efficacy data of the innovator. For that reason, 505(b)(2) applicants may have a shorter time to approval than an applicant filing an NDA.

        Other of our products, including Fabrazyme, Aldurazyme, Myozyme, Campath and Leukine (so-called "biotech drugs") were approved in the United States under the Public Health Service Act, or PHSA. The PHSA was amended by the March 2010 enactment of healthcare reform legislation, which, among other things, establishes an abbreviated approval pathway for "biosimilar" products. This approval process differs from the ANDA approval process in a number of significant ways. In particular, a biosimilar product could not be approved based on the safety and efficacy data of one of our products until 12 years after initial approval of our product. Biosimilar legislation has also been adopted in the European Union.

        If an ANDA filer or any biosimilar manufacturer were to receive approval to sell a generic or biosimilar version of one of our products, that product would become subject to increased competition and our revenue for that product would be adversely affected.

Sanofi-Aventis' unsolicited acquisition proposal has and may continue to distract our management and employees and create uncertainty that may adversely affect our business and results.

        On July 29, 2010, we received a letter from Sanofi-Aventis ("Sanofi") containing an unsolicited, non-binding proposal to acquire all of our outstanding shares of common stock. Our board of directors evaluated the proposal and unanimously rejected it on August 11, 2010. On August 24, 2010, our financial advisors met with Sanofi's financial advisors and provided certain non-public information relating to our business operations and projected financial results. On August 29, 2010, we received a second letter from Sanofi that contained a proposal identical to the one in its July 29, 2010 letter. This proposal was again evaluated and unanimously rejected by our board of directors.

        Sanofi's unsolicited acquisition proposal has been, and may continue to be, a significant distraction for our management and employees and has required, and may continue to require, the expenditure of significant time and resources by us. Sanofi's proposal has also created uncertainty for our employees and this uncertainty may adversely affect our ability to retain key employees and to attract new employees. Sanofi's proposal has created and may continue to create uncertainty for current and potential collaboration partners, licensees and other business partners, which may cause them to terminate, or not to renew or enter into, arrangements with us. Also, we, our executive officers and members of our board of directors have been named in purported stockholder class action complaints relating to the Sanofi proposal as more fully described under "Business—Legal Proceedings" in this prospectus. These lawsuits or any future lawsuits may be time consuming and expensive. These consequences, alone or in combination, may harm our business and may have a material adverse effect on our results of operations. Uncertainty and speculation regarding Sanofi's proposal may cause increased volatility and wide price fluctuations in our stock price. In addition, if a transaction does not occur, or the market perceives that a transaction is unlikely to occur, our stock price may decline.

Our operating results and financial position may be negatively impacted when we attempt to grow through business combination transactions.

        We may encounter problems assimilating operations acquired in business combination transactions. These transactions often entail the assumption of unknown liabilities, the loss of key employees, and the diversion of management attention. Furthermore, in any business combination there is a substantial risk that we will fail to realize the benefits we anticipate when we decide to undertake the transaction. We have in the past taken significant charges for impaired goodwill and for impaired assets acquired in business combination transactions. We may be required to take similar charges in the future. We enter into most such transactions with an expectation that the acquired assets will enhance the long-term strength of our business. These transactions, however, often depress our earnings and our returns on capital in the near-term and the expected long-term benefits may never be realized. Business combination transactions also either deplete cash resources, require us to issue substantial equity, or require us to incur significant debt.

Legislative or regulatory changes may adversely impact our business.

        New laws, regulations and judicial decisions, or new interpretations of existing laws, regulations and decisions, that relate to healthcare availability, methods of delivery or payment for products and services, or sales, marketing or pricing may cause our revenue to decline. In addition, we may need to revise our research and development plans if a program or programs no longer are commercially viable. Such changes could cause our stock price to decline or experience periods of volatility.

        The pricing and reimbursement environment for our products may change in the future and become more challenging due to among other reasons, new healthcare legislation or fiscal challenges faced by government health administration authorities. In the United States, enactment of health reform legislation in March 2010 is expected to adversely affect our revenues through, among other provisions, the imposition of fees on certain elements of our businesses and an increase in the Medicaid rebate.

        On September 27, 2007, the Food and Drug Administration Amendment Act of 2007 was enacted, giving the FDA enhanced authority over products already approved for sale, including the authority to require post-marketing studies and clinical trials, labeling changes based on new safety information, and compliance with risk evaluations and mitigation strategies approved by the FDA. The FDA's exercise of its new authority could result in delays or increased costs during the period of product development, clinical trials and regulatory review and approval, increased costs to assure compliance with new post-approval regulatory requirements, and potential restrictions on the sale or distribution of approved products.

Credit and financial market conditions may exacerbate certain risk affecting our business.

        Sales of our products and services are dependent, in part, on the availability and extent of reimbursement from third-party payors, including governments and private insurance plans. As a result of the current volatility in the financial markets, third-party payors may delay payment or be unable to satisfy their reimbursement obligations. A reduction in the availability or extent of reimbursement could negatively affect our product and service revenues.

        In addition, we rely upon third parties for certain aspects of our business, including collaboration partners, wholesale distributors for our products, contract clinical trial providers, contract manufacturers, and third-party suppliers. Because of the tightening of global credit and the volatility in the financial markets, there may be a delay or disruption in the performance or satisfaction of commitments to us by these third parties, which could adversely affect our business.

Guidelines, recommendations and studies published by various organizations can reduce the use of our products and services.

        Professional societies, practice management groups, private health/science foundations, and organizations involved in various diseases may publish guidelines, recommendations or studies to the healthcare and patient communities from time to time. Recommendations of government agencies or these other groups/organizations may relate to such matters as usage, dosage, route of administration, cost-effectiveness, and use of related therapies. Organizations like these have in the past made recommendations about our products and services and those of our competitors. Recommendations, guidelines or studies that are followed by patients and healthcare providers could result in decreased use of our products or services. The perception by the investment community or shareholders that recommendations, guidelines or studies will result in decreased use of our products or services could adversely affect prevailing market price for our common stock. In addition, our success also depends on our ability to educate patients and healthcare providers about our products and services and their uses. If these education efforts are not effective, then we may not be able to increase the sales of our existing products and services or successfully introduce new products and services to the market.

We may be required to license patents from competitors or others in order to develop and commercialize some of our products and services, and it is uncertain whether these licenses would be available.

        Third-party patents may cover some of the products or services that we or our strategic partners are developing or producing. A patent is entitled to a presumption of validity, and accordingly, we face significant hurdles in any challenge to a patent. In addition, even if we are successful in challenging the validity of a patent, the challenge itself may be expensive and require significant management attention.

        To the extent valid third-party patent rights cover our products or services, we or our strategic collaborators would be required to seek licenses from the holders of these patents in order to manufacture, use or sell these products and services, and payments under them would reduce our profits from these products and services. We may not be able to obtain these licenses on favorable terms, or at all. If we fail to obtain a required license or are unable to alter the design of our technology to fall outside the scope of a third-party patent, we may be unable to market some of our products and services, which would limit our profitability.

Importation of products may lower the prices we receive for our products.

        In the United States and abroad, many of our products are subject to competition from lower-priced versions of our products and competing products from other countries where government price controls or other market dynamics result in lower prices for such products. Our products that require a prescription in the United States may be available to consumers in markets such as Canada, Mexico, Taiwan and the Middle East without a prescription, which may cause consumers to seek out these products in these lower priced markets. The ability of patients and other customers to obtain these lower priced imports has grown significantly as a result of the Internet, an expansion of pharmacies in Canada and elsewhere that target American purchasers, an increase in U.S.-based businesses affiliated with these Canadian pharmacies and other factors. Most of these foreign imports are illegal under current U.S. law. However, the volume of imports continues to rise due to the limited enforcement resources of the FDA and the United States Customs Service, and there is increased political pressure to permit such imports as a mechanism for expanding access to lower-priced medicines. The importation of lower-priced versions of our products into the United States and other markets adversely affects our profitability. This impact could become more significant in the future.

Our investments in marketable securities are subject to market, interest and credit risk that may reduce their value.

        We maintain a portfolio of investments in marketable securities. Our earnings may be adversely affected by changes in the value of this portfolio. In particular, the value of our investments may be adversely affected by increases in interest rates, downgrades in the corporate bonds included in the portfolio, instability in the global financial markets that reduces the liquidity of securities included in the portfolio, and by other factors which may result in other than temporary declines in value of the investments. Each of these events may cause us to record charges to reduce the carrying value of our investment portfolio or sell investments for less than our acquisition cost.

We may require significant additional financing, which may not be available to us on favorable terms, if at all.

        As of June 30, 2010, we had $974.2 million in cash, cash equivalents and short- and long-term investments, excluding our investments in equity securities.

        We intend to use substantial portions of our available cash for:

  •
  expanding and maintaining existing and constructing new manufacturing facilities, including investing significant funds to expand our Allston, Massachusetts, Geel, Belgium and Waterford, Ireland facilities and constructing a new manufacturing facility with capacity for Cerezyme and Fabrazyme;

  •
  implementing process improvements and system updates for our biologics manufacturing operations;

  •
  product development and marketing;

  •
  strategic business initiatives;

  •
  repurchasing additional shares of our common stock;

  •
  upgrading our information technology systems, including installation and implementation of a new enterprise resource planning system worldwide;

  •
  contingent payments under business combinations, license and other agreements, including a milestone payment to Synpac if Net Sales of Myozyme/Lumizyme reach $400.0 million, as well as payments related to our license of mipomersen from Isis, ataluren from PTC, and Prochymal and Chondrogen from Osiris, as well as contingent consideration obligations related to our acquisition of the worldwide rights to the oncology products Campath, Fludara, Leukine and alemtuzumab for MS from Bayer;

  •
  consulting and other fees related to our compliance with the consent decree;

  •
  working capital and satisfaction of our obligations under capital and operating leases; and

  •
  repayment of our 2015 Notes and our 2020 Notes.

        In May 2010, we announced a $2.0 billion stock repurchase program. In June 2010, we executed an accelerated share repurchase agreement with Goldman Sachs for the repurchase of $1.0 billion of our common stock, which we financed with the net proceeds of our $1.0 billion senior note offering. We plan to repurchase the additional $1.0 billion before June 2011.

        In addition, we have several outstanding legal proceedings. Involvement in investigations and litigation can be expensive and a court may ultimately require that we pay expenses and damages. As a result of legal proceedings, we may also be required to pay fees to a holder of proprietary rights in order to continue certain operations.

        We continue to believe that our available cash, investments and cash flow from operations, together with our revolving credit facility and other available debt financing, will be adequate to meet our operating, investing and financing needs in the foreseeable future.

Risks Related to the Exchange Notes

We have a substantial amount of indebtedness outstanding, which could limit financing and other options and adversely affect our ability to make payments on the exchange notes.

        As of March 31, 2010, after giving effect to the completion of the offering of the existing notes, we would have had approximately $1,121.8 million of total indebtedness outstanding on a consolidated basis. Our level of indebtedness could have important consequences to holders of the exchange notes. For example, it may limit:

  •
  our ability to obtain additional financing for working capital, capital expenditures or general corporate purposes, particularly if the ratings assigned to our debt securities by rating organizations were revised downward; and

  •
  our flexibility to adjust to changing business and market conditions and make us more vulnerable to a downturn in general economic conditions as compared to our competitors.

        Our ability to make scheduled payments or to refinance our obligations with respect to indebtedness will depend on our operating and financial performance, as well as on financial, business and other factors beyond our control.

The exchange notes are effectively subordinated to our secured debt. Not all of our subsidiaries will guarantee the exchange notes, and the exchange notes will be effectively junior in right of payment to the liabilities of our non-guarantor subsidiaries.

        The exchange notes are our senior unsecured obligations and will rank equal in right of payment to our other senior unsecured debt from time to time outstanding. As of March 31, 2010, after giving effect to the completion of the offering of the existing notes, we would have had approximately $1,121.8 million of total indebtedness outstanding on a consolidated basis, all of which would rank equal in right of payment to the exchange notes. The exchange notes are not secured by any of our assets. Any future claims of secured lenders with respect to assets securing their loans will be prior to any claim of the holders of the exchange notes with respect to those assets. We do not currently have any material secured obligations.

        While one of our subsidiaries will guarantee the exchange notes and the exchange notes will also be guaranteed by each of our domestic subsidiaries that will serve as guarantors under any credit facilities into which we may enter, the exchange notes will not be guaranteed by all of our subsidiaries. The exchange notes, for example, will not be guaranteed by any of our non-U.S. subsidiaries and will be effectively junior in right of payment to the liabilities of our non-guarantor subsidiaries. The historical consolidated financial information included in this prospectus is presented on a combined basis, including both our guarantor and non-guarantor subsidiaries. As of March 31, 2010, the total liabilities of our non-guarantor subsidiaries was approximately $91 million, including trade payables. In addition, our subsidiaries are separate and distinct legal entities from us, and both of our guarantor and non-guarantor subsidiaries are not prohibited from incurring additional debt or other liabilities, including senior indebtedness, or from issuing equity interests that have priority over our interests in the subsidiaries. If our subsidiaries were to incur additional debt or liabilities or to issue equity interests that have priority over our interests in the subsidiaries, our ability to pay our obligations on the exchange notes could be adversely affected. In addition, any payment of dividends, loans or advances by our subsidiaries could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon the subsidiaries' earnings and business considerations. Our right to receive any assets of any of our subsidiaries upon their bankruptcy, liquidation or reorganization, and, therefore, the right of the holders of the exchange notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we are a creditor of any of our subsidiaries, our right as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

Because our subsidiary guarantor's liability under its guarantee may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments from the subsidiary guarantor.

        The exchange notes have the benefit of a guarantee by one of our subsidiaries. However, the guarantee by the subsidiary guarantor is limited to the maximum amount that the subsidiary guarantor is permitted to guarantee under applicable law. As a result, our subsidiary guarantor's liability under its guarantee could be reduced to zero, depending upon the amount of other obligations of the subsidiary guarantor. A court could also find any such limitation on the maximum amount of a guarantee to be ineffective or unenforceable and, under federal and state fraudulent conveyance statutes, void the obligations under the guarantee or further subordinate it to all other obligations of the guarantor. See "—Fraudulent conveyance laws could void our obligations under the exchange notes or the guarantee of the subsidiary guarantor." In addition, you will lose the benefit of the guarantee if it is released under certain circumstances described under "Description of the Exchange Notes—Ranking" and "Description of the Exchange Notes—Subsidiary Guarantee." These risks will be equally applicable to any additional subsidiary guarantees that may be given in the future.

The indenture does not restrict the amount of additional debt that we may incur.

        The exchange notes and indenture under which the exchange notes will be issued do not place any limitation on the amount of unsecured debt that may be incurred by us. Our incurrence of additional debt may have important consequences for you as a holder of the exchange notes, including making it more difficult for us to satisfy our obligations with respect to the exchange notes, a loss in the trading value of your exchange notes, if any, and a risk that the credit rating of the exchange notes is lowered or withdrawn. As noted above, we are also permitted to incur additional secured indebtedness that would be effectively senior to the exchange notes.

The terms of the indenture and the exchange notes provide only limited protection against significant corporate events that could adversely impact your investment in the exchange notes.

        While the indenture and the exchange notes contain terms intended to provide protection to the holders of the exchange notes upon the occurrence of certain events involving significant corporate transactions, such terms are limited and may not be sufficient to protect your investment in the exchange notes.

        The definition of the term "Change of Control Triggering Event" (as defined in "Description of the Exchange Notes—Offer to Purchase upon Change of Control Triggering Event") does not cover a variety of transactions (such as acquisitions by us or recapitalizations) that could negatively affect the value of your exchange notes. If we were to enter into a significant corporate transaction that would negatively affect the value of the exchange notes but would not constitute a Change of Control Triggering Event, we would not be required to offer to repurchase your exchange notes prior to their maturity.

        Furthermore, the indenture for the exchange notes does not:

  •
  require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flow or liquidity;

  •
  limit our ability to incur indebtedness that is equal in right of payment to the exchange notes;

  •
  restrict our subsidiaries' ability to issue securities or otherwise incur indebtedness that would be senior to our equity interests in our subsidiaries and therefore rank effectively senior to the exchange notes;

  •
  limit the ability of our subsidiaries to service indebtedness;

  •
  restrict our ability to repurchase or prepay any other of our securities or other indebtedness; or

  •
  restrict our ability to make investments or to repurchase or pay dividends or make other payments in respect of our common stock or other securities ranking junior to the exchange notes.

        As a result of the foregoing, when evaluating the terms of the exchange notes, you should be aware that the terms of the indenture and the exchange notes do not restrict our ability to engage in, or to otherwise be a party to, a variety of corporate transactions, circumstances and events that could have an adverse impact on your investment in the exchange notes.

Our credit ratings are subject to change.

        Our credit ratings are an assessment by rating agencies of our ability to pay our debts when due. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the exchange notes. Agency ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization. Each agency's rating should be evaluated independently of any other agency's rating.

If an active trading market does not develop for the exchange notes, you may be unable to sell your exchange notes or to sell your exchange notes at a price that you deem sufficient.

        The exchange notes are new issues of securities for which there currently is no established trading market. We do not intend to apply for listing of the exchange notes on any securities exchange or for quotation of the exchange notes in any automated dealer quotation system. We can provide no assurance:

  •
  that a market for the exchange notes will develop or continue;

  •
  as to the liquidity of any market that does develop; or

  •
  as to your ability to sell any exchange notes you may own or the price at which you may be able to sell your exchange notes.

We may not be able to repurchase the exchange notes upon a change of control.

        Upon the occurrence of specific kinds of change of control events, unless we have exercised our right to redeem the exchange notes, each holder of exchange notes will have the right to require us to repurchase all or any part of such holder's exchange notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. If we experience a "Change of Control Triggering Event" (as defined in "Description of the Exchange Notes—Offer to Purchase upon Change of Control Triggering Event"), we cannot assure that we would have sufficient financial resources available to satisfy our obligations to repurchase the exchange notes. Our failure to purchase the exchange notes as required under the indenture governing the exchange notes would result in a default under the indenture, which could have material adverse consequences for us and the holders of the exchange notes. See "Description of the Exchange Notes—Offer to Purchase upon Change of Control Triggering Event."

Fraudulent conveyance laws could void our obligations under the exchange notes or the guarantee of the subsidiary guarantor.

        Our incurrence of debt under the exchange notes may be subject to review under federal and state fraudulent conveyance laws if a bankruptcy, reorganization or rehabilitation case or a lawsuit, including circumstances in which bankruptcy is not involved, is commenced by, or on behalf of, our unpaid creditors or unpaid creditors of any guarantors at some future date. Federal and state statutes allow courts, under specific circumstances, to void notes and guarantees and require holders thereof to return payments received from debtors or their guarantors. As a result, an unpaid creditor or representative of creditors could file a lawsuit claiming that the issuance of the exchange notes or the existing notes constituted a "fraudulent conveyance." To make such a determination, a court would have to find that we did not receive fair consideration or reasonably equivalent value for the exchange notes or the existing notes and that, at the time such notes were issued, we:

  •
  were insolvent;

  •
  were rendered insolvent by the issuance of such notes;

  •
  were engaged in a business or transaction for which our remaining assets constituted unreasonably small capital; or

  •
  intended to incur, or believed that we would incur, debts beyond our ability to repay those debts as they matured.

        If a court were to make such a finding, it could void all or a portion of our obligations under such notes, subordinate the claim in respect of such notes to our other existing and future indebtedness or take other actions detrimental to you as a holder of the existing notes, including in certain circumstances, invalidating the existing notes or any then existing guarantees.

        The measure of insolvency for these purposes will vary depending upon the law of the jurisdiction being applied. Generally, a company will be considered insolvent for these purposes if the sum of that company's debts is greater than the fair value of all of that company's property, or if the present fair salable value of that company's assets is less than the amount that will be required to pay its probable liability on its existing debts as they mature. Moreover, regardless of solvency, a court could void an incurrence of indebtedness, including the exchange notes, if it determined that the transaction was made with intent to hinder, delay or defraud creditors, or a court could subordinate the indebtedness, including the exchange notes, to the claims of all existing and future creditors on similar grounds. We cannot determine in advance what standard a court would apply to determine whether we were "insolvent" in connection with the sale of the existing notes or the exchange of the exchange notes.

        The making of the guarantee by one of our subsidiaries, as well as any future making of any guarantees by any other of our domestic subsidiaries, might also be subject to similar review under relevant fraudulent conveyance laws. In addition, a guarantee by a subsidiary could be subject to the claim that the guarantee was incurred for our benefit and only indirectly for the benefit of the subsidiary providing such guarantee, and, therefore, incurred for less than fair value. A court could impose legal and equitable remedies, including subordinating the obligations under any then existing subsidiary guarantees to our other existing and future indebtedness or taking other actions detrimental to you as a holder of the exchange notes. If a guarantee by a subsidiary were to be voided as a fraudulent conveyance or otherwise unenforceable, holders of the exchange notes and the existing notes would have recourse solely to assets owned directly by us. Such notes would then be effectively subordinated to all other obligations of the subsidiary providing such guarantee.

 NOTE REGARDING REFERENCES TO GENZYME

        Throughout this prospectus, the words "we," "us," "our" and "Genzyme" refer to Genzyme Corporation as a whole, and "our board of directors" refers to the board of directors of Genzyme Corporation.

NOTE REGARDING TRADEMARKS

        Genzyme®, Cerezyme®, Ceredase®, Fabrazyme®, Thyrogen®, Myozyme®, Renagel®, Renvela®, Campath®, Clolar®, Mozobil®, Thymoglobulin®, Synvisc®, Synvisc-One®, Sepra®, Seprafilm®, Sepramesh®, Sepraspray®, Carticel®, Epicel®, MACI® and Hectorol® are registered trademarks, and Lumizyme™, Jonexa™, MabCampath™, Evoltra™ and Cholestagel™ are trademarks of Genzyme or its subsidiaries. WelChol® is a registered trademark of Sankyo Pharma, Inc. Aldurazyme® is a registered trademark of BioMarin/Genzyme LLC. Elaprase® is a registered trademark of Shire Human Genetic Therapies, Inc. Prochymal® and Chondrogen® are registered trademarks of Osiris Therapeutics, Inc. Fludara® and Leukine® are registered trademarks licensed to Genzyme. All other trademarks referred to in this prospectus are the property of their respective owners. All rights reserved.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. These forward-looking statements include, among others, statements regarding:

  •
  our expectations regarding the effect of a consent decree we entered into on May 24, 2010 with the United States Food and Drug Administration, or the "FDA," regarding our Allston, Massachusetts manufacturing facility, or the "Allston facility," including our expectations regarding continued shipment of products manufactured or filled/finished at the facility, the time required to complete a remediation plan for the facility and working with regulatory authorities to meet the deadlines for transferring fill/finish operations from the facility;

  •
  our expectations regarding the duration and amount of the continuing supply allocations of Cerezyme and Fabrazyme and our assessment of the factors that will influence those allocations;

  •
  our plans to increase bulk and fill/finish manufacturing capacity for Cerezyme, Fabrazyme and Myozyme/Lumizyme and the expected timing of receipt of regulatory approvals;

  •
  our expectations about the timing of stock repurchases and strategic transactions relating to our genetic testing, diagnostic products and pharmaceutical intermediates business units;

  •
  our assessment of the potential impact on our future revenues of healthcare reform legislation recently enacted in the United States;

  •
  our expectations regarding Myozyme/Lumizyme revenues;

  •
  our expectations for sales of Renagel/Renvela and Hectorol and the anticipated factors affecting the future growth of these products, including the final rule to establish a bundled payment system to reimburse dialysis providers;

  •
  our expectations that production interruption at our Haverhill, England manufacturing facility will not result in a supply constraint for Renagel/Renvela, and the expected timing of new sevelamer carbonate production and the amount of additional costs we expect to incur during the third quarter of 2010 related to the remediation of this facility;

  •
  our expectations regarding timing of regulatory approval for a new Leukine manufacturing facility;

  •
  our assessment of competitors and potential competitors and the anticipated impact of potentially competitive products and services, including generic competition, on our revenues;

  •
  our estimates of the cost to complete our research and development programs for companies and assets that we have acquired;

  •
  our assessment of the financial impact of legal proceedings and claims on our financial position and results of operations;

  •
  the sufficiency of our cash, investments and cash flows from operations and our expected uses of cash;

  •
  our provision for potential tax audit exposures and our expectations regarding our unrecognized tax benefits;

  •
  the protection afforded by our patent rights; and

  •
  our expectations regarding the amortization of intangible assets related to our expected future contingent payments due to Bayer Schering Pharma A.G., or "Bayer," Synpac (North Carolina), Inc. and Wyeth Pharmaceuticals (which is now a part of Pfizer Inc. and referred to as Pfizer).

        These statements are subject to risks and uncertainties, and our actual results may differ materially from those that are described in this prospectus or any document incorporated herein by reference. These risks and uncertainties include:

  •
  the possibility that we are not able to move fill/finish operations to our Waterford, Ireland facility or to a contract manufacturer in the expected time frame because of delays in regulatory approval or for any other reason, or that we are not able to complete actions under our remediation plan in the time frames required under our consent decree with the FDA;

  •
  the possibility that current reduced supply allocations of Fabrazyme and Cerezyme need to last longer than expected or need to be more severe than expected because third party oversight under a consent decree results in delays in product releases, our demand forecasts and estimates are inaccurate, we encounter additional manufacturing interruptions, and/or productivity of the new Fabrazyme working cell bank does not increase or we do not receive regulatory approval for it;

  •
  the possibility that we may encounter additional manufacturing problems due to any reason, including equipment failures, viral or bacterial contamination, cell growth at lower than expected levels, fill/finish issues, disruptions in utility services to manufacturing facilities, human error or regulatory issues;

  •
  our ability to maintain regulatory approvals for our products, services and manufacturing facilities and processes, including our Allston facility, and to obtain approvals for proposed new manufacturing capacity and proposed changes to enhance our manufacturing processes, including our new manufacturing facility in Framingham, Massachusetts for Fabrazyme and Cerezyme and an additional bioreactor for the production of Myozyme/Lumizyme in our Geel, Belgium facility, all in the anticipated timeframes;

  •
  our ability to successfully transition fill-finish operations for Cerezyme, Fabrazyme and Thyrogen out of our Allston facility and to our Waterford, Ireland plant and to Hospira, Inc., or Hospira, a third-party contract manufacturer, on the planned timelines because of delays in regulatory approval, manufacturing problems or for any other reason;

  •
  the possibility that we may be unable to produce new sevelamer carbonate at our Haverhill, England facility in the expected time frames due to production problems or regulatory issues;

  •
  the extent to which Gaucher and Fabry disease patients switch to competitors' products in place of Cerezyme or Fabrazyme or continue to reduce their doses of our products even after product supply stabilizes;

  •
  the possibility that we may experience supply constraints for Thyrogen, and the extent of those constraints, if we are not able to transfer fill-finish activities to Hospira on the planned timelines because of delays in regulatory approval, manufacturing problems or for any other reason;

  •
  the possibility that we are not able to repurchase some or all of the $1.0 billion remaining under our common stock repurchase plan or complete strategic transactions involving our genetic testing, diagnostic products and pharmaceutical intermediates business units in the expected timeframes or at all, or able to achieve anticipated levels of efficiencies and cost savings through our cost saving-efforts;

  •
  the possibility that we are unable to transition Lumizyme patients to commercial product as quickly as anticipated;

  •
  our ability to manufacture sufficient amounts of our products and maintain sufficient inventories, and to do so in a timely and cost-effective manner;

  •
  the availability of reimbursement for our products and services from third party payors, the extent of such coverage and the accuracy of our estimates of the payor mix for our products;

  •
  competition from lower cost generic or biosimilar products;

  •
  the impact of legislative or regulatory changes, including implementation of the healthcare reform legislation recently enacted in the United States and the possibility that additional proposals to reduce healthcare costs may be adopted in the United States or elsewhere;

  •
  our ability and the ability of our collaboration partners to successfully complete preclinical and clinical development of new products and services within the anticipated timeframes and for anticipated indications;

  •
  regulatory authorities' views regarding the safety, efficacy and risk-benefit profiles of our new or current products and our manufacturing processes;

  •
  our ability to expand the use of current and next-generation products in existing and new indications;

  •
  potential future product recalls or write-offs of inventory, including portions of Cerezyme, Myozyme and Thymoglobulin inventories that are being evaluated to ensure that such inventories meet quality specifications;

  •
  our ability to obtain and maintain adequate patent and other proprietary rights protection for our products and services and successfully enforce these proprietary rights;

  •
  our reliance on third parties to provide us with materials and services in connection with the manufacture of our products;

  •
  our ability to continue to generate cash from operations and to effectively use our cash resources to grow our business;

  •
  our ability to establish and maintain strategic license, collaboration, manufacturing and distribution arrangements and to successfully manage our relationships with licensors, collaborators, manufacturers, distributors and partners;

  •
  the impact of changes in the exchange rates for foreign currencies on our product and service revenues in future periods;

  •
  the outcome of legal proceedings by or against us and the impact of future legal proceedings, including government and regulatory actions;

  •
  the possibility that our integration of the products and development programs acquired from Bayer may be more costly or time-consuming than expected;

  •
  the outcome of our Internal Revenue Service and foreign tax audits;

  •
  general economic conditions; and

  •
  the possible disruption of our operations due to terrorist activities, armed conflict, severe climate change, natural disasters or outbreak of diseases, including as a result of the disruption of operations of regulatory authorities or our subsidiaries, manufacturing facilities, customers, suppliers, utility providers, distributors, couriers, collaborative partners, licensees or clinical trial sites.

        We refer to more detailed descriptions of these and other risks and uncertainties in the section entitled "Risk Factors" above. We encourage you to read those descriptions carefully. We caution investors not to place substantial reliance on the forward-looking statements contained in this prospectus. These statements, like all statements in this prospectus, speak only as of the date of this prospectus (unless another date is indicated), and we undertake no obligation to update or revise the statements in light of future developments.

USE OF PROCEEDS

        We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange existing notes in like principal amount. The existing notes surrendered in exchange for exchange notes will be retired and canceled. Issuance of the exchange notes will not result in a change in our amount of outstanding debt.

 THE EXCHANGE OFFER

Purpose of the Exchange Offer

        In connection with the sale of the existing notes, we entered into a registration rights agreement with Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Banc of America Securities LLC, as representatives of the initial purchasers of the existing notes, in which we agreed, among other things, to:

  •
  file a registration statement with the SEC with respect to the exchange of the existing notes for exchange notes, or the "exchange offer registration statement," no later than December 14, 2010;

  •
  use our reasonable efforts to have the exchange offer registration statement declared effective by the SEC on or prior to January 13, 2011;

  •
  use our reasonable efforts to cause the exchange offer registration statement to be effective continuously and to keep the exchange offer open for a period of no less than 20 business days; and

  •
  consummate the exchange offer no later than 30 business days after the date on which the exchange offer registration statement is declared effective.

        We are making the exchange offer to satisfy certain of our obligations under the registration rights agreement. We previously filed a copy of the registration rights agreement with the SEC and have included it as an exhibit to the exchange offer registration statement of which this prospectus forms a part.

        Each broker-dealer that receives exchange notes for its own account in exchange for existing notes, where the existing notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution."

Resale of Exchange Notes

        Under existing interpretations of the Securities Act by the staff of the SEC contained in several no-action letters to third parties, we believe that the exchange notes will generally be freely transferable by holders who have validly participated in the exchange offer without further registration under the Securities Act (assuming the truth of certain representations required to be made by each holder of notes, as set forth below). For additional information on the staff's position, we refer you to the following no-action letters: Exxon Capital Holdings Corporation, available April 13, 1988; Morgan Stanley & Co. Incorporated, available June 5, 1991; and Shearman & Sterling, available July 2, 1993. However, any purchaser of existing notes who is one of our "affiliates" or who intends to participate in the exchange offer for the purpose of distributing the exchange notes or who is a broker-dealer who purchased existing notes from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act:

  •
  will not be able to tender its existing notes in the exchange offer;

  •
  will not be able to rely on the interpretations of the staff of the SEC; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the existing notes unless such sale or transfer is made pursuant to an exemption from these requirements.

        If you wish to exchange existing notes for exchange notes in the exchange offer, you will be required to make representations in a letter of transmittal which accompanies this prospectus, including that:

  •
  you are not our "affiliate" (as defined in Rule 405 under the Securities Act);

  •
  any exchange notes to be received by you will be acquired in the ordinary course of your business;

  •
  you have no arrangement or understanding with any person to participate in the distribution of the exchange notes in violation of the provisions of the Securities Act;

  •
  if you are not a broker-dealer, you are not engaged in, and do not intend to engage in, a distribution of exchange notes; and

  •
  if you are a broker-dealer, you acquired the existing notes for your own account as a result of market-making or other trading activities (and, as such, you are a "participating broker-dealer"), you have not entered into any arrangement or understanding with us or any of our affiliates to distribute the exchange notes and you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes.

        Rule 405 under the Securities Act provides that an "affiliate" of, or person "affiliated" with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

        The SEC has taken the position that participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act, and, accordingly, may fulfill their prospectus delivery requirements with respect to the exchange notes, other than a resale of an unsold allotment from the original sale of the notes, with the prospectus contained in the exchange offer registration statement. Under the registration rights agreement, we have agreed to use our reasonable efforts to allow participating broker-dealers and other persons, if any, subject to similar prospectus delivery requirements, to use this prospectus in connection with the resale of the exchange notes for a period of 180 days from the issuance of the exchange notes.

Terms of the Exchange Offer

        This prospectus and the accompanying letter of transmittal contain the terms and conditions of the exchange offer. Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange all existing notes that are properly tendered and not withdrawn on or prior to 5:00 p.m., New York City time, on the expiration date. After authentication of the exchange notes by the trustee or an authentication agent, we will issue and deliver $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding existing notes accepted in the exchange offer. Holders may tender some or all of their existing notes in the exchange offer in denominations of $2,000 and higher integral multiples of $1,000.

        The form and terms of the exchange notes are identical in all material respects to the form and terms of the existing notes, except that:

          (1)   the offering of the exchange notes has been registered under the Securities Act;

          (2)   the exchange notes generally will not be subject to transfer restrictions or have registration rights; and

          (3)   certain provisions relating to additional interest on the existing notes in the event of specified registration defaults will be eliminated.

        The exchange notes will evidence the same debt as the existing notes. The exchange notes will be issued under and entitled to the benefits of the indenture.

        In connection with the issuance of the existing notes, we made arrangements for the existing notes to be issued and transferable in book-entry form through the facilities of DTC, acting as a depositary. The exchange notes will also be issuable and transferable in book-entry form through DTC.

        The exchange offer is not conditioned upon any minimum aggregate principal amount of existing notes being tendered. However, our obligation to accept existing notes for exchange pursuant to the exchange offer is subject to certain customary conditions that we describe under "—Conditions" below.

        Holders who tender existing notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of existing notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer. See "—Solicitation of Tenders; Fees and Expenses" for more detailed information regarding the expenses of the exchange offer.

        By executing or otherwise becoming bound by the letter of transmittal, you will be making the representations described under "—Exchange Offer Procedures" below.

Expiration Date; Extensions; Amendments

        The term "expiration date" will mean 5:00 p.m., New York City time, on            , 2010, unless we, in our sole discretion, extend the exchange offer, in which case the term "expiration date" will mean the latest date and time to which we extend the exchange offer.

        To extend the exchange offer, we will:

  •
  notify the exchange agent of any extension orally or in writing; and

  •
  notify the registered holders of the existing notes by means of a press release or other public announcement, each before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

        We reserve the right, in our reasonable discretion:

  •
  to delay accepting any existing notes;

  •
  to extend the exchange offer; or

  •
  if any conditions listed below under "—Conditions" are not satisfied, to terminate the exchange offer by giving oral or written notice of the delay, extension or termination to the exchange agent.

        We will follow any delay in acceptance, extension or termination as promptly as practicable by oral or written notice to the registered holders. If we amend the exchange offer in a manner we determine constitutes a material change, we will promptly disclose the amendment in a prospectus supplement that we will distribute to the registered holders.

Interest on the Exchange Notes

        Interest on the exchange notes will accrue from the last interest payment date on which interest was paid on the existing notes surrendered in exchange for exchange notes or, if no interest has been paid on the existing notes, from the issue date of the existing notes, June 17, 2010. Interest on the exchange notes will be payable semi-annually on June 15 and December 15 of each year, commencing on December 15, 2010.

Exchange Offer Procedures

        Only you may tender your existing notes in the exchange offer. Except as stated under "—Book-Entry Transfer," to tender your existing notes in the exchange offer, you must:

  •
  complete, sign and date the enclosed letter of transmittal, or a copy of it;

  •
  have the signature on the letter of transmittal guaranteed if required by the letter of transmittal or transmit an agent's message in connection with a book-entry transfer; and

  •
  mail, fax or otherwise deliver the letter of transmittal or copy to the exchange agent before the expiration date.

        In addition, either:

  •
  the exchange agent must receive (i) a timely confirmation of a book-entry transfer of your existing notes, if that procedure is available, into the account of the exchange agent at DTC, the "book-entry transfer facility," under the procedure for book-entry transfer described below before the expiration date or (ii) certificates for your existing notes, the letter of transmittal and other required documents before the expiration date; or

  •
  you must comply with the guaranteed delivery procedures described below.

        For your existing notes to be tendered effectively, the exchange agent must receive a valid agent's message through ATOP or a letter of transmittal and other required documents before the expiration date. Delivery of the existing notes shall be made by book-entry transfer in accordance with the procedures described below. Confirmation of the book-entry transfer must be received by the exchange agent before the expiration date.

        The term "agent's message" means a message, transmitted by a book-entry transfer facility to, and received by, the exchange agent forming a part of a confirmation of a book-entry, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the outstanding securities that the participant has received and agrees:

  •
  to participate in ATOP;

  •
  to be bound by the terms of the letter of transmittal; and

  •
  that we may enforce the agreement against the participant.

        If you do not withdraw your tender before the expiration date, it will constitute an agreement between you and us in compliance with the terms and conditions in this prospectus and in the letter of transmittal.

        THE METHOD OF DELIVERY OF YOUR EXISTING NOTES, A LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT YOUR ELECTION AND RISK. INSTEAD OF DELIVERY BY MAIL, WE RECOMMEND THAT YOU USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. PLEASE DO NOT SEND A LETTER OF TRANSMITTAL OR OUTSTANDING NOTES DIRECTLY TO US. YOU MAY REQUEST YOUR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO MAKE THE EXCHANGE ON YOUR BEHALF.

        Each broker-dealer that receives exchange notes for its own account in exchange for existing notes, where the existing notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution."

Procedure if the Outstanding Notes Are Not Registered in Your Name

        If you are a beneficial owner whose existing notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you want to tender your existing notes, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you want to tender on your own behalf, you must, before completing and executing a letter of transmittal and delivering your existing notes, either make appropriate arrangements to register ownership of the existing notes in your name or obtain a properly completed bond power or other proper endorsement from the registered holder. We urge you to act immediately since the transfer of registered ownership may take considerable time.

Book-Entry Transfer

        The exchange agent will make requests to establish accounts at the book-entry transfer facility for purposes of the exchange offer within two business days after the date of this prospectus. If you are a financial institution that is a participant in the book-entry transfer facility's systems, you may make book-entry delivery of your existing notes being tendered by causing the book-entry transfer facility to transfer your existing notes into the exchange agent's account at the book-entry transfer facility in compliance with the appropriate procedures for transfer. However, although you may deliver your existing notes through book-entry transfer at the book-entry transfer facility, you must transmit, and the exchange agent must receive, a letter of transmittal or copy of the letter of transmittal, with any required signature guarantees and any other required documents, except as discussed in the following paragraph, on or before the expiration date or the guaranteed delivery procedures outlined below must be complied with.

        DTC's ATOP is the only method of processing the exchange offer through DTC. To accept the exchange offer through ATOP, participants in DTC must send electronic instructions to DTC through DTC's communication system instead of sending a signed, hard copy letter of transmittal. We understand DTC is obligated to communicate those electronic instructions to the exchange agent. To tender your existing notes through ATOP, the electronic instructions sent to DTC and transmitted by DTC to the exchange agent must contain the participant's acknowledgment of its receipt of and agreement to be bound by the letter of transmittal for your existing notes.

Beneficial Owner Instructions to Holders of Existing Notes

        Only a holder whose name appears on a DTC security position listing as a holder of existing notes, or the legal representative or attorney-in-fact of such a holder, may execute and deliver the letter of transmittal.

        Holders of existing notes who are not registered holders of, and who seek to tender, existing notes should (1) obtain a properly completed letter of transmittal for such existing notes from the registered holder with signatures guaranteed by an "Eligible Guarantor Institution," as defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended, or the "Exchange Act," and obtain and include with such letter of transmittal existing notes properly endorsed for transfer by the registered holder thereof or accompanied by a written instrument or instruments of transfer or exchange from the registered holder with signatures on the endorsement or written instrument or instruments of transfer or exchange guaranteed by an Eligible Guarantor Institution or (2) effect a record transfer of such existing notes and comply with the requirements applicable to registered holders for tendering existing notes before 5:00 p.m., New York City time, on the expiration date. Any existing notes properly tendered before 5:00 p.m., New York City time, on the expiration date accompanied by a properly completed letter of transmittal will be transferred of record by the registrar either prior to or as of the expiration date at our discretion. We have no obligation to transfer any existing notes from the name of the registered holder of the note if we do not accept these existing notes for exchange.

        Tendering holders should indicate in the applicable box in the letter of transmittal the name and address to which payment of accrued and unpaid interest on the existing notes, certificates evidencing exchange notes and/or certificates evidencing existing notes for amounts not accepted for tender, each as appropriate, are to be issued or sent, if different from the name and address of the person signing the letter of transmittal. In the case of issuance in a different name, the employer identification or social security number of the person named must also be indicated and a substitute Form W-9 for this recipient must be completed. If these instructions are not given, the payments, including accrued and unpaid interest in cash on the existing notes, exchange notes or existing notes not accepted for tender, as the case may be, will be made or returned, as the case may be, to the registered holder of the existing notes tendered.

        Issuance of exchange notes in exchange for existing notes will be made only against deposit of the tendered existing notes.

        We will decide all questions as to the validity, form, eligibility, acceptance and withdrawal of tendered existing notes, and our determination will be final and binding on you. We reserve the absolute right to reject any and all existing notes not properly tendered or reject any existing notes which would be unlawful in the opinion of our counsel. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular existing notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in a letter of transmittal, will be final and binding on all parties. You must cure any defects or irregularities in connection with tenders of existing notes as we determine. Although we intend to notify you of defects or irregularities with respect to tenders of your existing notes, we, the exchange agent or any other person will not incur any liability for failure to give any notification. Your tender of existing notes will not be deemed to have been made until any defects or irregularities have been cured or waived. Any of your existing notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to you, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

Guaranteed Delivery Procedures

        If you wish to tender your existing notes but your existing notes are not immediately available, or time will not permit your existing notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, you may affect a tender if:

  •
  the tender is made through an Eligible Guarantor Institution;

  •
  prior to the expiration date, the exchange agent receives from such Eligible Guarantor Institution a properly completed and duly executed notice of guaranteed delivery, by facsimile transmittal, mail or hand delivery, stating the name and address of the holder, the certificate number or numbers of such holder's existing notes and the principal amount of such existing notes tendered, stating that the tender is being made thereby, guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal, or a facsimile thereof, together with the certificate(s) representing the existing notes to be tendered in proper form for transfer, or confirmation of a book-entry transfer into the exchange agent's account at DTC of existing notes delivered electronically, and any other documents required by the letter of transmittal, will be deposited by the Eligible Guarantor Institution with the exchange agent; and

  •
  such properly completed and executed letter of transmittal, or a facsimile thereof, together with the certificate(s) representing all tendered existing notes in proper form for transfer, or confirmation of a book-entry transfer into the exchange agent's account at DTC of existing notes delivered electronically and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

        Upon request, the exchange agent will send to you a notice of guaranteed delivery if you wish to tender your existing notes according to the guaranteed delivery procedures described above.

Withdrawal of Tenders

        Except as otherwise provided in this prospectus, you may withdraw tenders of existing notes at any time prior to the expiration date. For a withdrawal to be effective, the exchange agent must receive a written or facsimile transmission notice of withdrawal at its address set forth in this prospectus prior to the expiration date. Any such notice of withdrawal must:

  •
  specify the name of the person who deposited the existing notes to be withdrawn;

  •
  identify the existing notes to be withdrawn, including the certificate number or number and principal amount of such existing notes or, in the case of existing notes transferred by book-entry transfer, the name and number of the account at DTC to be credited; and

  •
  be signed in the same manner as the original signature on the letter of transmittal by which such existing notes were tendered, including any required signature guarantee.

        We will determine in our sole discretion all questions as to the validity, form and eligibility, including time of receipt, of such withdrawal notices, and our determination shall be final and binding on all parties. We will not deem any properly withdrawn existing notes to have been validly tendered for purposes of the exchange offer, and we will not issue exchange notes with respect those existing notes unless you validly retender the withdrawn existing notes. You may retender properly withdrawn existing notes following one of the procedures described above under "—Exchange Offer Procedures" at any time prior to the expiration date.

Conditions

        Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange the exchange notes for, any existing notes, and may terminate the exchange offer as provided in this prospectus before the acceptance of the existing notes, if:

  •
  the exchange offer violates applicable law, rules or regulations or an applicable interpretation of the staff of the SEC;

  •
  an action or proceeding has been instituted or threatened in any court or by any governmental agency which might materially impair our ability to proceed with the exchange offer;

  •
  there has been proposed, adopted or enacted any law, rule or regulation that, in our reasonable judgment would impair materially our ability to consummate the exchange offer; or

  •
  all governmental approvals which we deem necessary for the completion of the exchange offer have not been obtained.

        If we determine in our reasonable discretion that any of these conditions are not satisfied, we may:

  •
  refuse to accept any existing notes and return all tendered existing notes to you;

  •
  extend the exchange offer and retain all existing notes tendered before the exchange offer expires, subject, however, to your rights to withdraw the existing notes; or

  •
  waive the unsatisfied conditions with respect to the exchange offer and accept all properly tendered existing notes that have not been withdrawn.

        If the waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that we will distribute to the registered holders of the existing notes.

        We are currently not aware of any governmental or regulatory approvals that are required in order to complete the exchange offer, other than the declaration of effectiveness of the registration statement of which this prospectus forms a part by the SEC.

Exchange Agent

        We have appointed The Bank of New York Mellon Trust Company, N.A., the trustee under the indenture, as the exchange agent for the exchange offer. You should send all executed letters of transmittal to the exchange agent at one of the addresses set forth below. In such capacity, the exchange agent has no fiduciary duties and will be acting solely on the basis of our directions. You should direct questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal and requests for a notice of guaranteed delivery to the exchange agent addressed as follows:

By Mail, Hand or Overnight Delivery:

[    •    ]

By Facsimile:

[    •    ]

Confirm By Telephone:

[    •    ]

        Delivery to an address or facsimile number other than that listed above will not constitute a valid delivery.

        The Trustee does not assume any responsibility for and makes no representation as to the validity or adequacy of this prospectus or the exchange notes.

Solicitation of Tenders; Fees and Expenses

        We will pay all expenses of soliciting tenders pursuant to the exchange offer. We are making the principal solicitation by mail. Our officers and regular employees may make additional solicitations in person or by telephone or facsimile.

        We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket costs and expenses in connection therewith.

        We also may pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the existing notes and in handling or forwarding tenders for exchange.

        We will pay the expenses to be incurred in connection with the exchange offer, including fees and expenses of the exchange agent and trustee and accounting and legal fees and printing costs.

        We will pay all transfer taxes, if any, applicable to the exchange of existing notes for exchange notes pursuant to the exchange offer. If, however, certificates representing exchange notes or existing notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the existing notes tendered, or if tendered existing notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of existing notes pursuant to the exchange offer, then the amount of any such transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed by us directly to such tendering holder.

Consequences of Failure to Exchange

        Participation in the exchange offer is voluntary. We urge you to consult your financial and tax advisors in making your decisions on what action to take. Private notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, those existing notes may be resold only:

  •
  to a person whom the seller reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A under the Securities Act;

  •
  in a transaction meeting the requirements of Rule 144 under the Securities Act;

  •
  outside the United States to a foreign person in a transaction meeting the requirements of Regulation S under the Securities Act;

  •
  in accordance with another exemption from the registration requirements of the Securities Act and based upon an opinion of counsel if we so request;

  •
  to us; or

  •
  pursuant to an effective registration statement.

        In each case, the existing notes may be resold only in accordance with any applicable securities laws of any state of the United States or any other applicable jurisdiction.

SELECTED FINANCIAL DATA

        The following financial data of Genzyme Corporation and subsidiaries should be read in conjunction with our consolidated financial statements and related notes starting on page F-1 of this prospectus. These selected financial data may not be indicative of our future financial performance or condition due to the risks and uncertainties associated with operating our business, including those described under "Risk Factors" and "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations" contained elsewhere in this prospectus (amounts in thousands except per share data):

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(in thousands, except for per share amounts)
Revenues:
Net product sales	$1,946,547	$2,152,669	$4,076,665	$4,196,907	$3,457,778	$2,887,409	$2,453,303
Net service sales	205,504	207,192	418,518	366,091	326,326	282,118	261,379
Research and development revenue	1,861	17,520	20,342	42,041	29,415	17,486	20,160

Total revenues	2,153,912	2,377,381	4,515,525	4,605,039	3,813,519	3,187,013	2,734,842

Operating costs and expenses:
Cost of products sold(1)(2)	581,383	524,461	1,136,937	913,267	715,504	536,388	462,177
Cost of services sold(1)	132,396	121,874	249,139	235,295	211,826	199,283	170,475
Selling, general and administrative(1)(3)	955,845	672,089	1,428,596	1,338,190	1,187,184	1,010,400	787,839
Research and development(1)(4)	446,488	417,447	865,257	1,308,330	737,685	649,951	502,657
Amortization of intangibles	138,875	121,543	266,305	226,442	201,105	209,355	181,632
Contingent consideration expense(5)	72,570	9,090	65,584	—	—	—	—
Charges for impaired intangible assets and goodwill(6)	—	—	—	2,036	—	219,245	—
Purchase of in-process research and development(7)	—	—	—	—	106,350	552,900	29,200

Total operating costs and expenses	2,327,557	1,866,504	4,011,818	4,023,560	3,159,654	3,377,522	2,133,980

Operating income (loss)	(173,645)	510,877	503,707	581,479	653,865	(190,509)	600,862

Other income (expenses):
Equity in income of equity method investments	(1,567)	—	—	201	7,398	15,705	151
Gain (loss) on investments in equity securities, net(8)	(31,399)	(681)	(56)	(3,340)	13,067	73,230	5,698
Gain on acquisition of business(9)	—	24,159	24,159	—	—	—	—
Other	(246)	(3,035)	(1,719)	356	3,295	8,373	10,417
Investment income	6,384	9,494	17,642	51,260	70,196	56,001	31,429
Interest expense	—	—	—	(4,418)	(12,147)	(15,478)	(19,638)

Total other income	(26,828)	29,937	40,026	44,059	81,809	137,831	28,057

Income (loss) before income taxes(1)	(200,473)	540,814	543,733	625,538	735,674	(52,678)	628,919
(Provision for) benefit from income taxes(1)(6)	81,752	(157,754)	(121,433)	(204,457)	(255,481)	35,881	(187,430)

Net income (loss)(1)	$(118,721)	$383,060	$422,300	$421,081	$480,193	$(16,797)	$441,489

Net income (loss) per share:
Basic(1)	$(0.45)	$1.42	$1.57	$1.57	$1.82	$(0.06)	$1.73

Diluted(1)	$(0.45)	$1.39	$1.54	$1.50	$1.74	$(0.06)	$1.65

CONSOLIDATED BALANCE SHEET DATA

		December 31,
	June 30, 2010
		2009	2008	2007	2006	2005
	(in thousands)
Cash and investments(10)	$974,154	$1,049,700	$973,691	$1,460,394	$1,285,604	$1,089,102
Working capital	1,427,477	1,722,673	1,601,852	1,137,904	1,338,062	1,114,976
Total assets	9,763,899	10,060,724	8,671,276	8,314,375	7,191,188	6,878,865
Long-term contingent consideration obligations, including current portion(5)	977,209	1,015,236	—	—	—	—
Long-term debt, capital lease obligations and convertible debt, including current portion	1,114,466	124,600	131,907	810,373	816,029	820,113
Stockholders' equity	6,475,405	7,683,652	7,305,993	6,612,937	5,660,711	5,149,867

There were no cash dividends paid.

(1)
For the years ended December 31, 2009, 2008 and 2007, we recorded pre-tax stock-based compensation expense, which was allocated based on the functional cost center of each employee as follows (amounts in thousands, except per share amounts):

	For the Years Ended December 31,
	2009	2008	2007
Cost of products and services sold	$(32,314)	$(27,555)	$(25,677)
Selling, general and administrative	(110,410)	(102,745)	(106,172)
Research and development	(61,391)	(56,673)	(58,101)

Total	(204,115)	(186,973)	(189,950)
Less: tax benefit of stock options	53,434	56,740	58,148

Stock-based compensation expense, net of tax	$(150,681)	$(130,233)	$(131,802)

Net loss per share—basic and diluted	$(0.56)	$(0.49)	$(0.50)

(2)
Includes charges of:

•
$13.7 million recorded in 2010, net of $5.4 million of insurance reimbursements, for Renagel and Renvela related to the remediation cost of our Haverhill, England manufacturing facility, including repairs and idle capacity expenses and an additional $16.4 million for the writeoff of work-in-process material that was unfinished when the Allston facility interruption occurred, in 2010, and could not be finished;

•
$107.2 million recorded in 2009, consisting primarily of $45.5 million for idle capacity, clean up and other costs related to the remediation of our Allston facility; approximately $11 million for the write off of Cerezyme work-in-process material and $43.5 million for the amortization of inventory step-up of Campath, Fludara and Leukine.

•
$9.2 million recorded in the first quarter of 2009 and $12.6 million recorded in 2008 for the write off of inventory associated with terminated production runs of Myozyme at our Belgium facility; and

•
$20.9 million recorded in 2007 to write off Thymoglobulin inventory which did not meet our specifications for saleable product.

(3)
Includes a charge of $64.0 million recorded in 2007 to settle the litigation related to the consolidation of our former tracking stocks.

(4)
Includes charges of:

•
$7.0 million recorded in September 2009 for amounts accrued or paid to acquire certain gene therapy manufacturing assets from Targeted Genetics Corporation;

•
$18.2 million recorded in January 2009 for the purchase of intellectual property from EXACT Sciences;

•
$16.0 million recorded in 2008 for the license or purchase of certain intellectual property and technology relating to transactions with two third parties;

•
$130.0 million recorded in 2008 for amounts accrued or paid to Osiris as an upfront, nonrefundable license fee;

  •
  $100.0 million recorded in 2008 as a nonrefundable upfront license fee payment to PTC;

  •
  $244.9 million recorded in 2008 for license fee payments to Isis; and

  •
  $25.0 million recorded in 2007 for an upfront milestone payment paid to Ceregene Inc., or Ceregene, for the development and commercialization of CERE-120, a gene therapy product candidate.

(5)
In May 2009, we recorded contingent consideration obligations in connection with our acquisition from Bayer. Changes in the fair value of these contingent consideration obligations are recorded as contingent consideration expense.

(6)
Includes charges for impaired intangible assets and goodwill of $219.2 million pre-tax ($149.4 million after tax) recorded in 2006 to write off the goodwill of our genetics business unit.

(7)
Includes charges for pre-tax in-process research and development, or IPR&D, incurred in connection with the following acquisitions:

•
2007—Bioenvision Inc., or Bioenvision;

•
2006—AnorMED Inc., or AnorMED; and

•
2005—Avigen, Inc., or Avigen, Bone Care and Verigen;

(8)
For 2007, includes a pre-tax gain of $10.8 million recorded on the sale of our entire investment in the common stock of Therapeutic Human Polyclonals Inc., or THP. For 2006, includes a $69.4 million gain on the sale of our entire investment in Cambridge Antibody Technology Group plc, or CAT.

(9)
Includes a gain recorded in 2009 related to our acquisition of certain products and development programs from Bayer. The fair value of the identifiable assets acquired exceeded the fair value of the purchase price for the transaction.

(10)
Includes cash, cash equivalents, and short- and long-term investments in debt securities.

BUSINESS

Introduction

        We are a global biotechnology company dedicated to making a major impact on the lives of people with serious diseases. Our products and services are focused on rare inherited disorders, kidney disease, orthopaedics, cancer, transplant and immune disease, and diagnostic testing. Our commitment to innovation continues today with a substantial development program focused on these fields, as well as cardiovascular disease, neurodegenerative diseases, and other areas of unmet medical need.

        We are organized into five business units, which we consider to be our reporting segments:

  •
  Personalized Genetic Health.  We develop, manufacture and distribute therapeutic products with a focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, or "LSDs," and cardiovascular disease. Our Personalized Genetic Health products include Cerezyme, Fabrazyme, Myozyme/Lumizyme, Aldurazyme, Elaprase and Wechol/Cholestagel.

  •
  Renal and Endocrinology.  We develop, manufacture and distribute products that treat patients suffering from renal diseases, including chronic renal failure, and endocrine and immune-mediated diseases. Our Renal and Endocrinology products include Renagel/Renvela (including sales of bulk sevelamer), Hectorol and Thyrogen.

  •
  Biosurgery.  We develop, manufacture and distribute biotherapeutics and biomaterial-based products, with an emphasis on products that meet medical needs in the orthopaedics and broader surgical areas. Our Biosurgery products include Synvisc/Synvisc-One, our Sepra products, Carticel, Epicel and Jonexa.

  •
  Hematology and Oncology.  We develop, manufacture and distribute products for the treatment of cancer, the mobilization of hematopoietic stem cells and the treatment of transplant rejection and other hematologic and auto-immune disorders. Our Hematology and Oncology products include Thymoglobulin, Clolar, Mozobil, Campath, Fludara and Leukine.

  •
  Multiple Sclerosis.  We are developing products, including alemtuzumab, for the treatment of multiple sclerosis, or MS, and other auto-immune disorders.

        Effective January 1, 2010, based on changes in how we review our business, we re-allocated certain of our business units among our segments and adopted new names for certain of our reporting segments. Specifically:

  •
  our former Genetic Diseases reporting segment is now referred to as "Personalized Genetic Health," or "PGH," and now includes our cardiovascular business unit, which previously was reported under the caption "Cardiometabolic and Renal," and our WelChol product line, which previously was reported as part of our bulk pharmaceuticals business unit under the caption "Other";

  •
  our former Cardiometabolic and Renal reporting segment is now referred to as "Renal and Endocrinology" and now includes our immune-mediated diseases business unit, which previously was reported under the caption "Other," but no longer includes our cardiovascular business unit; and

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  our former Hematologic Oncology segment is now referred to "Hematology and Oncology" and now includes our transplant business unit, which previously was reported under the caption "Other," but no longer includes our multiple sclerosis business unit, which is now reported as a separate reporting segment called "Multiple Sclerosis."

        We report the activities of the following business units, which did not meet the quantitative threshold for separate segment reporting, under the caption "Other": our genetic testing business unit, which provides testing services for the oncology, prenatal and reproductive markets; and our diagnostic products and pharmaceutical intermediates business units. We report our corporate, general and administrative operations and corporate science activities under the caption "Corporate." All prior periods presented have been revised to conform to our 2010 presentation.

        In May 2010, we announced a plan to pursue strategic alternatives for our genetic testing, diagnostic products and pharmaceutical intermediates business units. Possible alternatives include divestiture, spin-out or management buy-out. Our genetic testing business unit had revenue of approximately $371 million for the year ended December 31, 2009 and approximately $183 million for the six months ended June 30, 2010. Our diagnostic products business unit had revenue of approximately $167 million for the year ended December 31, 2009 and approximately $76 million for the six months ended June 30, 2010. Revenue from our pharmaceutical intermediates business unit for the same periods was significantly less in comparison. Transactions for these business units are targeted for the end of 2010.

        We were founded in 1981 and became a Massachusetts corporation in 1991. Our executive offices are located at Genzyme Center, 500 Kendall Street, Cambridge, Massachusetts 02142. Our phone number is (617) 252-7500. Our website address is http://www.genzyme.com. The contents of our website have not been, and shall not be deemed to be, incorporated by reference into this prospectus.

Products and Services

Personalized Genetic Health

        Our Personalized Genetic Health segment derives substantially all of its revenue from the following principal products:

Product	Indication	Status
Cerezyme	Type 1 Gaucher disease; Type 3 Gaucher disease (Cerezyme/European Union only)	Marketed since 1994; marketing approval received in over 60 countries and commercial sales in over 55 countries.
Fabrazyme	Fabry disease	Marketed since 2001; marketing approval received in over 50 countries and commercial sales in approximately 40 countries; several post-marketing commitments on-going in the United States.
Myozyme/Lumizyme	Pompe disease
Myozyme marketed since 2006; marketing approval received in approximately 45 countries and commercial sales in approximately 30 countries; several post-marketing commitments ongoing; Lumizyme marketed since June 2010.
Aldurazyme	Mucopolysaccharidosis I (MPS I)	Marketed since 2003; marketing approval received in over 50 countries and commercial sales in approximately 40 countries; several post-marketing commitments on-going.

Product	Indication	Status
Elaprase	Mucopolysaccharidosis II (MPS II)	Rights to commercialize the product in Japan and other Asia Pacific countries under an agreement with Shire Human Genetic Therapies Inc., or "Shire;" marketing approval received in 7 countries.

        Cerezyme, Fabrazyme, Myozyme, Aldurazyme and Elaprase are each aimed at treating LSDs with patient populations of less than 10,000 worldwide. We market and sell these products directly to physicians, hospitals, treatment centers, pharmacies and government agencies worldwide through a specialized sales force. Sales are also made through distributors or wholesalers. Additional information about these principal Personalized Genetic Health products is set forth below.

        Cerezyme (imiglucerase).    We are marketing Cerezyme as an enzyme replacement therapy for the treatment of Gaucher disease, an LSD that can be life-threatening and that is caused by a deficiency in the enzyme glucocerebrosidase. This deficiency causes fatty deposits to build up in certain organs and bones leading to a wide variety of symptoms, including anemia, spleen and liver enlargement and bone deterioration. In the European Union, Cerezyme is also approved for the treatment of patients who exhibit clinically significant, non-neurological manifestations of the disease (Type 3 Gaucher disease).

        Our results of operations are highly dependent on sales of Cerezyme, although our dependence is lessening as we diversify our product portfolio. Sales of Cerezyme totaled $317.9 million, or 15% of our total revenues for the six months ended June 30, 2010; $793.0 million, or 18% of our total revenues in 2009; $1.2 billion, or 27% of our total revenue in 2008; and $1.1 billion, or 30% of our total revenue in 2007. Cerezyme revenues in 2009 and 2010 reflect limited supply and shipments of product due to the temporary shutdowns of our Allston facility. In June 2009, we interrupted production of Cerezyme at this facility after identifying Vesivirus 2117, a rare virus, in a bioreactor used for Cerezyme production. In March 2010, we experienced a separate interruption in operations resulting from an unexpected city electrical power failure that compounded issues with the facility's water system.

        Fabrazyme (agalsidase beta).    We developed Fabrazyme, a recombinant form of the human enzyme alfa-galactosidase, as a treatment for Fabry disease. Fabry disease is an LSD that is caused by a deficiency of the enzyme alfa-galactosidase A, which leads to the progressive accumulation of lipids within cells of the kidneys, heart and other organs. In early 2008, the European Medicines Agency, or "EMA," granted full marketing authorization for Fabrazyme, making it the first product on the market for Fabry disease to earn this designation in the European Union. Because kidney failure is associated with Fabry disease, Fabrazyme is sold by our existing sales forces for our LSD and renal products.

        Sales of Fabrazyme totaled $92.7 million, or 4% of our total revenue for the six months ended June 30, 2010; $429.7 million, or 10% of our total revenue in 2009; $494.3 million, or 11% of our total revenue in 2008; and $424.3 million, or 11% of our total revenue in 2007. Fabrazyme revenues in 2009 and 2010 reflect limited supply and shipments of product due to the temporary shutdowns of our Allston facility in June 2009 and March 2010. Orphan drug status for Fabrazyme, which provided us with exclusive marketing rights for Fabrazyme in the United States for seven years, expired in April 2010.

        Myozyme/Lumizyme (alglucosidase alfa).    We have marketed Myozyme since 2006 as a therapy for Pompe disease, a progressive, debilitating and often fatal muscle disease resulting from an inherited deficiency of the enzyme alfa-glucosidase. Pompe disease is an LSD that manifests as a broad spectrum of clinical symptoms, with variable rates of progression ranging from rapidly progressive and often fatal within the first year of life to relentlessly progressive resulting in significant morbidity and premature mortality. In 2006, we received approval for Myozyme in Europe and other countries outside the United States manufactured at a 2000 liter bioreactor scale and indicated to treat all patients with

Pompe disease. At that time, we also received FDA approval for Myozyme manufactured at a 160 liter bioreactor scale in the United States, which, because of its limited capacity, was reserved for children and infants in the United States. In February 2009, we received approval for Myozyme in Europe manufactured at the 4000 liter scale. In May 2010, we received marketing approval from the FDA for aglucosidase alfa in the U.S. manufactured at the 4000 liter bioreactor scale, which we refer to as Lumizyme. Lumizyme is indicated for patients 8 years and older with late (non-infantile) onset Pompe disease who do not have evidence of cardiac hypertrophy. Myozyme and Lumizyme specifically target the underlying cause of Pompe disease by replacing the enzyme that is absent or deficient.

        Aldurazyme (laronidase).    In 1998, we formed a joint venture with BioMarin Pharmaceutical Inc., or BioMarin, to develop and market Aldurazyme, a recombinant form of the human enzyme alfa-L-iduronidase, to treat an LSD known as MPS I. MPS I is a progressive, debilitating and often life-threatening disease that encompasses a wide and continuous spectrum of clinical presentations, historically classified as "Hurler," "Hurler-Scheie" and "Scheie" syndromes.

        BioMarin/Genzyme LLC, the joint venture entity, licenses all intellectual property relating to Aldurazyme on a royalty-free basis to BioMarin and us. BioMarin holds the manufacturing rights, and we hold the global marketing rights for Aldurazyme. We pay BioMarin a tiered payment ranging from 39.5% to 50% of worldwide net product sales of Aldurazyme.

        Elaprase (idursulfase).    Elaprase is an enzyme replacement therapy developed by Shire for the treatment of MPS II, also known as Hunter syndrome. Hunter syndrome is a serious progressive genetic disorder, caused by a deficiency or absence of the lysosomal enzyme iduronate-2-sulfatase (I2S), that affects boys almost exclusively. Elaprase treats the underlying cause of Hunter syndrome by replacing the deficient or absent I2S enzyme. We have rights to commercialize the product in Japan and other Asia Pacific countries under an agreement with Shire. We pay Shire a profit sharing payment based on net product sales of Elaprase in our territories.

Renal and Endocrinology

        Our Renal and Endocrinology segment derives substantially all of its revenue from the following principal products:

Product	Indication(s)	Status
Sevelamer products (Renagel and Renvela)	Control of serum phosphorus in patients with chronic kidney disease, or "CKD," on dialysis. In European Union, Renvela also indicated for CKD patients not on dialysis with a serum phosphorous Level 1 ≥1.78 mmol/l	Renagel marketed since 1998 and Renvela since 2007; Renagel marketing approval received in over 60 countries and Renvela marketing approval received in approximately 35 countries; commercial sales of sevelamer products in over 60 countries.
Hectorol	Secondary hyperparathyroidism in patients with stages 3 and 4 CKD and patients with stage 5 CKD	Marketed in the United States since 1999; approved in Argentina, Colombia and Trinidad & Tobago in 2009 with commercial sales in two of those countries.

Product	Indication(s)	Status
Thyrogen	Adjunctive diagnostic agent used in follow-up of patients with well-differentiated thyroid cancer	Marketed for this indication since 1998.
	Adjunctive treatment for ablation or destruction of thyroid remnants in patients who have had thyroid removed for the treatment of well-differentiated thyroid cancer	Marketed for this indication since 2005.

        Additional information about these principal Renal and Endocrinology products is set forth below.

        Renagel (sevelamer hydrochloride)/Renvela (sevelamer carbonate).    Renagel and Renvela are non-absorbed, calcium-free, metal-free phosphate binders for the control of serum phosphorus. Renagel, which is indicated for the treatment of hyperphosphatemia in patients with CKD on dialysis, has been marketed since 1998 and is available in 400mg and 800mg tablets. Renvela is a second generation, buffered form of sevelamer. In March 2008, we launched Renvela for dialysis patients in the United States. In June 2009, the European Commission approved Renvela for the control of serum phosphorous in patients with CKD on dialysis and those not on dialysis with serum phosphorous levels greater or equal to 1.78 mmol/L (5.5mg/dL). Renvela is available as 800mg tablets and as a powder formulation. The powder formulation was approved in the United States and European Union in 2009. In the United States, there are an estimated 393,000 dialysis patients, approximately 90% of whom receive a phosphate binder. There are also an estimated 350,000 dialysis patients in Europe, 65,000 in Brazil, 20,000 in Canada and 260,000 in Japan.

        In October 2007, an FDA advisory committee voted to recommend that the agency extend the indications for phosphate binder use to patients with hyperphosphatemia who have not progressed to dialysis. We have been in discussions with the FDA regarding the treatment of hyperphosphatemic CKD patients not on dialysis. We will continue discussions with the FDA regarding the treatment of hyperphosphatemic CKD patients not on dialysis, however, we cannot provide an anticipated timeframe for a potential label expansion.

        We market our sevelamer therapies in the United States, Europe, Canada, Latin America and Australia directly to nephrologists through a dedicated sales force. In the United States, approximately 85%-90% of our Renagel/Renvela sales are made to three large wholesalers. These wholesalers distribute Renagel/Renvela to retail pharmacies, hospitals and other providers of medication to patients. Chugai Pharmaceutical Co., Ltd. and its partner, Kyowa Hakko Kirin Co., Ltd., have rights to develop and market Renagel in Japan, China and other Pacific Rim countries.

        Our sales of Renagel/Renvela (including sales of bulk sevelamer) totaled $334.7 million, or 16% of our total revenue for the first six months ended June 30, 2010; $706.6 million, or 16% of our total revenue in 2009; $677.7 million, or 15% of our total revenue in 2008; and $602.7 million, or 16% of our total revenue in 2007.

        Hectorol (doxercalciferol).    Hectorol is a vitamin D2 pro-hormone product indicated for the treatment of secondary hyperparathyroidism in patients with stages 3 and 4 CKD (0.5 mcg and 1.0 mcg capsules) and in patients with stage 5 CKD on dialysis (2.5 mcg capsules and injection). Hectorol provides significant parathyroid hormone, or "PTH," reductions with minimal impact on calcium and phosphorus levels. In 2009, we launched a customer-preferred vial container to replace the ampule formulation in the United States. We have also filed marketing applications for Hectorol in Brazil, Chile, Israel and Mexico.

        We market Hectorol in the United States through a direct sales force focused on nephrologists. Approximately 85%-90% of our U.S. Hectorol capsule sales are made to three large wholesalers, who then sell and distribute the product to retail pharmacies, hospitals and other providers of medication to patients. For Hectorol IV, approximately 85%-90% of our sales are made to three primary wholesalers who then sell and distribute the product to dialysis chains and hospitals. In the United States, approximately 70% of end-stage renal disease patients receive vitamin D. We estimate that there are between 2.0 million and 4.7 million individuals in the United States with stages 3, 4 and 5 CKD who have elevated PTH levels, although only a much smaller number of patients are being treated for the condition.

        Thyrogen (thyrotropin alfa for injection).    Thyrogen is an adjunctive diagnostic agent used in the follow-up of patients with well-differentiated thyroid cancer. We developed this product to allow patients to continue taking their thyroid hormone supplements while they are being screened for residual or recurring thyroid cancer. Thyrogen helps patients avoid the morbidities associated with hypothyroidism, thus increasing the likelihood that they will seek follow-up care. This will ultimately increase the likelihood of early detection of any recurrent disease, which can improve the success rate of subsequent treatment.

        We also have approval to market Thyrogen as an adjunctive treatment for ablation or destruction of thyroid remnants in patients who have undergone removal of their thyroid for the treatment of well-differentiated thyroid cancer. This indication complements the diagnostic use of Thyrogen in that it enables use for an additional stage of thyroid cancer management. As in its diagnostic use, Thyrogen allows patients to remain on thyroid hormone therapy while undergoing radioiodine ablation, thus helping prevent the morbidities associated with hypothyroidism.

        There are approximately 65,000 new patients diagnosed with differentiated thyroid cancer annually in the United States and European Union combined, and we believe that Thyrogen has the potential to be used with approximately 70% of these patients. Thyrogen is sold commercially in over 50 countries. Thyrogen is marketed by a dedicated sales force, and sold to hospitals and doctors' offices through distributors in the United States, the European Union, Latin America and Asia Pacific. Sato Pharmaceutical Co., Ltd, has rights to sell and distribute Thyrogen in Japan. We currently are pursuing marketing approvals and expanded indication approvals for Thyrogen in several markets.

        Thyrogen filled and finished at our Allston facility will only be distributed in the United States based on medical necessity, in accordance with FDA criteria. In addition, the consent decree requires us to move our fill/finish operations out of the Allston facility for Thyrogen sold within the United States by November 22, 2010 and for Thyrogen sold outside the United States by August 31, 2011. We are in the process of transferring these operations to Hospira, a third-party contract manufacturer.

Biosurgery

        Our Biosurgery segment derives substantially all of its revenue from the following principal products:

Product	Indication(s)	Status
Synvisc/Synvisc-One	Treatment of pain associated with osteoarthritis of the knee	Synvisc marketed since 1997 in the United States; Synvisc-One marketed in the European Union since 2008 and United States since 2009; Synvisc is approved in over 69 countries and Synvisc-One in approximately 45 countries for this indication..
Synvisc	Treatment of pain associated with osteoarthritis of hip
Approved for this indication in approximately 45 countries, including the European Union. Also approved in the European Union and approximately 10 other countries outside the United States for treatment of pain associated with osteoarthritis of the ankle and shoulder.
Sepra family of products	Prevention of adhesions (internal scar tissue) following various abdominal surgical procedures	Seprafilm marketed since 1996; approved and sold commercially in approximately 25 countries.

        Additional information about these principal Biosurgery products is set forth below.

        Synvisc/Synvisc-One (hylan G-F 20).    Synvisc/Synvisc-One are biomaterial-based products derived from hyaluronan that are used to treat the pain associated with osteoarthritis, or "OA," of the knee. Synvisc is a three-injection OA knee pain therapy that we have marketed since 1997 in the United States. Synvisc-One, our next-generation single-injection product, was approved in the European Union in 2007, in a number of Asian and Latin American countries in 2008 and in the United States in early 2009. An estimated 9 million of the approximately 14 million people in the United States with osteoarthritis of the knee may be candidates for treatment with Synvisc/Synvisc-One, which represents the major market for these products. Synvisc is sold commercially in approximately 40 countries, and Synvisc-One is sold in approximately 20 countries. The products are sold through a direct sales force in the United States and Europe and other larger markets and through distributors in our smaller markets who in turn sell directly to physicians, hospitals and pharmacies.

        We have been investing in research and clinical trials to expand the use of Synvisc/Synvisc-One to additional joints and through next-generation approaches. Synvisc is approved for the treatment of pain associated with osteoarthritis of the hip in approximately 20 countries outside of the United States, including the European Union. In the European Union and an additional 11 countries, Synvisc is also approved for the treatment of pain associated with osteoarthritis of the ankle and shoulder.

        Sepra Products.    The Sepra family of products is produced from biomaterials derived from hyaluronan. We market the Sepra products primarily through a direct sales force in the United States, France and Australia, and primarily through distribution arrangements in the rest of the world. The products are sold to hospitals for use during surgery. Our Sepramesh IP hernia mesh product is manufactured and marketed by Davol, Inc., a subsidiary of C.R. Bard, Inc., under a license agreement.

        Seprafilm, the first marketed product and largest by sales volume of the Sepra family, is the only FDA-approved product clinically proven to reduce the incidence, extent and severity of postsurgical adhesions following abdominal and pelvic surgery. There are approximately 2 million applicable abdominal and pelvic procedures performed annually in the United States, including 1.3 million Caesarean sections, or "C-sections," a largely untapped market. The combined total market for these procedures outside of the United States is approximately equal to the United States market. Sepraspray, a next-generation adhesion barrier, is in clinical development to support launch in Europe and regulatory approvals in the United States and Japan.

Hematology and Oncology

        Our Hematology and Oncology segment derives substantially all its revenue from the following principal products:

Product	Indication(s)	Status
Thymoglobulin	Treatment of acute rejection in renal transplant patients	Approved for this indication in the United States in 1998
	Treatment of renal transplant acute rejection in conjunction with concomitant immunosuppression and for induction in adult renal transplant recipients.	Approved for this indication in Canada in 2003.

Prevention and treatment of graft rejection in solid organ transplants.

Prevention of acute and chronic graft versus host disease, after hematopoietic stem cell transplantation.

Treatment of steroid resistant, acute graft versus host disease.

	Treatment of aplastic anemia.	Approved for these indications in France in 1984 and subsequently many of the approximately 55 other countries (except for United States and Canada) for similarly broader indications.
Clolar	Pediatric patients with relapsed or refractory ALL after at least two prior regimens and no other treatment option expected to result in a durable response	Approved for this indication in the European Union in 2006.
Mozobil
	For use in combination with granulocyte-colony stimulating factor, or "G-CSF," to mobilize hematopoietic stem cells to the peripheral blood for collection and subsequent autologous transplantation in patients with non-Hodgkin's lymphoma, or "NHL," and multiple myeloma, or "MM"	Approved for this indication in the United States in December 2008.

Product	Indication(s)	Status
	For use in combination with G-CSF to enhance mobilization of hematopoietic stem cells to the peripheral blood for collection and subsequent autologous transplantation in patients with lymphoma and MM whose cells mobilize poorly	Approved for this indication in the European Union in July 2009; commercial sales in 8 European countries.
Campath/MabCampath	Treatment of B-cell chronic lymphocytic leukemia, or "B-CLL"	Marketed in the United States since 2001; approved for this indication in the United States since 2007.
Treatment of B-CLL patients for whom fludarabine combination chemotherapy is not appropriate
Marketed in the European Union since 2001; approved for this indication in the European Union in 2007. The product is approved and commercially available for the treatment of B-CLL in approximately 60 countries.
Fludara	Second-line therapy for B-CLL patients who have failed previous treatment with alkylating agents	Marketed for this indication since 1991; approved in over 100 countries.
	First-line therapy for B-CLL	Marketed for this indication since 2003; approved in over 60 countries for this indication excluding the United States.
	Second-line treatment of low-grade NHL	Marketed for this indication since 2000; approved in approximately 30 countries for this indication excluding the United States.
Leukine
	Use following induction chemotherapy in older adults with acute myelogenous leukemia, or "AML," to shorten time to neutrophil recovery and reduce incidence of severe life-threatening infections and infections resulting in death, and four additional indications described below	Approved only in the United States; marketed since 1995.

        Additional information about these principal Hematology and Oncology products is set forth below.

        Thymoglobulin (anti-thymocyte globulin, rabbit).    Thymoglobulin is an immunosuppressive polyclonal antibody that depletes or removes certain types of immune cells responsible for acute organ rejection in transplant patients. We market Thymoglobulin in the United States for the treatment of acute rejection of renal transplants and in Canada for both the prevention and treatment of acute rejection of renal transplants. More kidney transplants are performed in the United States than any other organ transplant, with 17,683 transplants performed in 2009. Of this number of renal transplants, the United Network for Organ Sharing estimates that acute immunosuppressant therapies such as Thymoglobulin were used in greater than 80% of such procedures.

        In the European Union, Thymoglobulin is approved through the national approval process. In France and many other countries, Thymoglobulin has a broader approved label that allows us to market it for a wider variety of approved uses, including the prevention and treatment of rejection in solid organ transplants, the prevention and treatment of graft versus host disease, and the treatment of aplastic anemia, a disease that affects the production of mature, functional blood cells. Thymoglobulin also has a similarly broad label in several countries in Asia Pacific and Latin America. Thymoglobulin is approved and sold commercially in approximately 59 countries. We market and sell Thymoglobulin through a direct sales force or through distributors to transplant centers for use by transplant surgeons, nephrologists, hematologists and oncologists.

        We have conducted phase 2 clinical trials in North America and Europe evaluating the use of Thymoglobulin in the treatment of immune mediated bone marrow failure associated with myelodysplastic syndromes.

        Clolar (clofarabine).    Clolar is a purine nucleoside metabolic inhibitor indicated for the treatment of pediatric patients with relapsed or refractory acute lymphoblastic leukemia after at least two prior regimens. An estimated 700 children worldwide (approximately 300 in the United States) experience a second relapse and require therapy every year. Clolar is marketed under the brand name Clolar in North and South America and as Evoltra elsewhere in the world. Clolar is approved and sold commercially in approximately 30 countries. We market and sell Clolar in the United States primarily through a direct sales force focused on hematologists and oncologists in clinic and hospital settings. Outside the United States, we market the product through direct sales forces but sales are primarily made to wholesalers and other distributors.

        We have completed a randomized, controlled phase 3 trial comparing Clolar in combination with cytarabine to cytarabine plus placebo in relapsed and refractory adult AML patients 55 years old or older, and results from this trial are expected in late 2010. We plan to file in 2011 for regulatory approval based on this data in the United States and European Union, with other countries to follow if approval is obtained in the United States and the European Union. Clolar has been granted orphan drug status for ALL and AML in both the United States and European Union. We are also developing an oral formulation of Clolar and have initiated clinical trials for the treatment of myelodysplastic syndrome, or "MDS."

        Mozobil (plerixafor injection).    Mozobil is approved for use in the United States in combination with G-CSF to mobilize hematopoietic stem cells to the peripheral blood for collection and subsequent autologous transplantation in patients with MM and NHL and in the European Union in patients with lymphoma and MM whose cells mobilize poorly. Mozobil has been granted orphan drug status in the United States and Europe for use to improve the yield of progenitor cells in the apheresis product for subsequent stem cell transplantation following myelosuppressive or myeloablative chemotherapy. We market Mozobil in the United States and European Union primarily through a direct sales force focused on hematologists, oncologists and transplant specialists in clinic and hospital settings. In the United States, sales are made to one distributor who distributes Mozobil to providers of the therapy to patients. In the European Union, sales are made to distributors as well as directly to clinics and hospitals.

        It is estimated that approximately 55,000 hematopoietic stem cell transplants are performed each year globally for MM, NHL, Hodgkin's lymphoma, and other conditions. Of these, approximately 20,000 involve allogeneic stem cell transplants, an indication for which Mozobil is not approved. We have begun early preclinical and clinical investigations to explore additional therapeutic indications for Mozobil, including mobilization of hematopoietic stem cells for allogeneic stem cell transplants and tumor sensitization in oncology/hematology indications such as AML.

        Campath (alemtuzumab).    Campath is a humanized monoclonal antibody indicated as a single agent for the treatment of B-CLL in the United States and indicated for the treatment of patients with B-CLL for whom fludarabine combination therapy is not appropriate in the European Union. We estimate that there are over 13,000 patients in the United States and 16,000 outside of the United States now eligible to receive the product. Campath is approved and sold commercially in approximately 60 countries. Campath is marketed in the United States as Campath and in many countries outside the United States as MabCampath.

        Prior to June 2009, we shared with Bayer certain commercialization rights for Campath for the treatment of B-CLL, and the product was marketed and distributed by Bayer or its affiliates. We received two-thirds of Campath net profit on U.S. sales and a royalty on international sales. At the end of May 2009, we acquired worldwide rights to Campath for the treatment of B-CLL (as well as all other indications, except for solid organ transplant). We market Campath primarily through a dedicated sales force focused on hematologists and oncologists in clinic and hospital settings. In the United States, sales are made to wholesalers who distribute Campath to the providers of the therapy to patients. Outside the United States, sales are also primarily made to wholesalers and other distributors.

        We are exploring Campath's use in a variety of combinations. In December 2009, we announced data from a phase 3 clinical trial comparing Campath in combination with fludarabine to fludarabine alone in patients with relapsed and refractory chronic lymphocytic leukemia, or "CLL." Based on the study's positive preliminary findings, we intend to file for regulatory approvals in the United States and European Union in late 2010 to further broaden the Campath label to include the use of this combination regimen.

        Fludara (fludarabine phosphate).    Fludara is a purine nucleotide analog that inhibits the synthesis of new DNA and thus prevents leukemia cells from multiplying. Fludara has been approved for the treatment of B-CLL and also for low-grade NHL. Fludara is approved in approximately 90 countries. We market an oral formulation of Fludara in the European Union, Latin America and Asia, and the product is marketed by Sanofi-Aventis as Oforta™ in the United States. For the IV formulation, our marketing efforts are primarily focused outside of the United States. Sales are primarily made to wholesalers and other distributors who distribute Fludara to providers of the therapy to patients.

        Leukine (sargramostim).    Leukine is a colony stimulating factor that helps fight infection and disease in appropriate patients by enhancing immune cell function. Leukine is the only growth factor approved in the United States for use following induction chemotherapy in older adults with AML to shorten the time to neutrophil recovery and reduce the incidence of severe and life-threatening infections and infections resulting in death. Leukine also has been approved in the United States for use in four additional indications: myeloid reconstitution following allogeneic and autologous bone marrow transplantation, peripheral blood stem cell, or "PBSC," mobilization and subsequent myeloid reconstitution in patients undergoing PBSC transplantation, and bone marrow transplantation failure or engraftment delay. We market Leukine primarily through a direct sales force focused on hematologists and oncologists in clinic and hospital settings. Sales are made to wholesalers who distribute Leukine to providers of the therapy to patients.

Multiple Sclerosis

        Alemtuzumab is a humanized monoclonal antibody that binds to a specific target on cells that are involved in the pathogenesis of Multiple Sclerosis, or "MS," and directs the body's immune system to destroy those cells. We are developing alemtuzumab for the treatment of Relapsing-Remitting MS, or "RRMS". The National MS Society reports that there are approximately 2.5 million MS patients worldwide. Despite advances in the management of MS, remaining unmet medical need includes therapies with greater efficacy, improved convenience (administration/tolerability) and improved safety for chronic use. We have completed enrollment in two phase 3 clinical trials of alemtuzumab vs. Rebif

(a standard of care therapy) for the treatment of RRMS. We expect to obtain data from these trials in 2011. Long-term follow up data from our Phase 2 study continue to show durable treatment benefit. In 2010 the FDA granted alemtuzumab Fast Track Status for RRMS. Alemtuzumab's dosing and mechanism of action differ fundamentally from current MS treatments. While existing therapies require up to daily injections and, in some cases, chronically suppress the immune system, once-yearly infusions of alemtuzumab appear to selectively eliminate the cells attacking the central nervous system, while allowing the immune system to reconstitute. We are also developing a second-generation molecule with the goal of improving the safety and tolerability of alemtuzumab while maintaining its efficacy profile.

        In May 2009, we acquired from Bayer worldwide rights to commercialize alemtuzumab for the treatment of MS. Prior to this transaction, we shared with Bayer the development of alemtuzumab and Bayer held the rights to commercialize the product for MS. Under our revised arrangement with Bayer, prior to regulatory approval, we have primary responsibility for the product's development while Bayer continues to fund development at the levels specified under the previous agreement and participates in a development steering committee. We have worldwide commercialization rights, with Bayer retaining an option to co-promote alemtuzumab for the treatment of MS.

Competition

        We are engaged in segments of the human healthcare products and services industry that are highly competitive. Our competitors in the United States and elsewhere include major pharmaceutical, biotechnology, diagnostic testing and medical device companies, and generic and biosimilar manufacturers. Some of these competitors may have more extensive research and development, regulatory, manufacturing, production and sales and marketing capabilities. Some competitors may have greater financial resources. These companies may succeed in developing products and services that are more effective or more economical than any that we have or may develop and may also prove to be more successful than we are in manufacturing, marketing and selling products and services. In addition, technological advances or different approaches developed by one or more of our competitors may render our products and services obsolete, less effective or uneconomical. Each of our products and services faces different competitive challenges. A description of the competition faced by our principal products in set forth below.

Personalized Genetic Health

        Cerezyme.    Shire has developed VPRIV, a gene-activated human glucocerebrosidase therapy for the treatment of Gaucher disease, and Protalix Biotherapeutics Ltd., or "Protalix," has developed UPLYSO, a plant-derived human glucocerebrosidase, or "prGCD," therapy. Shire received marketing approval for VPRIV from the FDA in late February 2010 and announced that it will price this therapy less than Cerezyme. Shire also received a positive opinion from the EMA Committee for Human Medicinal Product in June 2010. Shire has announced that it expects its manufacturing plant to be approved for commercial product in late 2011 or early 2012. Protalix submitted its NDA to the FDA in December 2009 and has been granted "fast track" designation with a PDUFA date of February 25, 2011. In December 2009, Protalix and Pfizer entered into an agreement to develop and commercialize UPLYSO. The FDA has granted orphan drug status to both Shire's and Protalix's therapies for the treatment of Gaucher disease. Cerezyme supply constraints resulting from the suspension of production at our Allston facility have created opportunities for our competitors. We are aware that some Gaucher patients have switched to one of our competitors' therapies during the period of supply constraint and there is a risk that they may not switch back to our product.

        Zavesca, a small molecule oral therapy marketed by Teva Pharmaceutical Industries Ltd. in Israel and Actelion Ltd. in the United States, European Union and other markets, is aimed at treating Gaucher disease. Zavesca has been approved for use in patients with mild to moderate Type 1 Gaucher disease for whom enzyme replacement therapy is unsuitable. To date, virtually all Gaucher disease patients who have received enzyme therapy have experienced strong clinical benefits with few side effects, so Zavesca has not had a significant impact on our sales of Cerezyme.

        Other competitors could develop competitive products based on protein replacement therapy, small molecule or gene therapy approaches. Orphan drug status for Cerezyme, which provided us with exclusive marketing rights for Cerezyme in the United States for seven years, expired in 2001.

        Fabrazyme.    Replagal®, Shire's enzyme replacement therapy for Fabry disease, competes with Fabrazyme in the European Union and many other countries outside the United States. In addition, the FDA has also approved a treatment investigational new drug application, or T-IND, for Replagal. In August 2010, Shire reported that it had withdrawn its biologics license application, or "BLA", for Replagal that it had submitted in December 2009 to the FDA, and for which it had been granted "fast track" designation, to consider updating it with additional clinical data. In June 2010, Shire closed enrollment under its T-IND in the United States for Replagal and announced plans to continue to manage emergency requests for the drug from new patients. In April 2010, the EMA advised physicians to consider switching Fabry disease patients from Fabrazyme to Replagal based on its concerns that certain patients were not tolerating reduced dosages of Fabrazyme. We also have encouraged patients to switch to competitors products during the period of supply constraint. These actions may result in additional patients switching to our competitors' therapies. In July 2010, the EMA issued a temporary recommendation to physicians that new Fabry disease patients be treated with Replagal as an alternative to Fabrazyme because of continued supply shortages of Fabrazyme. Amicus Therapeutics, or "Amicus," is conducting in the United States a phase 3 clinical trial of Amigal™, its experimental small molecule pharmacological chaperone treatment for Fabry disease, and has announced that it expects to commence an additional phase 3 clinical trial before the end of 2010 for registration in the European Union. Orphan drug status for Fabrazyme, which provided us with marketing exclusivity for seven years, expired in April 2010. Fabrazyme supply constraints resulting from the suspension of production at our Allston facility have created opportunities for our competitors. We are aware that some Fabry patients have switched to one of our competitors' therapies during the period of supply constraint and there is a risk that they may not switch back to our product.

        Myozyme.    Myozyme has marketing exclusivity in the United States until 2013 and in the European Union until 2016 due to its orphan drug status. Amicus had been developing a small molecule pharmacologic chaperone treatment for Pompe disease but announced in May 2010 that the company has decided not to advance its treatment as a monotherapy and plans instead to focus on development of its treatment in combination with enzyme replacement therapy.

        Aldurazyme.    Aldurazyme had marketing exclusivity in the United States until April 2010 and has it in the European Union until 2013 due to its orphan drug status. There are currently no other biopharmaceutical products on the market to treat MPS I. For some patients, particularly Hurler patients under two years of age, hematopoietic stem cell transplantation may be an appropriate treatment.

        Elaprase.    There are currently no other biopharmaceutical products on the market approved to treat MPS II.

Renal and Endocrinology

        Renagel(sevelamer carbonate)/Renvela (sevelamer hydrochloride).    Sevelamer is the most prescribed phosphate binder in the United States. Phosphate binders are currently the only available therapeutic treatments for hyperphosphatemia, or elevated serum phosphorus levels, in CKD patients on dialysis. In addition to Renagel and Renvela, there are several phosphate binder options available, including PhosLo®, a prescription calcium acetate preparation sold by Fresenius Medical Care, and Fosrenol®, a prescription lanthanum carbonate sold by Shire. Generic formulations of PhosLo manufactured by

Roxane Laboratories, Inc. and Sandoz were launched in the United States in 2008 and 2009. Fosrenol is marketed in the United States, Europe, Canada and Latin America. Other products used as phosphate binders include over-the-counter calcium-based antacids such as TUMS® and metal-based options such as aluminum and magnesium. Our core patents protecting Renagel and Renvela expire in 2014 in the United States and in Europe in 2015. However, our Renagel and Renvela patents are the subjects of Abbreviated New Drug Application, or "ANDA," filings in the United States by generic drug manufacturers as described in more detail in "—Legal Proceedings" below and in the "Risk Factors" section under the heading "Some of our products may face competition from lower cost generic or follow-on products."

        The doses necessary for calcium products to achieve adequate reductions in phosphate absorption can lead to harmful side effects such as hypercalcemia. Evidence suggests that increasing doses of calcium-based binders may lead to cardiac calcification. Aluminum hydroxide, a metal-based treatment option, is more effective at lowering phosphorus, but it is infrequently used because aluminum absorbed from the intestinal tract accumulates in the tissues of patients with chronic kidney failure, causing aluminum-related osteomalacia, anemia and dementia. Lanthanum, the metal-based option marketed by Shire as Fosrenol, is an effective phosphate binder but with limited long-term safety data. Several animal studies suggest lanthanum absorption may lead to harmful toxicities.

        Hectorol.    To manage secondary hyperparathyroidism in CKD patients, clinicians base their treatment decisions on safety, efficacy and cost. For CKD patients who have not advanced to dialysis, clinicians typically use a vitamin D3 or vitamin D2 analog to manage PTH levels. Oral calcitriol, a vitamin D3 analog, is the market leader and is primarily used first line. Roche Pharmaceuticals, a division of F. Hoffman-LaRoche Ltd., or "Roche," markets oral calcitriol (brand name Rocaltrol®) and Teva markets a generic version. The two vitamin D2 analogs used to control secondary hyperparathyroidism are Hectorol (doxercalciferol capsules) and Zemplar® (paricalcitol capsules). Zemplar capsules are marketed and manufactured by Abbott Laboratories, Inc., or "Abbott."

        Most dialysis patients receive injectable vitamin D rather than oral vitamin D to manage secondary hyperparathyroidism. For patients on dialysis, vitamin D2 analogs, such as Hectorol (doxercalciferol injection) and Zemplar (paricalcitol injection) are primarily used. Zemplar injection is marketed by Abbott and is viewed to offer similar efficacy and safety to Hectorol. Intravenous calcitriol, known as Calcijex®, is a Vitamin D3 that is manufactured by Abbott. We understand that Calcijex is rarely used in the dialysis market for management of secondary hyperparathyroidism.

        Since 2004, Amgen, Inc., or "Amgen," has been marketing an oral calcimimetic agent (brand name Sensipar®) for the treatment of secondary hyperparathyroidism in patients with CKD on dialysis. Sensipar is marketed around the world and is typically used in combination with a vitamin D analog and a phosphate binder.

        Thyrogen.    Thyrogen has no approved competitive product in the market. The medical alternative to Thyrogen generally is to withdraw the patient from thyroid hormone replacement therapy, which makes the patient hypothyroid and may cause many of the co-morbidities associated with hypothyroidism.

Biosurgery

        Synvisc/Synvisc-One.    Synvisc/Synvisc-One face competition from other viscosupplementation products in the United States and international markets. These other products compete with Synvisc/Synvisc-One based on price and product performance. Current competition for Synvisc/Synvisc-One includes Supartz®, a product manufactured by Seikagaku Kogyo that is sold in the United States by Smith & Nephew Orthopaedics and in Japan by Kaken Pharmaceutical Co. under the name Artz®; Hyalgan®, produced by Fidia Farmaceutici S.p.A. and marketed in the United States by Sanofi-Aventis; Orthovisc®, produced by Anika Therapeutics, Inc. and marketed in the United States by Johnson &

Johnson and marketed outside the United States through distributors; Euflexxa®, a product manufactured and sold by Ferring Pharmaceuticals in the United States and Europe; and Durolane®, manufactured by Q-Med AB and marketed outside the United States by Smith & Nephew Orthopedics. Additional lower cost local products are also available in markets outside the United States.

        Durolane and Euflexxa are produced by bacterial fermentation, as opposed to Synvisc/Synvisc-One, which are avian-sourced. Production via bacterial fermentation may represent a competitive advantage for these products. In addition, the treatment protocol for Durolane is single-injection, which is approved in the European Union, but not in the United States. We have received approval to market Synvisc-One in the European Union and the United States. We believe that single injection products will have a competitive advantage over multiple injection products. We are aware of various viscosupplementation products on the market or in development, including some that are pursuing single injection delivery, but are unaware of any products that have physical properties of viscosity, elasticity or molecular weight comparable to those of Synvisc/Synvisc-One. Single injection products include: Anika's Monovisc™, which is marketed in the European Union and under PMA review with the FDA; Seikagaku Kogyo's Gel-200, which received a non-approvable letter from the FDA in January 2010; and Durolane, which was not recommended for approval by an FDA advisory panel in the second quarter of 2009. Anika has announced that it expects to receive FDA approval of Monovisc in the second half of 2010. We are also unaware of any products that achieve our duration of efficacy with only three injections or any other single injection products with duration of efficacy comparable to Synvisc-One.

        Sepra Products.    The Sepra products face competition from other adhesion prevention technologies. Another competitive factor affecting the use of Sepra products is the extent to which surgeons continue to treat patients using procedures for which the Sepra products are indicated. For example, Seprafilm adhesion barrier is not indicated for use in laparoscopic procedures, so adoption by surgeons of new laparoscopic procedures has the effect of limiting Seprafilm adhesion barrier adoption.

        Seprafilm does not have significant on-label direct competition in the area of digestive surgery in the United States, but does compete with other products in gynecologic surgery indications. Baxter Healthcare currently markets Adept® Adhesion Reduction Solution, which is a liquid solution approved in the United States for gynecologic laparoscopic adhesiolysis. The labeled indications for Seprafilm and Adept are mutually exclusive, though off-label use of each may result in competition. Gynecare Worldwide, a division of Ethicon, Inc., a Johnson & Johnson company, markets Interceed®, a sheet adhesion barrier similar in intended use to Seprafilm with an indicated use only for open gynecological procedures. In Japan, Seprafilm competes with Interceed. We are aware of additional products that are in clinical development. In Europe and other markets that accept the CE mark, Seprafilm competes with several adhesion prevention products.

Hematology and Oncology

        Thymoglobulin.    Several companies market products used for the prevention and treatment of acute rejection in renal transplant. These products include Novartis AG's Simulect®, Pfizer Inc.'s ATGAM®, Ortho Biotech's Orthoclone OKT®3, and Fresenius Biotech GmbH's ATG-Fresenius S®. Competition in the transplant graft rejection market is largely driven by product efficacy due to the potential for decreased long term survival of transplanted organs as the result of an acute organ rejection episode.

        Clolar.    Since FDA approval in December 2004, Clolar has become the standard of care in its labeled indication for the treatment of pediatric patients ages 1 to 21 years old with relapsed or refractory ALL after at least two prior regimens. Other therapies available for patients in second relapse include cytarabine and mitoxantrone. These agents are available as generics with no significant commercial promotion. Arranon®/Atriana® (nelarabine), marketed by GlaxoSmithKline, or "GSK," is indicated for the treatment of patients with T-cell ALL whose disease has not responded to or has relapsed following treatment with at least two chemotherapy regimens. T-cell ALL is estimated to represent less than 20% of pediatric ALL. There are a limited number of anti-cancer agents in clinical trials for the treatment of relapsed pediatric ALL patients, including epratuzamab, which is being developed by Immunomedics, Inc.

        Mozobil.    The primary competition for Mozobil are existing methodologies for mobilizing stem cells, which include the use of various chemotherapy agents in combination with growth factors and the use of growth factors alone. Mozobil is the first known small molecule indicated in combination with G-CSF to mobilize hematopoietic stem cells to the peripheral blood for collection and subsequent autologous transplantation in patients with NHL and MM. Mozobil offers advantages over existing methodologies because, for certain patients, Mozobil will allow them to mobilize a sufficient number of stem cells to proceed to autologous stem cell transplant, which they may not have been able to achieve with the existing methodologies. For a larger segment of the patient population, in contrast to existing methodologies, Mozobil may decrease the number of apheresis sessions required to collect a sufficient number of stem cells. Accordingly, the predictability of stem cell mobilization associated with the use of Mozobil may result in more efficient use of a transplant center's apheresis machines and staff time. We are aware of other stem cell mobilization agents under preclinical or clinical development.

        Campath.    Campath has become a well-established therapy for the treatment of B-CLL patients since its initial FDA approval in May 2001. Other therapies administered to patients with B-CLL include single agent chemotherapy and combination chemotherapy regimens, some of which contain rituximab, which is marketed as Rituxan® (rituximab) by Biogen Idec, Inc. and Genentech, Inc. in the United States and as MabThera® by Roche outside of the United States. In 2008, Cephalon, Inc. began marketing Treanda® (bendamustine) in the United States, a chemotherapy approved for the treatment of B-CLL. In Europe, bendamustine (Levact®) received a positive opinion from the Committee for Medicinal Products for Human Use, or "CHMP," in early 2010. Launch of Levact, by Mundipharma, is expected in 2010 in select European countries after an EC decision. ArzerraTM (ofatumumab), which is marketed by GSK, is approved in the United States and Europe for the treatment of patients with CLL refractory to fludarabine and alemtuzumab. Other therapies under clinical study for the treatment of B-CLL include lenalidomide, flavopiridol and several next-generation anti-CD 20 antibodies.

        Fludara.    Treatment regimens using Fludara are the standard of care for CLL patients worldwide and commonly used in NHL and relapsed AML patients. The primary competition for both the IV and oral formulations of Fludara are generic versions of IV fludarabine.

        Leukine.    Leukine primarily competes with two colony stimulating growth factors, Neupogen® (filgrastim) and Neulasta® (pegfilgrastim), both of which are marketed by Amgen. Neupogen and Leukine are both short acting and dosed daily, while Neulasta, a pegylated version of Neupogen, is dosed weekly. Neupogen and Neulasta are broadly indicated for chemotherapy induced-neutropenia. Leukine, on the one hand, and Neupogen and Neulasta, on the other hand, have different mechanisms of actions. Neupogen and Neulasta stimulate proliferation and differentiation of neutrophils, a lineage of hematopoietic progenitor cells. Leukine stimulates not only the proliferation and differentiation of neutrophils, but other cell types such as macrophages and dendritic cells.

Multiple Sclerosis

        There are currently six disease modifying therapies approved for the treatment of MS. Worldwide sales of MS therapies exceeded $10 billion in 2009. Future growth is expected to be supported by additional patients entering the market, continued price increases of current therapies and higher cost therapies being approved. Current first line therapies include the interferons beta and glatiramer acetate. These agents are perceived as safe, but modestly effective. Tysabri is currently considered to be the most efficacious agent in MS. However, Tysabri's association with progressive multifocal leukoencephalopathy, "PML," has limited its usage to patients for whom other treatment has failed. Potentially five new competing disease modifying therapies are expected to enter the market by the end of 2012.

Strategic Alliances

        We have entered into strategic alliances with third parties that give us the right to develop, manufacture, market and/or sell products. Our most significant current alliances for investigational therapies are described below. These alliances reduce the risk of incurring all the research and development expenses associated with a product candidate and ultimately not ending up with a revenue-generating product. However, the gross margins on products developed through a strategic alliance are generally lower than the gross margins on un-partnered products because profits from alliance products are shared with our strategic partners.

  Bayer—Development of alemtuzumab for MS.

        The terms of our collaboration with Bayer for the development of alemtuzumab for MS are described above under the heading "Products and Services—Hematology and Oncology". This development effort is included in our Multiple Sclerosis segment.

  Osiris Therapeutics, Inc.

        In October 2008, we entered into a strategic alliance with Osiris Therapeutics, Inc., or "Osiris," whereby we obtained an exclusive license to develop and commercialize Prochymal and Chondrogen, mesenchymal stem cell products, outside of the United States and Canada. Osiris will commercialize Prochymal and Chondrogen in the United States and Canada. We paid Osiris a total of $130.0 million in nonrefundable upfront payments in 2008 and 2009. The results of these programs are primarily included in our immune mediated diseases business unit, which are reported in our "Renal and Endocrinology" segment.

        Osiris will be responsible for completing, at its own expense, all clinical trials of Prochymal for the treatment of Graft-versus-Host Disease, or "GvHD," and Crohn's disease, both of which are in phase 3 trials, and clinical trials of Prochymal and Chondrogen through phase 2 for all other indications. Osiris will be responsible for 60% and we will be responsible for 40% of the clinical trial costs for phase 3 and 4 clinical trials of Prochymal (other than for the treatment of GvHD and Crohn's disease) and Chondrogen. Osiris is eligible to receive:

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  up to $500.0 million in development and regulatory milestone payments for all indications of Prochymal and up to $100.0 million for Chondrogen, unless we elect to opt out of further development of Chondrogen; and

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  up to $250.0 million in sales milestones for all indications of Prochymal and up to $400.0 million in sales milestones for all indications of Chondrogen for the prevention and treatment of conditions of articulating joints.

Osiris is also eligible to receive tiered royalties from us on sales of Prochymal and Chondrogen outside of the United States and Canada. In September 2009, Osiris announced that its two phase 3 trials evaluating Prochymal for the treatment of acute GvHD failed to meet their primary endpoints.

  PTC Therapeutics, Inc.

        In July 2008, we entered into a strategic alliance with PTC Therapeutics, Inc., or "PTC," to develop and commercialize ataluren (formerly known as PTC124), PTC's novel oral therapy in late-stage development for the treatment of nonsense-mutation-mediated Duchenne muscular dystrophy, or "DMD," and nonsense-mutation-mediated cystic fibrosis, or "CF." Under the terms of our license and collaboration agreement, PTC would commercialize ataluren in the United States and Canada, and we would commercialize the treatment in all other countries. We paid PTC a nonrefundable upfront payment of $100.0 million. PTC has completed a phase 2b trial of ataluren in DMD and will conduct a phase 2b trial of ataluren in CF and a proof-of-concept study in hemophilia A and B and in methylmalonic academia. PTC will fund these studies up to a maximum aggregate expense of $100.0 million, which is expected to be reached in mid 2011. Once this maximum is reached, we and PTC will share research and development costs for ataluren equally. In addition, we and PTC will each bear the sales and marketing and other costs associated with the commercialization of ataluren in our respective territories. PTC is eligible to receive up to $337.0 million in milestone payments as follows:

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  up to $165.0 million in development and approval milestones, the majority of which would be paid upon the receipt of approvals obtained outside of the United States and Canada; and

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  up to $172.0 million in sales milestones, commencing if and when annual net sales for ataluren outside of the United States and Canada reach $300.0 million and increasing in increments through revenues of $2.4 billion.

        PTC is also eligible to receive tiered royalties from sales of ataluren outside of the United States and Canada. The results of our ataluren program are included in the results of our Personalized Genetic Health segment.

  Isis Pharmaceuticals, Inc.

        In January 2008, we entered into a strategic alliance with Isis Pharmaceuticals, Inc., or "Isis," whereby we obtained an exclusive, worldwide license to develop and commercialize mipomersen, a lipid-lowering drug targeting apolipoprotein B-100, which is currently being developed for the treatment of familial hypercholesterolemia, or "FH," an inherited disorder that causes exceptionally high levels of LDL-cholesterol. Under our agreements with Isis, we paid Isis a $175.0 million upfront nonrefundable license fee and also paid Isis $150.0 million to purchase five million shares of Isis common stock. Isis will be responsible, at its own expense, for up to $125.0 million for the development of mipomersen. Thereafter, we and Isis will share development costs for mipomersen equally. The initial funding commitment by Isis and shared development funding commitment end when the mipomersen program is profitable. In the event the research and development of mipomersen is terminated prior to Isis completing its funding obligation, we are not entitled to any refund of our $175.0 million upfront payment. Isis is eligible to receive up to $750.0 million in commercial milestone payments and up to $825.0 million in development and regulatory milestone payments.

        We will be responsible for funding sales and marketing expenses until mipomersen revenues are sufficient to cover such costs. Profits on mipomersen initially will be allocated 70% to us and 30% to Isis. The profit ratio would be adjusted on a sliding scale if and as annual revenues for mipomersen ramp up to $2.0 billion, at which point we would share profits equally with Isis. We and Isis reported data in the third quarter of 2010 from two phase 3 studies of mipomersen: one includes patients with severe hypercholesterolemia and the other includes hypercholesterolemic patients at high risk for coronary heart disease. These two studies are expected to be the last of four phase 3 trials that will contribute to the initial United States and European Union regulatory filings for the product, which we expect to make in the first half of 2011, seeking approval for the treatment of patients with the genetic disease homozygous familial hypercholesterolemia. The results of our mipomersen program are included in the results of our Personalized Genetic Health segment.

Manufacturing and Raw Materials

Manufacturing

        Our manufacturing operations consist of bulk manufacturing, formulation, and fill-finish or tableting activities for our products and product candidates for both commercial and clinical purposes. We also use third-party contractor manufactures to produce or assist in the production of certain of our existing products and clinical product candidates. Manufacturing for each of our business segments is described in more detail below.

        Personalized Genetic Health.    The table below indicates the bulk manufacturing and finish operations performed by us, including facility location, and those operations performed by third-party contract manufacturers with respect to our principal Personalized Genetic Health products.

Product	Bulk Manufacturing	Finish Operations
Cerezyme	Genzyme (Allston)	Genzyme (Waterford, Allston)
Fabrazyme	Genzyme (Allston)	Genzyme (Allston)
Myozyme 160L	Genzyme (Framingham—small-scale facility)	Genzyme (Waterford)
Myozyme/Lumizyme 4000L	Genzyme (Geel)	Genzyme (Waterford)
Aldurazyme	BioMarin	Third-party manufacturer
Elaprase	Third-party manufacturer	Third-party manufacturer

        We are in the process of transferring fill/finish operations for Fabrazyme, which we currently perform at our Allston facility, to Hospira, a third-party contract manufacturer. We are required to complete this transfer for Fabrazyme sold in the United States by November 2010 under the FDA consent decree. For more information on the FDA consent decree and our related efforts to transfer fill/finish operations out of the Allston facility, see "—Government Regulation—Other Government Regulation" below.

        Renal and Endocrinology.    The table below indicates the bulk manufacturing and finish operations performed by us, including facility location, and those performed by third-party contract manufacturers with respect to our principal Renal and Endocrinology products.

Product	Bulk Manufacturing	Finish Operations
Renagel (sevelamer hydrochloride)	Genzyme (Haverhill), Third-party manufacturer	Genzyme (Waterford)
Renvela (sevelamer carbonate)	Genzyme (Haverhill), Third-party manufacturer	Genzyme (Waterford)
Hectoral	Third-party manufacturer	Genzyme (Ridgefield)
Thyrogen	Genzyme (Framingham—small scale facility)	Genzyme (Allston)

        We are in the process of transferring fill/finish operations for Thyrogen, which we currently perform at our Allston facility, to Hospira, a third-party contract manufacturer. We are required to complete this transfer for Thyrogen sold in the United States by November 2010 under the FDA consent decree. For more information on the FDA consent decree and our related efforts to transfer fill/finish operations out of the Allston facility, see "—Government Regulation—Other Government Regulation" below.

        Biosurgery.    The table below indicates the bulk manufacturing and finish operations performed by us, including facility location, and those performed by third-party contract manufacturers with respect to our Biosurgery products.

Product	Bulk Manufacturing	Finish Operations
Synvisc/Synvisc-One	Genzyme (Ridgefield)	Genzyme (Ridgefield)
Sepra Products (hyaluronic acid)	Genzyme (Framingham—biomaterials facility)	Genzyme (Framingham—biomaterials facility)

        Hematology and Oncology.    The table below indicates the bulk manufacturing and finish operations performed by us, including facility location, and those performed by third-party contract manufacturers with respect to our Hematology and Oncology products.

Product	Bulk Manufacturing	Finish Operations
Clolar	Third-party manufacturer	Third-party manufacturer
Mozobil	Third-party manufacturer	Third-party manufacturer
Campath/MabCampath	Third-party manufacturer	Third-party manufacturer
Fludara	Third-party manufacturer	Third-party manufacturer
Leukine	Third-party manufacturer	Third-party manufacturer

        In 2009, we received approval from the European Union for bulk manufacturing of Campath at our Geel facility but we have not begun bulk manufacturing operations. We expect to apply for FDA approval of the Geel facility for bulk manufacturing of Campath in 2010.

        Multiple Sclerosis.    Bulk manufacturing for alemtuzumab for MS is performed by a third-party contract manufacturer. In 2009, we received approval from the European Union of our Geel facility for bulk manufacturing of alemtuzumab but we have not begun bulk manufacturing operations. We expect to apply for FDA approval of the Geel facility for bulk manufacturing of alemtuzumab in 2010.

Manufacturing Investments

        Our manufacturing operations require significant capital investments, both for maintenance and regulatory compliance as well as for expanding current facilities and building new facilities. Our key manufacturing projects include:

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  construction of a new manufacturing facility in Framingham, Massachusetts with capacity for bulk manufacturing of Fabrazyme and Cerezyme. The plant will include four 2000L bioreactors. We expect the first engineering runs for Fabrazyme to begin in September 2010 and validation runs to being in the first quarter of 2011. We expect to receive FDA approval for commercial production of Fabrazyme in late 2011;

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  addition of a third 4000L bioreactor at our Geel facility for bulk manufacturing of Myozyme/Lumizyme, which is currently anticipated to be approved in 2011;

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  expanding fill-finish capacity at our Waterford facility, which we expect will increase our current internal filling capacity for our lyophilized products, including Personalize Genetic Health products, by 400%. We currently anticipate approval for the new capacity in 2011; and

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  construction of a new manufacturing facility in Lyon, France for bulk manufacturing of Thymoglobulin, which is expected to be approved in 2011.

Raw Materials

        Some raw materials and components needed for manufacturing our products are provided by third-party suppliers. Most of the principal materials we use in our manufacturing operations are available from more than one source and in quantities adequate to meet our needs. However, in some cases, such materials are specifically cited in our marketing applications with regulatory authorities so that they must be obtained from that specific source unless and until the applicable regulatory authority approves another supplier. In addition, there may be only one available source for a particular chemical or component.

        Also, certain raw materials required for the manufacturing of our products are derived from biological sources, including bovine serum and human serum albumin. Such raw materials are difficult to procure and may be subject to contamination or recall. Although these materials are subject to extensive testing to demonstrate they are contaminate free, there is a risk that a contaminant, such as viruses, may not be detected. Some countries in which we market our products may restrict the use of biologically derived substances in the manufacture of drugs. We have been investigating alternatives to biological sources and alternative manufacturing processes that do not require the use of biologically-sourced raw materials. Implementation of any of these alternatives would require regulatory approval.

Patents, License Agreements and Trademarks

        In general, we pursue a policy of obtaining patent protection both in the United States and in selected countries outside the United States for subject matter we consider patentable and important to our business. Patents owned by us that we consider important to our business include the following:

Personalized Genetic Health

        Cerezyme is protected by U.S. Patent Nos. 5,549,892 which expires on August 27, 2013; 6,451,600 which expires on September 17, 2019; and corresponding international counterparts. Myozyme is protected by U.S. Patent Nos. 6,118,045 which expires on August 18, 2018; 7,351,410 which expires on October 29, 2020 and 7,655,226 which expires on December 16, 2019; and corresponding international counterparts.

Renal and Endocrinology

        Renagel and Renvela are protected by U.S. Patent Nos. 5,667,775 which expires on September 16, 2014; 5,496,545, 6,509,013, 7,014,846 and 7,459,151 which expire on August 11, 2013; and corresponding international counterparts. Renagel is also protected by U.S. Patent No. 6,733,780, which expires on October 18, 2020; and corresponding international counterparts. Renvela is also protected by U.S. Patent No. 6,858,203 which expires on September 20, 2013; and corresponding international counterparts. Hectorol is protected by U.S. Patent Nos. 5,602,116 which expires on February 11, 2014; and corresponding international counterparts. In addition, Hectorol for injection is protected by U.S. Patent No. 7,148,211 which expires September 14, 2023. Thyrogen is protected by U.S. Patent Nos. 5,240,832 and 5,674,711 which expire on August 31, 2010; 5,602,006 which expires on February 11, 2014; 5,658,760, which expires on August 19, 2014; and corresponding international counterparts.

Biosurgery

        Synvisc is protected by U.S. Patent Nos. 5,143,724 which expires on August 8, 2011; 5,399,351 which expires on March 21, 2012; and corresponding international counterparts. Seprafilm is protected by U.S. Patent No. 5,527,893 which expires on June 18, 2013; and corresponding international counterparts.

Hematology and Oncology

        Mozobil is protected by U.S. Patent Nos. 5,583,131 which expires on December 10, 2013; 6,987,102 which expires on July 22, 2023; and corresponding international counterparts.

Licensed Patents

        In addition, a portion of our proprietary position is based upon patents that we have licensed from others either through collaboration or traditional license agreements. These licenses generally are worldwide, exclusive, for a fixed duration and require us to use reasonable or diligent efforts to develop and commercialize the relevant product and to pay on-going royalties on product sales. Our licensed patents that we consider important to our business include the following:

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  Fabrazyme is protected by U.S. Patent No. 5,356,804, which we license from Mount Sinai School of Medicine of the City of New York and which expires on September 27, 2015. We pay a low to mid single digit royalty to Mount Sinai. Unless terminated in all or certain countries by us for convenience or by either party for material breach, the license will expire, on a country by country basis, upon the later of (i) expiration of the last-to-expire relevant patent in such country, or (ii) 10 years from first commercial sale of Fabrazyme in that country.

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  Aldurazyme is protected by numerous U.S. patents licensed from BioMarin and Harbor-UCLA Research and Education Institute ("Harbor-UCLA"), and international counterparts. U.S. Patent Nos. 6,426,208, 7,041,487 and 7,354,576 expire on November 12, 2019. U.S. Patent No. 6,569,661 expires on April 23, 2020. U.S. Patent Nos. 6,585,971 and 6,858,206 expire on July 1, 2020. Under a Manufacturing, Marketing and Sales Agreement with BioMarin, we pay a tiered transfer royalty for the supply of Aldurazyme we receive from BioMarin ranging from approximately 40% to approximately 50% of our net sales of the product. That agreement is perpetual unless terminated by either party for material breach, bankruptcy, convenience (upon one year prior written notice), or in the event of a change of control. On behalf of Biomarin, we pay a high single digit royalty to Harbor-UCLA. Unless license agreements between Harbor-UCLA and BioMarin are terminated by either party for material breach, our royalty obligation will terminate upon the expiration of the last to expire of the relevant patents.

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  Myozyme is protected by U.S. Patent No. 7,056,712, which we license from Synpac Pharmaceuticals (U.K.) Limited ("Synpac"), and which expires on February 26, 2023, and international counterparts We pay a royalty on net sales of Myozyme to Synpac ranging from the mid single digits to mid teens, depending on the existence of patent coverage in a particular country. Unless terminated by either party for material breach, our agreement with Synpac will expire, on a country by country basis, upon the last-to-expire applicable patent in such country, or if no patent has issued in a given country, on March 29, 2016. In connection with an assignment of Duke University's rights in the patents to Synpac, we will continue to pay a low single digit royalty to Duke on net sales of Myozyme until the last to expire of the applicable patents.

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  Thyrogen is protected by U.S. Patent No. 5,840,566, which we license from Sloan-Kettering Institute for Cancer Research ("SKI") and which expires on November 24, 2015. We pay to SKI a low single digit royalty on Thyrogen sold in the United States and Canada, the manufacture or sale of which is covered by an issued patent. Unless terminated by either party for material breach or by us for convenience, our license will terminate upon the later of (i) expiration of the patent or (ii) expiration of our royalty obligation.

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  Clolar is protected by U.S. Patent No. 5,661,136, which expires January 14, 2018, and international counterparts. We license Clolar from Southern Research Institute ("SRI") under three separate license agreements. We pay to SRI mid single digit to low double digit royalties on our net sales of Clolar worldwide, except in Asia. The royalty rate on our net sales of the product in Asia ranges from 10-20%, but our sales are made only on a "named patient basis." Unless terminated by us for convenience, by SRI in the event of our bankruptcy, or by either party for a material breach or other cause, our royalty obligations continue on a country by country basis outside the United States, Canada and Asia until the later of (i) 10 years after first commercial sale of Clolar in such country, or (ii) the last to expire of the relevant patents Within the United States and Canada our royalty obligation continues until the later of the last to expire (i) of the relevant patents or (ii) regulatory exclusivity. Our license in Asia and the associated royalty obligations will continue unless terminated by us for convenience or by either party for material breach or other cause.

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  Campath is protected by U.S. Patent Nos. 5,846,534 and 6,569,430, which are licensed from British Technology General and expire on December 8, 2015, and international counterparts. We pay a high single digit royalty to BTG on net sales of Campath until 2017. Unless terminated by us for convenience, by BTG in the event of our bankruptcy or in the event we fail to achieve a certain percentage of forecasted sales, or by either party for material breach, the license for these patents will convert to a fully paid license upon expiration of our obligation to pay royalties in 2017.

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  Fludara (oral formulation) is protected by U.S. Patent Nos. 7,547,776 and 7,148,207, which are licensed from Alcafleu Management GmbH & Co. KG ("Alcafleu"), an affiliate of Bayer, and expire December 10, 2018 and December 20, 2022, respectively, and international counterparts. Our agreements with Bayer/Alcafleu are perpetual unless the Alcafleu license is terminated by Bayer for a material breach.

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  Leukine is protected by U.S. Patent Nos. 5,393,870 and 5,229,496, which are licensed from Alcafleu and expire on July 20, 2010. Leukine is also protected by U.S. Patent No. 5,391,485, which is licensed from Alcafleu and expires on February 21, 2012. Our agreements with Bayer/Alcafleu are perpetual unless the Alcafleu license is terminated by Bayer for material breach.

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  Alemtuzumab for MS is protected by U.S. Patent Nos. 5,846,534 and 6,569,430, which are licensed from British Technology General and expire on December 8, 2015, and international counterparts. We pay a high single digit royalty to BTG on net sales of alemtuzumab for MS until 2017. Unless terminated by us for convenience, by BTG in the event of our bankruptcy or in the event we fail to achieve a certain percentage of forecasted sales, or by either party for material breach, the license for these patents will convert to a fully paid license upon expiration of our obligation to pay royalties in 2017. Alemtuzumab for MS is also protected by U.S. Patent No. 6,120,766, which is licensed from BTG and expires on September 19, 2017, and international counterparts that expire in December 2012.

    Unless otherwise stated, generally patents issued in the United States are effective for:

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  the longer of 17 years from the date of issue or 20 years from the earliest effective filing date of the corresponding patent application if filed prior to June 8, 1995; and

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  20 years from the earliest filing date for patent applications filed on or after June 8, 1995.

        In some cases, the patent term can be extended to recapture a portion of the term lost during FDA regulatory review. The duration of foreign patents varies in accordance with local law.

        We also rely on trade secrets, proprietary know-how and continuing technological innovation to develop and maintain a competitive position in our product areas. We generally require our employees, consultants and collaborators who have access to our proprietary information to sign confidentiality agreements.

        Our patent position and proprietary technology are subject to certain risks and uncertainties. We reference information about these risks and uncertainties in the section entitled "Risk Factors," in this prospectus.

        Our products and services are sold around the world under brand-name trademarks and servicemarks. Trademark protection continues in some countries as long as the mark is used; in other countries, as long as it's registered. Registrations generally are for fixed, but renewable, terms.

        We consider our registered trademarks Genzyme®, Cerezyme®, Ceredase®, Fabrazyme®, Thyrogen®, Myozyme®, Renagel®, Renvela®, Hectorol®, Thymoglobulin®, Campath®, Clolar®, Mozobil®, Synvisc®, Synvisc-One®, Carticel®, MACI®, Sepra®, Seprafilm®, Sepragel®, Seprapack®, Sepramesh®, Sepraspray®, Lipobridge® Captique®, Epicel®, OSOM®, N-geneous®, Direct LDL®, GlyPro®, InSight®, and AFP4®; together with our trademarks, Lumizyme™, MabCampath™, Evoltra™, Jonexa™, Lymphoglobuline™, Cholestagel™; BioMarin/Genzyme LLC's registered trademark Aldurazyme®; Shire's registered trademark Elaprase®; and Alcafleu's registered trademarks Fludara® and Leukine®, in the aggregate, to be of material importance to our business.

Government Regulation

        Regulation by governmental authorities in the United States and other countries is a significant factor in the development, manufacture, commercialization, pricing and reimbursement of our products and services.

FDA Approval

        Most of our products and services require approval from the FDA and corresponding agencies in other countries before they can be marketed. In the United States, we market products that the FDA classifies as either "drugs," "biologics" or "devices." The activities required before drugs or biologics may be marketed in the United States include:

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  preclinical laboratory tests, in vitro and in vivo preclinical studies and formulation and stability studies;

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  the submission to the FDA of an application for human clinical testing, which is known as an IND application;

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  adequate and well controlled human clinical trials to demonstrate the safety and effectiveness of the drug or biologic;

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  the submission of a NDA for a drug or a BLA for a biologic; and

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  the approval by the FDA of the NDA or BLA.

        The FDA reviews all available data relating to safety, efficacy and quality and assesses the risk/benefit of a product before granting approval. The data assessed by the FDA in reviewing a BLA or NDA includes animal or pre-clinical testing data, chemistry and manufacturing controls data and clinical safety and efficacy data.

        The FDA may grant accelerated approval for drugs and biologics on the basis of a surrogate endpoint reasonably likely to predict clinical benefit. In such cases, we are required to conduct post-approval clinical studies to confirm the clinical benefit of the surrogate endpoint that was the basis of the accelerated approval. These clinical studies require the collection of additional data before full approval will be given and can often be long-term commitments. Although the FDA has not historically invoked its authority to withdraw an accelerated approval, it may do so. We currently have a number of products approved under the accelerated approval mechanism.

        Products that are classified as devices also require some form of FDA approval prior to marketing. Devices are classified as Class I, II or III, depending upon FDA requirements to assure their safety and effectiveness. In general, Class I and Class II devices are devices whose safety and effectiveness can reasonably be assured through general or specific controls, respectively. Class III devices are life sustaining or life supporting, or are of substantial importance in preventing impairment to health or pose an unreasonable risk of adverse effect. They are implantable devices or new devices which have been found not to be substantially equivalent to legally marketed devices. The steps required for approval of a Class III device include:

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  preclinical laboratory tests and in vitro and in vivo preclinical studies;

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  the submission to the FDA and approval of an Investigational Device Exemption, or "IDE," application to allow initiation of clinical testing;

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  human clinical studies to prove safety and effectiveness of the device;

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  the submission of a Pre-Marketing Approval application, or "PMA;" and

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  the approval by the FDA of the PMA.

        Typically, clinical testing of devices involves initial testing to evaluate safety and feasibility and expanded trials to collect sufficient data to prove safety and effectiveness. In addition, the procedures and the facilities used to manufacture the device are subject to review and approval by the FDA.

        A device (other than a Class III device) that is proven to be substantially equivalent to a device marketed prior to May 28, 1976, when government regulations for devices were first introduced, can be marketed after clearance of a 510(k) application rather than the filing of an IDE application and a PMA. The 510(k) application must contain a description of the device, its methods of manufacture and quality control procedures and the results of testing to demonstrate that the device is substantially equivalent to the device already marketed.

        The time and expense required to perform the clinical testing necessary to obtain FDA approval for regulated products can frequently exceed the time and expense of the research and development initially required to create the product. Even after initial FDA approval has been obtained, we could very likely be required to conduct further studies to provide additional data on safety or efficacy or, should we desire, to gain approval for the use of a product as a treatment for additional clinical indications. In addition, use of these products during testing and after marketing approval has been obtained could reveal side effects which, if serious, could limit uses, require a Risk Evaluation & Mitigation Strategy, or "REMS," or in the most serious cases, result in a market withdrawal of the product or expose us to product liability claims. We are also subject to monetary penalties if we do not meet the timelines agreed to with the FDA for any post-approval requirements.

Approval Outside of the United States

        For marketing outside the United States, we are subject to foreign regulatory requirements governing human clinical testing and marketing approval for our products. These requirements vary by jurisdiction, differ from those in the United States and may require us to perform additional pre-clinical or clinical testing regardless of whether FDA approval has been obtained. The amount of time required to obtain necessary approvals may be longer or shorter than that required for FDA approval. In many countries outside of the United States, coverage, pricing and reimbursement approvals are also required.

        Our initial focus for obtaining marketing approval outside the United States is typically the European Union. European Union regulations and directives generally classify health care products either as medicinal products, medical devices or in vitro diagnostics. For medicinal products, marketing approval may be sought using one of three main procedures: the centralized procedure of the EMA, the decentralized/mutual recognition procedure or the national procedure (approval by one country only).

        Under the centralized procedure, which is mandatory for biotechnology derived products, orphan designated products and products for specific therapeutic areas, applications are submitted to the EMA for an authorization which is valid for the European Community. The EMA ensures a thorough evaluation of the application by the CHMP, which draws from its scientific resources across Europe. If the drug product is proven to fulfill the requirements for quality, safety and efficacy, CHMP adopts a positive opinion that is transmitted to the European Commission for the marketing authorization to be granted.

        Under the decentralized/mutual recognition procedure, a company selects a single EU member state to review its marketing authorization, and if approved, submits the authorization to other member states. The mutual recognition/decentralized procedure allows a company to receive national marketing authorizations through a coordinated process with EU member states. In the national procedure, the application is submitted simultaneously in selected or all member states. After a marketing authorization has been granted, a company must submit periodic safety reports to the EMA (for the centralized procedure) or to the national health authorities (for the decentralized/mutual recognition and national procedures). These marketing authorizations must be renewed after each five year period. Since the EU does not have jurisdiction over reimbursement or pricing matters in its member states, it is necessary to deal with individual countries on such matters.

        In July 2007, the European Commission's Regulation on Penalties entered into force. This regulation enables the European Commission to impose sanctions on companies for non-completion of post-marketing commitments. These range from a fine of 10% of global revenue to removal of the product from the market.

        European Union regulations for products classified as medical devices have been implemented. Devices, such as our Sepra products, must receive marketing approval through a centralized procedure in which the device receives a CE Mark allowing distribution to all member states of the European Union. The CE Mark certification requires us to receive International Standards Organization certification for each facility involved in the manufacture or distribution of the device. This certification comes only after the development of an all inclusive quality system, which is reviewed for compliance to International Quality Standards by a licensed "Notified Body" working within the European Union. After certification is received, a product dossier is reviewed that attests to the product's compliance with European Union directive 93/42 EEC for medical devices. Only after this point is a CE Mark granted.

Other Government Regulation

        Good Manufacturing Practices.    The FDA, the EMA and other regulatory agencies regulate and inspect equipment, facilities and processes used in the manufacture of pharmaceutical and biologic products prior to approving a product. If, after receiving approval from regulatory agencies, a company makes a material change in manufacturing equipment, location or process, additional regulatory review and approval may be required. All facilities and manufacturing techniques used for the manufacture of Genzyme's products must comply with applicable regulations governing the production of pharmaceutical products known as Good Manufacturing Practices, or "GMP."

        The FDA, the EMA and other regulatory agencies also conduct regular, periodic visits to re-inspect equipment, facilities and processes following initial approval of a product. If, as a result of these inspections, it is determined that our equipment, facilities or processes do not comply with applicable regulations and conditions of product approval, regulatory agencies may issue warning or similar letters or may seek civil, criminal, or administrative sanctions against us.

        Orphan Drug Act.    The Orphan Drug Act provides incentives to manufacturers to develop and market drugs for rare diseases and conditions affecting fewer than 200,000 persons in the United States at the time of application for orphan drug designation. The first developer to receive FDA marketing approval for an orphan drug is entitled to a seven year exclusive marketing period in the United States for that product. However, a drug that the FDA considers to be clinically superior to, or different from, another approved orphan drug, even though for the same indication, may also obtain approval in the United States during the seven year exclusive marketing period. In addition, holders of exclusivity for orphan drugs are expected to assure the availability of sufficient quantities of their orphan drugs to meet the needs of patients. Failure to do so could result in the withdrawal of marketing exclusivity for the drug.

        Legislation similar to the Orphan Drug Act has been enacted in other countries outside the United States, including the European Union. The orphan legislation in the European Union is available for therapies addressing chronic debilitating or life-threatening conditions that affect five or fewer out of 10,000 persons or are financially not viable to develop. The market exclusivity period is for ten years, although that period can be reduced to six years if, at the end of the fifth year, available evidence establishes that the product is sufficiently profitable not to justify maintenance of market exclusivity. The market exclusivity may be extended to twelve years if sponsors complete a pediatric investigation plan agreed upon with the relevant committee of the EMA.

        Regulation of Genetic Testing Services and Diagnostic Products.    Our genetic testing services are subject to various federal and state laws and regulations, which among other things, require that our clinical laboratories be licensed and comply with various operational, personnel and quality requirements intended to ensure that their clinical laboratory testing services are accurate, reliable and timely.

        In September 2007, the FDA issued a final guidance regarding the manufacturing of Analyte Specific Reagents, or "ASR," for use in laboratory developed tests. The guidance clearly defined requirements for quality systems, labeling, registering and marketing of ASRs. Increased FDA enforcement regarding the manufacturing and sale of ASR reagents and increased enforcement regarding the sale of Research Use Only, or "RUO," and Investigational Use Only, or "IUO," reagents and instruments for clinical diagnostic purposes could potentially lead to significant increased costs for manufacturing, and possible supply interruptions as suppliers attempt to comply with these newly defined requirements. Collectively, these activities may impact the ability for a clinical laboratory to introduce new tests or new technologies.

        With respect to our diagnostic products, the FDA has regulatory responsibility over instruments, test kits, reagents and other devices used to perform diagnostic testing by clinical laboratories. Like other medical devices, in vitro diagnostic, or "IVD," products are divided into three classes according to the level of regulatory control needed to assure safety and effectiveness. Genzyme's current IVD products are either Class I or Class II, and are either exempt from pre-market notification or require a 510(k) submission.

        Clinical Trial Registries and Results Databases.    Since 2005, the company has posted information about ongoing and completed clinical trials on its own website and other widely accessible sites, including the NIH-sponsored http://www.clinicaltrials.gov. In 2007, changes in both federal and state laws expanded the scope of trials requiring registration and public disclosure, increased the amount of information required to be included with the registration, and established new requirements for disclosing the results of completed trials. The 2007 legislation (Food and Drug Administration Amendment Act of 2007, or "the FDAAA of 2007") triggered a revision of our internal procedures to ensure compliance with the expanded requirements.

        Specifically, the federal legislation requires disclosure of ongoing applicable clinical trials (including, for the first time, specified device trials as well as drug trials) in http://www.clinicaltrials.gov within 21 days of first patient enrolled and of all pediatric post market device surveillance studies. In addition, beginning September 2008, the existing clinical trials registry was expanded to include a clinical trials results database. Full expansion is to be completed by September 2010. Results of completed applicable clinical trials must be disclosed in the results database within 1 year of trial completion, unless an extension is granted for pending regulatory action. The company will continue to reassess its policies to seek to ensure that all applicable trials are registered and results disclosed. Failure to meet the requirements could result in penalties including civil monetary penalties.

        Pediatric Regulation.    The FDAAA of 2007 reauthorized the Best Pharmaceuticals for Children Act, or "BPCA," and the Pediatric Research Equity Act, or "PREA." BPCA continues to offer manufacturers a 6-month market exclusivity incentive to conduct pediatric clinical studies at the request of the FDA. PREA requires manufacturers to file pediatric assessments, which may include actual pediatric data, a deferral of the pediatric obligation, or a waiver of the pediatric requirement, at the time of filing for all new drug and biologic submissions, as well as for certain supplemental applications. Pursuant to PREA, the FDA has the authority to require sponsors to conduct pediatric research as a contingency of the approval of an application or supplement or as a post-approval commitment. Under both BPCA and PREA, the FDA has the authority to mandate a pediatric label change subsequent to the filing of pediatric clinical data as well as publicly disseminate FDA reviews of pediatric clinical study data. The FDA's increased oversight and authority regarding pediatric studies and subsequent labeling changes may result in regulatory delays and additional development costs for Genzyme.

        In 2007, the EU Regulation on Medicines for Pediatric Use became effective. This regulation introduced new obligations on pharmaceutical companies to conduct research on their medicines in children, and subject to various conditions, offers the possibility of incentives for doing so, including exclusivity extensions.

        Other Laws and Regulations.    Our operations are or may be subject to various federal, state and local laws, regulations and recommendations relating to the marketing of products and relationships with treating physicians, data protection, safe working conditions, laboratory and manufacturing practices, the export of products to certain countries, and the purchase, storage, movement, use and disposal of hazardous or potentially hazardous substances used in connection with our research work and manufacturing operations, including radioactive compounds and infectious disease agents. Although we believe that our safety procedures comply with the standards prescribed by federal, state and local regulations, the risk of contamination, injury or other accidental harm cannot be eliminated completely. In the event of an accident, we could be held liable for any damages that result and any liabilities could exceed our resources. We are also subject to a variety of federal, state and local environmental protection measures. Our efforts to comply with these regulations did not during 2009, and are not expected during 2010, to have a material effect upon our capital expenditures, cash flows, earnings or competitive position.

Sales and Marketing

        We are subject to various federal and state laws pertaining to health care "fraud and abuse," including anti-kickback and false claims statutes. Anti-kickback laws make it illegal for a prescription drug manufacturer to solicit, offer, receive, or pay any remuneration in exchange for, or to induce, the referral of business, including the purchase or prescription of a particular drug. The federal government has published regulations that identify "safe harbors" or exemptions for certain payment arrangements that do not violate the federal anti-kickback statute. Genzyme seeks to comply with the safe harbors where possible. Due to the breadth of the statutory provisions, and the lack of guidance in the form of regulations or court decisions addressing some industry activities, it is possible that our practices might be challenged under anti-kickback or related laws. False claims laws prohibit anyone from knowingly and willingly presenting, or causing to be presented for payment to third-party payors, including

Medicare and Medicaid, claims for reimbursed drugs or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. Promotion of drugs for uses outside their labeled indications, so called "off-label" promotion, recently has led to several financially significant settlement agreements by companies under the False Claims Act.

        Our activities relating to the sale and marketing of, and price reporting for, our products are subject to scrutiny under these fraud and abuse laws. Violations of these laws may result in criminal and/or civil sanctions, including fines and civil monetary penalties, as well as possible exclusion from federal health care programs, including Medicare and Medicaid. Federal and state authorities are paying increased attention to the pharmaceutical, biotechnology and medical device industries in enforcement of these laws, and we have been named in several legal proceedings alleging violations. We are subject to similar fraud and abuse laws outside the United States.

        Legislation and regulations have been enacted by, or are pending in, various states to regulate sales and marketing practices of pharmaceutical, biotechnology and medical device manufacturers. These initiatives generally involve limitations or prohibitions on, and reporting to state agencies of, financial interactions between manufacturers and health care professionals and institutions. Similar initiatives have been introduced in Congress and provisions relating to public disclosure of gifts or other marketing-related transfers of value may be included in health reform legislation currently pending final congressional action. We have dedicated resources that monitor these developments and work to comply appropriately with them. We are subject to similar regulations outside of the United States.

        Laws and regulations have been promulgated at federal and state levels in the United States and in foreign countries intended to combat counterfeit drug products or, in some foreign jurisdictions, to facilitate foreign country- specific pharmaceutical reimbursement programs. We seek to comply with those federal, state and foreign "pedigree" or similar laws or rules to the extent currently in effect. We have allocated resources to develop interoperable electronic systems to seek to comply with forthcoming product serialization and track and trace requirements.

Pricing and Reimbursement

        Sales of our products and services depends, in part, on the availability and extent of reimbursement from third party payors, including governments and private insurance plans. Governments may regulate access to, prices of or reimbursement levels for our products to control costs or to affect levels of use of our products, and private insurers may be influenced by government reimbursement methodologies. Efforts by third party payors to reduce costs could decrease revenue from sales of our products and services.

Aspects of the U.S. System

        We participate in the Medicaid rebate program. Under the Medicaid rebate program, we pay a quarterly rebate for each unit of drug product that is reimbursed by Medicaid. The amount of the rebate for each product is set by law as a minimum 15.1% of the average manufacturer price, or "AMP," of that product, or if it is greater, the difference between AMP and the best price, or "BP," available from Genzyme to any customer. The rebate amount also includes an inflation adjustment if AMP increases greater than inflation. The inflation adjustment can cause the rebate amount to be significantly higher than the minimum 15.1% rebate mentioned above, particularly following our periodic price increases. The rebate amount is recomputed each quarter based on our reports of our current AMP and best price for each of our products. In addition, we are required to report AMP on a monthly basis. Computations are based on complex rules issued by the Medicaid program informally in the past and formalized in 2007 by regulations that went into effect October 2007.

        We have policies and procedures in place that we update as Medicaid guidance changes and we have updated our policies and procedures to be consistent with the 2007 regulations. We follow those policies and procedures when calculating our AMPs and BPs. The terms of our participation in the Medicaid program impose an obligation to correct the prices reported in previous months and quarters, if necessary. Any such corrections could result in an overage or underage in our rebate liability for past quarters, depending on the nature of the correction. In addition to retroactive rebates (and interest, if any), if we were found to have knowingly submitted false information to the government, in addition to other penalties available to the government, the statute provides for civil monetary penalties for each claim containing false information. In addition, Congress could increase the minimum discount of 15.1% or increase the number of Medicaid-eligible individuals, thereby increasing our discounts to the Medicaid program and to other entities that receive discounts comparable to the Medicaid rebate. The health reform legislation currently pending final congressional action includes an increase in both the rebate and the number of eligible individuals.

        Participation in the Medicaid rebate program requires us to extend comparable discounts under the Public Health Service, or "PHS," pharmaceutical pricing program. The PHS pricing program extends discounts to community health clinics and other entities that receive health services grants from the PHS, as well as the many hospitals that serve a disproportionate share of financially needy patients. Failure to extend mandated discounted pricing to eligible providers would expose us to retroactive pricing corrections and penalties. Congress could increase the number of entities that receive discounts under the PHS program in the future thereby increasing the amounts of discounts required by federal law.

        Medicare Part B covers drugs that are administered by physicians to Medicare patients, including our injected and infused drugs. Currently, Medicare reimburses physicians who purchase our Part B covered drugs an amount equal to the drug's average sales price, or "ASP," plus 6% and hospitals that use our Part B drugs in the outpatient setting an amount equal to ASP+4%. Medicare has issued regulations and other guidance on how manufacturers are to calculate ASP. We have policies and procedures in place that are consistent with the Medicare rules and we calculate ASPs every quarter in accordance with those policies and procedures. Medicare uses our calculated ASPs to set reimbursement. If we were to miscalculate ASP, then Medicare reimbursement also would be incorrect and we would be exposed to potential penalties such as those described in the Medicaid rebate program description above.

        Part D of the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or Medicare Part D, provides coverage to enrolled Medicare patients for self-administered drugs such as pills, tablets and creams, that do not need to be injected or infused by a physician. These include our products Renvela, Renagel and oral Hectorol. However, Medicare Part D is administered by private prescription drug plans approved by the U.S. government and each drug plan establishes its own Medicare Part D formulary for prescription drug coverage and pricing, which the drug plan may modify from time-to-time. Vendors solicit discounted pricing from manufacturers and commonly condition formulary placement on the availability of manufacturer discounts. Renagel/Renvela and Hectorol currently are well-positioned on the majority of formularies of nation-wide prescription drug plans participating in the Medicare Part D program as well as many of the large regional plans. The U.S. Congress could significantly change the Medicare Part D program in the future, including requiring the federal government to negotiate discounts for our drugs or matching mandatory discounts to those required in other federal programs.

        We also are required to offer discounted pricing to federal agencies via the Federal Supply Schedule, or "FSS." FSS pricing is negotiated periodically with the Department of Veterans Affairs, or "VA." Although FSS pricing is negotiated, it is intended to not exceed the price that we charge our most-favored non-federal customer for the drug. The minimum discount is statutorily set at approximately 24%. However, an inflation penalty applies and can cause the discount to increase significantly, particularly following our periodic price increases. The VA has issued complex regulations and other guidance on how manufacturers are to calculate annual increases in the FSS prices. We have policies and procedures in place that are consistent with these complex VA rules and we calculate FSS prices every quarter in accordance with those policies and procedures. If we were to miscalculate FSS prices, then federal agencies would pay incorrect amounts for our drugs and we would be exposed to potential penalties, including ineligibility of our drugs for reimbursement by federal agencies, state Medicaid programs and the PHS, and possibly false claims liability.

        The TriCare retail program provides reimbursement for military personnel and their dependents when they purchase drugs from retail pharmacies instead of at military pharmacies. Prior to January 28, 2008, the Department of Defense was eligible for FSS pricing only on drugs dispensed by their military pharmacies and not on drugs dispensed by retail pharmacies. On January 28, 2008, federal legislation became effective that extended FSS pricing to the TriCare retail program. The Department of Defense subsequently issued regulations that have been the subject of litigation. During the pendency of the litigation, we, like many manufacturers, entered into a rebate agreement with the Department of Defense that extends FSS pricing to the TriCare program effective June 26, 2009. The TriCare retail program generally affects only our oral products because our injectable products would rarely, if ever, be purchased by patients at a retail pharmacy.

  Reimbursement Outside of the United States

        Outside the United States our products are paid for by a variety of payors, with governments being the primary source of payment. In many countries the government closely regulates drug pricing and reimbursement and often has significant discretion in determining whether a product will be reimbursed at all and, if it is, how much will be paid. Negotiating prices with governmental authorities can delay patient access to and commercialization of our products. Payors in many countries use a variety of cost-containment measures that can include referencing prices in other countries and using those reference prices to set their own price, mandatory price cuts and rebates. This international patchwork of price regulation has led to different prices across countries and some cross-border trade in our products from markets with lower prices.

Employees

        As of July 27, 2010, we, together with all of our consolidated subsidiaries, had approximately 12,716 employees worldwide.

Research and Development Costs

        Our research and development costs were $865.3 million in 2009, $1.3 billion in 2008, and $737.7 million in 2007. These costs consist of the cost of our own independent research and development efforts and the costs associated with collaborative research and development and in-licensing arrangements. Research and development costs, including upfront fees and milestones paid to collaboration partners, are expensed as incurred if the underlying products have not received regulatory approval and have no future alternative use.

Financial Information about Segments and Geographic Areas

        We have provided the information required by Items 101(b) and 101(d) of Regulation S-K under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations" below and in Note Q., "Segment Information," to our consolidated financial statements starting on page F-1 of this prospectus. We are incorporating that information into this section by reference.

Available Information

        You may obtain a free copy of our Form 10-K, our Form 10-Q and Form 8-K, and amendments to those reports, as soon as reasonably practicable after we file them with the SEC, on our website at http://www.genzyme.com or by contacting our Investor Relations department at (617) 252-7570. The reference to our website is not intended to, and does not, incorporate information on our website into this prospectus.

Properties

        Our operations are conducted in owned and leased facilities located throughout the world. We lease all of our facilities except for certain facilities in:

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  Geel, Belgium (land subject to 99 year leasehold); we have recently entered into an agreement for an adjacent property which, if approved by local officials in September, will give Genzyme expansion space at the site.

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  Haverhill, Maidstone and West Malling, England; in April we concluded the purchase of 8.9 acres across the street from our Haverhill site.

  •
  San Diego, California; Allston (land subject to 65 year leasehold), Framingham and Waltham, Massachusetts; Ridgefield, New Jersey; and Santa Fe, New Mexico in the United States;

  •
  Waterford, Ireland (land subject to 999 year leasehold); and

  •
  Lyon, France.

        Leases for our facilities contain typical commercial lease provisions, including renewal options (whenever possible), rent escalators and tenant responsibility for building operating expenses.

        Our administrative activities are concentrated at facilities we have leased in: Cambridge and Framingham, Massachusetts and San Antonio, Texas in the United States; Naarden and Almere, The Netherlands; Tokyo, Japan; and Rio de Janeiro, Brazil. Our sales and marketing activities are principally located in Cambridge, Massachusetts and in sales offices located in major cities throughout the world. We conduct our product research and development activities primarily at our laboratory facilities in Framingham and Waltham, Massachusetts; San Antonio, Texas; and San Diego, California in the United States, and at our Cambridge, England facility. In addition, our genetics testing business has nine laboratories located in the United States.

        Our principal manufacturing facilities are used for the large-scale production of therapeutic proteins and enzymes, including Cerezyme, Fabrazyme, Myozyme and Thyrogen; renal products, including Renagel/Renvela and Hectorol; immunosuppressive agents, including Thymoglobulin; our oncology product Campath; biomaterials, including Synvisc/Synvisc-One and the Sepra family of anti-adhesion products; bulk hyaluronic acid; and human-cell processing services, including Carticel, Matrix-induced Autologous Chondrocyte Implantation, or "MACI," and Epicel. The facilities also are used for the receipt of contract manufactured products and materials for Hectorol, Renagel, Campath, Clolar, Fludara, Leukine, Cholestagel and Mozobil. We are also producing late-stage clinical materials, using gene therapy, at our gene therapy operations facility in San Diego, California. The following table identifies our principal manufacturing facilities and related business segment. For further information about these facilities and the manufacture of our products, see "—Manufacturing and Raw Materials."

Principal Manufacturing Facility	Business Segment(s)
Allston, Massachusetts	Personalized Genetic Health
Framingham, Massachusetts (small-scale facility and biomaterials facility)	Personalized Genetic Health, Biosurgery, Renal and Endocrinology
Ridgefield, New Jersey	Renal and Endocrinology, Biosurgery
Geel, Belgium	Personalized Genetic Health, Hematology and Oncology
Haverhill, England	Renal and Endocrinology
Lyon, France	Renal and Endocrinology (Thymoglobulin)
Waterford, Ireland	Personalized Genetic Health, Renal and Endocrinology, Renal and Endocrinology (Thymoglobulin)

Legal Proceedings

Federal Securities Litigation

        In July 2009 and August 2009, two purported securities class action lawsuits were filed in the U.S. District Court for the District of Massachusetts against us and our President and Chief Executive Officer. The lawsuits were filed on behalf of those who purchased our common stock during the period from June 26, 2008 through July 21, 2009 and allege violations of Section 10(b) and Section 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. Each of the lawsuits is premised upon allegations that we made materially false and misleading statements and omissions by failing to disclose instances of viral contamination at two of our manufacturing facilities and our receipt of a list of inspection observations from the FDA related to one of the facilities, which detailed observations of practices that the FDA considered to be deviations from GMP. The plaintiffs seek unspecified damages and reimbursement of costs, including attorneys' and experts' fees. In November 2009, the lawsuits were consolidated in In Re Genzyme Corp. Securities Litigation and a lead plaintiff was appointed. In March 2010, the plaintiffs filed a consolidated amended complaint that extended the class period from October 24, 2007 through November 13, 2009. In June 2010, we filed a motion to dismiss the class action. If the action is not dismissed, we intend to defend this lawsuit vigorously.

Shareholder Demand Letters

        Since August 2009, we have received ten letters from shareholders demanding that our board of directors take action on behalf of Genzyme Corporation to remedy alleged breaches of fiduciary duty by our directors and certain executive officers. The demand letters are primarily premised on allegations regarding our disclosures to shareholders with respect to manufacturing issues and compliance with GMP and our processes and decisions related to manufacturing at our Allston facility. Several of the letters also assert that certain of our executive officers and directors took advantage of their knowledge of material non-public information about Genzyme to illegally sell stock they personally held in Genzyme. Our board of directors has designated a special committee of three independent directors to oversee the investigation of the allegations made in the demand letters and to recommend to the independent directors of the board whether any action should be instituted on behalf of Genzyme Corporation against any officer or director. The committee has retained independent legal counsel. If the independent members of our board of directors were to make a determination that it was in our best interest to institute an action against any officers or directors, any monetary recovery would be to the benefit of Genzyme Corporation. The special committee's investigation is ongoing.

Shareholder Derivative Actions

        In December 2009, two actions were filed by shareholders derivatively for Genzyme's benefit in the U.S. District Court for the District of Massachusetts against our board of directors and certain of our executive officers after a ninety day period following their respective demand letters had elapsed (the "District Court Actions"). In January 2010, a derivative action was filed in Massachusetts Superior Court (Middlesex County) by a shareholder who has not issued a demand letter and in February and March 2010, two additional derivative actions were filed in Massachusetts Superior Court (Suffolk County and Middlesex County, respectively) by two separate shareholders after the lapse of a ninety day period following the shareholders' respective demand letters (collectively, the "State Court Actions").

        The derivative actions in general are based on allegations that our board of directors and certain executive officers breached their fiduciary duties by causing Genzyme to make purportedly false and misleading or inadequate disclosures of information regarding manufacturing issues, compliance with GMP, ability to meet product demand, expected revenue growth, and approval of Lumizyme. The actions also allege that certain of our directors and executive officers took advantage of their knowledge of material non-public information about Genzyme to illegally sell stock they personally held in Genzyme. The plaintiffs generally seek, among other things, judgment in favor of Genzyme for the amount of damages sustained by Genzyme as a result of the alleged breaches of fiduciary duty, disgorgement to Genzyme of proceeds that certain of our directors and executive officers received from sales of Genzyme stock and all proceeds derived from their service as directors or executives of Genzyme, and reimbursement of plaintiffs' costs, including attorneys' and experts' fees. The District Court Actions have been consolidated in In Re Genzyme Derivative Litigation and the plaintiffs have agreed to a joint stipulation staying these cases until our board of directors has had sufficient time to exercise its duties and complete an appropriate investigation, which is ongoing. On July 9, 2010, one of the State Court Actions was dismissed without prejudice for plaintiffs' failure to serve process on the defendants. The Middlesex Court also ordered transfer and consolidation of the remaining two State Court Actions in the Suffolk Superior Court Business Litigation Session. The court has indicated that discovery in that action also will be stayed for some period pending the board of director's completion of its ongoing investigation in response to the shareholders demand.

Renagel and Renvela Patent Litigation

        Beginning in January 2009, we received notices from Lupin Ltd. and Lupin Pharmaceuticals, Inc., collectively "Lupin", and Impax Laboratories, Inc., or "Impax," that each had submitted to the FDA ANDAs containing Paragraph IV certifications and that each is seeking approval to market generic versions of Renagel (sevelamer hydrochloride) and Renvela (sevelamer carbonate).

        Lupin was at the time seeking to market generic 400mg and 800mg sevelamer hydrochloride tablets and generic 800mg sevelamer carbonate tablets prior to the expiration of all of our Orange Book-listed patents protecting Renagel and Renvela. In March 2009, we filed a complaint against Lupin in the U.S. District Court for the District of Maryland. In the complaint, we alleged that Lupin's proposed sevelamer hydrochloride products infringe U.S. Patent Nos. 5,496,545, 6,509,013, and 7,014,846, which expire in 2013, and U.S. Patent No. 5,667,775, which expires in September 2014 (the "'775 Patent"). In May 2009, we amended the complaint against Lupin to include an allegation that Lupin's proposed sevelamer hydrochloride products infringe U.S. Patent No. 7,459,151, which also expires in 2013. Lupin filed an answer and counterclaims, alleging that our asserted patents are invalid and/or not infringed by Lupin's proposed generic sevelamer hydrochloride products and that our unasserted U.S. Patent No. 6,733,780, which expires in 2020 (the "'780 Patent"), is not infringed by Lupin's proposed generic sevelamer hydrochloride products. In August 2009, Lupin's claim relating to the '780 Patent was dismissed with prejudice. In May 2009, we filed a complaint against Lupin in the same court alleging that Lupin's proposed sevelamer carbonate product infringes U.S. Patent Nos. 5,496,545, 6,509,013, 6,858,203, 7,014,846 and 7,459,151, which expire in 2013, and the '775 Patent. Lupin filed an answer and counterclaims, alleging that our asserted patents are invalid and/or not infringed by Lupin's proposed generic sevelamer carbonate products. In September 2009, all claims relating to the patents protecting Renagel and Renvela that expire in 2013 were dismissed without prejudice. At this time Lupin is challenging only the '775 Patent.

        Impax is seeking to market generic 400mg and 800mg sevelamer hydrochloride tablets and generic 800mg sevelamer carbonate tablets after the expiration of the patents protecting Renagel and Renvela that expire in 2013. We filed complaints against Impax in the U.S. District Court for the District of Maryland for patent infringement with respect to Renagel in March 2009 and with respect to Renvela in April 2009. In both complaints, we alleged that Impax's proposed sevelamer products infringe the '775 Patent. Impax filed an answer and counterclaims with respect to both suits, alleging that the '775 Patent and '780 Patent are invalid and/or not infringed by Impax's proposed generic sevelamer products. In September 2009, Impax dismissed its claims relating to the '780 Patent without prejudice. At this time Impax is challenging only the '775 Patent.

        On May 24, 2010 we sued Watson Laboratories Inc., or "Watson", in the U.S. District Court for the District of Maryland, alleging patent infringement of the '775 patent. Watson is seeking to enter the market with a generic version of our 800mg Renvela® tablet prior to the expiration of the '775 patent.

        During May and June, 2010, we sued Impax, Lupin and Watson in the U.S. District Court for the District of Maryland for patent infringement of the '775 patent based on their ANDA applications seeking approval of generic versions of our 0.8 g and 2.4 g Renvela® sachet products. In each of these actions, the generic defendant is seeking to enter the market prior to the expiration of the '775 patent.

        In May 2009, we received notice that Sandoz, Inc., or "Sandoz," had submitted to the FDA an ANDA containing a Paragraph IV certification and that Sandoz, Inc., is seeking approval to market generic 400mg and 800mg sevelamer hydrochloride tablets after the expiration of the patents protecting Renagel that expire in 2013. In July 2009, we filed a complaint against Sandoz in the U.S. District Court for the District of Maryland alleging that Sandoz's proposed generic products infringe the '775 patent. Sandoz filed an answer and counterclaims alleging that the '775 Patent and the '780 patent are invalid and/or not infringed by Sandoz's proposed generic sevelamer hydrochloride products. In the first quarter of 2010, the court granted our motion to dismiss Sandoz's counterclaims with respect to the '780 Patent. In June 2010, we brought a separate action in the same court against Sandoz alleging patent infringement of the '775 patent in connection with another ANDA application by Sandoz in which they seek to market generic sevelamer carbonate tablets prior to the expiration of the '775 patent.

        In August 2009, we received notice that Endo Pharmaceuticals Inc., or "Endo," had amended its ANDA to include a Paragraph IV certification with respect to the '775 Patent and that Endo is seeking approval to market generic 400mg and 800mg sevelamer hydrochloride tablets after the expiration of the patents protecting Renagel that expire in 2013. In October 2009, we filed a complaint against Endo in the U.S. District Court for the District of Maryland alleging that Endo's proposed generic products infringe the '775 Patent. Endo filed an answer and counterclaims, alleging that the '775 Patent is invalid and/or not infringed by Endo's proposed generic sevelamer hydrochloride products. At this time Endo is challenging only the '775 Patent.

Hectorol Patent Litigation

        In January 2008, we received notice that Pentech Pharmaceuticals, Inc., or "Pentech," had submitted to the FDA an ANDA containing a Paragraph IV certification and that Pentech is seeking approval to market a generic version of our Hectorol injection ampule product prior to the expiration of the following Orange Book-listed patents: U.S. Patent Nos. 6,903,083, which expires in 2021 (the "'083 Patent"), 5,602,116, which expires in February 2014 (the "'116 Patent") and 5,707,980, which expired in August 2008 (the "'980 Patent"). In February 2008, we along with Bone Care International, LLC, or "Bone Care," for whom we are the sole member, filed a lawsuit in the U.S. District Court for the Northern District of Illinois. In the complaint, we alleged that Pentech's proposed injection ampule product infringed both the '083 and '116 Patents. We granted Pentech a covenant not to sue on the '980 Patent in April 2008 and on the '083 Patent in April 2009. In August 2009, the '083 Patent was dedicated to the public. We continue to pursue our claims related to the '116 Patent.

        After we filed the lawsuit, Pentech assigned all interest in its ANDA to Cobrek Pharmaceuticals, Inc., or "Cobrek." In June 2008, we filed an amended complaint to add Cobrek as a defendant. In September 2009, Pentech and Cobrek amended their pleadings to include a claim for attorneys' fees. This amendment relates to our assertion of both the '116 and '083 Patents. A trial relating to the '116 Patent is anticipated to take place in late 2010.

        In December 2008, we received approval to market a new formulation of Hectorol that could be packaged in a single dose vial. This formulation is additionally protected by U.S. Patent No. 7,148,211, which expires in September 2023 (the "'211 Patent"). In November 2009, we received notice that Cobrek submitted to the FDA an amended or supplemental ANDA containing a Paragraph IV certification and that Cobrek is seeking approval to market a generic version of our Hectorol injection vial product prior to the expiration of the Orange Book-listed '083, '116, '980 and '211 Patents. In January 2010, we filed a lawsuit in the U.S. District Court for the Northern District of Illinois alleging Cobrek's proposed injection vial product infringes the '116 and '211 Patents. Currently, the '211 Patent is the subject of an inter partes re-examination proceeding before the United States Patent and Trademark Office that was initiated by Cobrek.

        In March 2009, we received notice that Eagle Pharmaceuticals, Inc., or "Eagle," had submitted to the FDA an ANDA containing a Paragraph IV certification and that Eagle is seeking approval to market a generic version of our Hectorol injection ampule product prior to the expiration of our Orange Book-listed patents protecting the product. In April 2009, we and Bone Care filed a complaint against Eagle in the U.S. District Court for the District of Delaware alleging that Eagle's proposed product infringes the '116 Patent. Eagle filed an answer and counterclaims alleging that the '116 Patent is invalid and/or not infringed and seeking declaratory judgment that the '083 and '211 Patents are invalid and/or not infringed by Eagle's proposed injection ampule product. In November 2009, Eagle's claims relating to the '083 and '211 Patents were dismissed without prejudice.

        In June 2009, we received notice that Sandoz had submitted to the FDA an ANDA containing a Paragraph IV certification and that Sandoz is seeking approval to market a generic version of our Hectorol injection ampule product prior to the expiration of our Orange Book-listed patents protecting the product. In July 2009, we and Bone Care filed a complaint against Sandoz in the U.S. District Court for the District of Delaware alleging that Sandoz's proposed injection ampule product infringes the '116 Patent. Sandoz filed an answer and counterclaims, alleging the '980 Patent is expired, unenforceable and not infringed by its proposed products and that the '116, '083 and '211 Patents are invalid and not infringed. We have moved for an order dismissing Sandoz's counterclaims with respect to the '083, '211 and '980 Patents, Sandoz opposed our motion and we await the court's decision.

        In addition, on May 21, 2010, we filed a separate complaint against Sandoz, in the U.S. District Court for the District of Delaware alleging patent infringement of the '116 and '211 patents. This action was based on notice provided to us by Sandoz of their ANDA, which seeks to market a generic version of our Hectorol® for Injection product, as supplied in amber glass vials, prior to the expiration of the '116 and '211 patents.

        In June 2009 we also received notice that Roxane Laboratories, Inc., or "Roxane," had submitted to the FDA an ANDA containing a Paragraph IV certification and that Roxane is seeking approval to market generic versions of our 0.5 mcg and 2.5 mcg Hectorol capsule products prior to the expiration of our Orange Book-listed patents protecting these products. In July 2009, we filed a complaint against Roxane in the U.S. District Court for the District of Delaware alleging that Roxane's proposed capsule products infringe the '116 Patent. Roxane filed an answer, but asserted no counterclaims. On July 23, 2010, we brought a separate patent infringement action in the same court against Roxane alleging infringement of the '116 patent in response to Roxane's attempt to produce a generic version of our 1.0 mcg capsule product.

        On June 10, 2010 we brought a patent infringement action in the U.S. District Court for the District of Delaware alleging infringement of the '116 patent and the '211 patent, against Anchen Pharmaceuticals, Inc., which is seeking to market generic versions of all three strengths (0.5 mcg, 1.0 mcg and 2.5 mcg) of our Hectorol capsule product.

Fabrazyme Patent Litigation

        In October 2009, Shelbyzyme LLC filed a complaint against us in the U.S. District Court for the District of Delaware alleging infringement of U.S. patent 7,011,831 by "making, using, selling and promoting a method for the treatment of" Fabry disease. The '831 patent, which is directed to a method for treating Fabry disease, was issued in March 2006 and expired in March 2009. The plaintiffs seek damages for past infringement, including treble damages for alleged willful infringement and reimbursement of costs, including attorney's fees. We intend to defend this lawsuit vigorously.

Other Matters

        We are party to a legal action brought by Kayat pending before the District Court in Nicosia, Cyprus. Kayat alleges that we breached a 1996 distribution agreement under which we granted Kayat the right to distribute melatonin tablets in the Ukraine, primarily by not providing products or by providing non-conforming products. Kayat further claims that due to the alleged breach, it suffered lost profits that Kayat claims it would have received under agreements it alleges it had entered into with subdistributors. Kayat also alleges common law fraud and violations of Mass. Gen. L. c. 93A and the Racketeer Influenced and Corrupt Organizations Act. Kayat filed its suit on August 8, 2002 and a trial began in Cyprus in December 2009. Kayat seeks damages for its legal claims and for expenses it claims it has incurred, including legal fees and advertising, promotion and other out-of-pocket expenses. We believe we acted appropriately in all regards, including properly terminating the agreement when we decided to exit the melatonin business, and we intend to defend this lawsuit vigorously.

        On August 11, 2010, Jerry L. & Mena M. Morelos Revocable Trust filed a lawsuit allegedly on behalf of a putative class of shareholders in the U.S. District Court for the District of Massachusetts against us, certain of our executive officers and our board and the board of Sanofi. The suit alleges that our directors breached their fiduciary duties by attempting to sell Genzyme without regard to the effect of a potential transaction on shareholders, adopting processes and procedures that will not benefit shareholders and engaging in self-dealing in order to obtain personal benefits not shared equally by all shareholders in connection with a purported proposed merger. The suit alleges that certain of our directors are beholden to activist shareholders. The suit also alleges that we and Sanofi aided and abetted the purported breaches of fiduciary duties. The suit seeks, among other relief, (i) class action status, (ii) an order enjoining the defendants from consummating a transaction, unless and until Genzyme adopts procedures designed to obtain the best value for the its shareholders, (iii) an order directing the defendants to exercise their fiduciary duties and commence a sales process that is in the best interest of shareholders, (iv) an order rescinding, to the extent already implemented, any transaction agreement, (v) an order imposing a constructive trust in favor of the plaintiff and the putative class upon any benefits improperly received by the defendants as a result of any transaction, and (vi) an award to plaintiffs of the costs of the action, including reasonable attorneys' and experts' fees and expenses. We intend to vigorously defend this lawsuit.

        On August 17, 2010, Alan R. Kahn filed a lawsuit allegedly on behalf of a putative class of shareholders in the Massachusetts Superior Court (Middlesex County) against us, certain of our executive officers and our directors. The suit alleges that the defendants breached their fiduciary duties in approving a proposed transaction and failing to negotiate in good faith with Sanofi. The suit seeks, among other relief, (i) class action status, (ii) an order enjoining the defendants from initiating any defensive measures that would inhibit the defendants' ability to maximize shareholder value, (ii) compensatory damages and (iii) an award to plaintiffs of the costs of the action, including reasonable attorneys' and experts' fees and expenses. We intend to vigorously defend this lawsuit.

        On August 16, 2010, plaintiffs including Chester County Employees Retirement Fund filed a lawsuit allegedly on behalf of a putative class of shareholders in Massachusetts Superior Court (Middlesex County) against us, certain of our executive officers and our directors. The suit alleges that the defendants breached their fiduciary duties by failing to adequately inform themselves regarding the potential offer by Sanofi or any offer by any other party and failing to pursue the best available transaction for shareholders. The suit seeks, among other relief, (i) class action status, (ii) an order enjoining the defendants from initiating any defensive measures designed to prevent shareholders from receiving and accepting a value-maximizing offer, (iii) an order directing the defendants to exercise their fiduciary duties to obtain a transaction in shareholders' best interests, (iv) compensatory damages and (v) an award to plaintiffs of the costs of the action, including reasonable attorneys' and experts' fees and expenses. We intend to vigorously defend this lawsuit.

        We also are subject to other legal proceedings and claims arising in connection with our business. Although we cannot predict the outcome of these proceedings and claims, we do not believe the ultimate resolution of any of these existing matters would have a material adverse effect on our consolidated financial position or results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF GENZYME CORPORATION AND
SUBSIDIARIES' FINANCIAL CONDITION AND RESULTS OF OPERATIONS—FOR THE
THREE AND SIX MONTHS ENDED JUNE 30, 2010 AND JUNE 30, 2009

        The discussion below updates and supplements, and should be read in conjunction with, the information set forth under "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations—For the Years Ended December 31, 2009, 2008 and 2007." When reviewing the discussion below, you should keep in mind the substantial risks and uncertainties that characterize our business. In particular, we encourage you to review the risks and uncertainties described under the heading "Risk Factors" at the beginning of this prospectus. These risks and uncertainties could cause actual results to differ materially from those forecasted in forward-looking statements or implied by past results and trends. Forward-looking statements are statements that attempt to project or anticipate future developments in our business; we encourage you to review the examples of forward looking statements under "Note Regarding Forward-Looking Statements" in this prospectus. These statements, like all statements in this prospectus, speak only as of the date of this prospectus (unless another date is indicated), and we undertake no obligation to update or revise the statements in light of future developments.

        Note: All references to increases or decreases for the three months ended June 30, 2010 are as compared to the three months ended June 30, 2009. All references to increases or decreases for the six months ended June 30, 2010 are as compared to the six months ended June 30, 2009, unless otherwise noted.

INTRODUCTION

        We are a global biotechnology company dedicated to making a major impact on the lives of people with serious diseases. Our products and services are focused on rare inherited disorders, kidney disease, orthopaedics, cancer, transplant and immune disease, and diagnostic testing. Our commitment to innovation continues today with a substantial development program focused on these fields, as well as MS, cardiovascular disease, neurodegenerative diseases, and other areas of unmet medical need.

        We are organized into five business units, which we consider to be our reporting segments:

  •
  Personalized Genetic Health, which develops, manufactures and distributes therapeutic products with a focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as LSDs, and cardiovascular disease. The unit derives substantially all of its revenue from sales of Cerezyme, Fabrazyme, Myozyme/Lumizyme, Aldurazyme and Elaprase and royalties earned on sales of Welchol;

  •
  Renal and Endocrinology, which develops, manufactures and distributes products that treat patients suffering from renal diseases, including chronic renal failure, and endocrine and immune-mediated diseases. The unit derives substantially all of its revenue from sales of Renagel/Renvela (including sales of bulk sevelamer), Hectorol and Thyrogen;

  •
  Biosurgery, which develops, manufactures and distributes biotherapeutics and biomaterial-based products, with an emphasis on products that meet medical needs in the orthopaedics and broader surgical areas. The unit derives substantially all of its revenue from sales of Synvisc/Synvisc-One and the Sepra line of products;

  •
  Hematology and Oncology, which develops, manufactures and distributes products for the treatment of cancer, the mobilization of hematopoietic stem cells and the treatment of transplant rejection and other hematologic and auto-immune disorders. The unit derives substantially all of its revenue from sales of Mozobil, Thymoglobulin, Clolar, Campath, Fludara and Leukine; and

  •
  Multiple Sclerosis, which is developing products, including alemtuzumab, for the treatment of MS and other auto-immune disorders.

        Effective January 1, 2010, based on changes in how we review our business, we re-allocated certain of our business units among our segments and adopted new names for certain of our reporting segments. Specifically:

  •
  our former Genetic Diseases reporting segment is now referred to as "Personalized Genetic Health," or "PGH," and now includes our cardiovascular business unit, which previously was reported under the caption "Cardiometabolic and Renal," and our Welchol product line, which previously was reported as part of our pharmaceutical intermediates business unit under the caption "Other;"

  •
  our former Cardiometabolic and Renal reporting segment is now referred to as "Renal and Endocrinology" and now includes the assets that formerly comprised our immune-mediated diseases business unit, which previously was reported under the caption "Other," but no longer includes our cardiovascular business unit; and

  •
  our former Hematologic Oncology segment is now referred to "Hematology and Oncology" and now includes our transplant business unit, which previously was reported under the caption "Other," but no longer includes our multiple sclerosis business unit, which is now reported as a separate reporting segment called "Multiple Sclerosis."

        We report the activities of the following business units under the caption "Other": our genetic testing business unit, which provides testing services for the oncology, prenatal and reproductive markets; and our diagnostic products and pharmaceutical intermediates business units. These operating segments did not meet the quantitative threshold for separate segment reporting.

        We report our corporate, general and administrative operations and corporate science activities under the caption "Corporate."

        We have revised our 2009 segment disclosures to conform to our 2010 presentation.

        In May 2010, we announced a plan to pursue strategic alternatives for our genetic testing, diagnostic products and pharmaceutical intermediates business units. Possible alternatives include divestiture, spin-out or management buy-out. Our genetic testing business unit had revenue of approximately $371 million for the year ended December 31, 2009 and approximately $183 million for the six months ended June 30, 2010. Our diagnostic products business unit had revenue of approximately $167 million for the year ended December 31, 2009 and approximately $76 million for the six months ended June 30, 2010. Revenue from our pharmaceutical intermediates business unit for the same periods was significantly less in comparison. Transactions for these business units are targeted for the end of 2010.

Recent Events

        As previously disclosed, on July 29, 2010, we received a letter from Sanofi-Aventis ("Sanofi") containing an unsolicited, non-binding proposal to acquire all of our outstanding shares of common stock. Our board of directors evaluated the proposal and unanimously rejected it on August 11, 2010. On August 24, 2010, our financial advisors met with Sanofi's financial advisors and provided certain non-public information relating to our business operations and projected financial results. On August 29, 2010, we received a second letter from Sanofi that contained a proposal identical to the one in its July 29, 2010 letter. This proposal was again evaluated and unanimously rejected by our board of directors.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT JUDGMENTS AND ESTIMATES

        Our critical accounting policies and significant judgments and estimates are set forth under "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations—For the Years ended December 31, 2009, 2008 and 2007—Critical Accounting Policies and Significant Judgments and Estimates" in this prospectus. Excluding the addition of our policy for PSUs to our stock-based compensation policy, there have been no significant changes to our critical accounting policies or significant judgments and estimates since December 31, 2009. Additional information regarding our provisions and estimates for our product sales allowances, sales allowance reserves and accruals, and distributor fees and our revised stock-based compensation policy are included below.

Revenue Recognition

Product Sales Allowances

        Sales of many biotechnology products in the United States are subject to increased pricing pressure from managed care groups, institutions, government agencies and other groups seeking discounts. We and other biotechnology companies in the U.S. market are also required to provide statutorily defined rebates and discounts to various U.S. government agencies in order to participate in the Medicaid program and other government-funded programs. In most international markets, we operate in an environment where governments may and have mandated cost-containment programs, placed restrictions on physician prescription levels and patient reimbursements, emphasized greater use of generic drugs and enacted across-the-board price cuts as methods to control costs. In some cases, we have estimated the potential impact of these allowances. The sensitivity of our estimates can vary by program, type of customer and geographic location. Estimates associated with Medicaid and other government allowances may become subject to adjustment in a subsequent period.

        We record product sales net of the following significant categories of product sales allowances:

  •
  Contractual adjustments—We offer chargebacks and contractual discounts and rebates, which we collectively refer to as contractual adjustments, to certain private institutions and various government agencies in both the United States and international markets. We record chargebacks and contractual discounts as allowances against accounts receivable in our consolidated balance sheets. We account for rebates by establishing an accrual for the amounts payable by us to these agencies and institutions, which is included in accrued liabilities in our consolidated balance sheets. We estimate the allowances and accruals for our contractual adjustments based on historical experience and current contract prices, using both internal data as well as information obtained from external sources, such as independent market research agencies and data from wholesalers. We continually monitor the adequacy of these estimates and adjust the allowances and accruals periodically throughout each quarter to reflect our actual experience. In evaluating these allowances and accruals, we consider several factors, including significant changes in the sales performance of our products subject to contractual adjustments, inventory in the distribution channel, changes in U.S. and foreign healthcare legislation impacting rebate or allowance rates, changes in contractual discount rates and the estimated lag time between a sale and payment of the corresponding rebate;

  •
  Discounts—In some countries, we offer cash discounts for certain products as an incentive for prompt payment, which are generally a stated percentage off the sales price. We account for cash discounts by reducing accounts receivable by the full amounts of the discounts. We consider payment performance and adjust the accrual to reflect actual experience; and

  •
  Sales returns—We record allowances for product returns at the time product sales are recorded. The product returns reserve is estimated based on the returns policies for our individual products and our experience of returns for each of our products. We also consider the product's lifecycle and possible competition pending, including generic products. If the price of a product changes or if the history of product returns changes, the reserve is adjusted accordingly. We determine our estimates of the sales return accrual for new products primarily based on the historical sales returns experience of similar products, or those within the same or similar therapeutic category.

        Our provisions for product sales allowances reduced gross product sales as follows (amounts in thousands):

	Three Months Ended June 30,				Six Months Ended June 30,
			Increase/ (Decrease)	Increase/ (Decrease) % Change			Increase/ (Decrease)	Increase/ (Decrease) % Change
	2010	2009			2010	2009
Product sales allowances:
Contractual adjustments	$221,061	$149,049	$72,012	48%	$401,489	$285,229	$116,260	41%
Discounts	7,702	6,764	938	14%	14,504	13,040	1,464	11%
Sales returns	7,711	9,375	(1,664)	(18)%	15,256	15,898	(642)	(4)%

Total product sales allowances	$236,474	$165,188	$71,286	43%	$431,249	$314,167	$117,082	37%

Total gross product sales	$1,211,396	$1,280,613	$(69,217)	(5)%	$2,377,796	$2,466,836	$(89,040)	(4)%

Total product sales allowances as a percent of total gross product sales	20%	13%			18%	13%

        Total product sales allowances increased for both the three and six months ended June 30, 2010, primarily due to:

  •
  increased contractual adjustments totaling $48.0 million for the three months and $77.1 million for the six months for our Renal and Endocrinology reporting segment, and $18.6 million for the three months and $30.1 million for the six months for our Biosurgery reporting segment;

  •
  $11.3 million for the three months and $26.6 million for the six months of increased product sales allowances for our Hematology and Oncology reporting segment primarily due to contractual adjustments related to sales of Campath, Fludara and Leukine, which we acquired from Bayer in May 2009; and

  •
  changes in our overall product mix.

        These increases were offset, in part, by decreases of $6.3 million for the three months and $16.2 million for the six months in the aggregate product sales allowances for Cerezyme and Fabrazyme as a result of supply constraints.

        Total estimated product sales allowance reserves and accruals in our consolidated balance sheets increased approximately 11% to approximately $263 million as of June 30, 2010, as compared to approximately $236 million as of December 31, 2009, primarily due to increased contractual adjustments for our Renal and Endocrinology reporting segment and changes in the timing of certain payments. Our actual results have not differed materially from amounts recorded. The annual variation has been less than 0.5% of total product sales for the last three years.

Accounts Receivable Related to Sales in Greece

        Total accounts receivable in our consolidated balance sheets includes approximately $57 million, net of reserves, as of both June 30, 2010 and December 31, 2009 of accounts receivable held by our subsidiary in Greece related to sales to government-owned or supported healthcare facilities in Greece. These sales are subject to significant payment delays due to government funding and reimbursement practices. We believe that this is an industry-wide issue for suppliers to these facilities. In May 2010, the government of Greece announced a plan for repayment of its debt to international pharmaceutical companies, which calls for immediate payment of accounts receivable balances that were established in 2005 and 2006. For accounts receivable established between 2007 and 2009, the government of Greece will issue non-interest bearing bonds, expected to be exchange tradable, with maturities ranging from 2 to 4 years. We recorded a charge of $7.2 million to bad debt expense, a component of SG&A, in our consolidated statements of operations for the three and six months ended June 30, 2010 to write down the accounts receivable balances held by our subsidiary in Greece to present value using a 10% discount rate.

        In conjunction with this plan, the government of Greece also instituted price decreases of between 20% and 27% for all future pharmaceutical product sales. Because our customers in Greece are government owned or supported, we may also be impacted by declines in sovereign credit ratings or sovereign debt defaults. The government of Greece has recently required financial support from both the European Union and the IMF to avoid defaulting on its sovereign debt. If significant additional changes occur in the availability of government funding in Greece, we may not be able to collect on amounts due from these customers. We do not expect this concentration of credit risk to have a material adverse impact on our financial position or liquidity.

Healthcare Reform Legislation

        In March 2010, healthcare reform legislation was enacted in the United States. Although many provisions of the new legislation do not take effect immediately, several provisions became effective in the first quarter of 2010. These include:

  •
  an increase in the minimum Medicaid rebate to states participating in the Medicaid program from 15.1% to 23.1% on our branded prescription drugs and an increase from 15.1% to 17.1% for our drugs that are approved exclusively for pediatric patients;

  •
  the extension of the Medicaid rebate to managed care organizations that dispense drugs to Medicaid beneficiaries;

  •
  the expansion of the 340(B) PHS drug pricing program, which provides outpatient drugs at reduced rates, to include additional hospitals and healthcare centers (this provision, however, does not apply to orphan drugs); and

  •
  a requirement that the Medicaid rebate for a drug that is a "line extension" of a preexisting oral solid dosage form of the drug be linked in certain respects to the Medicaid rebate for the preexisting oral solid dosage form, such that the Medicaid rebate for most line extension drugs will be higher than it would have been absent the new law, especially if the preexisting oral solid dosage form has a history of significant price increases.

These provisions did not have a significant impact on our results of operations or financial position for the six months ended June 30, 2010.

        Effective October 1, 2010, the new legislation re-defines the Medicaid AMP such that the AMP and, consequently, the Medicaid rebate are expected to increase for some of our drugs, in particular those that offer discounted pricing to customers.

        Beginning in 2011, the new law requires drug manufacturers to provide a 50% discount to Medicare beneficiaries whose prescription drug costs cause them to be subject to the Medicare Part D coverage gap, which is known as the "donut hole". Also beginning in 2011, clinical laboratory fee schedule payments will be reduced 1.75% over a period of five years and we will be required to pay our share of a new fee assessed on all branded prescription drug manufacturers and importers. This fee will be calculated based upon each organization's percentage share of total branded prescription drug sales to U.S. government programs (such as Medicare and Medicaid and VA, DOD and TriCare retail pharmacy discount programs) made during the previous year. Sales of orphan drugs, however, are not included in the fee calculation. Final guidance relating to how we will be required to account for this fee is still pending; however, it is expected that the fee will be classified as either a reduction of net sales or an operating expense. The aggregated industry wide fee is expected to total approximately $28 billion through 2019, ranging from $2.5 billion to $4.1 billion annually. Beginning in 2013, a 2.3% excise tax will be imposed on sales of all medical devices except retail purchases by the public intended for individual use.

        Presently, uncertainty exists as many of the specific determinations necessary to implement this new legislation have yet to be decided and communicated to industry participants. We have made several estimates with regard to important assumptions relevant to determining the financial impact of this legislation on our business due to the lack of availability of both certain information and complete understanding of how the process of applying the legislation will be implemented. Although we are still assessing the full extent that the U.S. healthcare reform legislation may have on our business, we currently estimate that our revenues in the United States will be adversely impacted by less than approximately $20 million in 2010, with most of the impact occurring in the third and fourth quarters, and by approximately $30 million to $40 million in 2011.

        We expect that the U.S. Congress and state legislatures will continue to review and assess healthcare proposals, and public debate of these issues will likely continue. We cannot predict which, if any, of such reform proposals will be adopted and when they might be adopted. In addition, we anticipate seeing continued efforts to reduce healthcare costs in many other countries outside the United States. For example, in May 2010, the Greek health ministry imposed a flat mandatory discount of 27% on medicinal products above a certain price level. This discount, however, does not apply to our orphan drugs or Thymoglobulin. The Greek health ministry has stated that this newly imposed pricing will apply up through August 31, 2010, at which time the ministry will issue new pricing for most medicinal products based on the average of the three lowest prices in the European Union, and at that time, also determine the pricing for orphan products. As another example, the German government has enacted legislation, effective August 2010, that among other things, increases mandatory discounts from 6% to 16% and imposes August 2009 pricing levels on pharmaceuticals through the end of 2013. We expect that our revenues would be negatively impacted if these or similar measures are implemented or maintained.

Distributor Fees

        Cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor's products or services and, therefore, is appropriately characterized as a reduction in revenue. We include such fees in contractual adjustments, which are recorded as a reduction to product sales. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

  •
  the vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration; and

  •
  the vendor can reasonably estimate the fair value of the benefit received.

        We record service fees paid to our distributors as a charge to SG&A, a component of operating expenses, only if the criteria set forth above are met. The following table sets forth the distributor fees recorded as a reduction to product sales and charged to SG&A (amounts in thousands):

	Three Months Ended June 30,				Six Months Ended June 30,
			Increase/ (Decrease)	Increase/ (Decrease) % Change			Increase/ (Decrease)	Increase/ (Decrease) % Change
	2010	2009			2010	2009
Distributor fees:
Included in contractual adjustments and recorded as a reduction to product sales	$5,685	$7,909	$(2,224)	(28)%	$11,745	$12,156	$(411)	(3)%
Charged to SG&A	1,547	3,481	(1,934)	(56)%	4,893	7,028	(2,135)	(30)%

Total distributor fees	$7,232	$11,390	$(4,158)	(37)%	$16,638	$19,184	$(2,546)	(13)%

Stock-Based Compensation

        We use the Black-Scholes model to value both service condition and performance condition option awards. For awards with only service conditions and graded-vesting features, we recognize compensation cost on a straight-line basis over the requisite service period. For awards with performance conditions, we recognize stock-based compensation expense based on the graded-vesting method. Determining the appropriate fair value model and related assumptions requires judgment, including estimating stock price volatility, forfeiture rates, and expected terms. The expected volatility rates are estimated based on historical and implied volatilities of our common stock. The expected term represents the average time that options that vest are expected to be outstanding based on the vesting provisions and our historical exercise, cancellation and expiration patterns. We estimate pre-vesting forfeitures when recognizing stock-based compensation expense based on historical rates and forward-looking factors. We update these assumptions at least on an annual basis and on an interim basis if significant changes to the assumptions are warranted.

        We issue PSUs to our senior executives, which vest upon the achievement of certain financial performance goals, including cash flow return on investment and R-TSR. The fair value of PSUs subject to the cash flow return on investment performance metric, which includes both performance and service conditions, is based on the market value of our stock on the date of grant. We use a lattice model with a Monte Carlo simulation to value PSUs subject to the R-TSR performance metric, which is a market condition. We recognize compensation cost for our PSUs on a straight-lined basis over the requisite performance period. Determining the appropriate amount to expense based on the anticipated achievement of the stated goals requires judgment, including forecasting future financial results. The estimate of expense is revised periodically based on the probability of achieving the required performance targets and adjustments are made as appropriate. The cumulative impact of any revision is reflected in the period of change. In the case of PSUs subject to the R-TSR performance metric, if the financial performance goals are not met, the award does not vest, no compensation cost is recognized and any previously recognized stock-based compensation expense is reversed.

        We review our valuation assumptions periodically and, as a result, we may change our valuation assumptions used to value share-based awards granted in future periods. Such changes may lead to a significant change in the expense we recognize in connection with share-based payments.

RESULTS OF OPERATIONS

        The following discussion summarizes the key factors our management believes are necessary for an understanding of our consolidated financial statements.

REVENUES

        The components of our total revenues are described in the following table (amounts in thousands):

	Three Months Ended June 30,				Six Months Ended June 30,
			Increase/ (Decrease)	Increase/ (Decrease) % Change			Increase/ (Decrease)	Increase/ (Decrease) % Change
	2010	2009			2010	2009
Product revenue	$974,922	$1,115,425	$(140,503)	(13)%	$1,946,547	$2,152,669	$(206,122)	(10)%
Service revenue	103,589	105,693	(2,104)	(2)%	205,504	207,192	(1,688)	(1)%

Total product and service revenue	1,078,511	1,221,118	(142,607)	(12)%	2,152,051	2,359,861	(207,810)	(9)%
Research and development revenue	928	7,392	(6,464)	(87)%	1,861	17,520	(15,659)	(89)%

Total revenues	$1,079,439	$1,228,510	$(149,071)	(12)%	$2,153,912	$2,377,381	$(223,469)	(9)%

Product Revenue

        The following table sets forth our products and their related indications:

Reporting Segments	Products	Approved Indications
Personalized Genetic Health	Cerezyme	Gaucher disease
	Fabrazyme	Fabry disease
	Myozyme/Lumizyme	Pompe disease
	Aldurazyme	MPS I
	Elaprase	MPS II
	Royalties earned on sales of Welchol	Reduction of LDL in patients with hypercholesterolemia
	Cholestagel	Reduction of LDL in patients with hypercholesterolemia
Renal and Endocrinology	Renagel/Renvela and bulk sevelamer	Control of serum phosphorus in patients with chronic kidney disease, or CKD, on dialysis and in Europe in CKD patients both on and not on dialysis with serum phosphorus above a certain level
	Hectorol	Secondary hyperparathyroidism in CKD patients

Reporting Segments	Products	Approved Indications
	Thyrogen	An adjunctive diagnostic agent used in the follow-up treatment of patients with well-differentiated thyroid cancer and an adjunctive therapy in the ablation of remnant thyroid tissue in patients that have undergone thyroid removal
Biosurgery	Synvisc/Synvisc-One/Jonexa	Treatment of pain associated with osteoarthritis
	Sepra products	Prevention of adhesions following various surgical procedures in the abdomen and pelvis
Hematology and Oncology	Mozobil	Mobilization of hematopoietic stem cells
	Thymoglobulin	Immunosuppression of certain types of cells responsible for organ rejection in transplant patients and treatment of aplastic anemia
	Clolar	Relapsed and refractory ALL
	Campath	Leukemia
	Fludara	Leukemia and lymphoma
	Leukine	Reduction of the incidence of severe and life-threatening infections in older adult patients with acute myelogenous leukemia, or AML, following chemotherapy and certain other uses
Other	Diagnostic products	Infectious disease and cholesterol testing products
	Pharmaceutical intermediates products	Pharmaceutical intermediates

        The following table sets forth our product revenue on a reporting segment basis (amounts in thousands):

	Three Months Ended June 30,				Six Months Ended June 30,
			Increase/ (Decrease)	Increase/ (Decrease) % Change			Increase/ (Decrease)	Increase/ (Decrease) % Change
	2010	2009			2010	2009
Personalized Genetic Health	$350,517	$581,685	$(231,168)	(40)%	$743,001	$1,131,608	$(388,607)	(34)%
Renal and Endocrinology	258,229	247,269	10,960	4%	510,486	489,724	20,762	4%
Biosurgery	151,807	127,113	24,694	19%	278,068	236,241	41,827	18%
Hematology and Oncology	176,490	110,846	65,644	59%	332,781	197,490	135,291	69%
Other product revenue	37,879	48,512	(10,633)	(22)%	82,211	97,606	(15,395)	(16)%

Total product revenue	$974,922	$1,115,425	$(140,503)	(13)%	$1,946,547	$2,152,669	$(206,122)	(10)%

Personalized Genetic Health

Regulatory and Manufacturing

FDA Consent Decree

        On May 24, 2010, we entered into a consent decree with the FDA relating to our Allston facility. Under the terms of the consent decree, we will pay an upfront disgorgement of past profits of $175.0 million. Conditioned upon our compliance with the terms of the consent decree, we may continue to ship Cerezyme and Fabrazyme, which are manufactured, filled and finished at the facility, as well as Thyrogen, which is filled and finished at the facility. In the United States, Thyrogen that is filled and finished at our Allston facility will only be distributed based on medical necessity, in accordance with FDA criteria. The consent decree requires us to move our fill-finish operations out of our Allston facility for Thyrogen sold within the United States by November 22, 2010 and for Fabrazyme sold within the United States by November 24, 2010. We must move our fill-finish operations for all products sold outside of the United States by August 31, 2011. If we are not able to meet these deadlines, the FDA can require us to disgorge 18.5 percent of the revenue from the sale of any products that are filled and finished at our Allston facility after the applicable deadlines.

        The consent decree also requires us to implement a plan to bring our Allston facility operations into compliance with applicable laws and regulations. The plan must address any deficiencies previously reported to us or identified as part of a comprehensive inspection conducted by a third-party expert, who we are required to retain, and who will monitor and oversee our implementation of the plan. In 2009, we began implementing a comprehensive remediation plan, prepared with assistance from our compliance consultant, Quantic, to improve quality and compliance at our Allston facility. We intend to revise that plan to include any additional remediation efforts required in connection with the consent decree as identified by Quantic, who we are retaining as the third-party expert under the consent decree. The plan, as revised, which will be subject to FDA approval, is expected to take approximately 3-4 years to complete and will include a timetable of specified compliance milestones. If the milestones are not met in accordance with the timetable, the FDA can require us to pay $15,000 per day, per affected drug, until these compliance milestones are met. Upon satisfying the compliance requirements in accordance with the terms of the consent decree, we will be required to retain an auditor to monitor and oversee ongoing compliance at our Allston facility for an additional five years. The consent decree is subject to, and effective upon, approval by the U.S. District Court for the District of Massachusetts. The consent decree was filed with the U.S. District Court on May 24, 2010 and we are awaiting the court's approval.

Manufacturing and Supply of Cerezyme and Fabrazyme

        In June 2009, we interrupted production of Cerezyme and Fabrazyme at our Allston facility after identifying a virus, Vesivirus 2117, in a bioreactor used for Cerezyme production. The virus we identified impairs the viability of cells used in the manufacturing process and is not known to cause infection in humans. We completed sanitization of the facility and resumed production there in the third quarter of 2009. Cerezyme and Fabrazyme inventories were not sufficient to avoid shortages.

        We resumed Cerezyme shipments in the fourth quarter of 2009. In order to build a small inventory buffer to help us more consistently manage the resupply of Cerezyme to patients and reduce interruptions in shipping that occur in the absence of inventory, we began shipping Cerezyme to meet 50% of estimated product demand at the end of February 2010. Although we achieved our goal of building a small inventory buffer during the first quarter of 2010, we continued shipping at the 50% of demand level due to an interruption in operations at our Allston facility at the end of March 2010. The interruption resulted from an unexpected city electrical power failure that compounded issues with the facility's water system. Once production resumed, we continued shipping at the 50% of demand level through the end of the second quarter of 2010. We supplied approximately the same amount of Cerezyme in July 2010 as we supplied in each of May 2010 and June 2010, and expect that supply will then increase in the following months. However, there will be regional variations when Cerezyme will be available, and in some countries, patients' infusion schedules may need to shift due to short-term shipping delays.

        Since the fourth quarter of 2009, we have been shipping Fabrazyme to meet approximately 30% of estimated product demand. We have been working to increase the productivity of the Fabrazyme manufacturing process, which has performed at the low end of the historical range since the re-start of production. We have developed a new working cell bank for Fabrazyme that has been approved by the FDA and EMA. The new working cell bank has completed three runs and has had 30% greater productivity than the old working cell bank. We expect to continue shipping Fabrazyme at the 30% of demand level through the third quarter and increase shipments of Fabrazyme in the fourth quarter of 2010.

        We will continue to work with minimal levels of inventory for Cerezyme and Fabrazyme until our new Framingham manufacturing facility is approved, which is anticipated to take place in late 2011. Any additional manufacturing interruptions or delays will likely impact supply of these products. We are also working to transition fill-finish operations out of our Allston facility to our Waterford, Ireland plant and to Hospira, a third-party contract manufacturer. The fill-finish area of the Waterford facility is being expanded to accommodate the long-term growth of our PGH products, and we currently anticipate receiving approval of this new capacity in 2011.

Lumizyme Approval

        In May 2010, we received FDA approval to market Lumizyme, alglucosidase alfa produced at the 4000L scale in the United States. Lumizyme is the first treatment approved in the U.S. specifically to treat patents with late-onset Pompe disease. We produce Lumizyme at our Geel facility, where we have produced Myozyme at the 4000L scale since February 2009 when we received approval for the 4000L scale process in Europe. As of the first quarter of 2010, the majority of markets outside of the United States have transitioned to the 4000L scale product. At our Geel facility, we are adding a third bioreactor for the production of Myozyme/Lumizyme produced at the 4000L scale, for which we expect to receive FDA approval in mid-2011.

        We have implemented a Risk Evaluation and Mitigation Strategy, or REMS, which we call the Lumizyme ACE Program, to ensure that the appropriate patients receive Lumizyme commercially. We have initiated this program with the health care professionals involved in the Alglucosidase Alfa Temporary Access Program, or ATAP, the program created in 2007 through which we have provided therapy free of charge to nearly 200 patients prior to commercial approval of Lumizyme. The ATAP remained open until August 20, 2010 to ensure that patients had uninterrupted therapy while we worked to enroll participants in the Lumizyme ACE Program. We have also begun working with U.S.

health care professionals to enable those adult patients who have been waiting to access treatment to begin Lumizyme therapy.

Personalized Genetic Health Product Revenue

	Three Months Ended June 30,				Six Months Ended June 30,
			Increase/ (Decrease)	Increase/ (Decrease) % Change			Increase/ (Decrease)	Increase/ (Decrease) % Change
	2010	2009			2010	2009
	(Amounts in thousands)
Cerezyme	$138,736	$298,087	$(159,351)	(53)%	$317,883	$594,057	$(276,174)	(46)%
Fabrazyme	39,484	134,302	(94,818)	(71)%	92,725	256,503	(163,778)	(64)%
Myozyme/Lumizyme	92,054	79,273	12,781	16%	178,113	146,665	31,448	21%
Aldurazyme	43,651	39,190	4,461	11%	83,548	76,027	7,521	10%
Other Personalized Genetic Health	36,592	30,833	5,759	19%	70,732	58,356	12,376	21%

Total Personalized Genetic Health	$350,517	$581,685	$(231,168)	(40)%	$743,001	$1,131,608	$(388,607)	(34)%

        PGH product revenue decreased for the three and six months ended June 30, 2010, primarily due to the temporary suspension of production at our Allston facility in June 2009 during a time of already low levels of inventory for Cerezyme and Fabrazyme, resulting in supply constraints for Cerezyme and Fabrazyme since that time offset, in part, by:

  •
  favorable exchange rate fluctuations for the six months ended June 30, 2010 offset, in part, by unfavorable exchange rates for the three months ended June 30, 2010;

  •
  continued growth in sales volume for Aldurazyme and other PGH products, primarily Elaprase; and

  •
  the addition of sales of Lumizyme after it received FDA approval in May 2010.

Cerezyme and Fabrazyme

        The supply constraint for Cerezyme adversely impacted Cerezyme revenue by $154.9 million for the three months ended June 30, 2010 and by $280.5 million for the six months ended June 30, 2010. The weakening of foreign currencies, primarily the Euro, against the U.S. dollar, adversely impacted Cerezyme revenue by $1.5 million for the three months ended June 30, 2010. Exchange rate fluctuations, primarily the Euro against the U.S. dollar, positively impacted Cerezyme revenue by $5.9 million for the six months ended June 30, 2010. Our results of operations are dependent on sales of Cerezyme and any reduction in revenue from sales of this product adversely affects our results of operations. Sales of Cerezyme were approximately 13% of our total revenue for the three months ended June 30, 2010, and 15% of our total revenue for the six months ended June 30, 2010 which reflect periods of supply constraint, as compared to approximately 24% and 25% for the same periods in 2009.

        The supply constraint for Fabrazyme adversely impacted Fabrazyme revenue by $94.2 million for the three months ended June 30, 2010 and by $166.6 million for the six month ended June 30, 2010. The weakening of foreign currencies against the U.S. dollar had no significant impact on Fabrazyme revenue for the three months ended June 30, 2010. Exchange rate fluctuations positively impacted Fabrazyme revenue by $2.3 million for the six months ended June 30, 2010.

        Under the FDA consent decree, we are required to move our fill-finish operations for Cerezyme and Fabrazyme out of our Allston facility. We are in the process of transferring these operations to Hospira.

        The Cerezyme and Fabrazyme supply constraints resulting from the suspension of production at our Allston facility have created opportunities for our competitors and our future sales may be negatively affected by competitive products by Shire Human Genetic Therapies Inc., a business unit of Shire plc, or Shire, and Protalix Biotherapeutics Ltd., or Protalix. After our products experienced supply constraints, Shire and Protalix were able to offer their developmental therapies for the treatment of Gaucher disease to patients in the United States through an FDA-approved treatment investigational new drug application, or T-IND, protocol and to patients in the European Union and other countries through pre-approval access programs. Shire received marketing approval for VPRIV™ from the FDA in late February 2010 and announced that it will price this therapy lower than Cerezyme. Shire also received a positive opinion from the EMA Committee for Human Medicinal Product in June 2010. Shire has announced that it expects its manufacturing plant to be approved for commercial product in late 2011 or early 2012. Protalix submitted its new drug application, or NDA, for UPLYSO™ to the FDA in December 2009 and has been granted "fast track" designation with a Prescription Drug User Fee Act, or PDUFA, date of February 25, 2011. In December 2009, Protalix and Pfizer entered into an agreement to develop and commercialize UPLYSO. The FDA has granted orphan drug status to both Shire's and Protalix's therapies for the treatment of Gaucher disease. Outside of the United States, Fabrazyme currently competes with Replagal, a product marketed by Shire. In the United States, the FDA has approved a T-IND for Replagal. In August 2010, Shire reported that it had withdrawn its biologics license application, or BLA, for Replagal that it had submitted in December 2009 to the FDA, and for which it had been granted "fast track" designation, to consider updating it with additional clinical data. In June 2010, Shire closed enrollment in its T-IND in the United States for Replagal and announced plans to actively manage emergency requests for the drug from new patients.

        We are aware that some Gaucher and Fabry patients have switched to one of our competitors' therapies during the period of supply constraint and there is a risk that they may not switch back to our products, which would result in the loss of additional revenue for us. In April 2010, the EMA advised physicians to consider switching Fabry disease patients from Fabrazyme to Replagal based on its concerns that certain patients were not tolerating reduced dosages of Fabrazyme. We also have encouraged patients to switch to competitors products during the period of supply constraint. These actions may result in additional patients switching to our competitors' therapies. In July 2010, the EMA issued a temporary recommendation to physicians that new Fabry disease patients be treated with Replagal as an alternative to Fabrazyme because of continued supply shortages of Fabrazyme. In addition, the institution of treatment guidelines and dose conservation measures during the supply constraint present the risk that physicians and patients will not resume prior treatment or dosage levels after the supply constraint has ended, potentially resulting in further loss of revenue for us. Our estimates of the demand for Cerezyme and Fabrazyme and, as a result, estimates of our shipping allocations based on such demand, are impacted by patients switching to our competitors' therapies and by long-term adoption by patients of lower treatment or dosage levels.

Myozyme/Lumizyme

        Myozyme/Lumizyme revenue increased for the three and six months ended June 30, 2010 due to increased patient identification outside of the United States following the European approval in February 2009 and the U.S. approval in May 2010 of the product produced at our Geel facility using the 4000L scale process. We implemented a price increase for Myozyme/Lumizyme as of June 1, 2010 which had no significant impact on Myozyme/Lumizyme revenue for the three and six months ended June 30, 2010. The weakening of foreign currencies, primarily the Euro, against the U.S. dollar, adversely impacted Myozyme/Lumizyme revenue by $3.7 million for the three months ended June 30, 2010. Exchange rate fluctuations had no significant impact on Myozyme/Lumizyme revenue for the six months ended June 30, 2010.

Aldurazyme

        Aldurazyme revenue increased for the three and six months ended June 30, 2010 due to increased patient identification worldwide as Aldurazyme was introduced into new markets. Exchange rate fluctuations had no significant impact on Aldurazyme revenue for the three and six months ended June 30, 2010.

Other Personalized Genetic Health

        Other PGH product revenue increased for the three and six months ended June 30, 2010, primarily due to increased sales of Elaprase attributable to the continued identification of new patients in our territories. We have rights to commercialize Elaprase in Japan and other Asia Pacific countries under an agreement with Shire. The strengthening of foreign currencies, primarily the Japanese yen, against the U.S. dollar, positively impacted Other PGH product revenue by $1.0 million for the three months ended June 30, 2010 and by $1.5 million for the six months ended June 30, 2010.

Renal and Endocrinology

	Three Months Ended June 30,				Six Months Ended June 30,
			Increase/ (Decrease)	Increase/ (Decrease) % Change			Increase/ (Decrease)	Increase/ (Decrease) % Change
	2010	2009			2010	2009
	(Amounts in thousands)
Renagel/Renvela (including sales of bulk sevelamer)	$170,066	$175,398	$(5,332)	(3)%	$334,673	$345,997	$(11,324)	(3)%
Hectorol	41,863	28,981	12,882	44%	83,888	62,011	21,877	35%
Thyrogen	46,300	42,860	3,440	8%	91,925	81,686	10,239	13%
Other Renal and Endocrinology	—	30	(30)	(100)%	—	30	(30)	(100)%

Total Renal and Endocrinology	$258,229	$247,269	$10,960	4%	$510,486	$489,724	$20,762	4%

        Sales of Renagel/Renvela, including sales of bulk sevelamer, decreased for the three and six months ended June 30, 2010, primarily due to the effect of Renagel pricing in Brazil and the conversion of patients to Renvela in the United States. In 2009, we decreased the price of Renagel in Brazil in connection with successfully negotiating a government tender in the face of competition from two similar products that had been approved in that country. Total revenue for Renagel/Renvela, including sales of bulk sevelamer, reflects the increasing percentage of Renvela sales within the United States. The weakening of foreign currencies, primarily the Euro, against the U.S. dollar, had no significant impact on Renagel revenue for the three months ended June 30, 2010. Exchange rate fluctuations positively impacted Renagel revenue by $6.7 million for the six months ended June 30, 2010.

        We manufacture the majority of our supply requirements for sevelamer hydrochloride (the active ingredient in Renagel) and sevelamer carbonate (the active ingredient in Renvela) at our manufacturing facility in Haverhill, England. In December 2009, equipment failure caused an explosion and fire at this facility, which damaged some of the equipment used to produce these active ingredients as well as the building in which the equipment was located. As a result, we temporarily suspended production of sevelamer hydrochloride and sevelamer carbonate at this facility while repairs were made. We resumed production of sevelamer hydrochloride in May 2010. We anticipate that the facility will resume production of sevelamer carbonate in the fourth quarter of 2010. We believe that we have adequate supply levels to meet the current demand for both Renagel and Renvela and do not anticipate there will be any supply constraints for either product while the facility undergoes repairs. We recorded a total of $6.1 million of expenses, net of $2.4 million of insurance reimbursements, for the three months ended and a total of $13.7 million, net of $5.4 million of insurance reimbursements, for the six months ended June 30, 2010 to cost of products sold in our consolidated statements of operations for Renagel and Renvela related to the remediation cost of our Haverhill, England manufacturing facility, including repairs and idle capacity expenses. We expect to incur approximately $10 million of additional costs related to the remediation of this facility in the third quarter of 2010.

        Sales of Hectorol increased for the three and six months ended June 30, 2010, primarily due to price increases in the second and fourth quarters of 2009 and the first quarter of 2010. Sales of Hectorol also include an increase in sales volume due to the addition of the Hectorol 1mcg capsule formulation in August 2009.

        Renagel/Renvela and Hectorol currently compete with several other marketed products and will have additional competitors in the future. Competitive products, especially if they are lower cost generic or follow-on products, will adversely impact the revenues we recognize from Renagel/Renvela. Our core patents protecting Renagel/Renvela and Hectorol expire in 2014 in the United States. We are unable to accurately estimate the unfavorable qualitative and quantitative impact of the expiration of these patents on our future operations and liquidity, as the impact is dependent on numerous factors beyond our control. These factors include: the outcome of pending patent litigations; the timing of a competitive generic product's entry into the market; the number of generic products that actually enter the market and which markets generic entrants choose or are authorized to enter; the identity and the operational, manufacturing, distribution and marketing capabilities of the generic entrants; the reimbursement environment for the products in the United States and globally; and, in the case of Renagel/Renvela, requirements that the various regulatory agencies around the globe may impose on a manufacturer to demonstrate bioequivalence of these non-absorbed polymer-based products. Because these conditional events described above have not yet occurred, the current periods reflected in this filing have not been adversely affected; however, we expect the future impact to be unfavorable. See also "Some of our products may face competition from lower cost generic or follow-on products" under the heading "Risk Factors" in this filing.

        The Medicare Improvements for Patients and Providers Act of 2008, or MIPPA, directs the Centers for Medicare and Medicaid Services, or CMS, to establish a bundled payment system to reimburse dialysis providers treating patients with end stage renal disease, or ESRD. On July 26, 2010, CMS issued a final rule setting forth the dialysis bundled payment system that will begin on January 1, 2011. The final rule delays until 2014 the inclusion of ESRD-related oral drugs such as Renagel/Renvela and other oral phosphate binders that do not have an intravenous or injectable equivalent, in the bundled payment system. As a result, Renagel/Renvela will continue to be separately reimbursed by Medicare until 2014. However, beginning January 1, 2011, the bundled payment system will include ESRD-related IV drugs and biologics and their oral equivalents, including intravenous Vitamin D analogs and their oral equivalents such as Hectorol for Infusion and Hectorol capsules. We are in the process of evaluating the potential impact of the bundled payment system on our business.

        Sales of Thyrogen increased for the three months ended June 30, 2010, primarily due to a price increase in July 2009. Sales of Thyrogen increased for the six months ended June 30, 2010, primarily due to a price increase in July 2009. Exchange rate fluctuations, primarily the Euro against the U.S. dollar, positively impacted Thyrogen revenue by $1.1 million for the six months ended June 30, 2010. The weakening of foreign currencies, primarily the Euro against the U.S. dollar, had no significant impact on Thyrogen revenue for the three months ended June 30, 2010. Under the FDA consent decree, Thyrogen distributed in the United States and filled and finished at our Allston facility will only be distributed based on medical necessity, in accordance with FDA criteria. In addition, the consent decree requires us to move our fill-finish operations out of our Allston facility for Thyrogen sold within the United States by November 22, 2010 and for Thyrogen sold outside the United States by August 31, 2011. We are in the process of transferring these operations to Hospira, a third-party contract manufacturer.

Biosurgery

	Three Months Ended June 30,				Six Months Ended June 30,
			Increase/ (Decrease)	Increase/ (Decrease) % Change			Increase/ (Decrease)	Increase/ (Decrease) % Change
	2010	2009			2010	2009
	(Amounts in thousands)
Synvisc/Synvisc-One	$107,686	$82,417	$25,269	31%	$187,193	$145,588	$41,605	29%
Sepra products	38,935	36,038	2,897	8%	76,112	70,342	5,770	8%
Other Biosurgery	5,186	8,658	(3,472)	(40)%	14,763	20,311	(5,548)	(27)%

Total Biosurgery	$151,807	$127,113	$24,694	19%	$278,068	$236,241	$41,827	18%

        Biosurgery product revenue increased for the three and six months ended June 30, 2010, primarily due to increased sales for Synvisc/Synvisc-One due to the addition of Synvisc-One sales in the United States. We received marketing approval for Synvisc-One in the United States in February 2009. Exchange rate fluctuations, primarily the Euro against the U.S. dollar, positively impacted Biosurgery revenue by $2.2 million for the six months ended June 30, 2010. The weakening of foreign currencies, primarily the Euro against the U.S. dollar, had no significant impact on Biosurgery revenue for the three months ended June 30, 2010.

Hematology and Oncology

	Three Months Ended June 30,				Six Months Ended June 30,
			Increase/ (Decrease)	Increase/ (Decrease) % Change			Increase/ (Decrease)	Increase/ (Decrease) % Change
	2010	2009			2010	2009
	(Amounts in thousands)
Mozobil	$22,141	$11,650	$10,491	90%	$41,107	$22,487	$18,620	83%
Thymoglobulin	58,232	53,632	4,600	9%	111,142	104,287	6,855	7%
Clolar	25,520	19,708	5,812	29%	50,208	37,868	12,340	33%
Other Hematology and Oncology	70,597	25,856	44,741	>100%	130,324	32,848	97,476	>100%

Total Hematology and Oncology	$176,490	$110,846	$65,644	59%	$332,781	$197,490	$135,291	69%

        Hematology and Oncology product revenue increased for the three and six months ended June 30, 2010, primarily due to:

  •
  increased sales of Mozobil due to increased penetration of the product in the United States and the launch of the product in Europe in August 2009;

  •
  increased demand for Clolar globally; and

  •
  the addition of sales of Campath, Fludara and Leukine beginning the end of May 2009 as a result of our acquisition from Bayer.

Exchange rate fluctuations had no significant impact on Hematology and Oncology revenue for the three and six months ended June 30, 2010.

Other Product Revenue

	Three Months Ended June 30,				Six Months Ended June 30,
			Increase/ (Decrease)	Increase/ (Decrease) % Change			Increase/ (Decrease)	Increase/ (Decrease) % Change
	2010	2009			2010	2009
	(Amounts in thousands)
Total Other product revenue	$37,879	$48,512	$(10,633)	(22)%	$82,211	$97,606	$(15,395)	(16)%

        Other product revenue decreased for the three and six months ended June 30, 2010, primarily due to decreased demand for pharmaceutical intermediates products.

Service Revenue

        We derive service revenues primarily from the following sources:

  •
  sales of Matrix-induced Autologous Chondrocyte Implantation, or MACI, a proprietary cell therapy product for cartilage repair, in Europe and Australia, Carticel for the treatment of cartilage damage in the United States, and Epicel for the treatment of severe burns, all of which are included in our Biosurgery reporting segment; and

  •
  genetics business unit, which provides reproductive and oncology diagnostic testing services, and is included in Other service revenue.

        The following table sets forth our service revenue on a segment basis (amounts in thousands):

	Three Months Ended June 30,				Six Months Ended June 30,
			Increase/ (Decrease)	Increase/ (Decrease) % Change			Increase/ (Decrease)	Increase/ (Decrease) % Change
	2010	2009			2010	2009
Personalized Genetic Health	$23	$43	$(20)	(47)%	$43	$80	$(37)	(46)%
Biosurgery	11,771	11,344	427	4%	22,317	21,176	1,141	5%
Hematology and Oncology	—	292	(292)	(100)%	—	737	(737)	(100)%
Other service revenue	91,795	94,014	(2,219)	(2)%	183,144	185,199	(2,055)	(1)%

Total service revenue	$103,589	$105,693	$(2,104)	(2)%	$205,504	$207,192	$(1,688)	(1)%

        Service revenue decreased slightly for the three and six months ended June 30, 2010, primarily due to a decrease in genetic testing service revenue due to a decrease in demand for higher priced genetics testing services offset, in part, by an increase in Biosurgery service revenue due to increased demand for Carticel and MACI. Exchange rate fluctuations had no significant impact on service revenue for the three and six months ended June 30, 2010.

International Product and Service Revenue

        A substantial portion of our revenue is generated outside of the United States. The following table provides information regarding the change in international product and service revenue as a percentage of total product and service revenue during the periods presented (amounts in thousands):

	Three Months Ended June 30,				Six Months Ended June 30,
			Increase/ (Decrease)	Increase/ (Decrease) % Change			Increase/ (Decrease)	Increase/ (Decrease) % Change
	2010	2009			2010	2009
International product and service revenue	$501,568	$606,988	$(105,420)	(17)%	$1,015,027	$1,158,100	$(143,073)	(12)%
% of total product and service revenue	47%	50%			47%	49%

        International product and service revenue decreased for the three and six months ended June 30, 2010, primarily due to a decrease in international sales volume for Cerezyme and Fabrazyme for the three and six months ended June 30, 2010 due to supply constraints.

        This decrease was offset, in part, by:

  •
  growth in the international sales volume of Myozyme, Aldurazyme, Elaprase, Thyrogen, Synvisc, Seprafilm, Thymoglobulin and Clolar for the three and six months ended June 30, 2010;

  •
  the addition of international product sales of Campath as of May 29, 2009 in lieu of and in excess of international royalties formerly earned on sales of Campath prior to our transaction with Bayer;

  •
  the addition of international sales of Fludara and additional sales of Campath as of May 2009 and sales of Mozobil in Europe beginning in the third quarter of 2009; and

  •
  exchange rate fluctuation, primarily the Euro against the U.S. dollar, which positively impacted total product and service revenue by $23.8 million for the six months ended June 30, 2010. The weakening of foreign currencies, primarily the Euro against the U.S. dollar, adversely impacted total product and service revenue by $6.2 million for the three months ended June 30, 2010.

Research and Development Revenue

        The following table sets forth our research and development revenue on a segment basis (amounts in thousands):

	Three Months Ended June 30,				Six Months Ended June 30,
			Increase/ (Decrease)	Increase/ (Decrease) % Change			Increase/ (Decrease)	Increase/ (Decrease) % Change
	2010	2009			2010	2009
Renal and Endocrinology	$150	$8	$142	>100%	$316	$21	$295	>100%
Biosurgery	404	870	(466)	(54)%	963	1,432	(469)	(33)%
Hematology and Oncology	7	852	(845)	(99)%	26	2,336	(2,310)	(99)%
Multiple Sclerosis	—	5,066	(5,066)	(100)%	—	12,357	(12,357)	(100)%
Other	67	99	(32)	(32)%	256	381	(125)	(33)%
Corporate	300	497	(197)	(40)%	300	993	(693)	(70)%

Total research and development revenue	$928	$7,392	$(6,464)	(87)%	$1,861	$17,520	$(15,659)	(89)%

        Total research and development revenue decreased for the three and six months ended June 30, 2010, primarily due to a decrease in Multiple Sclerosis research and development revenue as a result of our acquisition from Bayer and termination of the Campath profit share arrangement. As of May 29, 2009, the effective date of our acquisition from Bayer, we ceased recognizing research and development revenue for Bayer's reimbursement of a portion of the development costs for alemtuzumab for MS. The fair value of the research and development costs to be reimbursed by Bayer is accounted for as an offset to the contingent consideration obligations for alemtuzumab for MS.

GROSS PROFIT AND MARGINS

        The components of our total margins are described in the following table (amounts in thousands):

	Three Months Ended June 30,				Six Months Ended June 30,
			Increase/ (Decrease)	Increase/ (Decrease) % Change			Increase/ (Decrease)	Increase/ (Decrease) % Change
	2010	2009			2010	2009
Gross product profit	$673,278	$826,526	$(153,248)	(19)%	$1,365,164	$1,628,208	$(263,044)	(16)%
Product margin	69%	74%			70%	76%
Gross service profit	$37,065	$44,069	$(7,004)	(16)%	$73,108	$85,318	$(12,210)	(14)%
Service margin	36%	42%			36%	41%
Total gross product and service profit	$710,343	$870,595	$(160,252)	(18)%	$1,438,272	$1,713,526	$(275,254)	(16)%
Total product and service margin	66%	71%			67%	73%

Gross Product Profit and Product Margin

        Our overall gross product profit decreased for the three and six months ended June 30, 2010, primarily due to:

  •
  decreased sales volume for Cerezyme and Fabrazyme;

  •
  price decreases for Renagel outside of the United States, primarily in Brazil in connection with successfully negotiating a government tender in the face of competition from two similar products that had been approved in that country; and

  •
  charges of $10.2 million for the three months ended June 30, 2010 and $18.9 million for the six months ended June 30, 2010 for the amortization of inventory step-up of Campath, Fludara and Leukine resulting from our transaction with Bayer in May 2009 as compared to $6.6 million for the three and six months ended June 30, 2009.

        These decreases were offset, in part, by:

  •
  increased sales volumes for Myozyme, Aldurazyme, Elaprase, Hectorol, Synvisc, Seprafilm and Clolar;

  •
  the addition of sales of Lumizyme after it received FDA approval in May 2010; and

  •
  the addition of sales of Fludara and Leukine and additional sales of Campath as of May 29, 2009 and the addition of sales of Mozobil in Europe beginning in August 2009.

        Our product margin decreased for the three and six months ended June 30, 2010, primarily due to:

  •
  a shift in product mix to lower margin products attributable to the supply constraints for Cerezyme and Fabrazyme;

  •
  the increase in sales volume for Myozyme, Aldurazyme and Elaprase, all of which are lower margin products; and

  •
  the addition of sales of Fludara and Leukine and additional sales of Campath as of the end of May 29, 2009, all of which are lower margin products.

        Gross product profit and gross product margin also decreased for the three and six months ended June 30, 2010 due to manufacturing-related charges as described below:

  •
  $28.5 million of charges for the three months ended June 30, 2010, of which $14.9 million is related to the write off of Cerezyme and Fabrazyme work-in-process material that was unfinished when the interruption occurred, based on our determination that such material could not be finished, and other inventory for these products that did not meet the necessary quality specifications, $6.1 million, net of $2.4 million of insurance reimbursements, is related to the temporary suspension of production of sevelamer hydrochloride and sevelamer carbonate at and subsequent remediation of our Haverhill, England facility resulting from an explosion and fire in December 2009 and $6.0 million is related to the write off of Thyrogen inventory; and

  •
  $39.3 million of charges for the six months ended June 30, 2010, of which $16.4 million is related to the write off of Cerezyme and Fabrazyme inventory, as described above, $13.7 million, net of $5.4 million of insurance reimbursements, is related to the temporary suspension of production of sevelamer hydrochloride and sevelamer carbonate at and subsequent remediation of our Haverhill, England facility resulting from an explosion and fire in December 2009 and $7.1 million is related to the write off of Thyrogen inventory.

Gross product profit and gross product margin for the three and six months ended June 30, 2009 includes $14.2 million of charges for the initial costs related to the remediation of our Allston facility and $8.4 million of charges for the write off of Cerezyme work-in-process material recorded in June 2009.

        Our gross product profit and product margin for the three months ended June 30, 2010 were also impacted by the unfavorable effect of foreign exchange rates on product sales outside of the United States, offset, in part, by the favorable effect of such rates on the cost of those products. Our gross product profit and product margin for the six months ended June 30, 2010 were also impacted by the favorable effect of foreign exchange rates on product sales outside of the United States, offset, in part, by the unfavorable effect of such rates on the cost of those products.

        We expect to incur approximately $10 million of additional costs related to the remediation of our Haverhill, England facility in the third quarter of 2010.

        At any particular period, we may have certain inventory that requires further evaluation or testing to ensure that it meets appropriate quality specifications. As of June 30, 2010, we have approximately $16 million of inventory that is being evaluated or tested, including $6.3 million of Fabrazyme, $3.9 million of Myozyme and $3.6 million of Thymoglobulin. If we determine that this inventory, or any portion thereof, does not meet the necessary quality standards, it would result in a write off of the inventory and a charge to earnings.

Gross Service Profit and Service Margin

        Our overall gross service profit and total service margin decreased for the three and six months ended June 30, 2010, primarily due to increased employee, rent and depreciation expenses for our genetic testing business unit.

OPERATING EXPENSES

Selling, General and Administrative Expenses

        The following table provides information regarding the change in SG&A during the periods presented (amounts in thousands):

	Three Months Ended June 30,				Six Months Ended June 30,
			Increase/ (Decrease)	Increase/ (Decrease) % Change			Increase/ (Decrease)	Increase/ (Decrease) % Change
	2010	2009			2010	2009
Selling, general and administrative expenses	$402,535	$354,128	$48,407	14%	$955,845	$672,089	$283,756	42%
% of total revenue	37%	29%			44%	28%

        SG&A increased for the three and six months ended June 30, 2010, primarily due to spending increases of:

  •
  $5.0 million for PGH for the three months ended June 30, 2010, primarily due to an increase in bad debt expense recorded to SG&A and $180.2 million for PGH for the six months ended June 30, 2010, primarily due to a charge of $175.0 million we recorded in our consolidated statements of operations for the six months ended June 30, 2010 relating to the consent decree we entered into with the FDA that provides for an upfront disgorgement of past profits;

  •
  $6.9 million for the three months ended June 30, 2010 and $13.7 million for the six months ended June 30, 2010 for Renal and Endocrinology, primarily due to an increase in sales and marketing expenses related to the Renvela product launch and increased litigation expenses for Renagel/Renvela and Hectorol;

  •
  $9.7 million for the three months ended June 30, 2010 and $24.2 million for the six months ended June 30, 2010 for Hematology and Oncology, primarily due to an increase in sales and marketing expenses to support the addition of Campath, Fludara and Leukine and sales force expansion to support the launch of Mozobil in Europe beginning in the third quarter of 2009; and

  •
  $33.2 million for the three months ended June 30, 2010 and $58.2 million for the six months ended June 30, 2010 for Corporate, primarily due to increased spending related to upgrading our information technology systems, including installation and implementation of a new enterprise resource planning system worldwide, the costs for which did not meet the criteria for capitalization, as well as increased employee benefit costs and expenses related to our contested 2010 director elections.

SG&A increased by $2.1 million for the three months ended June 30, 2010 due to unfavorable exchange rate fluctuations for the three months ended June 30, 2010. SG&A decreased by $6.2 million for the six months ended June 30, 2010 due to favorable exchange rate fluctuations for the six months ended June 30, 2010.

Research and Development Expenses

        The following table provides information regarding the change in research and development expenses during the periods presented (amounts in thousands):

	Three Months Ended June 30,				Six Months Ended June 30,
			Increase/ (Decrease)	Increase/ (Decrease) % Change			Increase/ (Decrease)	Increase/ (Decrease) % Change
	2010	2009			2010	2009
Research and development expenses	$225,558	$210,522	$15,036	7%	$446,488	$417,447	$29,041	7%
% of total revenue	21%	17%			21%	18%

        Research and development expenses increased for the three and six months ended June 30, 2010, primarily due to:

  •
  a $10.9 million increase in spending for the three months ended June 30, 2010 and a $22.4 million increase for the six months ended June 30, 2010 on our PGH research and development programs, primarily due to expenses related to the ongoing phase 3b study of eliglustat tartrate, an oral therapy that could provide an additional treatment option for patients with Type 1 Gaucher disease;

  •
  a $5.1 million increase in spending for the three months ended June 30, 2010 and a $12.5 million increase for the six months ended June 30, 2010 on our Hematology and Oncology research and development programs, primarily due to increase in research and development spending related to Campath, Fludara and Leukine; and

  •
  a $5.9 million increase in spending for the three months ended June 30, 2010 and a $19.3 million increase for the six months ended June 30, 2010 for Corporate, primarily due to increases in personnel, support services and consulting expenses.

Research and development expense increased by $1.1 million for the three months ended June 30, 2010 due to unfavorable exchange rate fluctuations for the three months ended June 30, 2010. Research and development expense decreased by $1.7 million for the six months ended June 30, 2010 due to favorable exchange rate fluctuations for the six months ended June 30, 2010.

        These increases were partially offset by a spending decrease of:

  •
  $7.7 million for the three months ended June 30, 2010 and $12.1 million for the six months ended June 30, 2010 on our Renal and Endocrinology research and development programs, primarily due to a decrease in spending as a result of the termination of our clinical trial for expanded use of phosphate binders; and

  •
  $16.7 million on research and development programs included under the category "Other," primarily due to a payment of $18.2 million to EXACT Sciences for the purchase of intellectual property in January 2009 for which there was no comparable amount for the six months ended June 30, 2010.

Amortization of Intangibles

        The following table provides information regarding the change in amortization of intangibles expense during the periods presented (amounts in thousands):

	Three Months Ended June 30,				Six Months Ended June 30,
			Increase/ (Decrease)	Increase/ (Decrease) % Change			Increase/ (Decrease)	Increase/ (Decrease) % Change
	2010	2009			2010	2009
Amortization of intangibles	$67,891	$63,945	$3,946	6%	$138,875	$121,543	$17,332	14%
% of total revenue	6%	5%			6%	5%

        Amortization of intangibles expense increased for the three and six months ended June 30, 2010, primarily due to the acquisition of the worldwide marketing and distribution rights to the oncology products Campath, Fludara and Leukine from Bayer and to additional amortization expense for the Synvisc sales and marketing rights we reacquired from Pfizer.

        As discussed in Note 8., "Goodwill and Other Intangible Assets," to our unaudited, consolidated financial statements included in this prospectus, we calculate amortization expense for the Synvisc sales and marketing rights we reacquired from Pfizer and the Myozyme/Lumizyme patent and technology rights pursuant to a licensing agreement with Synpac by taking into account forecasted future Net Sales of the products, and the resulting estimated future contingent payments we will be required to make. In addition, we also calculate amortization for the technology intangible assets for Fludara based on forecasted future sales of Fludara. We completed the contingent royalty payments to Pfizer related to North American sales of Synvisc in the first quarter of 2010 and anticipate completing the remaining contingent royalty payments to Pfizer related to sales of the product outside of the United States by the first quarter of 2011, the amount of which is not significant. As a result, we expect amortization of intangibles expense to fluctuate over the next five years based on the future contingent payments to Synpac, as well as changes in the forecasted revenue for Fludara.

Contingent Consideration Expense

        The following table provides information regarding the change in contingent consideration expense during the periods presented (amounts in thousands):

	Three Months Ended June 30,				Six Months Ended June 30,
			Increase/ (Decrease)	Increase/ (Decrease) % Change			Increase/ (Decrease)	Increase/ (Decrease) % Change
	2010	2009			2010	2009
Contingent consideration expense	$10,021	$9,090	$931	10%	$72,570	$9,090	$63,480	>100%
% of total revenue	1%	1%			3%	—

        In June 2009, we recorded contingent consideration obligations totaling $964.1 million for the acquisition date fair value of the contingent royalty and milestone payments due to Bayer based on future sales and the successful achievement of certain sales volumes for Campath, Fludara and Leukine and for alemtuzumab for MS.

        Any change in the fair value of the contingent consideration obligations subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in our estimates of the sales volume for these products, will be recognized in earnings in the period the estimated fair value changes. The fair value estimates are based on the probability weighted sales volumes to be achieved for Campath, Fludara, Leukine and for alemtuzumab for MS over the earn-out period for each product. A change in the fair value of the acquisition-related contingent consideration obligations could have a material affect on our consolidated statements of operations and financial position in the period of the change in estimate.

        As of June 30, 2010, the fair value of the total contingent consideration obligations was $977.2 million primarily due to changes in the assumed timing and amount of revenue and expense estimates. Accordingly, we recorded a total of $10.0 million for the three months ended June 30, 2010 and $72.6 million for the six months ended June 30, 2010 of contingent consideration expenses, of which $(13.1) million was allocated to our Hematology and Oncology reporting segment and $85.7 million was allocated to our Multiple Sclerosis reporting segment. Contingent consideration expense of $20.9 million relates to changes in estimates for the six months ended June 30, 2010.

Purchase of In-Process Research and Development

        The following table sets forth the significant IPR&D projects for the companies and assets we acquired between January 1, 2006 and June 30, 2010 (amounts in millions):

Company/Assets Acquired	Purchase Price	IPR&D		Programs Acquired	Discount Rate Used in Estimating Cash Flows	Year of Expected Launch		Estimated Cost to Complete
Bayer (2009)	$1,006.5	$458.7		alemtuzumab for MS—US	16%	2012		$169.7	(1)
		174.2		alemtuzumab for MS—ex-US	16%	2013		$64.4	(2)

		$632.9	(3)

Bioenvision (2007)	$349.9	$125.5	(4)	Clolar(5)	17%	2010 - 2016	(6)	$20.0

AnorMED (2006)	$589.2	$526.8	(4)	Mozobil(7)	15%	2016		$14.9

(1)
Does not include anticipated reimbursements from Bayer totaling approximately $44 million.

(2)
Does not include anticipated reimbursements from Bayer totaling approximately $16 million.

(3)
Capitalized as an indefinite-lived intangible asset.

(4)
Expensed on acquisition date.

(5)
Clolar is approved for the treatment of relapsed and refractory pediatric ALL. The IPR&D projects for Clolar are related to the development of the product for the treatment of other indications.

(6)
Year of expected launch reflects both the ongoing launch of the products for currently approved indications and the anticipated launch of the products in the future for new indications.

(7)
Mozobil received marketing approval for use in stem cell transplants in the United States in December 2008 and in Europe in July 2009. Mozobil is also being developed for tumor sensitization.

OTHER INCOME AND EXPENSES

	Three Months Ended June 30,				Six Months Ended June 30,
			Increase/ (Decrease)	Increase/ (Decrease) % Change			Increase/ (Decrease)	Increase/ (Decrease) % Change
	2010	2009			2010	2009
	(Amounts in thousands)
Equity in loss of equity method investments	$(870)	$—	$(870)	N/A	$(1,567)	$—	$(1,567)	N/A
Losses on investment in equity securities, net	(31,562)	(105)	(31,457)	>(100)%	(31,399)	(681)	(30,718)	>(100)%
Gain on acquisition of business	—	24,159	(24,159)	(100)%	—	24,159	(24,159)	(100)%
Other	356	(2,056)	2,412	>100%	(246)	(3,035)	2,789	92%
Investment income	3,084	4,144	(1,060)	(26)%	6,384	9,494	(3,110)	(33)%

Total other income (expenses)	$(28,992)	$26,142	$(55,134)	>(100)%	$(26,828)	$29,937	$(56,765)	>(100)%

Equity in Loss of Equity Method Investments

        Effective January 1, 2010, in accordance with changes in the guidance related to how we account for variable interest entities, we were required to reassess our designation as primary beneficiary of BioMarin/Genzyme LLC based on a control-based approach. Under this approach, an entity must have the power to direct the activities that most significantly impact a variable interest entity's economic performance in order to meet the requirements of a primary beneficiary. We have concluded that BioMarin/Genzyme LLC is a variable interest entity, but does not have a primary beneficiary because the power to direct the activities of BioMarin/Genzyme LLC that most significantly impact its performance, is, in fact, shared equally between us and BioMarin through our commercialization rights and BioMarin's manufacturing rights. Effective January 1, 2010, we no longer consolidate the results of BioMarin/Genzyme LLC and instead record our portion of the results of BioMarin/Genzyme LLC in equity in loss of equity method investments in our consolidated statements of operations.

Losses on Investment in Equity Securities, Net

        We review for potential impairment the carrying value of each of our strategic investments in equity securities on a quarterly basis. The closing price per share of Isis common stock exhibited volatility during 2009 and the six months ended June 30, 2010 and has remained below our historical cost since September 1, 2009, with closing prices since that date ranging from a high of $15.69 per share to a low of $8.66 per share. We considered all available evidence in assessing the decline in value of our investment in Isis common stock, including investment analyst reports and Isis's expected results and future outlook. However, despite such evidence if the fair value of any of our investments remain below our historical cost for a consecutive nine months, we will generally conclude that it is unclear over what period the stock price of our investment would recover and that any evidence suggesting that the investment would recover to at least our historical cost is not sufficient to overcome the presumption that the current market price is the best indicator of the value of this investment. Accordingly, given the significance and duration of the decline in value of our investment in Isis common stock as of June 30, 2010, we considered the decline in value of this investment to be other than temporary and we recorded a $32.3 million impairment charge to losses on investment in equity securities, net in our consolidated statements of operations for the three and six months ended June 30, 2010.

Gain on Acquisition of Business

        We recorded a gain on acquisition of business of $24.2 million for the three months ended June 30, 2009 for our Multiple Sclerosis reporting segment related to our acquisition of the worldwide rights to the oncology products Campath, Fludara, Leukine and alemtuzumab for MS from Bayer for which there were no comparable amounts in 2010. The fair value of the identifiable assets acquired of $1.03 billion exceeded the fair value of the purchase price for the transaction of $1.01 billion.

Investment Income

        Our investment income decreased for the three and six months ended June 30, 2010 primarily due to a decrease in our average portfolio yield and lower average cash and investment balances.

BENEFIT FROM (PROVISION FOR) INCOME TAXES

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	(Amounts in thousands)
Benefit from (provision for) income taxes	$19,953	$(78,870)	$81,752	$(157,754)
Effective tax rate	(84)%	30%	(41)%	29%

        Our effective tax rate for all periods presented varies from the U.S. statutory tax rate as a result of:

  •
  income and expenses taxed at rates other than the U.S. statutory tax rate;

  •
  our provision for state income taxes;

  •
  domestic manufacturing benefits;

  •
  benefits related to tax credits; and

  •
  non-deductible stock-based compensation expenses totaling $9.1 million for the three months ended and $21.0 million for the six months ended June 30, 2010, as compared to $21.8 million for the three months ended and $31.5 million for the six months ended June 30, 2009.

        In addition, our tax benefit for both the three and six months ended June 30, 2010 includes:

  •
  tax expenses resulting from the remeasurement of the deferred tax assets related to our acquisition from Bayer in 2009 in the amount of $9.9 million for the three months ended June 30, 2010 and $20.6 million for the six months ended June 30, 2010; and

  •
  $10.0 million of tax benefits due to the realization, for U.S. income tax purposes, of prior periods' foreign income tax paid.

Our benefits from tax provisions for the six months ended June 30, 2010 also includes tax benefits in the amount of $15.2 million as a result of the resolution of tax examinations in major tax jurisdictions.

        We are currently under audit by various states and foreign jurisdictions for various years. We believe that we have provided sufficiently for all audit exposures. Settlement of these audits or the expiration of the statute of limitations on the assessment of income taxes for any tax year will likely result in a reduction of future tax provisions. Any such benefit would be recorded upon final resolution of the audit or expiration of the applicable statute of limitations.

LIQUIDITY AND CAPITAL RESOURCES

        We continue to generate cash from operations. We had cash, cash equivalents and short-and long-term investments of $974.2 million at June 30, 2010 and $1.05 billion at December 31, 2009.

        The following is a summary of our statements of cash flows for the six months ended June 30, 2010 and 2009:

Cash Flows from Operating Activities

        Cash flows from operating activities are as follows (amounts in thousands):

	Six Months Ended June 30,
	2010	2009
Cash flows from operating activities:
Net income (loss)	$(118,721)	$383,060
Non-cash charges, net	430,554	273,017

Net income, excluding net non-cash charges	311,833	656,077
Increase (decrease) in cash from working capital changes	(6,675)	(55,731)

Cash flows from operating activities	$305,158	$600,346

        Cash provided by operating activities decreased $295.2 million for the six months ended June 30, 2010, driven by a $344.2 million decrease in net income, excluding net non-cash charges, offset by a $49.1 million decrease in working capital, primarily due to the Cerezyme and Fabrazyme supply constraints and a corresponding reduction in collection activities for these products.

        Non-cash charges, net, increased by $157.5 million for the six months ended June 30, 2010, primarily attributable to:

  •
  a $37.5 million increase in depreciation and amortization expenses;

  •
  a $63.5 million increase in contingent consideration expenses related to an increase in the fair value of the contingent consideration obligations recorded as a result of our acquisition from Bayer in May 2009; and

  •
  a $30.7 million increase in losses on investments in equity securities, net, due to a charge of $32.3 million recorded in June to write down our investment in Isis to fair value as the unrealized losses were determined to be other than temporary.

Cash Flows from Investing Activities

        Cash flows from investing activities are as follows (amounts in thousands):

	Six Months Ended June 30,
	2010	2009
Cash flows from investing activities:
Net sales (purchases) of investments, excluding investments in equity securities	$11,404	$86,345
Net sales (purchases) of investments in equity securities	104	(5,890)
Purchases of property, plant and equipment	(330,298)	(318,324)
Acquisitions, net of acquired cash	—	(117,073)
Investments in equity method investment	(1,466)	—
Purchases of other intangible assets	(6,155)	(18,345)
Other investing activities	(7,661)	(5,198)

Cash flows from investing activities	$(334,072)	$(378,485)

        For the six months ended June 30, 2010, capital expenditures accounted for significant cash outlays for investing activities. During the six months ended June 30, 2010, we used $330.3 million of cash to fund the purchase of property, plant and equipment, primarily related to the ongoing expansion of our manufacturing capacity in the Republic of Ireland, France and Belgium, planned improvements at our Allston facility, the additional manufacturing capacity we are constructing in Framingham, Massachusetts and capitalized costs related to the implementation of an enterprise software system.

        For the six months ended June 30, 2009, investing activities used $318.3 million of cash to fund the purchase of property, plant and equipment, primarily related to the ongoing expansion of our manufacturing capacity in the Republic of Ireland and France, planned improvements at our Allston facility and capitalized costs of an internally developed enterprise software system. In addition, we used $117.1 million of cash in connection with our acquisition of the worldwide rights to Campath, Fludara, Leukine and alemtuzumab for MS from Bayer.

Cash Flows from Financing Activities

        Cash flows from financing activities are as follows (amounts in thousands):

	Six Months Ended June 30,
	2010	2009
Cash flows from financing activities:
Proceeds from the issuance of our common stock	$58,362	$53,508
Repurchases of our common stock	(800,000)	(107,134)
Payments under shares purchase contract	(200,000)	—
Excess tax benefits from stock-based compensation	(5,372)	4,424
Proceeds from the issuance of debt	994,387	—
Payments of debt and capital lease obligations	(4,549)	(4,305)
Increase (decrease) in bank overdrafts	23,851	(14,303)
Payment of contingent consideration obligation	(61,336)	—
Other financing activities	939	3,660

Cash flows from financing activities	$6,282	$(64,150)

        Cash used by financing activities decreased by $70.4 million for the six months ended June 30, 2010, as compared to the same period of 2009, primarily a result of $994.4 million of proceeds, net of a $5.6 million discount, from the issuance of $1.0 billion in principal of debt, including $500.0 million in aggregate principal amount of our 2015 Notes and $500.0 million in aggregate principal amount of our 2020 Notes. These proceeds were offset by a $692.9 million increase in cash used to repurchase shares of our common stock. Also, cash used by financing activities increased as a result of an advance payment to Goldman Sachs of $200.0 million recorded in June 2010 as part of the repurchase of our common stock. Finally, the proceeds from issuance of debt were also offset by $61.3 million in contingent consideration payments to Bayer in the six months ended June 30, 2010, for which there were no comparable payments for the same period of 2009.

2015 and 2020 Senior Notes

        In June 2010, we sold $500.0 million aggregate principal amount of our 2015 Notes and $500.0 million aggregate principal amount of our 2020 Notes through institutional private placements to fund the $1.0 billion payment under our accelerated share repurchase agreement, as discussed under the caption "Share Repurchase Plan" below. We received net proceeds from the sale of the Notes of approximately $986.6 million, after deducting commissions and other expenses related to the offerings.

Interest accrues on the Notes from June 17, 2010 and is payable semi-annually in arrears on June 15 and December 15 of each year starting on December 15, 2010.

        The Notes are our senior unsecured obligations and rank equally in right of payment with all of our other senior unsecured indebtedness from time to time outstanding. The Notes are fully and unconditionally guaranteed by one of our subsidiaries that also guarantees our indebtedness under our 2006 revolving credit facility. We may redeem the Notes in whole or in part at any time at a redemption price equal to the greater of:

  •
  100% of the principal amount of the Notes redeemed; or

  •
  the sum of the present values of the remaining scheduled payments of interest and principal thereon discounted at the Treasury Rate plus 25 basis points in the case of our 2015 Notes and 30 basis points in the case of our 2020 Notes.

We may be required to offer to repurchase the Notes at a purchase price equal to 101% of their principal amount if we are subject to certain changes of control.

Revolving Credit Facility

        As of June 30, 2010, we had approximately $9 million of outstanding standby letters of credit issued against this facility and no borrowings, resulting in approximately $341 million of available credit under our 2006 revolving credit facility, which matures July 14, 2011. The terms of this credit facility include various covenants, including financial covenants that require us to meet minimum interest coverage ratios and maximum leverage ratios. As of June 30, 2010, we were in compliance with these covenants.

Share Repurchase Plan

        In April 2010, our board of directors authorized a $2.0 billion share repurchase plan consisting of the near-term purchase of $1.0 billion of our common stock to be financed with proceeds of newly issued debt, and the purchase of an additional $1.0 billion of our common stock by June 2011. On June 17, 2010, we entered into an accelerated share repurchase agreement with Goldman Sachs under which we will repurchase $1.0 billion worth of shares of our common stock. Our effective per share purchase price will be based generally on the average of the daily volume weighted average prices per share of our common stock, less a discount, calculated during a period of up to four months. In connection with this agreement, we paid $1.0 billion to Goldman Sachs and received 15.6 million shares, of which:

  •
  $800.0 million, or 80%, represents the value, based on the closing price of our common stock on June 17, 2010, of the 15.6 million shares of our common stock that Goldman Sachs delivered to us; and

  •
  $200.0 million, or 20%, represents an advance payment that, depending on our effective per share purchase price, either will cover additional shares Goldman Sachs may be required to deliver to us or will be applied towards any additional amount that may be owed by us if our effective per share purchase price exceeds the closing price of our common stock on June 17, 2010.

        The total number of shares ultimately repurchased will not be known until the calculation period ends and a final settlement occurs. Upon final settlement, we will either receive a settlement amount of additional shares of our common stock or be required to remit a settlement amount, payable, at our option, in cash or common stock. Shares repurchased under this agreement will be deemed authorized shares that are no longer outstanding.

Contractual Obligations

        As of June 30, 2010, we had committed to make the following payments under contractual obligations (amounts in millions):

	Payments Due by Period
Contractual Obligations	Total	July 1, 2010 through December 31, 2010	2011	2012	2013	2014	After 2014
Long-term debt obligations(1)(2)	$1,022.0	$0.2	$1.6	$1.7	$1.8	$1.8	$1,014.9
Capital lease obligations(2)	141.9	7.6	15.5	15.5	16.9	18.9	67.5
Operating leases(2)	374.3	39.9	69.4	52.6	33.9	27.5	151.0
Contingent payments(3)	1,796.2	132.8	211.6	117.1	297.8	481.2	555.7
Interest obligations(4)	348.8	23.8	44.2	44.1	44.0	44.0	148.7
Defined pension benefit plans payments	31.3	1.0	1.9	2.2	2.4	2.9	20.9
Unconditional purchase obligations	99.8	41.1	28.1	19.6	7.0	2.0	2.0
Capital commitments(5)	1,084.0	405.0	532.9	117.6	25.3	3.2	—

Total contractual obligations	$4,898.3	$651.4	$905.2	$370.4	$429.1	$581.5	$1,960.7

(1)
Includes $500.0 million in principal of our 2015 Notes and $500.0 million in principal of our 2020 Notes.

(2)
See Note L., "Long-term Debt and Leases" to our consolidated financial statements included in Item 8 of Exhibit 99 to our Form 8-K filed with the SEC on June 14, 2010 for additional information on long-term debt and lease obligations.

(3)
For all periods presented consists primarily of a total of $1.80 billion of contingent royalty and milestone payments, the value of which has not been risk adjusted or discounted, that we are obligated to pay to Bayer based on future sales and the successful achievement of certain sales volumes for Campath, Fludara and Leukine and alemtuzumab for MS.

Bayer is also eligible to receive a payment between $75.0 million and $100.0 million for a new Leukine manufacturing facility located in Lynnwood, Washington upon the facility receiving FDA approval, which is expected in 2011. We have not included any amounts for the contingent payments for this facility because we cannot be certain that the FDA will approve the facility or do so in the anticipated timeframe.

Contingent payments also include a $20.0 million milestone payment to Synpac estimated to occur in 2010 once sales of Myozyme/Lumizyme reach $400.0 million. Contingent payments exclude any liabilities pertaining to uncertain tax positions as we cannot make a reliable estimate of the period of cash settlement with the respective taxing authorities.

From time to time, as a result of mergers, acquisitions or license arrangements, we may enter into agreements under which we may be obligated to make contingent payments upon the occurrence of certain events, and/or royalties on sales of acquired products or distribution rights. The actual amounts for and the timing of contingent payments may depend on numerous factors outside of our control, including the success of our preclinical and clinical development efforts with respect to the products being developed under these agreements, the content and timing of decisions made by the United States Patent and Trademark Office, the FDA and other regulatory authorities, the existence and scope of third-party intellectual property, the reimbursement and competitive landscape around these products, the volume of sales or gross margin of a product in a specified territory and other factors described under the heading "Risk Factors" below. Because we cannot predict with certainty the amount or specific timing of contingent payments, we have included amounts for contingent payments that we believe are probable of being paid in our contractual obligations table. See Note C., "Strategic Transactions," to our consolidated financial statements included in Item 8 of Exhibit 99 to our Form 8-K filed with the SEC on June 14, 2010 for additional information on our transaction with Bayer.

(4)
Represents interest payment obligations related to the senior notes that we issued in June 2010, promissory notes to three former shareholders of Equal Diagnostics and the mortgage payable we assumed in connection with the purchase of land and a manufacturing facility we formerly leased in Framingham, Massachusetts.

(5)
Consists of contractual commitments to vendors that we have entered into as of June 30, 2010 related to our outstanding capital and internally developed software projects. Our estimated cost of completion for assets under construction as of June 30, 2010 is as follows (amounts in millions):

Location	Cost to Complete at June 30, 2010
Framingham, Massachusetts, U.S. (approximately 38% for software development)	$428.1
Westborough, Massachusetts, U.S. (primarily software development)	33.8
Lyon, France	12.0
Geel, Belgium	344.2
Waterford, Ireland	28.5
Allston, Massachusetts, U.S.	96.1
Ridgefield, New Jersey, U.S.	27.0
Haverhill, England	26.0
Other	88.3

Total estimated cost to complete	$1,084.0

Financial Position

        We believe that our available cash, investments and cash flows from operations, together with our revolving credit facility and other available debt financing will be adequate to meet our operating, investing and financing needs in the foreseeable future. Although we currently have substantial cash resources and positive cash flow, we have used or intend to use substantial portions of our available cash and may make additional borrowings for:

  •
  expanding and maintaining existing and constructing additional manufacturing facilities, including investing significant funds to expand our Allston, Massachusetts, Geel, Belgium and Waterford, Ireland facilities and constructing a new manufacturing facility with capacity for Cerezyme and Fabrazyme;

  •
  implementing process improvements and system updates for our biologics manufacturing operations;

  •
  product development and marketing;

  •
  strategic business initiatives;

  •
  repurchasing additional shares of our common stock;

  •
  upgrading our information technology systems, including installation and implementation of a new enterprise resource planning system worldwide;

  •
  contingent payments under business combinations, license and other agreements, including a milestone payment to Synpac if Net Sales of Myozyme/Lumizyme reach $400.0 million, as well as payments related to our license of mipomersen from Isis, ataluren from PTC Therapeutics, Inc., or PTC, and Prochymal and Chondrogen from Osiris Therapeutics, Inc., or Osiris, as well as contingent consideration obligations related to our acquisition of the worldwide rights to the oncology products Campath, Fludara and Leukine and alemtuzumab for MS from Bayer (for more information on these payments please read Note C., "Strategic Transactions," to our consolidated financial statements included in Item 8 of Exhibit 99 to our Form 8-K filed with the SEC on June 14, 2010);

  •
  consulting and other fees related to our compliance with the consent decree;

  •
  working capital and satisfaction of our obligations under capital and operating leases; and

  •
  repayment of our 2015 Notes and our 2020 Notes.

        In May 2010, we announced a $2.0 billion stock repurchase program. In June 2010, we executed an accelerated share repurchase agreement with Goldman Sachs for the repurchase of $1.0 billion of our common stock, which we financed with the net proceeds of our $1.0 billion senior note offering. We plan to repurchase the additional $1.0 billion before June 2011.

        In addition, we have several outstanding legal proceedings. Involvement in investigations and litigation can be expensive and a court may also ultimately require that we pay expenses and damages. As a result of legal proceedings, we also may be required to pay fees to a holder of proprietary rights in order to continue certain operations.

Off-Balance Sheet Arrangements

        We do not use special purpose entities or other off-balance sheet financing arrangements. We enter into guarantees in the ordinary course of business related to the guarantee of our own performance and the performance of our subsidiaries. In addition, we have joint ventures and certain other arrangements that are focused on research, development, and the commercialization of products. Entities falling within the scope of ASC 810 are included in our consolidated statements of operations if we qualify as the primary beneficiary. Entities not subject to consolidation under ASC 810 are accounted for under the equity method of accounting if our ownership percent exceeds 20% or if we exercise significant influence over the entity. We account for our portion of the income (losses) of these entities in the line item "Equity in loss of equity method investments" in our consolidated statements of operations. We also acquire companies under agreements in which we agree to pay contingent consideration based on attaining certain thresholds.

Recent Accounting Pronouncements

        Periodically, accounting pronouncements and related information on the adoption, interpretation and application of U.S. GAAP are issued or amended by the FASB or other standard setting bodies. Changes to the ASC are communicated through ASUs. The following table shows FASB ASUs recently issued that could affect our disclosures and our position for adoption:

ASU Number	Relevant Requirements of ASU	Issued Date/Our Effective Dates	Status
2009-13 "Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force."	Establishes the accounting and reporting guidance for arrangements under which a vendor will perform multiple revenue-generating activities. Specifically, the provisions of this update address how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting.	Issued October 2009. Effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted.	We will adopt the provisions of this update for the first quarter of 2011. We are currently assessing the impact the provisions of this update will have, if any, on our consolidated financial statements.

ASU Number	Relevant Requirements of ASU	Issued Date/Our Effective Dates	Status
2010-06 "Improving Disclosures about Fair Value Measurements."

Requires new disclosures and clarifies some existing disclosure requirements about fair value measurements codified within ASC 820, "Fair Value Measurements and Disclosures," including significant transfers into and out of Level 1 and Level 2 investments of the fair value hierarchy. Also requires additional information in the roll forward of Level 3 investments including presentation of purchases, sales, issuances, and settlements on a gross basis. Further clarification for existing disclosure requirements provides for the disaggregation of assets and liabilities presented, and the enhancement of disclosures around inputs and valuation techniques.

Issued January 2010. Effective for the first interim or annual reporting period beginning after December 15, 2009, except for the additional information in the roll forward of Level 3 investments. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim reporting periods within those fiscal years.

We adopted the applicable provisions of this update, except for the additional information in the roll forward of Level 3 investments (as previously noted), in the first quarter of 2010. Besides a change in disclosure, the adoption of this update does not have a material impact on our consolidated financial statements. None of our instruments were reclassified between Level 1, Level 2 or Level 3 in 2010.

2010-11, "Scope Exception Related to Embedded Credit Derivatives."

Update provides amendments to Subtopic 815-15, "Derivatives and Hedging—Embedded Derivatives, " to clarify the scope exception for embedded credit derivative features related to the transfer of credit risk in the form of subordination of one financial instrument to another.

Issued March 2010. Effective at the beginning of each reporting entity's first fiscal quarter beginning after June 15, 2010. Early adoption is permitted at the beginning of each reporting entity's first fiscal quarter beginning after issuance of this update.

We will adopt the provisions of this update for the third quarter of 2010. We are currently assessing the impact the provisions of this update will have, if any, on our consolidated financial statements.

2010-17, "Milestone Method of Revenue Recognition—a consensus of the FASB Emerging Issues Task Force."	Update provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research and development transactions.	Issued April 2010. Effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted.	We will adopt the provisions of this update beginning January 1, 2011. We are currently assessing the impact the provisions of this update will have, if any, on our consolidated financial statements.
2010-19, "Foreign Currency Issues: Multiple Foreign Currency Exchange Rates."

Update codifies the SEC Staff Announcement made at a March 18, 2010 meeting of the EITF. The Staff Announcement provides the SEC staff's view on certain foreign currency issues related to investments in Venezuela.

Issued May 2010. Staff announcements made at EITF meetings are effective as of the announcement date, which for this update is March 18, 2010, unless otherwise noted.

We have adopted the provisions of this update beginning March 18, 2010. We don't believe the impact of highly inflationary accounting on differences between amounts recorded for financial reporting purposes versus the underlying U.S. dollar denominated values is material to our consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF GENZYME CORPORATION AND
SUBSIDIARIES' FINANCIAL CONDITION AND RESULTS OF OPERATIONS—FOR THE
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

        The discussion below should be read in conjunction with, and is updated and supplemented by, the information set forth under "Management's Discussion and Analysis of Genzyme Corporation and
Subsidiaries' Financial Condition and Results of Operations—For the Three and Six Months ended June 30, 2010 and June 30, 2009." When reviewing the discussion below, you should keep in mind the substantial risks and uncertainties that characterize our business. In particular, we encourage you to review the risks and uncertainties described under the heading "Risk Factors" at the beginning of this prospectus. These risks and uncertainties could cause actual results to differ materially from those forecasted in forward-looking statements or implied by past results and trends. Forward-looking statements are statements that attempt to project or anticipate future developments in our business; we encourage you to review the examples of forward-looking statements under "Note Regarding Forward-Looking Statements." These statements, like all statements in this prospectus, speak only as of the date of this prospectus (unless another date is indicated), and we undertake no obligation to update or revise the statements in light of future developments.

INTRODUCTION

        We are a global biotechnology company dedicated to making a major impact on the lives of people with serious diseases. Our broad product and service portfolio is focused on rare genetic disorders, kidney disease, orthopaedics, cancer, transplant and immune disease, and diagnostic testing. Our commitment to innovation continues today with a substantial development program focused on these fields, as well as cardiovascular disease, neurodegenerative diseases, and other areas of unmet medical need.

        We are organized into five financial reporting units, which we also consider to be our reporting segments:

  •
  Personalized Genetic Health, which develops, manufactures and distributes therapeutic products with a focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as LSDs, and cardiovascular disease. The unit derives substantially all of its revenue from sales of Cerezyme, Fabrazyme, Myozyme, Aldurazyme and Elaprase and royalties earned on sales of Welchol;

  •
  Renal and Endocrinology, which develops, manufactures and distributes products that treat patients suffering from renal diseases, including chronic renal failure, and endocrine and immune-mediated diseases. The unit derives substantially all of its revenue from sales of Renagel/Renvela (including sales of bulk sevelamer), Hectorol and Thyrogen;

  •
  Biosurgery, which develops, manufactures and distributes biotherapeutics and biomaterial-based products, with an emphasis on products that meet medical needs in the orthopaedics and broader surgical areas. The unit derives substantially all of its revenue from sales of Synvisc/Synvisc-One and the Sepra line of products;

  •
  Hematology and Oncology, which develops, manufactures and distributes products for the treatment of cancer, the mobilization of hematopoietic stem cells and the treatment of transplant rejection and other hematologic and auto-immune disorders. The unit derives substantially all of its revenue from sales of Mozobil, Thymoglobulin, Clolar, Campath, Fludara and Leukine; and

  •
  Multiple Sclerosis, which is developing a product for the treatment of MS.

        Based on changes in how we review our business, we re-allocated certain of our business units among our segments and adopted new names for certain of our reporting segments. Specifically:

  •
  our former Genetic Diseases reporting segment is now referred to as "Personalized Genetic Health," or "PGH," and now includes our cardiovascular business unit, which previously was reported under the caption "Cardiometabolic and Renal," and our Welchol product line, which previously was reported as part of our bulk pharmaceuticals business unit under the caption "Other:"

  •
  our former Cardiometabolic and Renal reporting segment is now referred to as "Renal and Endocrinology" and now includes our immune-mediated diseases business unit, which previously was reported under the caption "Other," but no longer includes our cardiovascular business unit; and

  •
  our former Hematologic Oncology segment is now referred to "Hematology and Oncology" and now includes our transplant business unit, which previously was reported under the caption "Other," but no longer includes our multiple sclerosis business unit, which is now reported as a separate reporting segment called "Multiple Sclerosis."

        We report the activities of the following business units under the caption "Other": our genetic testing business unit, which provides testing services for the oncology, prenatal and reproductive markets; and our diagnostic products and pharmaceutical intermediates business units. These operating segments did not meet the quantitative threshold for separate segment reporting.

        We report our corporate, general and administrative operations and corporate science activities under the caption "Corporate."

        We have revised our 2008 and 2007 segment disclosures to conform to our 2009 presentation.

STRATEGIC TRANSACTIONS

        We classify nonrefundable fees paid outside of a business combination for the acquisition or licensing of products that have not received regulatory approval and have no future alternative use as research and development expense.

2009:

Acquisition of Assets from Targeted Genetics Corporation

        On September 8, 2009, we entered into an agreement with Targeted Genetics Corporation to acquire certain gene therapy manufacturing assets for $7.0 million. We acquired intellectual property, equipment and materials used in manufacturing Adeno-Associated Virus, or AAV, vectors. We paid Targeted Genetics Corporation a nonrefundable upfront payment of $3.5 million in September 2009 and an additional $2.5 million in the fourth quarter of 2009 as certain technology transfer-based milestones were achieved. The remaining $1.0 million of technology transfer-based milestone payments were paid in January 2010. The purchased assets did not qualify as a business combination and have not reached technological feasibility nor have alternative future use. Therefore, we recorded a total of $7.0 million as a charge to research and development expenses for our PGH reporting segment in our consolidated statements of operations in 2009.

Acquisition from Bayer

        On May 29, 2009, we completed a transaction with Bayer to:

  •
  exclusively license worldwide rights to commercialize alemtuzumab for MS;

  •
  exclusively license worldwide rights to alemtuzumab for B-CLL and all other indications, except for solid organ transplant (we refer to alemtuzumab for oncology indications as Campath);

  •
  exclusively license Bayer's worldwide rights to the oncology products Fludara and Leukine; and

  •
  acquire a new Leukine manufacturing facility located in Lynnwood, Washington, contingent upon the facility receiving FDA approval, which is expected in 2011.

        Prior to this transaction, we shared with Bayer the development and certain commercial rights to alemtuzumab for MS and Campath and received two-thirds of Campath net profits on U.S. sales and a royalty on foreign sales. Under our new arrangement with Bayer, prior to regulatory approval of alemtuzumab for MS, we have primary responsibility for the product's development while Bayer continues to fund development at the levels specified under the previous agreement and participates in a development steering committee. We have worldwide commercialization rights, with Bayer retaining an option to co-promote alemtuzumab for MS. In exchange for the above, Bayer is eligible to receive the following contingent purchase price payments:

  •
  a percentage of revenues from sales of alemtuzumab for MS capped at a total compensation of $1.25 billion or ten years, whichever comes first;

  •
  a percentage of the combined revenues from sales of Campath, Fludara and Leukine capped at a total compensation of $500.0 million or eight years, whichever comes first;

  •
  sales-based milestone payments determined as a percentage of annual worldwide revenues of alemtuzumab for MS beginning in 2021 if certain minimum annual revenue targets are achieved, provided that we do not exercise our right to buyout such potential future milestones in 2020 for a one-time payment of up to $900.0 million;

  •
  up to $150.0 million if certain annual combined revenues of Campath, Fludara and Leukine are reached beginning in 2011; and

  •
  between $75.0 million and $100.0 million for the Leukine manufacturing facility, following the receipt of FDA approval of the facility.

        We are using Bayer for certain transition services and are purchasing commercial supply of Fludara and Leukine from Bayer. We have employed certain members of Bayer's commercial teams for all three products and have an opportunity to employ certain members of Bayer's manufacturing team if we acquire the Leukine facility. The transaction has been accounted for as a business combination and is included in our results of operations beginning on May 29, 2009, the date of acquisition. The results for the acquired products are included in our Hematology and Oncology reporting segment (for Campath, Fludara, and Leukine) and in our Multiple Sclerosis reporting segment (for alemtuzumab). The fair value of the consideration and acquired assets at the date of acquisition consisted of the following (amounts in thousands):

Cash, net of refundable cash deposits	$42,425
Contingent consideration obligations	964,100

Total fair value of total consideration	$1,006,525

Inventory	$136,400
Developed technology:
Fludara (to be amortized over 5 years)	182,100
Campath (to be amortized over 10 years)	71,000
Leukine (to be amortized over 12 years)	8,272
IPR&D—alemtuzumab for MS	632,912

Total fair value of assets acquired	1,030,684

Gain on acquisition of business	$24,159

        At closing, we paid a total of $113.2 million to Bayer, of which $70.8 million was refundable. The remaining nonrefundable amount of $42.4 million represents a payment for acquired inventory. A total of $61.8 million of the refundable amount was received in 2009. As of December 31, 2009, $8.9 million remains due from Bayer. The contingent consideration obligations are net of the continued funding expected to be received from Bayer for the development of alemtuzumab for MS. We determined the fair value of the contingent consideration obligations based on a probability-weighted income approach derived from revenue estimates and probability assessment with respect to regulatory approval of alemtuzumab for MS. The fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement. The resultant probability-weighted cash flows were then discounted using discount rates of 11% for Campath, Fludara and Leukine and 13% for alemtuzumab for MS.

        Of the $964.1 million total contingent consideration obligations recorded as of the acquisition date, $529.1 million related to Campath, Fludara and Leukine, and $435.0 million related to alemtuzumab for MS. Each period we revalue the contingent consideration obligations to their then fair value and record increases in the fair value as contingent consideration expense and decreases in the fair value as a reduction of contingent consideration expense. Increases or decreases in the fair value of the contingent consideration obligations can result from changes in discount periods and rates, changes in the timing and amount of revenue estimates and changes in probability adjustments with respect to regulatory approval of alemtuzumab for MS.

        As of December 31, 2009, the fair value of the total contingent consideration obligations was $1.02 billion primarily due to changes in discount periods and management estimates. Accordingly, we recorded contingent consideration expense in our consolidated statements of operations of $65.6 million in 2009. As of December 31, 2009, we have paid $36.4 million in contingent consideration payments to Bayer and have received $10.0 million in funding from Bayer for the development of alemtuzumab for MS since May 29, 2009.

        At the date of acquisition, alemtuzumab for MS had not reached technological feasibility nor had an alternative future use and is therefore considered to be IPR&D. We recorded the fair value of the purchase price attributable to IPR&D as an indefinite-lived intangible asset. We will test the asset annually for impairment, or earlier if conditions warrant. Amortization of this asset will begin upon regulatory approval based on the then estimated useful life of the asset.

        The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from the project once it has reached technological feasibility. We used a discount rate of 16% and cash flows that have been probability-adjusted to reflect the risks of advancement through the product approval process, which we believe are appropriate and representative of market participant assumptions. In estimating future cash flows, we also considered other tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value these assets.

        The fair value of the identifiable assets acquired in this transaction of $1.03 billion exceeded the fair value of the purchase price of $1.01 billion. As a result, we recognized a gain on acquisition of business of $24.2 million in our consolidated statements of operations in 2009.

        Selling, general and administrative expenses, or SG&A, in our consolidated statements of operations in 2009 includes approximately $5 million of acquisition-related costs, primarily legal fees, associated with the Bayer transaction.

Purchase of Intellectual Property from EXACT Sciences

        On January 27, 2009, we purchased certain intellectual property in the fields of prenatal testing and reproductive health from EXACT Sciences for our genetics business unit and 3,000,000 shares of

EXACT Sciences common stock. We paid EXACT Sciences total cash consideration of $22.7 million. Of this amount, we allocated $4.5 million to the acquired shares of EXACT Sciences common stock based on the fair value of the stock on the date of acquisition, which we recorded as an increase to investments in equity securities in our consolidated balance sheet as of March 31, 2009. As the purchased assets did not qualify as a business combination and have not reached technological feasibility nor have alternative future use, we allocated the remaining $18.2 million to the acquired intellectual property, which we recorded as a charge to research and development expenses in our consolidated statement of operations in March 2009.

2008:

Strategic Alliance with Osiris

        In October 2008, we entered into a strategic alliance with Osiris, whereby we obtained an exclusive license to develop and commercialize Prochymal and Chondrogen, mesenchymal stem cell products, outside of the United States and Canada. Osiris will commercialize Prochymal and Chondrogen in the United States and Canada. We paid Osiris a nonrefundable upfront payment of $75.0 million in November 2008, and an additional $55.0 million nonrefundable upfront license fee on July 1, 2009. The results of these programs are primarily included in our immune mediated diseases business unit, which are reported under the category Renal and Endocrinology in our segment disclosures.

        Osiris will be responsible for completing, at its own expense, all clinical trials of Prochymal for the treatment of GvHD and Crohn's disease, and clinical trials of Prochymal and Chondrogen through successful completion of phase 2 for all other indications. Osiris will be responsible for 60% and we will be responsible for 40% of the clinical trial costs for phase 3 and 4 clinical trials of Prochymal (other than for the treatment of GvHD and Crohn's disease) and Chondrogen. Osiris is eligible to receive:

  •
  up to $500.0 million in development and regulatory milestone payments for all indications of Prochymal and up to $100.0 million for Chondrogen, unless we elect to opt out of further development of Chondrogen; and

  •
  up to $250.0 million in sales milestones for all indications of Prochymal and up to $400.0 million in sales milestones for all indications of Chondrogen for the prevention and treatment of conditions of articulating joints.

Osiris is also eligible to receive tiered royalties from us on sales of Prochymal and Chondrogen outside of the United States and Canada. In September 2009, Osiris announced that its two phase 3 trials evaluating Prochymal for the treatment of acute GvHD failed to meet their primary endpoints.

Strategic Alliance with PTC

        In July 2008, we entered into a collaboration agreement with PTC to develop and commercialize ataluren (formerly known as PTC124), PTC's novel oral therapy in late-stage development for the treatment of nonsense-mutation-mediated DMD, and nonsense-mutation-mediated CF. Under the terms of the agreement, PTC will commercialize ataluren in the United States and Canada, and we will commercialize the treatment in all other countries. In connection with the collaboration agreement, we paid PTC a nonrefundable upfront payment of $100.0 million, which we recorded as a charge to research and development expense for our PGH segment in our consolidated statements of operations during the third quarter of 2008. At its own expense, PTC will conduct and be responsible for the phase 2b trial of ataluren in DMD, the phase 2b trial of ataluren in CF and two proof-of-concept studies in other indications to be determined. Once these four studies have been completed, we and PTC will share research and development costs for ataluren equally. We and PTC will each bear the sales and marketing and other costs associated with the commercialization of ataluren in our respective territories. PTC is eligible to receive up to $337.0 million in milestone payments as follows:

  •
  up to $165.0 million in development and approval milestones, the majority of which would be paid upon the receipt of approvals obtained outside of the United States and Canada; and

  •
  up to $172.0 million in sales milestones, commencing if and when annual net sales for ataluren outside of the United States and Canada reach $300.0 million and increasing in increments through revenues of $2.4 billion.

PTC is also eligible to receive tiered royalties from sales of ataluren outside of the United States and Canada. The results of our ataluren program are included in the results of our PGH segment disclosures.

Strategic Alliance with Isis

        On January 7, 2008, we entered into a strategic alliance with Isis, whereby we obtained an exclusive, worldwide license to develop and commercialize mipomersen, a lipid-lowering drug targeting apolipoprotein B-100, which is currently being developed for the treatment of FH, an inherited disorder that causes exceptionally high levels of LDL-cholesterol. In February 2008, we made a nonrefundable payment to Isis of $150.0 million, of which $80.1 million was recorded as an other noncurrent asset in our consolidated balance sheets based on the fair value of the five million shares of Isis common stock we acquired in connection with the transaction. Due to certain trading restrictions, we classify this investment as other noncurrent assets. We allocated the remaining $69.9 million to the mipomersen license, which we recorded as a charge to research and development expense in our consolidated statements of operations during the first quarter of 2008.

        In June 2008, we finalized the terms of our license and collaboration agreement with Isis and paid Isis an additional $175.0 million upfront nonrefundable license fee. Under the terms of the agreement, Isis will be responsible, at its own expense, for up to $125.0 million for the development of mipomersen. Thereafter, we and Isis will share development costs for mipomersen equally. The initial funding commitment by Isis and shared development funding would end when the mipomersen program is profitable. In the event the research and development of mipomersen is terminated prior to Isis completing their funding obligation, we are not entitled to any refund of our $175.0 million upfront payment. Isis is eligible to receive up to $750.0 million in commercial milestone payments and up to $825.0 million in development and regulatory milestone payments.

        We will be responsible for funding sales and marketing expenses until mipomersen revenues are sufficient to cover such costs. Profits on mipomersen initially will be allocated 70% to us and 30% to Isis. The profit ratio would be adjusted on a sliding scale if and as annual revenues for mipomersen ramp up to $2.0 billion, at which point we would share profits equally with Isis. The results of our mipomersen program are included in the results of our cardiovascular business unit, which are reported in our PGH segment disclosures.

        We account for our investment in Isis common stock on a cost basis due to certain trading restrictions imposed by Isis that prohibit us from selling our holdings of Isis common stock until the earlier of:

  •
  January 7, 2012;

  •
  the first commercial sale of product under our agreement with Isis; or

  •
  termination or reversion of the product license granted to us under the agreement.

As of December 31, 2009, our investment in Isis common stock had a carrying value of $80.1 million, or $16.02 per share, and a fair market value of $55.6 million, or $11.11 per share. The closing price per share of Isis common stock exhibited volatility in 2009 and has remained below our historical cost since

September 1, 2009, with closing prices subsequent to that date ranging from a high of $15.69 per share to a low of $9.94 per share. We considered all available evidence in assessing the decline in value of our investment in Isis common stock, including investment analyst reports and Isis's expected results and future outlook, and we believe that the investment can be expected to recover to at least our historical cost. As of March 1, 2010, the average 12-month price estimate for Isis common stock among some analysts is approximately $16 per share. As a result of our analysis, as of December 31, 2009, we consider the $24.6 million unrealized loss on our investment in Isis common stock to be a temporary loss. We will continue to review the fair value of our investment in Isis common stock in comparison to our historical cost and in the future, if the decline in value has become "other than temporary," we will write down our investment in Isis common stock to its then current market value and record an impairment charge to our consolidated statements of operations.

2007:

        The following acquisition was accounted for as a business combination and, accordingly, we have included its results of operations in our consolidated statements of operations from the date of acquisition.

Bioenvision

        Effective October 23, 2007, we completed our acquisition of Bioenvision through the culmination of a two-step process consisting of a tender offer completed in July 2007, and a merger approved in October 2007. We paid gross consideration of $366.5 million in cash, including $362.0 million for the outstanding shares of Bioenvision common and preferred stock and options to purchase shares of Bioenvision common stock, and approximately $5 million for acquisition costs. The transaction was accounted for as a business combination and is included in the results of our Hematology and Oncology reporting segment. The acquisition of Bioenvision provided us with the exclusive, worldwide rights to clofarabine.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT JUDGMENTS AND ESTIMATES

        The significant accounting policies and methods used in the preparation of our consolidated financial statements are described in Note A., "Summary of Significant Accounting Policies," to our consolidated financial statements included in this Form S-4. The preparation of consolidated financial statements under U.S. GAAP requires us to make certain estimates and judgments that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in our financial statements. Our actual results could differ from these estimates under different assumptions and conditions. We believe that the following critical accounting policies affect the significant judgments and estimates used in the preparation of our consolidated financial statements:

  •
  Revenue Recognition;

  •
  Stock-Based Compensation;

  •
  Income Taxes;

  •
  Inventories;

  •
  Long-Lived and Intangible Assets;

  •
  Asset Impairments;

  •
  Contingent Consideration Expense; and

  •
  Investments in Debt and Equity Securities.

Revenue Recognition

Product Sales

        We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, title and risk of loss have passed to the customer and collection from the customer is reasonably assured. For sales to distributors that do not or can not bear the risk of loss, we recognize revenue when the product is sold through to hospitals or other healthcare providers. The timing of product shipments and receipts by the customer can have a significant impact on the amount of revenue recognized in a particular period. A significant portion of our products are sold at least in part through wholesalers and specialty distributors, along with direct sales to hospitals, homecare providers, government agencies and physicians. Consequently, our net sales and quarterly growth comparisons may be affected by fluctuations in the buying patterns of our major distributors and other trade buyers, which may result from seasonality, pricing, wholesaler buying decisions or other factors. Inventory in the distribution channel consists of inventory held by wholesalers and specialty distributors, who are our customers, and inventory held by their retail customers, such as pharmacies and hospitals. Our revenue in a particular period can be affected by increases or decreases in channel inventories. Significant increases in wholesaler or retail inventories could result in reduced purchases in subsequent periods, or product returns from the distribution channel due to overstocking, low end-user demand or product expiration.

        We use a variety of data sources to determine the amount of inventory in the distribution channel. For most product lines, we receive data on sales and inventory levels directly from our primary customers. For key product lines in our Hematology and Oncology, PGH, and Renal and Endocrinology areas, our data sources also include prescription and wholesaler data purchased from external data providers. As part of our efforts to limit the amount of Hematology and Oncology, PGH, and Renal and Endocrinology inventory held by distributors and to gain improved visibility into the distribution channel, we have executed agreements to limit the amounts of inventory they carry and to provide us ongoing reports to verify distributor inventory levels and sales data.

Product Sales Allowances

        Sales of many biotechnology products in the United States are subject to increased pricing pressure from managed care groups, institutions, government agencies, and other groups seeking discounts. We and other biotechnology companies in the U.S. market are also required to provide statutorily defined rebates and discounts to various U.S. government agencies in order to participate in the Medicaid program and other government-funded programs. In most international markets, we operate in an environment where governments may and have mandated cost-containment programs, placed restrictions on physician prescription levels and patient reimbursements, emphasized greater use of generic drugs and enacted across-the-board price cuts as methods to control costs. The sensitivity of our estimates can vary by program, type of customer and geographic location. Estimates associated with Medicaid and other government allowances may become subject to adjustment in a subsequent period.

        We record product sales net of the following significant categories of product sales allowances:

  •
  Contractual adjustments—We offer chargebacks and contractual discounts and rebates, which we collectively refer to as contractual adjustments, to certain private institutions and various government agencies in both the United States and international markets. We record chargebacks and contractual discounts as allowances against accounts receivable in our consolidated balance sheets. We account for rebates by establishing an accrual for the amounts payable by us to these agencies and institutions, which is included in accrued liabilities in our consolidated balance sheets. We estimate the allowances and accruals for our contractual adjustments based on historical experience and current contract prices, using both internal data as well as information obtained from external sources, such as independent market research agencies and data from wholesalers. We continually monitor the adequacy of these estimates and adjust the allowances and accruals periodically throughout each quarter to reflect our actual experience. In evaluating these allowances and accruals, we consider several factors, including significant changes in the sales performance of our products subject to contractual adjustments, inventory in the distribution channel, changes in U.S. and foreign healthcare legislation impacting rebate or allowance rates, changes in contractual discount rates and the estimated lag time between a sale and payment of the corresponding rebate;

  •
  Discounts—In some countries, we offer cash discounts for certain products as an incentive for prompt payment, which are generally a stated percentage off the sales price. We account for cash discounts by reducing accounts receivable by the full amounts of the discounts. We consider payment performance and adjust the accrual to reflect actual experience; and

  •
  Sales returns—We record allowances for product returns at the time product sales are recorded. The product returns reserve is estimated based on the returns policies for our individual products and our experience of returns for each of our products. We also consider the product's lifecycle and possible competition pending, including generic products. If the price of a product changes or if the history of product returns changes, the reserve is adjusted accordingly. We determine our estimates of the sales return accrual for new products primarily based on the historical sales returns experience of similar products, or those within the same or similar therapeutic category.

        Our provisions for product sales allowances reduced gross product sales as follows (amounts in thousands):

	2009	2008	2007	09/08 Increase/ (Decrease)	09/08 Increase/ (Decrease) % Change	08/07 Increase/ (Decrease)	08/07 Increase/ (Decrease) % Change
Product sales allowances:
Contractual adjustments	$633,605	$505,027	$377,852	$128,578	25%	$127,175	34%
Discounts	26,775	23,390	20,037	3,385	14%	3,353	17%
Sales returns	34,663	23,214	15,342	11,449	49%	7,872	51%

Total product sales allowances	$695,043	$551,631	$413,231	$143,412	26%	$138,400	33%

Total gross product sales	$4,771,708	$4,748,539	$3,871,009	$23,169	—	$877,530	23%

Total product sales allowances as a percent of total gross product sales	15%	12%	11%

        Total product sales allowances increased in 2009, as compared to 2008, largely due to the impact of price increases implemented after the second quarter of 2008, primarily for our Renal and Endocrinology reporting segment, increased sales returns reserves for Hectorol based on our experience with returns for the product, the addition of $36.4 million of product sales allowances related to sales of Campath, Fludara and Leukine, which we acquired from Bayer in May 2009, approximately $8 million of additional accrued contractual fees and changes in our overall product mix. Total product sales allowances as a percentage of total gross product sales increased in 2009, as compared to 2008, primarily due to decreased sales volumes for Cerezyme and Fabrazyme as a result of supply constraints for which there was not a proportionate decrease in product sales allowances because these products generally have lower sales allowances. Our product sales allowances for 2009 do not include any estimates or allowances related to the proposed U.S. healthcare reform legislation currently pending final congressional action. We cannot be certain when the healthcare reform legislation will be enacted, if at all, and if enacted, what effect the new law will have on our product sales allowances.

        Total product sales allowances increased in 2008, as compared to 2007, primarily due to an increase in overall gross product sales and changes in rebate rates and product mix. The increase in sales returns allowances in 2008, as compared to 2007, is primarily due to increased sales returns allowances for our Renal and Endocrinology segment due to a Renagel/Renvela price increase in August 2008 and revisions to our estimates of the volume of product returns for our Renal and Endocrinology segment as well as our Biosurgery segment.

        Total estimated product sales allowance reserves and accruals in our consolidated balance sheets increased approximately 12% to approximately $236 million as of December 31, 2009, as compared to approximately $210 million as of December 31, 2008, primarily due to changes in the timing of certain payments and approximately $8 million of additional accrued contractual fees in 2009. Our actual results have not differed materially from amounts recorded. The annual variation has been less than 0.5% of total product sales for the last three years.

Distributor Fees

        Cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor's products or services and, therefore, is appropriately characterized as a reduction of revenue. We include such fees in contractual adjustments, which are recorded as a reduction to product sales. That presumption is overcome and the consideration is appropriately be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

  •
  the vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration; and

  •
  the vendor can reasonably estimate the fair value of the benefit received.

        We record service fees paid to our distributors as a charge to SG&A, a component of operating expenses, only if the criteria set forth above are met. The following table sets forth the distributor fees recorded as a reduction to product sales and charged to SG&A (amounts in thousands):

					09/08 Increase/ (Decrease) % Change		08/07 Increase/ (Decrease) % Change
	Year Ended December 31,
				09/08 Increase/ (Decrease)		08/07 Increase/ (Decrease)
	2009	2008	2007
Distributor fees:
Included in contractual adjustments and recorded as a reduction to product sales	$22,308	$23,368	$18,483	$(1,060)	(5)%	$4,885	26%
Charged to SG&A	13,350	13,514	13,190	(164)	(1)%	324	2%

Total distributor fees	$35,658	$36,882	$31,673	$(1,224)	(3)%	$5,209	16%

Collaborations

        We evaluate revenue from agreements that have multiple elements to determine whether the components of the arrangement represent separate units of accounting. We recognize revenue for a delivered item in a multiple element arrangement upon determination that:

  •
  the delivered items have value to the customer on a stand-alone basis;

  •
  there is objective and reliable evidence of fair value of the undelivered items; and

  •
  delivery or performance is probable and within our control for any delivered items that have a right of return.

The determination that multiple elements in an arrangement meet the criteria for separate units of accounting requires us to exercise our judgment.

        We determine whether we should recognize revenue on a gross or net basis based on the relevant facts and circumstances which relate primarily to whether we act as a principal or agent in the process of generating revenues for the revenue transactions.

Stock-Based Compensation

        We are required to recognize stock-based compensation expense in our financial statements for all share-based payment awards, including stock options and restricted stock units, or RSUs, made to employees and directors based upon the grant date fair value of those awards.

        We estimate the fair value of each stock option grant using the Black-Scholes option pricing model. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. The key assumptions in the Black-Scholes model are the risk-free interest rate, the dividend yield, the expected option life (in years) and the expected volatility of the price of Genzyme Stock. The risk-free interest rate is based on the U.S. Treasury yield curve in effect on the date of grant. The dividend yield percentage is zero because we do not currently pay dividends nor intend to do so during the expected option life. We use historical data on exercises of our stock options and other factors to estimate the expected option life (in years), or term, of the share-based payments granted. We estimate the expected volatility rate for our stock options based on historical volatility of our stock over the expected term of the equity award granted. We determine separate volatility rates for each enrollment under our employee stock purchase plan, or ESPP, based on the period from the commencement date of each enrollment to each applicable purchase date. Changes in these input variables would affect the amount of expense associated with stock-based compensation. The compensation expense recognized for all share-based awards is net of estimated forfeitures. We estimate forfeiture rates based on historical analysis of option forfeitures. If actual forfeitures should vary from estimated forfeitures, adjustments to stock-based compensation expense may be required in future periods.

Income Taxes

        We use the asset and liability method of accounting for deferred income taxes. We are subject to income taxes in both the United States and numerous foreign jurisdictions; however, our most significant tax jurisdictions are the U.S. federal and states. Significant judgments, estimates and assumptions regarding future events, such as the amount, timing and character of income, deductions and tax credits, are required in the determination of our provision for income taxes and whether valuation allowances are required against deferred tax assets. These judgments, estimates and assumptions involve:

  •
  interpreting the tax laws in various jurisdictions in which we operate;

  •
  analyzing changes in tax laws, regulations, and treaties, foreign currency exchange restrictions; and

  •
  estimating our levels of income, expenses and profits in each jurisdiction and the potential impact of that income on the tax liability in any given year.

        We operate in many jurisdictions where the tax laws relating to the pricing of transactions between related parties are open to interpretation, which could potentially result in tax authorities asserting additional tax liabilities with no offsetting tax recovery in other countries.

        Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate adjustments to the tax benefit and provision in future periods. We establish what we believe to be reasonable provisions for possible consequences of audits by the tax authorities of the respective countries. The amount of such provisions is based on various factors, such as experience with previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences in interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile. We develop our cumulative probability assessment of the measurement of uncertain tax positions using internal expertise, experience and judgment. Estimates are refined as additional information becomes known. Any outcome upon settlement that differs from our initial estimate may result in additional or lower tax expense in future periods. However, we do not believe it is possible to reasonably estimate the potential impact of changes to the assumptions, estimates and judgments identified because the resulting change to our tax liability, if any, is dependent on numerous factors, including among others: changes in tax law, the amount and nature of additional taxes potentially asserted by local tax authorities; the willingness of local tax authorities to negotiate a fair settlement through an administrative process; the impartiality of the local courts; and the potential for changes in the tax paid to one country to either produce, or fail to produce, an offsetting tax change in other countries.

        We apply a two-step approach to recognize and measure uncertain tax positions (tax contingencies). The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the tax position will be sustained based on the technical merits of the tax position. The second step is the measurement of the tax benefit, which is the largest amount, using cumulative probability measure, which is likely to be realized upon ultimate audit settlement, including resolution of related appeals or litigation processes, if any. We consider many factors, including the factors described above, when evaluating and estimating our tax positions and tax benefits, which requires periodic adjustments and may not accurately forecast actual outcomes.

Inventories

        We value inventories at cost or, if lower, fair value. We determine cost using the first-in, first-out method. We analyze our inventory levels quarterly and write down inventory, as a charge to cost of sales that has become obsolete due to anticipated product expiration, inventory that has a cost basis in excess of its expected net realizable value and inventory in excess of expected requirements. Expired inventory is disposed of and the related costs are written off. If actual market conditions are less favorable than those projected by management, additional inventory write downs may be required.

        We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory prior to regulatory approval of a product. In no event is inventory capitalized prior to the completion of a phase 3 clinical trial. If a product is not approved for sale, it would result in the write off of the inventory and a charge to earnings.

        We periodically review our inventories for excess or obsolete inventory and write down obsolete or otherwise unmarketable inventory to its estimated net realizable value. If the actual net realizable value is less than the value we estimate, or if there are any further determinations that inventory will not be marketable based on estimates of demand, additional inventory write downs will be required. Additionally, our products are subject to strict quality control and monitoring throughout the manufacturing process. Periodically, certain lots of inventory may fail to meet our quality specifications during the manufacturing process or prior to sale, or may expire. For such lots, we consider the factors affecting the decline in quality of the lot and assess the likelihood that the lot can be reworked into saleable product, or whether the lot is unmarketable. We record a charge to cost of products sold in our consolidated statement of operations to write off the value of any unmarketable inventory in the period in which we determine that the product no longer meets our criteria for saleable product. The determination of what factors may cause a lot to fail to meet our quality standards, the assessment of whether we can rework the lot within the scope of the approved manufacturing process for the product and the likelihood that we can complete such rework in a timely fashion involve judgments that can affect the amount and timing of the charges we record to write off the value of unmarketable inventory.

        In 2009, we wrote off approximately $11 million of Cerezyme work-in-process material related to the costs for the remediation of out Allston facility and $9.2 million of Myozyme inventory costs related to terminated production runs at our Belgium facility. In 2008, we wrote off Myozyme inventory costs of $12.6 million related to terminated production runs at our Belgium facility.

Long-Lived and Intangible Assets

Property, Plant and Equipment

        As of December 31, 2009, there was $2.8 billion of net property, plant and equipment on our consolidated balance sheet. We generally depreciate property, plant and equipment using the straight-line method over its estimated economic life, which ranges from 3 to 40 years. Determining the economic lives of property, plant and equipment requires us to make significant judgments that can materially impact our operating results. If our estimates require adjustment, it could have a material impact on our reported results.

        In the ordinary course of our business, we incur substantial costs to purchase and construct property, plant and equipment. The treatment of costs to purchase or construct these assets depends on the nature of the costs and the stage of construction. Costs incurred in the initial design and evaluation phase, such as the cost of performing feasibility studies and evaluating alternatives, are charged to expense. Qualifying costs incurred in the committed project planning and design phase, and in the construction and installation phase, are capitalized as part of the cost of the asset. We stop capitalizing costs when an asset is substantially complete and ready for its intended use. Determining the appropriate period during which to capitalize costs, and assessing whether particular costs qualify for capitalization, requires us to make significant judgments. These judgments can have a material impact on our reported results.

        Equipment and facilities used to manufacture products subject to FDA or other governmental regulation are required to comply with standards of those regulatory agencies. The activities necessary to obtain approval from these regulatory agencies are referred to as validation costs. We capitalize the cost of validating new equipment and facilities for the underlying manufacturing process. We begin capitalization when we consider the product and manufacturing process to have demonstrated technological feasibility, and end capitalization when the asset is substantially complete and ready for its intended use. Costs capitalized include incremental labor and direct material, and incremental fixed overhead. Determining whether to capitalize validation costs requires judgment, and can have a significant impact on our reported results. Also, if we were unable to successfully validate the manufacturing process for any future product, we would have to write off to current operating expense any validation costs that had been capitalized during the unsuccessful validation process. Costs to initiate new projects in an existing facility are treated as start-up costs and expensed as incurred. As of December 31, 2009, capitalized validation costs, net of accumulated depreciation, were $19.4 million.

Goodwill and Other Intangible Assets

        As of December 31, 2009, there was approximately $1.4 billion of net goodwill and $2.3 billion of net other intangible assets on our consolidated balance sheet. We amortize finite intangible assets using the straight-line method over their estimated economic lives, which range from 1 and 15 years, or using the economic use method if that method results in significantly greater amortization than the straight-line method. Determining the economic lives of acquired finite intangible assets requires us to make significant judgment and estimates, and can materially impact our operating results. For certain acquired finite intangible assets, we may be required to make additional payments contingent upon meeting certain sales targets. We record amortization expense for these intangibles based on estimated future sales of the related products and include in the determination of amortization all contingent payments that we believe are probable of being made. We apply this amortization model to our Synvisc distribution rights (acquired from Wyeth), our license agreement with Synpac related to Myozyme patents and our technology intangible assets for Fludara related to our acquisition from Bayer. We review the sales forecasts of these products on a quarterly basis and assess the impact changes in the forecasts have on the rate of amortization and the likelihood that contingent payments will be made. Adjustments to amortization expense resulting from changes in estimated sales are reflected prospectively.

IPR&D

        IPR&D represents the fair value assigned to incomplete technologies that we acquire, which at the time of acquisition have not reached technological feasibility and have no alternative future use. A technology is considered to have an alternative future use if it is probable that the acquirer will use the asset in its incomplete state as it exists at the acquisition date, in another research and development project that has not yet commenced, and economic benefit is anticipated from that use.

        Substantial additional research and development will be required before any of our IPR&D programs reach technological feasibility. In addition, once research is completed, each underlying product candidate will need to complete a series of clinical trials and receive regulatory approvals prior to commercialization. Management assumes responsibility for determining the valuation of the acquired IPR&D programs. The fair value assigned to IPR&D for each acquisition is estimated by discounting, to present value, the future cash flows expected from the programs since the date of our acquisition. Accordingly, such cash flows reflect our estimates of revenues, costs of sales, operating expenses and income taxes from the acquired IPR&D programs based on the following factors:

  •
  relevant market sizes and market growth factors;

  •
  current and expected trends in technology and product life cycles;

  •
  the time and investment that will be required to develop products and technologies;

  •
  the ability to obtain marketing authorization and regulatory approvals;

  •
  the ability to manufacture and commercialize the products;

  •
  the extent and timing of potential new product introductions by our competitors that may be deemed more efficacious, more convenient to use, or more cost effective;

  •
  the amount of revenues that could be derived from the products; and

  •
  the appropriate discount rates to use in the analysis.

        The discount rates used are commensurate with the uncertainties associated with the economic estimates described above. The resulting discounted future cash flows are then probability-adjusted to reflect the different stages of development, the time and resources needed to complete the development of the product and the risks of advancement through the product approval process. In estimating the future cash flows, we also consider the tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D programs and adjust future cash flows for a charge reflecting the contribution to value of these assets. Such contributory tangible and intangible assets may include, but are not limited to, working capital, fixed assets, assembled workforce, customer relationships, patents, trademarks, and core technology.

        Use of different estimates and judgments could yield materially different results in our analysis and could result in materially different asset values or expense. There can be no assurance that we will be able to successfully develop and complete the acquired IPR&D programs and profitably commercialize the underlying product candidates before our competitors develop and commercialize products for the same indications, or at all. Moreover, if certain of the acquired IPR&D programs fail, are abandoned during development, or do not receive regulatory approval, then we may not realize the value we have estimated and recorded in our financial statements on the acquisition date, and we may also not recover the research and development investment made since the acquisition date to further develop that program. If such circumstances were to occur, our future operating results could be materially adversely impacted.

Asset Impairments

Impairment of Goodwill and Indefinite-Lived IPR&D

        We are required to periodically test goodwill and IPR&D classified as indefinite-lived assets for impairment and to amortize other intangible assets over their useful lives unless these lives are determined to be indefinite.

        We test goodwill using a two-step process. The first step compares the fair value of the reporting unit with the unit's carrying value, including goodwill. When the carrying value of the reporting unit is greater than fair value, the unit's goodwill may be impaired, and the second step must be completed to measure the amount of the goodwill impairment charge, if any. In the second step, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount is greater than the fair values, the carrying value of the goodwill must be written down to its implied fair value. We determine the fair values by discounting, to present value, the estimated future cash flow of the reporting unit, which includes various analyses, assumptions and estimates including discount rates, projected results and estimated cash flows.

        Effective January 1, 2009, all IPR&D we acquire through business combinations on or after January 1, 2009 is capitalized as an intangible asset on our consolidated balance sheets and periodically tested for impairment. We test our indefinite-lived IPR&D assets for impairment by comparing the face value of each IPR&D asset to our carrying value for the asset. If the carrying value is greater than the fair value of the asset, we are required to write down the value of the IPR&D asset to its implied fair value. We continue to test our indefinite-lived IPR&D assets for potential impairment until the projects are completed or abandoned.

        We are required to perform impairment tests annually, which we perform in the third quarter of every year, and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable. In December 2008, we filed an IND for our advanced phosphate binder, Genz-644470. However, in November 2009, we discontinued this program because the results of a phase 2/3 clinical study of the advanced phosphate binder did not demonstrate significant improvement in phosphate lowering compared to Renvela. Upon discontinuation of this program, we updated the annual goodwill impairment test that had been performed for our renal reporting unit in the third quarter of 2009. We determined that the fair value of our renal reporting unit continued to exceed its carrying value, and, therefore, no impairment charge was required as a result of the termination of our advanced phosphate binder program. For all of our acquisitions, various analyses, assumptions and estimates were made at the time of each acquisition specifically regarding product development, market conditions and cash flows that were used to determine the valuation of goodwill and intangibles. When we perform impairment tests in future years, the possibility exists that changes in forecasts and estimates from those used at the acquisition date could result in impairment charges.

Impairment of Tangible and Intangible Assets, Other Than Goodwill, and Finite-Lived IPR&D

        We periodically evaluate long-lived assets for potential impairment. We perform these evaluations whenever events or changes in circumstances suggest that the carrying value of an asset or group of assets is not recoverable. Upon discontinuation of the development of our advanced phosphate binder, as described above, we also tested the long-lived assets of our renal reporting unit for potential impairment. We determined that the fair value of the long-lived assets of our renal reporting unit continued to exceed their carrying value and, therefore, no impairment charge was required as a result of the termination of this program. In evaluating long-lived assets for potential impairment, we make several significant estimates and judgments, including:

  •
  determining the appropriate grouping of assets at the lowest level for which cash flows are available;

  •
  estimating future cash flows associated with the asset or group of assets; and

  •
  determining an appropriate discount rate to use in the analysis.

        Use of different estimates and judgments could yield significantly different results in this analysis and could result in materially different asset impairment charges.

Contingent Consideration Expense

        Each period we revalue the contingent consideration obligations associated with certain acquisitions to their then fair value and record increases in the fair value as contingent consideration expense and record decreases in the fair value as a reduction of contingent consideration expense. Increases or decreases in the fair value of the contingent consideration obligations can result from changes in assumed discount periods and rates, changes in the assumed timing and amount of revenue and expense estimates and changes in assumed probability adjustments with respect to regulatory approval. Significant judgment is employed in determining the appropriateness of these assumptions as of the acquisition date and for each subsequent period. Accordingly, future business and economic conditions, as well as changes in any of the assumptions described above, can materially impact the amount of contingent consideration expense we record in any given period.

Investments in Debt and Equity Securities

        We invest a portion of our excess cash balances in short-term and long-term marketable debt securities. The earnings on our investment portfolios may be adversely affected by changes in interest rates, credit ratings, collateral value, the overall strength of credit markets, and other factors that may result in other than temporary declines in the value of the securities.

        We also invest in equity securities as part of our strategy to align ourselves with technologies and companies that fit with our strategic direction. Most often we will collaborate on scientific programs and research with the issuers of the securities.

Valuation Techniques

        Fair value is a market-based measure considered from the perspective of a market participant who would buy the asset or assume the liability rather than our own specific measure. All of our fixed income securities are priced using a variety of daily data sources, largely readily-available market data. To validate these prices, we compare the fair market values of our fixed income investments using market data from observable and corroborated sources. We also perform the fair value calculations for our derivative and equity securities using market data from observable and corroborated sources. In periods of market inactivity, the observability of prices and inputs may be reduced for certain instruments.

RESULTS OF OPERATIONS

        The following discussion summarizes the key factors our management believes are necessary for an understanding of our consolidated financial statements.

REVENUES

        The components of our total revenues are described in the following table (amounts in thousands):

	2009	2008	2007	09/08 Increase/ (Decrease)	09/08 Increase/ (Decrease) % Change	08/07 Increase/ (Decrease)	08/07 Increase/ (Decrease) % Change
Product revenue	$4,076,665	$4,196,907	$3,457,778	$(120,242)	(3)%	$739,129	21%
Service revenue	418,518	366,091	326,326	52,427	14%	39,765	12%

Total product and service revenue	4,495,183	4,562,998	3,784,104	(67,815)	(1)%	778,894	21%
Research and development revenue	20,342	42,041	29,415	(21,699)	(52)%	12,626	43%

Total revenues	$4,515,525	$4,605,039	$3,813,519	$(89,514)	(2)%	$791,520	21%

Product Revenue

        We derive product revenue from sales of:

  •
  PGH products, including:

  •
  Cerezyme for the treatment of Gaucher disease;

  •
  Fabrazyme for the treatment of Fabry disease;

  •
  Myozyme for the treatment of Pompe disease;

  •
  Aldurazyme for the treatment of MPS I;

  •
  Elaprase for the treatment of MPS II; and

  •
  royalties earned on sales of Welchol for the reduction of LDL in patients with hypercholesterolemia.

  •
  Renal and Endocrinology products, including:

  •
  Renagel/Renvela and bulk sevelamer for the reduction of elevated serum phosphorus levels in patients with CKD on dialysis and in Europe in CKD patients both on and not on dialysis with serum phosphorous above a certain level;

  •
  Hectorol for the treatment of secondary hyperparathyroidism in CKD patients; and

  •
  Thyrogen, which is an adjunctive diagnostic agent used in the follow-up treatment of patients with well-differentiated thyroid cancer and an adjunctive therapy in the ablation of remnant thyroid tissue.

  •
  Biosurgery products, including:

  •
  orthopaedic products, such as Synvisc/Synvisc-One for the treatment of pain associated with osteoarthritis of the knee; and

  •
  Seprafilm for the prevention of adhesions following various surgical procedures in the abdomen and pelvis.

  •
  Hematology and Oncology products, including:

  •
  Mozobil for the mobilization of hematopoietic stem cells;

  •
  Thymoglublin for immunosuppression of certain types of cells responsible for organ rejection in transplant patients and treatment of aplastic anemia;

  •
  Clolar for the treatment of acute leukemia;

  •
  Campath and Fludara for the treatment of leukemia and lymphoma; and

  •
  Leukine for the reduction of the incidence of severe and life-threatening infections in older adult patients with AML following chemotherapy and certain other uses.

  •
  Other products, including:

  •
  diagnostic products, including infectious disease and cholesterol testing products; and

  •
  pharmaceutical intermediates products.

        The following table sets forth our product revenue on a reporting segment basis (amounts in thousands):

	2009	2008	2007	09/08 Increase/ (Decrease)	09/08 Increase/ (Decrease) % Change	08/07 Increase/ (Decrease)	08/07 Increase/ (Decrease) % Change
Personalized Genetic Health	$1,849,511	$2,295,606	$1,824,574	$(446,095)	(19)%	$471,032	26%
Renal and Endocrinology	1,008,020	954,330	831,965	53,690	6%	122,365	15%
Biosurgery	513,682	445,688	381,430	67,994	15%	64,258	17%
Hematology and Oncology	509,811	293,417	243,773	216,394	74%	49,644	20%
Other product revenue	195,641	207,866	176,036	(12,225)	(6)%	31,830	18%

Total product revenue	$4,076,665	$4,196,907	$3,457,778	$(120,242)	(3)%	$739,129	21%

2009 As Compared to 2008

Personalized Genetic Health

Manufacturing and Regulatory Issues in 2009

        In June 2009, we interrupted production of Cerezyme and Fabrazyme at our Allston facility after identifying a virus, Vesivirus 2117, in a bioreactor used for Cerezyme production. The virus we identified impairs the viability of cells used in the manufacturing process and is not known to cause infection in humans. We completed sanitization of the facility and resumed production there in the third quarter of 2009. Cerezyme and Fabrazyme inventories were not sufficient to avoid shortages.

        In February 2009, we received a warning letter from the FDA following the agency's inspection of our Allston facility in September and October 2008 and issuance of a Form 483 outlining deficiencies at the facility. The FDA re-inspected the plant in October and November 2009 and provided us with another Form 483 outlining deficiencies at the facility, which were mainly related to the fill-finish capabilities at the facility.

        We are moving forward with several expansion projects that will result in an increase of our biologics manufacturing capacity. These projects include a new facility in Framingham, Massachusetts with capacity to produce bulk Fabrazyme and bulk Cerezyme, and the addition of a third 4000L scale bioreactor at our Geel, Belgium facility for the production of bulk Myozyme. We currently anticipate receiving approval for the additional Fabrazyme and Myozyme capacity in 2011. We are working with a third party contract manufacturer to transfer fill-finish activities to the contract manufacturer for a portion of our Fabrazyme, Cerezyme and Myozyme production. In addition, the fill-finish area of the Waterford facility is also being expanded to accommodate the long-term growth of our PGH products and, we currently anticipate receiving approval of this new capacity in 2011.

        In 2009, we also continued to pursue FDA approval of alglucosidase alfa produced using a larger bioreactor scale process, which we refer to as Lumizyme in the United States. Since 2008, we had been seeking approval of the product in the United States using a 2000L scale process, but we stopped manufacturing the product at this scale in 2009. In November 2009, we received a complete response letter from the FDA regarding our application to produce at the 2000L scale stating that satisfactory resolution of deficiencies related to our Allston facility were required before the Lumizyme application could be approved. Based on subsequent conversations with the FDA, we decided to seek approval of the product produced using a 4000L scale process, which will also be known as Lumizyme in the United States. We submitted an amendment to the 2000L BLA to the FDA in December 2009, which the FDA has assigned a June 17, 2010 PDUFA date. Production of alglucosidase alfa at the larger 4000L scale is required to fulfill global demand. In Europe, we received approval for the 4000L scale process in February 2009 and, as of the first quarter of 2010, the majority of markets outside of the United States have transitioned to the 4000L scale product.

Personalized Genetic Health Product Revenue

	2009	2008	09/08 Increase/ (Decrease)	09/08 Increase/ (Decrease) % Change
	(Amounts in thousands)
Personalized Genetic Health:
Cerezyme	$793,024	$1,238,977	$(445,953)	(36)%
Fabrazyme	429,690	494,260	(64,570)	(13)%
Myozyme	324,545	296,176	28,369	10%
Aldurazyme	155,065	151,321	3,744	2%
Other Personalized Genetic Health	147,187	114,872	32,315	28%

Total Personalized Genetic Health	$1,849,511	$2,295,606	$(446,095)	(19)%

        PGH product revenue decreased for 2009 primarily due to:

  •
  the temporary suspension of production at our Allston facility in June 2009 during a time of already low levels of inventory for Cerezyme and Fabrazyme, resulting in supply constraints for Cerezyme and Fabrazyme and increased contractual fees for Cerezyme; and

  •
  unfavorable exchange rate fluctuations; offset in part by

  •
  continued growth in sales volume for Myozyme, Aldurazyme and Elaprase.

Cerezyme and Fabrazyme

        The supply constraint and increased contractual fees for Cerezyme adversely impacted Cerezyme revenue by $398.1 million for 2009. The weakening of foreign currencies against the U.S. dollar also adversely impacted Cerezyme revenue by $46.3 million for 2009. Our results of operations are dependent on sales of Cerezyme and any reduction in revenue from sales of this product adversely affects our results of operations. Sales of Cerezyme were approximately 18% of our total revenue for 2009, which reflect periods of supply constraint, as compared to approximately 27% for 2008. We resumed Cerezyme shipments in November 2009. In late December 2009, we began shipping vials of Cerezyme on a per-infusion basis to patients around the world that experienced a treatment interruption in 2009. To more consistently manage the resupply of Cerezyme to patients in approximately 100 countries and reduce interruptions in shipping that occur in the absence of inventory, we are working to build a small inventory buffer. To build this inventory buffer, we intend to ship at 50% of demand for an eight-week period beginning February 22, 2010.

        The supply constraint for Fabrazyme adversely impacted Fabrazyme revenue by $46.4 million for 2009. The weakening of foreign currencies against the U.S. dollar also adversely impacted Fabrazyme revenue by $13.2 million for 2009, as compared to 2008. We resumed shipments of vials of Fabrazyme in early January 2010. We have been shipping Fabrazyme to meet approximately 30% of global demand, and anticipate continuing to ship at this level through May 2010. We are working to increase the productivity of the Fabrazyme manufacturing process, which has performed at the low end of the historical range since the re-start of production. We have developed a new working cell bank for Fabrazyme and production is underway at the 2000L scale. Pending regulatory approval, output from this process is expected starting in June 2010. If this change is successful, we anticipate that sufficient supply will become available to enable higher dosing for patients on Fabrazyme.

        The Cerezyme and Fabrazyme supply constraints resulting from the suspension of production at our Allston facility have created opportunities for our competitors and our future sales may be negatively affected by competitive products that are being developed by Shire and Protalix. After our products experienced supply constraints, Shire and Protalix were able to offer their developmental therapies for the treatment of Gaucher disease to patients in the United States through an FDA-approved treatment IND protocol and to patients in the European Union and other countries through pre-approval access programs. Shire submitted a NDA to the FDA for its therapy in August 2009 and an MAA to the EMA in November 2009. In the United States, Shire's application is being reviewed by the FDA under priority review with a PDUFA date of February 28, 2010. Protalix submitted its NDA to the FDA in December 2009. Outside of the United States, Fabrazyme currently competes with Replagal, a product marketed by Shire. The FDA, however, has approved a treatment IND for Replagal and Shire has submitted a BLA with the FDA for this product and been granted "fast track" designation. Some Gaucher and Fabry patients may have switched to one of our competitors' therapies during the period of supply constraint and there is a risk that they may not switch back to our products, which would result in the loss of additional revenue for us. In addition, the institution of treatment guidelines and dose conservation measures during the supply constraint present the risk that physicians and patients will not resume regular treatment or dosage levels after the supply constraint has ended, potentially resulting in further loss of revenue for us.

Myozyme/Lumizyme

        Myozyme revenue increased in 2009 due to European approval in February 2009 of the product produced at our Belgium facility using the 4000L scale process. The weakening of foreign currencies against the U.S. dollar adversely impacted Myozyme revenue by $14.2 million for 2009, as compared to 2008.

        We have provided alglucosidase alfa free of charge to approximately 180 patients since 2007 under a temporary access program, and in December 2009 we agreed with the FDA to work with the 81 active study sites in the United States to enroll additional patients into this program. We plan to keep open the temporary access program until commercial approval of Lumizyme produced using the 4000L scale process in the United States. We have received a June 17, 2010 PDUFA date in connection with our supplemental BLA for Lumizyme produced at the 4000L scale. If the FDA approves Lumizyme, we would expect revenues for the product to increase in 2011.

Aldurazyme

        Aldurazyme revenue increased for 2009, as compared to 2008, due to increased patient identification worldwide as Aldurazyme was introduced into new markets. The weakening of foreign currencies against the U.S. dollar adversely impacted Aldurazyme revenue by $6.3 million for 2009, as compared to 2008.

Other Personalized Genetic Health

        Other PGH product revenue increased in 2009, as compared to 2008. Sales of Elaprase were $72.2 million in 2009, as compared to $45.6 million in 2008, primarily due to the continued identification of new patients in our territories. Revenue also increased due to the strengthening of the Japanese yen against the U.S. dollar, which positively impacted revenue by $4.3 million for 2009, as compared to 2008.

Renal and Endocrinology

	2009	2008	09/08 Increase/ (Decrease)	09/08 Increase/ (Decrease) % Change
	(Amounts in thousands)
Renal and Endocrinology:
Renagel/Renvela (including sales of bulk sevelamer)	$706,589	$677,729	$28,860	4%
Hectorol	130,757	128,153	2,604	2%
Thyrogen	170,644	148,448	22,196	15%
Other Renal and Endocrinology	30	—	30	N/A

Total Renal and Endocrinology	$1,008,020	$954,330	$53,690	6%

        Sales of Renagel/Renvela, including sales of bulk sevelamer, increased for 2009, as compared to 2008, due to increased end-user demand and Renagel price increases in the United States after the second quarter of 2008, offset in part by price decreases outside of the United States. The weakening of foreign currencies against the U.S. dollar adversely impacted Renagel revenue by $21.8 million for 2009, as compared to 2008.

        We expect sales of Renagel/Renvela to continue to increase. Adoption rates for Renagel/Renvela are expected to trend favorably as a result of:

  •
  the introduction of Renvela globally, including in Europe where it is also indicated for treatment of hyperphosphatemic patients who are not on dialysis;

  •
  approval of the powder formulation; and

  •
  the potential label expansion in the United States to include hyperphosphatemic patients who are not on dialysis.

        We manufacture the majority of our supply requirements for sevelamer hydrochloride (the active ingredient in Renagel) and sevelamer carbonate (the active ingredient in Renvela) at our manufacturing facility in Haverhill, England. In December 2009, equipment failure caused an explosion and fire at this facility, which damaged some of the equipment used to produce these active ingredients as well as the building in which the equipment was located. As a result, we have temporarily suspended production of sevelamer hydrochloride and sevelamer carbonate at this facility while repairs are made. We anticipate that the facility will resume production of sevelamer hydrochloride in the second quarter of 2010 and sevelamer carbonate in the fourth quarter of 2010. We have adequate supply levels to meet the current demand for both Renagel and Renvela and do not anticipate there will be any supply constraints for either Renagel or Renvela while the facility undergoes repairs. During the temporary suspension of production at this facility, we expect to incur additional charges to cost of products sold in our consolidated statements of operations for 2010 for both Renagel and Renvela related to repairs, shutdown and idle capacity expenses. We expect to submit claims to our insurers for reimbursement of portions of the expenses incurred in connection with the explosion, fire and resulting interruption of business. We cannot be certain at this time the level of reimbursement, if any, that we will receive from our insurers for these expenses.

        Sales of Hectorol increased for 2009, as compared to 2008, primarily due to price increases in the fourth quarter of 2008 and the second and fourth quarters of 2009. Sales of Hectorol also include an increase in sales volume due to the addition of the Hectorol 1mcg capsule formulation in August 2009. These increases were offset in part by increased sales returns reserves for Hectorol based on our experience for returns for the product.

        Renagel/Renvela and Hectorol currently compete with several other marketed products and will have additional competitors in the future. Competitive products, especially if they are lower cost generic or follow-on products, will negatively impact the revenues we recognize from Renagel/Renvela and Hectorol. See "Some of our products may face competition from lower cost generic or follow-on products," under the heading "Risk Factors" below.

        In addition, our ability to maintain sales of Renagel/Renvela and Hectorol will depend on many other factors, including the availability of coverage and reimbursement under patients' health insurance and prescription drug plans and the ability of health care providers to improve patients' compliance with their prescribed doses. Also, the accuracy of our estimates of fluctuations in the payor mix and our ability to effectively manage wholesaler inventories and the levels of compliance with the inventory management programs we implemented for Renagel/Renvela and Hectorol with our wholesalers could impact the revenue from our Renal and Endocrinology reporting segment that we record from period to period.

        The Medicare Improvements for Patients and Providers Act of 2008, or MIPPA, directs the Centers for Medicare and Medicaid Services, or CMS, to establish a bundled payment system to reimburse dialysis providers treating patients with end stage renal disease, or ESRD. In September 2009, CMS proposed changes to the prospective payment system that would include drugs and biologicals used to treat ESRD in the bundled payment amount for dialysis treatments. The bundled rate is proposed to include drugs and biologicals that are currently reimbursed separately by Medicare, including intravenous Vitamin D analogs and their oral equivalents such as Hectorol, and oral phosphate binders such as Renagel/Renvela. CMS will issue a final rule in 2010 with an anticipated implementation date of January 2011. We are in the process of evaluating the potential impact of the proposed bundling on our business. We cannot predict whether CMS's final rule would include phosphate binders in the bundled payment.

        Sales of Thyrogen increased for 2009, as compared to 2008, primarily due to worldwide volume growth, driven by an increase in the use of the product in thyroid remnant ablation procedures and a price increase in July 2009. The weakening of foreign currencies against the U.S. dollar adversely impacted Thyrogen revenue by $3.8 million for 2009, as compared to 2008.

Biosurgery

	2009	2008	09/08 Increase/ (Decrease)	09/08 Increase/ (Decrease) % Change
	(Amounts in thousands)
Biosurgery:
Synvisc/Synvisc-One	$328,533	$263,094	$65,439	25%
Sepra products	148,538	133,663	14,875	11%
Other Biosurgery	36,611	48,931	(12,320)	(25)%

Total Biosurgery	$513,682	$445,688	$67,994	15%

        Biosurgery product revenue increased for 2009, as compared to 2008. Revenue from Synvisc/Synvisc-One increased for 2009, as compared to 2008, primarily due to the addition of Synvisc-One sales in the United States. We received marketing approval for Synvisc-One in the United States in February 2009.

        Sepra products revenue increased for 2009, as compared to 2008, primarily due to greater penetration of Seprafilm in Japan and other international markets, the expanded use of Seprafilm in C-sections and gynecological procedures and a price increase we implemented in the first quarter of 2009.

        Other Biosurgery product revenue decreased for 2009, as compared to 2008, primarily due to a decrease in revenue associated with the development and commercialization of dermal filler products with Mentor Corporation.

        The weakening of foreign currencies against the U.S. dollar did not have a significant impact on Biosurgery product revenue for 2009, as compared to 2008.

Hematology and Oncology

	2009	2008	09/08 Increase/ (Decrease)	09/08 Increase/ (Decrease) % Change
	(Amounts in thousands)
Hematology and Oncology:
Mozobil	$54,650	$639	$54,011	>100%
Thymoglobulin	215,964	183,296	32,668	18%
Clolar	81,280	64,044	17,236	27%
Other Hematology and Oncology	157,917	45,438	112,479	>100%

Total Hematology and Oncology	$509,811	$293,417	$216,394	74%

        Hematology and Oncology product revenue increased for 2009, as compared to 2008, primarily due to:

  •
  a $54.0 million increase in sales of Mozobil due to the launch of the product in the United States in December 2008 and in Europe in August 2009;

  •
  a $32.7 million increase in sales of Thymoglobulin, primarily due to higher sales volume resulting from its increased utilization in transplant procedures worldwide;

  •
  increased worldwide demand for Clolar; and

  •
  the addition of a total of $109.6 million of sales of Campath, Fludara and Leukine beginning in the second quarter of 2009 as a result of our acquisition from Bayer.

These increases were offset, in part, by the weakening of foreign currencies against the U.S. dollar which adversely impacted Hematology and Oncology revenue by $1.8 million for 2009, as compared to 2008.

        Mozobil was approved by the FDA in December 2008 for stem cell mobilization in patients with NHL and MM for subsequent autologous stem cell transplants. In July 2009, the European Commission approved Mozobil to enhance stem cell mobilization in preparation for autologous stem cell transplants in patients with lymphoma and MM whose cells mobilize poorly.

        We are developing the intravenous formulation of Clolar for new indications, including first-line and relapsed or refractory adult AML. In November 2008, we filed a supplemental NDA with the FDA for the use of Clolar to treat previously untreated adults age 60 years or older with AML who have at least one unfavorable prognostic factor. In October 2009, we received a complete response letter from the FDA recommending that a randomized, controlled clinical study be conducted for this indication. In addition, we have discussed our adult AML development plans with the EMA's CHMP and based on the CHMP's feedback, randomized, controlled data would also be required. We are awaiting the availability of additional data from ongoing company- and investigator-sponsored studies before seeking approval for this indication in the United States and the European Union. We are conducting a randomized, controlled phase 3 trial comparing Clolar in combination with cytarabine to cytarabine plus placebo in relapsed and refractory adult AML patients 55 years old or older, and results from this trial are expected in late 2010. We are also developing an oral formulation of Clolar and have initiated clinical trials for the treatment of MDS.

Other Product Revenue

	2009	2008	09/08 Increase/ (Decrease)	09/08 Increase/ (Decrease) % Change
	(Amounts in thousands)
Other Product Revenue	$195,641	$207,866	$(12,225)	(6)%

        Other product revenue decreased for 2009, as compared to 2008, due to a decrease in demand for pharmaceutical products.

2008 As Compared to 2007

Personalized Genetic Health

	2008	2007	08/07 Increase/ (Decrease)	08/07 Increase/ (Decrease) % Change
	(Amounts in thousands)
Personalized Genetic Health:
Cerezyme	$1,238,977	$1,133,153	$105,824	9%
Fabrazyme	494,260	424,284	69,976	16%
Myozyme	296,176	200,728	95,448	48%
Aldurazyme	151,321	—	151,321	N/A
Other Personalized Genetic Health	114,872	66,409	48,463	73%

Total Personalized Genetic Health	$2,295,606	$1,824,574	$471,032	26%

        PGH product revenue increased for 2008, as compared to 2007, due to continued growth in sales of Cerezyme, Fabrazyme and Myozyme, the inclusion of Aldurazyme sales in our results of operations beginning on January 1, 2008, as a result of our restructured relationship with BioMarin and BioMarin/Genzyme LLC, and the introduction of Elaprase in the Japanese market in the fourth quarter of 2007.

        The growth in sales of Cerezyme for 2008, as compared to 2007, is attributable to our continued identification of new Gaucher disease patients, particularly in international markets. We implemented a 3% price increase for Cerezyme in the United States in November 2007 and a 4% price increase for Cerezyme in the United States in August 2008. These price increases accounted for $12.2 million of the additional Cerezyme revenue for 2008, as compared to 2007. The strengthening of foreign currencies, primarily the Euro, against the U.S. dollar, positively impacted Cerezyme revenue by $33.0 million in 2008, as compared to 2007.

        The increase in sales of Fabrazyme for 2008, as compared to 2007, is primarily attributable to increased patient identification worldwide as Fabrazyme is introduced into new markets. We established a 3% price increase in the United States for Fabrazyme in November 2007 and a 4% increase for Fabrazyme in the United States in August 2008. These price increases accounted for $6.5 million of additional Fabrazyme revenue for 2008, as compared to 2007. The strengthening of foreign currencies, primarily the Euro, against the U.S. dollar, positively impacted Fabrazyme revenue by $16.6 million in 2008, as compared to 2007.

        Sales of Myozyme increased in 2008 as compared to 2007. The strengthening of foreign currencies, primarily the Euro, against the U.S. dollar, positively impacted Myozyme revenue by $7.0 million for 2008, as compared to 2007.

        Effective January 1, 2008, we, BioMarin and BioMarin/Genzyme LLC restructured our relationship regarding the manufacturing, marketing and sale of Aldurazyme and entered into several new agreements. BioMarin/Genzyme LLC no longer engages in commercial activities related to Aldurazyme and solely:

  •
  holds the intellectual property relating to Aldurazyme and other collaboration products; and

  •
  engages in research and development activities that are mutually selected and funded by BioMarin and us, the costs of which are shared equally.

Under the restructured relationship, BioMarin/Genzyme LLC licensed all intellectual property relating to Aldurazyme and other collaboration products on a royalty-free basis to BioMarin and us. BioMarin holds the manufacturing rights and we hold the global marketing rights. We pay BioMarin a tiered payment ranging from 39.5% to 50% of worldwide net product sales of Aldurazyme. Aldurazyme product revenue was $151.3 million for 2008. Prior to January 1, 2008, we were commercializing Aldurazyme on behalf of BioMarin/Genzyme LLC in the United States, Canada, the European Union, Latin America and the Asia-Pacific regions and continuing to launch Aldurazyme on a country-by-country basis as pricing and reimbursement approvals were obtained. BioMarin/Genzyme LLC's Aldurazyme product revenue recorded by BioMarin/Genzyme LLC was $123.7 million for 2007. The increase in Aldurazyme sales of $27.7 million for the year ended December 31, 2008, as compared to the same period of 2007, is primarily attributable to increased patient identification worldwide as Aldurazyme was introduced into new markets. We also implemented a 3% price increase for Aldurazyme in the United States in November 2007 and a 4% price increase for Aldurazyme in the United States in August 2008. These price increases accounted for $1.0 million of additional Aldurazyme revenue for 2008, as compared to 2007. The strengthening of foreign currencies, primarily the Euro, against the U.S. dollar, positively impacted Aldurazyme revenue by $3.0 million for 2008, as compared to 2007.

        Other PGH product revenue increased in 2008, as compared to 2007. The increase is primarily due to:

  •
  the launch of Elaprase in Japan in the fourth quarter of 2007;

  •
  a $9.6 million increase in sales of WelChol for due to bulk sales and royalties earned as a result of increased demand from our U.S. marketing partner, Sankyo Pharma, Inc., or Sankyo; and

  •
  the continued identification of new patients in our territories.

Renal and Endocrinology

	2008	2007	08/07 Increase/ (Decrease)	08/07 Increase/ (Decrease) % Change
	(Amounts in thousands)
Renal and Endocrinology:
Renagel/Renvela (including sales of bulk Sevelamer)	$677,729	$602,670	$75,059	12%
Hectorol	128,153	115,708	12,445	11%
Thyrogen	148,448	113,587	34,861	31%

Total Renal and Endocrinology	$954,330	$831,965	$122,365	15%

        Sales of Renagel/Renvela, including sales of bulk sevelamer, increased for 2008, as compared to 2007, primarily due to increased end-user demand, which accounted for $13.9 million of the additional revenue and a Renagel price increase in the United States, which accounted for $24.4 million of the additional Renagel revenue. The strengthening of foreign currencies, primarily the Euro, against the U.S. dollar, positively impacted Renagel revenue by $13.0 million for 2008. Sales of Renagel/Renvela, including sales of bulk sevelamer, were 15% of our total revenues for 2008, as compared to 16% for 2007.

        Sales of Hectorol increased for 2008, as compared to 2007, primarily due to Hectorol price increases in the third quarter of 2007 and in the second and fourth quarters of 2008, which accounted for $11.7 million of the additional revenue for 2008.

        Sales of Thyrogen increased for 2008, as compared to 2007. We implemented a 9.7% price increase for Thyrogen in the United States in April 2007 and a 15% price increase for Thyrogen in the United States in April 2008. These price increases accounted for $11.7 million of additional Thyrogen revenue for 2008. In addition, worldwide volume growth, driven by a significant increase in the use of the product in thyroid remnant ablation procedures, positively impacted Thyrogen revenue by $24.2 million for 2008. The strengthening of foreign currencies, primarily the Euro, against the U.S. dollar, positively impacted Thyrogen revenue by $3.1 million for 2008, as compared to 2007.

Biosurgery

	2008	2007	08/07 Increase/ (Decrease)	08/07 Increase/ (Decrease) % Change
	(Amounts in thousands)
Biosurgery:
Synvisc/Synvisc-One	$263,094	$242,319	$20,775	9%
Sepra products	133,663	104,318	29,345	28%
Other Biosurgery	48,931	34,793	14,138	41%

Total Biosurgery	$445,688	$381,430	$64,258	17%

        Biosurgery product revenue increased for 2008, as compared to 2007. Seprafilm revenue increased $27.7 million for the year ended December 31, 2008, as compared to the same period of 2007, primarily due to greater penetration of the product into the United States, Japanese and European markets and expanded use of Seprafilm in C-sections and gynecological procedures.

        The combined revenues of Synvisc/Synvisc-One increased for 2008, as compared to 2007, primarily due to an expanded sales and marketing investment and the initiation of direct sales of the product in Latin America.

        The strengthening of foreign currencies, primarily the Euro, against the U.S. dollar, positively impacted Biosurgery product revenue by $1.1 million for 2008, as compared to 2007.

        Other Biosurgery product revenue increased for 2008, as compared to 2007, due primarily to $9.6 million of revenue for 2008, related to a dermal filler we are developing with and manufacturing for sale to Mentor Corporation for which there was no comparable amount in 2007.

Hematology and Oncology

	2008	2007	08/07 Increase/ (Decrease)	08/07 Increase/ (Decrease) % Change
	(Amounts in thousands)
Hematology and Oncology:
Mozobil	$639	$—	$639	N/A
Thymoglobulin	183,296	165,886	17,410	10%
Clolar	64,044	34,248	29,796	87%
Other Hematology and Oncology	45,438	43,639	1,799	4%

Total Hematology and Oncology	$293,417	$243,773	$49,644	20%

        Hematology and Oncology product revenue increased for 2008, as compared to 2007, primarily due to:

  •
  a $17.4 million increase in sales of transplant products for 2008, as compared to 2007, primarily due to an 11% increase in the worldwide average sales price of Thymoglobulin and growth in sales volume resulting from increased utilization of Thymoglobulin in transplant procedures worldwide. The strengthening of foreign currencies, primarily the Euro, against the U.S. dollar, positively impacted transplant product revenue by $3.5 million for 2008, as compared to 2007; and

  •
  the addition of sales of Clolar outside of North America, which rights we acquired in connection with our acquisition of Bioenvision in October 2007.

Other Product Revenue

	2008	2007	08/07 Increase/ (Decrease)	08/07 Increase/ (Decrease) % Change
	(Amounts in thousands)
Other Product Revenue	$207,866	$176,036	$31,830	18%

        Other product revenue increased primarily due to a $31.1 million increase in sales of diagnostic products for 2008, as compared to 2007, due to increased demand and to the acquisition of certain diagnostic assets from Diagnostic Chemicals Limited, or DCL, in December 2007.

Service Revenue

        We derive service revenue primarily from the following sources:

  •
  sales of MACI, a proprietary cell therapy product for cartilage repair, in Europe and Australia, Carticel for the treatment of cartilage damage in the United States, and Epicel for the treatment of severe burns, all of which are included in our Biosurgery reporting segment; and

  •
  genetics business unit, which provides reproductive and oncology diagnostic testing services, and is included in Other service revenue.

        The following table sets forth our service revenue on a segment basis (amounts in thousands):

	2009	2008	2007	09/08 Increase/ (Decrease)	09/08 Increase/ (Decrease) % Change	08/07 Increase/ (Decrease)	08/07 Increase/ (Decrease) % Change
Personalized Genetic Health	$99	$421	$51	$(322)	(76)%	$370	>100%
Biosurgery	45,640	42,767	39,880	2,873	7%	2,887	7%
Hematology and Oncology	742	1,682	980	(940)	(56)%	702	72%
Other	372,037	321,221	285,415	50,816	16%	35,806	13%

Total service revenue	$418,518	$366,091	$326,326	$52,427	14%	$39,765	12%

2009 As Compared to 2008

        Other service revenue increased for 2009, as compared to 2008, due to a $50.9 million increase in revenues for our genetics business unit. The increase in the genetics business unit revenue is primarily attributable to increased volume from existing and new clients in both reproductive and oncology diagnostic testing services.

        The weakening of foreign currencies against the U.S. dollar for 2009, as compared to 2008, did not have a significant impact on service revenue.

2008 As Compared to 2007

        Other service revenue increased for 2008, as compared to 2007, primarily due to a $35.4 million increase in genetics revenue. The increase in genetics revenue is primarily attributable to continued growth in sales of genetic testing and prenatal screening services as well as growth in demand for certain testing services for patients diagnosed with cancer.

        Service revenue attributable to our Biosurgery reporting segment increased for 2008, as compared to 2007. The increase is primarily due to higher demand for MACI and a 6.5% price increase for Carticel in July 2008.

        The strengthening of foreign currencies against the U.S. dollar for 2008, as compared to 2007, did not have a significant impact on service revenue.

International Product and Service Revenue

        A substantial portion of our revenue is generated outside of the United States. The following table provides information regarding the change in international product and service revenue as a percentage of total product and service revenue during the periods presented (amounts in thousands):

	2009	2008	2007	09/08 Increase/ (Decrease)	09/08 Increase/ (Decrease) % Change	08/07 Increase/ (Decrease)	08/07 Increase/ (Decrease) % Change
International product and service revenue	$2,139,296	$2,344,093	$1,815,160	$(204,797)	(9)%	$528,933	29%
% of total product and service revenue	48%	51%	48%

2009 As Compared to 2008

        International product and service revenue decreased for 2009, as compared to 2008, primarily due to:

  •
  decreases in international sales volume for Cerezyme and Fabrazyme for 2009 due to supply constraints; and

  •
  the weakening of foreign currencies against the U.S. dollar, which adversely impacted total product and service revenue by $115.3 million for 2009.

        These decreases were offset in part by:

  •
  growth in the international sales volume of Myozyme, Aldurazyme, Elaprase, Thyrogen, Synvisc/Synvisc-One, Seprafilm, Clolar and Thymoglobulin for 2009; and

  •
  the addition of international sales of Fludara in the second quarter of 2009 and Mozobil in Europe in the third quarter of 2009.

        International product and service revenue as a percentage of total product and service revenue decreased for 2009, as compared to 2008, primarily due to:

  •
  decreases in the overall sales volume for Cerezyme and Fabrazyme for 2009 due to supply constraints;

  •
  the addition of sales of Leukine, sold exclusively in the United States, in the second quarter of 2009; and

  •
  the weakening of foreign currencies against the U.S. dollar, which adversely impacted our total international revenue.

2008 As Compared to 2007

        The increase in international product and service revenue for 2008, as compared to 2007, is primarily due to a $278.1 million increase in the combined international sales of Renagel, Cerezyme, Fabrazyme and Myozyme, primarily due to an increase in the number of patients using these products in the European Union, South America and the Asia Pacific rim. In addition, in 2008 we began to record worldwide Aldurazyme revenue and revenue for Clolar sold outside North America. Revenue generated outside the United States for Aldurazyme was $121.1 million for 2008, which had been recorded as joint venture revenue by BioMarin/Genzyme LLC in 2007. Revenue generated outside the

United States for Clolar was $25.8 million for 2008. There were no comparable amounts prior to our acquisition of Bioenvision in October 2007.

        The strengthening of foreign currencies, primarily the Euro, against the U.S. dollar, positively impacted total product and service revenue by $89.7 million in 2008, as compared to 2007.

        International product and service revenue as a percentage of total product and service revenue increased due primarily to the addition of revenue generated outside the United States for Aldurazyme and outside North America for Clolar as well as the strengthening of foreign currencies against the U.S. dollar in 2008, which positively impacted our total international revenue.

Research and Development Revenue

        The following table sets forth our research and development revenue on a segment basis (amounts in thousands):

	2009	2008	2007	09/08 Increase/ (Decrease)	09/08 Increase/ (Decrease) % Change	08/07 Increase/ (Decrease)	08/07 Increase/ (Decrease) % Change
Personalized Genetic Health	$—	$110	$2,116	$(110)	(100)%	$(2,006)	(95)%
Renal and Endocrinology	332	90	143	242	>100%	(53)	(37)%
Biosurgery	2,493	2,645	5,337	(152)	(6)%	(2,692)	(50)%
Hematology and Oncology	2,367	14,439	7,006	(12,072)	(84)%	7,433	>100%
Multiple Sclerosis	12,467	21,709	11,595	(9,242)	(43)%	10,114	87%
Other	706	1,815	1,604	(1,109)	(61)%	211	13%
Corporate	1,977	1,233	1,614	744	60%	(381)	(24)%

Total research and development revenue	$20,342	$42,041	$29,415	$(21,699)	(52)%	$12,626	43%

2009 As Compared to 2008

        Total research and development revenue decreased for 2009, as compared to 2008, primarily due to decreases in both Hematology and Oncology research and development revenue and Multiple Sclerosis research and development revenue. The decrease in Hematology and Oncology research and development revenue was the result of the termination of the Campath profit share arrangement with Bayer. The decrease in Multiple Sclerosis research and development revenue was the result of our ceasing to recognize revenue for Bayer's reimbursement of a portion of the development costs for alemtuzumab for MS as of May 29, 2009, the effective date of our acquisition from Bayer. The fair value of the research and development costs to be reimbursed by Bayer is accounted for as an offset to the contingent consideration obligations for alemtuzumab for MS.

2008 As Compared to 2007

        Total research and development revenue increased for 2008, as compared to 2007, primarily due to increases in revenue recognized by our Hematology and Oncology reporting segment and our Multiple Sclerosis reporting unit. For our Hematology and Oncology reporting segment, the increase was primarily due to a $6.0 million payment received in December 2008 from Shire plc related to the vesting of an assignment by AnorMED of certain product rights to Shire. This was the last milestone payment due from Shire related to these product rights. For our Multiple Sclerosis reporting segment, research and development revenue increased primarily due to our increase in spending for the development of alemtuzumab under our collaboration with Bayer and Bayer's reimbursement of a portion of these development expenses in the multiple sclerosis development program.

GROSS PROFIT AND MARGINS

        The components of our total margins are described in the following table (amounts in thousands):

	2009	2008	2007	09/08 Increase/ (Decrease)	09/08 Increase/ (Decrease) % Change	08/07 Increase/ (Decrease)	08/07 Increase/ (Decrease) % Change
Gross product profit	$2,939,728	$3,283,640	$2,742,274	$(343,912)	(10)%	$541,366	20%
Product margin	72%	78%	79%
Gross service profit	$169,379	$130,796	$114,500	$38,583	29%	$16,296	14%
Service margin	40%	36%	35%
Total gross product and service profit	$3,109,107	$3,414,436	$2,856,774	$(305,329)	(9)%	$557,662	20%
Total product and service margin	69%	75%	75%

Gross Product Profit and Product Margin

2009 As Compared to 2008

        Our overall gross product profit decreased for 2009, as compared to 2008, primarily due to:

  •
  decreased sales volume for Cerezyme and Fabrazyme; and

  •
  a total of $107.2 million of charges for 2009 for which there are no comparable amounts for 2008, including:

  •
  $45.5 million for idle capacity, clean up and other costs related to the remediation of our Allston facility;

  •
  approximately $11 million for the write off of Cerezyme work-in-process material;

  •
  $43.5 million for the amortization of inventory step-up of Campath, Fludara and Leukine; and

  •
  $7.3 million of other manufacturing-related charges.

        These decreases were offset, in part, by:

  •
  increased sales volume for Myozyme, Aldurazyme and Elaprase;

  •
  the addition of sales of Renvela, which was launched in the United States in 2008 for patients with CKD on dialysis and in the European Union in June 2009 for patients with CKD on dialysis and hyperphosphatemic patients not on dialysis;

  •
  increased sales volume for Thyrogen;

  •
  increased sales volume for Synvisc/Synvisc-One and Seprafilm;

  •
  the addition of sales of Fludara and Leukine in the second quarter of 2009, the addition of sales of Mozobil, which was launched in the United States in December 2008 and in Europe in August 2009, and an increase in worldwide sales of Clolar; and

  •
  increased sales volume for Thymoglobulin.

        Product margin decreased for 2009, as compared to 2008, primarily due to:

  •
  higher unit costs for Cerezyme and Fabrazyme;

  •
  the increase in sales volume for Myozyme, Aldurazyme, and Elaprase, all of which are lower margin products;

  •
  a total of $107.2 million of charges for 2009, as described above, for which there are no comparable amounts for 2008; and

  •
  the addition of sales of Fludara and Leukine and additional sales of Campath beginning in the second quarter of 2009, all of which are lower margin products.

        Our gross product profit and product margin for 2009 were also impacted by the unfavorable effect of foreign exchange rates on product sales outside of the United States, offset, in part, by the favorable effect of such rates on the cost of those products.

        Gross product profit and product margin for both periods were also adversely affected by manufacturing-related charges of $9.2 million for 2009 and $12.6 million for 2008 to write off Myozyme inventory costs related to terminated production runs at our Belgium facility,

        For purposes of this discussion, the amortization of product related intangible assets is included in amortization expense and, as a result, is excluded from cost of products sold and the determination of product margins described above.

2008 As Compared to 2007

        Our overall gross product profit increased for 2008, as compared to 2007. This is primarily due to:

  •
  increased sales volume for Cerezyme, Fabrazyme, Myozyme and Elaprase;

  •
  increased unit volumes and price increases for Renagel and Hectorol;

  •
  the addition of sales of Renvela, which was launched for patients with CKD on dialysis in the United States in March 2008;

  •
  increased sales volume for Thyrogen;

  •
  increased sales for Seprafilm;

  •
  improved margin for Hylaform due to milestone payments received in 2008 for which there were no comparable amounts received in 2007;

  •
  higher demand for Campath worldwide, and an increase in worldwide sales of Clolar due to our acquisition of Bioenvision in October 2007; and

  •
  improved margin for diagnostic products due to our acquisition of diagnostic assets from DCL in December 2007.

        Our product margin in 2008 was impacted by the favorable effect of foreign exchange rates in our manufacturing sites outside the United States as well as by the timing of inventory produced in prior periods and sold in the fourth quarter.

        Total gross product profit as a percentage of product revenue decreased for 2008, as compared to 2007, due to the increase in sales of Myozyme and Elaprase, the addition of Aldurazyme to the results, all of which have lower than average margins, to higher unit costs for Cerezyme and Fabrazyme and to the write off of Myozyme inventory costs of $12.6 million related to terminated production runs during 2008 at our Belgium facility. These decreases in product margin as a percentage of product revenue were partially offset by a decrease in manufacturing-related charges recorded in 2008, as compared to 2007.

        For purposes of this discussion, the amortization of product related intangible assets is included in amortization expense and, as a result, is excluded from cost of products sold and the determination of product margins described above.

Gross Service Profit and Service Margin

2009 As Compared to 2008

        Our overall gross service profit increased for 2009, as compared to 2008, primarily due to increases in revenue from our reproductive and oncology diagnostic testing services and Carticel revenue.

        Total service margin increased for 2009, as compared to 2008, primarily due to efficiencies resulting from prior period investments in our testing services processes and increased sales volume, attributable to both existing and new clients, for our reproductive and oncology diagnostic testing services.

2008 As Compared to 2007

        Our overall gross service profit increased for 2008, as compared to 2007. The increases were primarily attributable to increases in revenue from our genetic testing and prenatal screening services and the increase in demand for certain testing services for patients diagnosed with cancer.

        Total service margin as a percent of total service revenue increased for 2008, as compared to 2007, due to an increase in MACI and Carticel revenue and genetic testing revenue.

OPERATING EXPENSES

Selling, General and Administrative Expenses

        The following table provides information regarding the change in SG&A during the periods presented (amounts in thousands):

	2009	2008	2007	09/08 Increase/ (Decrease	09/08 Increase/ (Decrease) % Change	08/07 Increase/ (Decrease	08/07 Increase/ (Decrease) % Change
Selling, general and administrative expenses	$1,428,596	$1,338,190	$1,187,184	$90,406	7%	$151,006	13%
% of total revenue	32%	29%	31%

2009 As Compared to 2008

        SG&A increased for 2009, primarily due to spending increases of:

  •
  $10.9 million for 2009, for Renal and Endocrinology, primarily due to increased patent litigation expenses for Renagel/Renvela and Hectorol for 2009;

  •
  $15.5 million for 2009, for Biosurgery, primarily due to ongoing activities related to the Synvisc-One launch;

  •
  $43.3 million for 2009, for Hematology and Oncology, primarily due to legal costs and transition services related to our acquisition from Bayer and sales and marketing expenses to support the addition of Campath, Fludara and Leukine, sales force expansion to support the launch of Mozobil in the United States and its launch in Europe in the third quarter of 2009, and increased selling and marketing expenses for Clolar in Europe;

  •
  $14.2 million for 2009, for Other, primarily due to personnel additions and software maintenance costs for our genetics business unit; and

  •
  $23.1 million for 2009, for Corporate, primarily due to increases in litigation expense and stock-based compensation for 2009, as compared to 2008.

        These increases were partially offset by a decrease of $22.3 million for 2009, attributable to the weakening of foreign currencies against the U.S. dollar and a decrease of $11.0 million of realized unhedged transactional foreign currency loss for 2009, as compared to 2008.

2008 As Compared to 2007

        SG&A increased for 2008, as compared to 2007, primarily due to spending increases of:

  •
  $50.8 million for PGH, primarily due to costs incurred related to Aldurazyme, which were recorded by BioMarin/Genzyme LLC in the same period of 2007, combined with expanded marketing activities for Cerezyme, Fabrazyme and Myozyme;

  •
  $26.8 million for Renal and Endocrinology, primarily due to sales force expansion and restructuring to support the Renvela launch;

  •
  $20.3 million for Biosurgery, primarily due to the expansion of our Sepra sales force combined with additional marketing activities;

  •
  $14.9 million for Hematology and Oncology, primarily due to the inclusion of Bioenvision activities and increased domestic marketing expenses for Clolar and our investment in international programs, personnel and to costs related to the preparation of the launch of Mozobil;

  •
  $36.6 million for Other, primarily due to personnel additions in our genetics business unit and increased spending associated with our acquisition of diagnostic assets from DCL in December 2007;

  •
  an increase of $10.6 million due to the strengthening of foreign currencies against the U.S. dollar, primarily the Euro; and

  •
  an increase of $24.1 million of realized unhedged transactional foreign currency loss.

        These increases were partially offset by a decrease in SG&A for Corporate because we recorded a $64.0 million charge in June 2007 for the settlement of the litigation related to the consolidation of our former tracking stocks for which there was no comparable amount recorded in 2008.

Research and Development Expenses

        The following table provides information regarding the change in research and development expense during the periods presented (amounts in thousands):

	2009	2008	2007	09/08 Increase/ (Decrease)	09/08 Increase/ (Decrease) % Change	08/07 Increase/ (Decrease)	08/07 Increase/ (Decrease) % Change
Research and development expenses	$865,257	$1,308,330	$737,685	$(443,073)	(34)%	$570,645	77%
% of total revenue	19%	28%	19%

2009 As Compared to 2008

        Research and development expenses decreased for 2009, as compared to 2008, primarily due to:

  •
  a $332.0 million decrease in spending for 2009, on our PGH research and development programs, primarily due to charges of $244.9 million recorded in 2008 for license fees paid to Isis for exclusive, worldwide rights to mipomersen and charges of $100.0 million recorded in July 2008 for a nonrefundable upfront payment to PTC, for which there were no comparable amounts in 2009. This decrease was partially offset by $7.0 million of charges for 2009 related to our transaction with Targeted Genetics Corporation in September 2009;

  •
  a $147.1 million decrease in spending for 2009, on our Renal and Endocrinology research and development programs, due to a $148.2 million decrease in spending for our immune mediated disease business unit for 2009 primarily due to charges of $130.0 million in nonrefundable upfront license fees paid to Osiris in 2008 related to our collaboration to develop and commercialize Prochymal and Chondrogen, for which there were no comparable amounts in 2009; and

  •
  a decrease of $7.6 million for 2009 due to the weakening of foreign currencies against the U.S. dollar.

        These decreases were partially offset by a spending increase in 2009 of:

  •
  $33.6 million on Multiple Sclerosis research and development programs due to increased spending in 2009 for the development of alemtuzumab for MS; and

  •
  $18.5 million on research and development programs included under the category "Other," primarily due to a payment of $18.2 million to EXACT Sciences for the purchase of intellectual property in January 2009.

2008 As Compared to 2007

        Research and development expenses increased for 2008, as compared to 2007, primarily due to:

  •
  spending increases of $394.4 million on certain PGH research and development programs, including a $100.0 million nonrefundable upfront fee paid to PTC related to our collaboration to develop and commercialize ataluren, the addition of Aldurazyme expenses as a result of the restructuring of our relationship with BioMarin/Genzyme LLC, and $175.0 million and $69.9 million recorded in February 2008 in license fees paid to Isis for exclusive, worldwide rights to mipomersen;

  •
  spending increases of $146.9 million for Renal and Endocrinology research and development programs, $130.0 million in nonrefundable upfront license fees paid to Osiris related to our collaboration to develop and commercialize Prochymal and Chondrogen;

  •
  spending increases of $22.7 million on Hematology and Oncology research and development programs, primarily on the development of Mozobil, due to NDA filing activity and pre-launch activity and the addition of Bioenvision expenses for the development of Clolar for adult AML;

  •
  spending increases of $36.5 million on Multiple Sclerosis research and development programs, primarily on the development of alemtuzumab; and

  •
  increases of $8.7 million due to the strengthening of foreign currencies against the U.S. dollar, primarily the Euro.

        These increases were partially offset by spending decreases in 2008 of:

  •
  $34.7 million on certain PGH research and development programs, including a $25.0 million upfront payment to Ceregene in June 2007 in connection with a collaboration agreement for the development and commercialization of CERE-120 for which there was no comparable amount paid in 2008, and an $8.4 million decrease in spending due to the termination in February 2007 of our joint venture with Dyax Corp., or Dyax for the development of DX-88 for the treatment of hereditary angioedema, or HAE; and

  •
  $20.8 million on our Renal and Endocrinology research and development programs due to the termination of our late stage clinical trial for tolevamer and a decrease in clinical expenses related to Hectorol.

Amortization of Intangibles

        The following table provides information regarding the change in amortization of intangibles expense during the periods presented (amounts in thousands):

	2009	2008	2007	09/08 Increase/ (Decrease)	09/08 Increase/ (Decrease) % Change	08/07 Increase/ (Decrease)	08/07 Increase/ (Decrease) % Change
Amortization of intangibles	$266,305	$226,442	$201,105	$39,863	18%	$25,337	13%
% of total revenue	6%	5%	5%

2009 As Compared to 2008

        Amortization of intangibles expense increased for 2009 primarily due to the acquisition of the worldwide marketing and distribution rights to the oncology products Campath, Fludara and Leukine from Bayer and to additional amortization expense for the Synvisc sales and marketing rights we reacquired from Wyeth.

        As discussed in Note H., "Goodwill and Other Intangible Assets," to our consolidated financial statements included in this Form S-4, we calculate amortization expense for the Synvisc sales and marketing rights we reacquired from Wyeth and the Myozyme patent and technology under a licensing agreement with Synpac by taking into account forecasted future sales of the products, and the resulting estimated future contingent payments we will be required to make. In addition, we also calculate amortization for the technology intangible assets for Fludara based on forecasted future sales of Fludara. As a result, we expect amortization of intangibles expense to fluctuate over the next five years based on the future contingent payments to Wyeth and Synpac, as well as changes in the forecasted revenue for Fludara.

2008 As Compared to 2007

        Amortization of intangibles expense increased for 2008, as compared to 2007, primarily due to the acquisition of technology in connection with our acquisition of Bioenvision in October 2007, and the acquisition of customer lists and trademarks in connection with our acquisition of diagnostic assets from DCL in December 2007.

Contingent Consideration Expense

        The following table provides information regarding the change in contingent consideration expense during the periods presented (amounts in thousands):

	2009	2008	2007	09/08 Increase/ (Decrease)	09/08 Increase/ (Decrease) % Change	08/07 Increase/ (Decrease)	08/07 Increase/ (Decrease) % Change
Contingent consideration expense	$65,584	$—	$—	$65,584	N/A	N/A	N/A
% of total revenue	1%	N/A	N/A

        In June 2009, we recorded contingent consideration obligations totaling $964.1 million for the acquisition date fair value of the contingent royalty and milestone payments due to Bayer based on future sales and the successful achievement of certain sales volumes for Campath, Fludara and Leukine and for alemtuzumab for MS.

        Any change in the fair value of the contingent consideration obligations subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in our estimates of the sales volume for these products, will be recognized in earnings in the period the estimated fair value changes. The fair value estimates are based on the probability weighted sales volumes to be achieved for Campath, Fludara, Leukine and for alemtuzumab for MS over the earn-out period for each product. A change in the fair value of the acquisition-related contingent consideration obligations could have a material affect on our consolidated statements of operations and financial position in the period of the change in estimate.

        As of December 31, 2009, the fair value of the total contingent consideration obligations was $1.02 billion primarily due to changes in discount periods and management estimates. Accordingly, we recorded a total of $65.6 million of contingent consideration expenses to reflect the increase in the fair value of the contingent consideration obligations recorded as a result of our acquisition from Bayer, including $31.5 million for our Hematology and Oncology reporting segment and $34.1 million for our Multiple Sclerosis reporting segment.

Purchase of In-Process Research and Development

        Prior to January 1, 2009, IPR&D acquired through a business combination was expensed on the acquisition date in our consolidated financial statements. All IPR&D we acquire through business combinations on or after January 1, 2009 is capitalized as an intangible asset on our consolidated balance sheets and periodically tested for impairment.

        The following table sets forth the significant IPR&D projects for the companies and assets we acquired between January 1, 2006 and December 31, 2009 (amounts in millions):

Company/Assets Acquired	Purchase Price	IPR&D		Programs Acquired	Discount Rate Used in Estimating Cash Flows	Year of Expected Launch		Estimated Cost to Complete
Bayer (2009)	$1,006.5	$445.3		alemtuzumab for MS—US	16%	2012		$190.7	(1)
		$187.6		alemtuzumab for MS—ex-US	16%	2013		$96.6	(2)

		$632.9	(3)

Bioenvision (2007)	$349.9	$125.5	(4)	Clolar(5)	17%	2010 - 2016	(6)	$27.7

AnorMED (2006)	$589.2	$526.8	(4)	Mozobil (stem cell transplant)(7)	15%	2016		$19.3

(1)
Does not include anticipated reimbursements from Bayer totaling approximately $49 million.

(2)
Does not include anticipated reimbursements from Bayer totaling approximately $18 million.

(3)
Capitalized as an indefinite-lived intangible asset.

(4)
Expensed on acquisition date.

(5)
Clolar is approved for the treatment of relapsed and refractory pediatric ALL. The IPR&D projects for Clolar are related to the development of the product for the treatment of other medical issues.

(6)
Year of expected launch reflects both the ongoing launch of the products for currently approved indications and the anticipated launch of the products in the future for new indications.

(7)
Mozobil received marketing approval for use in stem cell transplants in the United States in December 2008 and in Europe in July 2009. Mozobil is also being developed for tumor sensitization.

Charge for Impaired Goodwill

        We are required to perform impairment tests related to our goodwill annually and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable. For 2009 and 2008, we completed the required annual impairment tests for our $1.4 billion of goodwill that had been recorded as of September 30, 2009 and $1.4 billion of goodwill that had been recorded as of September 30, 2008 and determined that no impairment charge was required. We discuss our assessment of goodwill for potential impairment under the heading "Critical Accounting Policies—Asset Impairments—Impairment of Goodwill" included in this prospectus.

OTHER INCOME AND EXPENSES

	2009	2008	2007	09/08 Increase/ (Decrease)	09/08 Increase/ (Decrease) % Change	08/07 Increase/ (Decrease)	08/07 Increase/ (Decrease) % Change
	(Amounts in thousands)
Equity in income of equity method investments	$—	$201	$7,398	$(201)	(100)%	$(7,197)	(97)%
Gains (losses) on investments in equity securities, net	(56)	(3,340)	13,067	3,284	98%	(16,407)	>(100)%
Gain on acquisition of business	24,159	—	—	24,159	N/A	N/A	N/A
Other	(1,719)	356	3,295	(2,075)	>(100)%	(2,939)	(89)%
Investment income	17,642	51,260	70,196	(33,618)	(66)%	(18,936)	(27)%
Interest expense	—	(4,418)	(12,147)	4,418	(100)%	7,729	(64)%

Total other income	$40,026	$44,059	$81,809	$(4,033)	(9)%	$(37,750)	(46)%

2009 As Compared to 2008

Gains (Losses) on Investments in Equity Securities, net

        We recorded the following realized gains (losses) on investments in equity securities, net of charges for impairment of investments, for the periods presented (amounts in thousands):

	2009	2008
Gross gains (losses) on investments in equity securities	$1,734	$13,259
Less: charges for impairment of investments	(1,790)	(16,599)

Losses on investments in equity securities, net	$(56)	$(3,340)

        Gross gains (losses) on investments in equity securities includes a gain of $10.3 million in 2008 resulting from the liquidation of our investment in the common stock of Sirtris Pharmaceuticals, Inc., or Sirtris, for net cash proceeds of $14.8 million.

        Charges for impairment of investments for both periods presented includes the write down of our investments in certain venture capital funds to fair value at the end of each period. Charges for impairment of investments for 2008 also includes a charge of $10.0 million to write off the purchase price of an exclusive option to acquire equity in a private company as a result of our termination of the option agreement prior to the exercise deadline.

        At December 31, 2009, our stockholders' equity includes $13.1 million of unrealized gains and $0.9 million of unrealized losses related to our strategic investments in equity securities.

Gain on Acquisition of Business

        Regarding our acquisition of the worldwide rights to the oncology products Campath, Fludara, Leukine and alemtuzumab for MS from Bayer, the fair value of the identifiable assets acquired of $1.03 billion exceeded the fair value of the purchase price for the transaction of $1.01 billion. We recorded a gain on acquisition of business of $24.2 million, to our Multiple Sclerosis reporting segment, for 2009 related to our acquisition of the worldwide rights to alemtuzumab for MS.

Investment Income

        Our investment income decreased for 2009, as compared to 2008, primarily due to a decrease in our average portfolio yield and lower average cash and investment balances.

Interest Expense

        Our net interest expense decreased to zero for 2009, as compared to 2008, primarily due to the redemption of the $690.0 million in principal of our 1.25% convertible senior notes in December 2008. Interest expense for 2008 includes $10.9 million of interest related to these notes for which there are no comparable amounts in 2009. In addition, capitalized interest decreased $6.7 million for 2009, as compared to 2008, due to the decreased amount of interest expense available for capitalization as a result of the redemption of these notes.

2008 As Compared to 2007

Equity in Income of Equity Method Investments

        Equity in income of equity method investments decreased by 97% to $0.2 million in 2008, as compared to 2007 primarily due to $21.1 million of charges in 2007 related to our investment in Bioenvision common stock, including a $19.1 million charge for IPR&D, representing our proportionate share of the fair value of the IPR&D programs of Bioenvision for which there are no comparable amounts in 2008 because we completed our acquisition of Bioenvision in October 2007. These charges were offset in part by our portion of the net income of BioMarin/Genzyme LLC of $30.1 million in 2007 for which there was no comparable amount in 2008 since, beginning January 1, 2008, as a result of our restructured relationship with BioMarin, we no longer account for BioMarin/Genzyme LLC using the equity method of accounting.

Gains (Losses) on Investments in Equity Securities, net

        We recorded the following realized gains (losses) on investments in equity securities, net of charges for impairment of investments, for the periods presented (amounts in thousands):

	2008	2007
Gross gains (losses) on investments in equity securities:	$13,259	$13,067
Less: charges for impairment of investments	(16,599)	—

Gains (losses) on investments in equity securities, net	$(3,340)	$13,067

        In 2008, we recorded a $10.3 million gain resulting from the liquidation of our investment in the common stock of Sirtris for net cash proceeds of $14.8 million.

        In 2007, we purchased an exclusive option to acquire equity in a private company for $10.0 million in cash. We terminated the option agreement prior to the deadline for exercise and as a result, we recorded a charge of $10.0 million in 2008 to write off the purchase price of the option. We also recorded a charge of $6.6 million in 2008 to write down our investments in certain equity securities and venture capital funds to fair value as the unrealized losses were determined to be other than temporary.

        In 2007, we recorded a $10.8 million gain in connection with the sale of our entire investment in the capital stock of THP, which had a zero cost basis, for net cash proceeds of $10.8 million.

Other

        As a result of the restructuring of our relationship with BioMarin/Genzyme LLC, effective January 1, 2008, we began consolidating the results of BioMarin/Genzyme LLC. We recorded BioMarin's portion of this joint venture's income in 2008 as minority interest in our consolidated statements of operations.

Investment Income

        Our investment income decreased for 2008, as compared to 2007, primarily due to a decrease in the average portfolio yield in the United States and lower average cash balances outside the United States, offset in part by higher average U.S. cash balances.

Interest Expense

        Our interest expense decreased for 2008, as compared to 2007, primarily due to a $4.5 million increase in capitalized interest, which resulted in a decrease in interest expense. Additionally, there was a $2.2 million decrease in interest expense in 2008 related to asset retirement obligations and a $1.0 million decrease in interest expense in 2008 due to the redemption of the $690.0 million in principal of our 1.25% convertible senior notes in December 2008.

PROVISION FOR INCOME TAXES

	2009	2008	2007	09/08 Increase/ (Decrease)	09/08 Increase/ (Decrease) % Change	08/07 Increase/ (Decrease)	08/07 Increase/ (Decrease) % Change
	(Amounts in thousands)
Provision for income taxes	$121,433	$204,457	$255,481	$(83,024)	(41)%	$(51,024)	(20)%
Effective tax rate	22%	33%	35%

        Our provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	For the Years Ended December 31,
	2009	2008	2007
Tax provision at U.S. statutory rate	35.0%	35.0%	35.0%
Domestic manufacturing benefits	(4.3)	(2.1)	(0.5)
Legal settlements	—	—	3.0
Audit settlements	—	(1.3)	0.5
Stock compensation	2.2	1.5	1.3
Tax credits	(5.5)	(3.9)	(3.5)
Foreign rate differential	(3.2)	1.4	(2.1)
Other	(1.9)	2.1	1.0

Effective tax rate	22.3%	32.7%	34.7%

        Our effective tax rate for 2009 was impacted by:

  •
  non-deductible stock-based compensation expenses totaling $33.5 million for 2009;

  •
  the tax benefits related to tax credits of $30.0 million; and

  •
  domestic manufacturing benefits of $23.5 million.

        Our effective tax rates for 2008 and 2007 were impacted by:

  •
  non-deductible stock compensation expenses of $34.0 million in 2008 and $32.0 million in 2007;

  •
  $5.1 million of tax benefits recorded in 2008 to our income tax provision reflecting the resolution of various issues related to the settlement of IRS audits for the tax years 2004 to 2005. In conjunction with those settlements, we reduced our tax reserves by $4.9 million and recorded current and deferred tax benefits for the remaining portion of the settlement amounts;

  •
  the charge for IPR&D of $106.4 million recorded in October 2007 in connection with our acquisition of Bioenvision, of which $100.3 million was deductible and taxed at rates other than the U.S. statutory income tax rate and $6.1 million was non-deductible; and

  •
  a non-deductible charge of $64.0 million for the settlement of the Biosurgery tracking stock suit in August 2007.

In addition, our overall tax rate has changed significantly due to fluctuations in our income before taxes, which was $543.7 million in 2009, $625.5 million in 2008, and $735.7 million in 2007.

        We are currently under IRS audit for the tax years 2006 to 2007 and various states and foreign jurisdictions for various years. We believe that we have provided sufficiently for all audit exposures. We reasonably expect that our unrecognized tax benefits will decrease within the next twelve months by approximately $13 million as a result of the resolution of tax examinations in major tax jurisdictions.

Settlement of these audits or the expiration of the statute of limitations on the assessment of income taxes for any tax year will likely result in a reduction of future tax provisions. Any such benefit would be recorded upon final resolution of the audit or expiration of the applicable statute of limitations.

Research and Development Programs

Research and Development Program Strategy and Current Spending

        Innovation by our research and development operations is very important to our success. Our research and development programs are focused on the areas of human healthcare where we market commercial products, namely rare inherited disorders, renal disease, transplant and immune diseases, orthopaedics, and oncology. We also conduct research in cardiovascular disease, neurodegenerative diseases, and other medical areas. Our goal is to discover, develop and bring to market innovative products that address major unmet medical needs. This goal has been supported by our research and development spending as follows (amounts in millions):

Years Ended December 31
2009	$1,498.2	(1)
2008	1,308.3
2007	844.0	(2)

(1)
includes, in accordance with the revised business combination requirements as of January 1, 2009, capitalized in-process research and development related to our acquisition from Bayer of the worldwide rights to alemtuzumab for MS.

(2)
includes expensed in-process research and development related to our acquisition of Bioenvision, Inc.

        We conduct research internally and through contracts with third parties, including through collaborations with universities and biotechnology companies and in cooperation with other pharmaceutical firms. We also seek out promising compounds and innovative technologies developed by third parties to incorporate into our discovery or development processes or projects, as well as our product lines, through acquisition, licensing or other arrangements. Before we can commercialize our development-stage products, we will need to:

  •
  conduct substantial research and development;

  •
  undertake pre-clinical and clinical testing;

  •
  develop and scale-up manufacturing processes and validate facilities; and

  •
  pursue marketing authorization and other regulatory approvals and, in some countries, pricing approvals.

        This process is risky, expensive, and may take several years. We may be unable to successfully develop any product, or may fail to recover our development costs upon commercialization of a product that we successfully develop.

        We have five reporting segments and each reporting segment is typically engaged in multiple research and development programs at any given time. Our research and development spending consists of:

  •
  investments in strategically significant research and development programs, including new product candidates or new indications for existing products;

  •
  spending which supports post-marketing studies for our currently marketed products and direct added value spending by our reporting segments related to improving the effectiveness or discovering new uses for their existing products;

  •
  corporate science initiatives, including a number of long-term exploratory and fundamental research programs in biology and chemistry, and costs and allocations related to maintaining our global research and development infrastructure; and

  •
  stock-based compensation expenses related to those employees of our research and development organization that participate in our employee stock plans.

        The following table provides a summary of our research and development spending for the year ended December 31, 2009 by spending category and by reporting segment (amounts in thousands):

Reporting Segment	Strategically Significant R&D Programs	Currently Marketed Products and Direct R&D	Corporate Science Initiatives and Infrastructure	Stock-Based Compensation Expense for R&D Employees	Total Research and Development Expense	Capitalized as In-Process Research and Development
Personalized Genetic Health	$25,999	$141,786	$55,702	$—	$223,488	$—
Renal and Endocrinology	8,400	75,507	20,929	—	104,836	—
Biosurgery	—	33,539	14,516	—	48,055	—
Hematology and Oncology	69,352	30,519	31,109	—	130,979	—
Multiple Sclerosis	84,500	1,102	13,518		99,120	632,912	(1)
Other	—	32,488	1,018	—	33,506	—
Corporate	—	8,193	155,689	61,391	225,273	—

Total	$188,251	$323,134	$292,481	$61,391	$865,257	$632,912

(1)
represents, in accordance with the revised business combination requirements as of January 1, 2009, capitalized in-process research and development related to our acquisition from Bayer of the worldwide rights to alemtuzumab for MS.

        We believe that the effect of our investments in research and development is reflected in the number of potential product candidates we have in all stages of development. As of February 28, 2010, we had approximately 46 projects in development, ranging from discovery stage through product registration and/or post-marketing studies, of which approximately 29 programs are in phase 1 clinical trials or later stages of development, including approximately fifteen product candidates in phase 3 development.

        Set forth below is a brief description of the programs that management considers our most strategically significant research and development programs. Our criteria for deeming a research and development program significant is based on our assessment of the program's strategic importance and relevance to a particular significant unmet medical need as well as the program's economic profile. Such assessment includes, but is not limited to, the program's potential to:

  •
  improve treatment efficacy, patient outcomes and medical conditions;

  •
  enhance our research pipeline;

  •
  compliment or create synergies with our existing products or businesses and expand our market position; and

  •
  generate positive financial results for the Company.

        Programs that meet these criteria are considered to be strategically significant and are those for which we regularly discuss and provide status updates in our quarterly earnings releases, investor conference calls and investor meetings. The table below excludes our research and development programs that we do not deem to be strategically significant as of December 31, 2009. Due to the volume and diversity of these programs, their various stages of development and the risks and uncertainties associated with each program, it is not practical to provide precise estimates of the nature, timing or cost to complete the excluded programs.

Strategically Significant R&D Programs:

        Our strategically significant research and development programs are:

Program	Program Description or Indication	Development Status at December 31, 2009	Year of Expected Product Launch
Eliglustat tartrate (formerly GENZ-112638)	Gaucher disease	Two-year data of phase 2 study results were released in the first quarter of 2010. Two global, multi-center phase 3 clinical trials have started enrollment in the third quarter of 2009.	2013
Ataluren(1)	Nonsense-mutation-mediated DMD and CF	Results of phase 2b trial in DMD are expected during the first half of 2010. Phase 3 trial in CF began enrolling patients in the second half of 2009. Phase 2a trial in hemophilia is underway.	2011
Mipomersen(2)	Reduction of LDL cholesterol	Enrollment in four phase 3 clinical trials has been completed. Top line results of the phase 3 study of mipomersen in patients with homozygous familial hypercholesterolemia were released in the third quarter of 2009. Top line results of the phase 3 study of mipomersen in patients with heterozygous familial hypercholesterolemia were released in the first quarter of 2010.	2011
Campath(3)	B-CLL	The FDA granted front-line approval of Campath for CLL in the United States in the third quarter of 2007 and in the European Union in the fourth quarter of 2007. Phase 3 clinical trial comparing Campath in combination with Fludara (FluCAM) to Fludara alone in patients with previously treated CLL was completed and data were released in 2009.	2011

Program	Program Description or Indication	Development Status at December 31, 2009	Year of Expected Product Launch
Clolar(3)	Pediatric and adult leukemias, Myelodysplastic Syndromes (MDS)

In pediatric leukemias, data are expected from a phase 1/2 study in 2010, and a phase 1 study exploring a new combination opened in late 2009. In frontline adult leukemia, the phase 2 study that was the basis of our NDA in 2008 will complete long-term follow-up in 2010. In relapsed/refractory adult leukemia, a phase 3 study completed enrollment in late 2009 and data are expected in late 2010 and may be the basis for regulatory filings to the FDA and EMA in 2011 with approval anticipated in 2012. In high-risk MDS, a phase 2 study continues enrollment. Multiple investigator-sponsored studies in various pediatric and adult leukemias, MDS and bone marrow transplant conditioning are being supported in the United States and the European Union. Clinical studies in Japan for both pediatric and adult leukemia are expected to begin in 2010 and studies in China are planned.

			2010 through 2016
Mozobil(4)	Tumor sensitization	Ongoing phase 1 clinical trial in CLL and phase 1/2 trial in AML.	2016
Alemtuzumab for MS(5)	Multiple Sclerosis	Two phase 3 trials are ongoing. Data from the trials are expected to be available in 2011 and approval is anticipated in 2012.	2012

(1)
We entered into a collaboration agreement with PTC to develop and commercialize ataluren in July 2008. Under the terms of the agreement, PTC will commercialize ataluren in the United States and Canada, and we will commercialize the treatment in all other countries.

(2)
We obtained an exclusive, worldwide license to develop and commercialize mipomersen from Isis in January 2008.

(3)
We acquired the program in connection with the December 2004 acquisition of ILEX Oncology, and with respect to Clolar, rights outside of North America, were acquired in connection with the October 2007 acquisition of Bioenvision.

(4)
We acquired the program in connection with the November 2006 acquisition of AnorMED.

(5)
We obtained exclusive license worldwide rights to commercialize alemtuzumab for MS in connection with our acquisition from Bayer in May 2009.

        The aggregate actual and estimated research and development expense for the programs described above is as follows (amounts in millions):

	Expensed as Research and Development	Capitalized as In-Process Research and Development		Total
Costs incurred for the year ended December 31, 2008	$286.1	$—		$286.1
Costs incurred for the year ended December 31, 2009	$188.3	632.9	(1)	821.2
Cumulative costs incurred as of December 31, 2009	$714.5	632.9	(1)	1,347.4
Estimated costs to complete as of December 31, 2009				$800 to $1,000

(1)
represents, in accordance with the revised business combination requirements as of January 1, 2009, capitalized in-process research and development related to our acquisition from Bayer of the worldwide rights to alemtuzumab for MS.

        Our current estimates of the time and investment required to develop these products are forward-looking statements and may change depending on the approach we take to pursue them, the results of preclinical and clinical studies, and the content and timing of decisions made by the FDA, the EMA and other regulatory authorities. We cannot provide assurance that any of these programs will ever result in products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indication. If certain of our development-stage programs do not result in commercially viable products, our results of operations could be materially adversely affected.

Liquidity and Capital Resources

        We continue to generate cash from operations. We had cash, cash equivalents and short- and long-term investments of $1.05 billion at December 31, 2009 and 2008.

        The following is a summary of our statements of cash flows for 2009 and 2008:

Cash Flows from Operating Activities

        Cash flows from operating activities are as follows (amounts in thousands):

	2009	2008
Cash flows from operating activities:
Net income	$422,300	$421,081
Non-cash charges, net	641,608	428,709
Increase (decrease) in cash from working capital changes (excluding impact of acquired assets and assumed liabilities)	115,129	(90,615)

Cash flows from operating activities	$1,179,037	$759,175

        Cash provided by operating activities increased $419.9 million for 2009, as compared to 2008, driven by a $212.9 million increase in non-cash charges, net and a $205.7 million increase in working capital. Net income increased in 2009, as compared to 2008, primarily due to a decrease in charges, net of tax, for strategic transactions with third parties. In 2008, we had a total of $474.9 million of charges related to strategic transactions with Osiris, PTC and Isis. In 2009, charges for strategic transactions with Targeted Genetics and EXACT Sciences totaled $25.2 million. This decrease in charges was offset, in part, by a decrease in Cerezyme and Fabrazyme revenue due to supply constraints following our temporary suspension of production at our Allston facility in June 2009.

        The increase in non-cash charges, net, for 2009, as compared to 2008, is primarily attributable to:

  •
  a $81.7 million increase in depreciation and amortization expenses;

  •
  a $16.6 million increase in stock-based compensation expense;

  •
  a total of $65.6 million of contingent consideration expenses related to an increase in the fair value of the contingent consideration obligations recorded as a result of our acquisition from Bayer in May 2009; and

  •
  a $99.5 million decrease in the deferred income tax benefits.

These increases were offset, in part, by a $24.2 million non-cash gain on acquisition of business recorded in June 2009 related to our acquisition from Bayer.

Cash Flows from Investing Activities

        Cash flows from investing activities are as follows (amounts in thousands):

	2009	2008
Cash flows from investing activities:
Net sales of investments, excluding investments in equity securities	$93,069	$188,127
Net purchases of investments in equity securities	(4,366)	(80,062)
Purchases of property, plant and equipment	(661,713)	(597,562)
Distributions from equity method investments	—	4,844
Acquisitions	(51,336)	(16,561)
Purchases of other intangible assets	(41,883)	(92,183)
Other investing activities	(5,195)	11,857

Cash flows from investing activities	$(671,424)	$(581,540)

        For 2009, net purchases of capital expenditures accounted for significant cash outlays for investing activities. During 2009, we used $661.7 million in cash to fund the purchase of property, plant and equipment, primarily related to the ongoing expansion of our manufacturing capacity in the Republic of Ireland, France and Belgium, planned improvements at our Allston facility, the additional manufacturing capacity we are constructing in Framingham, Massachusetts and capitalized costs of an internally developed enterprise software system. In addition, we used $51.3 million in connection with our acquisition of the worldwide rights to Campath, Fludara, Leukine and alemtuzumab for MS from Bayer. At closing, we paid a total of $113.2 million to Bayer, of which $70.8 million was refundable. The remaining nonrefundable amount of $42.4 million represents a payment for acquired inventory. A total of $61.8 million of the refundable amount was received in 2009. As of December 31, 2009 $8.9 million remains due from Bayer.

        During 2008, investing activities used:

  •
  $597.6 million in cash to fund the purchase of property, plant and equipment, primarily related to the ongoing expansion of our manufacturing capacity in Ridgefield, New Jersey, the Republic of Ireland, England, Belgium and France, completion of construction of a new research and development facility in Framingham, Massachusetts, planned improvements at our manufacturing facility in Allston, Massachusetts, and capitalized costs of an internally developed enterprise software system for our genetics business;

  •
  $60.0 million in cash for a milestone payment to Wyeth in May 2008; and

  •
  $80.1 million in cash to purchase five million shares of Isis common stock in February 2008 which amount is included in other noncurrent assets on our consolidated balance sheet.

These cash outlays were partially offset by $193.7 million of net sales of investments and cash proceeds from the sale of investments in equity securities.

Cash Flows from Financing Activities

        Our cash flows from financing activities are as follows (amounts in thousands):

	2009	2008
Cash flows from financing activities:
Proceeds from issuance of common stock	$100,521	$318,753
Repurchases of common stock	(413,874)	(143,012)
Excess tax benefits from stock-based compensation	3,305	18,445
Payments of debt and capital lease obligations	(7,492)	(693,961)
Increase in bank overdrafts	896	25,760
Payment of long-term contingent consideration obligation	(26,417)	—
Other financing activities	6,445	7,772

Cash flows from financing activities	$(336,616)	$(466,243)

        Cash used by financing activities decreased by $129.6 million for 2009, as compared to 2008, primarily driven by the redemption of $690.0 million senior convertible notes on December 1, 2008 described below for which there is no comparable payment in 2009. In addition, this decrease was impacted by a $218.2 million decrease in proceeds from the issuance of our common stock due to fewer stock option exercises, a $270.9 million increase in cash used to repurchase shares of our common stock under our stock repurchase program and $26.4 million in contingent consideration payments to Bayer for which there were no comparable payments made in 2008.

Revolving Credit Facility

        In July 2006, we entered into a five-year $350.0 million senior unsecured revolving credit facility with JPMorgan Chase Bank, N.A., as administrative agent, Bank of America, N.A., as syndication agent, ABN AMRO Bank N.V., Citizens Bank of Massachusetts and Wachovia Bank, National Association, as co-documentation agents, and a syndicate of lenders, which we refer to as our 2006 revolving credit facility. The proceeds of loans under our 2006 revolving credit facility can be used to finance working capital needs and for general corporate purposes. We may request that our 2006 revolving credit facility be increased at any time by up to an additional $350.0 million in the aggregate, subject to the agreement of the lending banks, as long as no default or event of default has occurred or is continuing and certain other customary conditions are satisfied. Borrowings under our 2006 revolving credit facility will bear interest at various rates depending on the nature of the loan.

        As of December 31, 2009, we had approximately $17 million of outstanding standby letters of credit issued against this facility and no borrowings, resulting in approximately $333 million of available credit under our 2006 revolving credit facility, which matures July 14, 2011. The terms of this credit facility include various covenants, including financial covenants that require us to meet minimum interest coverage ratios and maximum leverage ratios. As of December 31, 2009, we were in compliance with these covenants.

Contractual Obligations

        As of December 31, 2009, we had committed to make the following payments under contractual obligations (amounts in millions):

	Payments Due by Period
Contractual Obligations	Total	2010	2011	2012	2013	2014	After 2014
Long-term debt obligations(1)	$23.4	$1.6	$1.6	$1.7	$1.8	$1.8	$14.9
Capital lease obligations(1)	149.6	15.4	15.4	15.5	16.9	18.9	67.5
Operating leases(1)	414.2	79.9	69.3	52.6	33.9	27.5	151.0
Contingent payments(2)	1,865.1	201.7	211.6	117.1	297.8	481.2	555.7
Interest obligations(3)	8.9	1.1	1.1	1.0	0.9	0.9	3.9
Defined pension benefit plans payments	32.4	2.0	1.9	2.2	2.4	2.9	21.0
Unconditional purchase obligations	130.5	71.8	28.1	19.6	7.0	2.0	2.0
Capital commitments(4)	898.8	663.7	184.6	50.5	—	—	—

Total contractual obligations	$3,522.9	$1,037.2	$513.6	$260.2	$360.7	$535.2	$816.0

(1)
See Note L., "Long-term Debt and Leases," to our consolidated financial statements included in this prospectus for additional information on long-term debt and lease obligations.

(2)
For all periods presented consists primarily of a total of $1.85 billion of contingent royalty and milestone payments, the value of which has not been risk adjusted or discounted, that we are obligated to pay to Bayer based on future sales and the successful achievement of certain sales volumes for Campath, Fludara and Leukine and alemtuzumab for MS.

Bayer is also eligible to receive a payment between $75.0 million and $100.0 million for a new Leukine manufacturing facility located in Lynnwood, Washington upon the facility receiving FDA approval, which is expected in 2011. We have not included any amounts for the contingent payments for this facility because we cannot be certain that the FDA will approve the facility or do so in the anticipated timeframe.

Contingent payments also include a $20.0 million milestone payment to Synpac estimated to be in 2010 once sales of Myozyme reach $400.0 million. Contingent payments exclude any liabilities pertaining to uncertain tax positions as we cannot make a reliable estimate of the period of cash settlement with the respective taxing authorities.

From time to time, as a result of mergers, acquisitions or license arrangements, we may enter into agreements under which we may be obligated to make contingent payments upon the occurrence of certain events, and/or royalties on sales of acquired products or distribution rights. The actual amounts for and the timing of contingent payments may depend on numerous factors outside of our control, including the success of our preclinical and clinical development efforts with respect to the products being developed under these agreements, the content and timing of decisions made by the United States Patent and Trademark Office, the FDA and other regulatory authorities, the existence and scope of third party intellectual property, the reimbursement and competitive landscape around these products, the volume of sales or gross margin of a product in a specified territory and other factors described under the heading "Risk Factors" below. Because we cannot predict with certainty the amount or specific timing of contingent payments, we have included amounts for contingent payments that we believe are probable of being paid in our contractual obligations table. See Note C., "Strategic Transactions," to our consolidated financial statements included in this prospectus for additional information on our transaction with Bayer.

(3)
Represents interest payment obligations related to the promissory notes to three former shareholders of Equal Diagnostics, a company we acquired in 2005, and the mortgage payable we assumed in connection with the purchase of land and a manufacturing facility we formerly leased in Framingham, Massachusetts.

(4)
Consists of contractual commitments to vendors that we have entered into as of December 31, 2009 related to our outstanding capital and internally developed software projects. Our estimated cost of completion for assets under construction as of December 31, 2009 is as follows (amounts in millions):

Location	Cost to Complete at December 31, 2009
Framingham, Massachusetts, United States (approximately 35% for software development)	$396.6
Westborough, Massachusetts, United States (primarily software development)	101.0
Lyon, France	20.0
Geel, Belgium	34.0
Waterford, Ireland	27.8
Allston, Massachusetts, United States	119.0
Ridgefield, New Jersey, United States	2.0
Haverhill, England	25.0
Other	173.4

Total estimated cost to complete	$898.8

Financial Position

        We believe that our available cash, investments and cash flows from operations will be sufficient to fund our planned operations and capital requirements for the foreseeable future. Although we currently have substantial cash resources and positive cash flow, we have used or intend to use substantial portions of our available cash and may make additional borrowings for:

  •
  expanding and maintaining existing and constructing additional manufacturing facilities, including investing significant funds to expand our Allston, Geel, Belgium and Waterford, Ireland facilities and constructing a new manufacturing facility with capacity for Cerezyme and Fabrazyme;

  •
  implementing process improvements and system updates for our biologics manufacturing operations;

  •
  product development and marketing;

  •
  business combinations and strategic business initiatives;

  •
  repurchasing the remaining 7,000,000 shares of our common stock available under our ongoing stock repurchase program;

  •
  upgrading our information technology systems, including installation and implementation of a new enterprise resource planning system worldwide;

  •
  contingent payments under business combinations, license and other agreements, including a milestone payment to Synpac once sales of Myozyme reach $400.0 million, as well as payments related to our license of mipomersen from Isis, ataluren from PTC and Prochymal and Chondrogen from Osiris, as well as contingent consideration obligations related to our acquisition of the worldwide rights to the oncology products Campath, Fludara and Leukine and alemtuzumab for MS from Bayer (for more information on these payments please read Note C., "Strategic Transactions," to our consolidated financial statements included in this prospectus);

  •
  litigation expenses;

  •
  expanding staff; and

  •
  working capital and satisfaction of our obligations under capital and operating leases.

        In addition, we have several outstanding legal proceedings. Involvement in investigations and litigation is not only expensive, but a court may ultimately require that we pay expenses and damages. As a result of legal proceedings, we also may be required to pay fees to a holder of proprietary rights in order to continue certain operations.

        Recently, the general economic, global capital and credit market conditions in the United States and other parts of the world have deteriorated significantly and have adversely affected access to capital and increased the cost of capital. However, we continue to believe that our available cash, investments and cash flow from operations, together with our revolving credit facility and other available debt financing, will be adequate to meet our operating, investing and financing needs in the foreseeable future. We currently do not rely on short-term borrowing to fund our operations and, as a result, we do not believe that existing global capital and credit market conditions will have a significant impact on our near-term liquidity. We are closely monitoring our liquidity as well as the condition of these markets. If these conditions continue or become worse, our future cost of debt and equity capital and our future access to capital markets could be adversely affected. We may not be able to obtain any additional financing in the future or extend any existing financing arrangements on favorable terms, or at all.

Off-Balance Sheet Arrangements

        We do not use special purpose entities or other off-balance sheet financing arrangements. We enter into guarantees in the ordinary course of business related to the guarantee of our own performance and the performance of our subsidiaries. In addition, we have joint ventures and certain other arrangements that are focused on research, development, and the commercialization of products. Such entities are included in our consolidated statements of operations if we qualify as the primary beneficiary. Entities not subject to consolidation are accounted for under the equity method of accounting if our ownership percent exceeds 20% or if we exercise significant influence over the entity. We account for our portion of the results of these entities in the line item "Other" in our consolidated statements of operations because the amounts are not material for all periods presented. We also acquire companies in which we agree to pay contingent consideration based on attaining certain thresholds.

Recent Accounting Pronouncements

        Periodically, accounting pronouncements and related information on the adoption, interpretation and application of U.S. GAAP are issued or amended by the FASB or other standard setting bodies. Changes to the ASC are communicated through Accounting Standards Updates, or ASU's. The following table shows FASB ASU's recently issued that could affect our disclosures, and our position for adoption:

Accounting Standards Update	Relevant Requirements of Accounting Standards Update	Issued Date/Our Effective Dates	Status
ASC 860-20, "Accounting for Transfers of Financial Assets."	Update improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets.	Issued June 2009. Effective for the first annual reporting period that begins after November 15, 2009.	We adopted the update as of January 1, 2010. We do not expect the adoption of this pronouncement to have any affect on our consolidated financial statements.
ASC 810-20, "Control of Partnerships and Similar Entities."	Update improves financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements.	Issued June 2009. Effective for the first annual reporting period that begins after November 15, 2009.	We will adopt this update in the second quarter of 2010. We are currently assessing the impact the provisions of this update will have, if any, on our consolidated financial statements.
ASU No. 2009-13 "Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force."

Establishes the accounting and reporting guidance for arrangements under which a vendor will perform multiple revenue-generating activities. Specifically, the provisions of this update address how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting.

Issued October 2009. Effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted.

We will adopt the provisions of this update for the first quarter of 2011. We are currently assessing the impact the provisions of this update will have, if any, on our consolidated financial statements.

Accounting Standards Update	Relevant Requirements of Accounting Standards Update	Issued Date/Our Effective Dates	Status
ASU No. 2009-17 "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities."

This update consists of amendments to ASC 810, "Consolidation," which change how a company determines when an entity that is insufficiently capitalized or is not controlled through voting should be consolidated. This is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance.

		Issued December 2009. Effective the first interim or annual reporting period after December 15, 2009.	We will adopt the provisions of this update for the first quarter of 2010. We do not expect the provisions of this update to have a material impact on our consolidated financial statements.
ASU No. 2010-02 "Accounting and Reporting for Decreases in Ownership of a Subsidiary—a Scope Clarification."	Amends ASC 810-10, "Consolidation," and related guidance within U.S. GAAP to clarify what the scope of the decrease in ownership of subsidiaries does and does not apply to.	Issued January 2010. Effective the first interim or annual reporting period after December 15, 2009.

We will adopt the provisions of this update for the first quarter of 2010. We are currently assessing the impact the provisions of this update will have, if any, on our consolidated financial statements.

ASU No. 2010-06 "Improving Disclosures about Fair Value Measurements."

Requires new disclosures and clarifies some existing disclosure requirements about fair value measurements codified within ASC 820, "Fair Value Measurements and Disclosures," including significant transfers into and out of Level 1 and Level 2 investments of the fair value hierarchy. Also requires additional information in the roll forward of Level 3 investments including presentation of purchases, sales, issuances, and settlements on a gross basis. Further clarification for existing disclosure requirements provides for the disaggregation of assets and liabilities presented, and the enhancement of disclosures around inputs and valuation techniques.

Issued January 2010. Effective for the first interim or annual reporting period beginning after December 15, 2009, except for the additional information in the roll forward of Level 3 investments. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim reporting periods within those fiscal years.

We will adopt the provisions of this update for the first quarter of 2010. We are currently assessing the impact the provisions of this update will have, if any, on our consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to potential loss from exposure to market risks represented principally by changes in foreign exchange rates, interest rates and equity prices. At June 30, 2010, we held a number of financial instruments, including investments in marketable securities, debt instruments, and derivative contracts in the form of foreign exchange forward contracts. We do not hold derivatives or other financial instruments for speculative purposes.

Foreign Exchange Risk

        As a result of our worldwide operations, we may face exposure to potential adverse movements in foreign currency exchange rates, primarily to the Euro, British pound and Japanese yen. Exposures to currency fluctuations that result from sales of our products in foreign markets are partially offset by the impact of currency fluctuations on our international expenses. We use foreign exchange forward contracts to further reduce our exposure to changes in exchange rates, primarily to offset the earnings effect from short-term foreign currency assets and liabilities. We also hold a limited amount of foreign currency denominated equity securities. As of June 30, 2010, we estimate the potential loss in fair value of our foreign currency contracts and foreign equity holdings that would result from a hypothetical 10% adverse change in exchange rates to be $4.4 million, as compared to $4.8 million as of December 31, 2009. Since the contracts hedge mainly transactional exchange exposures, most changes in the fair values of the contracts would be offset by changes in the underlying values of the hedged items.

Interest Rate Risk

        We are exposed to potential loss due to changes in interest rates. Our principal interest rate exposure is to changes in U.S. interest rates. Instruments with interest rate risk include short- and long-term investments in fixed income securities and fixed rate senior notes. To estimate the potential loss due to changes in interest rates, we performed a sensitivity analysis using the instantaneous adverse change in interest rates of 100 basis points across the yield curve. On this basis, we estimate the potential loss in fair value to be $83.0 million as of June 30, 2010, as compared to $6.5 million as of December 31, 2009. The change is due to the impact of the interest rate sensitivity analysis on our $1.0 billion in senior unsecured notes which were issued in June 2010. We had no comparable debt in December, 2009.

Equity Price Risk

        We hold investments in a limited number of U.S. and European equity securities. We estimated the potential loss in fair value due to a 10% decrease in the equity prices of each marketable security held at June 30, 2010 to be $12.3 million, as compared to $15.5 million at December 31, 2009. The decrease is primarily due to the write-down of our investment in Isis to its market value in June. This estimate assumes no change in foreign exchange rates from quarter-end spot rates.

MANAGEMENT

        The following table sets forth the name, age and title of our executive officers and directors:

Name	Age	Title
Henri A. Termeer	63	Chairman of the Board of Directors; President and Chief Executive Officer
Scott Canute	49	Executive Vice President; President, Global Manufacturing and Corporate Operations
Zoltan A. Csimma	68	Senior Vice President; Chief Human Resources Officer
Thomas J. DesRosier	55	Senior Vice President; General Counsel; Chief Legal Officer
James A. Geraghty	55	Senior Vice President
David P. Meeker, M.D.	55	Executive Vice President, Genetic Diseases, Biosurgery & Corporate Operations
Richard A. Moscicki, M.D.	57	Senior Vice President, Biomedical & Regulatory Affairs; Chief Medical Officer
Alan E. Smith, Ph.D.	64	Senior Vice President, Research; Chief Scientific Officer
Sandford D. Smith	62	Executive Vice President; President, International Group
Peter Wirth	59	Executive Vice President, Legal and Corporate Development; Secretary
Michael S. Wyzga	54	Executive Vice President, Finance; Chief Financial Officer
Douglas A. Berthiaume	61	Director
Robert J. Bertolini	48	Director
Gail K. Boudreaux	49	Director
Steven J. Burakoff, M.D.	67	Director
Robert J. Carpenter	65	Director
Charles L. Cooney, Ph.D.	65	Director
Victor J. Dzau, M.D.	64	Director
Eric J. Ende, M.D.	42	Director
Dennis M. Fenton, Ph.D.	58	Director
Senator Connie Mack III	69	Director
Richard F. Syron, Ph.D.	66	Director
Ralph V. Whitworth	54	Director

        Mr. Termeer has served as our President and a Director since October 1983, as Chief Executive Officer since December 1985 and as Chairman of the Board since May 1988. Under his leadership, we have grown from a modest entrepreneurial venture to one of the world's leading biotechnology companies. In 2008, he was appointed to Massachusetts Governor Deval Patrick's Council of Economic Advisors, and he is a co-chair of the Leadership Council of the Massachusetts Life Sciences Collaborative. Mr. Termeer is also Chairman Emeritus of the New England Healthcare Institute, a nonprofit, applied research health policy organization he was instrumental in founding. He serves on the board of directors of the Pharmaceutical Research and Manufacturers of America. Mr. Termeer is Chairman of the Federal Reserve Bank of Boston's board of directors, a board member of ABIOMED Inc., and a board member of Massachusetts Institute of Technology Corporation. He is a director of Massachusetts General Hospital, a board member of Partners HealthCare and a member of the Board of Fellows of Harvard Medical School.

        Mr. Termeer's qualifications to serve as a director include his 37 years of experience in the biotechnology industry and health care field and his activity in advancing the areas of humanitarian assistance, policy issues, and innovation in providing access to health care. Mr. Termeer is recognized as a pioneer in developing and delivering treatments to patients with rare genetic diseases around the world. This work has provided the foundation for Genzyme's success, and today the company is diversified across medical areas including genetic diseases, kidney disease, orthopaedics, cancer, transplant and immune diseases, and diagnostic testing.

        Mr. Canute joined us as President of Global Manufacturing and Corporate Operations in March 2010. Prior to joining Genzyme, he held several manufacturing positions at Eli Lilly & Company from 1982 to 2007, including most recently President of Global Manufacturing Operations from 2004 to 2007. While at Eli Lilly, Mr. Canute also served as Vice President of Global Manufacturing from 2001 to 2004, Vice President of Global Pharmaceutical Manufacturing from 1999 to 2001 and General Manager of European Manufacturing Operations from 1998 to 1999.

        Mr. Csimma has held the title Senior Vice President and Chief Human Resources Officer since March 2006. He joined us in July 2000 as Senior Vice President, Human Resources. Prior to joining Genzyme, he served as Vice President, Human Resources of Wyeth Ayerst Research, a pharmaceutical research organization, from August 1998 to July 2000. During that time, Mr. Csimma also served as Site Head, Genetics Institute, for Wyeth Ayerst. From May 1988 to August 1998, he served as Vice President, Human Resources and Operations of Genetics Institute, Inc., a biotechnology company, which was integrated into Wyeth Ayerst in March 1998.

        Mr. DesRosier has served as Senior Vice President and General Counsel since October 2000 and as Chief Legal Officer since May 2008. Mr. DesRosier joined Genzyme in 1999 as Senior Vice President and Chief Intellectual Property Counsel. Before he joined Genzyme, Mr. DesRosier was assistant general counsel for patents at American Home Products Corp. Mr. DesRosier has also served as Vice President and Chief Patent Counsel for Genetics Institute Inc. and held several intellectual property positions at E.I. DuPont de Nemours and Company and New England Nuclear Corp.

        Mr. Geraghty has served as a Senior Vice President of Genzyme since May 2003 and, prior to that, as Vice President since May 2001. He was President of Genzyme Europe from 1998 to 2002 and served as General Manager of Genzyme's cardiovascular business from 2004 to 2008. He currently oversees Genzyme's strategic initiatives in emerging markets and global health. He serves as a Director of GTC Biotherapeutics (formerly Genzyme Transgenics Corporation) where he was Chairman from 1998 to 2001, and President and Chief Executive Officer from its founding in 1993 until 1997. Prior to joining Genzyme, Mr. Geraghty was Vice President of Marketing and Strategic Planning for Baxter/Caremark International. He has also worked as a consultant on international health care strategy at Bain and Company.

        Dr. Meeker has served as Executive Vice President since May 2008, with responsibility for our Genetic Diseases and Biosurgery businesses and our corporate manufacturing operations. From May 2008 until March 2009, he had responsibility for our transplant business. From March 2003 until May 2008, he served as Senior Vice President and President, LSD Therapeutics. Dr. Meeker joined Genzyme in 1994 and served as Vice President, Medical Affairs from October 1996 until June 1998; as Senior Vice President Medical Affairs from June 1998 through May 2000; and as Senior Vice President Genzyme Europe from May 2000 until March 2003. Prior to joining Genzyme, Dr. Meeker was director of the Pulmonary Critical Care Fellowship at the Cleveland Clinic. He was also an assistant professor of medicine at Ohio State University.

        Dr. Moscicki has served as Senior Vice President, Biomedical & Regulatory Affairs since May 2008 and Chief Medical Officer since September 1996. From September 1996 until May 2008, he served as Senior Vice President, Clinical, Medical and Regulatory Affairs. Dr. Moscicki joined us in March 1992 as Medical Director, became Vice President, Medical Affairs in early 1993 and served as Vice

President, Clinical, Medical and Regulatory Affairs from December 1993 until September 1996. Since 1979, he has also been a physician staff member at the Massachusetts General Hospital and a faculty member at the Harvard Medical School.

        Dr. Alan Smith joined us in August 1989 as Senior Vice President, Research, and became Chief Scientific Officer in September 1996. Prior to joining Genzyme, he served as Vice President—Scientific Director of Integrated Genetics, Inc., from November 1984 until its acquisition by us in August 1989. From October 1980 to October 1984, Dr. Smith was head of the Biochemistry Division of the National Institute for Medical Research, Mill Hill, London, England and from 1972 to October 1980, he was a member of the scientific staff at the Imperial Cancer Research Fund in London, England.

        Mr. Sandford Smith has held the title of Executive Vice President since June 2006, Senior Vice President since January 2003 and President of our International Group since January 2000, with responsibility for the commercial activities for our products outside of the United States. He joined us in April 1996 and served as Vice President and General Manager of our International Group and President of our Therapeutics business. Prior to joining Genzyme, Mr. Smith served as President and Chief Executive Officer of Repligen Corporation. Before joining Repligen Corporation, Mr. Smith also served as Vice President of Business Development and Strategic Planning for the Pharmaceutical Group of Bristol-Myers Squibb Company.

        Mr. Wirth joined us in January 1996 and has served as Executive Vice President since September 1996 with responsibility for our corporate development and legal activities. From September 1996 until May 2008, he also served as our Chief Legal Officer. From 2001 through October 2005, Mr. Wirth had responsibility for our drug discovery and development business. In addition, from September 1996 until June 2003, Mr. Wirth was responsible for our Oncology business. Prior to joining Genzyme, Mr. Wirth was a partner at Palmer and Dodge, a Boston law firm, where he was head of the firm's technology group.

        Mr. Wyzga has served as Executive Vice President, Finance since May 2003 and as Chief Financial Officer since July 1999. He joined us in February 1998 as Vice President and Corporate Controller and served as Senior Vice President, Corporate Controller from January 1999 until July 1999. He served as Senior Vice President, Finance from July 1999 until May 2003 and as Chief Accounting Officer from January 1999 until November 2008. From February 1997 to February 1998, Mr. Wyzga served as Chief Financial Officer of Sovereign Hill Software, Inc., a software company, and from 1991 to 1997 held various senior management positions with CACHELINK Corporation and Lotus Development Corporation. Prior to November 11, 2009, Mr. Wyzga was also a director of Altus Pharmaceuticals Inc., a developer of protein therapeutics that, on that date, filed a voluntary petition for relief under Chapter 7 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Massachusetts.

        Mr. Berthiaume has been one of our directors since 1988. Mr. Berthiaume has served as Chairman of the Board of Waters Corporation, a manufacturer of high performance liquid chromatography, mass spectrometry, thermal analysis and rheology products and services, since February 1996, and as its President and Chief Executive Officer since August 1994. From 1990 to 1994, Mr. Berthiaume served as President of the Waters Chromatography Division of Millipore Corporation, the predecessor business of Waters Corporation. He is Chairman of the Children's Hospital (Boston) Trust Board, a member of the Children's Hospital board of trustees and a trustee of the University of Massachusetts Amherst Foundation.

        Mr. Berthiaume's qualifications to serve as a director include his 18 years of experience as CEO of a global supplier of biotechnology manufacturing and laboratory equipment. In that role, he has overseen the successful growth and evolution of a complex global technology business and understands the challenges of doing so. This position also provides him relevant perspective on the future and dynamics of the biotechnology industry. He also has considerable financial experience, having served for 12 years as the corporate controller, then chief financial officer of Millipore Corp. and seven years auditing public companies as an independent public accountant.

        Mr. Bertolini has been one of our directors since December 2009. Mr. Bertolini retired from Schering-Plough Corp. following its merger with Merck & Co. in November 2009. From November 2003 until November 2009, he served as Executive Vice President and Chief Financial Officer at Schering-Plough, with responsibility for tax, accounting and financial asset management. He worked with the chief executive officer in all aspects of transforming the company's operations, building strong finance and information technology functions and leading business development and strategy. Having joined Schering-Plough at a time when it was facing challenges across several areas, Mr. Bertolini was part of the team that turned Schering-Plough around and drove strategic decisions. Prior to joining Schering-Plough, Mr. Bertolini spent 20 years at public accounting firm PricewaterhouseCoopers, ultimately leading its global pharmaceutical industry practice.

        Mr. Bertolini's qualifications to serve as a director include his strong industry and financial expertise. He has experience in building world-class finance and information technology functions and in leading business development and strategy. He has had responsibility for key financial areas including tax, accounting and financial asset management, and extensive experience in audit, financial controls and corporate governance. He has expertise in working with small and large health care companies on initial public offerings, licensing and other strategic issues. Mr. Bertolini was recommended as a candidate for our board by Spencer Stuart, an executive search firm.

        Ms. Boudreaux has been one of our directors since 2004. Ms. Boudreaux has served since May 2008 as an Executive Vice President of United Health Group Incorporated, a diversified health and well-being company that offers a broad spectrum of products and services designed to improve healthcare, and as President of its United Healthcare business. United Healthcare serves nearly 25 million consumers and manages health benefits for individuals, public sector employers and businesses of all sizes. From December 2005 to April 2008, Ms. Boudreaux was Executive Vice President for external operations at Health Care Service Corporation, or "HCSC," the country's largest non-investor-owned health insurance company. From September 2002 to December 2005, Ms. Boudreaux served as President of Blue Cross and Blue Shield of Illinois, a division of HCSC and the oldest and largest health insurance company in Illinois. Prior to joining HCSC, Ms. Boudreaux held positions of increasing responsibility during 20 years at Aetna, Inc., a provider of health, dental, group, life, disability and long-term care insurance benefits. She serves on the board of directors of America's Health Insurance Plans, the health insurance industry's trade association.

        Ms. Boudreaux's qualifications to serve as a director include her knowledge and expertise in the health insurance field. She brings to the board the payor perspective, as payors are critical to the success of Genzyme products. She also has extensive experience in operational improvement, having played a key role in shaping her companies' turnaround strategies and operating plans.

        Dr. Burakoff has been one of our directors since June 2010. Dr. Burakoff is Professor of Medicine, Hematology and Medical Oncology at the Mount Sinai School of Medicine and Director of the Tisch Cancer Institute at the Mount Sinai Medical Center, since 2007. Prior to his appointment at Mount Sinai, Dr. Burakoff was the Laura and Isaac Perlmutter Professor, New York University School of Medicine; Director, New York University Cancer Institute; and Director, Skirball Institute of Biomolecular Medicine, New York University School of Medicine, from 2000 to 2007. Previously, Dr. Burakoff was Chair of Pediatric Oncology at the Dana-Farber Cancer Institute and the Margaret M. Dyson Professor of Pediatrics at the Harvard Medical School. From 2008 to 2010, Dr. Burakoff has served as a director of Ligand Pharmaceuticals Incorporated, a publicly traded biotechnology company. Dr. Burakoff served as a director of Pharmacopeia, a publicly traded biopharmaceutical company, from 2005 to 2008, when Pharmacopeia was acquired by Ligand.

        Dr. Burakoff was the recipient of the first Harvard Medical School Excellence in Mentoring Award. He was also the Ted Williams Senior Investigator at the Dana-Farber Cancer Institute, and he also served as a member of the Board of Trustees of the Dana-Farber Cancer Institute. Dr. Burakoff serves as a member of the External Advisory Committee at the Cold Spring Harbor Laboratory Cancer Center, the Baylor College of Medicine Cancer Center, the Albert Einstein College of Medicine Cancer Center and the St. Jude's Cancer Center. Dr. Burakoff is the recipient of the American Association of Immunologists Lifetime Achievement Award. He also has received the Lillian and Henry M. Stratton Professor of Cancer Medicine endowed professorship from the Mount Sinai School of Medicine.

        Dr. Burakoff is a highly accomplished cancer researcher and brings to the board extensive medical expertise. Dr. Burakoff's appointment to the board was made pursuant to the agreement dated June 9, 2010 among us and Icahn Partners LP and its affiliates, or collectively, the "Icahn Group".

        Mr. Carpenter has been one of our directors since 1994. Mr. Carpenter is President of Boston Medical Investors, Inc., a privately-held company he formed in 1994 that invests in early stage health care companies. From January 2002 to August 2007, Mr. Carpenter was Chairman of the Board of Peptimmune Inc., a privately-held company that develops immunotherapies for treating auto-immune diseases. He also served as President of Peptimmune from January 2002 until November 2004. From November 1991 until it merged with us in December 2000, Mr. Carpenter was Chairman of GelTex Pharmaceuticals Inc., which he co-founded in 1991 and where he served as President and CEO until May 1993. He also co-founded VacTex Inc., and served as its President and CEO from November 1995 until its acquisition by Aquila Biopharmaceuticals, Inc. in April 1998. Mr. Carpenter was Chairman of the Board, President, and CEO of Integrated Genetics, Inc., a biotechnology company that merged with us in 1989. Following the merger and until 1991, he was our Executive Vice President, and CEO and Chairman of the Board of IG Laboratories, Inc., an affiliated company which merged with us in September 1995. Mr. Carpenter is Chairman of Hydra Biosciences, Inc., which develops drugs based on recently discovered ion channels. He is also a trustee of the Immune Disease Institute, a non-profit institute affiliated with Children's Hospital in Boston that performs research in immunology.

        Mr. Carpenter's qualifications to serve as a director include his broad experience in biotechnology science and the successful development of innovative products. A biotech entrepreneur, he has founded numerous start-up biotechnology companies and knows the industry well. His experience as a venture capitalist gives him an understanding of what it takes to develop a company that generates superior and sustainable returns for investors.

        Dr. Cooney has been one of our directors since 1983. Dr. Cooney is the Robert T. Haslam (1911) Professor of Chemical and Biochemical Engineering and Faculty Director, Deshpande Center for Technological Innovation at Massachusetts Institute of Technology. Dr. Cooney joined the MIT faculty as an Assistant Professor in 1970 and became a Professor in 1982. Dr. Cooney is a director of Polypore International, Inc., a global high technology manufacturer of specialized polymer-based membranes used in separation and filtration processes, and a director of India-based Biocon Limited, a biotechnology healthcare company with strategic focus on biopharmaceuticals and research services. He is also a principal of BioInformation Associates, Inc., a consulting company.

        Dr. Cooney's qualifications to serve as director include his scientific background and academic experience, including expertise in biotechnology and biologics manufacturing. Dr. Cooney has dedicated himself to understanding current best practices in corporate governance and executive compensation, and how to appropriately align the interests of shareholders and the performance of the board and management.

        Dr. Dzau has been one of our directors since 2000. Dr. Dzau has served as the Chancellor for Health Affairs and President and Chief Executive Officer of Duke University Health System in Durham, North Carolina since September 2004. From July 1996 until September 2004, he was the

Hersey Professor of the Theory and Practice of Medicine at the Harvard Medical School and Chairman of the Department of Medicine, Physician-in-Chief and Director of Research at Brigham and Women's Hospital in Boston, Massachusetts. Prior to this, Dr. Dzau was the Arthur L. Bloomfield Professor and Chairman of the Department of Medicine at Stanford University. Dr. Dzau is a founding member of the Executive Committee of The Academy at Harvard Medical School. He has been elected to the Institute of Medicine, the National Academy of Science, and the European Academy of Science and Arts. Dr. Dzau was previously Chairman of the National Institutes of Health Cardiovascular Disease Advisory Committee and also sat on the advisory committee to the director of the NIH. Dr. Dzau sits on the board of directors of Pepsico, Inc., Alnylam Inc., Medtronic, Inc. and the Duke University Health System. From 1999-2006, he also served as a director of Corgentech, Inc.

        Dr. Dzau's qualifications to serve as a director include his extensive experience in the medical field, both in the hospital and academic research settings. As CEO of the Duke University Health System, Dr. Dzau has a deep understanding of health care providers and of physicians, who are key opinion leaders, customers, and partners to Genzyme in conducting clinical trials.

        Dr. Ende is co-founder and Managing Director of Silverback Group, a private equity investment firm. Since 2009, Dr. Ende has served as President of Ende Consulting Group, which is focused on biotechnology industry consulting. From 2002 through 2008, Dr. Ende was the senior biotechnology analyst at Merrill Lynch. From 2000 to 2002, he was the senior biotechnology analyst at Banc of America Securities. From 1997 to 2000, he was a biotechnology analyst at Lehman Brothers. During Dr. Ende's career as a biotechnology analyst, he was named to Institutional Investor's All-America Equity Research Team six times as well as to The Greenwich Survey list of top analysts.

        Dr. Ende is a successful analyst and consultant and brings to the board extensive financial expertise and a strong understanding of the biotechnology industry. Dr. Ende's appointment to the board was made pursuant to the agreement dated June 9, 2010 between us and the Icahn Group.

        Dr. Fenton has served as a director of Xenoport, Inc., a biopharmaceutical company focused on natural drug delivery systems, since August 2009. From 1982 to 2008, Dr. Fenton held numerous positions, including executive roles in process development, manufacturing, sales and marketing and research and development at Amgen, Inc., a biotechnology company. From 2000 to 2008, Dr. Fenton was Executive Vice President responsible for worldwide operations, manufacturing, process development and quality. From 1995 to 2000, Dr. Fenton was Senior Vice President of operations, and from 1992 to 1995, Dr. Fenton was Senior Vice President of sales, marketing and process development for Amgen.

        Dr. Fenton's qualifications to serve as director include his extensive manufacturing, operations, process development and quality control experience at Amgen. During his 25-year tenure at Amgen, he led virtually every functional area of the company. He is a highly regarded leader in manufacturing and established much of the biologics operating protocol that is standard practice in the industry today. Dr. Fenton's appointment to the board fulfilled the commitment we made as part of the amended and restated agreement dated April 14, 2010 between us and Relational Investors LLC and its affiliates.

        Senator Mack has been one of our directors since 2001. Senator Mack has served since January 2010 as a government relations consulting partner at Liberty Partners in Washington D.C. From February 2005 through December 2009 he served as Senior Policy Advisor and Co-Chairman of the government relations practice group at King & Spalding LLP, a Washington D.C. law firm. From February 2001 until February 2005, he served as Senior Policy Advisor in the government relations practice at Shaw Pittman, a Washington, D.C. law firm. In addition, he served from November 2001 to November 2003 as a member of the NIH Advisory Committee to the Director. Senator Mack served as a United States Senator from the State of Florida from January 1989 until January 2001, and served in the House of Representatives from January 1983 to January 1989. Prior to his government service, he spent 16 years in commercial banking, including five years as president of the Florida National Bank of

Lee County. Senator Mack was founding Chairman of the Board of The Cape Coral Hospital from 1975-1977, leading the creation of a 100-bed, non-profit community-based hospital. Senator Mack is Chairman Emeritus of the parent board of the H. Lee Moffitt Cancer Center and Research Institute, for which he served as Chairman for seven years. He is also a director of Mutual of America Life Insurance Co., Darden Restaurants and Moody's Corp. From 2001 to July 2010, Senator Mack served as a director of EXACT Sciences Corporation. From 2006-2008, he served as a director of Spirit Aerosystems.

        We operate in a highly regulated environment, and government health care policies have a significant impact on our business. Senator Mack's qualifications to serve as a director include his extensive public policy and government relations expertise, as well as a personal passion for the need for the development of innovative therapies for patients. Senator Mack's past professional experience also gives him relevant perspective in organizational management.

        Dr. Syron has been one of our directors since 2006. Dr. Syron is Adjunct Professor of Finance at Boston College. From January 2004 to September 8, 2008 he served as Chairman and Chief Executive Officer of Federal Home Loan Mortgage Corporation, commonly referred to as Freddie Mac, the second largest source of mortgage financing in the United States. On September 6, 2008, the board of directors of Freddie Mac adopted a resolution consenting to the appointment of the Federal Housing Finance Agency as conservator of Freddie Mac, which appointment was effected the same day. On September 8, 2008, Dr. Syron resigned as Chairman and Chief Executive Officer of Freddie Mac. From June 1999 to January 2000, Dr. Syron served as President and Chief Executive Officer of Thermo Electron Corporation, which designs and develops technology-based instruments and from January 2000 to December 2002 he served as Chairman of the Thermo Electron board, and from December 2002 until December 2003 as Executive Chairman of the Thermo Electron board. Prior to that, Dr. Syron served as Chief Executive Officer of the American Stock Exchange, the Federal Reserve Bank of Boston, and the Federal Home Loan Bank of Boston. He has also served as deputy assistant secretary of the United States Treasury, principal assistant to former Federal Reserve chairman Paul A. Volcker, and has held several economic, research, policy and managerial positions in state and national government. From 1996-2005, Dr. Syron served as a director of John Hancock Life Insurance Company and from 2002-2006 he served as a director of McKesson Corp. Dr. Syron is a Trustee of Boston College and of the Woods Hole Oceanographic Institute.

        Dr. Syron's qualifications to serve as a director include his extensive financial and business expertise and knowledge of capital markets, having led the second largest source of mortgage financing in the United States. As president of the Federal Reserve Bank of Boston, he played a major role in restructuring New England's banking system following the crises of the early 1990s. At Thermo Electron, he led a restructuring of 26 publicly-traded companies in four different industries into a unified company focusing on high tech equipment and instruments for life sciences.

        Mr. Whitworth has been one of our directors since April 2010. Mr. Whitworth is a Founder, Principal, and Investment Committee member of Relational Investors LLC, an investment fund specializing in strategic block investments. Mr. Whitworth founded the fund in 1996. From 1988 to 1996, Mr. Whitworth served as President of Whitworth and Associates, a firm that advised major corporations and investors on investments, acquisitions, and corporate governance matters. He was also President of Development at United Thermal Corporation from 1989 to 1992. Mr. Whitworth held the pro bono position of President of the United Shareholders Association from 1986 to 1994, and while doing so, authored the petition for rulemaking that in 1992 culminated in a major overhaul of the SEC's shareholder communication and compensation disclosure rules. From 1985 to 1988, Mr. Whitworth served as Assistant to the General Partner at Mesa Limited Partnership, the nation's largest independent oil and gas exploration company at that time. In addition, Mr. Whitworth served on the U.S. Senate Judiciary Committee staff of Senator Paul Laxalt from 1981 to 1984. Mr. Whitworth is the former Chairman of the Board of Apria Healthcare Group Inc. (1998-2005), former Chairman of the Board of Waste Management, Inc (1999; director 1998-2004), and a former director of Sovereign Bancorp, Inc. (2006-2009), Sprint Nextel Corporation (2008), Mattel, Inc. (2000-2003), Tektronix, Inc. (1999-2002), Sirius Satellite Radio, Inc. (1994-2001), Wilshire Technologies, Inc. (1997-1999), and United Thermal Corporation (1989-1993). Mr. Whitworth is also a director of Titan Investment Partners, LLC, an investment fund that focuses on emerging companies. Mr. Whitworth also serves on the Advisory Council of the Public Company Accounting Oversight Board.

        Mr. Whitworth's qualifications to serve as a director include his expertise in corporate governance and extensive experience as a director of nine public companies. Among his various governance-related activities, he has been invited to present his views before Congress, the SEC, the New York Stock Exchange Board and the New York Federal Reserve on corporate governance and shareholder rights matters. Mr. Whitworth has served on five Blue Ribbon committees sponsored by the National Association of Corporate Directors regarding director compensation and corporate governance. Mr. Whitworth also has experience in finance, investments, and acquisitions from his twenty years of corporate board activities.

        Mr. Whitworth was appointed to our board of directors pursuant to the agreement, as amended and restated on April 14, 2010 between us and Relational Investors LLC and its affiliates.

THE BOARD AND ITS COMMITTEES

Board Meetings

        The board of directors held eight meetings during 2009, including an annual two-day strategic review. The board of directors has a standing audit committee, compensation committee, and nominating and corporate governance committee. Each committee operates under a written charter adopted by our board of directors. The committee charters are publicly available in the "Investors" section of our Web site, http://www.genzyme.com, under the heading "Corporate Governance." In February 2010, the board of directors approved the creation of a risk oversight committee, and in April 2010, the board of directors approved the creation of a strategic planning and capital allocation committee.

        We expect our board members to rigorously prepare for, attend and participate in all board and applicable committee meetings. Absent compelling and stated reasons, directors who attend fewer than 75% of regularly scheduled board and committee meetings in each of two consecutive years should not be nominated for re-election when their current term expires. Each board member is expected to ensure that other existing and planned future commitments do not materially interfere with his or her service as a director. We also expect that all of our board members will attend our annual meeting of shareholders. In 2009, each director attended at least 89% of all meetings of the board and all committees of the board on which he or she served. In addition, all of our directors at the time attended the 2009 annual meeting of shareholders.

Director Independence

        The board of directors has reviewed the independence of each director, taking into account potential conflicts of interest, transactions, and other relationships that would reasonably be expected to compromise a director's independence. To determine independence, the board relies on director responses to an annual questionnaire inquiring about, among other things, their relationships (and those of their immediate family members) with us, their affiliations, and other potential conflicts of interest. The board of directors has determined that Messrs. Berthiaume, Bertolini, Carpenter and Whitworth, Ms. Boudreaux, Drs. Cooney, Dzau, Syron, Ende, Burakoff and Fenton and Senator Mack are independent directors as defined by the applicable NASDAQ listing standards. Mr. Termeer is not independent because of his employment as our chief executive officer.

Board Leadership Structure

        Our board is comprised of Mr. Termeer and twelve independent directors. Mr. Termeer serves as our chief executive officer and chairman of the board. Mr. Carpenter serves as our independent lead director, and, together with Mr. Termeer, in his role as chairman, oversees the functioning of the board of directors. The board believes that its current leadership structure provides independent board leadership, engagement, and oversight while also providing the benefits connected with having our chief executive officer serve as chairman of the board.

        The board believes that Mr. Termeer's deep knowledge of our industry and company make him best suited to serve as chairman, as well as having the primary responsibility for managing the company's day-to-day operations as chief executive officer. The board also believes that Mr. Termeer has provided critical leadership for carrying out our strategic initiatives and confronting our challenges and that the company is best situated to execute its strategy and business plans by having him serve as both chief executive officer and chairman.

        Our board regularly considers its structure and practices to help assure that it provides the appropriate level of independent oversight necessary for fulfilling its responsibilities to our shareholders. Since 2003, our independent directors have annually elected a lead independent director for a one-year rotating term to act as a liaison between the independent directors and the chairman, help coordinate meeting agenda items and preside over meetings of the independent directors. In early 2010, the board of directors amended our corporate governance guidelines to expand the role of the lead independent director to include responsibilities that are similar to those typically performed by a chairman who is not also company CEO. The independent directors also re-elected Mr. Carpenter to serve as lead independent director, with the expectation that he will serve in this role for three years. The expanded responsibilities of the lead director include:

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  presiding at all executive sessions of the independent directors and at all other board meetings at which the chairman is not present;

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  serving as liaison between the chairman and the independent directors;

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  approving information sent to the board;

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  approving meeting agendas for board meetings;

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  working with the chairman to agree on meeting schedules that provide sufficient time for discussion of all agenda items;

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  having the authority to call meetings and schedule executive sessions of the independent directors; and

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  being available for consultation and direct communication with major shareholders.

        In addition, other responsibilities appropriate for independent directors are held by our independent committees. Our independent committee chairs are responsible for leading committee meetings, determining committee meeting schedules, agenda and information flow, and reporting to the full board on the committee's actions and areas of responsibilities. Key oversight responsibilities exercised by our independent committees include:

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  The nominating and corporate governance committee:

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  establishes processes for CEO succession planning;

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  coordinates performance evaluations of the board and its committees;

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  identifies the competencies needed on the board, establishes processes for identification and evaluation of candidates, and recommends nominees for election to our board;

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    reviews the duties and composition of the committees and recommends committee leadership and membership to the board; and

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    recommends changes to the corporate governance guidelines and oversees board and company implementation of those guidelines.

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  The compensation committee:

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  evaluates the performance of our chief executive officer and senior executives;

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  approves the compensation of our chief executive officer and senior executives;

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  establishes and evaluates our executive compensation programs with the goal of aligning incentive compensation with company performance metrics the committee believes are important to shareholders; and

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  reviews and recommends the compensation of our independent directors.

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  The audit committee:

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  has the sole authority to appoint, retain, terminate and determine the compensation of our independent auditors;

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  monitors the performance and independence of, and approves the services provided by, our independent auditors;

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  discusses our annual and quarterly financial statements with management and our independent auditors; and

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  reviews our accounting policies and internal controls over financial reporting.

        The role of our board of directors and independent committees, including our newly created risk oversight committee, in overseeing our risk management process are described in the paragraphs below.

Risk Oversight

        Although our management is responsible for implementing systems and processes to identify and manage risks, our board of directors has oversight responsibility for our risk management process. In carrying out its oversight responsibility, our board of directors had delegated to individual committees certain elements of its risk oversight function. Our audit committee oversees our overall internal controls related to our financial reporting process through quarterly reports from our independent auditors and internal auditors. The audit committee also annually reviews our global risk management insurance program. The compensation committee oversees risks relating to our executive compensation plans and arrangements. From 2008 until February 2010, the nominating and corporate governance committee was actively involved in developing practices for understanding and regularly reviewing the company's risk management process for non-financial risks. This work included receiving reports from members of management, including our chief compliance officer, regarding our processes for managing, monitoring and mitigating specific non-financial risks. The areas reviewed by the committee included the following: supply chain, manufacturing and distribution; product safety; business continuity and disaster recovery; regulatory compliance; and commercial compliance, including financial interactions with health care professionals and institutions and medical affairs activities.

        In February 2010, the board of directors created a new risk oversight committee that is now primarily responsible for overseeing our risk management process for risks outside the scope of audit or compensation committee oversight. In exercising its risk oversight responsibility, the full board of directors receives updates from the committees. In addition, our chief compliance officer provides a written annual report to the full board detailing the activities of our corporate compliance program during the completed year and program initiatives for the upcoming year to assist the board in monitoring our compliance efforts.

Strategic Planning and Capital Allocation Committee

        In April 2010, our board of directors established a new strategic planning and capital allocation committee. The committee is responsible for reviewing our mix of businesses, evaluating our overall cost structure, and enforcing an ongoing capital allocation discipline. Members of the committee are Mr. Whitworth (chairman), Mr. Bertolini, Mr. Carpenter and Mr. Termeer.

Audit Committee

        We have a separately designated standing audit committee established by the board of directors for the purpose of overseeing our accounting and financial reporting processes and audits of our financial statements. The audit committee held seven meetings in 2009. Members of the committee are Mr. Bertolini (chairman), Ms. Boudreaux, Senator Mack and Drs. Syron, Ende, Burakoff and Fenton each of whom is independent as defined by the applicable NASDAQ listing standards. Mr. Bertolini was appointed to the committee in January 2010 and Drs. Ende, Burakoff and Fenton were appointed in June 2010. Until Mr. Bertolini's appointment, Mr. Berthiaume served as chairman of the committee. Our board of directors has identified Mr. Bertolini and Dr. Syron as our audit committee financial experts. The committee evaluates and selects our independent auditors, reviews our audited financial statements and discusses the adequacy of our internal controls with management and the outside auditors. The committee also supervises the relationship between Genzyme and its outside auditors, reviews the scope of both audit and non-audit services and related fees, and determines the independence of the outside auditors.

Audit Committee Report

        In the course of our oversight of Genzyme's financial reporting process, we have (i) reviewed and discussed with management the audited financial statements for the fiscal year ended December 31, 2009, (ii) discussed with PricewaterhouseCoopers LLP, the company's independent registered public accounting firm, the matters required to be discussed by Financial Accounting Standards Board Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, and (iii) received the written disclosures and the letter from the auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the auditor's communications with us concerning independence, discussed with the auditors their independence, and considered whether the provision of non-audit services by the auditors is compatible with maintaining their independence.

Nominating and Corporate Governance Committee

        The purpose of the nominating and corporate governance committee is to assist the board of directors by identifying for nomination qualified individuals to become board members, to nominate candidates for appointment to board committees, to monitor a process to assess the effectiveness of the board and its committees, and to develop and implement the company's corporate governance guidelines. The committee met three times during 2009. Members of the committee are Sen. Mack (chairman), Messrs. Berthiaume and Whitworth, and Drs. Cooney and Syron. Until February 2010, Ms. Boudreaux, Mr. Carpenter and Dr. Dzau were also members of the committee. Mr. Whitworth joined the committee on April 14, 2010. Each current and former member of the committee is independent as defined by the applicable NASDAQ listing standards.

        Director selection criteria.    The nominating and corporate governance committee is responsible for reviewing with the board of directors, on an annual basis, the appropriate personal characteristics and professional competencies required of board members to work together as a team to properly oversee our strategies and operations.

        All board members are expected to possess certain personal characteristics necessary to creating a functional board: high personal and professional ethics, integrity and values; practical wisdom and mature judgment; an inquisitive and objective perspective; professional experience at a policy-making level in business, government, education or medicine; time availability for in-person participation at board and committee meetings; and a commitment to representing the long-term interests of our shareholders. Although we have no formal policy, our corporate governance guidelines provide that our board encompass a range of diversity, and we therefore recognize the desirability of racial, ethnic and gender diversity in board membership.

        In addition, the board as a group is expected to encompass a diversity of professional competencies advantageous to overseeing our diverse businesses. These professional competencies include senior management operational experience, accounting and finance capabilities, deep industry-related experience, biologic manufacturing expertise, business development leadership, academic leadership, medical and scientific proficiencies, healthcare system expertise, government and public policy experience, and experience with international markets.

        Independence also is an important selection criterion for nomination to our board of directors. Independent directors should be free of any relationship with us, our management, other directors or other parties that may impair, or appear to impair, the director's ability to make independent judgments. Independent directors must satisfy the criteria for independence established by NASDAQ. Currently all of our directors are independent except for Mr. Termeer.

        Additionally, all board members are expected to act in the best interests of the company and its shareholders and to avoid any conflicts of interest. Our Code of Conduct states that our "directors must act in the best interests of Genzyme, and avoid any conduct that would compromise, or appear to compromise, the ability of Genzyme to conduct business fairly and in the best interests of the Company, regardless of personal interests." In selecting director nominees, the nominating and corporate governance committee seeks individuals who are free from conflicts of interest, and does not believe it is appropriate or consistent with our Code of Conduct for directors, executives or significant shareholders of our competitors to be board members of the company.

Compensation Committee

        The compensation committee held six meetings in 2009 and one joint meeting with the nominating and corporate governance committee. Members of the committee are Drs. Cooney (chairman), Burakoff and Dzau and Messrs. Berthiaume, Carpenter and Whitworth. Mr. Whitworth joined the committee on April 14, 2010 and Dr. Burakoff joined on June 16, 2010. Each member of the committee qualifies as an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code, as amended (the "Code"), as a "non-employee director" as defined by Rule 16b-3 under the Exchange Act and as independent, as defined by the applicable NASDAQ listing standards. The committee approves the compensation to be paid to all executive officers, including our chief executive officer, and administers Genzyme's benefit and equity plans, except the 2007 Director Equity Plan. The committee is responsible for making recommendations to the board of directors for the compensation and benefits for non-employee directors.

        The compensation committee may delegate to subcommittees or to our management some of the responsibilities of the full committee. The committee has delegated authority to our senior vice president, chief human resources officer the responsibility to approve certain equity grants. Such grants, however, are made pursuant to a matrix or other guidelines approved by the committee. This delegated authority does not extend to grants made to members of the board or to officers of the company within the meaning set forth in the NASDAQ listing standards.

        Role of the Compensation Consultant.    The compensation committee engages Towers Watson (formerly, Towers Perrin), a leading international compensation consulting firm with expertise in biotechnology and pharmaceutical industry compensation practices, to assist in its analysis of executive compensation. Towers Watson resulted from the merger of Towers Perrin and Watson Wyatt in January 2010 and provides a third party perspective based on their extensive knowledge of the industry as well as cross-industry general practice. They advise the committee of developments in the design of compensation programs and provide references to compare our total compensation packages to those of companies with which we compete for executive talent. Towers Watson meets one-on-one multiple times during the year with the chairman of the compensation committee and provides external perspective and information to the committee throughout the year. At the committee's request, Towers Watson also works with senior management to discuss data, trends and current practices, and provides findings and recommendations. Towers Watson reports directly to the committee regarding executive and director compensation issues.

        The committee has established a formal annual process to review the performance of its independent compensation consultant. This review includes an evaluation of the services provided to the committee, a review of the consultant's objectivity and independence, and the cost of services. In 2009, Towers Watson (then, Towers Perrin) provided the company with specific human resources-related work in the areas of:

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  preparation of benefits communication materials,

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  general compensation and benefits survey information, and

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  ad hoc consulting services regarding compensation and benefits plan design and trends.

        In 2009, fees to Towers Watson totaled $475,400 for services provided to the compensation committee and $180,500 for services provided to the company. Prior to the January 2010 merger of Towers Perrin and Watson Wyatt, the committee discussed the services provided by both entities to Genzyme. In 2009, Watson Wyatt provided Genzyme with international survey data and consulting services related to international benefit plan design and trends. Our management recommended to the committee that the company continue to engage Towers Watson to provide compensation and benefits survey data and ad hoc compensation and benefits consulting services because management believes that Towers Watson is a leader in providing those services. The committee approved management's recommendation. The committee and management agreed, however, that Genzyme would find another vendor to provide benefits services related to preparing benefit communication materials beginning in 2010.

        Role of executive officers in compensation decisions.    Our compensation staff works with Towers Watson to provide analysis to our chief executive officer and chief human resources officer regarding executive compensation. Our chief executive officer, chief human resources officer and members of the compensation staff attend compensation committee meetings to discuss matters of compensation philosophy, plan design and specific compensation for executive officers, other than the chief executive officer. Our chief executive officer provides the committee with performance assessments and compensation recommendations for each of our executive officers. Although our chief executive officer attends compensation committee meetings, he is not present for discussions concerning his own compensation. All executive compensation decisions are made solely by the committee and reported to the full board of directors.

 EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

        In considering our executive compensation policies and practices, we have an obligation to balance our interest in conserving cash and minimizing shareholder dilution, with our interest in using compensation to attract, retain and motivate employees. In reconciling these competing concerns, we strive to act in the long-term best interests of the company and our shareholders. The compensation committee works directly with independent compensation consultants, and also may consult with academics and other experts from time to time to support the board's commitment to be knowledgeable and current regarding executive compensation trends and best practices. The committee has hosted, and plans in the future to host, special meetings with the full board to educate board members on key issues in the business environment and the role those issues play in executive compensation. In 2009, the committee undertook a complete review of our executive compensation program, and determined to implement specific changes which are outlined below under "Changes to 2010 Compensation Program." The review included design recommendations from the committee's compensation consultant, members of senior management as well as information and feedback from investors. As part of the process, the committee also received general information and feedback from additional independent individuals with compensation expertise (Charles Tharp of the Center on Executive Compensation and Frederic Cook of Frederic W. Cook & Co., Inc.) and hosted a joint meeting with the nominating and corporate governance committee in August 2009 to review compensation trends and practices.

        Review of 2009.    Our financial results did not meet our expectations for 2009 primarily because of a viral contamination in our Allston manufacturing facility in June 2009 that resulted in a temporary interruption of production of Cerezyme and Fabrazyme in the second half of 2009 and inventory shortages for these products. The production interruption, and resulting shortages of Cerezyme and Fabrazyme, had a significant impact on our results for 2009. We reported 2009 revenue of $4.5 billion, compared with $4.6 billion in 2008. Sales of Cerezyme were $793 million, compared with $1.2 billion in 2008. Sales of Fabrazyme were $431 million compared with $494 million in the previous year. However, excluding our Genetic Disease business, total revenue grew 15% for 2009. This growth reflects progress across all of our other business segments, including the successful launches of Synvisc-One and Mozobil, and the integration of oncology products we acquired from Bayer. GAAP net income in 2009 was $422.3 million, or $1.54 per diluted share, compared with $421.1 million, or $1.50 per diluted share, in 2008. We generated approximately $1.2 billion in cash from operations in 2009, and utilized this cash to invest in our global infrastructure and share repurchase program. We were able to continue to generate cash and maintain a solid balance sheet in 2009 despite the manufacturing challenges and resulting product supply interruption. The manufacturing challenges in 2009 also resulted in a 26% decline in our stock price, from $66.37 at December 31, 2008 to $49.01 at December 31, 2009.

        Our financial and stock performance in 2009 directly impacted our named executive officers' compensation. We did not meet the operating income goal under our 2009 annual incentive program and, accordingly, no payouts were made to our named executive officers with respect to the corporate performance component under this program. Mr. Termeer requested that he not be awarded the individual component of his annual incentive bonus and, after discussing this request, the compensation committee determined not to award to Mr. Termeer any annual incentive bonus for 2009. The decline in our stock price also affected our named executive officers by lowering the value of RSUs granted to them in 2009 and prior years and also resulted in a significant number of outstanding stock options being "under water", or having no market value, at the end of 2009. In addition, given our current business challenges and the results for 2009, Mr. Termeer requested that he not receive an increase in his base salary or cash incentive targets for 2010 and, after discussing this request, the committee determined not to increase base salary or cash incentive targets for Mr. Termeer or the other named executive officers for 2010. However, the committee adjusted Dr. Meeker's compensation to reflect the expanded scope of his responsibilities.

        Changes to 2010 Compensation Program.    In 2009, the compensation committee undertook a comprehensive review of our executive compensation program with the objective of identifying and implementing changes to ensure that our incentives reflect an appropriate balance with company performance and do not incent business practices that are reasonably likely to have a material adverse effect on the company. The committee considered input from Towers Watson, senior management, investors and others. The committee asked Towers Watson to prepare a competitive analysis and make design recommendations. Towers Watson reviewed with the committee the compensation programs of our peer group looking specifically at:

  •
  components of compensation;

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  performance/payout ranges;

  •
  financial metrics; and

  •
  performance measurement.

At the committee's request, we also formed a senior management committee that included our chief financial officer, executive vice president for corporate development, chief human resources officer and senior vice president of compensation and benefits to develop compensation design alternatives, identify appropriate company performance metrics, and make recommendations to the compensation committee for our 2010 annual and long-term incentive programs. The compensation committee asked Towers Watson to evaluate the senior management committee recommendations and information provided by others and to present their independent assessment to the committee. After evaluating Towers Watson's findings, the compensation committee decided to implement certain changes to our executive compensation program in 2010 that seek to:

  •
  align incentive compensation with a broader set of measures of company performance that we believe appropriately reflect the factors most important to the creation of shareholder value: revenue growth, capital efficiency/profitability, and key business objectives; and

  •
  provide greater transparency to our shareholders regarding executive compensation decisions.

        The details of these changes are discussed in the "2010 annual incentive program" and "2010 long-term incentive program" sections below.

        Objectives and Overview of Executive Compensation.    Our objective is to make executive compensation decisions that are thoughtful, transparent and consistent with the overall goals of the organization. It is integral to our executive compensation philosophy that our compensation program aligns with shareholder interests. We pay our executives using three components: base salary, annual incentive cash awards and long-term incentive awards. We have avoided other long-term obligations such as defined benefit programs, supplemental employee retirement plans, nonqualified deferred compensation plans and retiree health benefits.

        Our perspective is long-term and our goal is to create sustained shareholder value. We operate in a complex, dynamic environment and it often takes years to achieve our goals. For example, developing a therapeutic product from concept to market can take in excess of 10 years, and many product candidates never make it to market. Acquisitions, whether of products, companies or intellectual property rights, are opportunistic in nature and need to balance short-term financial objectives with long-term opportunities to earn risk-adjusted returns in excess of our cost of capital. Building an infrastructure to accommodate future products and growth requires early investment with no guarantee of return. Our compensation program balances these growth and return on capital objectives and reflects the long product development business cycle in the healthcare industry. This approach aligns our compensation decisions with our shareholders' interests in our achievement of sustainable business objectives and corporate performance goals.

        We also maintain a philosophy of inclusiveness by expanding our long-term equity program to include all of our employees, to encourage them to become stakeholders and invest in achieving success for the company, which helps align employee interests with our shareholders' interests.

        Process and Philosophy for Setting Executive Compensation.    We look to our named executive officer group to focus on building and creating the future of the company and expect them to make strategic decisions that move the company forward. We apply deliberate, thoughtful processes throughout the year in a continuing assessment of company and individual executive performance to guide the committee in making compensation decisions. By making compensation decisions considering both competitive market practice and our unique organization and culture, we strive to create an appropriate compensation program for our executives while recognizing shareholder interests in limiting company expenditures.

        Our expectations for our chief executive officer and other executive officers are focused on a sustainable business strategy that includes:

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  financial performance, with an emphasis on return on capital financial metrics;

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  company growth and internal product development;

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  strategic management of the complexities of a global business with a diverse and growing product portfolio and expanding the business into a number of new markets; and

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  operational business management, including development of a diverse and complex global manufacturing infrastructure, investment in strong science and research capabilities, integration of acquisitions, and development of a strong executive management team.

        Risk Considerations.    The compensation committee, with the assistance of its independent compensation consultant, also has considered whether our executive compensation program creates risks that are reasonably likely to have a material adverse effect on the company and concluded that it does not. In doing so, the committee considered the company's strategic goals and operational practices and evaluated our incentive program design to assess whether these programs foster a business environment that might drive inappropriate decision-making or behavior. While a significant portion of our executives' compensation is performance-based, we believe several features of our program mitigate inappropriate or excessive risk-taking that could harm shareholder value: we set performance goals that we believe are reasonable and set targets with payouts at multiple levels of performance, rather than an "all or nothing" approach; we cap payout levels under our new short- and long-term incentive plans, which is consistent with market prevalent practice and does not provide disproportionate leverage for achievement of short- or long-term results; we use a mix of performance goals in our new annual and long-term incentive programs to align incentive compensation with a broad set of measures important to the creation of shareholder value; the majority of compensation is provided in long-term awards that are intended to align executives' interests with those of our shareholders; for our new long-term incentive program, we use both time vesting stock options and performance vesting restricted stock units that have staggered vesting schedules; and as described above, the committee undertakes a continuing assessment of company and individual executive performance.

        Peer Group and Market Analysis.    The compensation committee analyzes the compensation practices of a group of peer companies for comparison purposes and to gain an external perspective in preparation for setting executive salaries and short- and long-term incentive compensation. The committee looks at the data from our peer group to evaluate the appropriateness and competitiveness of our pay positioning, but does not target a certain level of compensation relative to the group. The committee reviews the compensation of our peer group regularly, which includes an analysis by Towers Watson of potential peer companies considering factors that include:

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  revenue size and growth rate;

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  research and development expense;

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  number of employees;

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  market capitalization;

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  one- and three-year total shareholder return;

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  net income;

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  similarity of core businesses to ours;

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  international presence; and

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  labor market competition.

        Following the compensation committee's review of the Towers Watson analysis and discussions with Towers Watson and senior management personnel, the committee decides which companies are the most appropriate for our peer group. For 2009, our peer group was comprised of seven biopharmaceutical companies: Allergan, Inc., Amgen Inc., Biogen Idec Inc., Celgene Corp., Cephalon, Inc., Genentech, Inc. (acquired by F. Hoffman-La Roche, Ltd. in March 2009) and Gilead Sciences, Inc.

        For 2010, the compensation committee expanded our peer group to include three pharmaceutical companies and one medical instruments company. We note that these four companies are larger than us. We believe, however, that the inclusion of these four companies along with our traditional biotechnology peer companies is appropriate because these are the companies we consider to be our primary competitors for recruiting and retaining executive talent for similarly positioned executive positions. Our peer group for 2010 compensation analysis is comprised of ten companies: Allergan, Inc., Amgen Inc., Baxter International Inc., Biogen Idec, Inc., Bristol-Myers Squibb Company, Celgene Corp., Cephalon, Inc., Eli Lilly and Company, Gilead Sciences, Inc., and Medtronic, Inc.

        In addition to peer group analysis, each year the compensation committee considers published survey data for biotechnology, pharmaceutical and general industry companies to ensure that our executive positions are paid appropriately relative to the broader market. These surveys help the committee to match our incumbent executives to comparable market positions, when data is available, by looking at scope of responsibilities for various positions as well as internal comparisons. Specifically, for each executive officer position, the committee reviews competitive levels of base salary, annual incentive awards and equity incentive grants to supplement the data gathered from our peer companies listed above.

        Annual Incentive Program.    The compensation committee establishes annual cash incentive opportunities for our executive officers. The incentives include a corporate component, an individual component and for executive officers who have responsibility for a business division, a division component. The corporate component is intended to link compensation to the company's performance relative to financial targets established by the committee. The individual component allows the committee to reward an executive officer based on an assessment of how well the officer performed his or her role during the applicable year.

        2009 annual incentive program.    For 2009, the corporate component was based on the achievement of an operating income goal of approximately $1.4 billion and was payable based on achievement of at least 86% of this operating income goal. Because this threshold was not met, the corporate component was not paid to our executive officers, or to any employee, for 2009. The division component was based on division operating income and was awarded for those business units that met their respective division operating income targets. The individual component of the bonus was paid at the discretion of the committee. In 2009, the relative weight assigned to the corporate component for our chief executive officer was 60% and the weight assigned to the individual component was 40%. The relative weight assigned to the corporate component for our other named executive officers was 80% and the weight assigned to the individual component was 20%.

        2010 annual incentive program.    The re-design of our short-term incentive program is intended to:

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  encourage behavior measured in the short-term that will contribute to growth and return on capital objectives over the next three to five years, focusing on both short-term financial metrics and key business objectives;

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  create incentives for building sustainable growth and return on capital without inappropriate risk taking;

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  utilize metrics that are transparent to both shareholders and participants; and

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  align performance and payment ranges with competitive positioning.

        For 2010, the compensation committee has changed the metrics used for the corporate component of the annual incentive program and the relative weighting of corporate and individual performance. These metrics are:

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  corporate revenue;

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  cash flow return on invested capital; and

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  key business objectives:

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  to materially recover from the manufacturing issues that affected our Genetic Diseases business and implement measures for sustaining operations for this business,

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  advance our product pipeline, and

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  renew the organization through new hires for certain senior positions and progressing our "business excellence initiatives."

        These metrics were chosen because we believe they provide a balance of short-term performance with strategic long-term focus on building shareholder value. Revenue is a common measure used by many companies to align pay and performance. Cash flow return on invested capital provides balance as it encourages our executives to concentrate on achieving profitable growth while paying appropriate attention to expense management and capital investment, important for both the short- and long-term. The business objectives are important for achieving long-term sustainable and profitable growth. For executive officers who have responsibilities for a business division, their goals will be comprised of the corporate component plus a separate division component based on division operating income.

        For all executive officers, the relative weight assigned to individual performance is 20% under our new program and is awarded based on the committee's subjective review of an officer's performance during the applicable year. For our executive officers who do not have a business division component, the corporate component is 80% of the bonus target and is comprised of the following:

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  40% corporate revenue;

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  20% cash flow return on invested capital; and

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  20% key business objectives.

        For executive officers who have a division component, the corporate component is 65% of the total bonus target and the division component is 15% and is weighted as follows:

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  35% corporate revenue;

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  15% cash flow return on invested capital;

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  15% key business objectives; and

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  15% division operating income.

The performance and payout ranges for our 2010 metrics are:

	Performance range	Payout range
Revenue	90% - 115%	30% - 200%
Cash flow return on invested capital	90% - 115%	50% - 200%
Division operating income	set on a division by division basis	50% - 180%

        The achievement of performance and payout for the key business objectives will be determined by the committee based on its review of the company's performance in 2010.

        Cash flow return on invested capital will be calculated by dividing "adjusted cash profits" by the two-year average "adjusted invested capital."

        Adjusted cash profits equals GAAP net income excluding (i) acquisition-related one time events (net of tax) and (ii) non-operating income or expense (net of tax), with the following added back: (a) R&D expense, (b) lease expense, (c) depreciation expense, (d) amortization expense (net of tax) and (e) investment income (net of tax).

        Adjusted invested capital equals total assets less (i) non-interest-bearing liabilities and (ii) non-operating items (such as deferred taxes), with the following added back: (a) capitalized R&D (net of amortization), (b) capitalized operating leases, (c) accumulated depreciation and (d) accumulated intangible amortization.

        Long-Term Incentive Program.    From 2007 through 2009, our long-term incentive program for executive officers was comprised of equity awards in the form of time vesting stock options and time vesting RSUs. Beginning with 2010, the equity vehicles for our long-term incentive program for executive officers will be a combination of (1) time vesting stock options and (2) performance vesting awards, comprised of RSUs and cash, as described below.

        Use of Equity.    Our shareholders expect us to create value, and that value is ultimately reflected in our stock price. Our equity compensation awards are designed to address shareholder interests by providing our executive officers (and other employees) appropriate long-term incentives to motivate and retain them in a future-oriented, research and development-based environment such as ours. Equity awards are the most significant components of our named executive officers' compensation packages. To utilize equity compensation responsibly and maintain competitiveness, the compensation committee establishes guidelines to limit the total number of equity awards that may be granted in a program year to a stated percentage of shares outstanding. The objective of this philosophy is to manage the potential dilutive impact of the program to shareholders while continuing to provide broad-based equity awards. Each year we evaluate and adapt our program to address the challenges of an increasing employee population and the limited availability of equity reserves. Since 2007, we have used a combination of time vesting stock option and time vesting RSU awards. This approach helps manage dilution and allows us to deliver an equity component of total compensation that both continues to hold value and rewards for increased market value.

        Equity guidelines and timing.    We award equity under four programs: a new hire grant program, a general grant program, an executive grant program and a recognition grant program. Each year, the compensation committee establishes guidelines and reviews our philosophy for granting equity under each program to determine appropriate and competitive grant levels. We have established processes in place for approving, dating and pricing awards for each of our equity programs to ensure that awards are not back-dated. Each year the committee evaluates the use of equity as a compensation tool, considering employee eligibility and past award practice, and sets a budget to manage its use.

        Our general grant program is our largest equity program and is comprised of broad-based equity grants to executive officers and employees. Such grants have covered approximately 89% of the shares granted during the calendar year for the past five years. The compensation committee has historically planned these grants to occur on the date of the annual shareholders meeting. Our bylaws call for the annual meeting to be held on the fourth Thursday of May or as otherwise determined by the board. The date of these annual meetings is set months in advance as part of the normal scheduling process for the board and its committees. This grant is not timed to coincide with the release of any material non-public information. The exercise price of the stock option grant is pre-approved by the committee and set as the closing price of our stock on the date of the grant.

        For our general grant in 2009, awards were comprised of either a combination of time vesting stock options and time vesting RSUs or just time vesting RSUs. Combination awards were granted 50% in time vesting stock options and 50% in time vesting RSUs, applying a 3:1 ratio such that one RSU was awarded for every three stock options. RSU awards were determined under the same formula as the combination awards.

        Without sustained growth and positive stock price performance, our executives carry the risk that they will not be able to realize gains from the stock option component of their equity-based awards. The compensation committee does not consider realized gains from prior stock option or RSU awards in its compensation decisions for either cash or equity, as such awards recognize past achievement. While we encourage share ownership through this program, we do not have a formal share ownership policy. Historically, on average, our named executive officers wait more than six years before exercising stock options. In addition, we do not have a specific policy regarding hedging the economic risk of share ownership, but advise our executive officers about the potential for violations under the short-sale rules of the Exchange Act.

        2010 long-term incentive program.    Beginning in 2010, our long-term incentive program for executive officers will include a combination of (1) performance vesting awards, tied to the achievement of pre-established performance goals over a three-year performance period, and (2) time vesting stock options. Approximately half the grant will be made in time vesting stock options with the remainder in performance vesting RSUs. The number of RSUs is determined by applying a 3:1 ratio such that one RSU is awarded for every three stock options.

        For the 2010-2012 performance period, the performance metrics are:

  •
  relative total shareholder return (TSR) measured against the performance of a subset of biotechnology peer companies (currently 28 companies) in the S&P 500 Health Care Index; and

  •
  cash flow return on invested capital.

        Each metric is weighted equally. For both metrics, performance between the threshold level and the target level will be awarded in performance vesting RSUs. The RSUs will be paid out in shares of our stock at the end of the three-year period if performance between the threshold level and target level is achieved. If performance above the target level is achieved, the portion of the award above the target level will be paid out in cash up to a predetermined maximum cash award. Since it is possible that performance-based RSUs may not pay out at all, it is completely "at risk" compensation.

        In January 2010, the compensation committee approved a range for the three-year cash flow return on invested capital metric of 85% to 115%. For performance between 85% and 100% of the cash flow return on invested capital target, the payout range is 50% to 100% of the senior executive's target RSU award. Performance between 101% and 115% of the cash flow return on invested capital target will result in a cash payment that will be awarded based on performance achieved between target and maximum levels, up to a predetermined maximum. The committee also approved the following performance levels for relative TSR:

Performance Level	Percentile Rank
Threshold	40th
Target	65th
Maximum	75th

        For performance between the relative TSR threshold and target levels, the payout range is 35% to 100% of the senior executive's target RSU award. Relative TSR performance between the target and maximum levels will result in a cash payment that will be awarded based on performance achieved between target and maximum levels, up to a predetermined maximum.

        If a participating senior executive's employment is terminated before the end of the performance period because of death, disability or retirement, payment of the performance vesting award will be pro-rated to the date of termination based upon the company's actual achievement of performance levels at the end of the performance period. Upon a change in control, payment of a performance vesting award will be paid out at the target performance level and pro-rated to the date of the change of control.

        Mr. Termeer's 2009 compensation.    At its meeting in December 2008, the compensation committee set base salary and target incentive cash compensation levels for 2009 for Mr. Termeer, our president and chief executive officer. In setting compensation for Mr. Termeer, the committee considered cash compensation levels of CEOs in our peer group, survey data provided by Towers Watson, and the company's performance over the past year. The committee also considered secondary factors, including our financial performance prior to 2009 and Mr. Termeer's cash and equity compensation during the past 10 years. In setting his salary and target cash incentive for 2009, the committee increased Mr. Termeer's overall cash compensation for 2009, both salary and target incentive compensation, by 8.7% to $3,779,960.

        In setting Mr. Termeer's cash compensation for 2009, the committee considered our strong 2008 financial performance and the following aspects of our performance in 2008:

  Product Growth

  •
  The approval of Mozobil in the United States for stem cell mobilization and continued progress of multiple products in clinical trials;

  •
  Entry into a collaboration with Isis Pharmaceuticals, Inc. under which we acquired the exclusive, worldwide rights to develop mipomersen, potentially responding to the unmet medical need for treatments for severe hypercholesterolemia;

  •
  Management of the integration of prior transactions such as the acquisition of Bioenvision;

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  Formation of a partnership with PTC Therapeutics to provide the company with international rights to PTC124, a promising potential treatment for cystic fibrosis; and

  •
  Formation of a partnership with Osiris Therapeutics to provide the company with rights outside the United States and Canada to Prochymal and Chondrogen, late-stage adult stem cell treatments with potential to address treatment of a wide range of diseases such as Crohn's disease, type 1 diabetes, acute myocardial infarction, and osteoarthritis of the knee.

  Operational Management

  •
  Reorganization of key commercial businesses in an effort to strengthen the long-term sustainability of the company;

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  Expansion of the scope and responsibilities of the portfolio management committee to prioritize R&D initiatives; and

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  Recognition of Genzyme by Science Magazine as the third best science organization in the world at which to work.

        The compensation committee believes that an emphasis on cash incentive compensation tied to corporate performance is appropriate for a chief executive officer. The committee discussed the alignment of a pay-for-performance philosophy whereby the total annual cash increase is weighted more heavily toward pay considered to be "at risk". Accordingly, Mr. Termeer's level of short-term incentive compensation reflects our pay-for-performance philosophy under which his target annual incentive cash compensation makes up more than half of his potential total cash compensation. The committee set Mr. Termeer's base salary at $1,643,460 and his cash incentive target at $2,136,500. Of this amount, approximately 60%, or $1,281,900 was tied to corporate financial performance and 40%, or $854,600 was tied to Mr. Termeer's individual performance. As described above, we did not meet the operating income goal established under the 2009 annual incentive program. Accordingly, no amounts were payable to Mr. Termeer based on corporate financial performance. In February 2010, Mr. Termeer requested that he not be awarded the individual component of his annual incentive bonus for 2009 in recognition of the manufacturing challenges we faced in 2009. The committee discussed Mr. Termeer's request and concluded that no annual incentive bonus would be awarded to Mr. Termeer for 2009.

        In May 2009, the compensation committee awarded an equity grant to Mr. Termeer comprised of stock options and RSUs. The committee believes it is appropriate for equity awards to comprise a significant portion of Mr. Termeer's total compensation. The committee referenced CEO equity data from the company's peer group provided by Towers Watson to guide its decisions. The committee reviewed Mr. Termeer's performance and the long-range performance and growth of the company, noting the key performance measures from 2008 considered in setting Mr. Termeer's cash compensation discussed above.

As a result of its analysis, the compensation committee decided, given the economic recession and to better align value with changed economic conditions, to reduce the number of shares in Mr. Termeer's 2009 award to 95% of his 2008 award, notwithstanding Mr. Termeer's contributions to the company's financial and business achievements in 2008. Accordingly, the committee granted Mr. Termeer stock options to purchase 190,000 shares of our common stock and RSUs for 63,650 shares. This resulted in a decrease in value, at the time of grant, of 11% from his 2008 award.

        The following table summarizes the components of 2009 compensation decisions approved by the committee as a percentage of total compensation for Mr. Termeer:

	2009 ($) (approved)	% of Total Compensation
Base salary	1,643,460	14%
Target annual cash incentive
corporate performance	1,281,900
individual performance	854,600

Total target annual cash incentive(1)	2,136,500	19%

Total target cash compensation	3,779,960	33%
Value of equity awards(2)
stock options	3,944,780	34%
RSUs	3,733,709	33%

Total equity value	7,678,489	67%
Total compensation	11,458,449	100%

(1)
None of the target annual cash incentive was paid to Mr. Termeer for 2009. Total compensation paid to Mr. Termeer for 2009 is discussed on pages 37-38 of this proxy statement.

(2)
Based on grant date fair value, discussed on pages 38-39 of this proxy statement.

        2009 compensation for named executive officers, other than Mr. Termeer.    To determine compensation for our other named executive officers in 2009, the compensation committee reviewed the compensation data of our peer group, as well as survey data provided by the committee's compensation consultant. The committee's objective is to ensure that total compensation for our named executive officers is appropriate and reflects the individual performance of each executive.

        The approach to compensation for our named executive officers also reflects our non-hierarchical management structure. We employ a relatively flat management structure compared with the more traditional multi-tiered management structures employed by many other companies. Our executive officers make up an operating committee that includes business, legal, medical and scientific officers. This operating committee meets regularly to discuss the ongoing management of the company as well as strategic planning for the company's development and future growth. They have an integral role in helping Mr. Termeer chart the future of the company. Cash and equity compensation for members of the operating committee falls within relatively narrow ranges, reflecting the flat management layer directly below the CEO. Due to the way the operating committee operates, the differential between the compensation levels for our named executive officers and the compensation for Mr. Termeer is greater than that seen in the more traditional hierarchical compensation structures employed by many other companies.

        For the named executive officers other than himself, Mr. Termeer discusses with the compensation committee each officer's individual performance and his recommendation for base salary increases and target annual cash incentive compensation amounts. Because the named executive officers are responsible for implementing our strategic direction, Mr. Termeer's recommendations focus on sustainable, strategic decision-making capabilities for each individual relative to the company as a whole and each individual's areas of responsibility. Mr. Termeer's recommendations for 2009 included an emphasis on target incentive compensation to reflect our pay-for-performance structure. The committee also reviews a two-year history of cash compensation for each named executive officer. The committee reviews Mr. Termeer's recommendations and makes its cash compensation decisions based on each officer's performance, its assessment of that individual's performance relative to the group and each officer's compensation in light of competitive market information. At its December 2008 meeting, the committee approved 2009 base salary increases ranging from 3.0 - 4.3%, excluding Dr. Meeker, for the named executive officers other than Mr. Termeer. The committee approved an increase of 11.8% for Dr. Meeker, to recognize his additional responsibilities as a key leader in managing business operations since becoming an executive officer in May 2008.

        A significant portion of executive compensation consists of annual cash incentive awards. The annual cash incentive targets for 2009 were tied to both corporate performance and performance in individual areas of responsibility. To reflect an emphasis on pay-for-performance, 80% of the annual cash incentive target for the named executive officers, other than Mr. Termeer, was tied to corporate financial performance. As described above, we did not meet the operating income goal established under the 2009 annual incentive program. Accordingly, no amounts were payable to our named executive officers based on corporate financial performance. In February 2010, Mr. Termeer made recommendations to the committee for the individual performance component of each named executive officer's annual incentive, except for Mr. Collier, based on his evaluation of each officer's performance during 2009. Consideration was given to the individual's leadership, their management of their respective complex and dynamic areas, and their individual contributions to the company during a very challenging year. Dr. Meeker was awarded 97%, and Messrs. Wyzga and Smith were each awarded 100%, of his individual performance component. Mr. Wirth was awarded 105% of his individual component to recognize his strong leadership on corporate governance matters. Mr. Collier had resigned as an officer effective October 1, 2009, and therefore was no longer a participant in our senior executive annual incentive program when award decisions were made in February 2010.

        In May 2009, to determine the number of options and RSUs to grant to each named executive officer, the committee considered:

  •
  Mr. Termeer's recommendations regarding each named executive officer's performance in 2008 and assessment of the officer's long-term potential at Genzyme;

  •
  equity grant data from our peer group;

  •
  survey data of long-term incentive practices prepared by Towers Watson; and

  •
  our equity granting history for the last three years.

The committee approved equity awards of 42,750 stock options and 14,250 RSUs for each of our named executive officers, other than Mr. Termeer. The committee concluded that providing a grant at 95% of the number of stock options and restricted stock units as was granted in 2008 would be both appropriate and competitive with our peer group. Consistent with the adjustment made to Mr. Termeer's awards, these awards had a decrease in value of 11% from 2008 awards.

        The following table summarizes the components of 2009 compensation decisions approved by the committee as a percentage of total compensation for the named executive officers other than Mr. Termeer listed in the "Summary Compensation Table" on page 37 of this proxy statement:

	Mr. Wyzga		Mr. Collier		Dr. Meeker		Mr. Smith		Mr. Wirth
Base salary	532,000	19%	575,000	21%	475,000	18%	511,000	19%	760,000	25%
Target annual cash incentive
corporate performance	405,000		405,000		405,000		405,000		405,000
individual performance	100,000		100,000		100,000		100,000		100,000

Total target cash incentive(1)	505,000	18%	505,000	18%	505,000	19%	505,000	18%	505,000	17%

Total target cash compensation	1,037,000	37%	1,080,000	39%	980,000	37%	1,016,000	37%	1,265,000	42%
Value of equity awards(2)	1,723,481	63%	1,723,481	61%	1,723,481	63%	1,723,481	63%	1,723,481	58%

Total compensation	2,760,481	100%	2,803,481	100%	2,703,481	100%	2,739,481	100%	2,988,481	100%

(1)
None of the target corporate performance component listed above was paid for 2009. Total compensation paid to the named executive officers for 2009 is discussed on page 37 of this proxy statement.

(2)
Based on grant date fair value, discussed on pages 38-39 of this proxy statement.

        Executive Employment Agreements.    Messrs. Termeer and Wirth each have an initial three-year employment agreement that automatically extends by one year each December 31 unless written notice of non-renewal is given. Each agreement provides that the board, or a duly appointed committee of the board, shall set salary annually, and that such base salary shall not be lower than the base salary for the preceding calendar year. Both agreements provide:

  •
  certain life and disability insurance benefits;

  •
  eligibility to participate in the company's annual cash incentive plan;

  •
  eligibility to participate in the company's equity incentive plans;

  •
  certain payments and benefits for termination without cause, with or without a change in control event, or termination by the executive for good reason following a change in control;

  •
  accelerated vesting of equity awards in the event of termination without a change in control event without cause, or due to death or disability; and

  •
  confidentiality, non-competition and ownership of inventions provisions.

        Executive Severance Agreements.    The committee believes that it is in the best interests of the company and its shareholders to ensure the continued dedication of our executive officers should the company be in the situation of facing a change in control. Such a situation would require our executive officers to remain highly focused and attentive to managing the operations of the company. The financial security provided by severance benefits can mitigate the inevitable distractions created by the personal uncertainties and risks created by a pending or threatened change in control.

        Other than Messrs. Termeer and Wirth, whose severance arrangements are included in their employment agreements and described above, we have severance agreements with all of our executive officers, including our named executive officers. These agreements have an initial one-year term and renew automatically each December 31 for an additional one-year period, unless written notice of non-renewal is given. Under these agreements, payments will be made following a change in control upon the involuntary termination of the named executive officer's employment by us without cause or by the named executive officer for good reason.

        For a more complete description and quantification of benefits payable to our named executive officers upon and following termination of employment see "Potential Payments Upon Termination or Change in Control" on pages 44-46.

        None of the employment or severance agreements provide for tax gross-up payments, which allows us to avoid the often significant costs that could be involved in gross-up payments related to a change in control. None of the employment or severance agreements contain any clawback provisions.

        Tax deduction limits on executive compensation.    Section 162(m) of the Code generally does not permit Genzyme a federal income tax deduction for taxable year compensation in excess of $1,000,000 paid to each of our chief executive officer and our three other highest paid executive officers excluding the chief financial officer. Certain performance-based compensation that is awarded under a plan, the material terms of which have been approved by shareholders, is exempt from the deduction limit. Although the 2009 salary and annual cash incentive awards paid to our named executive officers do not qualify for the performance-based compensation exemption, our shareholders have approved the 2001 and 2004 Equity Incentive Plans, which are designed to allow us to deduct the compensation expense related to stock options granted to our named executive officers under those plans. We have in the past and may in the future award compensation that is not fully deductible under Section 162(m).

        This compensation discussion and analysis is intended to provide an overview and analysis of the policies and decisions made for executive compensation. We believe the decisions of the compensation committee and the company follow a deliberate and thoughtful process and are aligned with both the short- and long-term objectives of the corporation and its shareholders. The following tables and disclosures are intended to support and augment this discussion.

SUMMARY COMPENSATION TABLE
for the year ended December 31, 2009

Name and Principal Position	Year	Salary ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(3)(4)(6)	Total ($)
Henri A. Termeer	2009	1,704,725	3,733,709	3,944,780	0	124,189	9,507,403
Chief Executive Officer	2008	1,578,514	4,588,160	4,454,400	1,962,725	115,502	12,699,301
	2007	1,503,620	4,164,720	4,640,360	2,142,000	105,773	12,556,473
Michael S. Wyzga	2009	551,785	835,905	887,576	100,000	14,256	2,389,522
Executive Vice President;	2008	509,538	1,027,200	1,002,240	489,500	13,347	3,041,825
Chief Financial Officer	2007	489,577	932,400	1,044,081	560,000	11,230	3,037,288
Earl M. Collier, Jr.	2009	507,688	835,905	887,576	80,750	14,700	2,326,619
Senior Advisor(5)	2008	557,515	1,027,200	1,002,240	489,500	13,800	3,090,255
	2007	536,577	932,400	1,044,081	555,000	11,250	3,079,308
David P. Meeker, M.D.	2009	491,731	835,905	887,576	96,880	9,985	2,322,077
Executive Vice President	2008	424,308	1,027,200	1,002,240	450,803	9,643	2,914,194
	2007	394,327	502,439	562,644	456,750	7,938	1,924,098
Sandford D. Smith	2009	530,008	835,905	887,576	100,000	14,700	2,368,189
Executive Vice President	2008	489,538	1,027,200	1,002,240	489,500	13,800	3,022,278
	2007	469,654	932,400	1,044,081	555,000	11,250	3,012,385
Peter Wirth	2009	788,462	835,905	887,576	105,000	16,611	2,633,554
Executive Vice President	2008	734,331	1,027,200	1,002,240	489,500	15,711	3,268,982
	2007	705,423	932,400	1,044,081	560,000	13,161	3,255,065

(1)
Salaries paid for 2009 reflect one extra pay period that was not determined until the end of 2009.

(2)
We are required to account for equity awards at fair value. The RSUs granted on May 21, 2009 had a grant date fair market value of $58.66 per share which was the closing price of our stock on that date. The value of option awards was determined using the Black-Scholes option valuation model, which estimates the value of an equity award using subjective assumptions which can vary over time. Valuation information regarding the 2009 option awards can be found following the "Grants of Plan-Based Awards" table on pages 38-39. For a more complete discussion of the relevant assumptions we use to calculate the grant date fair value of option awards, see the section "Accounting for Stock-Based Compensation" in "Note A. Summary of Significant Accounting Policies" and "Note M. Stockholders' Equity" to our consolidated financial statements in this prospectus.

(3)
All other compensation above includes company contributions made under our retirement savings plan, a 401(k) plan.

(4)
For security purposes we provide a driver to Mr. Termeer for commuting to and from work and work-related events. The cost to the company of providing this benefit to Mr. Termeer was $81,386 for 2009, $73,599 for 2008 and $66,420 for 2007 and is included in "All Other Compensation" for Mr. Termeer. This cost is based on the driver's salary plus vehicle expenses, including gas, mileage, and vehicle lease expense.

(5)
Mr. Collier resigned as executive vice president as of October 1, 2009. He received an individual bonus for 2009 based on his inclusion in the general corporate bonus program.

(6)
All other compensation for Mr. Termeer for 2009, 2008 and 2007 includes insurance premiums totaling $28,103 in each year that we paid for life and disability insurance benefits. For Mr. Wirth, all other compensation includes insurance premiums of $1,911 for 2009, 2008 and 2007 that we paid for life insurance benefits. We have provided these insurance policies to ensure Messrs. Termeer and Wirth receive a similar level of benefit as is provided in our group plans, as their calculated benefits under our group plans exceed the maximum limits.

GRANTS OF PLAN-BASED AWARDS
for the year ended December 31, 2009

						All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)		Grant Date Fair Value of Stock and Option Awards ($)
			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)					Exercise or Base Price of Option Awards ($/Sh)
	Approval Date	Grant Date
Name			Threshhold ($)	Target ($)	Maximum ($)
Henri A. Termeer		N/A	0	2,136,500	3,204,750
	5/20/09	5/21/09				63,650			3,733,709
	5/20/09	5/21/09					190,000	$58.66	3,944,780
Michael S. Wyzga		N/A	0	505,000	757,500
	5/20/09	5/21/09				14,250			835,905
	5/20,09	5/21/09					42,750	$58.66	887,576
Earl M. Collier, Jr.		N/A	0	505,000	757,500
	5/20/09	5/21/09				14,250			835,905
	5/20/09	5/21/09					42,750	$58.66	887,576
David P. Meeker		N/A	0	505,000	757,500
	5/20/09	5/21/09				14,250			835,905
	5/20/09	5/21/09					42,750	$58.66	887,576
Sandford D. Smith		N/A	0	505,000	757,500
	5/20/09	5/21/09				14,250			835,905
	5/20/09	5/21/09					42,750	$58.66	887,576
Peter Wirth		N/A	0	505,000	757,500
	5/20/09	5/21/09				14,250			835,905
	5/20/09	5/21/09					42,750	$58.66	887,576

(1)
Represents target payout under our annual cash incentive plan for 2009. Actual amounts paid in February 2010 are included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 37. The maximum amounts assume a payout of 150% of the corporate component of the named executive officer's annual cash incentive. The annual cash incentive program is described in the "Compensation Discussion and Analysis" on page 28.

        On May 21, 2009, stock options and RSUs were granted to the named executive officers at the same time that stock options and RSUs were granted to all qualified, eligible employees of the company. Stock option awards to Mr. Wyzga were made under the 2001 Equity Incentive Plan. All other awards were made under the 2004 Equity Incentive Plan. The awards were approved by our compensation committee at a meeting held on May 20, 2009. The stock options have an exercise price of $58.66 per share, which was the closing price of our stock on May 21, 2009, the date of grant. The options have a ten-year term and vest 20% on the date of grant with an additional 20% vesting annually over the next four years on the anniversary of the date of grant. For Messrs. Wyzga, Wirth and Dr. Meeker, RSUs vest 100% on the third anniversary of the date of grant. RSUs for Messrs. Termeer, Collier and Smith vest in one-third increments annually on each of the next three anniversaries of the date of grant because these officers have reached "retirement eligibility" under our long-term compensation program. Retirement eligibility is defined as reaching age 60 and having completed five years of service with the company.

        The grant date fair value of the stock options granted in 2009 was $20.76 per share, which was based on the Black-Scholes option pricing model. The grant date fair value of the RSUs granted in 2009 was $58.66 per share, which was the closing price of our stock on the date of grant. We incorporate our discussion of the relevant assumptions we use to calculate the grant date fair value of equity awards into this section by reference from the section "Accounting for Stock-Based Compensation" in "Note A. Summary of Significant Accounting Policies" and "Note M. Stockholders' Equity" to our consolidated financial statements in this prospectus.

        The stock option awards for the named executive officers include vesting acceleration in the event of termination as a result of disability or death, or upon a change in control of the company. The RSU awards for Messrs. Termeer and Wirth include vesting acceleration in the event of termination as a result of disability or death, or upon a change in control of the company. The RSU awards for the other named executive officers, however, include vesting acceleration in the event of termination as a result of death or upon a change in control of the company, but not for disability. Stock options and RSUs for Messrs. Termeer and Wirth also will automatically vest if employment is terminated by the company without cause prior to a change in control.

        For stock option awards, in the event of termination as a result of disability or death, the named executive officers, or their beneficiaries, will have one year to exercise vested options unless the options otherwise would expire under their stated terms. In addition, if the named executive officer has reached retirement eligibility (as defined above) with the company, at termination of employment for any reason other than cause, vesting of stock options will be accelerated and the executive officer will have three years to exercise the options unless they otherwise would expire under their stated terms. This retirement eligibility provision does not apply to options granted before December 1, 2003. The named executive officers do not have any acceleration of vesting provision relating to retirement eligibility for RSU awards. Nonstatutory options for the named executive officers are transferable to defined family members.

        If a named executive officer leaves his employment with us for any reason other than death, disability, retirement (as described above), following a change in control, or for cause, he may exercise vested options for a period of 90 days from the date of termination. Unvested options will be cancelled as of the date of termination.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
for the year ended December 31, 2009

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)(2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)(3)	Market Value of Shares or Units of Stock That Have Not Vested($)(4)
Henri A. Termeer	200,000		26.50	5/25/2010	175,317	8,592,286
	8,421		226.83	5/25/2010
	12,362		126.59	5/31/2011
	5,614		274.31	5/31/2011
	500,000		53.47	5/31/2011
	600,000		32.52	5/30/2012
	6,181		85.74	5/30/2012
	7,017		41.50	5/30/2012
	475,000		46.24	5/29/2013
	460,000		43.90	5/27/2014
	425,000		62.98	5/26/2015
	320,000	80,000	58.50	5/25/2016
	120,000	80,000	62.16	5/24/2017
	80,000	120,000	68.48	5/22/2018
	38,000	152,000	58.66	5/21/2019

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)(2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)(3)	Market Value of Shares or Units of Stock That Have Not Vested($)(4)
Michael S. Wyzga	343		226.75	5/25/2010	44,250	2,168,693
	592		135.25	2/9/2011
	791		126.59	5/31/2011
	505		274.31	5/31/2011
	954		85.74	5/30/2012
	90,000		46.24	5/29/2013
	81,000		43.90	5/27/2014
	69,000		62.98	5/26/2015
	55,200	13,800	58.50	5/25/2016
	27,000	18,000	62.16	5/24/2017
	18,000	27,000	68.48	5/22/2018
	8,550	34,200	58.66	5/21/2019

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)(2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)(3)	Market Value of Shares or Units of Stock That Have Not Vested($)(4)
Earl M. Collier, Jr.	4,373		26.50	5/25/2010	39,250	1,923,643
	479		226.75	5/25/2010
	4,945		135.25	2/9/2011
	21,000		53.47	5/31/2011
	505		274.31	5/31/2011
	3,115		126.59	5/31/2011
	651		41.50	5/30/2012
	3,708		85.74	5/30/2012
	36,820		32.52	5/30/2012
	69,000		62.98	5/26/2015
	55,200	13,800	58.50	5/25/2016
	27,000	18,000	62.16	5/24/2017
	18,000	27,000	68.48	5/22/2018
	8,550	34,200	58.66	5/21/2019

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)(2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)(3)	Market Value of Shares or Units of Stock That Have Not Vested($)(4)
David P. Meeker	16,488		26.50	5/25/2010	37,333	1,829,690
	169		135.25	2/9/2011
	20,000		50.02	4/16/2011
	29,080		53.47	5/31/2011
	20,630		32.52	5/30/2012
	4,000		27.46	6/12/2012
	15,000		30.57	3/6/2013
	22,500		46.24	5/29/2013
	41,000		43.90	5/27/2014
	35,000		62.98	5/26/2015
	38,800	9,700	58.50	5/25/2016
	14,550	9,700	62.16	5/24/2017
	18,000	27,000	68.48	5/22/2018
	8,550	34,200	58.66	5/21/2019

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)(2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)(3)	Market Value of Shares or Units of Stock That Have Not Vested($)(4)
Sandford D. Smith	407		226.75	5/25/2010	39,250	1,923,643
	351		135.25	2/9/2011
	14,700		53.47	5/31/2011
	308		274.31	5/31/2011
	370		126.59	5/31/2011
	241		41.50	5/30/2012
	791		85.74	5/30/2012
	9,000		46.24	5/29/2013
	22,800		43.90	5/27/2014
	48,500		62.98	5/26/2015
	55,200	13,800	58.50	5/25/2016
	27,000	18,000	62.16	5/24/2017
	18,000	27,000	68.46	5/22/2018
	8,550	34,200	58.66	5/21/2019

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)(2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)(3)	Market Value of Shares or Units of Stock That Have Not Vested($)(4)
Peter Wirth	48,216		26.50	5/25/2010	44,250	2,168,693
	1,208		226.75	5/25/2010
	520		135.25	2/9/2011
	1,571		274.31	5/31/2011
	642		126.59	5/31/2011
	62,000		53.47	5/31/2011
	2,245		41.50	5/30/2012
	185,300		32.52	5/30/2012
	1,468		85.74	5/30/2012
	90,000		46.24	5/29/2013
	81,000		43.90	5/27/2014
	69,000		62.98	2/26/2015
	55,200	13,800	58.50	5/25/2016
	27,000	18,000	62.16	5/24/2017
	18,000	27,000	68.48	5/22/2018
	8,550	34,200	58.66	5/21/2019

(1)
Includes stock options originally granted in our Biosurgery and Molecular Oncology tracking stocks which were converted into stock options for Genzyme Stock on June 30, 2003. A total of 65,006 of these converted options are exercisable with exercise prices from $41.50 to $274.31.

(2)
Stock options vest 20% on the date of grant and 20% per year over the next four years on the anniversary of the date of grant. The grant date of the stock options is ten years prior to the option expiration date.

(3)
The following table provides information with respect to the vesting of each outstanding RSU held by the named executive officers as of December 31, 2009:

RSU Vesting Date	H. Termeer	M. Wyzga	E. Collier	D. Meeker	S. Smith	P. Wirth
May 21, 2010	21,216		4,750		4,750
May 22, 2010	22,333		5,000		5,000
May 24, 2010	67,000	15,000	15,000	8,083	15,000	15,000
May 22, 2011	22,334	15,000	5,000	15,000	5,000	15,000
May 21, 2011	21,217		4,750		4,750
May 21, 2012	21,217	14,250	4,750	14,250	4,750	14,250

Totals	175,317	44,250	39,250	37,333	39,250	44,250
(4)
The market value of RSUs is based on a price of $49.01, which was the closing price of our stock on December 31, 2009.

OPTION EXERCISES AND STOCK VESTED
for the year ended December 31, 2009

	Option Awards		Stock Awards
Name	Number of Shares Acquired On Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(1)	Value Realized On Vesting ($)
Henri A. Termeer	200,000	4,794,120	22,333	1,303,577
Michael S. Wyzga	0	0	0	0
Earl M. Collier, Jr.	0	0	5,000	291,850
David P. Meeker	0	0	0	0
Sandford D. Smith	0	0	5,000	291,850
Peter Wirth	232,180	8,605,264	0	0

(1)
In May 2009, Messrs. Termeer, Collier and Smith were each issued shares that vested under time vesting RSUs that were granted in 2008 under the retirement eligibility provisions of those awards.

        On February 23, 2009, Mr. Termeer entered into a Rule 10b5-1 trading plan to exercise 400,000 stock options due to expire in May 2010 and sell the exercised shares at specified prices. Mr. Termeer's trading plan includes provisions to exercise and sell the shares at certain pre-determined dates if his limit prices are not met, in order to ensure that all of the shares are exercised and sold prior to the expiration date of the stock options. As a result of not meeting a limit order sale price, in November 2009, 200,000 shares were exercised and sold under the plan. In February 2010, an additional 100,000 shares were exercised and sold under the plan. A final transaction, to exercise and sell an additional 100,000 shares, is expected to occur before May 25, 2010.

        In December 2007, Mr. Wirth entered into a Rule 10b5-1 trading plan to exercise 232,180 stock options due to expire in January 2009 and sell the exercised shares under a limit order. Mr. Wirth's trading plan included a provision to exercise and sell the shares at a certain, pre-determined date if his limit order price was not met, in order to ensure that all of the shares were exercised and sold prior to the expiration date of the stock options. As a result of not meeting his limit order sale price, in January 2009, all of the shares were exercised and sold under the plan.

        Mr. Wirth has entered into a Rule 10b5-1 trading plan to exercise 48,216 stock options due to expire in May 2010 and to sell the exercised shares. Dr. Meeker has entered into a Rule 10b5-1 trading plan to exercise 16,488 stock options due to expire in May 2010 and to sell the exercised shares. We expect the transactions for Mr. Wirth and Dr. Meeker to occur before May 25, 2010.

        We encourage our officers to establish Rule 10b5-1 trading plans. Given the limited times during the year when our officers are allowed to trade, transactions under a Rule 10b5-1 trading plan allow our officers to trade in our stock without becoming subject to the presumption that they are basing their trades on non-public information.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

        Due to factors such as the timing during the year of an event, the company's stock price and the executive's age, any of which can affect the nature and amount of benefits provided upon the events discussed below, actual amounts paid or distributed may vary. All equity calculations in this discussion assume a stock price of $49.01, which was the closing price of our stock on December 31, 2009, the last trading day of the year.

        Termination outside of a change in control.    The employment agreements for Messrs. Termeer and Wirth provide for the following payments upon termination by us without cause prior to a change in control:

  •
  a lump sum payment of two times the sum of his annual salary and annual cash incentive;

  •
  continued health, life and disability insurance and other benefits for two years from the date of termination, except to the extent comparable benefits are provided by a new employer; and

  •
  full vesting of all non-performance based options or RSUs under our equity incentive plans.

Assuming the employment of Messrs. Termeer and Wirth had been terminated by us without cause prior to a change in control on December 31, 2009, they would have been entitled to the following payments:

	Lump Sum Base + Bonus ($)	Benefits ($)	Value of Accelerated Equity Awards ($)	Total(1)
Henri A. Termeer	7,391,645	99,005	8,592,286	16,082,936
Peter Wirth	2,569,500	9,509	2,168,693	4,747,702

(1)
Cash payment amounts are based on the following components:

•
base pay using salary as of December 31, 2009 times the multiplier;

•
annual cash incentive, calculated by taking the higher of (a) the last cash incentive paid, or (b) the average of the last two cash incentives paid, times the multiplier;

•
health benefits, based on COBRA rates as of January 1, 2010; and

•
life and disability insurance premiums, based on current formula calculations.

        Termination due to death or disability.    In the event that a named executive officer's employment is terminated due to death, all non-performance based stock options would fully vest under the terms and conditions of the named executive officers' equity awards and they would have one year from the date of termination to exercise their options unless the options otherwise would expire under their stated terms. The terms of Mr. Termeer's and Mr. Wirth's employment agreements also provide for accelerated vesting of non-performance based equity upon death.

        For termination of employment due to disability for Messrs. Termeer and Wirth, all non-performance based RSUs would fully vest under the terms and conditions of their employment agreements and their equity awards. For the other named executive officers, RSUs granted in 2007 would vest upon termination of employment for disability under the terms and conditions of their equity awards, but RSUs granted in 2008 and 2009 would not.

        Assuming the employment of the named executive officers had been terminated due to death or disability on December 31, 2009, they would have been entitled to accelerated vesting of equity with the following value:

	Value of Accelerated Equity Awards Due to Death ($)	Value of Accelerated Equity Awards Due to Disability ($)
Henri A. Termeer	8,592,286	8,592,286
Michael S. Wyzga	2,168,693	735,150
Earl M. Collier, Jr.	1,923,643	735,150
David P. Meeker	1,829,690	396,148
Sandford D. Smith	1,923,643	735,150
Peter Wirth	2,168,693	2,168,693

        Termination with retirement eligibility.    Under the terms and conditions of the named executive officers' equity awards, if their employment terminates for any reason other than for cause after they have reached retirement eligibility (defined as age 60 plus completion of at least five years of service), they will receive full vesting of their outstanding non-performance based stock options and will have three years from the date of termination to exercise the options unless the options would otherwise expire under their stated terms. None of our named executive officers receive any accelerated vesting for RSUs for termination with retirement eligibility. Messrs. Termeer, Collier and Smith have met the retirement eligibility definition, and assuming these executive officers had terminated their employment on December 31, 2009 other than for cause, they would have been entitled to accelerated vesting of stock options. Those accelerated stock options had no intrinsic value at December 31, 2009.

        Termination following a change in control.    Under the employment agreements with Messrs. Termeer and Wirth, upon termination following a change in control of the company, by us other than for cause or disability or by Mr. Termeer or Mr. Wirth for good reason, we must:

  •
  make a lump sum severance payment of three times the sum of his annual salary and annual cash incentive;

  •
  continue life, disability, accident and health insurance coverage for three years, except to the extent comparable benefits are provided by a new employer; and

  •
  in certain circumstances, pay legal costs and relocation expenses associated with the termination.

        Under the severance agreements with Messrs. Collier, Smith, Wyzga and Dr. Meeker, upon termination of employment following a change in control of the company, by us without cause or by the named executive officer for good reason, we must:

  •
  make a lump sum severance payment of two times the sum of his annual salary and annual cash incentive;

  •
  continue life, disability, accident and health insurance coverage for two years following the date of termination, except to the extent comparable benefits are provided by a new employer;

  •
  provide outplacement services; and

  •
  in certain circumstances, pay legal costs and relocation expenses associated with such termination.

        In addition, under the terms and conditions of the named executive officers' equity awards, upon a change in control they will receive full vesting of their outstanding stock options and RSUs.

        Under the named executive officer's employment or severance agreements, as applicable, the amounts payable upon a change in control would be reduced to the extent necessary to prevent payments to each named executive officer from exceeding the limit of Section 4999 of the Code applicable to "excess parachute payments" as defined in Section 280G of the Code. Assuming the employment of our named executive officers had been terminated following a change in control of the company by us without cause or by the named executive officer for good reason on December 31, 2009, with no such reduction, they would have been entitled to the following payments:

	Lump Sum Base+Bonus ($)	Benefits ($)	Value of Accelerated Equity Awards ($)	Total(1)
Henri A. Termeer	11,087,468	356,008	8,592,286	20,035,762
Michael S. Wyzga	2,113,500	279,692	2,168,693	4,561,885
Earl M. Collier, Jr.	1,504,500	276,979	1,923,643	3,705,122
David P. Meeker	1,857,553	279,468	1,829,690	3,966,711
Sandford D. Smith	2,066,500	279,700	1,923,643	4,269,843
Peter Wirth	3,854,250	221,764	2,168,693	6,244,707

(1)
Cash payment amounts are based on the following components:

•
base pay using salary as of December 31, 2009 times the applicable multiplier;

•
annual cash incentive, calculated by taking the higher of (a) the last cash incentive paid, or (b) the average of the last two cash incentives paid, times the applicable multiplier;

•
health benefits, based on COBRA rates as of January 1, 2010;

•
life, accident and disability insurance premiums, based on current formula calculations;

•
outplacement services, using the maximum provided for in the agreements;

•
relocation services, based on most recent costs paid by us for executive relocation; and

•
legal fees, based on an estimate of average attorney rates and hours of estimated services needed.

Under the employment agreements with Messrs. Termeer and Wirth, and the severance agreements with Messrs. Wyzga, Collier, Smith and Dr. Meeker, a "change in control" would be deemed to have occurred if:

          (A)  any person, other than Genzyme or our affiliate, becomes the beneficial owner, directly or indirectly, of our securities representing 50% or more of the combined voting power of our then outstanding securities;

          (B)  during any period of 24 consecutive months, the individuals who at the beginning of such period constituted our board of directors or any individuals who would be continuing directors cease for any reason to constitute a majority of our board of directors;

          (C)  there is consummated a merger, share exchange or consolidation with any other company or the sale of all or substantially all of our assets (each, a business combination), other than (i) a business combination that would result in the Genzyme shareholders prior to the business combination continuing to hold a majority of the voting power of the surviving entity or (ii) a business combination effected to implement a recapitalization of the company where no person becomes the beneficial owner of 50% or more of the voting power of our then outstanding securities; or

          (D)  our shareholders approve a plan of complete liquidation of the company.

DIRECTOR COMPENSATION
for the year ended December 31, 2009

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)(3)	Option Awards ($)(2)(3)	All Other Compensation ($)	Total ($)
Douglas A. Berthiaume	104,000	146,650	194,292	—	444,942
Robert J. Bertolini(1)	3,333	117,373	144,129	—	264,835
Gail K. Boudreaux	76,500	146,650	194,292	—	417,442
Robert J. Carpenter	75,000	146,650	194,292	—	415,942
Charles L. Cooney	83,500	146,650	194,292	—	424,442
Victor J. Dzau	72,000	146,650	194,292	—	412,942
Sen. Connie Mack	81,000	146,650	194,292	—	421,942
Richard F. Syron	76,500	146,650	194,292	—	417,442

(1)
Mr. Bertolini was appointed to the board of directors on December 8, 2009. Mr. Whitworth was appointed to the board of directors on April 14, 2010.

(2)
The amounts reported for stock and option awards represent the grant date fair value of the awards. On May 21, 2009, under the automatic grant provisions of our 2007 Director Equity Plan, each non-employee director, except for Mr. Bertolini, was granted RSUs for 2,500 shares, and stock options to purchase 7,500 shares, of our stock. The RSUs have a grant date fair value, and stock options have an exercise price, of $58.66 per share, which was the closing price of our stock on the date of grant. On December 8, 2009, Mr. Bertolini was granted RSUs for 2,375 shares, and stock options to purchase 7,125 shares of our stock. Mr. Bertolini's RSUs have a grant date fair value, and stock options have an exercise price, of $49.42 per share, which was the closing price of our stock on December 8, 2009.

The grant date fair value of the stock options granted on May 21, 2009 was $25.91 per share and the grant date fair value of the stock options granted on December 8, 2009 was $20.23 per share, which was based on the Black-Scholes option pricing model. For a discussion of the relevant assumptions we use to calculate grant date fair value, see the sections "Accounting for Stock Based Compensation" in "Note A. Summary of Significant Accounting Policies" and "Note M. Stockholders' Equity" to our consolidated financial statements in this prospectus.

(3)
Non-employee directors had the following aggregate stock options and RSUs outstanding as of December 31, 2009:

	Stock Options	RSUs
Douglas A. Berthiaume	95,097	2,500
Robert J. Bertolini	7,125	2,375
Gail K. Boudreaux	75,000	2,500
Robert J. Carpenter	91,505	2,500
Charles L. Cooney	64,505	2,500
Victor J. Dzau	77,587	2,500
Sen. Connie Mack	83,687	2,500
Richard F. Syron	60,000	2,500

  The outstanding stock options have an average exercise price of $58.67 per share and a remaining average life of 5.8 years.

        Henri Termeer, our only employee director, does not receive any additional compensation for his service on the board of directors. Until February 2010, non-employee directors received the following cash compensation for their service on the board and its committees:

  •
  an annual retainer of $40,000, paid quarterly;

  •
  $2,500 for each board meeting they attend;

  •
  $1,500 for each committee meeting they attend;

  •
  an annual retainer of $20,000 for service as audit committee chair, paid quarterly;

  •
  an annual retainer of $10,000 for service as compensation committee chair, paid quarterly; and

  •
  an annual retainer of $10,000 for service as nominating and corporate governance committee chair, paid quarterly.

        As part of the changes implemented to strengthen the role of our lead director, the compensation committee requested its compensation consultant prepare an analysis of lead director compensation, including at our peer companies. Following a review of this analysis, the committee recommended to the board in February 2010, and the board approved, an annual retainer of $25,000, paid quarterly, for service as lead director of the company. In addition, the committee also approved an increase from $10,000 to $20,000 to the annual retainer for service as compensation committee chair.

        Non-employee directors also receive equity awards for each year (or partial year) that they serve on our board. Stock options and RSUs are granted automatically under our 2007 Director Equity Plan on the date of each annual meeting of shareholders or, in the case of directors elected other than at an annual meeting, upon election to the board. Stock options and RSUs become fully vested on the date of the next annual shareholders meeting following the date of grant, provided the director is an active member of the board at the opening of business on that date. Each stock option grant has an exercise price equal to the closing price of the stock on the date of grant and a term of ten years. RSUs are valued on the date of grant based on the closing price of our stock. The plan provides for acceleration of all unvested awards in the event of a change in control of the company.

        For 2009, the plan provided for an annual grant to each non-employee board member of (1) stock options to purchase 7,500 shares of our stock, and (2) RSUs for 2,500 shares of our stock. In August 2009, our board of directors reduced the equity portion of director compensation to 95% of existing levels, to be consistent with similar reductions made in 2009 for the company's senior management. Accordingly, the plan was amended to provide for an annual grant to each non-employee board member of (1) stock options to purchase 7,125 shares of our stock, and (2) RSUs for 2,375 shares of our stock.

        Under our Directors Deferred Compensation Plan, each director may choose to defer receipt of all or part of the cash compensation payable to him or her as a director until the year following the year his or her service as a director ends or until another date specified in advance by the director. The director can elect to defer compensation in exchange for a future payment of cash, stock or a combination of cash and stock. At the director's election, the future payments may be made in either a lump sum or annual installments for a period specified by the director, up to a maximum of five years. Amounts deferred in a cash account are credited with interest on the last day of each calendar quarter at the rate paid on 90-day Treasury bills hypothetically purchased on the first day of the calendar quarter. Amounts deferred in a stock account are treated as invested in hypothetical shares of our common stock, and the hypothetical shares are credited to the director's account on the first day of each calendar quarter based on the average closing price of our common stock for all trading days during the preceding quarter. As of December 31, 2009, five directors had accounts under the plan.

 CERTAIN RELATIONSHIPS AND RELATED PERSONS TRANSACTIONS

        We have adopted a written policy for the review and approval or ratification of transactions involving related persons. The nominating and governance committee is responsible for applying the policy with the assistance of our company secretary. Related persons can include any of our directors or executive officers, certain of our shareholders, and any of their immediate family members. Transactions covered by the policy consist of any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant; the amount involved exceeds $120,000; and in which any related person had, has or will have a direct or indirect material interest. Under the policy, certain transactions deemed not to give rise to conflicts of interest between Genzyme and a related person have a standing pre-approval, even if the aggregate amount is greater than $120,000. The chair of the nominating and governance committee has the authority to approve or ratify any related person transaction in which he or she is not involved and the aggregate amount of the transaction is expected to be less than $1 million.

        In determining whether to approve or ratify a related person transaction, the nominating and governance committee or chair of the committee is expected to take into account, among any other factors deemed appropriate, the proposed terms of the transaction, including the aggregate value and benefit to the related person; whether the related person transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances; the benefits to Genzyme of the transaction; any alternative means or transactions whereby Genzyme could obtain similar benefits; and whether the transaction is consistent with our other policies or practices that may also govern the proposed transaction. To help identify related person transactions, each year, we require our directors and officers to complete a questionnaire identifying any transactions with us in which the officer or director or their family members have an interest. We had no transactions, nor are there any currently proposed transactions in which the company was or is to be a participant, in which the amount involved exceeds $120,000 and any related person had or will have a direct or indirect material interest reportable under SEC rules.

        In addition, our Corporate Code of Conduct describes our expectation that all directors, officers and employees who may have a potential or apparent conflict of interest to notify their supervisor or our legal department. A copy of our Corporate Code of Conduct is posted under "Corporate Governance" in the "Investors" section of our Web site.

 STOCK OWNERSHIP

        The following table shows how many shares of our common stock are beneficially owned by our named executive officers, our directors and all of our executive officers and directors together as a group as of July 31, 2010. Unless otherwise noted, each director and officer has sole voting and investment power for the shares listed. The information in this table is based on filings submitted by these individuals to the SEC. There is no person known to us to be the beneficial owner of more than five percent of our outstanding shares of common stock.

	Shares of Genzyme Stock Beneficially Owned(1)	Percent of Class (%) (* Indicates less than 1%)
Henri A. Termeer(2)	3,994,102	1.6%
David P. Meeker(3)	322,750	*
Sandford D. Smith	243,341	*
Peter Wirth(4)	666,782	*
Michael S. Wyzga	428,091	*
Douglas A. Berthiaume(5)	170,303	*
Robert J. Bertolini	9,500	*
Gail K. Boudreaux	80,000	*
Steven J. Burakoff	0	*
Robert J. Carpenter	123,330	*
Charles L. Cooney(6)	76,891	*
Victor J. Dzau(7)	85,137	*
Eric J. Ende	0	*
Dennis M. Fenton	0	*
Sen. Connie Mack III	88,687	*
Richard F. Syron	65,011	*
Ralph V. Whitworth(8)	10,615,748	4.2
All officers and directors as a group (23 people)	18,434,916	7.2%

(1)
The shares listed include the following stock options exercisable and restricted stock units, or "RSUs," vesting within 60 days after July 31, 2010:

Number of Shares Subject to Stock Options and RSUs
Henri A. Termeer	3,285,174
David P. Meeker	311,379
Sandford D. Smith	222,670
Peter Wirth	651,396
Michael S. Wyzga	400,492
Douglas A. Berthiaume	95,097
Robert J. Bertolini	7,125
Gail K. Boudreaux	75,000
Robert J. Carpenter	91,505
Charles L. Cooney	64,505
Victor J. Dzau	77.587
Sen. Connie Mack III	83.687
Richard F. Syron	60.000
Ralph V. Whitworth	7,125
All officers and directors as a group (23 people)	6,810,466

(2)
The stock beneficially owned by Mr. Termeer includes 2,371 shares held by his wife and 1,256 shares held in trusts for the benefit of Mr. Termeer's children. Mr. Termeer disclaims beneficial ownership of all shares held by his wife and the trusts.

(3)
The stock beneficially owned by Dr. Meeker includes 621 shares held by his wife and 495 shares held by his children. Dr. Meeker disclaims beneficial ownership of all shares held by his wife and children.

(4)
The stock beneficially owned by Mr. Wirth includes 148 shares held in an IRA account.

(5)
The stock beneficially owned by Mr. Berthiaume includes 4,048 shares held by his wife. Mr. Berthiaume disclaims beneficial ownership of all shares held by his wife.

(6)
The stock beneficially owned by Dr. Cooney includes 7,164 shares held jointly with his wife, 240 shares held individually by his wife, 1,882 shares held by his son and 600 shares held by his grandchildren. Dr. Cooney disclaims beneficial ownership of all shares held individually by his wife, son and grandchildren.

(7)
The stock beneficially owned by Dr. Dzau includes 2,550 shares held by his wife's trust.

(8)
Mr. Whitworth is one of the principals of Relational Investors, LLC, or "RILLC." RILLC is the record owner of 100 shares and sole general partner, or the sole managing member of the general partner, of Relational Investors, L.P., Relational Fund Partners, L.P., Relational Coast Partners, L.P., RH Fund 1, L.P., RH Fund 6, L.P., Relational Investors III, L.P., Relational Investors VIII, L.P., Relational Investors IX, L.P., Relational Investors X, L.P., Relational Investors XV, L.P., Relational Investors XVI, L.P., Relational Investors XX, L.P., Relational Investors XXII, L.P., Relational Investors XXIII, L.P. and Relational Investors Alpha Fund I, L.P. These limited partnerships own a total of 7,963,166 shares. An additional 2,234,482 shares are held in accounts managed by RILLC and an additional 408,500 shares are held through co-investment arrangements with Relational Investors VIII, L.P. Mr. Whitworth disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The business address for the entities listed above is c/o Relational Investors LLC, 12400 High Bluff Drive, Suite 600, San Diego, CA 92130.

 DESCRIPTION OF THE EXCHANGE NOTES

        We issued the existing notes, and will issue the exchange notes, as two separate series of debt securities under the indenture, dated as of June 17, 2010, between us and The Bank of New York Mellon Trust Company, N.A., as trustee, as supplemented by a supplemental indenture, dated as of June 17, 2010, among us, the Subsidiary Guarantor(s) party thereto from time to time and the trustee. We may issue under this indenture an unlimited amount of our debt securities in one or more series. We refer to this indenture, as supplemented by the supplemental indenture, as the "indenture." The terms of the exchange notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. A copy of the indenture is included as an exhibit to the registration statement of which this prospectus forms a part and is available for inspection at the office of the trustee. This summary is qualified in its entirety by reference to those documents. The form and terms of the exchange notes are identical in all material respects to the form and terms of the existing notes, except that (i) upon completion of the exchange offer, the exchange notes will be registered under the Securities Act and, therefore, will bear different CUSIP/ISIN numbers than the original notes, (ii) the exchange notes will not have transfer restrictions and (iii) the holders of the exchange notes will not have registration rights or be entitled to additional interest in the event of a specified registration default. The holders of the existing notes will be entitled to receive certain additional interest in the event our exchange offer is not consummated or upon certain other conditions, all pursuant to the Registration Rights Agreement. Each of the 3.625% Senior Notes due 2015 (the "2015 exchange notes") and the 5.000% Senior Notes due 2020 (the "2020 exchange notes" and, together with the 2015 exchange notes, the "exchange notes") to be exchanged for the existing notes pursuant to the exchange offer are a separate series of debt securities to be issued under the indenture. The following description is only a summary of the material provisions of the exchange notes and the indenture. You should read the documents in their entirety because they contain additional information and they, and not this summary, define your rights as holders of the exchange notes.

        The following description is only a summary of the material provisions of the exchange notes and the indenture. You should read the documents in their entirety because they contain additional information and they, and not this summary, define your rights as holders of the exchange notes.

        For purposes of this section, references to "we," "our," "us" and other similar references include only Genzyme Corporation and not its subsidiaries.

General

        The 2015 exchange notes will be initially limited to $500,000,000 in aggregate principal amount and will mature and become due and payable, together with any accrued and unpaid interest thereon, on June 15, 2015. The 2020 exchange notes will be initially limited to $500,000,000 in aggregate principal amount and will mature and become due and payable, together with any accrued and unpaid interest thereon, on June 15, 2020. The exchange notes will be issued only in fully registered form without coupons in denominations of $2,000 and higher integral multiples of $1,000. The exchange notes will not be entitled to any sinking fund.

        We may from time to time, without the consent of the holders of the exchange notes, issue additional notes of either series having the same ranking and the same interest rate, maturity and other terms as the existing notes (if any) and exchange notes of the applicable series, except for the issue date, the public offering price and, in some cases, the first interest payment date. Any additional notes, the existing notes (if any) and the exchange notes of such series will generally constitute a single series under the indenture. No additional notes of a series may be issued if an event of default has occurred with respect to the existing notes (if any) or the exchange notes of that series.

        The 2015 exchange notes will bear interest at the annual rate of 3.625%. The 2020 exchange notes will bear interest at the annual rate of 5.000%. Interest on the exchange notes will accrue from the last interest payment date on which interest was paid on the existing notes surrendered in exchange for such exchange notes or, if no interest has been paid on the existing notes, from June 17, 2010. Interest on the exchange notes will be payable semi-annually on June 15 and December 15 of each year, commencing on December 15, 2010. Interest on the exchange notes will be paid to holders of record at the close of business on the preceding June 1 or December 1, whether or not a business day, immediately before the applicable interest payment date. The amount of interest payable on the exchange notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

        If any interest payment date or the maturity date of the exchange notes is not a business day, then the related payment of interest and/or principal payable on such date will be paid on the next succeeding business day with the same force and effect as if made on such interest payment date or maturity date and no further interest will accrue in respect of the delay. The term "business day" means any day other than a Saturday, a Sunday or any other day on which banking institutions in New York, New York, Boston, Massachusetts or the city where the corporate trust business of the Trustee is principally administered at any particular time are required or authorized to close.

Subsidiary Guarantee

        Our obligations under the exchange notes, including any repurchase obligation resulting from a change of control triggering event, will be fully and unconditionally guaranteed by one of our domestic Subsidiaries, Genzyme Therapeutic Products Limited Partnership, a Massachusetts limited partnership, which is the only Subsidiary that currently guarantees our Indebtedness under our 2006 revolving credit facility (see "Description of Other Indebtedness"). The exchange notes will also be guaranteed, on a joint and several basis, by each of our domestic Subsidiaries that becomes a guarantor under any of our credit facilities.

        The obligations of the Subsidiary Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law. By virtue of this limitation, the obligation of the Subsidiary Guarantor under its Subsidiary Guarantee could be significantly less than amounts payable with respect to the exchange notes, or the Subsidiary Guarantor may have effectively no obligation under its Subsidiary Guarantee. There is also a risk these limitations will be found by a court to be ineffective or unenforceable, subjecting the entire guarantee to avoidance under a fraudulent conveyance analysis. See "Risk Factors—Risks Related to the Exchange Notes—Because our subsidiary guarantor's liability under its guarantee may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments from some or all of the subsidiary guarantors" and "Risk Factors—Risks Related to the Exchange Notes—Fraudulent conveyance laws could void our obligations under the exchange notes or the guarantee of the subsidiary guarantor."

        Our Subsidiaries that are not Subsidiary Guarantors represented the following approximate percentages of our assets and revenues, on a consolidated basis, net of all intercompany balances and transactions:

  •
  16.7% of our consolidated assets as of March 31, 2010; and

  •
  41.0% of our consolidated total revenues for the twelve-month period ended March 31, 2010.

        The guarantee by the Subsidiary Guarantor will terminate:

  •
  upon a sale or other disposition (including by way of consolidation or merger) of the Subsidiary Guarantor or the sale or disposition of all or substantially all the assets of the Subsidiary Guarantor (other than to us or one of our Subsidiaries), or

  •
  if the Subsidiary Guarantor is released from its guarantee of our Indebtedness under our 2006 revolving credit facility and under any other credit facility into which we may enter and for which the Subsidiary Guarantor becomes a guarantor.

        The indenture provides that these provisions will be equally applicable to any additional Subsidiary Guarantees that may be given in the future.

Ranking

        The exchange notes will be our senior unsecured obligations and will rank equal in right of payment to our other existing and future Indebtedness and other liabilities that are not, by their terms, expressly subordinated in right of payment to the exchange notes. The Subsidiary Guarantee will be a senior unsecured obligation of the Subsidiary Guarantor and will rank equal in right of payment to all existing and future Indebtedness and other liabilities of the Subsidiary Guarantor that are not, by their terms, expressly subordinated in right of payment to the Subsidiary Guarantee.

        The exchange notes will be effectively subordinated to any secured obligations of ours to the extent of the value of the assets securing such obligations. The Subsidiary Guarantee will be effectively subordinated to any secured obligations of the Subsidiary Guarantor to the extent of the value of the assets securing such obligations. The indenture limits the amount of secured indebtedness that we or our Subsidiaries may incur pursuant to the covenant described under the heading "—Covenants—Limitations on Liens." This covenant is subject to important exceptions described under such heading. We currently have no material secured debt outstanding; however, our 2006 revolving credit facility is secured by a pledge of the stock of one of our Subsidiaries, a Massachusetts security corporation, which does not currently own any material assets. See "Description of Other Indebtedness."

        The exchange notes will be structurally subordinated to all existing and future obligations of our Subsidiaries that are not Subsidiary Guarantors, including claims with respect to trade payables. This means that holders of the exchange notes will have a junior position to the liabilities of our direct and indirect Subsidiaries that are not Subsidiary Guarantors. The indenture does not limit the amount of Indebtedness that our Subsidiary Guarantors or Subsidiaries that are not Subsidiary Guarantors are permitted to incur. As of March 31, 2010, the total liabilities of our Subsidiaries that are not Subsidiary Guarantors was approximately $91 million, including trade payables.

Optional Redemption

        At any time and from time to time, the exchange notes of each series are redeemable, as a whole or in part, at our option, on at least 30 days, but not more than 60 days, prior notice mailed to the registered address of each holder of the exchange notes of the applicable series, or such other notice method as determined by a resolution of our board of directors, the supplemental indenture, or a certificate executed by certain of our officers, at a redemption price, equal to the greater of:

  •
  100% of principal amount of the exchange notes to be redeemed; or

  •
  the sum of the present values of the remaining scheduled payments of interest and principal thereon (exclusive of interest accrued and unpaid to, but not including, the date of redemption) discounted to the date of redemption on a semi-annual basis, assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate (as defined below) plus 25 basis points in the case of the 2015 exchange notes and 30 basis points in the case of the 2020 exchange notes, plus, in either case, accrued and unpaid interest to, but not including, the date of redemption; provided that the principal amount of any exchange note remaining outstanding after a redemption in part shall be $2,000 or a higher integral multiple of $1,000.

        "Comparable Treasury Issue" means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the exchange notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such exchange notes.

        "Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if we are given fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

        "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us.

        "Reference Treasury Dealer" means each of Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., Banc of America Securities LLC, or their respective affiliates, which are primary U.S. Government securities dealers in The City of New York, and their respective successors plus one other primary U.S. Government securities dealer in The City of New York selected by us; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a "Primary Treasury Dealer"), we will substitute therefor another Primary Treasury Dealer.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the applicable Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by the Reference Treasury Dealers at 3:30 p.m. New York time on the third business day preceding such redemption date.

        "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the applicable Comparable Treasury Issue, assuming a price for the applicable Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the applicable Comparable Treasury Price for such redemption date.

        On and after the redemption date for the exchange notes of either series, interest will cease to accrue on the exchange notes of that series or any portion thereof called for redemption, unless we default in the payment of the redemption price. On or before the redemption date for the exchange notes of that series, we will deposit with a paying agent, or the trustee, funds sufficient to pay the redemption price of and accrued and unpaid interest on such exchange notes to be redeemed on such date. If less than all of the exchange notes of a series are to be redeemed, the exchange notes of that series to be redeemed will be selected by the trustee pro rata, by lot, or by a method that complies with applicable legal requirements.

        We will notify the trustee of the redemption price promptly after the calculation thereof and the trustee will have no responsibility for such calculation.

Offer to Purchase upon Change of Control Triggering Event

        If a Change of Control Triggering Event occurs with respect to the exchange notes of a series, unless we have exercised our option to redeem the exchange notes of such series as described above, we will be required to make an offer (the "Change of Control Offer") to each holder of the exchange notes of such series to repurchase all or any part (equal to $2,000 or a higher integral multiple of $1,000) of that holder's exchange notes of such series on the terms set forth in such exchange notes. In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of exchange notes repurchased, plus accrued and unpaid interest, if any, on the exchange notes repurchased to but not including the date of repurchase (the "Change of Control

Payment"); provided that the principal amount of any exchange note remaining outstanding after a repurchase in part shall be $2,000 or a higher integral multiple of $1,000. With respect to the exchange notes of each series, within 30 days following any Change of Control Triggering Event or, at our option, prior to any Change of Control, but after public announcement of the transaction that constitutes or may constitute the Change of Control, a notice will be mailed to holders of the exchange notes of the applicable series or provided by such other method as determined by a resolution of our board of directors, the supplemental indenture or a certificate executed by certain of our officers, describing the transaction that constitutes or may constitute the Change of Control Triggering Event and offering to repurchase the exchange notes of such series on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed or otherwise provided or, if the notice is mailed or otherwise provided prior to the Change of Control, no earlier than 30 days and no later than 60 days from the date on which the Change of Control Triggering Event occurs (the "Change of Control Payment Date"). The notice will, if mailed or otherwise provided prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on the Change of Control Triggering Event occurring on or prior to the Change of Control Payment Date.

        On the Change of Control Payment Date, we will, to the extent lawful:

  •
  accept for payment all exchange notes or portions of exchange notes properly tendered pursuant to the Change of Control Offer;

  •
  deposit with the paying agent an amount equal to the Change of Control Payment in respect of all exchange notes or portions of exchange notes properly tendered; and

  •
  deliver or cause to be delivered to the trustee the exchange notes properly accepted together with an officers' certificate stating the aggregate principal amount of exchange notes or portions of exchange notes being repurchased.

        We will not be required to make a Change of Control Offer upon the occurrence of a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and the third party repurchases all exchange notes properly tendered and not withdrawn under its offer. In addition, we will not repurchase any exchange notes if there has occurred and is continuing on the Change of Control Payment Date an event of default under the indenture, other than a default in the payment of the Change of Control Payment upon a Change of Control Triggering Event.

        We will comply in all material respects with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the exchange notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the exchange notes, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Offer provisions of the exchange notes by virtue of any such conflict.

        For purposes of the Change of Control Offer provisions of the exchange notes, the following terms will be applicable:

        "Change of Control" means the occurrence of any of the following: (1) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as that term is used in Section 13(d) of the Exchange Act) (other than us or one of our subsidiaries) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our Voting Stock or other Voting Stock into which our Voting Stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares; (2) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or more series of related transactions, of all or substantially all of our assets and the assets of our subsidiaries, taken as a whole, to one or more "persons" (as that term is used in Section 13(d) of the Exchange Act) (other than to us or one of our subsidiaries); (3) we consolidate with, or merge with or into, any "person" (as that term is used in Section 13(d) of the Exchange Act) or any such person consolidates with, or merges with or into, us, in either case, pursuant to a transaction in which any of our outstanding Voting Stock or the Voting Stock of such other person is converted into or exchanged for cash, securities or other property, other than pursuant to a transaction in which shares of our Voting Stock outstanding immediately prior to the transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving person immediately after giving effect to such transaction; (4) the adoption of a plan relating to our liquidation or dissolution or (5) the first day on which a majority of the members of our board of directors are not Continuing Directors.

        "Change of Control Triggering Event" means the occurrence of both a Change of Control and a Rating Event in respect thereof.

        "Continuing Director" means, as of any date of determination, any member of our board of directors who (1) was a member of our board of directors on June 17, 2010, (2) was nominated for election to our board of directors with the approval of a committee of the board of directors consisting of a majority of independent Continuing Directors or (3) was nominated for election, elected or appointed to such board of directors with the approval of a majority of the Continuing Directors who were members of our board of directors at the time of such nomination, election or appointment (either by a specific vote or by approval of our proxy statement in which such member was named as a nominee for election as a director).

        "Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's and BBB- (or the equivalent) by S&P, and the equivalent investment grade credit rating from any additional rating agency or Rating Agencies selected by the Company.

        "Moody's" means Moody's Investors Service, Inc., or any successor thereto.

        "Rating Agencies" means (1) each of Moody's and S&P and (2) if any of Moody's and S&P ceases to rate the exchange notes or fails to make a rating of the exchange notes publicly available for reasons outside of our control, a "nationally recognized statistical rating organization" within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by us (as certified by a resolution of our board of directors) as a replacement agency for Moody's or S&P, or both of them, as the case may be.

        "Rating Event" means (A) with respect to the 2015 exchange notes, the rating on the 2015 exchange notes is lowered by each of the Rating Agencies and the 2015 exchange notes are rated below an Investment Grade Rating by each of the Rating Agencies and (B) with respect to the 2020 exchange notes, the rating on the 2020 exchange notes is lowered by each of the Rating Agencies and the 2020 exchange notes are rated below an Investment Grade Rating by each of the Rating Agencies, in either case, on any day during the period commencing on the earlier of the date of the first public notice of the occurrence of a Change of Control or our intention to effect a specific Change of Control transaction and ending 60 days following consummation of such Change of Control (which period will be extended so long as the rating of the applicable series of exchange notes is under publicly announced consideration for a possible downgrade by any of the Rating Agencies).

        "S&P" means Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc., or any successor thereto.

        "Voting Stock" means, with respect to any specified "person" (as that term is used in Section 13(d) of the Exchange Act) as of any date, the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

        The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of our assets and the assets of our subsidiaries, taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all", there is no precise, established definition of the phrase under applicable law. Accordingly, the applicability of the requirement that we offer to repurchase the exchange notes of either series as a result of the sale, lease, transfer, conveyance or other disposition of less than all of our assets and the assets of our subsidiaries, taken as a whole, to one or more "persons" (as that term is used in Section 13(d) of the Exchange Act) (other than to us or one of our subsidiaries) may be uncertain.

Sinking Fund

        The exchange notes will not be entitled to the benefit of any sinking fund.

Covenants

Limitations on Liens

        Other than as provided under the heading "—Exempted Liens and Sale and Leaseback Transactions," we will not, and will not permit any Subsidiary of ours to, create or assume any Indebtedness secured by any Lien on any of our or their respective Properties unless the exchange notes are secured by such Lien equally and ratably with, or prior to, the Indebtedness secured by such Lien. This restriction does not apply to Indebtedness that is secured by:

  •
  Liens existing on June 17, 2010;

  •
  Liens securing only the existing notes (if any) and the exchange notes;

  •
  Liens on Property or shares of stock in respect of Indebtedness of a Person existing at the time such Person becomes a Subsidiary of ours or is merged into or consolidated with, or its assets are acquired by, us or any Subsidiary of ours (provided that such Lien was not incurred in anticipation of such transaction and was in existence prior to such transaction) so long as such Lien does not extend to any other Property and the Indebtedness so secured is not increased;

  •
  Liens to secure Indebtedness incurred for the purpose of all or any part of a Property's purchase price or cost of construction or additions, repairs, alterations, or other improvements; provided that (1) the principal amount of any Indebtedness secured by such Lien does not exceed 100% of such Property's purchase price or cost, (2) such Lien does not extend to or cover any other Property other than the Property so purchased, constructed or on which such additions, repairs, alterations or other improvements were so made, and (3) such Lien is incurred prior to or within 270 days after the acquisition of such Property or the completion of construction or such additions, repairs, alterations or other improvements and the full operation of such Property thereafter;

  •
  Liens in favor of the United States or any state thereof, or any instrumentality of either, to secure certain payments pursuant to any contract or statute;

  •
  Liens for taxes or assessments or other governmental charges or levies which are not overdue for a period exceeding 60 days unless such Liens are being contested in good faith and for which adequate reserves are being maintained, to the extent required by generally accepted accounting principles;

  •
  title exceptions, easements, licenses, leases and other similar Liens that are not consensual and that do not materially impair the use of the Property subject thereto;

  •
  Liens to secure obligations under worker's compensation laws, unemployment compensation, old-age pensions and other social security benefits or similar legislation;

  •
  Liens arising out of legal proceedings, including Liens arising out of judgments or awards;

  •
  warehousemen's, materialmen's, carrier's, landlord's and other similar Liens for sums not overdue for a period exceeding 60 days unless such Liens are being contested in good faith and for which adequate reserves are being maintained, to the extent required by generally accepted accounting principles;

  •
  Liens incurred to secure the performance of statutory obligations, surety or appeal bonds, performance or return-of-money bonds, insurance, self-insurance or other obligations of a like nature incurred in the ordinary course of business;

  •
  Liens that are rights of set-off relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness;

  •
  Liens on the assets of a special purpose subsidiary resulting from securitization transactions with respect to accounts receivable, royalties and similar assets included in such securitization transactions; or

  •
  Liens to secure any extension, renewal, refinancing or refunding (or successive extensions, renewals, refinancings or refundings), in whole or in part, of any Indebtedness secured by Liens referred to in the foregoing bullets or Liens created in connection with any amendment, consent or waiver relating to such Indebtedness, so long as such Lien does not extend to any other Property and the Indebtedness so secured does not exceed the fair market value (as determined by our board of directors) of the assets subject to such Liens at the time of such extension, renewal, refinancing or refunding, or such amendment, consent or waiver, as the case may be.

Limitation on Sale and Leaseback Transactions

        Other than as provided under the heading "—Exempted Liens and Sale and Leaseback Transactions," we will not, and will not permit any of our Subsidiaries to, enter into any Sale and Leaseback Transaction with respect to any of our or their respective Properties, the acquisition or completion of construction and commencement of full operations of which has occurred more than 270 days prior thereto, unless:

  •
  the lease is for a period not in excess of five years, including renewal rights; or

  •
  we or the Subsidiary, prior to or within 270 days after the sale of such Property in connection with the Sale and Leaseback Transaction is completed, applies the net cash proceeds of the sale of the Property leased to:

  (1)
  the retirement of the exchange notes or debt of ours ranking equally with the exchange notes or to the retirement of any debt of a Subsidiary of ours, or

  (2)
  the acquisition of different property, facilities or equipment or the expansion of our existing business, including the acquisition of other businesses.

Exempted Liens and Sale and Leaseback Transactions

        Notwithstanding the restrictions described under the headings "—Limitations on Liens" or "—Limitation on Sale and Leaseback Transactions," we or any Subsidiary of ours may create or assume any Liens or enter into any Sale and Leaseback Transactions not otherwise permitted as described above, if the sum of the following does not exceed 10% of Consolidated Total Assets:

  •
  the outstanding Indebtedness secured by such Liens (not including any Liens permitted under the heading "—Limitations on Liens" which amount does not include any Liens permitted under the provisions of this "—Exempted Liens and Sale and Leaseback Transactions" heading); plus

  •
  all Attributable Debt in respect of such Sale and Leaseback Transaction entered into (not including any Sale and Leaseback Transactions permitted under the heading "—Limitation on Sale and Leaseback Transactions" which amount does not include any Sale and Leaseback Transactions permitted under the provisions of this "—Exempted Liens and Sale and Leaseback Transactions" heading), measured, in each case, at the time such Lien is incurred or any such Sale and Leaseback Transaction is entered into by us or such Subsidiary of ours.

Future Subsidiary Guarantors

        We will cause each domestic Subsidiary that in the future guarantees any of our Indebtedness under any credit facilities into which we may enter to execute and deliver to the trustee a Subsidiary Guarantee.

Consolidation, Merger, or Conveyance

        We may merge or consolidate with another Person and may sell, transfer or lease all or substantially all of our assets to another Person if all of the following conditions are met:

  •
  The merger, consolidation or sale of assets must not cause an event of default. See "—Events of Default." An event of default for this purpose would also include any event that would be an event of default if the notice or time requirements were disregarded;

  •
  If we are not the surviving entity, the Person we would merge or consolidate with, or sell all or substantially all of our assets to, must be organized under the laws of the United States, any state thereof or the District of Columbia;

  •
  If we are not the surviving entity, the Person we would merge or consolidate with, or sell all or substantially all of our assets to, must expressly assume by supplemental indenture all of our obligations under the exchange notes and the indenture; and

  •
  We must deliver specific certification and documents to the trustee.

        The Subsidiary Guarantor may merge or consolidate with us or one of our Subsidiaries and may sell, transfer or lease all or substantially all of its assets to us or one of our Subsidiaries if all of the following conditions are met:

  •
  The merger, consolidation or sale of assets must not cause an event of default. See "—Events of Default." An event of default for this purpose would also include any event that would be an event of default if the notice or time requirements were disregarded;

  •
  If the Subsidiary Guarantor is not the surviving entity, the Person that the Subsidiary Guarantor would merge or consolidate with, or sell all or substantially all of its assets to, must be organized under the laws of the United States, any state thereof or the District of Columbia;

  •
  If the Subsidiary Guarantor or we are not the surviving entity, the Subsidiary that the Subsidiary Guarantor would merge or consolidate with, or sell all or substantially all of its assets to, must expressly assume by supplemental indenture all of the obligations of the Subsidiary Guarantor under its Subsidiary Guarantee under the exchange notes and the indenture; and

  •
  We must deliver specific certification and documents to the trustee.

        The indenture provides that these provisions will be equally applicable to any additional Subsidiary Guarantor.

Events of Default

        The term "event of default" in respect of either series of the exchange notes means any of the following:

  •
  we do not pay interest on the exchange notes of that series within 30 days of its due date whether at maturity, upon redemption or upon acceleration;

  •
  we do not pay the principal of or any premium on the exchange notes of that series on its due date;

  •
  we remain in breach of a covenant in respect of the exchange notes of that series for 60 days after we receive a written notice of default in accordance with the provisions of the indenture stating we are in breach and requiring that we remedy the breach;

  •
  an event of default under any indenture or instrument evidencing or under which we then have outstanding any Indebtedness shall occur and be continuing and either:

  (1)
  such event of default results from the failure to pay the principal of such Indebtedness in excess of $100 million at final maturity of such Indebtedness, individually or in the aggregate; or

  (2)
  as a result of such event of default the maturity of such Indebtedness shall have been accelerated so that the same shall be or become due and payable prior to the date on which the same would otherwise have become due and payable and the principal amount of such Indebtedness, together with the principal of any other Indebtedness of ours in default at final maturity, or the maturity of which has been accelerated, aggregates at least $100 million, individually or in the aggregate;

    if such Indebtedness is not discharged or acceleration is not rescinded or annulled within 10 days after written notice as provided in the indenture; or

  •
  certain events of bankruptcy, insolvency or reorganization occur with respect to us or any Subsidiary Guarantor.

        The trustee may withhold notice to the holders of exchange notes of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders.

        If an event of default (other than due to certain events in bankruptcy, insolvency or reorganization) with respect to the exchange notes of either series has occurred and has not been cured, the trustee or the holders of at least 25% in aggregate principal amount of the existing notes (if any) and exchange notes of that series may declare the entire principal amount (and premium, if any) of, and all the accrued interest on the exchange notes of that series to be due and payable. This is called a declaration of acceleration of maturity. If an event of default with respect to the exchange notes of either series occurs because of certain events in bankruptcy, insolvency or reorganization relating to us or any Subsidiary Guarantor, the principal amount of the exchange notes of that series will be automatically accelerated, without any action by the trustee or any holder thereof. Holders of a majority in aggregate principal amount of the existing notes (if any) and the exchange notes of either series may also waive certain past defaults under the indenture on behalf of all of the holders of the exchange notes of that series. A declaration of acceleration of maturity with respect to the exchange notes of either series may be canceled, under specific circumstances, by the holders of at least a majority in aggregate principal amount of the existing notes (if any) and the exchange notes of that series.

        Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any of the holders unless the holders offer the trustee protection reasonably satisfactory to it from expenses and liability called an "indemnity." If indemnity reasonably satisfactory to the trustee is provided, the holders of a majority in aggregate principal amount of the existing notes (if any) and the exchange notes of either series may, with respect to the exchange notes of that series, direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of the right, remedy or event of default.

        Before you are allowed to bypass the trustee and bring a lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the exchange notes of either series, the following must occur:

  •
  you must give the trustee written notice that an event of default with respect to the exchange notes of that series has occurred and remains uncured;

  •
  the holders of at least 25% in aggregate principal amount of the outstanding existing notes (if any) and the exchange notes of that series must make a written request that the trustee take action because of the default and must offer the trustee indemnity reasonably satisfactory to it against the cost and other liabilities of taking that action;

  •
  the trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity; and

  •
  the holders of a majority in aggregate principal amount of the existing notes (if any) and the exchange notes of that series must not have given the trustee a direction inconsistent with the above notice.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your exchange notes on or after the due date.

Waiver, Modifications, and Amendment

        We generally may modify and amend the indenture with the consent of the holders of at least a majority in aggregate principal amount of the outstanding existing notes (if any) and the exchange notes of the affected series. However, we may not make any modification or amendment without the consent of each holder of the existing notes (if any) and the exchange notes of the affected series if such action would:

  •
  change the stated maturity of, or the principal of or premium or interest on, the exchange notes;

  •
  reduce any amounts due on the exchange notes or payable upon acceleration of the maturity of the exchange notes following a default;

  •
  adversely affect any right of repayment at the holder's option;

  •
  change the place (except as otherwise described in this prospectus) or currency of payment on the exchange notes;

  •
  modify the exchange notes to subordinate the exchange notes to other indebtedness;

  •
  reduce the aggregate percentage of holders of existing notes (if any) and exchange notes whose consent is needed to modify or amend the indenture;

  •
  reduce the aggregate percentage of holders of existing notes (if any) and exchange notes whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults;

  •
  modify any other aspect of the provisions of the indenture dealing with modification and waiver except to increase the voting requirements; or

  •
  modify any Subsidiary Guarantee in a manner that would adversely affect the holders of the exchange notes.

        Except for certain specified provisions, the holders of at least a majority in aggregate principal amount of the outstanding existing notes (if any) and the exchange notes of the affected series may, on behalf of the holders of all the existing notes (if any) and the exchange notes of that series, waive our compliance with certain provisions of the indenture. The holders of a majority in aggregate principal amount of the outstanding existing notes (if any) and the exchange notes of the affected series may, on behalf of the holders of all the existing notes (if any) and exchange notes of such series, waive any past default under the indenture with respect to that series and its consequences, except a default in the payment of the principal of or premium or interest on any existing notes (if any) or exchange notes of that series or in respect of a covenant or provision which cannot be modified or amended without the consent of the holder of each outstanding existing note (if any) and exchange note of that series; provided however that the holders of a majority in aggregate principal amount of the outstanding existing notes (if any) and the exchange notes of the affected series may rescind an acceleration and its consequences, including any payment default that resulted from such acceleration.

        Notwithstanding the foregoing, without the consent of any holder of exchange notes of a series, we may amend or supplement the indenture or the exchange notes for among other reasons:

  •
  to cure any ambiguity, defect or inconsistency provided such amendment or supplement does not adversely affect the rights of any holder of exchange notes of that series;

  •
  to comply with the covenant described under the heading "—Covenants—Merger, Consolidation or Conveyance";

  •
  to appoint a successor trustee with respect to the exchange notes and to add to or change any of the provisions of the indenture necessary to provide for the administration of the trusts in the indenture by more than one trustee;

  •
  to comply with the requirements of the SEC in order to maintain the qualification of the indenture under the Trust Indenture Act of 1939;

  •
  to make any change that would not adversely affect the rights of any holder of exchange notes of that series; or

  •
  to conform the indenture or the exchange notes to the description thereof set forth in this prospectus.

Defeasance and Covenant Defeasance

        We may elect with respect to each series of exchange notes either:

  •
  defeasance, whereby we are discharged from any and all obligations with respect to that series of exchange notes, except as may be otherwise provided in the indenture; or

  •
  covenant defeasance, whereby we are released from our obligations with respect to certain covenants with respect to that series of exchange notes.

        We may do so when the following conditions have been satisfied:

  •
  we deposit with the trustee, in trust, funds sufficient to pay the entire indebtedness on the exchange notes that had not been previously delivered for cancellation, for the principal and interest to the date of the deposit (for exchange notes that have become due and payable) or to the stated maturity or the redemption date, as the case may be (for exchange notes that have not become due and payable);

  •
  we have paid or caused to be paid all other sums payable under the indenture;

  •
  we have delivered to the trustee an opinion of counsel stating that the holders of the exchange notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; and

  •
  we have delivered to the trustee an officers' certificate and opinion of counsel, each stating that all these conditions have been complied with.

Governing Law

        The indenture and the exchange notes will be governed by, and construed in accordance with, the laws of the State of New York.

Information Concerning the Trustee

        The Bank of New York Mellon Trust Company, N.A. is the trustee under the indenture and will also be the initial paying agent and registrar for the exchange notes. We may, from time to time, borrow from or maintain deposit accounts and conduct other banking transactions with The Bank of New York Mellon Trust Company, N.A. or its affiliates in the ordinary course of business.

        The indenture provides that, except during the continuance of an event of default under the indenture, the trustee under the indenture will perform only such duties as are specifically set forth in the indenture. Under the indenture, the holders of a majority in outstanding aggregate principal amount of the existing notes (if any) and the exchange notes will have the right to direct the time, method and place of conducting any proceeding or exercising any remedy available to the trustee under the indenture, subject to certain exceptions. If an event of default has occurred and is continuing, the trustee under the indenture will exercise such rights and powers vested in it under the indenture and is obligated to use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

        The indenture and provisions of the Trust Indenture Act incorporated by reference in the indenture contain limitations on the rights of the trustee under such indenture, should it become a creditor of our company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The trustee under the indenture is permitted to engage in other transactions. However, if the trustee under the indenture acquires any prohibited conflicting interest, it must eliminate the conflict or resign.

        The trustee may resign or be removed and a successor trustee may be appointed.

Definitions

        The following definitions are applicable to this section:

        "Attributable Debt" means, with respect to a Sale and Leaseback Transaction, an amount equal to the lesser of: (1) the fair market value of the property (as determined in good faith by our board of directors); and (2) the present value of the total net amount of rent payments to be made under the lease during its remaining term, discounted at the rate of interest set forth or implicit in the terms of the lease, compounded semi-annually.

        "Capitalized Lease" means any obligation of a Person to pay rent or other amounts incurred with respect to real property or equipment acquired or leased by such Person and used in its business that is required to be recorded as a capital lease in accordance with generally accepted accounting principles.

        "Consolidated Total Assets" means, with respect to any Person as of any date, the amount of total assets as shown on the consolidated balance sheet of such Person for the most recent fiscal quarter for which financial statements have been filed with the Securities and Exchange Commission, prepared in accordance with accounting principles generally accepted in the United States.

        "Indebtedness" of any Person means, without duplication (1) any obligation of such Person for money borrowed, (2) any obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, (3) any reimbursement obligation of such Person in respect of letters of credit or other similar instruments which support financial obligations which would otherwise become Indebtedness, and (4) any obligation of such Person under Capitalized Leases; provided, however, that "Indebtedness" of such Person shall not include any obligation of such Person to any Subsidiary of such Person or to any Person with respect to which such Person is a Subsidiary.

        "Lien" means any pledge, mortgage, lien, encumbrance or other security interest.

        "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof or other similar entity.

        "Property" means any property or asset, whether real, personal or mixed, or tangible or intangible.

        "Sale and Leaseback Transaction" means any arrangement with any Person providing for the leasing by us or any Subsidiary of ours of any Property that has been or is to be sold or transferred by us or such Subsidiary, as the case may be, to such Person.

        "Subsidiary" of any Person means (1) a corporation, a majority of the outstanding Voting Stock of which is, at the time, directly or indirectly, owned by such Person by one or more Subsidiaries of such Person, or by such Person and one or more Subsidiaries thereof or (2) any other Person (other than a corporation), including, without limitation, a partnership or joint venture, in which such Person, one or more Subsidiaries thereof or such Person and one or more Subsidiaries thereof, directly or indirectly, at the date of determination thereof, has at least majority ownership interest entitled to vote in the election of directors, managers or trustees thereof (or other Person performing similar functions).

        "Subsidiary Guarantee" means a guarantee of a Subsidiary Guarantor on the terms set forth in the indenture.

        "Subsidiary Guarantor" means, as of the date of this prospectus, Genzyme Therapeutic Products Limited Partnership, a Massachusetts limited partnership, and, in the future, each of our domestic Subsidiaries that then guarantees any of our Indebtedness under any credit facilities into which we may enter and any other Person that becomes a Subsidiary Guarantor pursuant to the covenant described under the heading "—Covenants—Future Subsidiary Guarantors."

Book-Entry Delivery and Settlement

Global Notes

        We will issue the exchange notes in the form of global notes in definitive, fully registered, book-entry form. The global notes will be deposited with or on behalf of the Depository Trust Company ("DTC") and registered in the name of Cede & Co., as nominee of DTC.

DTC, Clearstream and Euroclear

        Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may hold interests in the global notes through DTC (in the United States), Clearstream Banking, société anonyme, Luxembourg, or "Clearstream," or Euroclear Bank S.A./N.V., as operator of the Euroclear System, or "Euroclear," in Europe, either directly if they are participants in such systems or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream's and Euroclear's names on the books of their U.S. depositaries, which in turn will hold such interests in customers' securities accounts in the U.S. depositaries' names on the books of DTC.

        DTC has advised us as follows:

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  DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Exchange Act.

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  DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, hereby eliminating the need for physical movement of securities certificates.

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  Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

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  DTC is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.

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  Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

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  The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

        Clearstream has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between its customers through electronic book-entry changes in accounts of its customers, thereby eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Section. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream customer either directly or indirectly.

        Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./ N.V., or the "Euroclear Operator," under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation, or the "Cooperative." All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers, and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

        The Euroclear Operator has advised us that it is licensed by the Belgian Banking and Finance Commission to carry out banking activities on a global basis. As a Belgian bank, it is regulated and examined by the Belgian Banking and Finance Commission.

        We have provided the descriptions of the operations and procedures of DTC, Clearstream and Euroclear in this prospectus supplement solely as a matter of convenience. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. Neither we nor the trustee take any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream and Euroclear or their participants directly to discuss these matters.

        We expect that under procedures established by DTC:

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  upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants with portions of the principal amounts of the global notes; and

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  ownership of the exchange notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

        The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the exchange notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in exchange notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC's system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

        So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the exchange notes represented by that global note for all purposes under the indenture and under the exchange notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have exchange notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated exchange notes and will not be considered the owners or holders thereof under the indenture or under the exchange notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of exchange notes under the indenture or a global note.

        Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of exchange notes by DTC, Clearstream or Euroclear, or for maintaining, supervising or reviewing any records of those organizations relating to the exchange notes.

        Payments on the exchange notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the exchange notes represented by a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.

        Distributions on the exchange notes held beneficially through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

        Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

        Distributions on the exchange notes held beneficially through Euroclear will be credited to the cash accounts of its participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

Clearance and Settlement Procedures

        Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between Clearstream customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear, as applicable, and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

        Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by the U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving the exchange notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to their U.S. depositaries.

        Because of time-zone differences, credits of the exchange notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in the exchange notes settled during such processing will be reported to the relevant Clearstream customers or Euroclear participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of the exchange notes by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

        Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures to facilitate transfers of the exchange notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Certificated Exchange Notes

        We will issue certificated exchange notes to each person that DTC identifies as the beneficial owner of the exchange notes of a series represented by a global note upon surrender by DTC of the global note if:

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  DTC notifies us that it is no longer willing or able to act as a depositary for such global note or ceases to be a clearing agency registered under the Exchange Act, and we have not appointed a successor depositary within 90 days of that notice or becoming aware that DTC is no longer so registered;

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  an event of default has occurred and is continuing and DTC requests the issuance of certificated exchange notes; or

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  we determine not to have the exchange notes of such series represented by a global note.

        Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the exchange notes. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the certificated exchange notes to be issued.

DESCRIPTION OF OTHER INDEBTEDNESS

Notes Payable

        We assumed a $10.0 million note payable in July 2005 in connection with our acquisition of Equal Diagnostics. This note bears interest at 3.86% and is payable to three former shareholders of Equal Diagnostics over eight years in equal annual installments of $1.3 million. Amounts outstanding under this note rank pari passu in right of payment to the existing notes and the exchange notes.

Revolving Credit Facility

        In July 2006, we entered into a five-year $350.0 million senior revolving credit facility with JPMorgan Chase Bank, N.A., as administrative agent, Bank of America, N.A., as syndication agent, ABN AMRO Bank N.V., Citizens Bank of Massachusetts and Wachovia Bank, National Association, as co-documentation agents, and a syndicate of lenders, which we refer to as our 2006 revolving credit facility. The proceeds of loans under our 2006 revolving credit facility can be used to finance working capital needs and for general corporate purposes. We may request that our 2006 revolving credit facility be increased at any time by up to an additional $350.0 million in the aggregate, subject to the agreement of the lending banks, as long as no default or event of default has occurred or is continuing and certain other customary conditions are satisfied. Borrowings under our 2006 revolving credit facility will bear interest at various rates depending on the nature of the loan.

        As of March 31, 2010, we had approximately $11 million of outstanding standby letters of credit issued against our 2006 revolving credit facility and no borrowings, resulting in approximately $339 million of available credit thereunder. Our 2006 revolving credit facility matures July 14, 2011, and its terms include various covenants, including financial covenants that require us to meet minimum interest coverage ratios and maximum leverage ratios. As of March 31, 2010, we were in compliance with these covenants.

        Amounts owed under our 2006 revolving credit facility are guaranteed by one of our subsidiaries and rank pari passu in right of payment to the existing notes and the exchange notes. Our 2006 revolving credit facility is also secured by a pledge of the stock of one of our subsidiaries, a Massachusetts security corporation, which does not currently own any material assets. As a general matter, any domestic subsidiary with total assets in excess of 5% of our consolidated total assets must guarantee our obligations under our 2006 revolving credit facility, and at all times our and our subsidiary guarantors' consolidated total assets must be at least 80% of our and our domestic subsidiaries' consolidated total assets, in each case subject to various exceptions more fully described in our 2006 revolving credit facility. The foregoing description is qualified in its entirety by reference to the full text of our 2006 revolving credit facility agreement, which is filed as exhibit 10.27 to the registration statement of which this prospectus forms a part.

 PLAN OF DISTRIBUTION

        Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for existing notes where such existing notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until                  , 2010, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

        We will not receive any proceeds from any sale of the exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the existing notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the exchange notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

 CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

        Below is a discussion of certain material United States federal income tax consequences to U.S. Holders and Non-U.S. Holders (each as defined below) relating to the exchange of existing notes for exchange notes pursuant to the exchange offer (the "Exchange") and the ownership and disposition of exchange notes. This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations thereunder, current administrative rulings, judicial decisions and other applicable authorities, and such authorities may be repealed, revoked or modified so as to result in federal income tax consequences different from those discussed below. No ruling from the Internal Revenue Service (the "IRS") has been or is expected to be sought on any of the issues discussed below, and there can be no assurance that the IRS will concur with the conclusions reached herein. Furthermore, this discussion does not address the tax consequences arising under the tax laws of any state, locality or foreign jurisdiction.

        This discussion assumes that the existing notes and exchange notes are both held as "capital assets" within the meaning of Section 1221 of the Code. It does not purport to deal with all aspects of United States federal income taxation that may be relevant to holders of the existing notes or exchange notes in light of their personal investment circumstances, nor does it purport to deal with all United States federal income tax considerations applicable to certain types of holders subject to special treatment under federal income tax law (e.g., banks, financial institutions, partnerships or other pass-through entities, expatriates or former long-term residents of the United States, holders subject to the alternative minimum tax, individual retirement accounts or other tax-deferred accounts, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, insurance companies, real estate investment trusts, regulated investment companies, persons that hold the existing notes or exchange notes as a position in a "straddle," or as part of a synthetic security or "hedge," "conversion transaction," "constructive sale" or other integrated investment, persons that have a "functional currency" other than the U.S. dollar, Non-U.S. Holders, except as described below, and tax-exempt organizations). Further, this discussion assumes (i) that the existing notes are treated for tax purposes as not being issued with original issue discount, or "OID"), (ii) that the exchange notes were acquired at their initial issuance for an amount of cash equal their issue price, and (iii) addresses only tax consequences to investors that exchange their existing notes for exchange notes in the Exchange.

        If an entity that is classified as a partnership for United States federal income tax purposes holds the existing notes or exchange notes or participates in the Exchange, the tax treatment of its partners will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for United States federal income tax purposes and persons holding the existing notes or exchange notes, or participates in the Exchange, through a partnership or other entity classified as a partnership for United States federal income tax purposes are urged to consult their own tax advisors.

        For purposes of this discussion, the term "U.S. Holder" means a beneficial owner that is for United States federal income tax purposes: (i) an individual citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to federal income taxation regardless of its source, (iv) a trust if either (A) a court within the United States is able to exercise primary jurisdiction over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust, or (B) the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person or (v) a person otherwise subject to United States federal income taxation on its worldwide income. As used herein, the term "Non-U.S. Holder" means a beneficial owner that is for federal income tax purposes an individual, corporation, estate or trust and is not a U.S. Holder.

        TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE IRS, YOU ARE HEREBY NOTIFIED THAT ANY DISCUSSION OF FEDERAL TAX ISSUES CONTAINED HEREIN (I) IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN AND (II) IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE CODE. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

        PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF PARTICIPATING IN THE EXCHANGE AND THE OWNERSHIP AND DISPOSITION OF THE EXCHANGE NOTES, INCLUDING THE APPLICABILITY OF ANY FEDERAL, STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS OR INTERPRETATIONS THEREUNDER.

Taxation of U.S. Holders

  Treatment of the Exchange

        The exchange of an existing note for an exchange note by a U.S. Holder pursuant to the Exchange will not constitute a taxable exchange for U.S. federal income tax purposes. A U.S. Holder will not recognize any gain or loss upon the receipt of an exchange note for an existing note and a U.S. Holder will be required to continue to include interest (and OID) on the exchange note in gross income in the same manner as for an existing note. A U.S. Holder's holding period for an exchange note will include the holding period for the existing note exchanged therefor, and such U.S. Holder's basis in the exchange note immediately after the Exchange will be the same as such U.S. Holder's basis in such existing note immediately before the Exchange.

  Interest

        This discussion assumes that the existing notes are treated for tax purposes as not being issued with OID for U.S. federal income tax purposes. Accordingly, following the Exchange, stated interest on an exchange note generally will be taxable to a U.S. Holder as ordinary interest income at the time such amounts are accrued or received, in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes.

        In certain circumstances, the Issuer may be obligated to pay a holder additional amounts in excess of stated interest or principal on the exchange notes and/or to pre-pay all or a portion of the exchange notes. Because the Issuer believes the likelihood that it will make any such payments is remote, the Issuer does not intend to take such potential payments into account in determining the yield to maturity of the exchange notes. The Issuer's determination that these contingencies are remote is binding on a U.S. Holder, unless the holder discloses a contrary position in the manner required by applicable Treasury regulations. If any additional amounts are in fact paid, U.S. Holders will be required to recognize such amounts as income. In addition, if the Issuer exercises its option to repurchase the exchange notes prior to the maturity date, the yield on such notes may be greater than it would otherwise be. Under special rules governing this type of unconditional option, the Issuer will be deemed not to exercise this option, and the possibility of this increased yield will not affect the amount and timing of interest income or OID you recognize in advance of such events. In the event the Issuer makes additional payments on the exchange notes, or if the IRS takes the position that the likelihood of certain of the payments described above was not remote, it would affect the amount and timing of the income recognized by a U.S. Holder.

        The remainder of this discussion assumes the Issuer's determinations described above are correct. U.S. Holders should consult their tax advisors as to the tax considerations relating to the contingent payments and optional redemption rights described above.

  Market Discount

        In general, the existing notes will have "market discount" if such notes were acquired after their original issuance at a discount of more than a de minimis amount to their adjusted issue price. Market discount generally will be treated as accruing on a straight line basis over the term of the exchange notes or, at the holder's election, under a constant yield method. If the constant yield election is made, it may not be revoked. U.S. Holders of existing notes that have accrued market discount in such notes will carry over that market discount to the exchange notes received in the Exchange.

        A U.S. Holder may elect to include market discount in income as it accrued over the remaining term of the exchange notes. Once made, this accrual election applies to all market discount obligations acquired by the holder on or before the first taxable year to which the election applies and may not be revoked without the consent of the IRS. A U.S. Holder's tax basis in an exchange note will be increased by the amount of market discount included in such holder's income under this election. If a U.S. Holder does not elect to include accrued market discount in income over the remaining term of the exchange notes, the holder may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the exchange note until maturity or a taxable disposition of the exchange note.

        If an exchange note is treated as including market discount, the U.S. Holder will be required to treat any gain recognized on its disposition as ordinary income to the extent of the accrued market discount not previously included in income. If the holder disposes of the exchange note in certain otherwise nontaxable transactions, the holder will be required to include accrued market discount in income as ordinary income as if the holder sold the property at its then fair market value.

  Amortizable Bond Premium

        A U.S. Holder who acquired existing notes at a premium after the initial issuance (i.e., the excess of the holder's adjusted tax basis over the note's stated redemption price at maturity) will carryover that premium to the exchange notes acquired in the Exchange. A US. Holder generally may elect to amortize that premium ("amortizable bond premium") from the acquisition date to the note's maturity date under a constant yield method based on the note's payment period. Amortizable bond premium is treated as an offset to interest income on the exchange notes and not as a separate deduction. The election to amortize bond premium, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If such an election to amortize bond premium is not made, a U.S. Holder must include all amounts of taxable interest in income without reduction for such premium, and may receive a tax benefit from the premium only in computing such U.S. Holder's gain or loss upon a disposition of an exchange note.

  Sale, Exchange or Retirement of the Exchange Notes

        Subject to the discussion of market discount above, upon the sale, exchange or retirement of an exchange note, a U.S. Holder will recognize gain or loss equal to the difference between the sum of cash plus the fair market value of any property received (other than any amount received attributable to accrued but unpaid stated interest on the exchange note not previously included in income, which will be taxable as ordinary income) and the U.S. Holder's adjusted tax basis in such note. A U.S. Holder's initial tax basis in the exchange note immediately after the Exchange will be the same as such U.S. Holder's basis in the existing note exchanged therefor and such tax basis will be increased by any amount includible in income as OID and accrued market discount (if current inclusion is elected as described in more detail above) and decreased the amount of any premium amortized by the holder and by payments from the Issuer other than qualified stated interest. Such gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if, at the time of such sale, exchange or retirement, the exchange note has been held by the U.S. Holder for more than one year (determined, as described above, by including the holding period of the existing note exchanged therefor). Long-term capital gains of an individual taxpayer may be taxed at a preferential rate. The deductibility of any net capital loss realized by a U.S. Holder on the sale, exchange or retirement of a exchange note is subject to limitations.

  Information Reporting and Backup Withholding

        In general, information reporting requirements will apply to certain payments of principal of, and interest on, a exchange note, and the proceeds of redemption or repurchase of an exchange note before maturity, to U.S. Holders other than certain exempt recipients such as corporations. Backup withholding will generally apply to a U.S. Holder (other than an exempt recipient, such as a corporation) if such U.S. Holder: (i) fails to provide a correct taxpayer identification number (which, for an individual, would generally be his or her social security number) in the manner required, (ii) fails to report interest and dividend income in full or (iii) fails to certify that the holder is exempt from withholding. Under current law, the backup withholding rate is 28% through 2010, and 31% thereafter.

        Backup withholding is not an additional tax. Any amounts withheld from payments to a U.S. Holder under the backup withholding rules will be allowed as a credit against such holder's United States federal income tax liability and may entitle the holder to a refund; provided that the required information is timely furnished to the IRS. U.S. Holders should consult their own tax advisors regarding the application of backup withholding in their particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

Taxation of Non-U.S. Holders

        The rules governing United States federal income taxation of Non-U.S. Holders are complex. Non-U.S. Holders should consult with their own tax advisors to determine the effect of United States federal, state, local and foreign income tax laws, as well as treaties, with regard to participating in the Exchange and investing in the exchange notes, including any reporting requirements.

  Exchange Offer

        As discussed above with respect to U.S. Holders, the exchange of an existing note for an exchange note pursuant to the Exchange should not constitute a taxable exchange for U.S. federal income tax purposes for a beneficial owner of existing notes that is a Non-U.S. Holder.

  Interest

        Subject to the discussion below concerning prepayment and backup withholding, payments of interest (including OID), principal and premium, if any, on the exchange notes to any Non-U.S. Holder generally will not be subject to United States federal income or income withholding tax; provided that, in the case of interest (or OID), (i) the interest (or OID) is not effectively connected with such Non-U.S. Holder's conduct of a trade or business in the United States, (ii) such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of the Issuer, (iii) such Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to the Issuer within the meaning of Section 881(c)(3)(C) of the Code and (iv) such Non-U.S. Holder is not a bank receiving interest (or OID) described in Section 881(c)(3)(A) of the Code; provided that, in all cases, the certification requirement described in the next sentence has been fulfilled with respect to the beneficial owner. The certification requirement referred to above will be fulfilled if either (A) the Non-U.S. Holder provides to the Issuer or its paying agent an IRS Form W-8BEN (or successor form), signed under penalties of perjury, that includes such holder's name and address and a certification as to its non-U.S. status, or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business holds the exchange notes on behalf of the beneficial owner and provides a statement to the Issuer or its paying agent, signed under penalties of perjury, in which the organization, bank or financial institution certifies that it has received an IRS Form W-8BEN (or successor form) from the Non-U.S. Holder or from another financial institution acting on behalf of such holder and furnishes the Issuer or its paying agent with a copy thereof and otherwise complies with the applicable IRS requirements. Other methods may be available to satisfy the certification requirements described above, depending on the circumstances applicable to the Non-U.S. Holder.

        The gross amount of payments of interest (and OID) that do not qualify for the exception from withholding described above (the "portfolio interest exemption") will be subject to United States federal income withholding tax at a rate of 30% unless (i) the Non-U.S. Holder provides a properly completed IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under an applicable tax treaty or (ii) such interest (or OID) is effectively connected with the conduct of a United States trade or business by such Non-U.S. Holder and the holder provides a properly completed IRS Form W-8ECI (or successor form).

        If interest or other income received with respect to an exchange note is effectively connected with a United States trade or business conducted by a Non-U.S. Holder, the Non-U.S. Holder generally will be subject to United States federal income tax on such interest or other income in the same manner as if it were a U.S. Holder, unless an applicable treaty provides otherwise. In addition, if the Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless reduced or eliminated by an applicable tax treaty. Even though such effectively connected income is subject to income tax, and may be subject to the branch profits tax, it is not subject to income withholding tax if the Non-U.S. Holder satisfies the certification requirements described above.

        If the Issuer exercises its option or is required to prepay the exchange notes, the Issuer may be required to make additional payments to holders of such notes. Such payments may be treated as interest (or OID), subject to the rules described above, as gain realized on the sale, exchange or other disposition of an exchange note, or as other income subject to United States federal withholding tax. Non-U.S. Holders should consult their own tax advisors as to the tax considerations relating to debt instruments that provide for one or more contingent payments, in particular as to the availability of the portfolio interest exemption, and the ability of Non-U.S. Holders to claim the benefits of income tax treaty exemptions from United States withholding tax on interest, in respect of any such additional payments.

  Recent Legislation

        The recently enacted Hiring Incentives to Restore Employment Act (the "Hire Act") modifies some of the withholding, information reporting and certification rules above with respect to certain Non-US Holders who fail to comply with the Hire Act's new reporting and disclosure obligations. If applicable, additional withholding could apply to most types of U.S. source payments (including payments of interest and OID) to certain Non-U.S. Holders after December 31, 2012 . However, the Hire Act contains an exception that provides that withholding tax will not apply to payments made on debt instruments that are outstanding on March 18, 2012. It is possible that payments to Non-U.S. Holders on the exchange notes would not be subject to additional withholding under these new rules. Nonetheless, because the Hire Act is new and the U.S. Treasury has broad authority to interpret the new rules and promulgate regulations, Non-U.S. Holders should consult their tax advisors concerning the rules in the Hire Act that may be relevant to their investment in the exchange notes.

  Sale, Exchange or Disposition of the Exchange Notes

        Subject to the discussion below concerning backup withholding, a Non-U.S. Holder will not be subject to United States federal income tax on gain realized on the sale, exchange or other disposition of an exchange note, unless (i) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met, (ii) such gain represents accrued but unpaid stated interest not previously included in income, in which case the rules regarding interest would apply or (iii) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment maintained by such Non-U.S. Holder.

        If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such Non-U.S. Holder's capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition. If the third exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain in the same manner as a U.S. Holder, unless otherwise provided in an applicable income tax treaty, and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

  Information Reporting and Backup Withholding

        Under current United States federal income tax law, backup withholding tax generally will not apply to payments of interest by the Issuer or its paying agent on an exchange note if the certifications described under "—Taxation of Non-U.S. Holders—Interest" are received; provided that the Issuer or its paying agent, as the case may be, does not have actual knowledge or reason to know that the payee is a U.S. Holder.

        Payments on the sale, exchange or other disposition of an exchange note made to or through a foreign office of a broker will be subject to information reporting to the IRS if such broker is for United States federal income tax purposes (i) a U.S. person, (ii) a controlled foreign corporation, (iii) a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period or (iv) a foreign partnership with certain connections to the United States, unless the broker has in its records documentary evidence that the beneficial owner is not a U.S. person and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that a foreign broker is required to report if the broker has actual knowledge that the payee is a U.S. person. Payments to or through the U.S. office of a broker will be subject to backup withholding and information reporting unless the holder certifies, under penalties of perjury, that it is not a U.S. person (and the broker does not have actual knowledge or reason to know that the payee is a U.S. person), or the payee otherwise establishes an exemption.

        Backup withholding is not an additional tax. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such holder's U.S. federal income tax liability and may entitle such holder to a refund; provided that the required information is furnished to the IRS. Non-U.S. Holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

 LEGAL MATTERS

        The validity of the exchange notes and the guarantee offered hereby will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts.

EXPERTS

        The financial statements as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) as of December 31, 2009 included in this Prospectus have been so included in reliance on the report (which contains an explanatory paragraph on the effectiveness of internal control over financial reporting relating to the acquisition of the commercial and development rights from Bayer) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy any materials that we file with the SEC at its Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) 732-0330. Our filings are also available to the public from the Internet website maintained by the SEC at http://www.sec.gov.

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

(Unaudited, amounts in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Revenues:
Net product sales	$974,922	$1,115,425	$1,946,547	$2,152,669
Net service sales	103,589	105,693	205,504	207,192
Research and development revenue	928	7,392	1,861	17,520

Total revenues	1,079,439	1,228,510	2,153,912	2,377,381

Operating costs and expenses:
Cost of products sold	301,644	288,899	581,383	524,461
Cost of services sold	66,524	61,624	132,396	121,874
Selling, general and administrative	402,535	354,128	955,845	672,089
Research and development	225,558	210,522	446,488	417,447
Amortization of intangibles	67,891	63,945	138,875	121,543
Contingent consideration expense	10,021	9,090	72,570	9,090

Total operating costs and expenses	1,074,173	988,208	2,327,557	1,866,504

Operating income (loss)	5,266	240,302	(173,645)	510,877

Other income (expenses):
Equity in loss of equity method investments	(870)	—	(1,567)	—
Losses on investments in equity securities, net	(31,562)	(105)	(31,399)	(681)
Gain on acquisition of business	—	24,159	—	24,159
Other	356	(2,056)	(246)	(3,035)
Investment income	3,084	4,144	6,384	9,494

Total other income (expenses)	(28,992)	26,142	(26,828)	29,937

Income (loss) before income taxes	(23,726)	266,444	(200,473)	540,814
Benefit from (provision for) income taxes	19,953	(78,870)	81,752	(157,754)

Net income (loss)	$(3,773)	$187,574	$(118,721)	$383,060

Net income (loss) per share:
Basic	$(0.01)	$0.69	$(0.45)	$1.42

Diluted	$(0.01)	$0.68	$(0.45)	$1.39

Weighted average shares outstanding:
Basic	265,270	269,958	265,760	270,406

Diluted	265,270	274,852	265,760	276,225

The accompanying notes are an integral part of these unaudited, consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

(Unaudited, amounts in thousands, except par value amounts)

	June 30, 2010	December 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	$681,807	$742,246
Short-term investments	152,706	163,630
Accounts receivable, net	890,244	899,731
Inventories	594,112	608,022
Other current assets	193,445	210,747
Deferred tax assets	183,698	178,427

Total current assets	2,696,012	2,802,803
Property, plant and equipment, net	2,846,148	2,809,349
Long-term investments	139,641	143,824
Goodwill	1,403,639	1,403,363
Other intangible assets, net	1,963,429	2,313,262
Deferred tax assets-noncurrent	522,311	376,815
Investments in equity securities	74,227	74,438
Other noncurrent assets	118,492	136,870

Total assets	$9,763,899	$10,060,724

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$130,323	$189,629
Accrued expenses	939,516	696,223
Deferred revenue	34,288	24,747
Current portion of contingent consideration obligations	155,898	161,365
Current portion of long-term debt and capital lease obligations	8,510	8,166

Total current liabilities	1,268,535	1,080,130
Long-term debt and capital lease obligations	1,105,956	116,434
Deferred revenue-noncurrent	12,338	13,385
Long-term contingent consideration obligations	821,311	853,871
Other noncurrent liabilities	80,354	313,252

Total liabilities	3,288,494	2,377,072

Commitments and contingencies
Stockholders' equity:
Preferred stock, $0.01 par value	—	—
Common stock, $0.01 par value	2,531	2,657
Additional paid-in capital	5,068,602	5,688,741
Share purchase contract	(200,000)	—
Accumulated earnings	1,551,375	1,670,096
Accumulated other comprehensive income	52,897	322,158

Total stockholders' equity	6,475,405	7,683,652

Total liabilities and stockholders' equity	$9,763,899	$10,060,724

The accompanying notes are an integral part of these unaudited, consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited, amounts in thousands)

	Six Months Ended June 30,
	2010	2009
Cash Flows from Operating Activities:
Net income (loss)	$(118,721)	$383,060
Reconciliation of net income (loss) to cash flows from operating activities:
Depreciation and amortization	246,036	208,515
Stock-based compensation	92,390	109,831
Provision for bad debts	12,431	10,808
Contingent consideration expense	72,570	9,090
Equity in loss of equity method investments	1,567	—
Gain on acquisition of business	—	(24,159)
Losses on investments in equity securities, net	31,399	681
Deferred income tax benefit	(62,917)	(50,632)
Tax benefit from employee stock-based compensation	28,392	9,239
Excess tax benefit from (provision for) stock-based compensation	5,372	(4,424)
Other	3,314	4,068
Increase (decrease) in cash from working capital changes (excluding impact of acquired assets and assumed liabilities):
Accounts receivable	(71,630)	(106,901)
Inventories	(47,156)	21,795
Other current assets	(20,504)	(903)
Accounts payable, accrued expenses and deferred revenue	132,615	30,278

Cash flows from operating activities	305,158	600,346

Cash Flows from Investing Activities:
Purchases of investments	(175,816)	(64,394)
Sales and maturities of investments	187,220	150,739
Purchases of equity securities	(4,030)	(7,363)
Proceeds from sales of investments in equity securities	4,134	1,473
Purchases of property, plant and equipment	(330,298)	(318,324)
Investments in equity method investment	(1,466)	—
Acquisitions	—	(117,073)
Purchases of other intangible assets	(6,155)	(18,345)
Other	(7,661)	(5,198)

Cash flows from investing activities	(334,072)	(378,485)

Cash Flows from Financing Activities:
Proceeds from issuance of common stock	58,362	53,508
Repurchases of our common stock	(800,000)	(107,134)
Payments under shares purchase contract	(200,000)	—
Excess tax benefits from (provision for) stock-based compensation	(5,372)	4,424
Proceeds from issuance of debt, net	994,387	—
Payments of debt and capital lease obligations	(4,549)	(4,305)
Increase (decrease) in bank overdrafts	23,851	(14,303)
Payment of contingent consideration obligation	(61,336)	—
Other	939	3,660

Cash flows from financing activities	6,282	(64,150)

Effect of exchange rate changes on cash	(37,807)	2,113

Increase (decrease) in cash and cash equivalents	(60,439)	159,824
Cash and cash equivalents at beginning of period	742,246	572,106

Cash and cash equivalents at end of period	$681,807	$731,930

Supplemental disclosures of non-cash transactions:
Strategic Transactions—Note 6.
Goodwill and Other Intangible Assets—Note 8.
Long-Term Debt—Note 11.

The accompanying notes are an integral part of these unaudited, consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES

Notes to Unaudited, Consolidated Financial Statements

1. Description of Business

        We are a global biotechnology company dedicated to making a major impact on the lives of people with serious diseases. Our products and services are focused on rare inherited disorders, kidney disease, orthopaedics, cancer, transplant and immune disease, and diagnostic testing. Our commitment to innovation continues today with a substantial development program focused on these fields, as well as multiple sclerosis, or MS, cardiovascular disease, neurodegenerative diseases, and other areas of unmet medical need.

        We are organized into five financial reporting units, which we also consider to be our reporting segments:

  •
  Personalized Genetic Health, which develops, manufactures and distributes therapeutic products with a focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, or LSDs, and cardiovascular disease. The unit derives substantially all of its revenue from sales of Cerezyme, Fabrazyme, Myozyme, Aldurazyme and Elaprase and royalties earned on sales of Welchol;

  •
  Renal and Endocrinology, which develops, manufactures and distributes products that treat patients suffering from renal diseases, including chronic renal failure, and endocrine and immune-mediated diseases. The unit derives substantially all of its revenue from sales of Renagel/Renvela (including sales of bulk sevelamer), Hectorol and Thyrogen;

  •
  Biosurgery, which develops, manufactures and distributes biotherapeutics and biomaterial-based products, with an emphasis on products that meet medical needs in the orthopaedics and broader surgical areas. The unit derives substantially all of its revenue from sales of Synvisc/Synvisc-One and the Sepra line of products;

  •
  Hematology and Oncology, which develops, manufactures and distributes products for the treatment of cancer, the mobilization of hematopoietic stem cells and the treatment of transplant rejection and other hematologic and auto-immune disorders. The unit derives substantially all of its revenue from sales of Mozobil, Thymoglobulin, Clolar, Campath, Fludara and Leukine; and

  •
  Multiple Sclerosis, which is developing products, including alemtuzumab, for the treatment of MS and other auto-immune disorders.

        Effective January 1, 2010, based on changes in how we review our business, we re-allocated certain of our business units among our segments and adopted new names for certain of our reporting segments. Specifically:

  •
  our former Genetic Diseases reporting segment is now referred to as "Personalized Genetic Health," or "PGH," and now includes our cardiovascular business unit, which previously was reported under the caption "Cardiometabolic and Renal," and our Welchol product line, which previously was reported as part of our pharmaceuticals intermediates business unit under the caption "Other;"

  •
  our former Cardiometabolic and Renal reporting segment is now referred to as "Renal and Endocrinology" and now includes the assets that formerly comprised our immune-mediated diseases business unit, which previously was reported under the caption "Other," but no longer includes our cardiovascular business unit; and

  •
  our former Hematologic Oncology segment is now referred to as "Hematology and Oncology" and now includes our transplant business unit, which previously was reported under the caption

GENZYME CORPORATION AND SUBSIDIARIES

Notes to Unaudited, Consolidated Financial Statements (Continued)

1. Description of Business (Continued)

    "Other," but no longer includes our MS business unit, which is now reported as a separate reporting segment called "Multiple Sclerosis."

        We report the activities of the following business units under the caption "Other": our genetic testing business unit, which provides testing services for the oncology, prenatal and reproductive markets; and our diagnostic products and pharmaceutical intermediates business units. These operating segments did not meet the quantitative threshold for separate segment reporting.

        We report our corporate, general and administrative operations and corporate science activities under the caption "Corporate."

        We have revised our 2009 segment disclosures to conform to our 2010 presentation.

        In May 2010, we announced that we plan to pursue strategic alternatives for our genetic testing, diagnostic products and pharmaceutical intermediates business units. Possible alternatives include divestiture, spin-out or management buy-out. Our genetic testing business unit had revenue of approximately $371 million for the year ended December 31, 2009 and approximately $183 million for the six months ended June 30, 2010. Our diagnostic products business unit had revenue of approximately $167 million for the year ended December 31, 2009 and approximately $76 million for the six months ended June 30, 2010. Revenue from our pharmaceutical intermediates business unit for the same periods was significantly less in comparison.

2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

        Our unaudited, consolidated financial statements for each period include the statements of operations, balance sheets and statements of cash flows for our operations taken as a whole. We have eliminated all intercompany items and transactions in consolidation. We have reclassified certain 2009 data to conform to our 2010 presentation. We prepare our unaudited, consolidated financial statements following the requirements of the SEC for interim reporting. As permitted under these rules, we condense or omit certain footnotes and other financial information that are normally required by accounting principles generally accepted in the United States, or U.S. GAAP.

        These financial statements include all normal and recurring adjustments that we consider necessary for the fair presentation of our financial position and results of operations. Since these are interim financial statements, you should also read our audited, consolidated financial statements and notes included in this prospectus. Revenues, expenses, assets and liabilities can vary from quarter to quarter. Therefore, the results and trends in these interim financial statements may not be indicative of results for future periods. The balance sheet data as of December 31, 2009 that is included in the unaudited, consolidated financial statements in this prospectus was derived from our audited financial statements but does not include all disclosures required by U.S. GAAP.

        Our unaudited, consolidated financial statements for each period include the accounts of our wholly owned and majority owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. We account for our investments in entities not subject to consolidation using the equity method of accounting if we have a substantial ownership interest (20% to 50%) in or exercise significant influence over the entity. Our consolidated net income (loss) includes our share of the earnings or losses of these entities. From January 1, 2008 to December 31, 2009 we consolidated the results of BioMarin/Genzyme LLC, an entity we formed with BioMarin Pharmaceutical Inc., or BioMarin, in 1998, because we determined that we were the primary beneficiary of BioMarin/Genzyme LLC. Upon consolidation of the entity, we recorded the assets and liabilities of

GENZYME CORPORATION AND SUBSIDIARIES

Notes to Unaudited, Consolidated Financial Statements (Continued)

2. Basis of Presentation and Significant Accounting Policies (Continued)

BioMarin/Genzyme LLC in our consolidated balance sheets at fair value. Effective January 1, 2010, in accordance with new guidance we adopted for consolidating variable interest entities, we no longer consolidate the results of BioMarin/Genzyme LLC because we determined that the entity does not have a primary beneficiary under the new guidance. As a result, we deconsolidated BioMarin/Genzyme LLC and no longer record the assets and liabilities in our consolidated balance sheets. Instead, effective January 1, 2010, we began to record our portion of BioMarin/Genzyme LLC's results in equity in loss of equity method investments in our consolidated statements of operations.

Revenue Recognition—Recent Healthcare Reform Legislation

        In March 2010, healthcare reform legislation was enacted in the United States, which contains several provisions that impact our business. Although many provisions of the new legislation do not take effect immediately, several provisions became effective in the first quarter of 2010. These include:

  •
  an increase in the minimum Medicaid rebate to states participating in the Medicaid program from 15.1% to 23.1% on our branded prescription drugs and an increase from 15.1% to 17.1% for our drugs that are approved exclusively for pediatric patients;

  •
  the extension of the Medicaid rebate to managed care organizations that dispense drugs to Medicaid beneficiaries;

  •
  the expansion of the 340(B) Public Health Services, or PHS, drug pricing program, which provides outpatient drugs at reduced rates, to include additional hospitals and healthcare centers (this provision, however, does not apply to orphan drugs); and

  •
  a requirement that the Medicaid rebate for a drug that is a "line extension" of a preexisting oral solid dosage form of the drug be linked in certain respects to the Medicaid rebate for the preexisting oral solid dosage form, such that the Medicaid rebate for most line extension drugs will be higher than it would have been absent the new law, especially if the preexisting oral solid dosage form has a history of significant price increases.

These provisions did not have a significant impact on our results of operations or financial position for the six months ended June 30, 2010.

        Effective October 1, 2010, the new legislation re-defines the Medicaid average manufacturer price, or AMP, such that the AMP and, consequently, the Medicaid rebate are expected to increase for some of our drugs, in particular those that offer discounted pricing to customers.

        Beginning in 2011, the new law requires that drug manufacturers provide a 50% discount to Medicare beneficiaries whose prescription drug costs cause them to be subject to the Medicare Part D coverage gap, which is known as the "donut hole." Also beginning in 2011, clinical laboratory fee schedule payments will be reduced by 1.75% over a period of five years and we will be required to pay our share of a new fee assessed on all branded prescription drug manufacturers and importers. This fee will be calculated based upon each organization's percentage share of total branded prescription drug sales to U.S. government programs (such as Medicare and Medicaid, the Department of Veterans Affairs, or VA, the Department of Defense, or DOD, and the TriCare retail pharmacy discount programs) made during the previous year. Sales of orphan drugs, however, are not included in the fee calculation. Final guidance relating to how we will be required to account for this fee is still pending, however, it is expected that the fee will be classified as either a reduction to net sales or an operating expense.

GENZYME CORPORATION AND SUBSIDIARIES

Notes to Unaudited, Consolidated Financial Statements (Continued)

2. Basis of Presentation and Significant Accounting Policies (Continued)

        Presently, uncertainty exists as many of the specific determinations necessary to implement this new legislation have yet to be decided and communicated to industry participants. We are still assessing the full extent that the U.S. healthcare reform legislation may have on our business.

Accounts Receivable Related to Sales in Greece

        Total accounts receivable in our consolidated balance sheets includes approximately $57 million, net of reserves, as of both June 30, 2010 and December 31, 2009 of accounts receivable held by our subsidiary in Greece related to sales to government-owned or supported healthcare facilities in Greece. These sales are subject to significant payment delays due to government funding and reimbursement practices. We believe that this is an industry-wide issue for suppliers to these facilities. In May 2010, the government of Greece announced a plan for repayment of its debt to international pharmaceutical companies, which calls for immediate payment of accounts receivable balances that were established in 2005 and 2006. For accounts receivable established between 2007 and 2009, the government of Greece will issue non-interest bearing bonds, expected to be exchange tradable, with maturities ranging from 2 to 4 years. We recorded a charge of $7.2 million to bad debt expense, a component of selling, general and administrative expenses, or SG&A, in our consolidated statements of operations for the three and six months ended June 30, 2010 to write down the accounts receivable balances held by our subsidiary in Greece to present value using a 10% discount rate.

        In conjunction with this plan, the government of Greece also instituted price decreases of between 20% and 27% for all future pharmaceutical product sales. Because our customers in Greece are government owned or supported, we may also be impacted by declines in sovereign credit ratings or sovereign debt defaults. The government of Greece has recently required financial support from both the European Union and the International Monetary Fund, or IMF, to avoid defaulting on its sovereign debt. If significant additional changes occur in the availability of government funding in Greece, we may not be able to collect on amounts due from these customers. We do not expect this concentration of credit risk to have a material adverse impact on our financial position or liquidity.

Stock-Based Compensation

        All stock-based awards to non-employees are accounted for at their fair value. We periodically grant awards, including time vesting stock options, time vesting restricted stock units, or RSUs, and performance vesting restricted stock units, or PSUs, under our employee and director equity plans. Beginning in 2010, our long-term incentive program for senior executives includes a combination of:

  •
  time vesting stock options; and

  •
  performance and market vesting awards, tied to the achievement of pre-established performance and market goals over a three-year performance period.

Approximately half of each senior executive's grant consists of time vesting stock options with the remainder in PSUs. Grants under our former long-term incentive program were comprised of time vesting stock options and time vesting RSUs.

        We record the estimated fair value of awards granted as stock-based compensation expense in our consolidated statements of operations over the requisite service period, which is generally the vesting period. Where awards are made with non-substantive vesting periods, such as where a portion of the award vests upon retirement eligibility, we estimate and recognize expense based on the period from the grant date to the date on which the employee is retirement eligible.

GENZYME CORPORATION AND SUBSIDIARIES

Notes to Unaudited, Consolidated Financial Statements (Continued)

2. Basis of Presentation and Significant Accounting Policies (Continued)

        The fair values of our:

  •
  stock option grants are estimated as of the date of grant using a Black-Scholes option valuation model. The estimated fair values of the stock options, including the effect of estimated forfeitures, are then expensed over the options' vesting periods;

  •
  time vesting RSUs are based on the market value of our stock on the date of grant. Compensation expense for time vesting RSUs is recognized over the applicable service period, adjusted for the effect of estimated forfeitures; and

  •
  PSUs subject to the cash flow return on investment performance metric, which includes both performance and service conditions, are estimated based on the market value of our stock on the date of grant. PSUs subject to the relative total shareholder return, or R-TSR performance metric, which includes both market and service conditions, are estimated using a lattice model with a Monte Carlo simulation. Compensation expense associated with our PSUs is initially based upon the number of shares expected to vest after assessing the probability that certain performance criteria will be met and the associated targeted payout level that is forecasted will be achieved, net of estimated forfeitures. Compensation expense for our PSUs is recognized over the applicable performance period, adjusted for the effect of estimated forfeitures.

Recent Accounting Pronouncements

        Periodically, accounting pronouncements and related information on the adoption, interpretation and application of U.S. GAAP are issued or amended by the Financial Accounting Standards Board, or FASB, or other standard setting bodies. Changes to the FASB Accounting Standards Codification™, or ASC, are communicated through Accounting Standards Updates, or ASUs. The following table shows FASB ASUs recently issued that could affect our disclosures and our position for adoption:

ASU Number	Relevant Requirements of ASU	Issued Date/Our Effective Dates	Status
2009-13 "Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force."	Establishes the accounting and reporting guidance for arrangements under which a vendor will perform multiple revenue-generating activities. Specifically, the provisions of this update address how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting.	Issued October 2009. Effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted.	We will adopt the provisions of this update for the first quarter of 2011. We are currently assessing the impact the provisions of this update will have, if any, on our consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES

Notes to Unaudited, Consolidated Financial Statements (Continued)

2. Basis of Presentation and Significant Accounting Policies (Continued)

ASU Number	Relevant Requirements of ASU	Issued Date/Our Effective Dates	Status
2010-06 "Improving Disclosures about Fair Value Measurements."

Requires new disclosures and clarifies some existing disclosure requirements about fair value measurements codified within ASC 820, "Fair Value Measurements and Disclosures," including significant transfers into and out of Level 1 and Level 2 investments of the fair value hierarchy. Also requires additional information in the roll forward of Level 3 investments including presentation of purchases, sales, issuances, and settlements on a gross basis. Further clarification for existing disclosure requirements provides for the disaggregation of assets and liabilities presented, and the enhancement of disclosures around inputs and valuation techniques.

Issued January 2010. Effective for the first interim or annual reporting period beginning after December 15, 2009, except for the additional information in the roll forward of Level 3 investments. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim reporting periods within those fiscal years.

We adopted the applicable provisions of this update, except for the additional information in the roll forward of Level 3 investments (as previously noted), in the first quarter of 2010. Besides a change in disclosure, the adoption of this update does not have a material impact on our consolidated financial statements. None of our instruments were reclassified between Level 1, Level 2 or Level 3 in 2010.

2010-11, "Scope Exception Related to Embedded Credit Derivatives."

Update provides amendments to Subtopic 815-15, "Derivatives and Hedging—Embedded Derivatives, " to clarify the scope exception for embedded credit derivative features related to the transfer of credit risk in the form of subordination of one financial instrument to another.

Issued March 2010. Effective at the beginning of each reporting entity's first fiscal quarter beginning after June 15, 2010. Early adoption is permitted at the beginning of each reporting entity's first fiscal quarter beginning after issuance of this update.

We will adopt the provisions of this update for the third quarter of 2010. We are currently assessing the impact the provisions of this update will have, if any, on our consolidated financial statements.

2010-17, "Milestone Method of Revenue Recognition—a consensus of the FASB Emerging Issues Task Force."	Update provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research and development transactions.	Issued April 2010. Effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted.	We will adopt the provisions of this update beginning January 1, 2011. We are currently assessing the impact the provisions of this update will have, if any, on our consolidated financial statements.
2010-19, "Foreign Currency Issues: Multiple Foreign Currency Exchange Rates."

Update codifies the SEC Staff Announcement made at a March 18, 2010 meeting of the Emerging Issues Task Force, or EITF. The Staff Announcement provides the SEC staff's view on certain foreign currency issues related to investments in Venezuela.

Issued May 2010. Staff announcements made at EITF meetings are effective as of the announcement date, which for this update is March 18, 2010, unless otherwise noted.

We have adopted the provisions of this update beginning March 18, 2010. We don't believe the impact of highly inflationary accounting on differences between amounts recorded for financial reporting purposes versus the underlying U.S. dollar denominated values is material to our consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES

Notes to Unaudited, Consolidated Financial Statements (Continued)

3. Fair Value Measurements

        A significant number of our assets and liabilities are carried at fair value. These include:

  •
  fixed income investments;

  •
  investments in publicly-traded equity securities;

  •
  derivatives; and

  •
  contingent consideration obligations.

Fair Value Measurement—Definition and Hierarchy

        Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, we are permitted to use various valuation approaches, including market, income and cost approaches. We are required to follow an established fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.

        The fair value hierarchy is broken down into three levels based on the reliability of inputs. We have categorized our fixed income, equity securities, derivatives and contingent consideration obligations within the hierarchy as follows:

  •
  Level 1—These valuations are based on a "market approach" using quoted prices in active markets for identical assets. Valuations of these products do not require a significant degree of judgment. Assets utilizing Level 1 inputs include money market funds, U.S. government securities, bank deposits and exchange-traded equity securities.

  •
  Level 2—These valuations are based primarily on a "market approach" using quoted prices in markets that are not very active, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Fixed income assets utilizing Level 2 inputs include U.S. agency securities, including direct issuance bonds and mortgage-backed securities, asset-backed securities, corporate bonds and commercial paper. Derivative securities utilizing Level 2 inputs include forward foreign-exchange contracts.

  •
  Level 3—These valuations are based on various approaches using inputs that are unobservable and significant to the overall fair value measurement. Certain assets and liabilities are classified within Level 3 of the fair value hierarchy because they have unobservable value drivers and therefore have little or no transparency. The fair value measurement of the contingent consideration obligations related to the acquisition from Bayer is valued using Level 3 inputs.

Valuation Techniques

        Fair value is a market-based measure considered from the perspective of a market participant who would buy the asset or assume the liability rather than our own specific measure. All of our fixed income securities are priced using a variety of daily data sources, largely readily-available market data and broker quotes. To validate these prices, we compare the fair market values of our fixed income investments using market data from observable and corroborated sources. We also perform the fair value calculations for our derivatives and equity securities using market data from observable and corroborated sources. We determine the fair value of the contingent consideration obligations based on

GENZYME CORPORATION AND SUBSIDIARIES

Notes to Unaudited, Consolidated Financial Statements (Continued)

3. Fair Value Measurements (Continued)

a probability-weighted income approach. The measurement is based on significant inputs not observable in the market. In periods of market inactivity, the observability of prices and inputs may be reduced for certain instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3. During the six months ended June 30, 2010, none of our instruments were reclassified between Level 1, Level 2 or Level 3.

        The following tables set forth our assets and liabilities that were accounted for at fair value on a recurring basis as of June 30, 2010 and December 31, 2009 (amounts in thousands):

Description			Balance as of June 30, 2010	Level 1	Level 2	Level 3
Fixed income investments(1):	Cash equivalents:	Money market funds/other	$565,413	$565,413	$—	$—

	Short-term investments:	U.S. Treasury notes	26,823	26,823	—	—
		Non U.S. Governmental notes	8,843	—	8,843	—
		U.S. agency notes	72,093	—	72,093	—
		Corporate notes—global	44,947	—	44,947	—

		Total	152,706	26,823	125,883	—

	Long-term investments:	U.S. Treasury notes	59,150	59,150	—	—
		U.S. agency notes	20,962	—	20,962	—
		Corporate notes—global	59,529	—	59,529	—

		Total	139,641	59,150	80,491	—

	Total fixed income investments		857,760	651,386	206,374	—

Equity holdings(1):	Publicly-traded equity securities		38,267	38,267	—	—

Derivatives:	Foreign exchange forward contracts		(501)	—	(501)	—

Contingent liabilities(2):	Contingent consideration obligations		(977,209)	—	—	(977,209)

Total assets (liabilities) at fair value			$(81,683)	$689,653	$205,873	$(977,209)

GENZYME CORPORATION AND SUBSIDIARIES

Notes to Unaudited, Consolidated Financial Statements (Continued)

3. Fair Value Measurements (Continued)

Description			Balance as of December 31, 2009	Level 1	Level 2	Level 3
Fixed income investments(1):	Cash equivalents:	Money market funds/other	$603,109	$603,109	$—	$—

	Short-term investments:	U.S. Treasury notes	41,040	41,040	—	—
		Non U.S. Governmental notes	4,114	—	4,114	—
		U.S. Government agency notes	56,810	—	56,810	—
		Corporate notes—global	54,825	—	54,825	—
		Commercial paper	6,841	—	6,841	—

		Total	163,630	41,040	122,590	—

	Long-term investments:	U.S. Treasury notes	29,793	29,793	—	—
		Non U.S. Governmental notes	4,873	—	4,873	—
		U.S. Government agency notes	28,015	—	28,015	—
		Corporate notes—global	81,143	—	81,143	—

		Total	143,824	29,793	114,031	—

	Total fixed income investments		910,563	673,942	236,621	—

Equity holdings(1):	Publicly-traded equity securities		40,380	40,380	—	—

Derivatives:	Foreign exchange forward contracts		4,284	—	4,284	—

Contingent liabilities(2):	Contingent consideration obligations		(1,015,236)	—	—	(1,015,236)

Total assets (liabilities) at fair value			$(60,009)	$714,322	$240,905	$(1,015,236)

(1)
Changes in the fair value of our fixed income investments and investments in publicly-traded equity securities are recorded in accumulated other comprehensive income, a component of stockholders' equity, in our consolidated balance sheets.

(2)
Changes in the fair value of the contingent consideration obligations are recorded as contingent consideration expense, a component of operating expenses in our consolidated statements of operations. We recorded a total of $72.6 million of contingent consideration expense for the six months ended June 30, 2010 in our consolidated statements of operations, of which $(13.1) million was allocated to our Hematology and Oncology reporting segment and $85.7 million was allocated to our Multiple Sclerosis reporting segment. We recorded $9.1 million of contingent consideration expense for the six months ended June 30, 2009 in our consolidated statements of operations, including $4.3 million for our Hematology and Oncology reporting segment and $4.8 million for our Multiple Sclerosis reporting segment.

GENZYME CORPORATION AND SUBSIDIARIES

Notes to Unaudited, Consolidated Financial Statements (Continued)

3. Fair Value Measurements (Continued)

        Changes in the fair value of our Level 3 contingent consideration obligations during the six months ended June 30, 2010 were as follows (amounts in thousands):

Balance as of December 31, 2009	$(1,015,236)
Payments	68,940
R&D reimbursement received	(7,604)
Contingent consideration expense(1)	(72,570)
Effect of foreign currency translation adjustments	49,261

Fair value at June 30, 2010	$(977,209)

(1)
For the six months ended June 30, 2010, includes:

•
$37.3 million of contingent consideration expense attributable to transaction gains and losses resulting from fluctuations in foreign currency exchange rates on liabilities that will be settled in a currency other than the entity's functional currency; and

•
a $20.9 million reduction in contingent consideration expense related to changes in estimates.

        In June 2010, we issued $500.0 million aggregate principal amount of our 3.625% senior notes due in June 2015, which we refer to as our 2015 Notes, and $500.0 million aggregate principal amount of our 5.000% senior notes due in June 2020, which we refer to as our 2020 Notes, and, together with our 2015 Notes, as the Notes, as described in Note 11., "Long-Term Debt," to these consolidated financial statements. As of June 30, 2010 our:

  •
  2015 Notes had a fair value of $509.1 million and a carrying value of $498.4 million; and

  •
  2020 Notes had a fair value of $512.5 million and a carrying value of $495.9 million.

The fair values of our 2015 Notes and 2010 Notes were determined through a market-based approach using observable and corroborated sources; within the hierarchy of fair value measurements, these are classified as Level 2 fair values.

        The carrying amounts reflected in our consolidated balance sheets for cash, accounts receivable, other current assets, accounts payable, accrued expenses, current portion of contingent consideration obligations and current portion of long-term debt and capital lease obligations approximate fair value due to their short-term maturities.

Derivative Instruments

        As a result of our worldwide operations, we face exposure to adverse movements in foreign currency exchange rates. Exposures to currency fluctuations that result from sales of our products in foreign markets are partially offset by the impact of currency fluctuations on our international expenses. We may also use derivatives, primarily foreign exchange forward contracts for which we do not apply hedge accounting treatment, to further reduce our exposure to changes in exchange rates, primarily to offset the earnings effect from short-term foreign currency assets and liabilities. We account for such derivatives at market value with the resulting gains and losses reflected within SG&A in our consolidated statements of operations. We do not have any derivatives designated as hedging instruments and we do not use derivative instruments for trading or speculative purposes.

GENZYME CORPORATION AND SUBSIDIARIES

Notes to Unaudited, Consolidated Financial Statements (Continued)

3. Fair Value Measurements (Continued)

Foreign Exchange Forward Contracts

        Generally, we enter into foreign exchange forward contracts with maturities of not more than 15 months. All foreign exchange forward contracts in effect as of June 30, 2010 and December 31, 2009 had maturities of 1 to 2 months. We report these contracts on a net basis. Net asset derivatives are included in other current assets and net liability derivatives are included in accrued expenses in our consolidated balance sheets.

        The following table summarizes the balance sheet classification of the fair value of these derivatives on both a gross and net basis as of June 30, 2010 and December 31, 2009 (amounts in thousands):

	Unrealized Gain/Loss on Foreign Exchange Forward Contracts
			As Reported
	Gross		Net
	Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
As of:	Other current assets	Accrued expenses	Other current assets	Accrued expenses
June 30, 2010	$1,236	$1,737	$—	$501
December 31, 2009	$9,834	$5,550	$4,284	$—

        Total foreign exchange (gains) and losses included in SG&A in our consolidated statements of operations includes unrealized and realized (gains) and losses related to both our foreign exchange forward contracts and our foreign currency assets and liabilities. The net impact of our overall unrealized and realized foreign exchange (gains) and losses for both the three and six months ended June 30, 2010 and 2009 was not significant.

        The following table summarizes the effect of the unrealized and realized net (gains)/losses related to our foreign exchange forward contracts on our consolidated statements of operations for the three and six months ended June 30, 2010 and 2009 (amounts in thousands):

		Net (Gain)/Loss Reported
		Three Months Ended June 30,		Six Months Ended June 30,
	Statement of Operations Location
Derivative Instrument		2010	2009	2010	2009
Foreign exchange forward contracts	SG&A	$4,660	$18,728	$(381)	$7,898

GENZYME CORPORATION AND SUBSIDIARIES

Notes to Unaudited, Consolidated Financial Statements (Continued)

4. Net Income (Loss) Per Share

        The following table sets forth our computation of basic and diluted net income (loss) per common share (amounts in thousands, except per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Net income (loss)—basic and diluted	$(3,773)	$187,574	$(118,721)	$383,060

Shares used in computing net income (loss) per common share—basic	265,270	269,958	265,760	270,406
Effect of dilutive securities(1):
Stock options(2)	—	3,555	—	4,554
Restricted stock units	—	1,303	—	1,221
Other	—	36	—	44

Dilutive potential common shares	—	4,894	—	5,819

Shares used in computing net income (loss) per common share—diluted(1)	265,270	274,852	265,760	276,225

Net income (loss) per common share:
Basic	$(0.01)	$0.69	$(0.45)	$1.42

Diluted	$(0.01)	$0.68	$(0.45)	$1.39

(1)
For the three and six months ended June 30, 2010, basic and diluted net loss per share are the same. We did not include the securities described in the following table in the computation of diluted net loss per share because these securities would have an anti-dilutive effect due to our net loss for those periods (amounts in thousands):

	Three Months Ended June 30, 2010	Six Months Ended June 30, 2010
Stock options	2,316	2,633
Restricted stock units	2,391	2,462
Other	148	198

Total shares excluded from calculation of diluted loss per share	4,855	5,293

(2)
We did not include the securities described in the following table in the computation of diluted earnings (loss) per share because these securities were anti-dilutive during the corresponding period (amounts in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Shares issuable upon exercise of outstanding options	23,158	19,732	21,903	14,191

GENZYME CORPORATION AND SUBSIDIARIES

Notes to Unaudited, Consolidated Financial Statements (Continued)

5. Comprehensive Income (Loss)

        The components of comprehensive income (loss) for the periods presented are as follows (amounts in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Net income (loss)	$(3,773)	$187,574	$(118,721)	$383,060

Other comprehensive income (loss):
Foreign currency translation adjustments	(141,890)	153,780	(267,367)	33,632

Pension liability adjustments, net of tax(1)	(12)	—	(21)	—

Unrealized gains (losses) on securities, net of tax:
Unrealized gains (losses) arising during the period, net of tax	(3,639)	9,657	(1)	(10,950)
Reclassification adjustment of (gains) losses included in net income (loss), net of tax	(694)	37	(1,872)	(160)

Unrealized gains (losses) on securities, net of tax(2)	(4,333)	9,694	(1,873)	(11,110)

Other comprehensive income (loss)	(146,235)	163,474	(269,261)	22,522

Comprehensive income (loss)	$(150,008)	$351,048	$(387,982)	$405,582

(1)
Tax amounts for all periods were not significant.

(2)
Net of $2.5 million of tax for the three months ended and $1.1 million of tax for the six months ended June 30, 2010 and $(5.6) million of tax for the three months ended and $6.3 million of tax for the six months ended June 30, 2009.

6. Strategic Transactions

Purchase of In-Process Research and Development

        The following table sets forth the significant in-process research and development, or IPR&D, projects for the companies and assets we acquired between January 1, 2006 and June 30, 2010 (amounts in millions):

Company/Assets Acquired	Purchase Price	IPR&D		Programs Acquired	Discount Rate Used in Estimating Cash Flows	Year of Expected Launch
Bayer (2009)	$1,006.5	$458.7		alemtuzumab for MS—US	16%	2012
		174.2		alemtuzumab for MS—ex-US	16%	2013

		$632.9	(1)

Bioenvision, Inc., or Bioenvision (2007)	$349.9	$125.5	(2)	Clolar(3)	17%	2010 - 2016	(4)

AnorMED Inc., or AnorMED (2006)	$589.2	$526.8	(2)	Mozobil(5)	15%	2016

(1)
Capitalized as an indefinite-lived intangible asset.

(2)
Expensed on acquisition date.

(3)
Clolar is approved for the treatment of relapsed and refractory pediatric acute lymphoblastic leukemia, or ALL. The IPR&D projects for Clolar are related to the development of the product for the treatment of other indications.

GENZYME CORPORATION AND SUBSIDIARIES

Notes to Unaudited, Consolidated Financial Statements (Continued)

6. Strategic Transactions (Continued)

(4)
Year of expected launch reflects both the ongoing launch of products for currently approved indications and the anticipated launch of the products in the future for new indications.

(5)
Mozobil received marketing approval for use in stem cell transplants in the United States in December 2008 and in Europe in July 2009. Mozobil is also being developed for tumor sensitization.

Pro Forma Financial Summary

        The following pro forma financial summary is presented as if the acquisition from Bayer was completed as of January 1, 2009. The pro forma combined results are not necessarily indicative of the actual results that would have occurred had the acquisition been consummated on that date, or of the future operations of the combined entities. Material nonrecurring charges related to this acquisition, such as a gain on acquisition of business of $24.2 million, are included in the pro forma financial summaries for the period presented (amounts in thousands, except per share amounts):

	Three Months Ended June 30,	Six Months Ended June 30,
	2009	2009
Total revenues	$1,280,470	$2,477,530

Net income	$163,425	$319,795

Net income per share:
Basic	$0.61	$1.18

Diluted	$0.59	$1.16

Weighted average shares outstanding:
Basic	269,958	270,406

Diluted	274,852	276,225

7. Inventories

	June 30, 2010	December 31, 2009
	(Amounts in thousands)
Raw materials	$106,394	$123,434
Work-in-process	283,648	288,653
Finished goods	204,070	195,935

Total	$594,112	$608,022

Manufacturing-Related Charges

Cerezyme and Fabrazyme

        In order to build a small inventory buffer to help us more consistently manage the resupply of Cerezyme to patients and reduce interruptions in shipping that occur in the absence of inventory, we began shipping Cerezyme to meet 50% of estimated product demand at the end of February 2010. Although we achieved our goal of building a small inventory buffer during the first quarter of 2010, we

GENZYME CORPORATION AND SUBSIDIARIES

Notes to Unaudited, Consolidated Financial Statements (Continued)

7. Inventories (Continued)

continued shipping at 50% of demand level due to an interruption in operations at our Allston facility at the end of March 2010. The interruption resulted from an unexpected city electrical power failure that compounded issues with the plant's water system. Once production resumed, we continued shipping at the 50% demand level through the end of the second quarter of 2010. We supplied approximately the same amount of Cerezyme in July 2010 as we supplied in each of May 2010 and June 2010, and expect that supply will then increase in the following months. However, there will be regional variations when Cerezyme will be available, and in some countries, patients' infusion schedules may need to shift due to short-term shipping delays.

        Since the fourth quarter of 2009, we have been shipping Fabrazyme to meet approximately 30% of estimated product demand. We have been working to increase the productivity of the Fabrazyme manufacturing process, which has performed at the low end of the historical range since the re-start of production. We have developed a new working cell bank for Fabrazyme that has been approved by the FDA and the European Medicines Agency, or EMA. The new working cell bank has completed three runs and has had 30% greater productivity than the old working cell bank. We expect to continue shipping Fabrazyme at the 30% of demand level through the third quarter and increase shipments of Fabrazyme in the fourth quarter.

        We recorded $14.9 million of charges for the three months ended and $16.4 million of charges for the six months ended June 30, 2010 to cost of products sold in our consolidated statements of operations to write off Cerezyme and Fabrazyme work-in-process material that was unfinished when the interruption occurred, based on our determination that such material could not be finished, and other inventory for these products that did not meet the necessary quality specifications.

        We also recorded charges of $6.0 million for the three months and $7.1 million for the six months ended June 30, 2010 to cost of products sold in our consolidated statements of operations to write off certain lots of Thyrogen that did not meet the necessary quality specifications.

        We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory prior to regulatory approval of a product. If a product is not approved for sale, it would result in the write off of the inventory and a charge to earnings. As of June 30, 2010, the amount of inventory for Fabrazyme related to the new working cell bank that has not yet been approved for sale was not significant.

Inventory Subject to Additional Evaluation and Release

        At any particular period, we may have certain inventory that requires further evaluation or testing to ensure that it meets appropriate quality specifications. As of June 30, 2010, we have approximately $16 million of inventory that is being evaluated or tested, including $6.3 million of Fabrazyme, $3.9 million of Myozyme and $3.6 million of Thymoglobulin. If we determine that this inventory, or any portion thereof, does not meet the necessary quality standards, it would result in a write off of the inventory and a charge to earnings.

Sevelamer Hydrochloride and Sevelamer Carbonate

        We manufacture the majority of our supply requirements for sevelamer hydrochloride (the active ingredient in Renagel) and sevelamer carbonate (the active ingredient in Renvela) at our manufacturing facility in Haverhill, England. In December 2009, equipment failure caused an explosion

GENZYME CORPORATION AND SUBSIDIARIES

Notes to Unaudited, Consolidated Financial Statements (Continued)

7. Inventories (Continued)

and fire at this facility, which damaged some of the equipment used to produce these active ingredients as well as the building in which the equipment was located. As a result, we temporarily suspended production of sevelamer hydrochloride and sevelamer carbonate at this facility so the damaged equipment could be repaired. We resumed production of sevelamer hydrochloride in May 2010. We anticipate that the facility will resume production of sevelamer carbonate in the fourth quarter of 2010. We believe that we have adequate supply levels to meet the current demand for both Renagel and Renvela and do not anticipate there will be any supply constraints for either product while the facility undergoes repairs. We recorded $6.1 million of expenses, net of $2.4 million of insurance reimbursements, for the three months ended and $13.7 million, net of $5.4 million of insurance reimbursements, for the six months ended June 30, 2010, to cost of products sold in our consolidated statements of operations for Renagel and Renvela related to the remediation cost of our Haverhill, England manufacturing facility, including repairs and idle capacity expenses. We expect to incur approximately $10 million of additional costs related to the remediation of this facility in the third quarter of 2010.

8. Goodwill and Other Intangible Assets

        The following table contains the change in our goodwill during the six months ended June 30, 2010 (amounts in thousands):

	Personalized Genetic Health	Renal and Endocrinology	Biosurgery	Hematology and Oncology	Multiple Sclerosis	Other	Total
Goodwill	$339,563	$319,882	$110,376	$375,889	$318,059	$261,631	$1,725,400
Accumulated impairment losses(1)	—	—	(102,792)	—	—	(219,245)	(322,037)

Balance as of December 31, 2009	339,563	319,882	7,584	375,889	318,059	42,386	1,403,363
Net exchange differences arising during the period	—	—	—	—	—	(19)	(19)
Other changes in carrying amounts during the period	—	—	—	—	—	295	295

Balance as of June 30, 2010	$339,563	$319,882	$7,584	$375,889	$318,059	$42,662	$1,403,639

Goodwill	$339,563	$319,882	$110,376	$375,889	$318,059	$261,907	$1,725,676
Accumulated impairment losses(1)	—	—	(102,792)	—	—	(219,245)	(322,037)

Balance as of June 30, 2010	$339,563	$319,882	$7,584	$375,889	$318,059	$42,662	$1,403,639

(1)
Accumulated impairment losses include:

•
a $102.8 million pre-tax charge recorded in 2003 to write off the goodwill of our Biosurgery reporting segment's orthopaedics reporting unit; and

GENZYME CORPORATION AND SUBSIDIARIES

Notes to Unaudited, Consolidated Financial Statements (Continued)

8. Goodwill and Other Intangible Assets (Continued)

  •
  a $219.2 million pre-tax charge recorded in 2006 to write off the goodwill of our genetic testing reporting unit.

Other Intangible Assets

        The following table contains information about our other intangible assets for the periods presented (amounts in thousands):

	As of June 30, 2010			As of December 31, 2009
	Gross Other Intangible Assets	Accumulated Amortization	Net Other Intangible Assets	Gross Other Intangible Assets	Accumulated Amortization	Net Other Intangible Assets
Finite-lived other intangible assets:
Technology(1)	$1,939,330	$(942,470)	$996,860	$2,180,232	$(877,611)	$1,302,621
Distribution rights(2)	446,427	(260,557)	185,870	440,521	(227,726)	212,795
Patents	188,651	(138,520)	50,131	188,651	(131,898)	56,753
License fees	98,272	(50,031)	48,241	98,647	(47,052)	51,595
Customer lists	87,421	(48,282)	39,139	87,423	(43,822)	43,601
Trademarks	60,608	(50,332)	10,276	60,608	(47,623)	12,985

Total finite-lived other intangible assets	2,820,709	(1,490,192)	1,330,517	3,056,082	(1,375,732)	1,680,350
Indefinite-lived other intangible assets:
IPR&D	632,912	—	632,912	632,912	—	632,912

Total other intangible assets	$3,453,621	$(1,490,192)	$1,963,429	$3,688,994	$(1,375,732)	$2,313,262

(1)
For the year ended December 31, 2009, includes a gross technology intangible asset of $240.3 million and related accumulated amortization of $(24.0) million related to the consolidated results of BioMarin/Genzyme LLC. Effective January 1, 2010, under new guidance we adopted for consolidating variable interest entities, we no longer consolidate the results of this joint venture and no longer include this gross technology asset and the related accumulated amortization or a related other noncurrent liability in our consolidated balance sheets.

(2)
Includes an additional $6.0 million for the six months ended June 30, 2010 for additional payments made or accrued in connection with the reacquisition of the Synvisc sales and marketing rights from Pfizer in January 2005. As of June 30, 2010, the contingent royalty payments to Pfizer payable under the agreement are substantially complete. We completed the contingent royalty payments to Pfizer related to North American sales of Synvisc in the first quarter of 2010 and anticipate completing the remaining contingent royalty payments to Pfizer related to sales of the product outside of the United States by first quarter of 2011, the amount of which is not significant.

        All of our finite-lived other intangible assets are amortized over their estimated useful lives.

GENZYME CORPORATION AND SUBSIDIARIES

Notes to Unaudited, Consolidated Financial Statements (Continued)

8. Goodwill and Other Intangible Assets (Continued)

        As of June 30, 2010, the estimated future amortization expense for our finite-lived other intangible assets for the remainder of fiscal year 2010, the four succeeding fiscal years and thereafter is as follows (amounts in thousands):

Year Ended December 31,	Estimated Revenue- Based Amortization Expense(1)	Estimated Other Amortization Expense	Total Estimated Amortization Expense(1)
2010 (remaining six months)	$49,255	$91,146	$140,401
2011	119,112	175,060	294,172
2012	94,168	148,174	242,342
2013	29,545	131,432	160,977
2014	26,308	109,116	135,424
Thereafter	21,578	352,219	373,797

(1)
Includes estimated future amortization expense for:

•
the Synvisc distribution rights based on the forecasted respective future sales of Synvisc and the resulting future contingent payments we may be required to make to Pfizer and the Myozyme/Lumizyme patent and technology rights pursuant to a license agreement with Synpac based on forecasted future Net Sales of Myozyme/Lumizyme and the milestone payments we may be required to make to Synpac. These contingent payments will be recorded as intangible assets when the payments are accrued; and

•
the technology intangible assets resulting from our acquisition of the worldwide rights to Fludara, which are being amortized based on the forecasted future sales of Fludara.

9. Investment in BioMarin/Genzyme LLC

        We and BioMarin have entered into agreements to develop and commercialize Aldurazyme, a recombinant form of the human enzyme alpha-L-iduronidase, used to treat an LSD known as mucopolysaccharidosis, or MPS, I. Under the relationship, an entity we formed with BioMarin in 1998 called BioMarin/Genzyme LLC has licensed all intellectual property related to Aldurazyme and other collaboration products on a royalty-free basis to BioMarin and us. BioMarin holds the manufacturing rights and we hold the global marketing rights. We are required to pay BioMarin a tiered royalty payment ranging from 39.5% to 50% of worldwide net product sales of Aldurazyme.

        Prior to January 1, 2010, we determined that we were the primary beneficiary of BioMarin/Genzyme LLC and, as a result, we:

  •
  consolidated the income (losses) of BioMarin/Genzyme LLC and recorded BioMarin's portion of BioMarin/Genzyme LLC's income (losses) as minority interest in our consolidated statements of operations; and

  •
  recorded the assets and liabilities of BioMarin/Genzyme LLC in our consolidated balance sheets at fair value.

        Effective January 1, 2010, in accordance with new guidance we adopted for consolidating variable interest entities, we were required to reassess our designation as primary beneficiary of

GENZYME CORPORATION AND SUBSIDIARIES

Notes to Unaudited, Consolidated Financial Statements (Continued)

9. Investment in BioMarin/Genzyme LLC (Continued)

BioMarin/Genzyme LLC. Under the new guidance, the entity with the power to direct the activities that most significantly impact a variable interest entity's economic performance is the primary beneficiary. We have concluded that BioMarin/Genzyme LLC is a variable interest entity, but does not have a primary beneficiary because the power to direct the activities of BioMarin/Genzyme LLC that most significantly impact its performance, is, in fact, shared equally between us and BioMarin through our commercialization rights and BioMarin's manufacturing rights. Effective January 1, 2010, we no longer consolidate the results of BioMarin/Genzyme LLC and instead record our portion of the results of BioMarin/Genzyme LLC in equity in loss of equity method investments in our consolidated statements of operations. For the three and six months ended June 30, 2010, the results of BioMarin/Genzyme LLC and our portion of the results of BioMarin/Genzyme LLC were not significant.

10. Investment in Isis Pharmaceuticals, Inc. Common Stock

        We review for potential impairment the carrying value of each of our strategic investments in equity securities on a quarterly basis. The closing price per share of Isis Pharmaceuticals, Inc, or Isis, common stock exhibited volatility during 2009 and the six months ended June 30, 2010 and has remained below our historical cost since September 1, 2009, with closing prices since that date ranging from a high of $15.69 per share to a low of $8.66 per share. We considered all available evidence in assessing the decline in value of our investment in Isis common stock, including investment analyst reports and Isis's expected results and future outlook. However, despite such evidence if the fair value of any of our investments remain below our historical cost for a consecutive nine months, we will generally conclude that it is unclear over what period the stock price of our investment would recover and that any evidence suggesting that the investment would recover to at least our historical cost is not sufficient to overcome the presumption that the current market price is the best indicator of the value of this investment. Accordingly, given the significance and duration of the decline in value of our investment in Isis common stock as of June 30, 2010, we considered the decline in value of this investment to be other than temporary and we recorded a $32.3 million impairment charge to losses on investment in equity securities, net in our consolidated statements of operations for the three and six months ended June 30, 2010.

11. Long-Term Debt

  2015 and 2020 Senior Notes

        In June 2010, we sold $500.0 million aggregate principal amount of our 2015 Notes and $500.0 million aggregate principal amount of our 2020 Notes through institutional private placements to fund the $1.0 billion payment under our accelerated share repurchase agreement, as discussed in Note 12., "Stockholders' Equity," to these consolidated financial statements. We received net proceeds from the sale of the Notes of approximately $986.6 million, after deducting commissions and other expenses related to the offerings. We recorded the net proceeds in our consolidated balance sheets as of June 30, 2010 as:

  •
  a $7.7 million increase to other noncurrent assets for the capitalized debt offering costs, including $6.3 million for commissions and $1.4 million of other offering expenses; and

  •
  a $1.0 billion increase to long-term liabilities for the principal of the Notes, offset by $5.7 million for the debt discount on the Notes.

GENZYME CORPORATION AND SUBSIDIARIES

Notes to Unaudited, Consolidated Financial Statements (Continued)

11. Long-Term Debt (Continued)

Both the debt offering costs and debt discount will be amortized to interest expense in our consolidated statements of operations. The debt offering costs have been allocated proportionately to our 2015 Notes and our 2020 Notes and are being amortized based on the term of each such group of the Notes. The debt discount for each group of the Notes will be amortized using the effective interest method. The 2015 Notes mature in June 2015 and the 2020 Notes mature in June 2020. Interest accrues on the Notes from June 17, 2010 and is payable semi-annually in arrears on June 15 and December 15 of each year starting on December 15, 2010.

        The Notes are our senior unsecured obligations and rank equally in right of payment with all of our other senior unsecured indebtedness from time to time outstanding. The Notes are fully and unconditionally guaranteed by one of our subsidiaries that also guarantees our indebtedness under our 2006 revolving credit facility. We may redeem the Notes in whole or in part at any time at a redemption price equal to the greater of:

  •
  100% of the principal amount of the Notes redeemed; or

  •
  the sum of the present values of the remaining scheduled payments of interest and principal thereon discounted at the Treasury Rate plus 25 basis points in the case of our 2015 Notes and 30 basis points in the case of our 2020 Notes.

We may be required to offer to repurchase the Notes at a purchase price equal to 101% of their principal amount if we are subject to certain changes of control.

Revolving Credit Facility

        In July 2006, we entered into a five-year $350.0 million senior unsecured revolving credit facility with JPMorgan Chase Bank, N.A., as administrative agent, Bank of America, N.A., as syndication agent, ABN AMRO Bank N.V., Citizens Bank of Massachusetts and Wachovia Bank, National Association, as co-documentation agents, and a syndicate of lenders, which we refer to as our 2006 revolving credit facility. The proceeds of loans under our 2006 revolving credit facility can be used to finance working capital needs and for general corporate purposes. We may request that our 2006 revolving credit facility be increased at any time by up to an additional $350.0 million in the aggregate, subject to the agreement of the lending banks, as long as no default or event of default has occurred or is continuing and certain other customary conditions are satisfied. Borrowings under our 2006 revolving credit facility will bear interest at various rates depending on the nature of the loan.

        As of June 30, 2010, we had approximately $9 million of outstanding standby letters of credit and no borrowings, resulting in approximately $341 million of available credit under our 2006 revolving credit facility, which matures July 14, 2011. The terms of this credit facility include various covenants, including financial covenants that require us to meet minimum interest coverage ratios and maximum leverage ratios. As of June 30, 2010, we were in compliance with these covenants.

12. Stockholders' Equity

Share Repurchase Plan

        In April 2010, our board of directors authorized a $2.0 billion share repurchase plan consisting of the near-term purchase of $1.0 billion of our common stock to be financed with proceeds of newly issued debt, and the purchase of an additional $1.0 billion of our common stock by June 2011. On

GENZYME CORPORATION AND SUBSIDIARIES

Notes to Unaudited, Consolidated Financial Statements (Continued)

12. Stockholders' Equity (Continued)

June 17, 2010, we entered into an accelerated share repurchase agreement with Goldman Sachs & Co., or Goldman Sachs, under which we will repurchase $1.0 billion worth of shares of our common stock. Our effective per share purchase price will be based generally on the average of the daily volume weighted average prices per share of our common stock, less a discount, calculated during a period of up to four months. In connection with this agreement, we paid $1.0 billion to Goldman Sachs and received 15.6 million shares, of which:

  •
  $800.0 million, or 80%, represents the value, based on the closing price of our common stock on June 17, 2010, of the 15.6 million shares of our common stock that Goldman Sachs delivered to us; and

  •
  $200.0 million, or 20%, represents an advance payment that, depending on our effective per share purchase price, either will cover additional shares Goldman Sachs may be required to deliver to us or will be applied towards any additional amount that may be owed by us if our effective per share purchase price exceeds the closing price of our common stock on June 17, 2010.

We recorded the $1.0 billion payment to the bank as a decrease to stockholders' equity in our consolidated balance sheet as of June 30, 2010, consisting of decreases of $0.2 million in common stock and $799.8 million in additional paid-in capital as well as a $200.0 million share purchase contract receivable for the advance payment described above.

        The total number of shares ultimately repurchased will not be known until the calculation period ends and a final settlement occurs. Upon final settlement, we will either receive a settlement amount of additional shares of our common stock or be required to remit a settlement amount, payable, at our option, in cash or common stock. Shares repurchased under this agreement will be deemed authorized shares that are no longer outstanding.

Modification of Certain Stock Options and RSUs

        On May 26, 2010, in connection with our plan to approve strategic alternatives for our genetic testing, diagnostic products and pharmaceutical intermediates business units, the compensation committee of our board of directors approved certain modifications to the stock options and RSUs previously granted to the employees of those business units, to be effective as of the date of divestiture of each business unit. The post-termination exercise period for these stock options was modified to extend the post-termination exercise period from three months to one year. We used Black-Scholes valuation models, based on the following assumptions, to determine the valuation adjustment required for the extension of the post-termination exercise period, and recorded stock-based compensation expense using an expected term of seven months:

	New Post-Termination Period	Original Post-Termination Period
Grant date fair value as of May 26, 2010	$50.00	$50.00
Term	19 months	10 months
Dividend	0	0
Volatility	38.00%	30.00%
Risk-free interest rate	0.63%	0.32%

GENZYME CORPORATION AND SUBSIDIARIES

Notes to Unaudited, Consolidated Financial Statements (Continued)

12. Stockholders' Equity (Continued)

        Based on our analysis, we recorded an additional $9.1 million of stock-based compensation expense in our consolidated statements of operations for the three months ended June 30, 2010 for the valuation adjustment related to the modification of these stock options.

        On May 26, 2010, the compensation committee of our board of directors also approved the following modifications to certain RSUs granted to the employees of these three business units, to be effective as of the date of divestiture for each business unit, including:

  •
  acceleration of the vesting of the RSUs granted in May 2008; and

  •
  pro-ration of the vesting of the RSUs granted in May 2009 over a 19-month, instead of a three-year, period.

        Prior to these modifications, the RSUs granted in May 2008 had a grant date fair value of $68.48 per share and the RSUs granted in May 2009 had a grant date fair value of $58.66 per share based on the closing price of our common stock at the date of each grant. The modifications triggered a new measurement date for these RSUs and, as a result, we revalued these RSUs based on a new grant date fair value of $50.00 per share, the closing price of our common stock on the date of modification. We recorded a net reduction in stock-based compensation for these RSUs of $(2.9) million in our consolidated statements of operations for the three months ended June 30, 2010 to adjust the cumulative stock-based compensation expense recorded for these RSUs for the modifications, including:

  •
  $(8.3) million for the reversal of the cumulative to-date stock-based compensation expenses recorded through May 25, 2010, prior to the modifications; offset, in part, by

  •
  $5.4 million of stock-based compensation expenses for the period from May 26, 2010 through June 30, 2010 based on the new, reduced grant date fair value of these awards.

We expect to record approximately $13 million of additional stock-based compensation expense for these RSUs during the second half of 2010 as a result of these modifications.

Long-Term Incentive Program for Senior Executives

        From 2007 through 2009, our long-term incentive program for senior executives was comprised of equity awards in the form of time vesting stock options and time vesting RSUs. Beginning with 2010, the equity vehicles for our long-term incentive program for senior executives includes a combination of:

  •
  time vesting stock options; and

  •
  performance and market vesting awards comprised of PSUs, tied to the achievement of pre-established performance and market goals over a three-year performance period, and cash.

Approximately half of each senior executive's grant consists of time vesting stock options with the remainder in PSUs.

        For the 2010 through 2012 performance period, the performance metrics are:

  •
  cash flow return on invested capital; and

  •
  R-TSR measured against the performance of a subset of biotechnology peer companies (currently 28 companies) in the S&P 500 Health Care Index.

GENZYME CORPORATION AND SUBSIDIARIES

Notes to Unaudited, Consolidated Financial Statements (Continued)

12. Stockholders' Equity (Continued)

        Each metric is weighted equally. For both metrics, performance between the threshold level and the target level will be awarded in PSUs. The PSUs will be paid out in shares of our stock at the end of the three-year period if performance between the threshold level and target level is achieved. If performance above the target level is achieved, the portion of the award above the target level will be paid out in cash up to a predetermined maximum cash award. Since it is possible that the PSUs may not pay out at all, it is completely "at risk" compensation.

        In January 2010, the compensation committee of our board of directors approved a range for the three-year cash flow return on invested capital metric of 85% to 115%. For performance between 85% and 100% of the cash flow return on invested capital target, the payout range is 50% to 100% of the senior executive's target PSU award associated with this performance measure. Performance between 101% and 115% of the cash flow return on invested capital target will result in a cash payment that will be awarded based on performance achieved between target and maximum levels, up to a predetermined maximum.

        The committee also approved the following performance levels for R-TSR:

Performance Level	Percentile Rank
Threshold	40th
Target	65th
Maximum	75th

        For performance between the R-TSR threshold and target levels, the payout range is 35% to 100% of the senior executive's target PSU award associated with this performance measure. R-TSR performance between the target and maximum levels will result in a cash payment that will be awarded based on performance achieved between target and maximum levels, up to a predetermined maximum.

        If a participating senior executive's employment is terminated before the end of the performance period because of death, disability or retirement, payment of the PSU will be pro-rated to the date of termination based upon the company's actual achievement of performance levels at the end of the performance period. Upon a change in control, payment of a PSU will be paid out at the target performance level and pro-rated to the date of the change of control.

PSUs

        During the six months ended June 30, 2010, we granted a total of 223,066 PSUs with a weighted average grant date fair value of $49.86 per share to senior executives under our 2004 Equity Plan. The PSUs are subject to the attainment of certain performance criteria established at the beginning of the performance period, as described above, and cliff vest at the end of the performance period, which ends December 31, 2012. Compensation expense associated with our PSUs is initially based upon the number of shares expected to vest after assessing the probability that certain performance criteria will be met and the associated targeted payout level that is forecasted will be achieved, net of estimated forfeitures. Compensation expense for our PSUs is recognized over the applicable performance period, adjusted for the effect of estimated forfeitures.

        The fair value of PSUs subject to the cash flow return on investment performance metric, which includes both performance and service conditions, is estimated based on the market value of our stock on the date of grant. We use a lattice model with a Monte Carlo simulation to determine the fair value

GENZYME CORPORATION AND SUBSIDIARIES

Notes to Unaudited, Consolidated Financial Statements (Continued)

12. Stockholders' Equity (Continued)

of PSUs subject to the R-TSR performance metric, which includes both market and service conditions. The lattice model requires various highly judgmental assumptions to determine the fair value of the awards. This model samples paths of our stock price and the stock prices of a group of peer companies in the S&P 500 Health Care Index, which we refer to as the Peer Group, and calculates the resulting change in cash flow multiple at the end of the forecasted performance period. This model iterates these randomly forecasted results until the distribution of results converge on a mean or estimated fair value.

        We used the following assumptions to determine the fair value of these awards:

Expected dividend yield	0%
Range of risk free rate of return	1.33% - 1.45%
Range of our expected stock price volatility	35.11% - 36.06%
Range of Peer Group expected stock price volatility	21.27% - 60.32%
Range of our average closing stock prices on the grant dates	$51.83 - $56.50
Range of Peer Group average closing stock prices on the grant dates	$7.22 - $348.13
Range of our historical total shareholder return on the grant dates	5.75% - 15.28%
Range of historical total shareholder return for the Peer Group on the grant dates	(19.78)% - 23.22%

Stock-Based Compensation Expense, Net of Estimated Forfeitures

        We allocated pre-tax stock-based compensation expense, net of estimated forfeitures, based on the functional cost center of each employee as follows (amounts in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Pre-tax stock-based compensation expense, net of estimated forfeitures(1)	$(44,694)	$(65,167)	$(92,335)	(109,773)
Less: tax benefit from stock options	13,476	15,144	26,548	27,733

Total stock-based compensation expense, net of tax	$(31,218)	$(50,023)	$(65,787)	$(82,040)

(1)
We also capitalized the following amounts of stock-based compensation expense to inventory, all of which is attributable to participating employees that support our manufacturing operations (amounts in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Stock-based compensation expense capitalized to inventory	$4,038	$5,729	$7,840	$9,141

        We amortize stock-based compensation expense capitalized to inventory based on inventory turns.

        At June 30, 2010, there was $275.6 million of pre-tax stock-based compensation expense, net of estimated forfeitures, related to unvested awards not yet recognized which is expected to be recognized over a weighted average period of 2.2 years.

GENZYME CORPORATION AND SUBSIDIARIES

Notes to Unaudited, Consolidated Financial Statements (Continued)

13. Commitments and Contingencies

FDA Consent Decree

        On May 24, 2010, we entered into a consent decree with the FDA relating to our Allston facility. Under the terms of the consent decree, we will pay an upfront disgorgement of past profits of $175.0 million. Conditioned upon our compliance with the terms of the consent decree, we may continue to ship Cerezyme and Fabrazyme, which are manufactured, filled and finished at the facility, as well as Thyrogen, which is filled and finished at the facility. In the United States, Thyrogen that is filled and finished at the facility will only be distributed based on medical necessity, in accordance with FDA criteria. The consent decree requires us to move our fill-finish operations out of the Allston facility for Thyrogen sold within the United States by November 22, 2010 and for Fabrazyme sold within the United States by November 24, 2010. We must move our fill-finish operations for all products sold outside of the United States by August 31, 2011. If we are not able to meet these deadlines, the FDA can require us to disgorge 18.5% of the revenue from the sale of any products that are filled and finished at the Allston facility after the applicable deadlines.

        The consent decree also requires us to implement a plan to bring the Allston facility operations into compliance with applicable laws and regulations. The plan must address any deficiencies previously reported to us or identified as part of a comprehensive inspection conducted by a third-party expert, who we are required to retain, and who will monitor and oversee our implementation of the plan. In 2009, we began implementing a comprehensive remediation plan, prepared with assistance from our compliance consultant, The Quantic Group, Ltd., or Quantic, to improve quality and compliance at the Allston facility. We intend to revise that plan to include any additional remediation efforts required in connection with the consent decree as identified by Quantic, who we are retaining as the third-party expert under the consent decree. The plan, as revised, which will be subject to FDA approval, is expected to take approximately 3-4 years to complete and will include a timetable of specified compliance milestones. If the milestones are not met in accordance with the timetable, the FDA can require us to pay $15,000 per day, per affected drug, until these compliance milestones are met. Upon satisfying the compliance requirements in accordance with the terms of the consent decree, we will be required to retain an auditor to monitor and oversee ongoing compliance at the Allston facility for an additional five years. The consent decree is subject to, and effective upon, approval by the U.S. District Court for the District of Massachusetts. The consent decree was filed with the U.S. District Court on May 24, 2010 and we are awaiting the court's approval.

Legal Proceedings

Federal Securities Litigation

        In July 2009 and August 2009, two purported securities class action lawsuits were filed in the U.S. District Court for the District of Massachusetts against us and our President and Chief Executive Officer. The lawsuits were filed on behalf of those who purchased our common stock during the period from June 26, 2008 through July 21, 2009 and allege violations of Section 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. Each of the lawsuits is premised upon allegations that we made materially false and misleading statements and omissions by failing to disclose instances of viral contamination at two of our manufacturing facilities and our receipt of a list of inspection observations from the FDA related to one of the facilities, which detailed observations of practices that the FDA considered to be deviations from good manufacturing practice, or GMP. The plaintiffs seek unspecified damages and reimbursement of costs, including attorneys' and

GENZYME CORPORATION AND SUBSIDIARIES

Notes to Unaudited, Consolidated Financial Statements (Continued)

13. Commitments and Contingencies (Continued)

experts' fees. In November 2009, the lawsuits were consolidated in In Re Genzyme Corp. Securities Litigation and a lead plaintiff was appointed. In March 2010, the plaintiffs filed a consolidated amended complaint that extended the class period from October 24, 2007 through November 13, 2009. In June 2010, we filed a motion to dismiss the class action. If the action is not dismissed, we intend to defend this lawsuit vigorously.

Shareholder Demand Letters

        Since August 2009, we have received ten letters from shareholders demanding that our board of directors take action on behalf of Genzyme Corporation to remedy alleged breaches of fiduciary duty by our directors and certain executive officers. The demand letters are primarily premised on allegations regarding our disclosures to shareholders with respect to manufacturing issues and compliance with GMP and our processes and decisions related to manufacturing at our Allston facility. Several of the letters also assert that certain of our executive officers and directors took advantage of their knowledge of material non-public information about Genzyme to illegally sell stock they personally held in Genzyme. Our board of directors has designated a special committee of three independent directors to oversee the investigation of the allegations made in the demand letters and to recommend to the independent directors of the board whether any action should be instituted on behalf of Genzyme Corporation against any officer or director. The committee has retained independent legal counsel. If the independent members of our board of directors were to make a determination that it was in our best interest to institute an action against any officers or directors, any monetary recovery would be to the benefit of Genzyme Corporation. The special committee's investigation is ongoing.

Shareholder Derivative Actions

        In December 2009, two actions were filed by shareholders derivatively for Genzyme's benefit in the U.S. District Court for the District of Massachusetts against our board of directors and certain of our executive officers after a ninety day period following their respective demand letters had elapsed (the "District Court Actions"). In January 2010, a derivative action was filed in Massachusetts Superior Court (Middlesex County) by a shareholder who has not issued a demand letter and in February and March 2010, two additional derivative actions were filed in Massachusetts Superior Court (Suffolk County and Middlesex County, respectively) by two separate shareholders after the lapse of a ninety day period following the shareholders' respective demand letters (collectively, the "State Court Actions").

        The derivative actions in general are based on allegations that our board of directors and certain executive officers breached their fiduciary duties by causing Genzyme to make purportedly false and misleading or inadequate disclosures of information regarding manufacturing issues, compliance with GMP, ability to meet product demand, expected revenue growth, and approval of Lumizyme. The actions also allege that certain of our directors and executive officers took advantage of their knowledge of material non-public information about Genzyme to illegally sell stock they personally held in Genzyme. The plaintiffs generally seek, among other things, judgment in favor of Genzyme for the amount of damages sustained by Genzyme as a result of the alleged breaches of fiduciary duty, disgorgement to Genzyme of proceeds that certain of our directors and executive officers received from sales of Genzyme stock and all proceeds derived from their service as directors or executives of Genzyme, and reimbursement of plaintiffs' costs, including attorneys' and experts' fees. The District

GENZYME CORPORATION AND SUBSIDIARIES

Notes to Unaudited, Consolidated Financial Statements (Continued)

13. Commitments and Contingencies (Continued)

Court Actions have been consolidated in In Re Genzyme Derivative Litigation and the plaintiffs have agreed to a joint stipulation staying these cases until our board of directors has had sufficient time to exercise its duties and complete an appropriate investigation, which is ongoing. On July 9, 2010, one of the State Court Actions was dismissed without prejudice for plaintiffs' failure to serve process on the defendants. The Middlesex Court also ordered transfer and consolidation of the remaining two State Court Actions in the Suffolk Superior Court Business Litigation Session. The court has indicated that discovery in that action also will be stayed for some period pending the board of director's completion of its ongoing investigation in response to the shareholders demand.

Fabrazyme Patent Litigation

        In October 2009, Shelbyzyme LLC filed a complaint against us in the U.S. District Court for the District of Delaware alleging infringement of U.S. patent 7,011,831 by "making, using, selling and promoting a method for the treatment of" Fabry disease. The '831 patent, which is directed to a method for treating Fabry disease, was issued in March 2006 and expired in March 2009. The plaintiffs seek damages for past infringement, including treble damages for alleged willful infringement and reimbursement of costs, including attorney's fees. We intend to defend this lawsuit vigorously.

Other Matters

        We are party to a legal action brought by Kayat pending before the District Court in Nicosia, Cyprus. Kayat alleges that we breached a 1996 distribution agreement under which we granted Kayat the right to distribute melatonin tablets in the Ukraine, primarily by not providing products or by providing non-conforming products. Kayat further claims that due to the alleged breach, it suffered lost profits that Kayat claims it would have received under agreements it alleges it had entered into with subdistributors. Kayat also alleges common law fraud and violations of Mass. Gen. L. c. 93A and the Racketeer Influenced and Corrupt Organizations Act. Kayat filed its suit on August 8, 2002 and a trial began in Cyprus in December 2009. Kayat seeks damages for its legal claims and for expenses it claims it has incurred, including legal fees and advertising, promotion and other out-of-pocket expenses. We believe we acted appropriately in all regards, including properly terminating the agreement when we decided to exit the melatonin business, and we intend to defend this lawsuit vigorously.

        We are not able to predict the outcome of the lawsuits and matters described above or estimate the amount or range of any possible loss we might incur if we do not prevail in final, non-appealable determination of these matters. Therefore, we have not accrued any amounts in connection with the lawsuits and matters described above.

        We also are subject to other legal proceedings and claims arising in connection with our business. Although we cannot predict the outcome of these proceedings and claims, we do not believe the ultimate resolution of any of these existing matters would have a material adverse effect on our consolidated financial position or results of operations.

GENZYME CORPORATION AND SUBSIDIARIES

Notes to Unaudited, Consolidated Financial Statements (Continued)

14. Benefit from (Provision for) Income Taxes

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	(Amounts in thousands)
Benefit from (provision for) income taxes	$19,953	$(78,870)	$81,752	$(157,754)
Effective tax rate	(84)%	30%	(41)%	29%

        Our effective tax rate for all periods presented varies from the U.S. statutory tax rate as a result of:

  •
  income and expenses taxed at rates other than the U.S. statutory tax rate;

  •
  our provision for state income taxes;

  •
  domestic manufacturing benefits;

  •
  benefits related to tax credits; and

  •
  non-deductible stock-based compensation expenses totaling $9.1 million for the three months ended and $21.0 million for the six months ended June 30, 2010, as compared to $21.8 million for the three months ended and $31.5 million for the six months ended June 30, 2009.

        In addition, our tax benefit for both the three and six months ended June 30, 2010 includes:

  •
  tax expenses resulting from the remeasurement of the deferred tax assets related to our acquisition from Bayer in 2009 in the amount of $9.9 million for the three months ended June 30, 2010 and $20.6 million for the six months ended June 30, 2010; and

  •
  $10.0 million of tax benefits due to the realization, for U.S. income tax purposes, of prior periods' foreign income tax paid.

Our benefits from tax provisions for the six months ended June 30, 2010 also includes tax benefits in the amount of $15.2 million as a result of the resolution of tax examinations in major tax jurisdictions.

        We are currently under audit by various states and foreign jurisdictions for various years. We believe that we have provided sufficiently for all audit exposures. Settlement of these audits or the expiration of the statute of limitations on the assessment of income taxes for any tax year will likely result in a reduction of future tax provisions. Any such benefit would be recorded upon final resolution of the audit or expiration of the applicable statute of limitations.

15. Segment Information

        We present segment information in a manner consistent with the method we use to report this information to our management. Effective January 1, 2010, based on changes in how we review our business, we re-allocated certain of our business units amongst our segments and adopted new names for certain of our reporting segments. Under the new reporting structure, we are organized into five reporting segments as described above in Note 1., "Description of Business," to these consolidated financial statements. We have revised our 2009 segment disclosures to conform to our 2010 presentation.

GENZYME CORPORATION AND SUBSIDIARIES

Notes to Unaudited, Consolidated Financial Statements (Continued)

15. Segment Information (Continued)

        We have provided information concerning the operations of these reportable segments in the following tables (amounts in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Revenues:
Personalized Genetic Health(1)(3)	$350,540	$581,728	$743,044	$1,131,688
Renal and Endocrinology	258,379	247,277	510,802	489,745
Biosurgery	163,982	139,327	301,348	258,849
Hematology and Oncology(2)	176,497	111,990	332,807	200,563
Multiple Sclerosis(2)	—	5,066	—	12,357
Other	129,753	142,568	265,612	283,171
Corporate	288	554	299	1,008

Total	$1,079,439	$1,228,510	$2,153,912	$2,377,381

Income (loss) before income taxes:
Personalized Genetic Health(1)(3)	$70,571	$332,700	$43,555	$684,495
Renal and Endocrinology	113,436	111,106	227,960	217,168
Biosurgery	61,608	33,750	90,603	62,083
Hematology and Oncology(2)	31,826	(17,030)	40,196	(20,015)
Multiple Sclerosis(2)	(52,355)	(2,161)	(142,280)	(18,607)
Other(4)	(447)	15,013	3,781	10,215
Corporate(5)	(248,365)	(206,934)	(464,288)	(394,525)

Total	$(23,726)	$266,444	$(200,473)	$540,814

(1)
Includes the impact of supply constraints for Cerezyme and Fabrazyme for all periods presented.

(2)
On May 29, 2009, we acquired the worldwide rights to the oncology products Campath, Fludara and Leukine and alemtuzumab for MS from Bayer. As of that date, we ceased recognizing research and development revenue for Bayer's reimbursement of a portion of the development costs for alemtuzumab for MS. The fair value of the research and development costs for alemtuzumab for MS that will be reimbursed by Bayer is accounted for as an offset to the contingent consideration obligations for alemtuzumab for MS.

GENZYME CORPORATION AND SUBSIDIARIES

Notes to Unaudited, Consolidated Financial Statements (Continued)

15. Segment Information (Continued)

  Income (loss) before income taxes for our Hematology and Oncology and Multiple Sclerosis reporting segments includes the following contingent consideration expenses (amounts in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Contingent consideration expenses:
Hematology and Oncology	$(34,506)	$4,330	$(13,074)	$4,330
Multiple Sclerosis	44,527	4,760	85,644	4,760

Total contingent consideration expenses	$10,021	$9,090	$72,570	$9,090

  In addition, income (loss) before income taxes for our Multiple Sclerosis reporting segment includes a gain on acquisition of business of $24.2 million for the three and six months ended June 30, 2009 for which there were no comparable amounts in 2010. The fair value of the identifiable assets acquired of $1.03 billion exceeded the fair value of the purchase price for the transaction of $1.01 billion.

(3)
Includes a charge of $175.0 million recorded to SG&A for the six months ended June 30, 2010 for the upfront disgorgement of past profits provided for in the consent decree we entered into with the FDA. For more information about the consent decree, see Note 13., "Commitments and Contingencies," to these consolidated financial statements.

(4)
Includes a charge of $18.2 million recorded to research and development expense in our consolidated statements of operations in January 2009 for intellectual property we acquired from EXACT Sciences Corporation, or EXACT Sciences.

(5)
Loss before income taxes for Corporate includes our corporate, general and administrative and corporate science activities, all of our stock-based compensation expenses, as well as net gains on our investments in equity securities, investment income, interest expense and other income and expense items that we do not specifically allocate to a particular reporting segment.

GENZYME CORPORATION AND SUBSIDIARIES

Notes to Unaudited, Consolidated Financial Statements (Continued)

15. Segment Information (Continued)

Segment Assets

        We provide information concerning the assets of our reportable segments in the following table (amounts in thousands):

	June 30, 2010	December 31, 2009
Segment Assets(1):
Personalized Genetic Health(2)	$1,211,225	$1,525,602
Renal and Endocrinology	1,193,872	1,283,731
Biosurgery	482,117	509,064
Hematology and Oncology	1,343,840	1,406,684
Multiple Sclerosis	951,332	956,448
Other	447,740	462,978
Corporate(3)	4,133,773	3,916,217

Total	$9,763,899	$10,060,724

(1)
Assets for our five reporting segments and Other include primarily accounts receivable, inventory and certain fixed and intangible assets, including goodwill.

(2)
For the year ended December 31, 2009, includes a gross technology intangible asset of $240.3 million and related accumulated amortization of $(24.0) million related to our consolidation of the results of BioMarin/Genzyme LLC. Effective January 1, 2010, under new guidance we adopted for consolidating variable interest entities, we no longer consolidate the results of this joint venture and no longer include this gross technology asset and the related accumulated amortization or a related other noncurrent liability in our consolidated balance sheet.

(3)
Includes the assets related to our corporate, general and administrative operations, and corporate science activities that we do not allocate to a particular segment. Segment assets for Corporate consist of the following (amounts in thousands):

	June 30, 2010	December 31, 2009
Cash, cash equivalents, short- and long-term investments in debt securities	$974,154	$1,049,700
Deferred tax assets, net	706,009	555,242
Property, plant & equipment, net	1,986,309	1,787,054
Investments in equity securities	74,227	74,438
Other	393,074	449,783

Total	$4,133,773	$3,916,217

GENZYME CORPORATION AND SUBSIDIARIES

Notes to Unaudited, Consolidated Financial Statements (Continued)

16. Supplemental Guarantor Information

        Our payment obligations under our 2015 and 2020 Senior Notes (see Note 11. Long-Term Debt) are guaranteed by our wholly-owned subsidiary, Genzyme Therapeutic Products Limited Partnership ("Guarantor Subsidiary"). Such guarantees are full, unconditional and joint and several. The following supplemental financial information sets forth, on a combined basis, balance sheets, statements of income and statements of cash flows for Genzyme Corporation (Parent) and the Company's Guarantor Subsidiary—Genzyme Therapeutic Products Limited Partnership which is 100% owned by the Parent, and the Company's Non-Guarantor Subsidiaries.

GENZYME CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet as of June 30, 2010
(Amounts In thousands, except par value amounts)

	Genzyme Corporation	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Total
ASSETS
Current assets:
Cash and cash equivalents	$267,855	$57,726	$356,226	$—	$681,807
Short-term investments	—	152,706	—	—	152,706
Accounts receivable, net	420,119	1	470,124	—	890,244
Inventories	234,152	66,609	293,351	—	594,112
Other current assets	103,001	(249)	90,693	—	193,445
Intercompany accounts and notes receivable	1,127	636,734	103,486	(741,347)	—
Deferred tax assets	165,184	7,917	10,597	—	183,698

Total current assets	1,191,438	921,444	1,324,477	(741,347)	2,696,012
Property, plant, and equipment, net	1,442,802	207,905	1,195,441	—	2,846,148
Long-term investments	—	139,641	—	—	139,641
Intercompany notes receivable	191,750	—	—	(191,750)	—
Goodwill	1,299,567	—	104,072	—	1,403,639
Other intangible assets, net	1,332,465	—	630,964	—	1,963,429
Deferred tax assets—noncurrent	481,823	—	40,488	—	522,311
Investment in equity securities	74,227	—	—	—	74,227
Investment in subsidiaries	3,342,191	—	—	(3,342,191)	—
Other noncurrent assets	66,813	—	51,679	—	118,492

Total assets	$9,423,076	$1,268,990	$3,347,121	$(4,275,288)	$9,763,899

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$45,782	$—	$84,541	$—	$130,323
Accrued expenses	725,297	12,331	201,888	—	939,516
Intercompany accounts payable	618,704	122,643	—	(741,347)	—
Deferred revenue	21,209	—	13,079	—	34,288
Current portion of contingent consideration obligations	76,964	—	78,934	—	155,898
Current portion of long-term debt and capital lease obligations	8,439	—	71	—	8,510

Total current liabilities	1,496,395	134,974	378,513	(741,347)	1,268,535
Long-term debt and capital lease obligations	1,105,916	—	40	—	1,105,956
Long-term debt intercompany	—	144,881	46,869	(191,750)	—
Deferred revenue—noncurrent	12,313	—	25	—	12,338
Long-term contingent consideration obligations	318,598	—	502,713	—	821,311
Other noncurrent liabilities	14,449	21,271	44,634	—	80,354

Total liabilities	2,947,671	301,126	972,794	(933,097)	3,288,494
Commitments and contingencies
Stockholders' equity:
Preferred stock, $.01 par value	—	—	—	—	—
Common stock, $.01 par value	2,531	—	—	—	2,531
Additional paid-in capital	5,068,602	—	—	—	5,068,602
Share purchase contract	(200,000)	—	—	—	(200,000)
Accumulated earnings	1,551,375	—	—	—	1,551,375
Accumulated other comprehensive income	52,897	—	—	—	52,897

Total stockholders' equity	6,475,405	—	—	—	6,475,405
Subsidiary equity	—	967,864	2,374,327	(3,342,191)	—

Total liabilities and stockholders' equity	$9,423,076	$1,268,990	$3,347,121	$(4,275,288)	$9,763,899

GENZYME CORPORATION AND SUBSIDIARIES

Notes to Unaudited, Consolidated Financial Statements (Continued)

16. Supplemental Guarantor Information (Continued)

GENZYME CORPORATION AND SUBSIDIARIES
Consolidating Statement of Operations for the Six Months Ended June 30, 2010
(Amounts In thousands, except par value amounts)

	Genzyme Corporation	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Total
Revenues:
Net product sales	$1,087,671	$39	$858,837	$—	$1,946,547
Net service sales	197,330	—	8,174	—	205,504
Research and development revenue	1,605	—	256	—	1,861

Total revenues	1,286,606	39	867,267	—	2,153,912

Operating costs and expenses:
Cost of products sold(1)	375,291	(18,252)	224,344	—	581,383
Cost of services sold	123,034	—	9,362	—	132,396
Selling, general and administrative	664,284	2,111	289,450	—	955,845
Research and development	306,262	45,172	95,054	—	446,488
Amortization of intangibles	106,103	—	32,772	—	138,875
Contingent consideration (income) expense	(92,731)	—	165,301	—	72,570

Total operating costs and expenses	1,482,243	29,031	816,283	—	2,327,557

Operating income (loss)	(195,637)	(28,992)	50,984	—	(173,645)

Other income (expenses):
Equity in income (loss) of equity method investments	(1,567)	—	—	—	(1,567)
Gain (loss) on investment in equity securities, net	(31,399)	—	—	—	(31,399)
Gain (loss) on acquisition of business	40,034	—	(40,034)	—	—
Other	(1,803)	—	1,557	—	(246)
Inter-subsidiary income (expense)	(34,785)	223,109	(188,324)	—	—
Investment income	334	5,317	733	—	6,384
Interest expense	(2,528)	—	2,528	—	—

Total other income (expenses)	(31,714)	228,426	(223,540)	—	(26,828)

Income (loss) before income taxes	(227,351)	199,434	(172,556)	—	(200,473)

(Provision for) benefit from income taxes	100,304	(83,942)	65,390	—	81,752

Income from subsidiaries	8,326			(8,326)	—

Net income (loss)	$(118,721)	$115,492	$(107,166)	$(8,326)	$(118,721)

(1)
Includes the net amounts of inter-subsidiary product revenues and cost of products sold.

GENZYME CORPORATION AND SUBSIDIARIES

Notes to Unaudited, Consolidated Financial Statements (Continued)

16. Supplemental Guarantor Information (Continued)

GENZYME CORPORATION AND SUBSIDIARIES
Consolidating Statements of Cash Flows for the Six Months Ended June 30, 2010
(Unaudited, amounts in thousands)

	Genzyme Corporation	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Total
Cash Flows from Operating Activities:
Net income (loss)	$(118,721)	$115,492	$(107,166)	$(8,326)	$(118,721)
Reconciliation of net income (loss) to cash flows from operating activities:
Depreciation and amortization	169,425	—	76,611	—	246,036
Stock-based compensation	77,807	—	14,583	—	92,390
Provision for bad debts	7,849	—	4,582	—	12,431
Contingent consideration expense	(92,731)	—	165,301	—	72,570
Intercompany	37,802	(164,383)	114,026	12,555	—
Equity in loss of equity method investments	1,567	—	—	—	1,567
Losses on investments in equity securities, net	(8,636)	—	40,035	—	31,399
Deferred income tax benefit	(133,376)	(4,431)	74,890	—	(62,917)
Tax benefit from employee stock-based compensation	28,392	—	—	—	28,392
Excess tax benefit from (provision for) stock-based compensation	5,372	—	—	—	5,372
Other	23,767	1,254	(21,707)	—	3,314
Increase (decrease) in cash from working capital changes (excluding impact of acquired assets and assumed liabilities):
Accounts receivable	(23,991)	(1)	(47,638)	—	(71,630)
Inventories	14,836	9,596	(71,588)	—	(47,156)
Other current assets	15,076	500	(36,080)	—	(20,504)
Accounts payable, accrued expenses and deferred revenue	88,102	8,144	36,369	—	132,615

Cash flows from operating activities	92,540	(33,829)	242,218	4,229	305,158

Cash Flows from Investing Activities:
Purchases of investments	—	(175,816)	—	—	(175,816)
Sales and maturities of investments	686	186,534	—	—	187,220
Purchases of equity securities	(4,030)	—	—	—	(4,030)
Proceeds from sales of investments in equity securities	4,134	—	—	—	4,134
Purchases of property, plant and equipment	(242,725)	—	(87,573)	—	(330,298)
Investments in equity method investment	(1,466)	—	—	—	(1,466)
Purchases of other intangible assets	(5,981)	—	(174)	—	(6,155)
Other	21,959	(22,254)	(7,366)	—	(7,661)

Cash flows from investing activities	(227,423)	(11,536)	(95,113)	—	(334,072)

Cash Flows from Financing Activities:
Proceeds from issuance of common stock	58,362	—	—	—	58,362
Repurchases of our common stock	(800,000)	—	—	—	(800,000)
Payments under shares purchase contract	(200,000)	—	—	—	(200,000)
Excess tax benefits from (provision for) stock-based compensation	(5,372)	—	—	—	(5,372)
Proceeds from issuance of debt, net	994,387	—	—	—	994,387
Payments of debt and capital lease obligations	(5,048)	499	—	—	(4,549)
Increase (decrease) in bank overdrafts	23,851	—	—	—	23,851
Payment of contingent consideration obligation	(27,087)	—	(34,249)	—	(61,336)
Other	797	(527)	669	—	939

Cash flows from financing activities	39,890	(28)	(33,580)	—	6,282

Effect of exchange rate changes on cash	4,089	—	(37,667)	(4,229)	(37,807)

Increase (decrease) in cash and cash equivalents	(90,904)	(45,393)	75,858	—	(60,439)
Cash and cash equivalents at beginning of period	358,759	103,119	280,368	—	742,246

Cash and cash equivalents at end of period	$267,855	$57,726	$356,226	$—	$681,807

 Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Genzyme Corporation:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Genzyme Corporation and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Annual Report on Internal Control over Financial Reporting" appearing under Item 9A (not presented herein). Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

        As discussed in Note O. to the consolidated financial statements, the Company changed the manner in which it accounts for unrecognized tax benefits in 2007.

        As discussed in Note C. to the consolidated financial statements, the Company changed the manner in which it accounts for business combinations in 2009.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        As described in Management's Annual Report On Internal Control Over Financial Reporting (not presented herein), management has excluded the commercial and development rights purchased from Bayer from its assessment of internal controls over financial reporting as of December 31, 2009 because they were acquired by the Company in a purchase business combination during 2009. We have also excluded the acquisition of the commercial and development rights from our audit of internal control over financial reporting. The rights acquired from Bayer are a component of the Company's Hematology and Oncology and Multiple Sclerosis reporting segments. Total inventories and total revenues related to these rights represent $47.8 million, or 8%, and $138.8 million, or 3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2009.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 26, 2010, except for Notes H. and Q. as to which the date is June 11, 2010, and except for Note T. as to which the date is September 3, 2010

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Income

(Amounts in thousands, except per share amounts)

	For the Years Ended December 31,
	2009	2008	2007
Revenues:
Net product sales	$4,076,665	$4,196,907	$3,457,778
Net service sales	418,518	366,091	326,326
Research and development revenue	20,342	42,041	29,415

Total revenues	4,515,525	4,605,039	3,813,519

Operating costs and expenses:
Cost of products sold	1,136,937	913,267	715,504
Cost of services sold	249,139	235,295	211,826
Selling, general and administrative	1,428,596	1,338,190	1,187,184
Research and development	865,257	1,308,330	737,685
Amortization of intangibles	266,305	226,442	201,105
Contingent consideration expense	65,584	—	—
Charge for impaired intangible assets	—	2,036	—
Purchase of in-process research and development	—	—	106,350

Total operating costs and expenses	4,011,818	4,023,560	3,159,654

Operating income	503,707	581,479	653,865

Other income (expenses):
Equity in income of equity method investments	—	201	7,398
Gain (loss) on investments in equity securities, net	(56)	(3,340)	13,067
Gain on acquisition of business	24,159	—	—
Other	(1,719)	356	3,295
Investment income	17,642	51,260	70,196
Interest expense	—	(4,418)	(12,147)

Total other income	40,026	44,059	81,809

Income before income taxes	543,733	625,538	735,674

Provision for income taxes	(121,433)	(204,457)	(255,481)

Net income	$422,300	$421,081	$480,193

Net income per share:
Basic	$1.57	$1.57	$1.82

Diluted	$1.54	$1.50	$1.74

Weighted average shares outstanding:
Basic	268,841	268,490	263,895

Diluted	274,071	285,595	280,767

Comprehensive income (loss), net of tax:
Net income	$422,300	$421,081	$480,193

Other comprehensive income (loss):
Foreign currency translation adjustments	67,879	(141,936)	149,425

Loss on affiliate sale of stock, net of tax	—	—	(72)

Pension liability adjustments, net of tax(1)	(14,511)	5,772	1,056

Unrealized gains (losses) on securities, net of tax:
Unrealized gains (losses) arising during the period, net of tax	(5,799)	5,039	18,050
Reclassification adjustment for gains included in net income, net of tax	(1,622)	(6,742)	(8,586)

Unrealized gains (losses) on securities, net of tax(2)	(7,421)	(1,703)	9,464

Other comprehensive income (loss)	45,947	(137,867)	159,873

Comprehensive income	$468,247	$283,214	$640,066

(1)
Tax amounts for all periods were not significant.

(2)
Net of $4.2 million of tax for the year ended December 31, 2009, $1.0 million of tax for the year ended December 31, 2008 and $(5.2) million of tax for the year ended December 31, 2007.

The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

(Amounts in thousands, except par value amounts)

	December 31,
	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	$742,246	$572,106
Short-term investments	163,630	57,507
Accounts receivable, net	899,731	1,036,940
Inventories	608,022	453,437
Other current assets	210,747	208,040
Deferred tax assets	178,427	188,105

Total current assets	2,802,803	2,516,135
Property, plant and equipment, net	2,809,349	2,306,567
Long-term investments	143,824	344,078
Goodwill	1,403,363	1,401,074
Other intangible assets, net	2,313,262	1,654,698
Deferred tax assets—noncurrent	376,815	269,237
Investments in equity securities	74,438	83,325
Other noncurrent assets	136,870	96,162

Total assets	$10,060,724	$8,671,276

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$189,629	$127,869
Accrued expenses	696,223	765,386
Deferred revenue	24,747	13,462
Current portion of contingent consideration obligations	161,365	—
Current portion of long-term debt and capital lease obligations	8,166	7,566

Total current liabilities	1,080,130	914,283
Long-term debt and capital lease obligations	116,434	124,341
Deferred revenue—noncurrent	13,385	13,175
Long-term contingent consideration obligations	853,871	—
Other noncurrent liabilities	313,252	313,484

Total liabilities	2,377,072	1,365,283

Commitments and contingencies (Note N)
Stockholders' equity:
Preferred stock, $0.01 par value	—	—
Common stock, $0.01 par value	2,657	2,707
Additional paid-in capital	5,688,741	5,779,279
Accumulated earnings	1,670,096	1,247,796
Accumulated other comprehensive income	322,158	276,211

Total stockholders' equity	7,683,652	7,305,993

Total liabilities and stockholders' equity	$10,060,724	$8,671,276

The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,
	2009	2008	2007
Cash Flows from Operating Activities:
Net income	$422,300	$421,081	$480,193
Reconciliation of net income to cash flows from operating activities:
Depreciation and amortization	456,364	374,664	338,196
Stock-based compensation	204,229	187,596	190,070
Provision for bad debts	18,856	12,983	9,665
Purchase of in-process research and development	—	—	106,350
Contingent consideration expense	65,584	—	—
(Gains) losses on investments in equity securities, net	56	3,340	(13,067)
Gain on acquisition of business	(24,159)	—	—
Deferred income tax benefit	(95,737)	(195,200)	(106,140)
Tax benefit from employee stock-based compensation	15,450	59,868	51,041
Excess tax benefits from stock-based compensation	(3,305)	(18,445)	(13,575)
Other	4,270	3,903	(6,199)
Increase (decrease) in cash from working capital changes (excluding impact of acquired assets and assumed liabilities):
Accounts receivable	99,374	(137,273)	(105,230)
Inventories	9,976	(4,700)	(15,011)
Other current assets	(1,469)	12,142	(23,897)
Accounts payable, accrued expenses and deferred revenue	7,248	39,216	26,276

Cash flows from operating activities	1,179,037	759,175	918,672

Cash Flows from Investing Activities:
Purchases of investments	(309,217)	(420,867)	(779,932)
Sales and maturities of investments	402,286	608,994	985,546
Purchases of equity securities	(14,844)	(88,656)	(21,994)
Proceeds from sales of investments in equity securities	10,478	8,594	20,712
Purchases of property, plant and equipment	(661,713)	(597,562)	(412,872)
Distributions from equity method investments	—	4,844	17,100
Acquisitions	(51,336)	(16,561)	(342,456)
Payment of note receivable from Dyax	—	—	7,771
Purchases of other intangible assets	(41,883)	(92,183)	(60,350)
Other	(5,195)	11,857	(4,581)

Cash flows from investing activities	(671,424)	(581,540)	(591,056)

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

(Amounts in thousands)

	For the Years Ended December 31,
	2009	2008	2007
Cash Flows from Financing Activities:
Proceeds from issuance of common stock	100,521	318,753	285,762
Repurchases of our common stock	(413,874)	(143,012)	(231,576)
Excess tax benefits from stock-based compensation	3,305	18,445	13,575
Payments of debt and capital lease obligations	(7,492)	(693,961)	(5,909)
Increase (decrease) in bank overdrafts	896	25,760	(5,910)
Payment of contingent consideration obligation	(26,417)	—	—
Other	6,445	7,772	8,681

Cash flows from financing activities	(336,616)	(466,243)	64,623

Effect of exchange rate changes on cash	(857)	(6,298)	(17,397)

Increase (decrease) in cash and cash equivalents	170,140	(294,906)	374,842
Cash and cash equivalents at beginning of period	572,106	867,012	492,170

Cash and cash equivalents at end of period	$742,246	$572,106	$867,012

Supplemental disclosures of cash flows:
Cash paid during the year for:
Interest, net of capitalized interest	$—	$1,799	$5,490
Income taxes	$185,981	$427,591	$447,566
Supplemental disclosures of non-cash transactions:
Strategic Transactions—Note C.
Property, Plant and Equipment—Note G.
Capital lease obligation for Genzyme Center—Note L.
Long-Term Debt—Note L.

        In conjunction with acquisitions completed in 2009 and 2007 (we did not complete any acquisitions in 2008), as described in Note C., "Strategic Transactions," we assumed the following net liabilities (amounts in thousands):

	For the Years Ended December 31,
	2009	2007
Net cash paid for acquisitions and acquisition costs	$(42,425)	$(342,456)
Contingent consideration obligations	(964,100)	—
Fair value of assets acquired	1,030,684	226,579
Accrual for dissenting shares	—	(16,128)
Acquired in-process research and development	—	125,500
Gain on acquisition of business	(24,159)	—
Goodwill	—	100,393
Liabilities for exit activities and integration	—	(2,671)
Income taxes payable	—	(72,461)
Net deferred tax assets (liabilities)	—	(8,210)

Net liabilities assumed	$—	$10,546

The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

(Amounts in thousands)

	Common Stock
				Notes Receivable from Stockholders		Accumulated Other Comprehensive Income
	Shares	Par Value	Additional Paid-In Capital		Accumulated Earnings		Total Stockholders' Equity
Balance, January 1, 2007	263,026	$2,630	$5,106,274	$(15,057)	$312,659	$254,205	$5,660,711
Stock issued through stock option and stock purchase plans	6,482	65	285,697	—	—	—	285,762
Tax benefit from stock option exercises	—	—	27,654	—	—	—	27,654
Stock-based compensation	—	—	189,661	—	—	—	189,661
Adoption of provisions of ASC 740, "Income Taxes"	—	—	6,933	—	33,863	—	40,796
Repurchases of our common stock	(3,500)	(35)	(231,541)	—	—	—	(231,576)
Foreign currency translation adjustments	—	—	—	—	—	149,425	149,425
Change in unrealized gains and losses on investments, net of tax	—	—	—	—	—	9,464	9,464
Loss on affiliate sale of stock, net of tax	—	—	—	—	—	(72)	(72)
Pension liability adjustment, net of tax	—	—	—	—	—	1,056	1,056
Other	—	—	476	(613)	—	—	(137)
Net income	—	—	—	—	480,193	—	480,193

Balance, December 31, 2007	266,008	2,660	5,385,154	(15,670)	826,715	414,078	6,612,937
Stock issued through stock option and stock purchase plans	6,682	67	318,686	—	—	—	318,753
Tax benefit from stock option exercises	—	—	31,526	—	—	—	31,526
Stock-based compensation	—	—	187,596	—	—	—	187,596
Repurchases of our common stock	(2,000)	(20)	(142,992)	—	—	—	(143,012)
Conversion of our convertible senior notes	40	—	2,825	—	—	—	2,825
Payments of notes receivable from stockholders	(26)	—	(1,974)	14,609	—	—	12,635
Foreign currency translation adjustments	—	—	—	—	—	(141,936)	(141,936)
Change in unrealized gains and losses on investments, net of tax	—	—	—	—	—	(1,703)	(1,703)
Pension liability adjustment, net of tax	—	—	—	—	—	5,772	5,772
Other	—	—	(68)	(413)	—	—	(481)
Net income	—	—	—	—	421,081	—	421,081

Balance, December 31, 2008	270,704	2,707	5,780,753	(1,474)	1,247,796	276,211	7,305,993
Stock issued through stock option and stock purchase plans	2,516	25	100,496	—	—	—	100,521
Tax benefit from stock option exercises	—	—	16,749	—	—	—	16,749
Stock-based compensation	—	—	204,602	—	—	—	204,602
Repurchases of our common stock	(7,500)	(75)	(413,799)	—	—	—	(413,874)
Payments of notes receivable from stockholders	(1)	—	(60)	1,474	—	—	1,414
Foreign currency translation adjustments	—	—	—	—	—	67,879	67,879
Change in unrealized gains and losses on investments, net of tax	—	—	—	—	—	(7,421)	(7,421)
Pension liability adjustment, net of tax	—	—	—	—	—	(14,511)	(14,511)
Net income	—	—	—	—	422,300	—	422,300

Balance, December 31, 2009	265,719	$2,657	$5,688,741	$—	$1,670,096	$322,158	$7,683,652

The accompanying notes are an integral part of these consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

        We are a global biotechnology company dedicated to making a major impact on the lives of people with serious diseases. Our products and services are focused on rare inherited disorders, kidney disease, orthopaedics, cancer, transplant and immune disease, and diagnostic testing. Our commitment to innovation continues today with a substantial development program focused on these fields, as well as cardiovascular disease, neurodegenerative diseases, and other areas of unmet medical need.

        We are organized into five financial reporting units, which we also consider to be our reporting segments:

  •
  Personalized Genetic Health, which develops, manufactures and distributes therapeutic products with a focus on products to treat patients suffering from genetic diseases and other chronic debilitating diseases, including a family of diseases known as lysosomal storage disorders, or LSDs, and cardiovascular disease. The unit derives substantially all of its revenue from sales of Cerezyme, Fabrazyme, Myozyme, Aldurazyme and Elaprase and royalties earned on sales of Welchol;

  •
  Renal and Endocrinology, which develops, manufactures and distributes products that treat patients suffering from renal diseases, including chronic renal failure, and endocrine and immune-mediated diseases. The unit derives substantially all of its revenue from sales of Renagel/Renvela (including sales of bulk sevelamer), Hectorol and Thyrogen;

  •
  Biosurgery, which develops, manufactures and distributes biotherapeutics and biomaterial-based products, with an emphasis on products that meet medical needs in the orthopaedics and broader surgical areas. The unit derives substantially all of its revenue from sales of Synvisc/Synvisc-One and the Sepra line of products;

  •
  Hematology and Oncology, which develops, manufactures and distributes products for the treatment of cancer, the mobilization of hematopoietic stem cells and the treatment of transplant rejection and other hematologic and auto-immune disorders. The unit derives substantially all of its revenue from sales of Mozobil, Thymoglobulin, Clolar, Campath, Fludara and Leukine; and

  •
  Multiple Sclerosis, which is developing a product for the treatment of MS.

        Based on changes in how we review our business, we re-allocated certain of our business units among our segments and adopted new names for certain of our reporting segments. Specifically:

  •
  our former Genetic Diseases reporting segment is now referred to as "Personalized Genetic Health," or "PGH," and now includes our cardiovascular business unit, which previously was reported under the caption "Cardiometabolic and Renal," and our Welchol product line, which previously was reported as part of our bulk pharmaceuticals business unit under the caption "Other;"

  •
  our former Cardiometabolic and Renal reporting segment is now referred to as "Renal and Endocrinology" and now includes our immune-mediated diseases business unit, which previously was reported under the caption "Other," but no longer includes our cardiovascular business unit; and

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  •
  our former Hematologic Oncology segment is now referred to as "Hematology and Oncology" and now includes our transplant business unit, which previously was reported under the caption "Other," but no longer includes our MS business unit, which is now reported as a separate reporting segment called "Multiple Sclerosis."

        We report the activities of the following business units under the caption "Other": our genetic testing business unit, which provides testing services for the oncology, prenatal and reproductive markets; and our diagnostic products and pharmaceutical intermediates business units. These operating segments did not meet the quantitative threshold for separate segment reporting.

        We report our corporate, general and administrative operations and corporate science activities under the caption "Corporate."

        We have revised our 2008 and 2007 segment disclosures to conform to our 2009 presentation.

Basis of Presentation and Principles of Consolidation

        Our consolidated financial statements include the accounts of our wholly owned and majority owned subsidiaries. We also consolidate certain variable interest entities for which we are the primary beneficiary. For consolidated subsidiaries in which we own less than a 100% interest, we record minority interest expense in "Other" in our consolidated statements of operations (representing the ownership interest of the minority owner) because the amount was immaterial for all periods presented. We account for investments in entities not subject to consolidation using the equity method of accounting if we have a substantial ownership interest (20% to 50%) in or exercise significant influence over the entity. Our consolidated net income includes our share of the earnings and losses of these entities. All intercompany accounts and transactions have been eliminated in consolidation.

Dividend Policy

        We have never paid a cash dividend on shares of our stock. We currently do not anticipate paying any cash dividends on our stock in the foreseeable future.

Use of Estimates

        Under U.S. GAAP, we are required to make certain estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities in our consolidated financial statements. Our actual results could differ from these estimates.

Cash and Cash Equivalents

        We value our cash and cash equivalents at cost plus accrued interest, which we believe approximates their market value. Our cash equivalents consist principally of money market funds at December 31, 2009, but can consist of corporate, government, agency and municipal notes with original maturities of three months or less at any time. We generally invest our cash in investment-grade securities to mitigate risk.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements

Definition and Hierarchy

        Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, we are permitted to use various valuation approaches, including market, income and cost approaches. We are required to follow an established fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.

        The fair value hierarchy is broken down into three levels based on the reliability of inputs. We have categorized our fixed income, equity securities, derivatives and contingent consideration obligations within the hierarchy as follows:

  •
  Level 1—These valuations are based on a "market approach" using quoted prices in active markets for identical assets. Valuations of these products do not require a significant degree of judgment. Assets utilizing Level 1 inputs include money market funds, U.S. government securities, bank deposits and exchange-traded equity securities;

  •
  Level 2—These valuations are based primarily on a "market approach" using quoted prices in markets that are not very active, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Fixed income assets utilizing Level 2 inputs include U.S. agency securities, including direct issuance bonds and mortgage-backed securities, asset-backed securities, corporate bonds and commercial paper. Derivative securities utilizing Level 2 inputs include foreign exchange forward contracts; and

  •
  Level 3—These valuations are based on various approaches using inputs that are unobservable and significant to the overall fair value measurement. Certain assets and liabilities are classified within Level 3 of the fair value hierarchy because they have unobservable value drivers and, therefore, have little or no transparency. The fair value measurement of the contingent consideration obligations related to the acquisition from Bayer is valued using Level 3 inputs.

Valuation Techniques

        Fair value is a market-based measure considered from the perspective of a market participant who would buy the asset or assume the liability rather than our own specific measure. All of our fixed income securities are priced using a variety of daily data sources, largely readily-available market data and broker quotes. To validate these prices, we compare the fair market values of our fixed income investments using market data from observable and corroborated sources. We also perform the fair value calculations for our derivative and equity securities using market data from observable and corroborated sources. In periods of market inactivity, the observability of prices and inputs may be reduced for certain instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments

        We can invest our excess cash balances on a global basis in short-term and long-term marketable debt securities, which can consist of corporate, government, agency and municipal notes. As part of our strategic relationships, we may also invest in equity securities of other biotechnology companies, some of which are currently, or have been in the past, considered related parties. Other investments are accounted for as described below.

        We classify all of our:

  •
  marketable equity investments as available-for-sale; and

  •
  investments in marketable debt securities as either held-to-maturity or available-for-sale based on facts and circumstances present at the time we purchase the securities.

As of each balance sheet date presented, we classified all of our investments in debt securities as available-for-sale. We report available-for-sale investments at fair value as of each balance sheet date and include any unrealized holding gains and losses (the adjustment to fair value) in accumulated other comprehensive income (loss) in stockholders' equity. Realized gains and losses are determined on the specific identification method and are included in investment income. We classify our investments with remaining maturities of twelve months or less as short-term investments exclusive of those categorized as cash equivalents. We classify our investments with remaining maturities of greater than twelve months as long-term investments, unless we expect to sell the investment in less than 1 year. Investments in equity securities for which fair value is not readily determinable or which are subject to trading restrictions for more than one year are carried at cost, subject to review for impairment.

        In April 2009, we implemented a newly issued accounting standard which provides guidance for the recognition, measurement and presentation of other-than-temporary impairments. This newly issued standard amended the other-than-temporary impairment model for debt securities and requires additional disclosures regarding the calculation of credit losses and the factors considered in reaching a conclusion that an investment is other-than-temporarily impaired. The impairment model for equity securities was not affected.

        Prior to our adoption of this new accounting standard, if any adjustment to fair value reflected a decline in the value of the investment, we considered all available evidence to evaluate the extent to which the decline was "other than temporary" and marked the investment to market through a charge to our statement of operations. Under the new accounting standards, we are required to recognize an other-than-temporary impairment through earnings if we have the intent to sell the debt security or if it is more likely than not that we will be required to sell the debt security before recovery of our amortized cost basis. However, even if we do not expect to sell a debt security, we must evaluate expected cash flows to be received to determine if a credit loss has occurred. In the event of an other than temporary impairment, only the amount associated with the credit loss is recognized in income. The amount of losses relating to other factors, including those resulting from changes in interest rates, are recorded in accumulated other comprehensive income. The adoption of this guidance did not have a material impact on our financial position or results of operations.

        For additional information on our investments, please read Note I., "Investments in Marketable Securities and Equity Investments," and Note J., "Equity Method Investments."

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories

        We value inventories at cost or, if lower, fair value. We determine cost using the first-in, first-out method.

        We analyze our inventory levels quarterly and write down to its net realizable value:

  •
  inventory that has become obsolete;

  •
  inventory that has a cost basis in excess of its expected net realizable value;

  •
  inventory in excess of expected requirements; and

  •
  expired inventory.

        We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory prior to regulatory approval of the product or the manufacturing facility where it is produced. The determination for capitalization is based on our judgment of probable future approval, commercial success and realizable value. Such judgment incorporates our knowledge and assessment of the regulatory review process for the product and manufacturing process, our required investment in the product or facility, market conditions, competing products and our economic expectations for the product post-approval relative to the risk of manufacturing the product prior to approval. In no event is inventory capitalized prior to completion of a phase 3 clinical trial and the completion of a series of successful validations runs from the facility. At the completion of these events, the product and the manufacturing process have reached technological feasibility, upon which we believe the likelihood of obtaining regulatory approval is high and probable future economic benefit in the product exists. If a product is not approved for sale or a manufacturing facility does not receive approval, it would likely result in the write off of the inventory and a charge to earnings.

Property, Plant and Equipment

        We record property, plant and equipment at cost. When we dispose of these assets, we remove the related cost and accumulated depreciation and amortization from the related accounts on our balance sheet and include any resulting gain or loss in our statement of operations.

        We generally compute depreciation using the straight-line method over the estimated useful lives of the assets. We compute economic lives as follows:

  •
  plant and equipment—three to fifteen years;

  •
  furniture and fixtures—five to seven years; and

  •
  buildings—twenty to forty years.

        We evaluate the remaining life and recoverability of this equipment periodically based on the appropriate facts and circumstances.

        We amortize leasehold improvements and assets under capital leases over their useful life or, if shorter, the term of the applicable lease.

        We capitalize certain computer software and software development costs incurred in connection with developing or obtaining computer software for internal use. Capitalized software costs are included in property, plant and equipment, net on our consolidated balance sheet and amortized on a

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

straight-line basis over the estimated useful lives of the software, which generally do not exceed 10 years.

        For products we expect to commercialize, we capitalize, to construction-in-progress, the costs we incur in validating facilities and equipment. We begin this capitalization when the validation process begins, provided that the product to be manufactured has demonstrated technological feasibility, and end this capitalization when the asset is substantially complete and ready for its intended use. These capitalized costs include incremental labor and direct material, and interest. We depreciate these costs using the straight-line method.

        Costs of idle production facilities, including related depreciation, are charged directly to cost of products sold.

Goodwill and Other Intangible Assets

        Our intangible assets consist of:

  •
  goodwill;

  •
  purchased technology rights;

  •
  patents, trademarks and trade names;

  •
  license fees;

  •
  distribution rights;

  •
  customer lists;

  •
  covenants not to compete; and

  •
  IPR&D acquired after January 1, 2009.

        We are required to perform impairment tests related to our goodwill annually and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable. We complete our annual impairment test in the third quarter of each year.

        We amortize intangible assets using the straight-line method over their estimated useful lives, which range between 1 and 15 years or, using the economic use method if that method results in significantly greater amortization than the straight-line method.

        For certain acquired intangible assets, we may be required to make additional payments contingent upon meeting certain sales targets. We record amortization expense for these intangibles based on estimated future sales of the related products and include in the determination of amortization all contingent payments that we believe are probable of being made. We apply this amortization model to our Synvisc distribution rights (acquired from Wyeth), our license agreement with Synpac related to Myozyme patent and technology rights and our technology intangible assets for Fludara related to our acquisition from Bayer. We review the sales forecasts of these products on a quarterly basis and assess the impact changes in the forecasts have on the rate of amortization and the likelihood that contingent payments will be made. Adjustments to amortization expense resulting from changes in estimated sales are reflected prospectively.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting for the Impairment of Long-Lived Assets

        We periodically evaluate our long-lived assets for potential impairment. We perform these evaluations whenever events or changes in circumstances suggest that the carrying amount of an asset or group of assets is not recoverable. Indicators of potential impairment include:

  •
  a significant change in the manner in which an asset is used;

  •
  a significant decrease in the market value of an asset;

  •
  a significant adverse change in its business or the industry in which it is sold; and

  •
  a current period operating cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the asset.

        If we believe an indicator of potential impairment exists, we test to determine whether impairment recognition criteria have been met. We charge impairments of the long-lived assets to operations if our evaluations indicate that the carrying value of these assets is not recoverable.

Translation of Foreign Currencies

        We translate the financial statements of our foreign subsidiaries from local currency into U.S. dollars using:

  •
  the current exchange rate at each balance sheet date for assets and liabilities;

  •
  the average exchange rate prevailing during each period for revenues and expenses; and

  •
  the historical exchange rate for our investments in our foreign subsidiaries.

        We consider the local currency for all of our foreign subsidiaries to be the functional currency for that subsidiary. As a result, we include translation adjustments for these subsidiaries in stockholders' equity. We also record in stockholders' equity, exchange gains and losses on intercompany balances that are of a long-term investment nature. Our stockholders' equity includes net cumulative foreign currency translation gains of $336.9 million at December 31, 2009 and $263.1 million at December 31, 2008. Gains and losses, net of tax, on all other foreign currency transactions, including gains and losses attributable to foreign exchange forward contracts, are included in SG&A in our results of operations and were a net loss of $(7.3) million for fiscal year 2009, a net loss of $(18.3) million for fiscal year 2008 and a net gain of $5.8 million for fiscal year 2007.

Derivative Instruments

        We are required to recognize all derivative instruments as either assets or liabilities in our consolidated balance sheets and measure those instruments at fair value. Subsequent changes in fair value are reflected in current earnings or other comprehensive income (loss), depending on whether a derivative instrument is designated as part of a hedge relationship and, if it is, the type of hedge relationship.

Defined Benefit Plan Accounting

        We are required to recognize the overfunded or underfunded status of any pension or other postretirement plans we may have as a net asset or a net liability on our statement of financial position

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

and to recognize changes in that funded status in the year in which the changes occur as an adjustment to accumulated other comprehensive income in stockholders' equity. Currently, we have defined benefit pension plans for certain of our foreign subsidiaries and a defined benefit postretirement plan for one of our U.S. subsidiaries, which has been frozen since 1995 and is not significant. Actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized for our defined benefit pension plans under previous accounting standards must be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic benefit cost. In addition, the measurement date, which is the date at which the benefit obligation and plan assets are measured, is as of our fiscal year end, which is December 31.

        Accounting for our defined benefit plans requires management make certain assumptions relating to the following:

  •
  long-term rate of return on plan assets;

  •
  discount rates used to measure future obligations and interest expense;

  •
  salary scale inflation rates; and

  •
  other assumptions based on the terms of each individual plan.

        We obtained actuarial reports to compute the amounts of liabilities and expenses relating to the majority of our plans subject to the assumptions that management selects as of the beginning of the plan year. Management reviews the long-term rate of return, discount, and salary scale inflation on an annual basis and makes modifications to the assumptions based on current rates and trends as appropriate.

Revenue Recognition

        We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been shipped, title and risk of loss have passed to the customer and collection from the customer is reasonably assured. For sales to distributors that do not or can not bear the risk of loss, we recognize revenue when the product is sold through to hospitals or other healthcare providers. We recognize revenue from service sales, such as Carticel services and genetic testing services, when we have finished providing the service. We recognize the revenue from the contracts to perform research and development services and selling and marketing services over the term of the applicable contract and as we complete our obligations under that contract. We recognize nonrefundable, upfront license fees over the related performance period or when we have no remaining performance obligations.

        Revenue from milestone payments for which we have no continuing performance obligations is recognized upon achievement of the related milestone. When we have continuing performance obligations, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations.

        We evaluate revenue from agreements that have multiple elements to determine whether the components of the arrangement represent separate units of accounting. To recognize a delivered item in a multiple element arrangement, it is required that the delivered items have value to the customer on a stand alone basis, be objective and reliable evidence of fair value of the undelivered items and

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

that delivery or performance is probable and within our control for any delivered items that have a right of return.

        We follow the issued guidance in the presentation of revenues and direct costs of revenues. This guidance requires us to assess whether we act as a principal in the transaction or as an agent acting on behalf of others. We record revenue transactions gross in our statements of operations if we are deemed the principal in the transaction, which includes being the primary obligor and having the risks and rewards of ownership.

        We receive royalties related to the manufacture, sale or use of our products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, we recognize revenue based on estimates of royalties earned during the applicable period and adjust for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, we recognize revenue upon receipt of royalty statements from the licensee.

        We record allowances for product returns, rebates payable to Medicaid, managed care organizations or customers, chargebacks and sales discounts. These allowances are recorded as a reduction to revenue at the time product sales are recorded. These amounts are based on our historical activity, estimates of the amount of product in the distribution channel and the percent of end-users covered by Medicaid or managed care organizations. We record consideration paid to a customer or reseller of our products as a reduction of revenue unless we receive an identifiable and separable benefit for the consideration, and we can reasonably estimate the fair value of the benefit received. If both conditions are met, we record the consideration paid to the customer as an expense.

        We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers was to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

Stock-Based Compensation

        All stock-based awards to non-employees are accounted for at their fair value. We periodically grant awards, including stock options, time vesting restricted stock, or RS, or time vesting RSUs, under our employee and director equity plans. We record the estimated fair value of awards granted as stock-based compensation expense in our consolidated statements of operations over the requisite service period, which is generally the vesting period. Where awards are made with non-substantive vesting periods, such as where a portion of the award vests upon retirement eligibility, we estimate and recognize expense based on the period from the grant date to the date on which the employee is retirement eligible.

        The fair values of our stock option grants are estimated as of the date of grant using a Black-Scholes option valuation model. The estimated fair values of the stock options, including the effect of estimated forfeitures, are then expensed over the options' vesting periods. The fair values of our time vesting restricted stock awards are based on the market value of our stock on the date of grant. Compensation expense for time vesting RSUs are recognized over the applicable service period, adjusted for the effect of estimated forfeitures.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        We have an ESPP under which participating employees are allowed to purchase shares of our common stock at a discount. The purchase price of common stock under our ESPP is equal to 85% of the fair market value of Genzyme Stock at the beginning of an enrollment period or the purchase date. The fair value of the discounted purchases made under our ESPP is calculated using the Black-Scholes model. The fair value of the look-back provision plus the 15% discount is recognized as compensation expense over the purchase period. We apply a graded vesting approach since our ESPP provides for multiple purchase periods and is, in substance, a series of linked awards.

Research and Development

        We expense internal and external research and development costs, including costs of funded research and development arrangements, in the period incurred. We also expense the cost of purchased technology in the period of purchase if we believe that the technology has not demonstrated technological feasibility and that it does not have an alternative future use.

Income Taxes

        We use the asset and liability method of accounting for deferred income taxes. We are subject to income taxes in both the United States and numerous foreign jurisdictions; however, our most significant tax jurisdictions are the U.S. federal and states. Significant judgments, estimates and assumptions regarding future events, such as the amount, timing and character of income, deductions and tax credits, are required in the determination of our provision for income taxes and whether valuation allowances are required against deferred tax assets. These judgments, estimates and assumptions involve:

  •
  interpreting the tax laws in various jurisdictions in which we operate;

  •
  analyzing changes in tax laws, regulations, and treaties, foreign currency exchange restrictions; and

  •
  estimating our levels of income, expenses and profits in each jurisdiction and the potential impact of that income on the tax liability in any given year.

        We operate in many jurisdictions where the tax laws relating to the pricing of transactions between related parties are open to interpretation, which could potentially result in tax authorities asserting additional tax liabilities with no offsetting tax recovery in other countries.

        We recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained based on the technical merits of the tax position. The tax benefits recognized in our consolidated financial statements from such a position are measured on the largest amount, using the cumulative probability measure, which is likely to be ultimately realized. If an uncertain tax position does not meet the more likely than not threshold, it will only be recognized in the first period in which the more likely than not threshold is met, the matter is ultimately settled through negotiation or litigation or the statute of limitations for the relevant taxing authority to examine and challenge the matter has expired. See Note O., "Income Taxes," included in this prospectus for more information regarding the impact the recognition of the tax benefit from an uncertain tax position had on our results of operations, financial condition and liquidity.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        We continue to recognize interest relating to unrecognized tax benefits within our provision for income taxes but have not recorded any amounts related to potential penalties. The amounts of accrued interest related to unrecognized tax benefits within our provision for income taxes for the years ended December 31, 2009 and 2008 were not significant.

Comprehensive Income (Loss)

        Comprehensive income (loss) consists of net income or loss and all changes in equity from non-shareholder sources, including changes in unrealized gains and losses on investments, foreign currency translation adjustments and liabilities for pension obligations, net of taxes.

Net Income (Loss) Per Share

        To calculate base earnings per share, we divide our earnings by the weighted average number of outstanding shares during the applicable period. To calculate diluted earnings per share, we also include in the denominator all potentially dilutive securities outstanding during the applicable period unless inclusion of such securities is anti-dilutive.

Recent Accounting Pronouncements

        Periodically, accounting pronouncements and related information on the adoption, interpretation and application of U.S. GAAP are issued or amended by the FASB or other standard setting bodies.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Changes to the ASC are communicated through ASU's. The following table shows FASB ASU's recently issued that could affect our disclosures, and our position for adoption:

Accounting Standards Update	Relevant Requirements of Accounting Standards Update	Issued Date/ Our Effective Dates	Status
ASC 860-20, "Accounting for Transfers of Financial Assets."	Update improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets.	Issued June 2009. Effective for the first annual reporting period that begins after November 15, 2009.	We adopted the update as of January 1, 2010. We do not expect the adoption of this pronouncement to have any affect on our consolidated financial statements.
ASC 810-20, "Control of Partnerships and Similar Entities."	Update improves financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements.	Issued June 2009. Effective for the first annual reporting period that begins after November 15, 2009.	We will adopt this update in the second quarter of 2010. We are currently assessing the impact the provisions of this update will have, if any, on our consolidated financial statements.
ASU No. 2009-13 "Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force."

Establishes the accounting and reporting guidance for arrangements under which a vendor will perform multiple revenue-generating activities. Specifically, the provisions of this update address how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting.

Issued October 2009. Effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted.

We will adopt the provisions of this update for the first quarter of 2011. We are currently assessing the impact the provisions of this update will have, if any, on our consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Standards Update	Relevant Requirements of Accounting Standards Update	Issued Date/ Our Effective Dates	Status
ASU No. 2009-17 "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities."

This update consists of amendments to ASC 810, "Consolidation," which change how a company determines when an entity that is insufficiently capitalized or is not controlled through voting should be consolidated. This is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance.

		Issued December 2009. Effective the first interim or annual reporting period after December 15, 2009.	We will adopt the provisions of this update for the first quarter of 2010. We do not expect the provisions of this update to have a material impact on our consolidated financial statements.
ASU No. 2010-02 "Accounting and Reporting for Decreases in Ownership of a Subsidiary—a Scope Clarification."	Amends ASC 810-10, "Consolidation," and related guidance within U.S. GAAP to clarify what the scope of the decrease in ownership of subsidiaries does and does not apply to.	Issued January 2010. Effective the first interim or annual reporting period after December 15, 2009.

We will adopt the provisions of this update for the first quarter of 2010. We are currently assessing the impact the provisions of this update will have, if any, on our consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Standards Update	Relevant Requirements of Accounting Standards Update	Issued Date/ Our Effective Dates	Status
ASU No. 2010-06 "Improving Disclosures about Fair Value Measurements."

Requires new disclosures and clarifies some existing disclosure requirements about fair value measurements codified within ASC 820, "Fair Value Measurements and Disclosures," including significant transfers into and out of Level 1 and Level 2 investments of the fair value hierarchy. Also requires additional information in the roll forward of Level 3 investments including presentation of purchases, sales, issuances, and settlements on a gross basis. Further clarification for existing disclosure requirements provides for the disaggregation of assets and liabilities presented, and the enhancement of disclosures around inputs and valuation techniques.

Issued January 2010. Effective for the first interim or annual reporting period beginning after December 15, 2009, except for the additional information in the roll forward of Level 3 investments. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim reporting periods within those fiscal years.

We will adopt the provisions of this update for the first quarter of 2010. We are currently assessing the impact the provisions of this update will have, if any, on our consolidated financial statements.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE B. NET INCOME PER SHARE

        The following table sets forth our computation of basic and diluted net income per share (amounts in thousands, except per share amounts):

	For the Years Ended December 31,
	2009	2008	2007
Net income	$422,300	$421,081	$480,193
Effect of dilutive securities:
Interest expense and debt fee amortization, net of tax, related to our 1.25% convertible senior notes	—	6,915	7,543

Net income—diluted	$422,300	$427,996	$487,736

Shares used in computing net income per common share—basic	268,841	268,490	263,895
Effect of dilutive securities(1):
Shares issuable upon the assumed conversion of our 1.25% convertible senior notes	—	8,851	9,686
Stock options(2)	3,719	7,286	7,039
Restricted stock units	1,501	700	11
Other	10	268	136

Dilutive potential common shares	5,230	17,105	16,872

Shares used in computing net income per common share—diluted(1)(2)	274,071	285,595	280,767

Net income per share:
Basic	$1.57	$1.57	$1.82

Diluted	$1.54	$1.50	$1.74

(1)
Prior to January 1, 2009, the shares issuable upon redemption of $690.0 million in principal of our 1.25% convertible senior notes were included in diluted weighted average shares outstanding for purposes of computing diluted earnings per share, unless the effect was anti-dilutive. We redeemed these notes, primarily for cash, on December 1, 2008.

(2)
We did not include the securities described in the following table in the computation of diluted earnings per share because these securities were anti-dilutive during each such period (amounts in thousands):

	For the Years Ended December 31,
	2009	2008	2007
Shares of Genzyme Stock issuable upon exercise of outstanding options	18,047	3,816	12,262

NOTE C. STRATEGIC TRANSACTIONS

        Effective January 1, 2009, we account for business combinations completed on or after January 1, 2009 in accordance with the revised guidance for accounting for business combinations, which modifies the criteria that must be met to qualify as a business combination and prescribes new accounting

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE C. STRATEGIC TRANSACTIONS (Continued)

requirements. Among various other requirements and differences, the following table illustrates how we account for specific elements of our business combinations prior to and on or after January 1, 2009:

Element	Prior to January 1, 2009	On or after January 1, 2009
Transaction costs	• Capitalized as cost of acquisition	• Expensed as incurred
Exit/Restructuring costs	• Capitalized as cost of acquisition if certain criteria were met	• Expensed as incurred at or subsequent to acquisition date
IPR&D	• Measured at fair value and expensed on acquisition date, or capitalized as an intangible asset if certain criteria were met	• Measured at fair value and capitalized as an intangible asset and tested for impairment until completion of program
• Amortized from date of completion over estimated useful life
Contingent consideration	• Recorded at acquisition date only to the extent of negative goodwill	• Measured at fair value and recorded on acquisition date
	• Capitalized as cost of acquisition when contingency was resolved	• Re-measured in subsequent periods with an adjustment to earnings
• No subsequent re-measurement
Negative goodwill (excess of the value of acquired assets over consideration transferred)	• Offset other long-lived intangibles acquired	• Recognized as a gain in earnings
Changes in deferred tax assets and valuation allowances	• Recorded as adjustments to goodwill	• Recorded as tax expense
Adjustments to acquisition accounting	• Recorded in the current period financial statements	• Recorded as adjustments to prior period financial statements

        We classify nonrefundable fees paid outside of a business combination for the acquisition or licensing of products that have not received regulatory approval and have no future alternative use as research and development expense.

2009:

Acquisition of Assets from Targeted Genetics Corporation

        On September 8, 2009, we entered into an agreement with Targeted Genetics Corporation to acquire certain gene therapy manufacturing assets for $7.0 million. We acquired intellectual property,

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE C. STRATEGIC TRANSACTIONS (Continued)

equipment and materials used in manufacturing AAV vectors. We paid Targeted Genetics Corporation a nonrefundable upfront payment of $3.5 million in September 2009 and an additional $2.5 million in the fourth quarter of 2009 as certain technology transfer-based milestones were achieved. The remaining $1.0 million of technology transfer-based milestone payments were paid in January 2010. The purchased assets did not qualify as a business combination and have not reached technological feasibility, nor have alternative future use. Therefore we recorded a total of $7.0 million as a charge to research and development expenses for our Personalized Genetic Health reporting segment in our consolidated statements of operations in 2009.

Acquisition from Bayer

        On May 29, 2009, we completed a transaction with Bayer to:

  •
  exclusively license worldwide rights to commercialize alemtuzumab for MS;

  •
  exclusively license worldwide rights to Campath;

  •
  exclusively license Bayer's worldwide rights to the oncology products Fludara and Leukine; and

  •
  acquire a new Leukine manufacturing facility located in Lynnwood, Washington, contingent upon the facility receiving FDA approval, which is expected in 2011.

        Prior to this transaction, we shared with Bayer the development and certain commercial rights to alemtuzumab for MS and Campath and received two-thirds of Campath net profits on U.S. sales and a royalty on foreign sales. Under our new arrangement with Bayer, prior to regulatory approval of alemtuzumab for MS, we have primary responsibility for the product's development while Bayer continues to fund development at the levels specified under the previous agreement and participates in a development steering committee. We have worldwide commercialization rights, with Bayer retaining an option to co-promote alemtuzumab for MS. In exchange for the above, Bayer is eligible to receive the following contingent purchase price payments:

  •
  a percentage of revenues from sales of alemtuzumab for MS capped at a total compensation of $1.25 billion or ten years, whichever comes first;

  •
  a percentage of the combined revenues from sales of Campath, Fludara and Leukine capped at a total compensation of $500.0 million or eight years, whichever comes first;

  •
  sales-based milestone payments determined as a percentage of annual worldwide revenues of alemtuzumab for MS beginning in 2021 if certain minimum annual revenue targets are achieved, provided that we do not exercise our right to buyout such potential future milestones in 2020 for a one-time payment of up to $900.0 million;

  •
  up to $150.0 million if certain annual combined revenues of Campath, Fludara and Leukine are reached beginning in 2011; and

  •
  between $75.0 million and $100.0 million for the Leukine manufacturing facility, following the receipt of FDA approval of the facility.

        We are using Bayer for certain transition services and are purchasing commercial supply of Fludara and Leukine from Bayer. We have employed certain members of Bayer's commercial teams for all three products and have an opportunity to employ certain members of Bayer's manufacturing team if

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE C. STRATEGIC TRANSACTIONS (Continued)

we acquire the Leukine facility. The transaction has been accounted for as a business combination and is included in our results of operations beginning on May 29, 2009, the date of acquisition. The results for the acquired products are included in our Hematology and Oncology and Multiple Sclerosis reporting segments. The fair value of the consideration and acquired assets at the date of acquisition consisted of the following (amounts in thousands):

Cash, net of refundable cash deposits	$42,425
Contingent consideration obligations	964,100

Total fair value of total consideration	$1,006,525

Inventory	$136,400
Developed technology:
Fludara (to be amortized over 5 years)	182,100
Campath (to be amortized over 10 years)	71,000
Leukine (to be amortized over 12 years)	8,272
IPR&D—alemtuzumab for MS	632,912

Total fair value of assets acquired	1,030,684

Gain on acquisition of business	$24,159

        At closing, we paid a total of $113.2 million to Bayer, of which $70.8 million was refundable. The remaining nonrefundable amount of $42.4 million represents a payment for acquired inventory. A total of $61.8 million of the refundable amount was received in 2009. As of December 31, 2009, $8.9 million remains due from Bayer. The contingent consideration obligations are net of the continued funding expected to be received from Bayer for the development of alemtuzumab for MS. We determined the fair value of the contingent consideration obligations based on a probability-weighted income approach derived from revenue estimates and probability assessment with respect to regulatory approval of alemtuzumab for MS. The fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement. The resultant probability-weighted cash flows were then discounted using discount rates of 11% for Campath, Fludara and Leukine and 13% for alemtuzumab for MS.

        Of the $964.1 million total contingent consideration obligations recorded as of the acquisition date, $529.1 million related to Campath, Fludara and Leukine, and $435.0 million related to alemtuzumab for MS. Each period we revalue the contingent consideration obligations to their then fair value and record increases in the fair value as contingent consideration expense and decreases in the fair value as a reduction of contingent consideration expense. Increases or decreases in the fair value of the contingent consideration obligations can result from changes in discount periods and rates, changes in the timing and amount of revenue estimates and changes in probability adjustments with respect to regulatory approval of alemtuzumab for MS.

        As of December 31, 2009, the fair value of the total contingent consideration obligations was $1.02 billion primarily due to changes in discount periods and management estimates. Accordingly, we recorded contingent consideration expense in our consolidated statements of operations of $65.6 million in 2009. As of December 31, 2009, we have paid $36.4 million in contingent consideration payments to Bayer and have received $10.0 million in funding from Bayer for the development of alemtuzumab for MS since May 29, 2009.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE C. STRATEGIC TRANSACTIONS (Continued)

        At the date of acquisition, alemtuzumab for MS had not reached technological feasibility nor had an alternative future use and is therefore considered to be IPR&D. We recorded the fair value of the purchase price attributable to IPR&D as an indefinite-lived intangible asset. We will test the asset annually for impairment, or earlier if conditions warrant. Amortization of this asset will begin upon regulatory approval based on the then estimated useful life of the asset.

        The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from the project once it has reached technological feasibility. We used a discount rate of 16% and cash flows that have been probability-adjusted to reflect the risks of advancement through the product approval process, which we believe are appropriate and representative of market participant assumptions. In estimating future cash flows, we also considered other tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value these assets.

        The fair value of the identifiable assets acquired in this transaction of $1.03 billion exceeded the fair value of the purchase price of $1.01 billion. As a result, we recognized a gain on acquisition of business of $24.2 million in our consolidated statements of operations in 2009.

        SG&A in our 2009 consolidated statements of operations include approximately $5 million of acquisition-related costs, primarily legal fees, associated with the Bayer transaction.

Purchase of Intellectual Property from EXACT Sciences

        On January 27, 2009, we purchased certain intellectual property in the fields of prenatal testing and reproductive health from EXACT Sciences for our genetics business unit and 3,000,000 shares of EXACT Sciences common stock. We paid EXACT Sciences total cash consideration of $22.7 million. Of this amount, we allocated $4.5 million to the acquired shares of EXACT Sciences common stock based on the fair value of the stock on the date of acquisition, which we recorded as an increase to investments in equity securities in our consolidated balance sheet as of March 31, 2009. As the purchased assets did not qualify as a business combination and have not reached technological feasibility nor have alternative future use, we allocated the remaining $18.2 million to the acquired intellectual property, which we recorded as a charge to research and development expenses in our consolidated statement of operations in March 2009.

2008:

Strategic Alliance with Osiris

        In October 2008, we entered into a strategic alliance with Osiris, whereby we obtained an exclusive license to develop and commercialize Prochymal and Chondrogen, mesenchymal stem cell products, outside of the United States and Canada. Osiris will commercialize Prochymal and Chondrogen in the United States and Canada. We paid Osiris a nonrefundable upfront payment of $75.0 million in November 2008, and a $55.0 million nonrefundable upfront license fee in July 2009. The results of these programs are primarily included in our immune mediated disease business unit, which are reported in Renal and Endocrinology in our segment disclosures.

        Osiris will be responsible for completing, at its own expense, all clinical trials of Prochymal for the treatment of GvHD and Crohn's disease, both of which are in phase 3 trials, and clinical trials of

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE C. STRATEGIC TRANSACTIONS (Continued)

Prochymal and Chondrogen through phase 2 for all other indications. Osiris will be responsible for 60% and we will be responsible for 40% of the clinical trial costs for phase 3 and 4 clinical trials of Prochymal (other than for the treatment of GvHD and Crohn's disease) and Chondrogen. Osiris is eligible to receive:

  •
  up to $500.0 million in development and regulatory milestone payments for all indications of Prochymal and up to $100.0 million for Chondrogen, unless we elect to opt out of further development of Chondrogen; and

  •
  up to $250.0 million in sales milestones for all indications of Prochymal and up to $400.0 million in sales milestones for all indications of Chondrogen for the prevention and treatment of conditions of articulating joints.

Osiris is also eligible to receive tiered royalties from us on sales of Prochymal and Chondrogen outside of the United States and Canada. In September 2009, Osiris announced that its two phase 3 trials evaluating Prochymal for the treatment of acute GvHD failed to meet their primary endpoints.

Strategic Alliance with PTC

        On July 15, 2008, we entered into a collaboration agreement with PTC to develop and commercialize ataluren, PTC's novel oral therapy in late-stage development for the treatment of DMD and CF. Under the terms of the agreement, PTC will commercialize ataluren in the United States and Canada, and we will commercialize the treatment in all other countries. In connection with the collaboration agreement, we paid PTC a nonrefundable upfront payment of $100.0 million, which we recorded as a charge to research and development expense for our Personalized Genetic Health segment in our consolidated statements of operations during the third quarter of 2008. At its own expense, PTC will conduct and be responsible for the phase 2b trial of ataluren in DMD, the phase 2b trial of ataluren in CF and two proof-of-concept studies in other indications to be determined. Once these four studies have been completed, we and PTC will share research and development costs for ataluren equally. We and PTC will each bear the sales and marketing and other costs associated with the commercialization of ataluren in our respective territories. PTC is eligible to receive up to $337.0 million in milestone payments as follows:

  •
  up to $165.0 million in development and approval milestones, the majority of which would be paid upon the receipt of approvals obtained outside of the United States and Canada; and

  •
  up to $172.0 million in sales milestones, commencing if and when annual net sales for ataluren outside of the United States and Canada reach $300.0 million and increasing in increments through revenues of $2.4 billion.

PTC is also eligible to receive tiered royalties from sales of ataluren outside of the United States and Canada. The results of our ataluren program are included in the results of our Personalized Genetic Health segment disclosures.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE C. STRATEGIC TRANSACTIONS (Continued)

Strategic Alliance with Isis

        On January 7, 2008, we entered into a strategic alliance with Isis, whereby we obtained an exclusive, worldwide license to develop and commercialize mipomersen, a lipid-lowering drug targeting apolipoprotein B-100, which is currently being developed for the treatment of FH, an inherited disorder that causes exceptionally high levels of LDL-cholesterol. In February 2008, we made a nonrefundable payment to Isis of $150.0 million, of which $80.1 million was recorded as an other noncurrent asset on our consolidated balance sheets based on the fair value of the five million shares of Isis common stock we acquired in connection with the transaction. Due to certain trading restrictions, we classify this investment as other noncurrent assets. We allocated the remaining $69.9 million to the mipomersen license, which we recorded as a charge to research and development expense in our consolidated statements of operations during the first quarter of 2008.

        In June 2008, we finalized the terms of our license and collaboration agreement with Isis and paid Isis an additional $175.0 million upfront nonrefundable license fee. Under the terms of the agreement, Isis will be responsible, at its own expense, for up to $125.0 million for the development of mipomersen. Thereafter, we and Isis will share development costs for mipomersen equally. The initial funding commitment by Isis and shared development funding would end when the mipomersen program is profitable. In the event the research and development of mipomersen is terminated prior to Isis completing their funding obligation, we are not entitled to any refund of our $175.0 million upfront payment. Isis is eligible to receive up to $750.0 million in commercial milestone payments and up to $825.0 million in development and regulatory milestone payments.

        We will be responsible for funding sales and marketing expenses until mipomersen revenues are sufficient to cover such costs. Profits on mipomersen initially will be allocated 70% to us and 30% to Isis. The profit ratio would be adjusted on a sliding scale if and as annual revenues for mipomersen ramp up to $2.0 billion, at which point we would share profits equally with Isis. The results of our mipomersen program are included in the results of our cardiovascular business unit, which are reported in our Personalized Genetic Health segment disclosures.

        We account for our investment in Isis common stock on a cost basis due to certain trading restrictions imposed by Isis that prohibit us from selling our holdings of Isis common stock until the earlier of:

  •
  January 7, 2012;

  •
  the first commercial sale of product under our agreement with Isis; or

  •
  termination or reversion of the product license granted to us under the agreement.

As of December 31, 2009, our investment in Isis common stock had a carrying value of $80.1 million, or $16.02 per share, and a fair market value of $55.6 million, or $11.11 per share. The closing price per share of Isis common stock exhibited volatility in 2009 and has remained below our historical cost since September 1, 2009, with closing prices subsequent to that date ranging from a high of $15.69 per share to a low of $9.94 per share. We considered all available evidence in assessing the decline in value of our investment in Isis common stock, including investment analyst reports and Isis's expected results and future outlook, and we believe that the investment can be expected to recover to at least our historical cost. Currently, the average 12-month price estimate for Isis common stock among some analysts is approximately $16 per share. As a result of our analysis, as of December 31, 2009, we

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE C. STRATEGIC TRANSACTIONS (Continued)

consider the $24.6 million unrealized loss on our investment in Isis common stock to be a temporary loss. We will continue to review the fair value of our investment in Isis common stock in comparison to our historical cost and in the future, if the decline in value has become "other than temporary," we will write down our investment in Isis common stock to its then current market value and record an impairment charge to our consolidated statements of operations.

2007:

Bioenvision

        Effective October 23, 2007, we completed our acquisition of Bioenvision through the culmination of a two-step process consisting of a tender offer completed in July 2007, and a merger approved in October 2007. We paid gross consideration of $349.9 million in cash, including $345.4 million for the outstanding shares of Bioenvision common and preferred stock and options to purchase shares of Bioenvision common stock, and approximately $5 million for acquisition costs. The transaction was accounted for as a business combination and is included in the results of operations of our Hematology and Oncology reporting segment. The acquisition of Bioenvision provided us with the rights to clofarabine outside North America.

        In connection with the merger, holders of 2,880,000 shares of Bioenvision common stock, representing less than 5% of the outstanding shares of Bioenvision common stock on an as-converted basis immediately before the merger became effective, submitted written demands for appraisal of their shares and elected not to accept the $5.60 per share merger consideration. We referred to these holders as dissenters. In September 2008, the appraisal demand was resolved with substantially all of the dissenters for a total of $16.6 million in cash, consisting of the merger price paid to all other Bioenvision stockholders, plus interest accrued. In total, we paid gross consideration of $366.5 million in cash, including $362.0 million for the outstanding shares of Bioenvision common stock and preferred stock and options to purchase shares of Bioenvision common stock.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE C. STRATEGIC TRANSACTIONS (Continued)

        The purchase price, including amounts paid for shares of Bioenvision Common Stock and Bioenvision Series A Preferred Stock in July 2007, was allocated to the estimated fair value of the acquired tangible and intangible assets and assumed liabilities as follows (amounts in thousands):

Total purchase price	$349,941

Cash and cash equivalents	$45,186
Accounts receivable	5,537
Inventory	1,684
Other current assets	5,130
Goodwill	85,269
Other intangible assets	172,441
In-process research and development	106,350
Equity in net loss of pre-acquisition ownership	21,101
Other noncurrent assets	624
Assumed liabilities:
Income taxes payable	(72,461)
Deferred tax liabilities	(7,829)
Liabilities for exit activities and integration	(2,671)
Other liabilities	(10,420)

Allocated purchase price	$349,941

IPR&D

        The following table sets forth the significant IPR&D projects for the companies and assets we acquired between January 1, 2006 and December 31, 2009 (amounts in millions):

Company/Assets Acquired	Purchase Price	IPR&D		Programs Acquired	Discount Rate Used in Estimating Cash Flows	Year of Expected Launch
Bayer (2009)	$1,006.5	$445.3		alemtuzumab for MS—US	16%	2012
		187.6		alemtuzumab for MS—ex-US	16%	2013

		$632.9	(1)

Bioenvision (2007)	$349.9	$125.5	(2)	Clolar(3)	17%	2010 - 2016	(4)

AnorMED (2006)	$589.2	$526.8	(2)	Mozobil (stem cell transplant)(5)	15%	2016

(1)
Capitalized as an indefinite-lived intangible asset.

(2)
Expensed on acquisition date.

(3)
Clolar is approved for the treatment of relapsed and refractory pediatric ALL. The IPR&D projects for Clolar are related to the development of the product for the treatment of other medical issues.

(4)
Year of expected launch reflects both the ongoing launch of products for currently approved indications and the anticipated launch of the products in the future for new indications.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE C. STRATEGIC TRANSACTIONS (Continued)

(5)
Mozobil received marketing approval for use in stem cell transplants in the United States in December 2008 and in Europe in July 2009. Mozobil is also being developed for tumor sensitization.

Pro Forma Financial Summary (Unaudited)

        The following pro forma financial summary is presented as if the acquisition from Bayer was completed as of January 1, 2009 and 2008. The pro forma combined results are not necessarily indicative of the actual results that would have occurred had the acquisitions been consummated on those dates, or of the future operations of the combined entities. Material nonrecurring charges related to these acquisitions, such as a gain on acquisition of business of $24.2 million, are included in the pro forma financial summaries of the periods presented (amounts in thousands, except per share amounts):

        We did not complete any acquisitions in 2008. The following table provides our pro forma summary for the years ended December 31, 2009 and 2008 (amounts in thousands, except per share amounts):

	2009	2008
Total revenues	$4,615,674	$4,869,349

Net income	$359,489	$272,504

Net income (loss) per share:
Basic	$1.34	$1.01

Diluted	$1.31	$0.98

Weighted average shares outstanding:
Basic	268,841	268,490

Diluted	274,071	285,595

NOTE D. DERIVATIVE FINANCIAL INSTRUMENTS

        We periodically enter into foreign exchange forward contracts, all of which have a maturity of less than three years. These contracts have not been designated as hedges and accordingly, unrealized gains or losses on these contracts are reported in current earnings. The net notional settlement value of foreign exchange forward contracts outstanding was $139.1 million at December 31, 2009, $349.5 million at December 31, 2008 and $347.1 million at December 31, 2007.

Foreign Exchange Forward Contracts

        Generally, we enter into foreign exchange forward contracts with maturities of not more than 15 months. All foreign exchange forward contracts in effect as of December 31, 2009 and December 31, 2008 had maturities of 1 to 2 months. We report these contracts on a net basis. Net asset derivatives are included in other current assets and net liability derivatives are included in accrued expenses in our consolidated balance sheets.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE D. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

        The following table summarizes the balance sheet classification of the fair value of these derivatives on both a gross and net basis as of December 31, 2009 and December 31, 2008 (amounts in thousands):

	Unrealized Gain/Loss on Foreign Exchange Forward Contracts
			As Reported
	Gross		Net
	Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
As of:	Other current assets	Accrued expenses	Other current assets	Accrued expenses
December 31, 2009	$9,834	$5,550	$4,284	$—
December 31, 2008	$2,758	$4,192	$—	$1,434

        Total foreign exchange (gains) and losses included in SG&A in our consolidated statements of operations includes unrealized and realized (gains) and losses related to both our foreign exchange forward contracts and our foreign currency assets and liabilities. The net impact of our overall unrealized and realized foreign exchange (gains) and losses for 2009 and 2008 was not significant.

        The following table summarizes the effect of the unrealized and realized losses related to our foreign exchange forward contracts on our consolidated statements of operations for the periods presented (amounts in thousands):

		Net (Gain)/Loss Reported
	Statement of Operations Location
Derivative Instrument		2009	2008	2007
Foreign exchange forward contracts	SG&A	$23,620	$9,965	$34,278

NOTE E. ACCOUNTS RECEIVABLE

        Our trade receivables primarily represent amounts due from distributors, healthcare service providers, and companies and institutions engaged in research, development or production of pharmaceutical and biopharmaceutical products. We perform credit evaluations of our customers on an ongoing basis and generally do not require collateral. Accounts receivable are booked net of certain allowances for bad debts, chargebacks and prompt pay discounts. The allowances were $69.9 million at December 31, 2009 and $40.4 million at December 31, 2008.

NOTE F. INVENTORIES

	December 31,
	2009	2008
	(Amounts in thousands)
Raw materials	$123,434	$96,986
Work-in-process	288,653	141,094
Finished goods	195,935	215,357

Total	$608,022	$453,437

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE F. INVENTORIES (Continued)

        In May 2009, in connection with our acquisition of the worldwide rights to the oncology products Campath, Fludara and Leukine from Bayer, we acquired a total of $136.4 million of inventory, including $15.3 million of Campath inventory, $22.9 million of Fludara inventory and $98.2 million of Leukine inventory. We recorded a total of $43.5 million of charges to cost of products sold in our consolidated statements of operations in 2009 for the amortization of inventory step-up for these products.

        In June 2009, we interrupted production of Cerezyme and Fabrazyme, and shipments of Cerezyme, at our Allston facility to sanitize the facility after identifying a virus, Vesivirus 2117, in a bioreactor used for Cerezyme production. We recorded charges totaling $45.5 million in 2009 to cost of products sold in our consolidated statements of operations, for costs related to the remediation of this facility, including the sanitization of the facility, idle capacity and overhead expenses and the write off of certain production materials.

        When we suspended production at our Allston facility, we had significant Cerezyme work-in-process material. We decided not to process this work-in-process material because the material either had expired or we were not sufficiently assured that the material was not contaminated with Vesivirus 2117 and incurred a write off of approximately $11 million in 2009.

NOTE G. PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2009	2008
	(Amounts in thousands)
Plant and equipment	$1,403,719	$879,933
Land and buildings	1,239,721	1,006,140
Leasehold improvements	270,003	246,468
Furniture and fixtures	74,023	63,241
Construction in progress	899,687	1,015,497

	3,887,153	3,211,279
Less accumulated depreciation	(1,077,804)	(904,712)

Property, plant and equipment, net	$2,809,349	$2,306,567

        Our total depreciation expense was $190.1 million in 2009, $148.4 million in 2008 and $137.1 million in 2007.

        Our property, plant and equipment includes the following amounts for assets subject to capital leases (amounts in thousands):

December 31, 2009
Building—Corporate headquarters in Cambridge, Massachusetts	$131,031
Less accumulated depreciation	(55,429)

Assets subject to capital leases, net	$75,602

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE G. PROPERTY, PLANT AND EQUIPMENT (Continued)

        We capitalize costs we have incurred in validating manufacturing equipment and facilities for products which have reached technological feasibility in plant and equipment. Capitalized validation costs, net of accumulated depreciation, were $19.4 million at December 31, 2009 and $32.9 million at December 31, 2008.

        Net capitalized software costs, which are included in plant and equipment, totaled $44.1 million at December 31, 2009 and $25.8 million at December 31, 2008. Capitalized software development costs, a component of construction in progress, were $155.2 million at December 31, 2009 and $89.8 million at December 31, 2008.

        We have capitalized the following amounts of interest costs (amounts in millions):

For the Years Ended December 31,
2009	2008	2007
$12.3	$19.0	$14.5

        As of December 31, 2009, the estimated remaining cost to complete our assets under construction is approximately $900 million.

        Under certain lease agreements for our worldwide facilities, we are contractually obligated to return leased space to its original condition upon termination of the lease agreement. At the inception of a lease with such conditions, we record an asset retirement obligation liability and a corresponding capital asset in an amount equal to the estimated fair value of the obligation. In subsequent periods, for each such lease, we record interest expense to accrete the asset retirement obligation liability to full value and depreciate each capitalized asset retirement obligation asset, both over the term of the associated lease agreement. Our asset retirement obligations were not significant as of December 31, 2009 or 2008.

NOTE H. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

        Formerly, we included our MS business unit under the caption "Other." As a result of our 2009 acquisition of certain products and development programs from Bayer, our MS business unit is now reported separately. As a result of this change, goodwill of $318.1 million was transferred from "Other" to the Multiple Sclerosis reporting segment. Prior year balances were revised to conform to our 2009 presentation.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE H. GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

        The following table contains the change in our goodwill during the years ended December 31, 2008 and 2009 (amounts in thousands):

	Personalized Genetic Health	Renal and Endocrinology	Biosurgery	Hematology and Oncology	Multiple Sclerosis	Other	Total
Goodwill	$339,563	$319,882	$110,377	$375,911	$318,059	$262,073	$1,725,865
Accumulated impairment losses(1)	—	—	(102,792)	—	—	(219,245)	(322,037)

Balance as of December 31, 2007	339,563	319,882	7,585	375,911	318,059	42,828	1,403,828
Net exchange differences arising during the period	—	—	—	—	—	(2,731)	(2,731)
Other changes in carrying amounts during the period	—	—	(1)	(22)	—	—	(23)

Balance as of December 31, 2008	339,563	319,882	7,584	375,889	318,059	40,097	1,401,074
Net exchange differences arising during the period	—	—	—	—	—	1,925	1,925
Other changes in carrying amounts during the period	—	—	—	—	—	364	364

Balance as of December 31, 2009	$339,563	$319,882	$7,584	$375,889	$318,059	$42,386	$1,403,363

Goodwill	$339,563	$319,882	$110,376	$375,889	$318,059	$261,631	$1,725,400
Accumulated impairment losses(1)	—	—	(102,792)	—	—	(219,245)	(322,037)

Balance as of December 31, 2009	$339,563	$319,882	$7,584	$375,889	$318,059	$42,386	$1,403,363

(1)
Accumulated impairment losses include:

•
a $102.8 million pre-tax charge recorded in 2003 to write off the goodwill of our Biosurgery reporting segment's orthopaedics reporting unit; and

•
a $219.2 million pre-tax charge recorded in 2006 to write off the goodwill of our genetic testing reporting unit.

        We are required to perform impairment tests related to our goodwill annually, which we perform in the third quarter of each year, and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable. For 2009, 2008 and 2007, we completed the required annual impairment tests for our $1.4 billion of goodwill that had been recorded as of September 30, 2009 and 2008 and $1.3 billion of goodwill that had been recorded as of September 30, 2007 and determined that no impairment charges were required. In December 2008, we filed an IND for our advanced phosphate binder, Genz-644470. However, in November 2009, we discontinued this program because the results of a phase 2/3 clinical study of the advanced phosphate binder did not demonstrate significant improvement in phosphate lowering compared to Renvela. Upon discontinuation of this program, we updated the annual goodwill impairment test that had been performed for our renal reporting unit in the third quarter of 2009. We determined that the fair value of our renal reporting unit continued to exceed its carrying value, and, therefore, no impairment charge was required as a result of the termination of our advanced phosphate binder program.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE H. GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

Other Intangible Assets

        The following table contains information about our other intangible assets for the periods presented (amounts in thousands):

	As of December 31, 2009			As of December 31, 2008
	Gross Other Intangible Assets	Accumulated Amortization	Net Other Intangible Assets	Gross Other Intangible Assets	Accumulated Amortization	Net Other Intangible Assets
Finite-lived other intangible assets:
Technology(1)	$2,180,232	$(877,611)	$1,302,621	$1,919,074	$(692,235)	$1,226,839
Distribution rights(2)	440,521	(227,726)	212,795	399,768	(170,892)	228,876
Patents	188,651	(131,898)	56,753	194,560	(121,763)	72,797
License fees	98,647	(47,052)	51,595	98,123	(39,824)	58,299
Customer lists	87,423	(43,822)	43,601	83,729	(34,271)	49,458
Trademarks	60,608	(47,623)	12,985	60,556	(42,194)	18,362
Other	—	—	—	2,039	(1,972)	67

Total finite-lived other intangible assets	3,056,082	(1,375,732)	1,680,350	2,757,849	(1,103,151)	1,654,698
Indefinite-lived other intangible assets:
IPR&D(3)	632,912	—	632,912	—	—	—

Total other intangible assets	$3,688,994	$(1,375,732)	$2,313,262	$2,757,849	$(1,103,151)	$1,654,698

(1)
Includes an additional $261.4 million of gross technology intangible assets resulting from our acquisition of the worldwide rights to the oncology products Campath, Fludara and Leukine from Bayer in May 2009. Of this amount:

  •
  $71.0 million is related to Campath and will be amortized over ten years;

  •
  $182.1 million is related to Fludara and will be amortized over five years; and

  •
  $8.3 million is related to Leukine and will be amortized over twelve years.

(2)
Includes an additional $41.9 million in 2009 for additional payments made or accrued in connection with the reacquisition of the Synvisc sales and marketing rights from Wyeth in January 2005. In addition, we will make a series of additional contingent royalty payments to Wyeth based on the volume of Synvisc sales in the covered territories. To date, $287.5 million of the maximum amount payable under the agreement has been paid. We anticipate completing the contingent royalty payments to Wyeth during the first quarter of 2010.

(3)
Includes capitalized IPR&D totaling $632.9 million related to our acquisition of the worldwide rights to alemtuzumab for MS from Bayer in May 2009, including $445.3 million related to the development of the product for sale in the United States and $187.6 million for the development of the product for sale outside of the United States.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE H. GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

        All of our finite-lived other intangible assets are amortized over their estimated useful lives.

        As of December 31, 2009, the estimated future amortization expense for our finite-lived other intangible assets for the five succeeding fiscal years and thereafter is as follows (amounts in thousands):

Year Ended December 31,	Estimated Amortization Expense(1)(2)
2010	$312,076
2011	304,138
2012	229,408
2013	150,452
2014	118,310
Thereafter	372,186

(1)
Includes estimated future amortization expense for:

•
the Synvisc distribution rights based on the forecasted respective future sales of Synvisc and the resulting future contingent payments we may be required to make to Wyeth and the Myozyme patent and technology rights pursuant to a license agreement with Synpac based on forecasted future sales of Myozyme and the milestone payments we may be required to make to Synpac. These contingent payments will be recorded as intangible assets when the payments are accrued; and

•
the technology intangible assets resulting from our acquisition of the worldwide rights to the oncology products Campath, Leukine and Fludara, of which:

•
the assets related to Campath and Leukine are being amortized on a straight-line basis; and

•
the asset related to Fludara is being amortized based on the forecasted future sales of Fludara.

(2)
Excludes future amortization expense related to the $240.2 million of technology recorded effective January 1, 2008 related to our consolidation of the results of BioMarin/Genzyme LLC, because such amortization is entirely offset by the corresponding amortization of a noncurrent liability related to the consolidation of BioMarin/Genzyme LLC.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE I. INVESTMENTS IN MARKETABLE SECURITIES AND EQUITY INVESTMENTS

Fair Value Measurements

        The following tables set forth our assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2009 and December 31, 2008 (amounts in thousands):

Description	Balance as of December 31, 2009	Level 1	Level 2	Level 3
Fixed income investments(1):
Cash equivalents:
Money market funds/other	$603,109	$603,109	$—	$—

Short-term investments:
U.S. Treasury notes	41,040	41,040	—	—
Non U.S. Governmental notes	4,114	—	4,114	—
U.S. Government agency notes	56,810	—	56,810	—
Corporate notes—global	54,825	—	54,825	—
Commercial paper	6,841	—	6,841	—

Total	163,630	41,040	122,590	—

Long-term investments:
U.S. Treasury notes	29,793	29,793	—	—
Non U.S. Governmental notes	4,873	—	4,873	—
U.S. Government agency notes	28,015	—	28,015	—
Corporate notes—global	81,143	—	81,143	—

Total	143,824	29,793	114,031	—

Total fixed income investments	910,563	673,942	236,621	—

Equity holdings(1):
Publicly-traded equity securities	40,380	40,380	—	—

Derivatives:
Foreign exchange forward contracts	4,284	—	4,284	—

Contingent liabilities(2):
Contingent consideration obligations	(1,015,236)	—	—	(1,015,236)

Total assets (liabilities) at fair value	$(60,009)	$714,322	$240,905	$(1,015,236)

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE I. INVESTMENTS IN MARKETABLE SECURITIES AND EQUITY INVESTMENTS (Continued)

Description	Balance as of December 31, 2008	Level 1	Level 2	Level 3
Fixed income investments(1):
Cash equivalents:
Money market funds/other	$357,680	$357,680	$—	$—

Short-term investments:
U.S. Treasury notes	7,505	7,505	—	—
U.S. Government agency notes	10,328	—	10,328	—
Corporate notes—global	39,674	—	39,674	—

Total	57,507	7,505	50,002	—

Long-term investments:
U.S. Treasury notes	75,040	75,040	—	—
Non U.S. Governmental notes	7,322	—	7,322	—
U.S. Government agency notes	121,707	—	121,707	—
Corporate notes—global	140,009	—	140,009	—

Total	344,078	75,040	269,038	—

Total fixed income investments	759,265	440,225	319,040	—

Equity holdings(1):
Publicly-traded equity securities	56,596	56,596	—	—

Derivatives:
Foreign exchange forward contracts	(1,434)	—	(1,434)	—

Total assets (liabilities) at fair value	$814,427	$496,821	$317,606	$—

(1)
Changes in the fair value of our fixed income investments and investments in publicly-traded equity securities are recorded in accumulated other comprehensive income (loss), a component of stockholders' equity, in our consolidated balance sheets.

(2)
In May 2009, we recorded contingent consideration obligations in connection with our acquisition from Bayer of the worldwide rights to Campath, Fludara, Leukine and alemtuzumab for MS. Changes in the fair value of these contingent consideration obligations are recorded as contingent consideration expense, a component of operating expenses in our consolidated statements of operations.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE I. INVESTMENTS IN MARKETABLE SECURITIES AND EQUITY INVESTMENTS (Continued)

        Changes in the fair value of the our Level 3 contingent consideration obligations during the year ended December 31, 2009 were as follows (amounts in thousands):

Contingent consideration obligations related to acquisition from Bayer in May 2009	$(964,100)
Payments	36,403
Contingent consideration expense	(65,584)
R&D reimbursement received	(9,987)
Effect of foreign currency adjustment	(11,968)

Fair value at December 31, 2009	$(1,015,236)

        The carrying amounts reflected in our consolidated balance sheets for cash, accounts receivable, other current assets, accounts payable, accrued expenses, current portion of contingent consideration obligations and current portion of long-term debt and capital lease obligations approximate fair value due to their short-term maturities.

Marketable Securities:

	December 31,
	2009		2008
	Cost	Market Value	Cost	Market Value
	(Amounts in thousands)
Cash equivalents:
Money market funds/other	$603,109	$603,109	$357,680	$357,680
Short-term investments:
Corporate notes	61,620	62,508	41,457	39,674
U.S. Government agencies	54,815	55,968	10,260	10,328
Non U.S. Government notes	4,037	4,114	—	—
U.S. Treasury notes	40,135	41,040	7,281	7,505

	160,607	163,630	58,998	57,507
Long-term investments:
Corporate notes	80,011	81,143	143,674	140,009
U.S. Government agencies	27,292	28,015	117,143	121,707
Non U.S. Government notes	4,765	4,873	7,277	7,322
U.S. Treasury notes	29,751	29,793	71,110	75,040

	141,819	143,824	339,204	344,078

Total cash equivalents, short- and long-term investments	$905,535	$910,563	$755,882	$759,265

Investments in equity securities	$62,221	$74,438	$57,777	$83,325

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE I. INVESTMENTS IN MARKETABLE SECURITIES AND EQUITY INVESTMENTS (Continued)

        The following table contains information regarding the range of contractual maturities of our cash equivalents and short- and long-term investments (amounts in thousands):

	December 31,
	2009		2008
	Cost	Market Value	Cost	Market Value
Within 1 year	$763,716	$766,739	$416,678	$415,187
1 - 2 years	134,498	136,334	323,196	328,588
2 - 10 years	7,321	7,490	16,008	15,490

	$905,535	$910,563	$755,882	$759,265

Investments in Equity Securities

        The following table shows the investments in equity securities of unconsolidated entities as of December 31, 2009 and 2008 (amounts in thousands):

	December 31, 2009			December 31, 2008
	Adjusted Cost	Market Value	Unrealized Gain/ (Loss)	Adjusted Cost	Market Value	Unrealized Gain/ (Loss)
Publicly-held companies(1)(2):
Dyax	$12,173	$11,399	$(774)	$17,992	$18,090	$98
ABIOMED	11,332	18,737	7,405	12,185	37,893	25,708
EXACT Sciences	4,470	10,170	5,700	—	—	—
Other	188	74	(114)	871	613	(258)

Total publicly-held companies	28,163	40,380	12,217	31,048	56,596	25,548
Private equity funds	16,755	16,755	—	18,684	18,684	—
Privately-held companies(3)	17,303	17,303	—	8,045	8,045	—

Total	$62,221	$74,438	$12,217	$57,777	$83,325	$25,548

(1)
Marketable equity securities that have readily determinable market values are stated at market value.

(2)
On January 7, 2008, as part of our strategic alliance with Isis, we acquired five million shares of Isis common stock. Due to certain trading restrictions, we classify this investment, which had a carrying value of $80.1 million at December 31, 2009, as an other noncurrent asset. Our relationship with Isis is described in Note C., "Strategic Transactions," to these consolidated financial statements.

(3)
Equity securities without readily determinable market values and for which we do not exercise significant influence are stated at cost and are periodically reviewed for impairment.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE I. INVESTMENTS IN MARKETABLE SECURITIES AND EQUITY INVESTMENTS (Continued)

Unrealized Gains and Losses on Marketable Securities and Equity Investments

        We record unrealized holding gains and losses, net of tax, related to our investments in marketable securities and equity investments, to the extent they are determined to be temporary, in stockholders' equity. The following table sets forth the gross amounts recorded (amounts in millions):

	December 31,
	2009	2008
Unrealized holding gains	$18.3	$35.1
Unrealized holding losses	$1.1	$6.3

        We also collaborate with or provide services to certain of the companies in which we hold or have held equity investments, including Dyax.

NOTE J. EQUITY METHOD INVESTMENTS

        Our equity method investments are included in other noncurrent assets in our consolidated balance sheets and were not significant at both December 31, 2009 and 2008.

        The following tables describe:

  •
  our portion of the net income (loss) of each equity method investment for the periods presented, which we have recorded as income (charges) to equity in income (loss) of equity method investments in our consolidated statements of operations (amounts in millions); and

  •
  total net income (loss) of each equity method investment for the periods presented (amounts in millions).

	Our Portion of the Net Income (Loss) of Our Equity Method Investments			Total Income (Loss) of Our Equity Method Investments
Equity Method Investment	2009	2008	2007	2009	2008	2007
BioMarin/Genzyme LLC	$—	$—	$30.1	$—	$—	$60.2
Bioenvision(1)	—	—	(21.1)	—	—	(9.6)
Other	—	0.2	(1.6)	—	0.4	(9.4)

Totals	$—	$0.2	$7.4	$—	$0.4	$41.2

(1)
For the period from July 10, 2007 through October 22, 2007, we accounted for our initial investment in Bioenvision common stock under the equity method of accounting. We completed the acquisition of Bioenvision effective October 23, 2007.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE J. EQUITY METHOD INVESTMENTS (Continued)

        Condensed financial information for our equity method investees, excluding Bioenvision, is summarized below in aggregate (amounts in thousands):

	For the Years Ended December 31,
	2009	2008	2007
Revenue	$—	$—	$124,203
Gross profit	—	—	97,092
Operating expenses	—	326	(46,656)
Net income	8	370	50,866

	December 31,
	2009	2008
Current assets	$1,593	$1,585
Noncurrent assets	—	—
Current liabilities	351	351
Noncurrent liabilities	—	—

BioMarin/Genzyme LLC

        Through December 31, 2007, our portion of the net income of BioMarin/Genzyme LLC was included in equity in income of equity method investments in our consolidated statements of operations. Effective January 1, 2008, we restructured the relationship regarding the manufacturing and commercialization of Aldurazyme by entering into several new agreements. BioMarin/Genzyme LLC no longer engages in commercial activities related to Aldurazyme and solely:

  •
  holds the intellectual property relating to Aldurazyme and other collaboration products; and

  •
  engages in research and development activities that are mutually selected and funded by BioMarin and us, the costs of which are shared equally.

Under the restructured relationship, BioMarin/Genzyme LLC licensed all intellectual property relating to Aldurazyme and other collaboration products on a royalty-free basis to BioMarin and us. BioMarin holds the manufacturing rights and we hold the global marketing rights. We pay BioMarin a tiered payment ranging from 39.5% to 50% of worldwide net product sales of Aldurazyme.

        As a result of the restructuring of our relationship with BioMarin/Genzyme LLC, effective January 1, 2008, we began consolidating the results of BioMarin/Genzyme LLC. Upon consolidation of BioMarin/Genzyme LLC, we recorded the assets and liabilities of the joint venture in our consolidated balance sheets at fair value. The value of the intellectual property of the joint venture of approximately $480.5 million was recorded as an intangible asset in our consolidated balance sheets. The consolidation also included a corresponding noncurrent liability for the same amount which represented the encumbered value of the intellectual property which had been out licensed to us and BioMarin for no consideration. The intangible asset and noncurrent liability are being amortized over a period of 20 years. We recorded BioMarin's portion of the joint venture's losses, the amount of which was not significant for the years ended December 31, 2009 and 2008, as minority interest in our consolidated statements of operations.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE K. ACCRUED EXPENSES

	December 31,
	2009	2008
	(Amounts in thousands)
Compensation	$213,686	$232,363
Rebates	134,002	132,905
Bank overdraft	45,918	45,022
License fees	98	65,188
Royalties	63,502	56,501
Other	239,017	233,407

Total	$696,223	$765,386

NOTE L. LONG-TERM DEBT AND LEASES

Long-Term Debt, Capital Lease Obligations and Convertible Debt

        Our long-term debt, capital lease obligations and convertible debt consist of the following (amounts in thousands):

	December 31,
	2009	2008
Notes payable	$5,847	$6,916
Revolving credit facility maturing in July 2011	—	—
Mortgage payable	17,509	17,957
Capital lease obligations	101,244	107,034

Long-term debt, capital lease obligations and convertible debt, including current portion	124,600	131,907
Less current portion	(8,166)	(7,566)

Noncurrent portion	$116,434	$124,341

        Over the next five years and thereafter, we will be required to repay the following principal amounts of our long-term debt (excluding capital leases) (amounts in millions):

2010	2011	2012	2013	2014	After 2014
$1.6	$1.6	$1.7	$1.8	$1.8	$14.9

Notes Payable

        We assumed a $10.0 million note payable in July 2005 in connection with our acquisition of Equal Diagnostics. This note bears interest at 3.86% and is payable to three former shareholders of Equal Diagnostics over eight years in equal annual installments of $1.3 million.

Revolving Credit Facility

        In July 2006, we entered into our revolving credit facility. The proceeds of loans under our 2006 revolving credit facility can be used to finance working capital needs and for general corporate

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE L. LONG-TERM DEBT AND LEASES (Continued)

purposes. We may request that our 2006 revolving credit facility be increased at any time by up to an additional $350.0 million in the aggregate, subject to the agreement of the lending banks, as long as no default or event of default has occurred or is continuing and certain other customary conditions are satisfied. Borrowings under our 2006 revolving credit facility will bear interest at various rates depending on the type of loan. We are required to pay a facility fee of between 7 to 20 basis points based on the aggregate commitments under our 2006 revolving credit facility, and in certain circumstances a utilization fee of 10 basis points as follows:

  •
  revolving loans denominated in U.S. dollars or a foreign currency (other than Euros) bear interest at a variable rate equal to LIBOR for loans in U.S. dollars and a comparable index rate for foreign currency loans, plus an applicable margin;

        As of December 31, 2009, we had approximately $17 million of outstanding standby letters of credit issued against this facility and no borrowings, resulting in approximately $333 million of available credit under our 2006 revolving credit facility, which matures July 14, 2011. The terms of this credit facility include various covenants, including financial covenants that require us to meet minimum interest coverage ratios and maximum leverage ratios. As of December 31, 2009 we were in compliance with these covenants.

Mortgage Payable

        In July 2008, we purchased land and a manufacturing facility we formerly leased in Framingham, Massachusetts, for an aggregate purchase price of $38.9 million, including fees. We paid $20.8 million in cash and assumed the remaining $18.1 million in principal outstanding under the existing mortgage for the facility, which bears interest at 5.57% annually and is due in May 2020.

Capital Leases

        We have non-cancelable capital lease obligations related to certain machinery and equipment, administrative offices and our corporate headquarters.

        Our capital lease obligation related to our corporate headquarters in Cambridge, Massachusetts requires us to make monthly payments of $1.3 million, which will be adjusted to $1.6 million in August 2013. We have recorded the value of the building and related obligations of $131.0 million in our consolidated balance sheets at the date of inception. The term of the lease is fifteen years and may be extended at our option for two successive ten-year periods.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE L. LONG-TERM DEBT AND LEASES (Continued)

        Over the next five years and thereafter, we will be required to pay the following amounts under our non-cancelable capital leases (amounts in millions):

2010	$15.4
2011	15.4
2012	15.5
2013	16.9
2014	18.9
Thereafter	67.5

Total lease payments	149.6
Less: interest	(48.4)

Total principal payments	101.2
Less current portion	(6.4)

Total	$94.8

Operating Leases

        We lease facilities and personal property under non-cancelable operating leases with terms in excess of one year. Our total expense under operating leases was (amounts in millions):

For the Years Ended December 31,
2009	2008	2007
$81.8	$75.2	$74.3

        Over the next five years and thereafter, we will be required to pay the following amounts under non-cancelable operating leases (amounts in millions):

2010	2011	2012	2013	2014	After 2014	Total
$79.9	$69.3	$52.6	$33.9	$27.5	$151.0	$414.2

NOTE M. STOCKHOLDERS' EQUITY

Preferred Stock

	At December 31, 2008 and 2009
Series	Authorized	Issued	Outstanding
Series A Junior Participating, $0.01 par value	3,000,000	—	—
Undesignated	7,000,000	—	—

	10,000,000	—	—

        Our charter permits us to issue shares of preferred stock at any time in one or more series. Our board of directors will establish the preferences, voting powers, qualifications, and special or relative rights or privileges of any series of preferred stock before it is issued.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE M. STOCKHOLDERS' EQUITY (Continued)

Common Stock

        The following table describes the number of authorized and outstanding shares of our common stock at December 31, 2009 and 2008:

		Outstanding at December 31,
Series	Authorized	2009	2008
Genzyme Stock, $0.01 par value	690,000,000	265,696,834	270,704,169

Directors' Deferred Compensation Plan

        Each member of our board of directors who is not also one of our employees may defer receipt of all or a portion of the cash compensation payable to him or her as a director and receive either cash or stock in the future. Under this plan, the director may defer his or her compensation until his or her services as a director cease or until another date specified by the director.

        Under a deferral agreement, a participant indicates the percentage of deferred compensation to allocate to cash and stock, upon which a cash deferral account and a stock deferral account are established. The cash account bears interest at the rate paid on 90-day Treasury bills with interest accruing quarterly. The stock account is for amounts invested in hypothetical shares of Genzyme Stock. These amounts are converted into hypothetical shares quarterly at the average closing price of Genzyme Stock for all trading days during the quarter.

        Distributions are paid in a lump sum or in annual installments for up to five years. Payments begin the year following a director's termination of service or, subject to certain restrictions, in a year elected by the participant. As of December 31, 2009, five of the eight eligible directors had established accounts under this plan, and three of these directors are currently deferring their compensation. We have reserved 105,962 shares of Genzyme Stock to cover distributions credited to stock accounts under the plan. We had not made any stock distributions under this plan as of December 31, 2009. As of December 31, 2009, we have made cash distributions totaling $69,492 to one director under the terms of his deferral agreement.

Stock Repurchase Program

        In May 2007, our board of directors authorized a stock repurchase program to repurchase 20,000,000 shares of our outstanding common stock over a three year period that began in June 2007. The board authorized the expenditure of up to $1.5 billion to purchase those shares. The repurchases are being made from time to time and can be effectuated through open market purchases, privately negotiated transactions, transactions structured through investment banking institutions, or by other means, subject to management's discretion and as permitted by securities laws and other legal requirements. The manner of the purchase, the amount that we spend and the number of shares we ultimately purchase will be based on a range of factors, including share price. The program does not obligate us to acquire any particular amount of common stock and the program may be suspended at any time at our discretion.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE M. STOCKHOLDERS' EQUITY (Continued)

        During the year ended December 31, 2009, we repurchased 7,500,000 shares of our common stock under this program at an average price of $55.16 per share for a total of $413.9 million in cash, including fees. Since June 2007, when we first began repurchasing shares of our common stock under this program, we have repurchased a cumulative total of 13,000,000 shares of our common stock at an average price of $60.63 per share for a total of $788.5 million in cash, including fees. We recorded the repurchases in our consolidated balance sheets as a reduction to our common stock account for the par value of the repurchased shares and as a reduction to our additional paid-in capital account.

Stock-Based Compensation

Equity Plans

        The purpose of each of our equity plans is to attract, retain and motivate our key employees, consultants and directors. Awards granted under these plans can be either incentive stock options, or ISOs, nonstatutory stock options, or NSOs, RS or RSUs, as specified in the individual plans. Shares issued under all of our plans are funded through the issuance of new shares. The following table contains information about our equity plans:

			As of December 31, 2009
Plan Name	Group Eligible	Type of Award Granted	Awards Reserved for Issuance	Awards Outstanding	Awards Available for Grant
2004 Equity Incentive Plan(1)	All key employees and consultants	ISO/NSO/RS/RSU	35,052,286	29,721,887	5,330,399
2001 Equity Incentive Plan(1)	All key employees and consultants	ISO/NSO	6,773,548	6,749,303	24,245
2007 Director Equity Plan(2)	Non-employee board members	NSO/RS/RSU	775,891	661,983	113,908
Assumed Options(3)			77,779	77,779	—

			42,679,504	37,210,952	5,468,552

(1)
The exercise price of option grants may not be less than the fair market value of Genzyme Stock at the date of grant. Option grants have a maximum term of ten years and RSUs generally have cliff vesting in three years. The compensation committee of our board of directors, or its delegates as applicable, determines the terms and conditions of each award, including who among eligible persons will receive awards, the form of payment of the exercise price of stock options, the number of shares granted, the vesting schedule and the terms of exercise or release.

(2)
Options and RSUs are automatically granted on the date of our annual shareholders meeting or at a director's initial appointment to the board. Options have an exercise price equal to the fair market value of Genzyme Stock on the date of grant and expire ten years after the initial grant date. Options and RSUs vest on the date of the next annual shareholders meeting following the date of grant.

(3)
Consists of options we assumed through our acquisitions.

        In 2009, 2008 and 2007, we accounted for options granted to our employees and directors using the Black-Scholes valuation model to measure stock option expense at the date of grant. All stock option grants have an exercise price equal to the fair market value of Genzyme Stock on the date of grant and generally have a 10-year term and vest in increments, generally over four years from the date of grant, although we may grant options with different vesting terms from time to time. Upon termination of employment other than by death, disability or change of control, unvested options are cancelled, and any unexercised vested options will expire three months after the employee's termination date. Excluding our directors who are not employees, when an employee meets a retirement eligibility age of 60 with at least five years of service, upon termination (except for cause) the employee's options

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE M. STOCKHOLDERS' EQUITY (Continued)

automatically become fully vested and will expire three years after the employee's termination date or on the original expiration date set at the time the options were granted, whichever is earlier. When a director leaves the board, unvested options are cancelled and any unexercised vested options will expire at the end of their term. We recognize stock-based compensation expense for each grant on a straight-line basis over the employee's or director's requisite service period, generally the vesting period of the award. Additionally, stock-based compensation expense related to stock options includes an estimate for pre-vesting forfeitures. We recognize stock-based compensation expense immediately for awards granted to retirement eligible employees or over the period from the grant date to the date retirement eligibility is achieved, if that is expected to occur during the nominal vesting period. For stock-based compensation expense recognition purposes only, grants to retirement eligible employees prior to January 1, 2006 are not subject to accelerated vesting and expense is recognized over the nominal vesting period.

        We award time vesting RSUs to employees that generally vest no sooner than one-third per year over three years on the anniversary of the date of grant if the employee has reached the retirement eligibility threshold, or upon the third anniversary of the date of grant, provided the employee remains continuously employed with us. Shares of Genzyme Stock will be delivered to the employee upon vesting, subject to payment of applicable withholding taxes. Time vesting RSUs awarded to our directors for service on our board of directors vest on the date of the next annual meeting of shareholders following the date of grant, provided that the director continues to serve on our board of directors through the vesting date. Shares of Genzyme Stock will be delivered to the director upon vesting. The fair value of all time vesting RSUs is based on the market value of Genzyme Stock on the date of grant. We recognize compensation expense for our RSUs, including the effect of forfeitures, over the applicable service period.

ESPP

        Our 2009 ESPP was approved by shareholders in May 2009, and succeeds our 1999 ESPP. The ESPP allows employees to purchase our stock at a discount. Under this plan, the purchase price per share of Genzyme Stock is 85% of the lower of the fair market value of Genzyme Stock at the beginning of an enrollment period or on the applicable purchase date. Employees working at least 20 hours per week may elect to participate in our ESPP during specified open enrollment periods, which occur twice each year shortly before the start of each new enrollment period. New enrollment periods begin on the first trading day of January and July and each enrollment period lasts two years. Employee contributions for each enrollment period are automatically used to purchase stock on behalf of each participating employee on eight pre-determined purchase dates during the two-year enrollment period, which occur once every three months, in January, April, July and October. We place limitations on the total number of shares of stock that employees can purchase under the plan in a given year.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE M. STOCKHOLDERS' EQUITY (Continued)

Stock-Based Compensation Expense, Net of Estimated Forfeitures

        We recorded the following amounts of pre-tax stock-based compensation expense, net of estimated forfeitures, and related tax benefits for the years ended December 31, 2009, 2008 and 2007 (amounts in thousands, except per share amounts):

	For the Years Ended December 31,
	2009	2008	2007
Pre-tax stock-based compensation expense, net of estimated forfeitures	$(204,115)	$(186,973)	$(189,950)
Less: tax benefit of stock options	53,434	56,740	58,148

Stock-based compensation expense, net of tax	$(150,681)	$(130,233)	$(131,802)

Per basic and diluted share	$(0.56)	$(0.49)	$(0.50)

(1)
We capitalized $16.4 million in 2009, $13.9 million in 2008 and $13.5 million in 2007, of stock-based compensation expense to inventory, all of which is attributable to participating employees that support our manufacturing operations. We amortize stock-based compensation expense capitalized to inventory based on inventory turns.

        At December 31, 2009, there was approximately $238 million of pre-tax stock-based compensation expense, net of estimated forfeitures, related to unvested awards not yet recognized which is expected to be recognized over a weighted average period of two years.

Valuation Assumptions for Stock Option Plans and ESPP

        We use the Black-Scholes option valuation model to determine the amount of employee stock-based compensation expense to recognize in our consolidated statements of operations. Option valuation models require the input of subjective assumptions and these assumptions can vary over time. The weighted average assumptions used are as follows:

	For the Years Ended December 31,
	2009	2008	2007
Risk-free interest rate	2%	2%	4%
Dividend yield	0%	0%	0%
Expected option life (in years)—directors	7	7	7
Expected option life (in years)—officers	6	6	6
Expected option life (in years)—other senior managers	5	5	4
Expected option life (in years)—all other employees	4	4	4
Volatility-stock options	32%	27%	28%
Volatility-ESPP	42%	27%	23%

        The risk-free interest rate is based on the U.S. Treasury yield curve in effect on the date of grant. The dividend yield percentage is zero because we do not currently pay dividends nor intend to do so during the expected option life. We used historical data from exercises of our stock options and other factors to estimate the expected option life (in years), or term, of the share-based payments granted.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE M. STOCKHOLDERS' EQUITY (Continued)

We determined the volatility rate for our stock options based on the expected term of the equity award granted. We determine separate volatility rates for each enrollment under our ESPP based on the period from the commencement date of each enrollment to each applicable purchase date. Stock option expense in future periods will be based upon the Black-Scholes values determined at the date of each grant or the date of each purchase under our ESPP.

Stock Option Plan Activity

        The following table contains information regarding our stock option activity for the year ended December 31, 2009:

	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2008	31,850,152	$55.39
Granted	2,099,955	$58.61
Exercised	(1,368,273)	$33.18
Forfeited and cancelled	(484,246)	$87.16

Outstanding at December 31, 2009	32,097,588	$56.09	5.37	$76,034,685

Vested and expected to vest at December 31, 2009	31,977,058	$56.07	5.36	$76,034,685

Exercisable at December 31, 2009	25,655,170	$54.41	4.71	$76,034,685

        The following table contains information regarding the pre-tax intrinsic value of our stock options and the weighted average grant date fair value per share of stock granted under our stock option plans for the periods presented (amounts in thousands, except per share amounts):

	For the Years Ended December 31,
	2009	2008	2007
Pre-tax intrinsic value of options exercised	$36,421	$176,048	$153,772
Weighted average grant date fair value per share of stock granted under our stock option plans	$18.80	$19.24	$19.39

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE M. STOCKHOLDERS' EQUITY (Continued)

Time Vesting RSU Activity

        The following table contains information regarding our time vesting RSUs for the year ended December 31, 2009:

	Shares Under Award	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2008	2,985,925	$65.87	1.89
Granted	2,352,820	$58.64
Vested and issued	(80,123)
Forfeited and cancelled	(145,258)	$63.18

Outstanding at December 31, 2009	5,113,364	$62.56	1.53	$250,605,970

Vested and expected to vest at December 31, 2009	4,959,699		1.51	$243,074,826

Cumulative shares issued at December 31, 2009	90,599

ESPP Activity

        The following table contains information regarding our ESPP activity for the years ended December 31, 2008 and 2009:

Shares available and issued:
Available for purchase as of December 31, 2007	1,445,791
Shares purchased by employees	(936,105)

Available for purchase as of December 31, 2008	509,686
Additional shares authorized	3,000,000
Adjustment—shares from our 2001 ESPP plan	9,909
Shares purchased by employees	(1,067,192)

Available for purchase as of December 31, 2009	2,452,403

NOTE N. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

Federal Securities Litigation

        In July 2009 and August 2009, two purported securities class action lawsuits were filed in the U.S. District Court for the District of Massachusetts against us and our President and Chief Executive Officer. The lawsuits were filed on behalf of those who purchased our common stock during the period from June 26, 2008 through July 21, 2009 and allege violations of Section 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. Each of the lawsuits is premised upon allegations that we made materially false and misleading statements and omissions by failing to disclose instances of viral contamination at two of our manufacturing facilities and our receipt

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE N. COMMITMENTS AND CONTINGENCIES (Continued)

of a list of inspection observations from the FDA related to one of the facilities, which detailed observations of practices that the FDA considered to be deviations from GMP. The plaintiffs seek unspecified damages and reimbursement of costs, including attorneys' and experts' fees. In November 2009, the lawsuits were consolidated and a lead plaintiff appointed. We intend to defend this lawsuit vigorously.

Shareholder Demand Letters

        Since August 2009, we have received nine letters from shareholders demanding that our board of directors take action on our behalf of Genzyme Corporation to remedy alleged breaches of fiduciary duty by our directors and certain executive officers. The demand letters are primarily premised on allegations regarding our disclosures to shareholders with respect to manufacturing issues and compliance with GMP and our processes and decisions related to manufacturing at our Allston facility. Several of the letters also assert that certain of our executive officers and directors took advantage of their knowledge of material non-public information about Genzyme to illegally sell stock they personally held in Genzyme. Our board of directors has designated a special committee of three independent directors to oversee the investigation of the allegations made in the demand letters and to recommend to the independent directors of the board whether any action should be instituted on behalf of Genzyme Corporation against any officer or director. The committee has retained independent legal counsel. If the independent members of our board of directors were to make a determination that it was in our best interest to institute an action against any officers or directors, any monetary recovery would be to the benefit of Genzyme Corporation. The special committee's investigation is ongoing.

Shareholder Derivative Actions

        In December 2009, two actions were filed by shareholders derivatively for Genzyme's benefit in the U.S. District Court for the District of Massachusetts against our board of directors and certain of our executive officers after a ninety day period following their respective demand letters had elapsed (the "District Court Actions"). In January 2010, a derivative action was filed in Massachusetts Superior Court by a shareholder who has not issued a demand letter (the "January State Court Action"). In February 2010, a derivative action was filed in Massachusetts Superior Court by a shareholder after a ninety day period following the shareholder's demand letter had elapsed. The derivative actions in general are based on allegations that our directors and certain executive officers breached their fiduciary duties by causing Genzyme to make purportedly false and misleading or inadequate disclosures of information regarding manufacturing issues, compliance with GMP, ability to meet product demand, expected revenue growth, and approval of Lumizyme. The actions also allege that certain of our directors and executive officers took advantage of their knowledge of material non-public information about Genzyme to illegally sell stock they personally held in Genzyme. The plaintiffs generally seek, among other things, judgment in favor of Genzyme for the amount of damages sustained by Genzyme as a result of the alleged breaches of fiduciary duty, disgorgement to Genzyme of proceeds that certain of our directors and executive officers received from sales of Genzyme stock and all proceeds derived from their service as directors or executives of Genzyme, and reimbursement of plaintiffs' costs, including attorneys' and experts' fees. The plaintiffs in the District Court Actions have agreed to a joint stipulation consolidating and staying these cases until our board of directors has had sufficient time to exercise its duties and complete an appropriate investigation, which is ongoing. We have filed a motion to dismiss, or in the alternative, stay the January State Court Action. We intend to defend these lawsuits vigorously.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE N. COMMITMENTS AND CONTINGENCIES (Continued)

Fabrazyme Patent Litigation

        In October 2009, Shelbyzyme LLC filed a complaint against us in the U.S. District Court for the District of Delaware alleging infringement of U.S. patent 7,011,831 by "making, using, selling and promoting a method for the treatment of" Fabry disease. The '831 patent, which is directed to a method for treating Fabry disease, was issued in March 2006 and expired in March 2009. The plaintiffs seek damages for past infringement, including treble damages for alleged willful infringement and reimbursement of costs, including attorney's fees. We intend to defend this lawsuit vigorously.

Other Matters

        We are party to a legal action brought by Kayat pending before the District Court in Nicosia, Cyprus. Kayat alleges that we breached a 1996 distribution agreement under which we granted Kayat the right to distribute melatonin tablets in the Ukraine, primarily by not providing products or by providing non-conforming products. Kayat further claims that due to the alleged breach, it suffered lost profits that Kayat claims it would have received under agreements it alleges it had entered into with subdistributors. Kayat also alleges common law fraud and violations of Mass. Gen. L. c. 93A and RICO. Kayat filed its suit on August 8, 2002 and a trial began in Cyprus in December 2009. Kayat seeks damages for its legal claims and for expenses it claims it has incurred, including legal fees and advertising, promotion and other out-of-pocket expenses. We believe we acted appropriately in all regards, including properly terminating the agreement when we decided to exit the melatonin business, and we intend to defend this lawsuit vigorously.

        We are not able to predict the outcome of the lawsuits and matters described above or estimate the amount or range of any possible loss we might incur if we do not prevail in final, non-appealable determination of these matters. Therefore, we have not accrued any amounts in connection with the lawsuits and matters described above.

        In April 2005, Church & Dwight Co., Inc., or Church & Dwight, filed a suit in U.S. District Court for the District of New Jersey against Abbott Laboratories, or Abbott, claiming that certain over-the-counter pregnancy tests distributed by Abbott between 1999 and 2003 infringed upon patents owned by Church & Dwight. During part of this period, a portion of the test kits distributed by Abbott were manufactured by Wyntek Diagnostics, Inc., or Wyntek, which had agreed to indemnify Abbott for patent infringement related costs and damages for these products. In 2002, we acquired Wyntek and assumed the obligations under this agreement. In June 2008, the court issued a ruling awarding Church & Dwight approximately $29 million in damages based on a jury finding of willful infringement by Abbott and in September 2009, Abbott agreed to pay Church & Dwight approximately $27 million to settle the lawsuit. In November 2009, we paid $6.0 million to Abbott for a full release of any indemnification obligations we might have had under the agreement between Wyntek and Abbott, which was recorded as a charge to SG&A in our consolidated statements of operations for 2009.

        Through June 30, 2003, we had three outstanding series of common stock, which we referred to as tracking stocks: Genzyme General Stock (which we now refer to as Genzyme Stock); Biosurgery Stock; and Molecular Oncology Stock. On August 6, 2007, we reached an agreement in principle to settle for $64.0 million the lawsuits related to our 2003 exchange of Genzyme Stock for Biosurgery Stock. We recorded a liability for the settlement payment of $64.0 million as a charge to SG&A in our consolidated statements of operations for the three months ended June 30, 2007. We paid the settlement in August 2007. The court approved the settlement in October 2007. We have submitted

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE N. COMMITMENTS AND CONTINGENCIES (Continued)

claims to our insurers for reimbursement of portions of the expenses incurred in connection with these cases; the insurers have denied coverage, and therefore, we have not recorded a receivable for any potential recovery from our insurers. In our lawsuit against our primary insurer, the court granted the insurer's motion to dismiss the suit in October 2009. We have appealed this judgment.

        We also are subject to other legal proceedings and claims arising in connection with our business. Although we cannot predict the outcome of these proceedings and claims, we do not believe the ultimate resolution of any of these existing matters would have a material adverse effect on our consolidated financial position or results of operations.

NOTE O. INCOME TAXES

        Our income (loss) before income taxes and the related income tax provisions are as follows (amounts in thousands):

	For the Years Ended December 31,
	2009	2008	2007
Income (loss) before income taxes:
Domestic	$218,744	$655,550	$753,987
Foreign	324,989	(30,012)	(18,313)

Total	$543,733	$625,538	$735,674

Currently payable:
Federal	$135,699	$347,100	$313,136
State	14,736	26,212	19,498
Foreign	66,709	26,345	28,986

Total	217,144	399,657	361,620

Deferred:
Federal	(111,133)	(153,183)	(75,931)
State	(23,005)	(13,588)	(10,311)
Foreign	38,427	(28,429)	(19,897)

Total	(95,711)	(195,200)	(106,139)

Provision for income taxes	$121,433	$204,457	$255,481

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE O. INCOME TAXES (Continued)

        Our provisions for income taxes were at rates other than the U.S. federal statutory tax rate for the following reasons:

	For the Years Ended December 31,
	2009	2008	2007
Tax provision at U.S. statutory rate	35.0%	35.0%	35.0%
Domestic manufacturing benefits	(4.3)	(2.1)	(0.5)
Legal settlements	—	—	3.0
Audit settlements	—	(1.3)	0.5
Stock compensation	2.2	1.5	1.3
Tax credits	(5.5)	(3.9)	(3.5)
Foreign rate differential	(3.2)	1.4	(2.1)
Other	(1.9)	2.1	1.0

Effective tax rate	22.3%	32.7%	34.7%

        Our effective tax rate for 2009 was impacted by:

  •
  non-deductible stock-based compensation expenses totaling $33.5 million;

  •
  the tax benefits related to tax credits of $30.0 million; and

  •
  domestic manufacturing benefits of $23.5 million.

        Our effective tax rate for 2008 was impacted by:

  •
  non-deductible stock compensation expenses of $34.0 million in 2008; and

  •
  $5.1 million of tax benefits recorded to our income tax provision reflecting the resolution of various issues related to the settlement of IRS audits for the tax years 2004 to 2005. In conjunction with those settlements, we reduced our tax reserves by $4.9 million and recorded current and deferred tax benefits for the remaining portion of the settlement amounts.

        Our effective tax rate for 2007 was impacted by:

  •
  the charge for IPR&D of $106.4 million recorded in October 2007 in connection with our acquisition of Bioenvision, of which $100.3 million was deductible and taxed at rates other than the U.S. statutory income tax rate and $6.1 million was non-deductible;

  •
  non-deductible stock compensation expenses of $32.0 million in 2007;

  •
  a non-deductible charge of $64.0 million for the settlement of the Biosurgery tracking stock suit in August 2007; and

In addition, our overall tax rate has changed significantly due to fluctuations in our income before taxes, which was $543.7 million in 2009, $625.5 million in 2008, and $735.7 million in 2007.

        Effective January 1, 2007, we recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. The tax benefits recognized in our consolidated

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE O. INCOME TAXES (Continued)

financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.

        As of December 31, 2009, we had $41.3 million of total gross unrecognized tax benefits, of which approximately $40 million represents the amount of unrecognized tax benefits that, if recognized, would favorably affect our effective income tax rate in future periods. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (amounts in thousands):

Balance as of December 31, 2006	$36,515
Additions to tax provisions related to the current year	9,634
Additions to tax provisions related to the prior years	829
Reduction for tax provisions of prior years	(5,155)

Balance as of December 31, 2007	41,823
Additions to tax provisions related to the current year	8,445
Additions to tax provisions related to the prior years	10,029
Reduction for tax provisions of prior years	(8,232)

Balance as of December 31, 2008	52,065
Additions to tax provisions related to the current year	6,501
Additions to tax provisions related to prior years	3,403
Reduction for tax provisions of prior years	(22,139)

Balance as of December 31, 2009	$39,830

        We continue to recognize interest and penalties related to unrecognized tax benefits, which are not significant, within our provision for income taxes.

        The components of net deferred tax assets (liabilities) are described in the following table (amounts in thousands):

	December 31,
	2009	2008
Deferred tax assets:
Net operating loss carryforwards	$1,649	$49,587
Tax credits	22,163	18,831
Inventory	85,511	75,314
Depreciable assets	8,433	3,331
Stock-based compensation	183,395	133,847
Intangible amortization	133,172	75,051
Reserves, accruals and other	120,388	103,887

Total deferred tax assets	554,711	459,848
Deferred tax liabilities:
Realized and unrealized capital (gains) losses	531	(2,506)

Net deferred tax assets	$555,242	$457,342

        Our ability to realize the benefit of the net deferred tax assets is dependent on our generating sufficient taxable income. While it is not assured, we believe that it is more likely than not that we will

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE O. INCOME TAXES (Continued)

be able to realize all of our net deferred tax assets. The amount we can realize, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

        At December 31, 2009, we had for U.S. income tax purposes, no significant net operating loss carryforwards and tax credit carryforwards of $22.2 million, primarily for state income tax purposes. The tax credits begin expiring after 2021.

        We are currently under IRS audit for the tax years 2006 and 2007 and various states and foreign jurisdictions for various years. We believe that we have provided sufficiently for all audit exposures. We reasonably expect that our unrecognized tax benefits will decrease within the next twelve months by approximately $13 million as a result of the resolution of tax examinations. Settlement of these audits or the expiration of the statute of limitations on the assessment of income taxes for any tax year will likely result in a reduction of future tax provisions. Any such benefit would be recorded upon final resolution of the audit or expiration of the applicable statute of limitations.

NOTE P. BENEFIT PLANS

Defined Contribution Plans

        We have two defined contribution plans:

  •
  the Genzyme Corporation 401(k) Plan, which we refer to as the 401(k) Plan; and

  •
  the Biomatrix, Inc. Retirement Plan, which we refer to as the Biomatrix Plan.

        The 401(k) Plan was established effective January 1, 1988 to provide a long-range program of systematic savings for eligible employees. Employees of Genzyme Corporation as well as our wholly-owned subsidiaries in the United States are eligible to participate in the 401(k) Plan. For 2009, eligible employees could elect, through salary reduction agreements, to have up to 60% or a maximum of $16,500 of their eligible compensation contributed on a pre-tax basis to the 401(k) Plan. We made bi-weekly matching contributions to the 401(k) Plan equal to 100% of the first 6% of the 401(k) Plan participant's eligible earnings that are contributed as pre-tax contributions.

        SG&A includes the following charges related to the 401(k) Plan, representing our matching contributions incurred in each year:

  •
  $33.8 million in 2009;

  •
  $33.6 million in 2008; and

  •
  $25.0 million in 2007.

        Effective December 31, 2000, the Biomatrix Plan was frozen and the participants in this plan became eligible to participate in the 401(k) Plan.

Defined Benefit Plans

        We have defined benefit pension plans for certain employees in countries outside the United States and a defined benefit post-retirement plan for one of our U.S. subsidiaries, which has been frozen since 1995 and is not significant. These plans are funded in accordance with requirements of the appropriate regulatory bodies governing each plan.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE P. BENEFIT PLANS (Continued)

        The following table sets forth the funded status and the amounts recognized for our defined benefit pension plans outside the United States (amounts in thousands):

	December 31,
	2009	2008
Change in benefit obligation:
Projected benefit obligation, beginning of year	$65,322	$97,608
Service cost	4,471	6,313
Interest cost	4,642	5,468
Plan participants' contributions	2,024	2,073
Actuarial (gain)/loss	24,687	(21,372)
Foreign currency exchange rate changes	8,658	(23,150)
Benefits paid	(1,444)	(1,618)

Projected benefit obligation, end of year	$108,360	$65,322

Change in plan assets:
Fair value of plan assets, beginning of year	$43,755	$72,387
Return on plan assets	10,145	(16,155)
Employer contribution	4,380	4,486
Plan participants' contributions	2,024	2,073
Foreign currency exchange rate changes	6,053	(17,640)
Benefits paid	(1,246)	(1,396)

Fair value of plan assets, end of year	$65,111	$43,755

Funded status at end of year	$(43,249)	$(21,567)

        Amounts recognized in our consolidated balance sheets consist of (amounts in thousands):

	December 31,
	2009	2008
Accrued expenses	$(1,973)	$(1,234)
Other noncurrent liabilities	(41,276)	(20,333)

Net amount recognized	$(43,249)	$(21,567)

        The amounts recognized in accumulated other comprehensive income (loss) for our U.K. Pension Plan were (amounts in thousands):

	For the Years Ended December 31,
	2009	2008	2007
Net actuarial gains	$34,076	$20,631	$22,187
Net prior service costs	—	—	—

The amounts recognized or not yet recognized in accumulated other comprehensive income (loss) by our other pension plans were not significant for the years ended December 31, 2009, 2008 or 2007. The

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE P. BENEFIT PLANS (Continued)

estimated amounts that will be amortized from accumulated other comprehensive income (loss) at December 31, 2009 into net pre-tax periodic pension costs in 2010 are also not significant.

        The weighted average assumptions used in determining related obligations of pension benefit plans are shown below:

	December 31,
	2009	2008
Weighted average assumptions:
Discount rate	5.67%	6.42%
Rate of compensation increase	4.62%	4.12%

        For the year ended December 31, 2009, the discount rate used to determine the benefit obligations for our plans was based on highly rated long-term bond indices and yield curves that match the duration of each plan's benefit obligations. The bond indices and yield curve analyses include only bonds rated Aa or higher from reputable rating agencies. The discount rate represents the average of the discount rates for each plan weighted by plan liabilities as of December 31, 2009. The discount rate reflects the rate at which the pension benefits could be effectively settled.

        The weighted average assumptions used to determine the net pension expense are shown below:

	December 31,
	2009	2008	2007
Weighted average assumptions:
Discount rate	6.43%	5.78%	5.12%
Rate of return on assets	7.64%	7.61%	7.67%
Rate of compensation increase	4.15%	4.81%	4.44%

        The components of net pension expense are as follows (amounts in thousands):

	December 31,
	2009	2008	2007
Service cost	$4,471	$6,313	$6,436
Interest cost	4,642	5,468	5,063
Expected return on plan assets	(4,034)	(5,607)	(3,411)
Amortization and deferral of actuarial gain (loss)	761	827	(456)

Net pension expense	$5,840	$7,001	$7,632

        The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows (amounts in thousands):

	December 31,
	2009	2008
Projected benefit obligation	$108,360	$65,322
Accumulated benefit obligation	99,079	56,462
Fair value of plan assets	65,111	43,755

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE P. BENEFIT PLANS (Continued)

        In December 2009, we adopted the provisions of new guidance related to expanded disclosure requirements for assets held in employer's defined benefit pensions or other post retirement plans, including employers' investment strategies, major categories of plan assets, concentrations of risk within plan assets and the valuation techniques used to measure fair value of plan assets.

        At December 31, 2009 and 2008, plan assets for our foreign defined pension benefit plans consist primarily of the assets of our U.K. Pension Plan. All of the U.K. Pension Plan assets are invested in nine mutual funds, which are designated as Level 2 investments as of December 31, 2009. Defined pension benefit plan assets for our other foreign subsidiaries as of December 31, 2009 and 2008 were not significant.

        The investment objective of our U.K. Pension Plan is to maximize the overall return from investment income and capital appreciation without resorting to a high risk investment strategy. The plan has no employer-related investments. Our U.K. Pension Plan retains professional investment managers that invest plan assets primarily in equity securities, bonds, property, and cash and other investments, which is consistent with the plan's liability profile.

        The U.K. Pension Plan's benchmark allocation strategy is 55% U.K. equities, 20% overseas equities, 15% bonds and 10% real estate.

        The actual weighted average asset allocations for our U.K. Pension Plan are as follows:

	December 31,
	2009	2008
U.K. equity securities	56%	56%
Other overseas equity securities	21%	25%
Bonds	9%	11%
Real estate	8%	4%
Other	6%	4%

Total	100%	100%

        The assumption made for the expected return on assets is based on the benchmark allocation strategy for our U.K. Pension Plan. Returns for individual asset categories are derived from market yields at the effective date, together with, in the case of equity-type assets, allowance for the additional future return expected from such assets compared to fixed interest investments.

Contributions

        We expect to contribute approximately $9 million to our U.K. Pension Plan in 2010.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE P. BENEFIT PLANS (Continued)

Estimated Future Benefit Payments

        We expect to pay the following benefit payments for our defined pension benefit plans outside the United States, which reflect expected future service, as appropriate (amounts in thousands):

Estimated Future Benefit Payments
2010	$2,045
2011	1,908
2012	2,176
2013	2,388
2014	2,855
2015 - 2019	20,987

Total	$32,359

NOTE Q. SEGMENT INFORMATION

        We present segment information in a manner consistent with the method we use to report this information to our management. We changed our segment reporting structure to better reflect the way we manage and measure the performance of our businesses. Under the new reporting structure, we are organized into five reporting segments as described above in Note A., "Summary of Significant Accounting Policies—Description of Business," to these consolidated financial statements. We have revised our 2008 and 2007 segment disclosures to conform to our 2009 presentation.

        We have provided information concerning the operations of these reportable segments in the following tables (amounts in thousands):

	For the Years Ended December 31,
	2009	2008	2007
Revenues:
Personalized Genetic Health(1)(3)	$1,849,609	$2,296,136	$1,826,740
Renal and Endocrinology	1,008,352	954,421	832,109
Biosurgery	561,815	491,100	426,647
Hematology and Oncology(2)	512,920	309,538	251,759
Multiple Sclerosis	12,467	21,709	11,595
Other	568,364	530,874	463,054
Corporate	1,998	1,261	1,615

Total	$4,515,525	$4,605,039	$3,813,519

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE Q. SEGMENT INFORMATION (Continued)

	For the Years Ended December 31,
	2009	2008	2007
Depreciation and amortization expense:
Personalized Genetic Health	$55,128	$47,150	$40,776
Renal and Endocrinology	84,342	83,314	83,609
Biosurgery	87,007	76,327	71,512
Hematology and Oncology(2)	102,991	67,784	49,063
Multiple Sclerosis	2,207	592	388
Other	36,788	33,207	34,528
Corporate	87,901	66,290	58,320

Total	$456,364	$374,664	$338,196

Equity in income (loss) of equity method investments:
Personalized Genetic Health	$—	$185	$29,258
Renal and Endocrinology	—	—	(45)
Biosurgery	—	—	—
Hematology and Oncology	—	—	(21,101)
Multiple Sclerosis	—	—	—
Other	—	—	—
Corporate	—	16	(714)

Total	$—	$201	$7,398

Income (loss) before income taxes:
Personalized Genetic Health(1)(3)(4)	$909,882	$1,090,514	$1,169,371
Renal and Endocrinology(5)	453,322	261,992	297,458
Biosurgery	149,062	99,553	60,082
Hematology and Oncology(2)	(80,928)	(90,854)	(215,571)
Multiple Sclerosis(2)	(101,295)	(48,689)	(20,789)
Other(6)	36,738	34,529	33,797
Corporate(7)	(823,048)	(721,507)	(588,674)

Total	$543,733	$625,538	$735,674

(1)
Effective January 1, 2008, instead of sharing all costs and profits of Aldurazyme equally, we began to record all sales of Aldurazyme and began paying BioMarin a tiered payment ranging from approximately 39.5% to 50% of worldwide net product sales of Aldurazyme. Revenue for our Personalized Genetic Health reporting segment includes Aldurazyme revenue of $155.1 million for 2009 and $151.7 million for 2008.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE Q. SEGMENT INFORMATION (Continued)

(2)
The results of operations of acquired companies are included in segment results beginning on the date of acquisition. Significant acquisitions impacting our segment results above are:

Acquisition	Segment	Date Acquired
Acquisition from Bayer	Hematology and Oncology, Multiple Sclerosis	May 29, 2009
Bioenvision	Hematology and Oncology	October 23, 2007

  Includes:

  •
  $31.5 million of charges for our Hematology and Oncology segment and $34.1 million of charges for our Multiple Sclerosis segment, related to the contingent consideration expenses recorded in 2009. These charges related to the increase in fair value of the contingent consideration obligations recorded as a result of our acquisition from Bayer; and

  •
  $125.5 million of IPR&D charges recorded in 2007 related to our acquisition of Bioenvision.

(3)
Includes:

•
the impact of supply constraints for Cerezyme and Fabrazyme due to the temporary suspension of production at our Allston facility in June 2009;

•
a charge of $100.0 million recorded in July 2008 as a nonrefundable upfront license fee payment to PTC related to our collaboration agreement to develop and commercialize ataluren for the treatment of genetic diseases caused by nonsense mutations, including DMD, CF and hemophilia; and

•
a charge of $25.0 million recorded in June 2007 for an upfront payment made to Ceregene in connection with a collaboration agreement for the development and commercialization of CERE-120, a gene therapy product for the treatment of Parkinson's disease.

(4)
Includes a charge of $175.0 million recorded in June 2008 and a charge of $69.9 million recorded in February 2008 as license fee payments to Isis for exclusive, worldwide rights to mipomersen.

(5)
Includes charges of $130.0 million recorded in October 2008 for amounts accrued or paid to Osiris for nonrefundable upfront license fees related to our collaboration to develop and commercialize Prochymal and Chondrogen.

(6)
Includes a charge of $18.2 million recorded to research and development expense in our consolidated statements of operations in January 2009 for intellectual property we acquired from EXACT Sciences.

(7)
Loss before income taxes for Corporate includes our corporate, general and administrative and corporate science activities, all of the stock-based compensation expenses, as well as net gains on investments in equity securities, interest income, interest expense and other income and expense items that we do not specifically allocate to a particular reporting segment. Loss before income taxes for Corporate includes a charge of $64.0 million in 2007 for the settlement of the litigation related to the consolidation of our former tracking stocks.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE Q. SEGMENT INFORMATION (Continued)

  Segment Assets

        We provide information concerning the assets of our reportable segments in the following table (amounts in thousands):

	December 31,
	2009	2008	2007
Segment Assets(1):
Personalized Genetic Health(2)	$1,525,602	$1,547,417	$1,167,557
Renal and Endocrinology	1,283,731	1,381,100	1,552,086
Biosurgery	509,064	497,813	458,239
Hematology and Oncology(3)	1,406,684	1,022,272	1,042,593
Multiple Sclerosis(3)	956,448	324,111	313,407
Other(4)	462,978	410,388	374,982
Corporate(3)(4)	3,916,217	3,488,175	3,405,511

Total	$10,060,724	$8,671,276	$8,314,375

(1)
Assets for our five reporting segments and Other include primarily accounts receivable, inventory and certain fixed and intangible assets, including goodwill.

(2)
Effective January 1, 2008, in connection with the restructuring of BioMarin/Genzyme LLC, we licensed certain rights to commercialize Aldurazyme from the joint venture, and began consolidating the results of the joint venture at fair value. As of December 31, 2009, other intangible assets, net includes $240.2 million for the fair value of the joint venture's manufacturing and commercialization rights to Aldurazyme, offset by $(24.0) million of related amortization. Other noncurrent liabilities as of December 31, 2009, includes $216.2 million of additional net liabilities related to the fair value of these rights.

(3)
In May 2009, we acquired the worldwide rights to the oncology products Campath, Fludara and Leukine and alemtuzumab for MS from Bayer for $42.4 million of cash, net of refundable deposits, and $964.1 million of contingent consideration obligations. Total assets for the acquisition as of May 29, 2009, the date of acquisition, include (amounts in millions):

	Hematology and Oncology	Multiple Sclerosis	Amount
Inventory	$136.4	—	$136.4
Developed technology	261.4	—	261.4
IPR&D	—	632.9	632.9

Total	$397.8	$632.9	$1,030.7

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE Q. SEGMENT INFORMATION (Continued)

  In October 2007, we acquired Bioenvision for net consideration of $304.7 million. Total assets for the acquisition as of October 23, 2007, the date of acquisition, include (amounts in millions):

	Amount	Business Segment
Cash and cash equivalents	$45.2	Corporate
Goodwill and other intangible assets	257.7	Hematology and Oncology
Other tangible assets	13.0	Hematology and Oncology

Total	$315.9

(4)
Includes the assets related to our corporate, general and administrative operations, and corporate science activities that we do not allocate to a particular segment, including cash, cash equivalents, short- and long-term investments in debt securities, net property, plant and equipment and deferred tax assets.

Segment assets for Corporate consist of the following (amounts in thousands):

	December 31,
	2009	2008	2007
Cash, cash equivalents, short- and long-term investments in debt securities	$1,049,700	$973,691	$1,460,394
Deferred tax assets, net	555,242	457,342	260,005
Property, plant & equipment, net	1,787,054	1,524,442	1,240,992
Investments in equity securities	74,438	83,325	89,181
Other	449,783	449,375	354,939

Total	$3,916,217	$3,488,175	$3,405,511

Geographic Information

        We operate in the healthcare industry and we manufacture and market our products primarily in the United States and Europe. Our principal manufacturing facilities are located in the United States,

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE Q. SEGMENT INFORMATION (Continued)

England, Republic of Ireland, France and Belgium. The following tables contain certain financial information by geographic area (amounts in thousands):

	For the Years Ended December 31,
	2009	2008	2007
Revenues:
United States	$2,375,523	$2,259,086	$1,996,764
Europe	1,388,415	1,587,318	1,238,360
Other	751,587	758,635	578,395

Total	$4,515,525	$4,605,039	$3,813,519

	December 31,
	2009	2008	2007
Long-lived assets:
United States	$1,646,588	$1,374,708	$1,067,918
Europe	1,350,139	1,099,916	1,044,901
Other	23,928	11,429	11,644

Total	$3,020,655	$2,486,053	$2,124,463

        Our results of operations are dependent on sales of Cerezyme. Sales of this product represented 18% of our total revenue in 2009, 27% of our total revenue in 2008 and 30% of our total revenue in 2007. We manufacture Cerezyme at our Allston facility and perform certain fill-finish activities at our facility in Waterford, Ireland. We sell this product directly to physicians, hospitals and treatment centers as well as through unaffiliated distributors. Distributor sales of Cerezyme represented 15% of Cerezyme revenue in 2009, 15% in 2008 and 17% in 2007. We believe that our credit risk associated with trade receivables is mitigated as a result of the fact that this product is sold to a large number of customers over a broad geographic area.

        Sales of Renagel/Renvela, including sales of bulk sevelamer, represented 16% of our total revenue in 2009, 14% of our total revenue in 2008 and 16% of total revenue in 2007. A substantial portion of the sales of Renagel/Renvela are to wholesale distributors.

NOTE R. QUARTERLY RESULTS (Unaudited)

	1st Quarter 2009	2nd Quarter 2009	3rd Quarter 2009	4th Quarter 2009
	(Amounts in thousands, except per share amounts)
Total revenues	$1,148,871	$1,228,510	$1,057,514	$1,080,630
Gross profit(1)	842,931	870,595	696,715	698,866
Net income(2)	195,486	187,574	15,995	23,245
Net income per share:
Basic	$0.72	$0.69	$0.06	$0.09
Diluted	$0.70	$0.68	$0.06	$0.09

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE R. QUARTERLY RESULTS (Unaudited) (Continued)

	1st Quarter 2008	2nd Quarter 2008	3rd Quarter 2008	4th Quarter 2008
	(Amounts in thousands, except per share amounts)
Total revenues	$1,100,061	$1,171,134	$1,160,284	$1,173,560
Gross profit(3)	819,819	862,093	865,674	866,850
Net income(4)	145,271	69,564	119,596	86,650
Net income per share:
Basic	$0.54	$0.26	$0.44	$0.32
Diluted	$0.52	$0.25	$0.42	$0.31

(1)
Includes:

•
for the first quarter of 2009, a $9.2 million pre-tax charge ($7.2 million after tax) for the write off of Myozyme inventory costs related to incomplete production runs at our Belgium facility;

•
for the second quarter of 2009, a $24.1 million pre-tax charge ($17.9 million after tax) for the initial costs related to the remediation of our Allston facility and the write off of the Cerezyme work-in-process material;

•
for the third quarter of 2009, a $23.7 million pre-tax charge ($19.5 million after tax) for costs related to the remediation of our Allston facility; and

•
for the fourth quarter of 2009, a $20.9 million pre-tax charge ($15.2 million after tax) for manufacturing-related costs, including $10.1 million related to the remediation of our Allston facility and approximately $11 million of other manufacturing-related charges.

(2)
Includes:

•
for the first quarter of 2009, an $18.2 million pre-tax charge ($11.6 million after tax) for the acquisition of intellectual property from EXACT Sciences;

•
for the second quarter of 2009, a $24.2 million pre-tax gain ($17.6 million after tax) on acquisition of business related to our acquisition from Bayer; and

•
for the third quarter of 2009, a $7.0 million pre-tax charge ($5.4 million after tax) for the acquisition of intellectual property from Targeted Genetics.

(3)
Includes:

•
for the fourth quarter of 2008, an $18.1 million pre-tax charge ($13.4 million after tax) for the write off of inventory associated with terminated production runs and validation costs associated with our Belgium facility that were incorrectly capitalized from January to September 2008.

(4)
Includes:

•
for the first quarter of 2008, a $69.9 million pre-tax charge ($56.5 million after tax) for a license fee we paid to Isis;

•
for the second quarter of 2008, a $175.0 million pre-tax charge ($141.3 million after tax) for an additional license fee paid to Isis;

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE R. QUARTERLY RESULTS (Unaudited) (Continued)

  •
  for the third quarter of 2008, a $100.0 million pre-tax charge ($91.3 million after tax) for a license fee we paid to PTC and $14.3 million of pre-tax charges ($10.6 million after tax) for net losses on investments in equity securities; and

  •
  for the fourth quarter of 2008, a $130.0 million pre-tax charge ($82.5 million after tax) for amounts accrued and paid to Osiris for a license fee and a $16.0 million pre-tax charge ($11.1 million after tax) for the license or purchase of certain intellectual property and technology relating to transactions with two third parties.

NOTE S. VALUATION AND QUALIFYING ACCOUNTS

        The following table provides information about our valuation and qualifying accounts for the years ended December 31, 2009, 2008 and 2007:

		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year ended December 31, 2009:
Accounts receivable allowances	$40,375,000	$18,705,000	$58,152,000	$47,338,000	$69,894,000
Rebates	$132,905,000	$—	$235,671,000	$234,574,000	$134,002,000
Year ended December 31, 2008:
Accounts receivable allowances	$40,287,000	$12,933,000	$14,071,000	$26,916,000	$40,375,000
Rebates	$90,437,000	$—	$203,333,000	$160,865,000	$132,905,000
Year ended December 31, 2007:
Accounts receivable allowances	$52,563,000	$9,664,000	$10,964,000	$32,904,000	$40,287,000
Rebates	$62,166,000	$—	$149,967,000	$121,696,000	$90,437,000

NOTE T. SUPPLEMENTAL GUARANTOR INFORMATION

        Our payment obligations under our 2015 and 2020 Senior Notes are guaranteed by our wholly-owned subsidiary, Genzyme Therapeutic Products Limited Partnership ("Guarantor Subsidiary"). Such guarantees are full, unconditional and joint and several. The following supplemental financial information sets forth, on a combined basis, balance sheets, statements of income and statements of cash flows for Genzyme Corporation (Parent) and the Company's Guarantor Subsidiary—Genzyme Therapeutic Products Limited Partnership which is 100% owned by the Parent, and the Company's Non-Guarantor Subsidiaries.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE T. SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

GENZYME CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet as of December 31, 2009
(Amounts In thousands, except par value amounts)

	Genzyme Corporation	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Total
ASSETS
Current assets:
Cash and cash equivalents	$358,759	$103,119	$280,368	$—	$742,246
Short-term investments	11,649	151,981	—	—	163,630
Accounts receivable, net	403,977	—	495,754	—	899,731
Inventories	248,988	76,205	282,829	—	608,022
Other current assets	118,077	251	92,419	—	210,747
Intercompany accounts receivable	—	798,907	272,166	(1,071,073)	—
Deferred tax assets	169,615	3,486	5,326	—	178,427

Total current assets	1,311,065	1,133,949	1,428,862	(1,071,073)	2,802,803
Property, plant, and equipment, net	1,285,135	189,320	1,334,894	—	2,809,349
Long-term investments	11,668	132,156	—	—	143,824
Intercompany notes receivable	207,891	25	200,407	(408,323)	—
Goodwill	1,299,272	—	104,091	—	1,403,363
Other intangible assets, net	1,773,210	—	540,052	—	2,313,262
Deferred tax assets—noncurrent	372,408	—	4,407	—	376,815
Investment in equity securities	74,438	—	—	—	74,438
Investment in subsidiaries	3,852,897	—	—	(3,852,897)	—
Other noncurrent assets	91,834	—	45,036	—	136,870

Total assets	$10,279,818	$1,455,450	$3,657,749	$(5,332,293)	$10,060,724

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$58,556	$—	$131,073	$—	$189,629
Accrued expenses	493,149	9,603	193,471	—	696,223
Intercompany accounts payable	997,727	73,346	—	(1,071,073)	—
Deferred revenue	14,375	—	10,372	—	24,747
Current portion of contingent consideration obligations	69,037	—	92,328	—	161,365
Current portion of long-term debt and capital lease obligations	8,124	—	42	—	8,166

Total current liabilities	1,640,968	82,949	427,286	(1,071,073)	1,080,130
Long-term debt and capital lease obligations	116,393	—	41	—	116,434
Long-term debt intercompany	—	144,382	263,941	(408,323)	—
Deferred revenue—noncurrent	13,356	—	29	—	13,385
Long-term contingent consideration obligations	582,050	—	271,821	—	853,871
Other noncurrent liabilities	243,399	21,798	48,055	—	313,252

Total liabilities	2,596,166	249,129	1,011,173	(1,479,396)	2,377,072
Commitments and contingencies
Stockholders' equity:
Preferred stock, $.01 par value	—	—	—	—	—
Common stock, $.01 par value	2,657	—	—	—	2,657
Additional paid-in capital	5,688,741	—	—	—	5,688,741
Accumulated earnings	1,670,096	—	—	—	1,670,096
Accumulated other comprehensive income	322,158	—	—	—	322,158

Total stockholders' equity	7,683,652	—	—	—	7,683,652
Subsidiary equity	—	1,206,321	2,646,576	(3,852,897)	—

Total liabilities and stockholders' equity	$10,279,818	$1,455,450	$3,657,749	$(5,332,293)	$10,060,724

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE T. SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

GENZYME CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet as of December 31, 2008
(Amounts In thousands, except par value amounts)

	Genzyme Corporation	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Total
ASSETS
Current assets:
Cash and cash equivalents	$330,277	$11,647	$230,182	$—	$572,106
Short-term investments	2,765	54,742	—	—	57,507
Accounts receivable, net	437,909	10	599,021	—	1,036,940
Inventories	172,443	56,840	224,154	—	453,437
Other current assets	140,796	337	66,907	—	208,040
Intercompany accounts receivable	—	2,189,750	119,337	(2,309,087)	—
Deferred tax assets	174,262	3,486	10,357	—	188,105

Total current assets	1,258,452	2,316,812	1,249,958	(2,309,087)	2,516,135
Property, plant, and equipment, net	1,069,862	127,600	1,109,105	—	2,306,567
Long-term investments	34,576	309,502	—	—	344,078
Intercompany notes receivable	520,086	—	335,947	(856,033)	—
Goodwill	1,298,907	—	102,167	—	1,401,074
Other intangible assets, net	1,431,949	—	222,749	—	1,654,698
Deferred tax assets—noncurrent	186,413	—	82,824	—	269,237
Investment in equity securities	83,325	—	—	—	83,325
Investment in subsidiaries	4,610,753	—	—	(4,610,753)	—
Other noncurrent assets	88,060	—	8,102	—	96,162

Total assets	$10,582,383	$2,753,914	$3,110,852	$(7,775,873)	$8,671,276

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$47,826	$—	$80,043	$—	$127,869
Accrued expenses	588,486	6,008	170,892	—	765,386
Intercompany accounts payable	2,220,068	(6,151)	95,170	(2,309,087)	—
Deferred revenue	9,162	—	4,300	—	13,462
Current portion of long-term debt and capital lease obligations	7,541	—	25	—	7,566

Total current liabilities	2,873,083	(143)	350,430	(2,309,087)	914,283
Long-term debt and capital lease obligations	124,344	—	(3)	—	124,341
Long-term debt intercompany	—	142,444	713,589	(856,033)	—
Deferred revenue—noncurrent	13,146	—	29	—	13,175
Other noncurrent liabilities	265,817	22,677	24,990	—	313,484

Total liabilities	3,276,390	164,978	1,089,035	(3,165,120)	1,365,283
Commitments and contingencies
Stockholders' equity:
Preferred stock, $.01 par value	—	—	—	—	—
Common stock, $.01 par value	2,707	—	—	—	2,707
Additional paid-in capital	5,779,279	—	—	—	5,779,279
Accumulated earnings	1,247,796	—	—	—	1,247,796
Accumulated other comprehensive income	276,211	—	—	—	276,211

Total stockholders' equity	7,305,993	—	—	—	7,305,993
Subsidiary equity	—	2,588,936	2,021,817	(4,610,753)	—

Total liabilities and stockholders' equity	$10,582,383	$2,753,914	$3,110,852	$(7,775,873)	$8,671,276

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE T. SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

GENZYME CORPORATION AND SUBSIDIARIES
Consolidating Balance Sheet as of December 31, 2007
(Amounts In thousands, except par value amounts)

	Genzyme Corporation	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Total
ASSETS
Current assets:
Cash and cash equivalents	$183,604	$454,991	$228,417	$—	$867,012
Short-term investments	5,525	74,558	362	—	80,445
Accounts receivable, net	366,093	—	538,008	—	904,101
Inventories	150,597	61,131	227,387	—	439,115
Prepaid expenses and other current assets	90,019	372	76,426	—	166,817
Intercompany accounts receivable	—	984,021	12,037	(996,058)	—
Deferred tax assets	145,889	2,706	15,746	—	164,341

Total current assets	941,727	1,577,779	1,098,383	(996,058)	2,621,831
Property, plant, and equipment, net	833,181	88,735	1,046,486	—	1,968,402
Long-term investments	64,642	448,295	—	—	512,937
Intercompany notes receivable	370,564	—	432,160	(802,724)	—
Goodwill	1,301,305	—	102,523	—	1,403,828
Other intangible assets, net	1,288,954	—	266,698	—	1,555,652
Deferred tax assets—noncurrent	49,694	—	45,970	—	95,664
Investment in equity securities	89,002	—	179	—	89,181
Investment in subsidiaries	4,017,027	—	—	(4,017,027)	—
Other noncurrent assets	56,431	—	10,449	—	66,880

Total assets	$9,012,527	$2,114,809	$3,002,848	$(5,815,809)	$8,314,375

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$73,060	$—	$55,320	$—	$128,380
Accrued expenses	455,985	6,263	183,397	—	645,645
Intercompany accounts payable	1,023,756	(53,280)	25,582	(996,058)	—
Deferred revenue	10,280	—	2,997	—	13,277
Current portion of long-term debt and capital lease obligations	696,585	—	40	—	696,625

Total current liabilities	2,259,666	(47,017)	267,336	(996,058)	1,483,927
Long-term debt and capital lease obligations	113,718	—	30	—	113,748
Long-term debt intercompany	—	137,124	665,600	(802,724)	—
Deferred revenue—noncurrent	16,632	—	30	—	16,662
Other noncurrent liabilities	9,574	23,334	54,193	—	87,101

Total liabilities	2,399,590	113,441	987,189	(1,798,782)	1,701,438
Commitments and contingencies
Stockholders' equity:
Preferred stock, $.01 par value	—	—	—	—	—
Common stock, $.01 par value	2,660	—	—	—	2,660
Additional paid-in capital	5,385,154	—	—	—	5,385,154
Notes receivable from stockholders	(15,670)	—	—	—	(15,670)
Accumulated earnings	826,715	—	—	—	826,715
Accumulated other comprehensive income	414,078	—	—	—	414,078

Total stockholders' equity	6,612,937	—	—	—	6,612,937
Subsidiary equity	—	2,001,368	2,015,659	(4,017,027)	—

Total liabilities and stockholders' equity	$9,012,527	$2,114,809	$3,002,848	$(5,815,809)	$8,314,375

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE T. SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

GENZYME CORPORATION AND SUBSIDIARIES
Consolidating Statement of Operations for the Year Ended December 31, 2009
(Amounts in thousands, except per share amounts)

	Genzyme Corporation	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Total
Revenues:
Net product sales	$2,250,092	$14	$1,826,559	$—	$4,076,665
Net service sales	398,673	—	19,845	—	418,518
Research and development revenue	19,636	—	706	—	20,342

Total revenues	2,668,401	14	1,847,110	—	4,515,525

Operating costs and expenses:
Cost of products sold(1)	(872,964)	(165,021)	2,174,922	—	1,136,937
Cost of services sold	231,963	—	17,176	—	249,139
Selling, general and administrative	937,820	2,439	488,337	—	1,428,596
Research and development	586,418	89,135	189,704	—	865,257
Amortization of intangibles	209,083	—	57,222	—	266,305
Contingent consideration expense	67,255	—	(1,671)	—	65,584

Total operating costs and expenses	1,159,575	(73,447)	2,925,690	—	4,011,818

Operating income (loss)	1,508,826	73,461	(1,078,580)	—	503,707

Other income (expenses):
Gain (loss) on investment in equity securities, net	(56)	—	—	—	(56)
Gain on acquisition of business	4,574	—	19,585	—	24,159
Other	1,150	—	(2,869)	—	(1,719)
Inter-subsidiary income (expense)	(1,730,414)	353,446	1,376,968	—	—
Investment income	785	15,202	1,655	—	17,642
Interest expense	(8,519)	(1)	8,520	—	—

Total other income (expenses)	(1,732,480)	368,647	1,403,859	—	40,026

Income (loss) before income taxes	(223,654)	442,108	325,279	—	543,733

(Provision for) benefit from income taxes	106,719	(123,014)	(105,138)	—	(121,433)

Income from subsidiaries	539,235			(539,235)	—

Net income (loss)	$422,300	$319,094	$220,141	$(539,235)	$422,300

(1)
Includes the net amounts of inter-subsidiary product revenues and cost of products sold.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE T. SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

GENZYME CORPORATION AND SUBSIDIARIES
Consolidating Statement of Operations for the Year Ended December 31, 2008
Amounts in thousands, except per share amounts)

	Genzyme Corporation	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Total
Revenues:
Net product sales	$2,200,510	$26	$1,996,371	$—	$4,196,907
Net service sales	352,494	343	13,254	—	366,091
Research and development revenue	40,181	—	1,860	—	42,041

Total revenues	2,593,185	369	2,011,485	—	4,605,039

Operating costs and expenses:
Cost of products sold(1)	615,696	(443,207)	740,778	—	913,267
Cost of services sold	222,569	—	12,726	—	235,295
Selling, general and administrative	853,866	1,676	482,648	—	1,338,190
Research and development	750,333	123,912	434,085	—	1,308,330
Amortization of intangibles	194,898	—	31,544	—	226,442
Charge for impaired intangible assets	1,049	—	987	—	2,036

Total operating costs and expenses	2,638,411	(317,619)	1,702,768	—	4,023,560

Operating income (loss)	(45,226)	317,988	308,717	—	581,479

Other income (expenses):
Equity in income (loss) of equity method investments	201	—	—	—	201
Gain (loss) on investment in equity securities, net	2,160	—	(5,500)	—	(3,340)
Other	1,956	—	(1,600)	—	356
Inter-subsidiary income (expense)	(49,605)	402,150	(352,545)	—	—
Investment income	10,527	33,245	7,488	—	51,260
Interest expense	(17,924)	—	13,506	—	(4,418)

Total other income (expenses)	(52,685)	435,395	(338,651)	—	44,059

Income (loss) before income taxes	(97,911)	753,383	(29,934)	—	625,538

(Provision for) benefit from income taxes	41,850	(248,392)	2,085	—	(204,457)

Income from subsidiaries	477,142			(477,142)	—

Net income (loss)	$421,081	$504,991	$(27,849)	$(477,142)	$421,081

(1)
Includes the net amounts of inter-subsidiary product revenues and cost of products sold.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE T. SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

GENZYME CORPORATION AND SUBSIDIARIES
Consolidating Statement of Operations for the Year Ended December 31, 2007
(Amounts in thousands, except per share amounts)

	Genzyme Corporation	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Total
Revenues:
Net product sales	$1,934,908	$3	$1,522,867	$—	$3,457,778
Net service sales	316,114	—	10,212	—	326,326
Research and development revenue	27,640	—	1,775	—	29,415

Total revenues	2,278,662	3	1,534,854	—	3,813,519

Operating costs and expenses:
Cost of products sold(1)	878,151	(891,758)	729,111	—	715,504
Cost of services sold	201,887	—	9,939	—	211,826
Selling, general and administrative	828,505	—	358,679	—	1,187,184
Research and development	437,044	144,268	156,373	—	737,685
Amortization of intangibles	188,225	—	12,880	—	201,105
Purchase of in-process research and development	—	—	106,350	—	106,350

Total operating costs and expenses	2,533,812	(747,490)	1,373,332	—	3,159,654

Operating income (loss)	(255,150)	747,493	161,522	—	653,865

Other income (expenses):
Equity in income (loss) of equity method investments	7,398	—	—	—	7,398
Gain (loss) on investment in equity securities, net	13,167	—	(100)	—	13,067
Other	(46,302)	—	49,597	—	3,295
Inter-subsidiary income (expense)	40,977	87,412	(128,389)	—	—
Investment income	16,600	42,197	11,399	—	70,196
Interest expense	(21,056)	—	8,909	—	(12,147)

Total other income (expenses)	10,784	129,609	(58,584)	—	81,809

Income (loss) before income taxes	(244,366)	877,102	102,938	—	735,674

(Provision for) benefit from income taxes	75,206	(321,598)	(9,089)	—	(255,481)

Income from subsidiaries	649,353			(649,353)	—

Net income (loss)	$480,193	$555,504	$93,849	$(649,353)	$480,193

(1)
Includes the net amounts of inter-subsidiary product revenues and cost of products sold.

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE T. SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

GENZYME CORPORATION AND SUBSIDIARIES
Consolidating Statements of Cash Flows for the Year Ended December 31, 2009
(Amounts in thousands)

	Genzyme Corporation	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Total
Cash Flows from Operating Activities:
Net income (loss)	$422,300	$319,094	$220,141	$(539,235)	$422,300
Reconciliation of net income (loss) to cash flows from operating activities:
Depreciation and amortization	323,791	—	132,573	—	456,364
Stock-based compensation	204,229	—	—	—	204,229
Provision for bad debts	18,348	—	508	—	18,856
Contingent consideration expense	67,255	—	(1,671)	—	65,584
Intercompany	(111,652)	(314,179)	(99,597)	525,428	—
(Gains) losses on investments in equity securities, net	56	—	—	—	56
Gain on acquisition of business	(4,574)	—	(19,585)	—	(24,159)
Deferred income tax benefit	(177,145)	—	81,408	—	(95,737)
Tax benefit from employee stock-based compensation	13,770	—	—	—	13,770
Excess tax benefits from stock-based compensation	(3,305)	—	—	—	(3,305)
Other	(4,345)	2,362	6,253	—	4,270
Increase (decrease) in cash from working capital changes (excluding impact of acquired assets and assumed liabilities):
Accounts receivable	15,584	10	83,780	—	99,374
Inventories	28,189	(19,365)	1,152	—	9,976
Other current assets	22,719	86	(24,274)	—	(1,469)
Accounts payable, accrued expenses and deferred revenue	(78,134)	83,530	3,532	—	8,928

Cash flows from operating activities	737,086	71,538	384,220	(13,807)	1,179,037

Cash Flows from Investing Activities:
Purchases of investments	(11,305)	(297,820)	(92)	—	(309,217)
Sales and maturities of investments	26,284	376,002	—	—	402,286
Purchases of equity securities	(14,844)	—	—	—	(14,844)
Proceeds from sales of investments in equity securities	10,478	—	—	—	10,478
Purchases of property, plant and equipment	(324,305)	(61,720)	(275,688)	—	(661,713)
Acquisitions	(27,867)	—	(23,469)	—	(51,336)
Purchases of other intangible assets	(41,883)	—	—	—	(41,883)
Other	(365)	—	(4,830)	—	(5,195)

Cash flows from investing activities	(383,807)	16,462	(304,079)	—	(671,424)

Cash Flows from Financing Activities:
Proceeds from issuance of common stock	100,521	—	—	—	100,521
Repurchases of our common stock	(413,874)	—	—	—	(413,874)
Excess tax benefits from stock-based compensation	3,305	—	—	—	3,305
Payments of debt and capital lease obligations	(9,466)	1,913	61	—	(7,492)
Increase (decrease) in bank overdrafts	1,334	(438)	—	—	896
Payment of contingent consideration obligation	(6,612)	—	(13,844)	—	(20,456)
Other	(32,837)	(879)	41,832	—	8,116

Cash flows from financing activities	(357,629)	596	28,049	—	(328,984)

Effect of exchange rate changes on cash	32,832	2,876	(58,004)	13,807	(8,489)

Increase (decrease) in cash and cash equivalents	28,482	91,472	50,186	—	170,140
Cash and cash equivalents at beginning of period	330,277	11,647	230,182	—	572,106

Cash and cash equivalents at end of period	$358,759	$103,119	$280,368	$—	$742,246

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE T. SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

GENZYME CORPORATION AND SUBSIDIARIES
Consolidating Statements of Cash Flows for the Year Ended December 31, 2008
(Amounts in thousands)

	Genzyme Corporation	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Total
Cash Flows from Operating Activities:
Net income	$421,081	$504,991	$(27,849)	$(477,142)	$421,081
Reconciliation of net income to cash flows from operating activities:
Depreciation and amortization	289,149	—	85,515	—	374,664
Stock-based compensation	187,596	—	—	—	187,596
Provision for bad debts	12,587	—	396	—	12,983
Intercompany	407,121	(1,118,637)	229,332	482,184	—
(Gains) losses on investments in equity securities, net	3,340	—	—	—	3,340
Deferred income tax benefit	(180,918)	(780)	(13,502)	—	(195,200)
Tax benefit from employee stock-based compensation	59,868	—	—	—	59,868
Excess tax benefits from stock-based compensation	(18,445)	—	—	—	(18,445)
Other	(2,131)	2,886	3,148	—	3,903
Increase (decrease) in cash from working capital changes (excluding impact of acquired assets and assumed liabilities):
Accounts receivable	(84,403)	(10)	(52,860)	—	(137,273)
Inventories	(12,224)	4,291	3,233	—	(4,700)
Other current assets	2,588	35	9,519	—	12,142
Accounts payable, accrued expenses and deferred revenue	10,388	45,900	(17,072)	—	39,216

Cash flows from operating activities	1,095,597	(561,324)	219,860	5,042	759,175

Cash Flows from Investing Activities:
Purchases of investments	(40,639)	(380,395)	167	—	(420,867)
Sales and maturities of investments	72,258	536,736	—	—	608,994
Purchases of equity securities	(88,656)	—	—	—	(88,656)
Proceeds from sales of investments in equity securities	8,594	—	—	—	8,594
Purchases of property, plant and equipment	(323,172)	(43,998)	(230,392)	—	(597,562)
Investments in joint ventures (BioMarin)	4,844	—	—	—	4,844
Acquisitions	(16,561)	—	—	—	(16,561)
Purchases of other intangible assets	(100,377)	—	8,194	—	(92,183)
Other	7,873	—	3,984	—	11,857

Cash flows from investing activities	(475,836)	112,343	(218,047)	—	(581,540)

Cash Flows from Financing Activities:
Proceeds from issuance of common stock	318,753	—	—	—	318,753
Repurchases of our common stock	(143,012)	—	—	—	(143,012)
Excess tax benefits from stock-based compensation	18,445	—	—	—	18,445
Payments of debt and capital lease obligations	(699,233)	5,320	(48)	—	(693,961)
Increase (decrease) in bank overdrafts	24,786	974	—	—	25,760
Other	8,429	(657)	—	—	7,772

Cash flows from financing activities	(471,832)	5,637	(48)	—	(466,243)

Effect of exchange rate changes on cash	(1,256)	—	—	(5,042)	(6,298)

Increase (decrease) in cash and cash equivalents	146,673	(443,344)	1,765	—	(294,906)
Cash and cash equivalents at beginning of period	183,604	454,991	228,417	—	867,012

Cash and cash equivalents at end of period	$330,277	$11,647	$230,182	$—	$572,106

GENZYME CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements (Continued)

NOTE T. SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

GENZYME CORPORATION AND SUBSIDIARIES
Consolidating Statements of Cash Flows for the Year Ended December 31, 2007
(Amounts in thousands)

	Genzyme Corporation	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Total
Cash Flows from Operating Activities:
Net income	$480,193	$555,504	$93,849	$(649,353)	$480,193
Reconciliation of net income to cash flows from operating activities:
Depreciation and amortization	278,621	—	59,575	—	338,196
Stock-based compensation	190,070	—	—		190,070
Provision for bad debts	9,676	—	(11)	—	9,665
Purchase of in-process research and development	—	—	106,350	—	106,350
Intercompany	(482,671)	(23,700)	(137,913)	644,284	—
(Gains) losses on investments in equity securities, net	(13,067)	—	—	—	(13,067)
Deferred income tax benefit	(60,047)	(2,706)	(43,387)	—	(106,140)
Tax benefit from employee stock-based compensation	51,041	—	—	—	51,041
Excess tax benefits from stock-based compensation	(13,575)	—	—	—	(13,575)
Other	(8,548)	1,956	393	—	(6,199)
Increase (decrease) in cash from working capital changes (excluding impact of acquired assets and assumed liabilities):
Accounts receivable	(39,678)	—	(65,552)	—	(105,230)
Inventories	(118,648)	(61,131)	164,768	—	(15,011)
Other current assets	(29,130)	(372)	5,605	—	(23,897)
Accounts payable, accrued expenses and deferred revenue	209,325	(209,960)	26,911	—	26,276

Cash flows from operating activities	453,562	259,591	210,588	(5,069)	918,672

Cash Flows from Investing Activities:
Purchases of investments	(39,480)	(740,211)	(241)	—	(779,932)
Sales and maturities of investments	52,725	932,821	—	—	985,546
Purchases of equity securities	(21,994)	—	—	—	(21,994)
Proceeds from sales of investments in equity securities	20,712	—	—	—	20,712
Purchases of property, plant and equipment	(199,761)	(19,520)	(193,591)	—	(412,872)
Distributions from equity method investments	17,100	—	—	—	17,100
Acquisitions	(291,701)	—	(50,755)	—	(342,456)
Payment of note receivable from Dyax	7,771	—	—	—	7,771
Purchases of other intangible assets	(50,411)	—	(9,939)	—	(60,350)
Other	1,295	—	(5,876)	—	(4,581)

Cash flows from investing activities	(503,744)	173,090	(260,402)	—	(591,056)

Cash Flows from Financing Activities:
Proceeds from issuance of common stock	285,762	—	—	—	285,762
Repurchases of our common stock	(231,576)	—	—	—	(231,576)
Excess tax benefits from stock-based compensation	13,575	—	—	—	13,575
Payments of debt and capital lease obligations	(5,776)	—	(133)	—	(5,909)
Increase (decrease) in bank overdrafts	(5,910)	—	—	—	(5,910)
Other	(1,439)	10,473	(353)	—	8,681

Cash flows from financing activities	54,636	10,473	(486)	—	64,623

Effect of exchange rate changes on cash	(48,317)	—	25,851	5,069	(17,397)

Increase (decrease) in cash and cash equivalents	(43,863)	443,154	(24,449)	—	374,842
Cash and cash equivalents at beginning of period	227,467	11,837	252,866	—	492,170

Cash and cash equivalents at end of period	$183,604	$454,991	$228,417	$—	$867,012

Exchange Offer

for

3.625% Senior Notes due 2015

and

5.000% Senior Notes due 2020

PROSPECTUS

                        , 2010

        Until                      , 2010, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers.

        Section 2.02(b)(4) of the Massachusetts Business Corporation Act (the "MBCA") provides that a corporation may, in its articles of organization, eliminate or limit a director's personal liability to the corporation for monetary damages for breaches of fiduciary duty as a director, except in circumstances involving (1) a breach of the director's duty of loyalty to the corporation or its shareholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) improper distributions, and (4) transactions from which the director derived an improper personal benefit. Section VI.C.3. of the registrant's Articles of Organization provides that no director shall be liable to the registrant or its shareholders for monetary damages for any breach of fiduciary duty as a director, except to the extent that the elimination or limitation of liability is not permitted under Massachusetts corporation law, as in effect when such liability is determined, and that no amendment or repeal of that provision shall deprive a director of the benefits thereof with respect to any act or omission occurring prior to such amendment or repeal.

        Section 8.51 of the MBCA permits the registrant to indemnify a director if the individual (1) acted in good faith, (2) reasonably believed that his or her conduct was (a) in the best interests of the registrant or (b) at least not opposed to the best interest of the registrant, and (3) in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 8.51 also permits the registrant to indemnify a director for conduct for which such individual is or would be exculpated under the charter provision referred to above, whether or not the director satisfied a particular standard of conduct. Section 8.56 of the MBCA permits the registrant to indemnify an officer (1) under those circumstances in which the registrant would be allowed to indemnify a director and (2) to such further extent as the registrant chooses provided that the liability does not arise out of acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law. This broader permissible indemnification for officers also is available for a director who is an officer if the individual becomes party to a proceeding on the basis of an act or omission solely as an officer. Section 8.55 of the MBCA mandates that the determination that an award of indemnification is appropriate in a particular circumstance be made by (1) a majority vote of all disinterested directors or a majority of a committee of disinterested directors (in each case, if there are at least two disinterested directors), (2) special legal counsel, or (3) the shareholders.

        Prior to the final disposition of a proceeding involving a director or officer, Sections 8.53 and 8.56 of the MBCA allow the registrant to pay for or reimburse reasonable expenses. As a condition, the director or officer must deliver a written undertaking to repay the funds if the individual is determined not to have met the relevant standard of conduct, which determination is made in the same manner as the determination of whether an individual is entitled to indemnification. This undertaking may be accepted without security and without regard to the individual's financial ability to make repayment. Another condition to advancement of expenses is that the individual submit a written affirmation of his or her good faith that he or she has met the standard of conduct necessary for indemnification (or that the matter involved conduct for which liability has been eliminated pursuant to the charter exculpation provision referred to above).

        The MBCA allows a corporation to obligate itself (1) to indemnify a director or officer and (2) to provide advancement of expenses to such an individual. Such a commitment may be made in the corporation's charter or bylaws or in a resolution adopted, or a contract approved, by the board of directors or the shareholders. Article VI of the registrant's by-laws provides that the registrant shall indemnify its directors and officers to the fullest extent permitted by law, and may indemnify such other employees as identified by the Board of Directors. In addition, the registrant has in place agreements with directors and officers that affirm this obligation to indemnify such individuals to the fullest extent permitted by law and also contractually commit the registrant to provide advancement of expenses to the fullest extent permitted by law. These indemnification agreements also contain procedural provisions as well as protections in the event of a change of control.

        Sections 8.52 and 8.56(c) of the MBCA mandate indemnification for reasonable expenses, regardless of whether an individual has met a particular standard of conduct, in connection with proceedings in which a director or officer is wholly successful, on the merits or otherwise. Furthermore, Section 8.54 of the MBCA provides that a court may direct a corporation to indemnify a director or officer if the court determines that (1) the director or officer is entitled to mandatory indemnification under the MBCA, (2) the director or officer is entitled to indemnification pursuant to a provision in the corporation's charter or bylaws or in a contract or a board or shareholder resolution, or (3) it is fair and reasonable to indemnify the director or officer, regardless of whether he or she met the relevant standard of conduct.

        In addition to covering directors and officers of the registrant if they become parties to legal proceedings when acting in such capacities, the registrant's by-laws and indemnification agreements, as permitted by the MBCA, also cover such individuals when serving at the registrant's request for another entity, specifically, as a director, officer, partner, trustee, employee, or agent of another domestic or foreign corporation, partnership, joint venture, trust, employee benefit plan, or other entity. A director or officer is considered to be serving an employee benefit plan at the request of the registrant if the individual's duties to the registrant also impose duties on, or otherwise involve services by, the director or officer to the plan or to the participants in or beneficiaries of the plan.

        The registrant maintains directors' and officers' liability insurance which may protect the registrant's directors and officers against costs and liabilities imposed upon them in their roles with the registrant, including in circumstances under which indemnification would not be permitted under the MBCA.

Item 21.    Exhibits and Financial Statement Schedules.

        (a)   Exhibits.

        Reference is made to the Index to Exhibits filed as a part of this registration statement beginning on page E-1. Each of such exhibits is incorporated by reference herein.

        (b)   Financial Statement Schedules.

        Schedules are omitted because they are not applicable, or not required, or because the information is included in our consolidated financial statements or notes thereto.

        (c)   Outside Party Reports, Opinions or Appraisals Materially Relating to the Transaction.

        Not applicable.

Item 17.    Undertakings.

        (a)   The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which,

    individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4)   That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

          (5)   That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

          The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

              (i)  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

             (ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

            (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

            (iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

        (c)   The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (d)   The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES AND POWERS OF ATTORNEY

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Cambridge, Commonwealth of Massachusetts, on September 7, 2010.

GENZYME CORPORATION
By:	/s/ MICHAEL S. WYZGA
	Name:	Michael S. Wyzga
	Title:	Executive Vice President, Finance and Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

        Further, we, the undersigned officers and directors of Genzyme Corporation hereby severally constitute and appoint Henri A. Termeer, Michael S. Wyzga, and Peter Wirth, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities as indicated, any and all amendments or supplements to this registration statement on Form S-4, including post-effective amendments to the registration statement and generally to do all such things in connection therewith in our name and on our behalf in our capacities as indicated to enable the registrant to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the SEC, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to any and all amendments.

Signature	Title	Date

/s/ HENRI A. TERMEER Henri A. Termeer	Director and Chief Executive Officer (Principal Executive Officer)	September 7, 2010
/s/ MICHAEL S. WYZGA Michael S. Wyzga	Executive Vice President, Finance and Chief Financial Officer (Principal Financial Officer)	September 7, 2010
/s/ JASON A. AMELLO Jason A. Amello	Corporate Controller and Chief Accounting Officer (Principal Accounting Officer)	September 7, 2010
/s/ DOUGLAS A. BERTHIAUME Douglas A. Berthiaume	Director	September 7, 2010
/s/ ROBERT J. BERTOLINI Robert J. Bertolini	Director	September 7, 2010

Signature	Title	Date

/s/ GAIL K. BOUDREAUX Gail K. Boudreaux	Director	September 7, 2010
/s/ STEVEN J. BURAKOFF Steven J. Burakoff	Director	September 7, 2010
/s/ ROBERT J. CARPENTER Robert J. Carpenter	Director	September 7, 2010
/s/ CHARLES L. COONEY Charles L. Cooney	Director	September 7, 2010
/s/ VICTOR J. DZAU Victor J. Dzau	Director	September 7, 2010
/s/ ERIC J. ENDE Eric J. Ende	Director	September 7, 2010
/s/ DENNIS M. FENTON Dennis M. Fenton	Director	September 7, 2010
/s/ CONNIE MACK III Connie Mack III	Director	September 7, 2010
/s/ RICHARD F. SYRON Richard F. Syron	Director	September 7, 2010
/s/ RALPH V. WHITWORTH Ralph V. Whitworth	Director	September 7, 2010

SIGNATURES AND POWERS OF ATTORNEY

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Cambridge, Commonwealth of Massachusetts, on September 7, 2010.

GENZYME THERAPEUTIC PRODUCTS LIMITED PARTNERSHIP
By:	GENZYME THERAPEUTIC PRODUCTS CORPORATION, its general partner
By:	/s/ MICHAEL S. WYZGA
	Name:	Michael S. Wyzga
	Title:	Vice President and Treasurer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

        Further, we, the undersigned officers and directors of Genzyme Therapeutic Products Corporation hereby severally constitute and appoint Henri A. Termeer, Michael S. Wyzga, and Peter Wirth, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities as indicated, any and all amendments or supplements to this registration statement on Form S-4, including post-effective amendments to the registration statement and generally to do all such things in connection therewith in our name and on our behalf in our capacities as indicated to enable the registrant to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the SEC, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to any and all amendments.

Signature	Title	Date

/s/ HENRI A. TERMEER Henri A. Termeer	President (Principal Executive Officer)	September 7, 2010
/s/ MICHAEL S. WYZGA Michael S. Wyzga	Vice-President and Treasurer Director (Principal Financial and Accounting Officer)	September 7, 2010
/s/ PETER WIRTH Peter Wirth	Vice-President and Secretary Director	September 7, 2010

INDEX TO EXHIBITS

Exhibit Number	Description
2.1	License and Asset Purchase Agreement dated as of March 30, 2009 and related Letter Agreements between Genzyme Corporation and Bayer Schering Pharma AG, and License Agreement dated as of May 29, 2009 between Genzyme Corporation and Alcafleu Management GmbH & Co. KG. Filed as Exhibit 3.1 to Genzyme's Form 10-Q for the quarter ended June 30, 2010 filed on August 9, 2010.*(†).
3.1	Restated Articles of Organization of Genzyme Corporation, as amended. Filed as Exhibit 3.1 to Genzyme's Form 8-K filed on June 22, 2010.*
3.2	By-laws of Genzyme Corporation, as amended. Filed as Exhibit 3.2 to Genzyme's Form 8-K filed on June 22, 2010.*
3.3	Certificate of Limited Partnership of Genzyme Therapeutics Products Limited Partnership, dated December 21, 2005.
3.4	Limited Partnership Agreement of Genzyme Therapeutics Products Limited Partnership, dated July 1, 2006.
3.5	Amendment No. 1 to Limited Partnership Agreement of Genzyme Therapeutics Products Limited Partnership, dated June 15, 2010.
4.1
Indenture, dated as of June 17, 2010, by and between Genzyme Corporation and The Bank of New York Mellon Trust Company, N.A., as trustee. Filed as Exhibit 4.1(a) to Genzyme's Form 8-K filed on June 17, 2010.*
4.1.1
First Supplemental Indenture, dated as of June 17, 2010, by and among Genzyme Corporation, the Subsidiary Guarantor(s) party thereto from time to time and The Bank of New York Mellon Trust Company, N.A., as trustee (including forms of 3.625% Senior Note due 2015 and 5.000% Senior Note due 2020). Filed as Exhibit 4.1(b) to Genzyme's Form 8-K filed on June 17, 2010.*
5.1	Opinion of Ropes & Gray LLP.
10.1
Lease, dated April 30, 1990, for 64 Sidney Street, Cambridge, Massachusetts between BioSurface Technology, Inc. and Forest City 64 Sidney Street, Inc. Filed as Exhibit 10.22 to BioSurface's Registration Statement on Form S-1 (File No. 33-55874).*
10.1.1
Amendment to Lease, dated September 11, 1995, to the Lease Agreement dated April 30, 1990 by and between Forest City 64 Sidney Street, Inc. and Genzyme Corporation. Filed as Exhibit 10.1.1 to Genzyme's Form 10-K for the year ended December 31, 2003.*
10.1.2
Second Amendment to Lease, dated March 1, 1996, to the Lease Agreement dated April 30, 1990 by and between Forest City 64 Sidney Street, Inc. and Genzyme Corporation. Filed as Exhibit 10.1.2 to Genzyme's Form 10-K for the year ended December 31, 2003.*
10.1.3
Letter Amendment, dated December 30, 1999, to the Lease Agreement dated April 30, 1990, by and between Forest City 64 Sidney Street, Inc. and Genzyme Corporation. Filed as Exhibit 10.1.3 to Genzyme's Form 10-K for the year ended December 31, 2003.*
10.1.4
Fourth Amendment to Lease, dated March 23, 2001, to the Lease Agreement dated April 30, 1990, by and between Forest City 64 Sidney Street, Inc. and Genzyme Corporation. Filed as Exhibit 10.1.4 to Genzyme's Form 10-K for the year ended December 31, 2003.*
10.1.5	Lease Agreement dated November 30, 2005, by and between Forest City 64 Sidney Street, Inc. and Genzyme Corporation. Filed as Exhibit 10.1.5 to Genzyme's Form 10-K for year ended December 31, 2006.*

Exhibit Number	Description
10.1.6	First Amendment dated May 21, 2010 to Lease dated November 30, 2005, by and between FC 64 Sidney, Inc. and Genzyme Corporation. Filed as Exhibit 10.1 to Genzyme's Form 10-Q for the quarter ended June 30, 2010 filed on August 9, 2010.*
10.2
Lease, dated June 1, 1992, for land at Allston Landing, Allston, Massachusetts, between Allston Landing Limited Partnership and the Massachusetts Turnpike Authority. Filed as Exhibit 10.9 to Genzyme's Form 10-K for the year ended December 31, 1993.*
10.2.1
First Amendment to Lease, dated July 26, 1995, to Lease dated June 1, 1992, between Allston Landing Limited Partnership and the Massachusetts Turnpike Authority. Filed as Exhibit 10.1 to Genzyme's Form 10-Q for the quarter ended June 30, 2005.*
10.2.2
Second Amendment to Lease, dated December 22, 1997, to Lease dated June 1, 1992, between Allston Landing Limited Partnership and the Massachusetts Turnpike Authority. Filed as Exhibit 10.2 to Genzyme's Form 10-Q for the quarter ended June 30, 2005.*
10.3
Commercial Lease, dated December 24, 1998, by and between Aventis Pasteur SA and Imtix-SangStat S.A.S. for Building C5 located at Marcy L'Etoile, Lyon, France. Filed as Exhibit 10.4 to Genzyme's Form 10-K for the year ended December 31, 2003.*
10.3.1
Amendment to Commercial Lease, dated September 30, 2000, to the Lease dated December 24, 1998, by and between Aventis Pasteur SA and Imtix-SangStat S.A.S. Filed as Exhibit 10.4.1 to Genzyme's Form 10-K for the year ended December 31, 2003.*
10.4
Lease, dated August 28, 2000, for Building D, Cambridge Research Park, Cambridge, Massachusetts, between Genzyme Corporation and Kendall Square LLC. Filed as Exhibit 10.4 to Genzyme's Form 10-K for the year ended December 31, 2005.*
10.4.1
First Amendment to Lease, dated August 1, 2003, to the Lease dated August 28, 2000, by and between Genzyme Corporation and Kendall Square LLC. Filed as Exhibit 10.5.1 to Genzyme's Form 10-K for the year ended December 31, 2004.*
10.5
Underlease of 50 Gibson Drive, Kings Hill Business Park, West Malling, Kent, U.K., dated January 19, 2001, by and among Genzyme Limited, Liberty Property Limited Partnership and Kings Hill Estate Management Company Limited. Filed as Exhibit 10.1 to Genzyme's Form 10-Q for the quarter ended September 30, 2005.*
10.5.1
Deed of Variation of Underlease dated January 19, 2001, and Agreement for Lease, each dated August 22, 2005, by and between Genzyme Limited and Kent City Council (successors to Liberty Property Limited Partnership). Filed as Exhibit 10.2 to Genzyme's Form 10-Q for the quarter ended September 30, 2005.*
10.6
Lease, dated September 3, 1990, for the land located at the Industrial Development Authority Industrial Park, County Waterford, Ireland (comprised in folio 4917 & 324IF County Waterford), by and between the Industrial Development Authority and Bausch & Lomb Ireland. Filed as Exhibit 10.2 to Genzyme's Form 10-Q for the quarter ended September 30, 2001.*
10.7
Contract for Sale, dated June 25, 2001, for the premises located at the Industrial Development Authority Industrial Park, County Waterford, Ireland, (comprised in folio 4141L County Waterford) by and between Luxottica Ireland Limited and Genzyme Ireland Limited (f/k/a Gosfend Limited). Filed as Exhibit 10.1 to Genzyme's Form 10-Q for the quarter ended September 30, 2001.*

Exhibit Number	Description
10.8	Deed of Transfer, dated July 2, 2001, between Luxottica Ireland Limited and Genzyme Ireland Limited, related to the Lease dated September 3, 1990 for the premises located at the Industrial Development Authority Industrial Park, County Waterford, Ireland (comprised in folio 4141L County Waterford). Filed as Exhibit 10.3 to Genzyme's Form 10-Q for the quarter ended September 30, 2001.*
10.9
Contract for Sale, dated August 2, 2001, for the land located at the Industrial Development Authority Industrial Park, County Waterford, Ireland (comprised in folio 4917 County Waterford), by and between the Industrial Development Authority and Genzyme Ireland Limited. Filed as Exhibit 10.4 to Genzyme's Form 10-Q for the quarter ended September 30, 2001.*
10.10
Lease, dated August 24, 2001, for the land located at the Industrial Development Authority Industrial Park, County Waterford, Ireland (comprised in folio 4917 County Waterford) by the Industrial Development Authority and Genzyme Ireland Limited. Filed as Exhibit 10.5 to Genzyme's Form 10-Q for the quarter ended September 30, 2001.*
10.11	1997 Equity Incentive Plan, as amended. Filed as Exhibit 10.12 to Genzyme's Form 10-K for the year ended December 31, 2006.*
10.12	1998 Director Stock Option Plan, as amended. Filed as Exhibit 10.2 to Genzyme's Form 10-Q for the quarter ended June 30, 2006.*
10.12.1	Form of Non-Statutory Stock Option for grants under the 1998 Director Stock Option Plan. Filed as Exhibit 10.5 to Genzyme's Form 10-Q for the quarter ended June 30, 2005.*
10.12.2	2007 Director Equity Plan, as amended. Filed as Exhibit 10.8 to Genzyme's Form 10-Q for the quarter ended June 30, 2010 filed on August 9, 2010.*
10.12.3	Form of Non-Statutory Stock Option Agreement for grants under the 2007 Director Equity Plan. Filed as Exhibit 10.3 to Genzyme's Form 10-Q for the quarter ended June 30, 2008.*
10.12.4	Form of Restricted Stock Unit Award Agreement for grants under the 2007 Director Equity Plan. Filed as Exhibit 10.4 to Genzyme's Form 10-Q for the quarter ended June 30, 2008.*
10.13	2001 Equity Incentive Plan, as amended. Filed as Exhibit 10.14 to Genzyme's 10-K for the year ended December 31, 2006.*
10.13.1	Forms of Non-Statutory Stock Option Agreement for grants to executive officers under the 2001 Equity Incentive Plan. Filed as Exhibit 10.5 to Genzyme's Form 10-Q for the quarter ended June 30, 2008.*
10.13.2	Forms of Incentive Stock Option Agreement for grants to executive officers under the 2001 Equity Incentive Plan. Filed as Exhibit 10.6 to Genzyme's Form 10-Q for the quarter ended June 30, 2008.*
10.14	2004 Equity Incentive Plan, as amended. Filed as Exhibit 10.7 to Genzyme's Form 10-Q for the quarter ended June 30, 2010 filed on August 9, 2010.*
10.14.1	Forms of Incentive Stock Option Agreement for grants to executive officers under the 2004 Equity Incentive Plan. Filed as Exhibit 10.14.1 to Genzyme's Form 10-K for the year ended December 31, 2008.*
10.14.2	Forms of Nonstatutory Stock Option Agreement for grants to executive officers under the 2004 Equity Incentive Plan. Filed as Exhibit 10.14.2 to Genzyme's Form 10-K for 2008.*
10.14.3
Forms of Restricted Stock Unit Award Agreement for grants to executive officers under the 2004 Equity Incentive Plan. Filed as Exhibit 10.3 to Genzyme's Form 10-Q for the quarter ended March 31, 2008.*

Exhibit Number	Description
10.15	Senior Executive Long-Term Incentive Plan. Filed as Exhibit 10.2 to Genzyme's Form 10-Q/A for the quarter ended March 31, 2010 filed on May 11, 2010.*
10.16	1996 Directors' Deferred Compensation Plan, as amended. Filed as Exhibit 10.16 to Genzyme's Form 10-K for the year ended December 31, 2008.*
10.17
Amended and Restated Executive Employment Agreement effective as of December 31, 2008 between Genzyme Corporation and Henri A. Termeer. Filed as Exhibit 10.2 to Genzyme's Form 8-K filed on December 5, 2008.*
10.18
Amended and Restated Executive Employment Agreement effective as of December 31, 2008 between Genzyme Corporation and Peter Wirth. Filed as Exhibit 10.3 to Genzyme's Form 8-K filed on December 5, 2008.*
10.19	Form of Indemnification Agreement between Genzyme Corporation and its executive officers. Filed as Exhibit 10.1 to Genzyme's Form 10-Q for the quarter ended September 30, 2004.*
10.20	Form of Severance Agreement between Genzyme Corporation and its executive officers. Filed as Exhibit 10.2 to Genzyme's Form 10-Q for the quarter ended September 30, 2007.*
10.21	Genzyme Senior Executive Annual Cash Incentive Program. Filed as Exhibit 10.1 to Genzyme's Form 8-K filed on December 5, 2008.*
10.21.1	Genzyme Senior Executive Annual Incentive Plan. Filed as Exhibit 10.1 to Genzyme's Form 10-Q/A for the quarter ended March 31, 2010 filed on May 11, 2010.*
10.22	Form of Performance Restricted Stock Unit Award Agreement. Filed as Exhibit 10.3 to Genzyme's Form 10-Q/A for the quarter ended March 31, 2010 filed on May 11, 2010.*
10.23
Amended and Restated Collaboration Agreement, effective as of January 1, 2008, among Genzyme Corporation, BioMarin and BioMarin/Genzyme LLC. Filed as Exhibit 10.1 to Genzyme's Form 10-Q for the quarter ended March 31, 2008.*
10.24
Manufacturing, Marketing and Sales Agreement among Genzyme Corporation, BioMarin and BioMarin/Genzyme LLC, effective as of January 1, 2008. Filed as Exhibit 10.2 to Genzyme's Form 10-Q for the quarter ended March 31, 2008.*
10.25	Supply Agreement, dated January 24, 2006, by and between Cambrex Charles City, Inc. and Genzyme Corporation. Filed as Exhibit 10.1 to Genzyme's Form 10-Q for the quarter ended September 30, 2006.*
10.26	Contract Manufacturing Agreement dated September 14, 2001, as amended, between GelTex and The Dow Chemical Company. Filed as Exhibit 10.35 to Genzyme's Form 10-K for the year ended December 31, 2002.*
10.26.1
Second Amendment, dated October 9, 2002, to Contract Manufacturing Agreement dated September 14, 2001, between GelTex and The Dow Chemical Company. Filed as Exhibit 10.34.1 to Genzyme's Form 10-K for the year ended December 31, 2003.*
10.26.2
Third Amendment, dated December 8, 2003, to Contract Manufacturing Agreement dated September 14, 2001, between GelTex and The Dow Chemical Company. Filed as Exhibit 10.34.2 to Genzyme's Form 10-K for the year ended December 31, 2003.*
10.26.3
Fourth Amendment, dated July 1, 2004, to Contract Manufacturing Agreement dated September 14, 2001, between GelTex and The Dow Chemical Company. Filed as Exhibit 10.29.3 to Genzyme's Form 10-K for the year ended December 31, 2004.*
10.26.4
Amended and Restated Contract Manufacturing Agreement signed as of December 15, 2006, between Genzyme Corporation (as successor to GelTex) and The Dow Chemical Company. Filed with Genzyme's Form 8-K filed on December 21, 2006.*

Exhibit Number	Description
10.27	North American Termination and Transition Agreement, dated November 3, 2004, by and between Genzyme Corporation and Wyeth. Filed as Exhibit 10.31 to Genzyme's Form 10-K for the year ended December 31, 2004.*
10.28
Purchase and Supply Agreement, effective as of January 1, 2005, by and between Genzyme Corporation and Invitrogen Corporation. Filed as Exhibit 10.3 to Genzyme's Form 10-Q for the quarter ended June 30, 2005.*
10.28.1
Amendment No. 2 effective as of January 1, 2007 to Purchase and Supply Agreement, effective as of January 1, 2005, by and between Genzyme Corporation and Invitrogen Corporation. Filed as Exhibit 10.1 to Genzyme's Form 10-Q for the quarter ended June 30, 2007.*
10.28.2
Amended and Restated Contract Purchase and Supply Agreement between Invitrogen Corporation and Genzyme Corporation effective December 31, 2007. Filed as Exhibit 10.1 to Genzyme's Form 10-Q for the quarter ended September 30, 2007.*
10.29	License and Co-Development Agreement between Genzyme Corporation and Isis Pharmaceuticals, Inc. dated June 24, 2008. Filed as Exhibit 10.7 to Genzyme's Form 10-Q for the quarter ended June 30, 2008.*
10.30
Technology Transfer and Supply Agreement between Genzyme Corporation and Hospira Worldwide, Inc. effective December 31, 2009. Filed as Exhibit 10.29 to Genzyme's Form 10-K for the year ended December 31, 2009.*
10.31
License Agreement dated as of January 1, 1995 and First Amendment thereto, dated as of October 7, 2003, between Genzyme Corporation and Mount Sinai School of Medicine of the City University of New York. Filed as Exhibit 10.10 to Genzyme's Form 10-Q for the quarter ended June 30, 2010 filed on August 9, 2010.*(†)
10.32
Master Supply Agreement dated as of June 30, 2010 among Genzyme Corporation, Genzyme Ireland Limited and Hospira Worldwide, Inc. Filed as Exhibit 10.9 to Genzyme's Form 10-Q for the quarter ended June 30, 2010 filed on August 9, 2010.*(†)
10.33
Credit Agreement, dated July 14, 2006, among Genzyme Corporation and those of its subsidiaries party thereto, the lenders listed therein, JPMorgan Chase Bank, N.A., as administrative agent, Bank of America, N.A., as syndication agent, ABN AMRO Bank N.V., Citizens Bank of Massachusetts and Wachovia Bank, National Association, as co-documentation agents. Filed with Genzyme's Form 8-K filed on July 19, 2006.*
10.34
Amended and Restated Agreement dated April 14, 2010 between Genzyme Corporation, Relational Investors LLC, Ralph V. Whitworth and the other parties identified therein. Filed as Exhibit 99.1 to Genzyme's Form 8-K filed on April 15, 2010.*
10.35
Agreement dated June 9, 2010 by and among Genzyme Corporation, Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II L.P., Icahn Partners Master Fund III L.P. and High River Limited Partnership. Filed as Exhibit 99.1 to Genzyme's Form 8-K filed on June 9, 2010.*
10.36	Consent Decree dated May 24, 2010 between Genzyme Corporation and the United States Food and Drug Administration. Filed as Exhibit 99.1 to Genzyme's Form 8-K filed on May 24, 2010.*
10.37
Registration Rights Agreement, dated June 17, 2010, by and among Genzyme Corporation, Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Banc of America Securities LLC. Filed as Exhibit 10.1 to Genzyme's Form 8-K filed on June 17, 2010.*

Exhibit Number	Description
10.38	Master Confirmation Agreement, dated as of June 17, 2010, between Genzyme Corporation and Goldman, Sachs & Co. Filed as Exhibit 10.3 to Genzyme's Form 10-Q for the quarter ended June 30, 2010 filed on August 9, 2010.*
10.38.1
Supplemental Confirmation Agreement, dated as of June 17, 2010, between Genzyme Corporation and Goldman, Sachs & Co. Filed as Exhibit 10.3.1 to Genzyme's Form 10-Q for the quarter ended June 30, 2010 filed on August 9, 2010.*(†)
12.1	Computation of Ratio of Earnings to Fixed Charges.
21.1	Subsidiaries of Genzyme Corporation. Filed as Exhibit 21 to Genzyme's Form 10-K for the year ended December 31, 2009.*
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Ropes & Gray LLP (included in Exhibit 5.1).
24.1	Powers of Attorney (included on signature pages to this registration statement).
25.1	Form T-1 Statement of Eligibility of Trustee under the Trust Indenture Act of 1939, as amended, of The Bank of New York Mellon Trust Company, N.A., as trustee.
99.1	Form of Letter of Transmittal.**
99.2	Form of Notice of Guaranteed Delivery.**
99.3	Form of Letter to Registered Holder and/or DTC Participant from Beneficial Owners.**
99.4	Financial statements and notes thereto of BioMarin/Genzyme LLC for the year ended December 31, 2007. Filed as Exhibit 99 to Genzyme's Form 10-K for the year ended December 31, 2009.*
101
The following materials from Genzyme Corporation's Registration Statement on Form S-4 formatted in eXtensible Business Reporting Language (XBRL): (i) Unaudited, Consolidated Statements of Operations for the Three and Six Months Ended June 30, 2010 and 2009, (ii) Unaudited, Consolidated Balance Sheets as of June 30, 2010 and December 31, 2009, (iii) Unaudited, Consolidated Statements of Cash Flows for the Three and Six Months Ended June 30, 2010 and 2009; (iv) Notes to Unaudited, Consolidated Financial Statements; (v) Consolidated Statements of Operations and Comprehensive Income for the Years Ended December 31, 2009 and 2008, (vi) Consolidated Balance Sheets as of December 31, 2009, 2008 and 2007, (vii) Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2008 and 2007, (viii) Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2009, 2008 and 2007 and (ix) Notes to Consolidated Financial Statements.‡

*
Previously filed with the SEC and incorporated herein by reference. Exhibits filed with Forms 10-K, 10-Q and 8-K of Genzyme Corporation were filed under SEC File No. 0-14680.

†
Confidential treatment has been requested or granted for the deleted portions of this Exhibit.

**
To be furnished in an amendment to this Registration Statement.

‡
Pursuant to Rule 406T of Regulation S-T, the interactive data files included in Exhibit 101 are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

EXECUTIVE COMPENSATION PLANS AND ARRANGEMENTS

        Exhibits 10.11 through 10.22 above are management contracts or compensatory arrangements in which our executive officers or directors participate.